As filed with the Securities and Exchange Commission on May 8, 2014

Registration No. 333-194821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YADKIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	6022	20-4495993
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classifications Code Number)	(I.R.S. Employer Identification Number)

209 North Bridge Street

Elkin, North Carolina 28621

(336) 526-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph H. Towell

President and Chief Executive Officer

Yadkin Financial Corporation

209 North Bridge Street

Elkin, North Carolina 28621

(336) 838-0123

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:

Neil E. Grayson, Esq. Nikki Lee, Esq. Nelson Mullins Riley & Scarborough LLP 104 South Main Street, Suite 900 Greenville, South Carolina 29601 (864) 250-2300	Betty O. Temple, Esq. Sudhir N. Shenoy, Esq. Womble Carlyle Sandridge & Rice, LLP 550 South Main Street, Suite 400 Greenville, South Carolina 29601 (864) 255-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed mergers described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 8, 2014

Proxy Statement	Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On January 27, 2014, Yadkin Financial Corporation (“Yadkin”), VantageSouth Bancshares, Inc. (“VantageSouth”), and Piedmont Community Bank Holdings, Inc. (“Piedmont”) entered into an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”) under which VantageSouth and Piedmont will each merge with and into Yadkin (which we refer to collectively as the “Mergers”). Immediately following the completion of the Mergers, VantageSouth Bank, a wholly-owned banking subsidiary of VantageSouth, will merge with and into Yadkin Bank, Yadkin’s wholly-owned banking subsidiary, with Yadkin Bank continuing as the surviving bank (which we refer to as the “Bank Merger”). The Merger Agreement was amended on April 22, 2014 to clarify terms in the amendment to the bylaws of the surviving corporation.

In the Mergers, each outstanding share of VantageSouth common stock, except for specified shares of VantageSouth common stock held by Yadkin, VantageSouth or Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin voting common stock. Each outstanding option to purchase shares of VantageSouth common stock will vest if required by its terms and, if not exercised prior to closing, will either be (i) assumed by Yadkin substantially in accordance with the terms of such option award or (ii) substituted for substantially identical awards under a Yadkin plan providing for the issuance of stock options. Each outstanding share of Piedmont common stock, except for shares owned by Piedmont stockholders properly exercising dissenters’ rights and except for specified shares of Piedmont common stock held by Piedmont, VantageSouth, or Yadkin, will be converted into the right to receive (i) 6.28597 shares of Yadkin voting common stock; (ii) a pro rata portion of cash in an amount estimated at $4.0 million in respect of Piedmont’s $4.8 million deferred tax asset (subject to adjustment in accordance with an independent evaluation); (iii) a pro rata portion of cash in an amount equal to the cash held by Piedmont at the date of closing of the Mergers, which is expected to be in the aggregate approximately $6.1 million; and (iv) a right to receive a pro rata portion of certain shares of Yadkin voting common stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. The Piedmont Phantom Equity Plan, which is a type of deferred compensation plan, will be assumed by Yadkin. The Merger Agreement requires Yadkin to establish a “rabbi trust” to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. A total of 856,447 shares of Yadkin voting common stock that otherwise would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist will be issued to and held by the rabbi trust. The maximum number of shares of Yadkin voting common stock to be delivered to holders of shares of VantageSouth common stock and Piedmont common stock upon completion of the Mergers is approximately [—] shares, based on the number of shares of VantageSouth common stock and Piedmont common stock outstanding as of May 9, 2014 together with the 856,447 shares to be placed in a rabbi trust, and assuming full exercise of all outstanding and unexercised stock options.

Yadkin and VantageSouth will each hold an annual meeting where their respective shareholders will be asked to vote to approve the Merger Agreement. Piedmont will also hold a special meeting of its stockholders to vote to approve the Merger Agreement. Yadkin shareholders will also be asked to approve (i) a proposal to amend the articles of incorporation of Yadkin to increase the number of authorized shares of common stock of Yadkin; (ii) a proposal to elect nine directors of Yadkin; (iii) a proposal to ratify the appointment of Dixon Hughes Goodman LLP as Yadkin’s independent registered public accounting firm for the fiscal year ending December 31, 2014; (iv) a proposal to adjourn the Yadkin annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the Yadkin merger proposal and/or the Yadkin articles of amendment proposal; (v) a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of Yadkin; and (vi) a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of

Yadkin may receive in connection with the Mergers pursuant to existing agreements or arrangements with Yadkin. VantageSouth stockholders will also be asked to approve (i) a proposal to elect 13 directors of VantageSouth; (ii) a proposal to ratify the appointment of Dixon Hughes Goodman LLP as VantageSouth’s independent registered public accounting firm for the fiscal year ending December 31, 2014; (iii) a proposal to adjourn the VantageSouth annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the VantageSouth merger proposal; (iv) a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of VantageSouth; and (v) a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of VantageSouth may receive in connection with the Mergers pursuant to existing agreements or arrangements with Piedmont.

The annual meeting of Yadkin shareholders will be held on June 19, 2014 at The Liberty Reception Hall, 222 E. Main Street, Elkin, NC 28621, at 10:00 a.m. local time. The annual meeting of VantageSouth stockholders will be held on June 19, 2014 at VantageSouth’s Headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina, at 11:00 a.m. local time.

The market value of the merger consideration will fluctuate with the market price of Yadkin voting common stock and will not be known at the time Yadkin’s, VantageSouth’s, and Piedmont’s shareholders vote on the Mergers. Yadkin voting common stock is currently quoted on the NASDAQ Global Select Market under the symbol “YDKN.” On January 24, 2014, the last full trading day before the public announcement of the Merger Agreement, the closing share price of Yadkin voting common stock was $17.31 as reported on the NASDAQ Global Select Market. On [—], the last practicable trading day before the date of this joint proxy statement/prospectus, the closing share price of Yadkin voting common stock was $[—] per share as reported on the NASDAQ Global Select Market. We urge you to obtain current market quotations for Yadkin voting common stock.

The Mergers are intended to be treated as “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. VantageSouth stockholders generally will not recognize any gain or loss on the exchange of shares of VantageSouth common stock for shares of Yadkin voting common stock. Piedmont stockholders generally will not recognize any gain or loss on the exchange of shares of Piedmont common stock for shares of Yadkin voting common stock and the right to receive additional shares of Yadkin voting common stock as contingent consideration, but will recognize gain on any cash received for their shares of Piedmont common stock. A portion of any shares of Yadkin voting common stock received as additional contingent consideration will represent taxable income, with the balance being received without recognition of gain or loss.

Your vote is important. Among other conditions, we cannot complete the Mergers unless Yadkin’s and VantageSouth’s shareholders approve the Merger Agreement. Approval of the Merger Agreement requires (1) the affirmative vote of the holders of a majority of the outstanding shares of Yadkin common stock entitled to vote and (2) the affirmative vote of the holders of a majority of the outstanding shares of VantageSouth common stock entitled to vote. Regardless of whether you plan to attend your annual meeting, please take the time to vote your shares in accordance with the instructions contained in this joint proxy statement/prospectus.

Yadkin’s board of directors has determined that the Merger Agreement and transactions contemplated thereby are advisable and in the best interests of Yadkin and its shareholders, has unanimously approved the Merger Agreement and unanimously recommends that Yadkin’s shareholders vote “FOR” the Yadkin merger proposal, “FOR” the proposal to amend Yadkin’s articles of incorporation, “FOR” the proposal to elect directors of Yadkin, “FOR” the proposal to ratify Yadkin’s independent registered public accounting firm, “FOR” the proposal to adjourn the Yadkin annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the Yadkin merger proposal and/or the Yadkin articles of amendment proposal, “FOR” the Yadkin compensation proposal, and “FOR” the Yadkin merger-related compensation proposal.

VantageSouth’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of VantageSouth and its stockholders, has unanimously approved the Merger Agreement and unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth merger proposal, “FOR” the proposal to elect directors of

VantageSouth, “FOR” the proposal to ratify VantageSouth’s independent registered public accounting firm, “FOR” the proposal to adjourn the VantageSouth Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the VantageSouth merger proposal, “FOR” the VantageSouth compensation proposal, and “FOR” the VantageSouth merger-related compensation proposal.

This joint proxy statement/prospectus describes the annual meetings, the Mergers, the documents related to the Mergers and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 20, for a discussion of the risks relating to the proposed mergers. You also can obtain information about Yadkin and VantageSouth from documents that each of Yadkin and VantageSouth have filed with the Securities and Exchange Commission.

If you have any questions concerning the Mergers, Yadkin shareholders should please contact Jan H. Hollar, Chief Financial Officer, P.O. Drawer 7109, Statesville, North Carolina 28687 at (704) 768-1161. VantageSouth stockholders should please contact Terry S. Earley, Chief Financial Officer, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 at (919) 659-9000.

Joseph H. Towell President and Chief Executive Officer Yadkin Financial Corporation	Scott M. Custer President and Chief Executive Officer VantageSouth Bancshares, Inc.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the Mergers or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the Mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Yadkin or VantageSouth, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [—], and it is first being mailed or otherwise delivered to the shareholders of Yadkin and VantageSouth on or about May 16, 2014.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Yadkin Financial Corporation:

Yadkin Financial Corporation will hold an annual meeting of shareholders (“Yadkin Annual Meeting”) at 10:00 a.m. local time, on June 19, 2014, at The Liberty Reception Hall, 222 E. Main Street, Elkin, NC 28621, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of January 27, 2014, by and among Yadkin, VantageSouth, and Piedmont, as such agreement may be amended from time to time, pursuant to which VantageSouth and Piedmont will each merge with and into Yadkin, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “Yadkin Merger Proposal”);

•	a proposal to amend the articles of incorporation of Yadkin to increase the number of authorized shares of common stock to 75,000,000 shares (which we refer to as the “Yadkin Articles of Amendment Proposal”);

•	a proposal to elect nine directors, each for a term expiring at the 2015 annual meeting of shareholders (which we refer to as the “Yadkin Directors Proposal”);

•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP, as Yadkin’s independent registered public accounting firm for the fiscal year ending December 31, 2014 (which we refer to as the “Yadkin Accountant Proposal”);

•	a proposal to adjourn the Yadkin Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Yadkin Merger Proposal and/or the Yadkin Articles of Amendment Proposal (which we refer to as the “Yadkin Adjournment Proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of Yadkin (which we refer to as the “Yadkin Compensation Proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Yadkin may receive in connection with the Mergers pursuant to existing agreements or arrangements with Yadkin (which we refer to as the “Yadkin Merger-Related Compensation Proposal”); and

•	any other business properly presented at the Yadkin Annual Meeting, or any adjournments or postponements thereof.

We have fixed the close of business on May 6, 2014 as the record date for the Yadkin Annual Meeting. Only Yadkin common shareholders of record at that time are entitled to notice of, and to vote at, the Yadkin Annual Meeting, or any adjournment or postponement of the Yadkin Annual Meeting. Approval of the Yadkin Merger Proposal and the Yadkin Articles of Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Yadkin common stock entitled to vote. For purposes of the Yadkin Articles of Amendment Proposal, holders of Yadkin non-voting common stock are entitled to vote, along with holders of Yadkin voting common stock, as a single voting group. A plurality of votes cast by holders of Yadkin voting common stock is required to elect directors. The Yadkin Accountant Proposal, Yadkin Adjournment Proposal, Yadkin Compensation Proposal, and Yadkin Merger-Related Compensation Proposal will be approved if the number of shares of Yadkin voting common stock, represented in person or by proxy at the Yadkin Annual Meeting and entitled to vote thereon, voted in favor of each such proposal exceeds the number of shares voted against such proposal.

Yadkin’s board of directors has unanimously approved the Merger Agreement, has determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Yadkin and its shareholders, and unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Merger Proposal, “FOR” the Yadkin Articles of Amendment Proposal, “FOR” the Yadkin Directors Proposal, “FOR” the Yadkin Accountant Proposal, “FOR” the Yadkin Adjournment Proposal, “FOR” the Yadkin Compensation Proposal, and “FOR” the Yadkin Merger-Related Compensation Proposal.

Your vote is very important. We cannot complete the Mergers unless Yadkin’s common shareholders approve the Merger Agreement.

Regardless of whether you plan to attend the Yadkin Annual Meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Yadkin, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the Yadkin Annual Meeting, the Mergers, the documents related to the Mergers, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the Mergers or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Yadkin common stock, please contact Patricia H. Wooten, Corporate Secretary, 300 East Broad Street, Statesville, North Carolina 28677, at (704) 768-1125.

BY ORDER OF THE BOARD OF DIRECTORS,

Patricia H. Wooten Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Yadkin Annual Meeting: This joint proxy statement/prospectus is available at http://www.proxyvote.com. This joint proxy statement/prospectus and Yadkin’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2013, are also available for viewing on the Internet at www.yadkinbank.com. If you view the proxy materials through the Internet, you may incur costs, such as telephone and Internet access charges, for which you will be responsible. Directions to the Yadkin Annual Meeting can be obtained by calling (704) 768-1125 or by visiting Yadkin’s website at www.yadkinbank.com.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of VantageSouth Bancshares, Inc.:

VantageSouth will hold an annual meeting of stockholders (the “VantageSouth Annual Meeting”) at 11:00 a.m. local time, on June 19, 2014 at VantageSouth Headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of January 27, 2014, by and among Yadkin, VantageSouth, and Piedmont, as such agreement may be amended from time to time, pursuant to which VantageSouth and Piedmont will each merge with and into Yadkin, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “VantageSouth Merger Proposal”);

•	a proposal to elect 13 directors, each for a term expiring at the 2015 annual meeting of stockholders or consummation of the Mergers, whichever is earlier (which we refer to as the “VantageSouth Directors Proposal”);

•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP, as VantageSouth’s independent registered public accounting firm for the fiscal year ending December 31, 2014 (which we refer to as the “VantageSouth Accountant Proposal”);

•	a proposal to adjourn the VantageSouth Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the VantageSouth Merger Proposal (which we refer to as the “VantageSouth Adjournment Proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of VantageSouth (which we refer to as the “VantageSouth Compensation Proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of VantageSouth may receive in connection with the Mergers pursuant to existing agreements or arrangements with Piedmont (which we refer to as the “VantageSouth Merger-Related Compensation Proposal”); and

•	any other business properly presented at the VantageSouth Annual Meeting, or any adjournments or postponements thereof.

We have fixed the close of business on May 9, 2014 as the record date for the VantageSouth Annual Meeting. Only VantageSouth stockholders of record at that time are entitled to notice of, and to vote at, the VantageSouth Annual Meeting, or any adjournment or postponement of the VantageSouth Annual Meeting. Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of VantageSouth common stock entitled to vote. A plurality of votes cast by holders of VantageSouth common stock is required to elect directors. The VantageSouth Accountant Proposal, VantageSouth Adjournment Proposal, VantageSouth Compensation Proposal and VantageSouth Merger-Related Compensation Proposal will be approved if the number of shares of VantageSouth common stock, represented in person or by proxy at the VantageSouth Annual Meeting and entitled to vote thereon, voted in favor of each such proposal exceeds the number of shares voted against such proposal.

VantageSouth’s board of directors has unanimously approved the Merger Agreement and unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Merger Proposal, “FOR” the VantageSouth Directors Proposal, “FOR” the VantageSouth Accountant Proposal, “FOR” the VantageSouth Adjournment Proposal, “FOR” the VantageSouth Compensation Proposal, and “FOR” the VantageSouth Merger-Related Compensation Proposal.

Your vote is very important. We cannot complete the Mergers unless VantageSouth’s stockholders approve the Merger Agreement.

Regardless of whether you plan to attend the VantageSouth Annual Meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record, please vote by telephone or internet or complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the VantageSouth Annual Meeting, the Mergers, the documents related to the Mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the Mergers or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of VantageSouth common stock, please contact Nancy Snow, Corporate Secretary, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 at (919) 659-9000.

BY ORDER OF THE BOARD OF DIRECTORS,

Nancy Snow Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the VantageSouth Annual Meeting: This joint proxy statement/prospectus and VantageSouth’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2013, are also available for viewing on the Internet at www.vantagesouth.com. If you view the proxy materials through the Internet, you may incur costs, such as telephone and Internet access charges, for which you will be responsible. Directions to the VantageSouth Annual Meeting can be obtained by calling (919) 659-9000 or by visiting VantageSouth’s website at www.vantagesouth.com.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Yadkin and VantageSouth from documents filed with the Securities and Exchange Commission, or SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Yadkin at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

Yadkin Financial Corporation 209 North Bridge Street Elkin, North Carolina 28621 Attention: Corporate Secretary Telephone: (704) 768-1125	VantageSouth Bancshares, Inc. 3600 Glenwood Avenue, Suite 300 Raleigh, North Carolina 27612 Attention: Corporate Secretary Telephone: (919) 659-9000

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your annual meeting. This means that Yadkin shareholders requesting documents must do so by June 12, 2014, and VantageSouth stockholders requesting documents must do so by June 12, 2014, in order to receive them before the Yadkin Annual Meeting and VantageSouth Annual Meeting, respectively.

In addition, if you are a Yadkin shareholder and have questions about the Mergers or the Yadkin Annual Meeting, need additional copies of this joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Yadkin’s proxy solicitor at the following telephone number: (212) 587-3005, or Patricia H. Wooten, Corporate Secretary, at the following address and telephone number:

300 East Broad Street

Statesville, North Carolina 28677

(704) 768-1125

If you are a VantageSouth stockholder and have questions about the Mergers or the VantageSouth Annual Meeting, need additional copies of this joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Nancy Snow, Corporate Secretary, at the following address and telephone number:

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [—], 2014, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Yadkin shareholders, VantageSouth stockholders, or Piedmont stockholders, nor the issuance by Yadkin of shares of Yadkin voting common stock in connection with the Mergers, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Yadkin has been provided by Yadkin, information contained in this document regarding VantageSouth has been provided by VantageSouth, and information contained in this document regarding Piedmont has been provided by Piedmont.

See “Where You Can Find More Information” for more details.

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE YADKIN AND

VANTAGESOUTH ANNUAL MEETINGS

The following are some questions that you may have about the Mergers and the Yadkin or VantageSouth annual meetings, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the Mergers and the Yadkin or VantageSouth annual meetings. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Yadkin” refer to Yadkin Financial Corporation, a North Carolina corporation, and its affiliates; references to “VantageSouth” refer to VantageSouth Bancshares, Inc., a Delaware corporation, and its affiliates; and references to “Piedmont” refer to Piedmont Community Bank Holdings, Inc., a Delaware corporation and majority stockholder of VantageSouth, and its affiliates.

Q:	What are the Mergers?

A:	Yadkin, VantageSouth, and Piedmont have entered into an Agreement and Plan of Merger, dated as of January 27, 2014. The transactions contemplated by the Merger Agreement will create the largest community bank headquartered in the state of North Carolina with approximately $4 billion in assets and over 70 branches.

Under the Merger Agreement, VantageSouth will be merged with and into Yadkin (which we refer to as the “VantageSouth Merger”), with Yadkin continuing as the surviving corporation. Piedmont, a bank holding company and majority stockholder of VantageSouth, will also be merged with and into Yadkin (which we refer to as the “Piedmont Merger”), with Yadkin continuing as the surviving corporation. Immediately following the completion of the Mergers, VantageSouth Bank, a wholly-owned banking subsidiary of VantageSouth, will merge with and into Yadkin Bank, a wholly-owned banking subsidiary of Yadkin. Yadkin Bank will be the surviving bank in the Bank Merger. A copy of the Merger Agreement is included in this joint proxy statement/prospectus as Annex A.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The Mergers cannot be completed unless, among other conditions, each of Yadkin’s and VantageSouth’s shareholders approve their respective proposals to approve the Merger Agreement.

Yadkin is also soliciting proxies from its shareholders with respect to six additional proposals:

•	a proposal to amend the articles of incorporation of Yadkin to increase the number of authorized shares of common stock to 75,000,000;

•	a proposal to elect nine directors, each for a term expiring at the 2015 annual meeting of Yadkin shareholders;

•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP, as Yadkin’s independent registered public accounting firm for the fiscal year ending December 31, 2014;

•	a proposal to adjourn the Yadkin Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Yadkin Merger Proposal and/or the Yadkin Articles of Amendment Proposal;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of Yadkin; and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Yadkin may receive in connection with the Mergers pursuant to existing agreements or arrangements with Yadkin.

VantageSouth is soliciting proxies from its stockholders with respect to five additional proposals:

•	a proposal to elect 13 directors, each for a term expiring at the 2015 annual meeting of VantageSouth stockholders or consummation of the Mergers, whichever is earlier;

•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP, as VantageSouth’s independent registered public accounting firm for the fiscal year ending December 31, 2014;

•	a proposal to adjourn the VantageSouth Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the VantageSouth Merger Proposal;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of VantageSouth; and

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of VantageSouth may receive in connection with the Mergers pursuant to existing agreements or arrangements with Piedmont.

Each of Yadkin and VantageSouth will hold separate annual meetings to obtain these approvals. Piedmont will also hold a meeting of its stockholders on June 19, 2014 to consider and vote on the Merger Agreement and will distribute a proxy statement separately from, but including, this joint proxy statement/prospectus. This joint proxy statement/prospectus contains important information about the Mergers and the other proposals being voted on at the Yadkin Annual Meeting and the VantageSouth Annual Meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your annual meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What will I receive in the Mergers?

A:	Yadkin shareholders: If the Mergers are completed, Yadkin shareholders will not receive any merger consideration and will continue to hold the shares of Yadkin common stock that they currently hold. Yadkin will issue merger consideration to VantageSouth stockholders and Piedmont stockholders in the amounts described below.

VantageSouth stockholders: If the Mergers are completed, VantageSouth stockholders (other than Piedmont) will receive 0.3125 shares of Yadkin voting common stock for each share of VantageSouth common stock held immediately prior to the Mergers (except for shares held by Yadkin, VantageSouth or Piedmont). VantageSouth stockholders who would otherwise be entitled to a fractional share of Yadkin voting common stock upon the completion of the Mergers will instead receive an amount of cash based on the closing price per share of Yadkin voting common stock on the day immediately prior to the day on which the Mergers are completed.

Piedmont stockholders: If the Mergers are completed, Piedmont stockholders will receive, for each share of Piedmont common stock (except for shares owned by Piedmont stockholders properly exercising dissenters’ rights and except for shares held by Piedmont, VantageSouth, or Yadkin):

•	6.28597 shares of Yadkin voting common stock;

•	a pro rata portion of cash in an aggregate amount estimated at $4.0 million in respect of Piedmont’s $4.8 million deferred tax asset (with the precise amount to be determined by an independent evaluation prior to completion of the Mergers, as more fully described in “The Mergers—Terms of the Mergers”);

•	a pro rata portion of cash equal to the amount of cash held by Piedmont at the closing date of the Mergers, which is expected to be in the aggregate approximately $6.1 million; and

•	a right to receive a pro rata portion of certain shares of Yadkin voting common stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. For further information, see “The Mergers—Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers—Piedmont Phantom Equity Plan.”

Piedmont stockholders who would otherwise be entitled to a fractional share of Yadkin voting common stock upon the completion of the Mergers will instead receive an amount of cash based on the closing price per share of Yadkin voting common stock on the day immediately prior to the day on which the Mergers are completed. The Piedmont Phantom Equity Plan will be assumed by Yadkin. The Merger Agreement requires Yadkin to establish a “rabbi trust” to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. A total of 856,447 shares of Yadkin voting common stock that otherwise would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist will be issued to and held by the rabbi trust.

Q:	Why does the exchange ratio for Piedmont common stock differ from the exchange ratio for VantageSouth common stock in the Mergers?

A:	Though the exchange ratio for Piedmont common stock is different from the exchange ratio for VantageSouth common stock in the Mergers, the exchange ratio for Piedmont common stock is based on the value of the assets and liabilities of Piedmont, including VantageSouth common stock held by Piedmont, and takes into account the exchange ratio established for the VantageSouth common stock. Piedmont holds approximately 58.4% of VantageSouth’s issued and outstanding common stock. This value, combined with the capitalization of Piedmont and the exchange ratio for VantageSouth common stock, was used to derive the exchange ratio for Piedmont common stock. In the Piedmont Merger, Piedmont stockholders will exchange their shares of Piedmont common stock for shares of Yadkin voting common stock, along with the other merger consideration provided for the Piedmont stockholders under the Merger Agreement, and the shares of VantageSouth common stock held by Piedmont will be cancelled by Yadkin.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time of completion of the Mergers?

A:	Although the number of shares of Yadkin voting common stock that VantageSouth stockholders and Piedmont stockholders will receive immediately following the Mergers is fixed, the value of the merger consideration will fluctuate based upon the market price of Yadkin voting common stock. Any fluctuation in the price of Yadkin voting common stock after the date of this joint proxy statement/prospectus will change the value of the merger consideration that VantageSouth and Piedmont stockholders will receive.

Q:	How many shares of Yadkin voting common stock will the legacy Piedmont stockholders own after the closing of the Mergers?

A:	After the closing of the Mergers, Piedmont will cease to exist as a separate legal entity and will be merged into Yadkin. After the closing of the Mergers, the legacy Piedmont stockholders will own in the aggregate approximately 29.87% of the Yadkin voting common stock. Assuming that all of the shares of Yadkin voting common stock held by the rabbi trust are distributed to the legacy Piedmont stockholders and not distributed to participants of the Piedmont Phantom Equity Plan to fund obligations under such plan, the legacy Piedmont stockholders could own in the aggregate up to approximately 32.63% of the Yadkin voting common stock.

Q:	How does Yadkin’s board of directors recommend that I vote at the Yadkin Annual Meeting?

A:	Yadkin’s board of directors unanimously recommends that you vote “FOR” the Yadkin Merger Proposal, “FOR” the Yadkin Articles of Amendment Proposal, “FOR” the Yadkin Directors Proposal, “FOR” the Yadkin Accountant Proposal, “FOR” the Yadkin Adjournment Proposal, “FOR” the Yadkin Compensation Proposal, and “FOR” the Yadkin Merger-Related Compensation Proposal.

Q:	How does VantageSouth’s board of directors recommend that I vote at the VantageSouth Annual Meeting?

A:	VantageSouth’s board of directors unanimously recommends that you vote “FOR” the VantageSouth Merger Proposal, “FOR” the VantageSouth Directors Proposal, “FOR” the VantageSouth Accountant Proposal, “FOR” the VantageSouth Adjournment Proposal, “FOR” the VantageSouth Compensation Proposal, and “FOR” the VantageSouth Merger-Related Compensation Proposal.

Q:	What would happen if the Yadkin shareholders approved the Yadkin Merger Proposal but did not approve the Yadkin Articles of Amendment Proposal?

A:	It is a condition to the parties’ obligations to proceed with the Mergers that Yadkin’s shareholders approve the Yadkin Articles of Amendment proposal. In the absence of that approval, Yadkin will not have a sufficient number of authorized shares of voting common stock to consummate the Mergers.

Q:	When and where are the annual meetings?

A:	The Yadkin Annual Meeting will be held at The Liberty Reception Hall, 222 E. Main Street, Elkin, NC 28621, on June 19, 2014, 2014 at 10:00 a.m. local time.

The VantageSouth Annual Meeting will be held at VantageSouth Headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 on June 19, 2014, at 11:00 a.m. local time.

Q:	What do I need to do now?

A:	After you have carefully read and considered this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the applicable annual meeting. If your shares are held in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the applicable annual meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the Yadkin Annual Meeting?

A:	The presence in person or by proxy of the holders of a majority of the outstanding shares of Yadkin common stock entitled to vote at the annual meeting is necessary to constitute a quorum at the Yadkin Annual Meeting.

Q:	What constitutes a quorum for the VantageSouth Annual Meeting?

A:	The presence in person or by proxy of the holders of a majority of the outstanding shares of VantageSouth common stock entitled to vote at the annual meeting is necessary to constitute a quorum at the VantageSouth Annual Meeting.

Q:	What is the vote required to approve each proposal at the Yadkin Annual Meeting?

A:

Approval of the Yadkin Merger Proposal and the Yadkin Articles of Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Yadkin common stock entitled to vote. For purposes of the Yadkin Articles of Amendment Proposal, holders of Yadkin non-voting common stock are entitled to vote, along with holders of Yadkin voting common stock, as a single voting group. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the Yadkin Merger Proposal or the Yadkin Articles of Amendment Proposal, it will have the same effect as a vote “AGAINST” the proposal. The Yadkin Accountant Proposal, Yadkin Adjournment Proposal, Yadkin

Compensation Proposal, and Yadkin Merger-Related Compensation Proposal will be approved if the number of shares of Yadkin voting common stock, represented in person or by proxy at the Yadkin Annual Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal. A plurality of votes cast at the Yadkin Annual Meeting is required for the election of directors.

Q:	What is the vote required to approve each proposal at the VantageSouth Annual Meeting?

A:	Approval of the VantageSouth Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of VantageSouth common stock entitled to vote on the proposal. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the VantageSouth Merger Proposal, it will have the same effect as a vote “AGAINST” the proposal. The VantageSouth Accountant Proposal, VantageSouth Adjournment Proposal, VantageSouth Compensation Proposal, and VantageSouth Merger-Related Compensation Proposal will be approved if the number of shares of VantageSouth common stock, represented in person or by proxy at the VantageSouth Annual Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal. A plurality of votes cast at the VantageSouth Annual Meeting is required for the election of directors.

Q:	What impact will my vote have on the amounts that certain executive officers of Yadkin, VantageSouth, and Piedmont receive in connection with the Mergers?

A:	Approval of the Yadkin Merger-Related Compensation Proposal or the VantageSouth Merger-Related Compensation Proposal is not a condition to completion of the Mergers. The votes with respect to the Yadkin Merger-Related Compensation Proposal and VantageSouth Merger-Related Compensation Proposal are advisory in nature and will not be binding on Yadkin or VantageSouth, respectively. Therefore, if the Mergers are approved by shareholders and subsequently completed, the compensation described in the Yadkin Merger-Related Compensation Proposal and VantageSouth Merger-Related Compensation Proposal will still be paid to the executive officers of Yadkin, VantageSouth, and Piedmont.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Yadkin and VantageSouth to obtain the necessary quorum to hold their annual meetings. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker to vote, or abstention will have the same effect as a vote “AGAINST” approval of the Merger Agreement. The Merger Agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of Yadkin common stock entitled to vote on the Merger Agreement and at least a majority of the outstanding shares of VantageSouth common stock entitled to vote on the Merger Agreement. In addition, the Merger Agreement must be approved by the affirmative vote of at least two-thirds of the outstanding shares of Piedmont common stock entitled to vote on the Merger Agreement.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please review the voting form used by your bank or broker.

Q:	Can I attend the applicable annual meeting and vote my shares in person?

A:

Yes. All shareholders of Yadkin and VantageSouth, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective annual meetings. Holders of record of Yadkin and VantageSouth common stock can vote in person at the Yadkin Annual Meeting and VantageSouth Annual Meeting, respectively. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meetings. If you plan to attend your annual meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Yadkin and VantageSouth reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Yadkin Annual Meeting or VantageSouth Annual Meeting is prohibited without Yadkin’s or VantageSouth’s express written consent, respectively.

Q:	Can I change my vote?

A:	Yes. If you are a holder of record of Yadkin or VantageSouth common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Yadkin’s or VantageSouth’s corporate secretary, as applicable or (3) attending the applicable annual meeting in person, notifying the corporate secretary and voting by ballot. Attendance at the Yadkin Annual Meeting or VantageSouth Annual Meeting, as applicable, will not automatically revoke your proxy. A revocation or later-dated proxy received by Yadkin or VantageSouth after the vote will not affect the vote. Yadkin’s corporate secretary’s mailing address is: Corporate Secretary, Yadkin Financial Corporation, 300 East Broad Street, Statesville, North Carolina 28677. VantageSouth’s corporate secretary’s mailing address is: Corporate Secretary, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	What are the U.S. federal income tax consequences of the Mergers to VantageSouth and Piedmont stockholders?

A:	The U.S. federal income tax consequences of the Mergers are that (i) each of the VantageSouth Merger and the Piedmont Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (ii) VantageSouth stockholders generally will not recognize any gain or loss on the exchange of shares of VantageSouth common stock for shares of Yadkin voting common stock, and (iii) Piedmont stockholders generally will not recognize any gain or loss on the exchange of shares of Piedmont common stock for shares of Yadkin voting common stock and the contingent right to receive shares of Yadkin voting common stock, but will recognize gain on any cash received for their shares of Piedmont common stock. A portion of any shares of Yadkin voting common stock received as additional contingent consideration will represent taxable income, with the balance being received without recognition of gain or loss. For further information, see “Material U.S. Federal Income Tax Consequences of the Mergers.”

The U.S. federal income tax consequences described above may not apply to all holders of VantageSouth and Piedmont common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the Mergers to you.

Q:	Are VantageSouth stockholders entitled to dissenters’ rights in the VantageSouth Merger?

A:	No. Under Section 262 of the Delaware General Corporation Law, as amended (which we refer to as the “DGCL”), the holders of VantageSouth common stock are not entitled to appraisal rights or dissenters’ rights in connection with the VantageSouth Merger. For further information, see “The Mergers—Dissenters’ Rights in the Mergers.”

Q:	Are Piedmont stockholders entitled to dissenters’ rights in the Piedmont Merger?

A:	Yes. Under Section 262 of the DGCL, the holders of Piedmont common stock are entitled to appraisal rights or dissenters’ rights in connection with the Piedmont Merger. Dissenting Piedmont stockholders must precisely follow certain specific procedures to exercise appraisal rights or their appraisal rights may be lost. These procedures include making a demand of Piedmont in accordance with Section 262(d) of the DGCL before the vote to approve the Piedmont Merger, continuously holding shares through the effective date of the Piedmont Merger, and not voting for or consenting to the Piedmont Merger. Such procedures are described in detail in the proxy statement to be distributed by Piedmont to its stockholders separately from, but including this joint proxy statement/prospectus, along with a copy of Section 262 of the DGCL. It is a condition to Yadkin’s obligation to effect the Piedmont Merger that Piedmont receive notices of dissent with respect to no more than 15% of the outstanding shares of Piedmont common stock. For further information, see “The Mergers—Dissenters’ Rights in the Mergers.”

Q:	If I am a VantageSouth or Piedmont stockholder, should I send in my stock certificates now?

A:	No. Please do not send in your VantageSouth or Piedmont stock certificates. After the Mergers, an exchange agent will send you instructions for exchanging VantageSouth or Piedmont stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

Q:	What should I do if I hold my shares of VantageSouth or Piedmont common stock in book-entry form?

A:	You are not required to take any special additional actions if your shares of VantageSouth or Piedmont common stock are held in book-entry form. After the completion of the Mergers, shares of VantageSouth common stock will automatically be exchanged for the merger consideration, including shares of Yadkin voting common stock in book-entry form and any cash to be paid in lieu of fractional shares of Yadkin voting common stock. Shares of Piedmont common stock will likewise be exchanged for the merger consideration, including shares of Yadkin voting common stock in book-entry form and any cash to be paid in lieu of fractional shares of Yadkin voting common stock.

Q:	What if I cannot find my VantageSouth or Piedmont stock certificate?

A:	If you are unable to locate your original VantageSouth stock certificate, you should contact Registrar and Transfer Company, VantageSouth’s transfer agent, at (800) 368-5948. If you are unable to locate your original Piedmont stock certificate, you should contact Nancy Snow, Corporate Secretary, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, at (919) 659-9000.

Q:	When do you expect to complete the Mergers?

A:	Yadkin, VantageSouth, and Piedmont expect that the Mergers will be completed in the third quarter of 2014. However, no assurance can be made of when or if the Mergers will be completed. Yadkin, VantageSouth, and Piedmont must first obtain the approval of their respective shareholders. In addition, necessary regulatory approvals must be obtained, and certain other closing conditions must be met prior to completing the Mergers.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of stock, Yadkin shareholders should contact Yadkin’s proxy solicitor at the following phone number: (212) 587-3005, or please contact Patricia H. Wooten, Corporate Secretary, 300 East Broad Street, Statesville, North Carolina 28677, at (704) 768-1125. VantageSouth and Piedmont stockholders should contact Nancy Snow, Corporate Secretary of both companies, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, at (919) 659-9000.

SUMMARY

This summary highlights selected information from this joint proxy statement/ prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the appendices, and the other documents to which we refer in order to fully understand the Mergers. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

Structure of the Mergers

The Merger Agreement provides for the merger of each of VantageSouth and Piedmont with and into Yadkin, with Yadkin continuing as the surviving entity. Yadkin’s new corporate headquarters will be located in Raleigh, North Carolina following the Mergers. As of the date of this joint proxy statement/prospectus, Piedmont owned approximately 58.4% of the outstanding shares of VantageSouth common stock. Immediately following the Mergers, VantageSouth Bank, a wholly-owned bank subsidiary of VantageSouth, will merge with and into Yadkin Bank, a wholly-owned bank subsidiary of Yadkin, with Yadkin Bank continuing as the surviving bank. Yadkin Bank’s headquarters will be located in Statesville, North Carolina following the Bank Merger.

In the Mergers, Holders of VantageSouth and Piedmont Common Stock Will Receive Shares of Yadkin Voting Common Stock (page [—])

If the Mergers are completed, each share of VantageSouth common stock issued and outstanding immediately prior to the completion of the VantageSouth Merger, except for specified shares of VantageSouth common stock held by Yadkin, VantageSouth or Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin voting common stock. Each share of Piedmont common stock issued and outstanding immediately prior to the completion of the Piedmont Merger, except for shares owned by Piedmont stockholders properly exercising dissenters’ rights and except for specified shares of Piedmont common stock held by Piedmont, VantageSouth or Yadkin, will be converted into the right to receive (i) 6.28597 shares of Yadkin voting common stock, which is based on the effective exchange ratio for VantageSouth common stock of 0.3125 shares of Yadkin voting common stock per share of VantageSouth common stock; (ii) a pro rata portion of cash in an amount estimated to be $4.0 million based on Piedmont’s deferred tax asset of $4.8 million (with the precise amount to be determined by an independent evaluation); (iii) a pro rata portion of cash in an amount equal to the aggregate amount of any cash held by Piedmont at the closing of the Piedmont Merger, which is expected to be in the aggregate approximately $6.1 million; and (iv) a right to receive a pro rata portion of certain shares of Yadkin voting common stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. The Piedmont Phantom Equity Plan will be assumed by Yadkin. A rabbi trust will be created pursuant to the Merger Agreement to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. A total of 856,447 shares of Yadkin voting common stock that otherwise would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist will be issued to and held by the rabbi trust.

Yadkin will not issue any fractional shares of Yadkin voting common stock in the Mergers. VantageSouth or Piedmont stockholders who otherwise would have received a fractional share of Yadkin voting common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fractional share of Yadkin voting common stock to which the holder would otherwise be entitled by the closing price of Yadkin voting common stock on the date immediately prior to the date the Mergers become effective. For example, if you hold 100 shares of VantageSouth common stock, you will receive 31 shares of Yadkin voting common stock and a cash payment instead of the 0.25 shares of Yadkin voting common stock that you otherwise would have received (100 shares × 0.3125 = 31.25 shares).

The Merger Agreement governs the Mergers. The Merger Agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the Mergers are qualified by reference to the Merger Agreement. Please read the Merger Agreement carefully for a more complete understanding of the Mergers.

Yadkin’s Board of Directors Unanimously Recommends that Yadkin Shareholders Vote “FOR” the Approval of the Merger Agreement (page [—])

Yadkin’s board of directors has determined that the Mergers, the Merger Agreement and the transactions contemplated thereby, including the issuance of Yadkin voting common stock, are advisable and in the best interests of Yadkin and its shareholders, and has unanimously approved the Merger Agreement. Yadkin’s board of directors unanimously recommends that Yadkin shareholders vote “FOR” the approval of the Merger Agreement. For the factors considered by Yadkin’s board of directors in reaching its decision to approve the Merger Agreement, see “The Mergers—Yadkin’s Reasons for the Mergers; Recommendation of Yadkin’s Board of Directors.”

VantageSouth’s Board of Directors Unanimously Recommends that VantageSouth Stockholders Vote “FOR” the Approval of the Merger Agreement (page [—])

VantageSouth’s board of directors has determined that the Mergers, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of VantageSouth and its stockholders, and has unanimously approved the Merger Agreement. VantageSouth’s board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the approval of the Merger Agreement. For the factors considered by VantageSouth’s board of directors in reaching its decision to approve the Merger Agreement, see “The Mergers—VantageSouth’s Reasons for the Merger; Recommendation of VantageSouth’s Board of Directors.”

Keefe, Bruyette & Woods, Inc. Has Provided an Opinion to Yadkin’s Board of Directors Regarding the Merger Consideration (page [—] and Annex B)

On January 27, 2014, in connection with the execution of the Merger Agreement, Keefe, Bruyette & Woods, Inc. (which we refer to as “KBW”), Yadkin’s financial advisor in connection with the proposed transaction to combine VantageSouth with Yadkin, rendered a written opinion to the Yadkin board of directors that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the effective exchange ratio in the proposed transaction was fair, from a financial point of view, to Yadkin. The full text of KBW’s opinion, dated January 27, 2014, is attached as Annex B to this joint proxy statement/prospectus and describes such procedures, assumptions, considerations, and qualifications and limitations.

For further information, see “The Mergers—Opinion of Keefe, Bruyette & Woods, Inc.”

Sandler O’Neill + Partners, L.P. Has Provided an Opinion to VantageSouth’s Board of Directors Regarding the Merger Consideration (page [—] and Annex C)

On January 24, 2014, Sandler O’Neill + Partners, L.P. (which we refer to as “Sandler O’Neill”), VantageSouth’s financial advisor in connection with the Mergers, rendered its oral opinion to the VantageSouth board of directors, subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the written opinion, the merger consideration was fair, from a financial point of view, to the holders of shares of VantageSouth common stock. The full text of Sandler O’Neill’s opinion, dated January 27, 2014, is attached as Annex C to this joint proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Sandler O’Neill in rendering its opinion.

For further information, see “The Mergers—Opinion of Sandler O’Neill + Partners, L.P.”

What Holders of VantageSouth Stock Options, Piedmont Phantom Equity Units, and Other Equity-Based Awards Will Receive (page [—])

Options. Each outstanding option to purchase shares of VantageSouth common stock will vest if required by its terms and, if not exercised prior to the effective time of the VantageSouth Merger, will either be (i) assumed by Yadkin substantially in accordance with the terms of such option award; or (ii) substituted for substantially identical awards under a Yadkin plan providing for the issuance of stock options. In either case, the number of shares of Yadkin voting common stock subject to such VantageSouth option will be equal to the number of shares of VantageSouth common stock subject to such VantageSouth option immediately prior to the effective time of the VantageSouth Merger, multiplied by the exchange ratio for VantageSouth common stock, and the per share exercise price under each such VantageSouth option will be adjusted to reflect the exchange ratio for VantageSouth common stock.

Piedmont Phantom Equity Plan. At the effective time of the Mergers, Yadkin will assume the Piedmont Phantom Equity Plan and will issue 856,447 shares of Yadkin voting common stock to a rabbi trust, in part to serve as a source of payments due under the Piedmont Phantom Equity Plan. If the shares of Yadkin voting common stock held in the rabbi trust are not fully used to fund the Piedmont Phantom Equity Plan, any remaining shares of Yadkin voting common stock will be distributed to the holders of Piedmont common stock on a pro rata basis as additional merger consideration.

Yadkin Will Hold its Annual Meeting on June 19, 2014 (page [—])

The annual meeting of Yadkin shareholders will be held on June 19, 2014, at 10:00 a.m. local time, at The Liberty Reception Hall, 222 E. Main Street, Elkin, NC 28621. At the Yadkin Annual Meeting, Yadkin shareholders will be asked to:

•	approve the Yadkin Merger Proposal;

•	approve the Yadkin Articles of Amendment Proposal;

•	approve the Yadkin Directors Proposal;

•	approve the Yadkin Accountant Proposal;

•	approve the Yadkin Adjournment Proposal;

•	approve the Yadkin Compensation Proposal; and

•	approve the Yadkin Merger-Related Compensation Proposal.

Only holders of record of Yadkin common stock at the close of business on May 6, 2014 will be entitled to vote at the Yadkin Annual Meeting. Each share of Yadkin voting common stock is entitled to one vote on each proposal to be considered at the Yadkin Annual Meeting. As of the record date, there were [—] shares of Yadkin voting common stock entitled to vote at the Yadkin Annual Meeting. In consideration of VantageSouth entering into the Merger Agreement, the directors of Yadkin have agreed to vote their shares of Yadkin voting common stock in favor of the Merger Agreement and not to support any other merger proposal by a third party. A copy of the form of support agreement is attached as Exhibit B to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. As of the record date, the directors and executive officers of Yadkin and their affiliates beneficially owned and were entitled to vote approximately [—] shares of Yadkin voting common stock representing approximately [—]% of the shares of Yadkin voting common stock outstanding on that date, and held options to purchase [—] shares of Yadkin voting common stock and [—] shares underlying restricted stock awards. As of the record date, VantageSouth and its subsidiaries did not hold any shares of Yadkin voting common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold shares of Yadkin voting common stock.

Approval of the Yadkin Merger Proposal and the Yadkin Articles of Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Yadkin common stock entitled to vote. For purposes of the Yadkin Articles of Amendment Proposal, holders of Yadkin non-voting common stock are entitled to vote, along with holders of Yadkin voting common stock, as a single voting group. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the Yadkin Merger Proposal or the Yadkin Articles of Amendment Proposal, it will have the same effect as a vote “AGAINST” the proposal. The Yadkin Accountant Proposal, Yadkin Adjournment Proposal, Yadkin Compensation Proposal and Yadkin Merger-Related Compensation Proposal will be approved if the number of shares of Yadkin voting common stock, represented in person or by proxy at the Yadkin Annual Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal. A plurality of votes cast at the Yadkin Annual Meeting is required for the election of directors.

VantageSouth Will Hold its Annual Meeting on June 19, 2014 (page [—])

The annual meeting of VantageSouth stockholders will be held on June 19, 2014, at 11:00 a.m. local time, at VantageSouth Headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. At the annual meeting, VantageSouth stockholders will be asked to:

•	approve the VantageSouth Merger Proposal;

•	approve the VantageSouth Directors Proposal;

•	approve the VantageSouth Accountant Proposal;

•	approve the VantageSouth Adjournment Proposal;

•	approve the VantageSouth Compensation Proposal; and

•	approve the VantageSouth Merger-Related Compensation Proposal.

Only holders of record at the close of business on May 9, 2014 will be entitled to vote at the VantageSouth Annual Meeting. Each share of VantageSouth common stock is entitled to one vote on each proposal to be considered at the VantageSouth Annual Meeting. As of the record date, there were 55,264,322 shares of VantageSouth common stock entitled to vote at the VantageSouth Annual Meeting. In consideration of Yadkin entering into the Merger Agreement, the directors of VantageSouth have agreed to vote their shares of VantageSouth common stock in favor of the Merger Agreement and not to support any other merger proposal by a third party. A copy of the form of support agreement is attached as Exhibit B to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. As of the record date, the directors and executive officers of VantageSouth and their affiliates beneficially owned and were entitled to vote approximately 1,865,432 shares of VantageSouth common stock, representing approximately 3.4% of the shares of VantageSouth common stock outstanding on that date, and held options to purchase 20,037 shares of VantageSouth common stock. As of the record date, Yadkin and its subsidiaries did not hold any shares of VantageSouth common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold any shares of VantageSouth common stock.

Approval of the VantageSouth Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of VantageSouth common stock entitled to vote on the proposal. If you fail to vote, mark

“ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the VantageSouth Merger Proposal, it will have the same effect as a vote “AGAINST” the proposal. The VantageSouth Accountant Proposal, VantageSouth Adjournment Proposal, VantageSouth Compensation Proposal, and VantageSouth Merger-Related Compensation Proposal will be approved if the number of shares of VantageSouth common stock, represented in person or by proxy at the VantageSouth Annual Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal. A plurality of votes cast at the VantageSouth Annual Meeting is required for the election of directors.

Tax Consequences of the Mergers (page [—])

VantageSouth stockholders generally will not recognize any gain or loss on the exchange of shares of VantageSouth common stock for shares of Yadkin voting common stock, and Piedmont stockholders generally will not recognize any gain or loss on the exchange of shares of Piedmont common stock for shares of Yadkin common stock and the contingent right to receive shares of Yadkin voting common stock, but will recognize gain on any cash received for their shares of Piedmont common stock. A portion of any shares of Yadkin voting common stock received as additional contingent consideration will represent taxable income, with the balance being received without recognition of gain or loss.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of VantageSouth common stock or Piedmont common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the Mergers to you.

Yadkin’s Officers and Directors Have Interests in the Mergers that Differ from Your Interests (page [—])

Yadkin shareholders should be aware that some of Yadkin’s directors and executive officers have interests in the Mergers and have arrangements that are different from, or in addition to, those of Yadkin shareholders generally. These interests and arrangements may create potential conflicts of interest. Yadkin’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the Merger Agreement, and in recommending that Yadkin shareholders vote in favor of approving the Merger Agreement.

These interests include:

•	Each individual restricted stock award granted under the Yadkin 2008 Omnibus Stock Ownership and Long Term Incentive Plan fully vests upon a “change in control.” In addition, stock options granted under the plan may vest if so determined at the discretion of the Nominating and Compensation Committee of the Yadkin board of directors. The Mergers are expected to constitute a “change in control” under the terms of such award agreements.

•	Pursuant to the Merger Agreement, Messrs. Joseph H. Towell, Wm. Mark DeMarcus, and Edwin H. Shuford have entered into employment agreements with the surviving corporation and surviving bank. The employment agreements are each for an initial term of three years and provide for base salaries of $500,000, $385,000, and $250,000 for Messrs. Towell, DeMarcus, and Shuford, respectively. Under the employment agreements, each of Messrs. Towell, DeMarcus, and Shuford are eligible for discretionary bonuses and will be entitled to certain severance benefits upon termination by the surviving company or the surviving bank without cause or upon the executive’s termination for “good reason” (as defined in the agreements), conditioned upon their compliance with certain noncompete restrictions.

•	Ms. Jan H. Hollar and Mr. J. Rick Patterson have entered into employment agreements with Yadkin which provide that if he or she is terminated without cause or resign for good reason within two years following a change in control, he or she will be entitled to certain compensation and benefits. Yadkin has also previously entered into similar change in control severance agreements with other Yadkin executive officers. For more information, see “The Mergers—Interests of Yadkin’s Directors and Executive Officers in the Mergers.”

•	Seven members currently serving on the Yadkin board of directors, including Mr. Joseph H. Towell, will be appointed to the board of directors of Yadkin and Yadkin Bank following the closing of the Mergers. The Yadkin directors (other than Mr. Towell) who ultimately serve on the boards of Yadkin and Yadkin Bank following the Mergers will participate in the director compensation program set forth in Yadkin’s Annual Report on Form 10-K that was filed with the SEC on February 28, 2014.

For a more complete description of these interests, see “The Mergers—Interests of Yadkin’s Directors and Executive Officers in the Mergers.”

VantageSouth’s and Piedmont’s Officers and Directors Have Interests in the Mergers that Differ from Your Interests (page [—])

VantageSouth and Piedmont stockholders should be aware that some of VantageSouth’s and Piedmont’s directors and executive officers have interests in the Mergers and have arrangements that are different from, or in addition to, those of VantageSouth and Piedmont stockholders generally. These interests and arrangements may create potential conflicts of interest. VantageSouth’s and Piedmont’s respective boards of directors were aware of these interests and considered these interests, among other matters, when making their respective decisions to approve the Merger Agreement, and in recommending that VantageSouth or Piedmont stockholders vote in favor of approving the Merger Agreement. These interests include:

•	Pursuant to the Merger Agreement, Messrs. Scott M. Custer, Terry S. Earley, and Steven W. Jones have entered into employment agreements with the surviving corporation and surviving bank. The employment agreements are each for an initial term of three years and provide for base salaries of $500,000 for Mr. Custer and $350,000 for Messrs. Earley and Jones. Under the employment agreements, each of Messrs. Custer, Earley, and Jones are eligible for discretionary bonuses and will be entitled to certain severance benefits upon termination by the surviving company or the surviving bank without cause or upon the executive’s termination for “good reason” (as defined in the agreements), conditioned upon their compliance with certain noncompete restrictions.

•	Seven members currently serving on the VantageSouth board of directors, including Mr. Scott M. Custer and Mr. Adam Abram, will be appointed to the board of directors of Yadkin and Yadkin Bank following the closing of the Mergers. The VantageSouth directors (other than Mr. Custer) who ultimately serve on the board of Yadkin and Yadkin Bank following the Mergers will participate in the director compensation program set forth in Yadkin’s Annual Report on Form 10-K that was filed with the SEC on February 28, 2014.

•	Yadkin has agreed to indemnify the directors and officers of VantageSouth and Piedmont following the Mergers against certain liabilities arising from their acts or omissions before the Mergers. Yadkin has agreed to provide directors’ and officers’ liability insurance for the directors and officers of VantageSouth and Piedmont for a period of six years following the Mergers with respect to acts or omissions occurring before the Mergers that were committed by such officers and directors in their capacities as such.

•	VantageSouth and Piedmont directors and executive officers will receive Yadkin voting common stock in exchange for their VantageSouth and/or Piedmont common stock in connection with the Mergers.

•	Certain of VantageSouth’s and Piedmont’s executive officers and directors, namely, Messrs. Abram, Custer, Lerner, Earley, and Jones, participate in the Piedmont Phantom Equity Plan and will therefore be indirect beneficiaries of the rabbi trust that will have 856,447 shares of Yadkin voting common stock issued to it in connection with the Mergers.

For a more complete description of these interests, see “The Mergers—Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers” and “The Merger Agreement—Treatment of Stock Options and Other Equity-Based Awards.”

VantageSouth Stockholders Will NOT Be Entitled to Assert Dissenters’ Rights (page [—])

Under the DGCL, which is the law under which VantageSouth is incorporated, the holders of VantageSouth common stock are not entitled to any appraisal rights or dissenters’ rights in connection with the Mergers. For more information, see “The Mergers—Dissenters’ Rights in the Mergers.”

Piedmont Stockholders Will Be Entitled to Assert Dissenters’ Rights (page [—])

Under the DGCL, which is the law under which Piedmont is incorporated, the holders of Piedmont common stock are entitled to appraisal rights or dissenters’ rights in connection with the Mergers. For more information, see “The Mergers—Dissenters’ Rights in the Mergers.”

Conditions That Must Be Satisfied or Waived for the Mergers to Occur (page [—])

Currently, Yadkin, VantageSouth, and Piedmont expect to complete the Mergers in the third quarter of 2014. As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Mergers depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the Merger Agreement by Yadkin’s, VantageSouth’s and Piedmont’s shareholders, the receipt of certain required regulatory approvals, and each company’s receipt of an opinion from legal counsel regarding the U.S. federal income tax treatment of the Mergers.

None of Yadkin, VantageSouth, or Piedmont can be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be completed.

Termination of the Merger Agreement (page [—])

The Merger Agreement can be terminated at any time prior to completion of the Mergers by mutual consent, or by Yadkin, VantageSouth, or Piedmont in the following circumstances:

•	the Mergers have not been completed by December 31, 2014 (we refer to this date as the “end date”);

•	a relevant regulatory authority has issued an order or taken any other action permanently enjoining, restraining, or otherwise prohibiting the completion of either of the Mergers and such order is final and non-appealable; or

•	Yadkin’s, VantageSouth’s or Piedmont’s shareholders do not approve the Merger Agreement at their respective meeting called for such purpose or any adjournments thereof.

In addition, Yadkin may terminate the Merger Agreement in the following circumstances:

•	there is a breach by VantageSouth or Piedmont that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach;

•	prior to receipt by VantageSouth of stockholder approval of the Merger Agreement, (1) VantageSouth’s board of directors fails to recommend to VantageSouth stockholders that they approve the Merger Agreement, (2) VantageSouth’s board of directors fails to reject a takeover proposal that is publicly announced and reaffirm its recommendation to VantageSouth stockholders that they approve the Merger Agreement, (3) VantageSouth enters into another acquisition agreement, (4) VantageSouth fails to comply in all material respects with the non-solicitation provision of the Merger Agreement, (5) VantageSouth fails to hold a stockholder meeting to approve the VantageSouth Merger or (6) VantageSouth or the VantageSouth board of directors publicly announces the intention to do any of the foregoing;

•	prior to receipt by Yadkin of shareholder approval of the Merger Agreement, Yadkin enters into another acquisition agreement, if Yadkin has complied in all material respects with the non-solicitation provision of the Merger Agreement and has paid the termination fee and expense reimbursement fee (as further described below) to VantageSouth; or

•	VantageSouth does not receive stockholder approval of the VantageSouth Merger as a result of Piedmont not voting its shares of VantageSouth common stock in favor of the VantageSouth Merger.

In addition, VantageSouth may terminate the Merger Agreement in the following circumstances:

•	there is a breach by Yadkin that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach;

•	prior to receipt by Yadkin of shareholder approval of the Merger Agreement, (1) Yadkin’s board of directors fails to recommend to Yadkin shareholders that they approve the Merger Agreement; (2) Yadkin’s board of directors fails to reject a takeover proposal that is publicly announced and reaffirm its recommendation to Yadkin shareholders that they approve the Merger Agreement; (3) Yadkin enters into another acquisition agreement; (4) Yadkin fails to comply in all material respects with the non-solicitation provision of the Merger Agreement; (5) Yadkin fails to hold the shareholders’ meeting to approve the Merger Agreement or (6) Yadkin or the Yadkin board of directors publicly announce the intention to do any of the foregoing; or

•	prior to receipt by VantageSouth of stockholder approval of the Merger Agreement, VantageSouth enters into another acquisition agreement, if VantageSouth has complied in all material respects with the non-solicitation provision of the Merger Agreement and has paid the termination fee and expense reimbursement fee (as further described below) to Yadkin.

Termination Fee (page [—])

If the Merger Agreement is terminated under certain circumstances and either of Yadkin or VantageSouth enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal within 12 months after the date of termination, Yadkin or VantageSouth may be required to pay to the other party a termination fee of $10.0 million. These termination fees could discourage other companies from seeking to acquire or merge with Yadkin or VantageSouth.

Governance Matters (page [—])

Board of Directors

At the effective time of the Mergers and for a period of 24 months thereafter, the number of directors on the boards of directors of the surviving corporation and surviving bank will be 14, and the boards of directors will be composed as follows: seven directors designated by Yadkin, including Joseph H. Towell, the current President and Chief Executive Officer of Yadkin, along with six independent directors who currently serve on the Yadkin board of directors; and seven directors designated by VantageSouth, including Scott M. Custer, the current President and Chief Executive Officer of VantageSouth and Piedmont, J. Adam Abram, the current Chairman of the Board of VantageSouth and Piedmont, and the following five independent directors who currently serve on the VantageSouth board of directors, David S. Brody, Alan N. Colner, Thierry Ho, Steven J. Lerner, and Nicolas D. Zerbib.

Senior Management

For a period of 36 months after the effective time of the Mergers, the bylaws will require that Joseph H. Towell serve as the Executive Chairman of the surviving corporation and the surviving bank. The Executive Chairman is an officer position and will serve as Chairman of the surviving corporation’s and surviving bank’s Operating Committee, which will be comprised of members of executive management. For a period of 36 months after the effective time of the Mergers, the bylaws will require that Scott M. Custer serve as President and Chief Executive Officer of the surviving corporation and surviving bank. At the effective time of the Mergers, employment agreements will become effective between the surviving corporation and the surviving bank and each of Terry S. Earley as Chief Financial Officer, Wm. Mark DeMarcus as Chief Operating Officer, Steven W. Jones as the Chief Banking Officer, and Edwin H. Shuford as Chief Credit Officer.

Amendment to Articles of Incorporation (page [—])

At the Yadkin Annual Meeting, Yadkin shareholders will be asked to approve an amendment to Yadkin’s Articles of Incorporation to increase the number of authorized shares of common stock in order to have a sufficient number of shares of authorized voting common stock to consummate the Mergers and the transactions contemplated by the Merger Agreement. The amendment to the Yadkin Articles of Incorporation will not become effective unless and until the Mergers are completed. Approval of the amendment to the Yadkin Articles of Incorporation is a condition to the completion of the Mergers.

Regulatory Approvals Required for the Merger (page [—])

Subject to the terms of the Merger Agreement, Yadkin, VantageSouth, and Piedmont have agreed to use their respective reasonable best efforts to promptly prepare and file all necessary documentation to complete the transactions contemplated by the Merger Agreement. These approvals include approvals from, among others: the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”), the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”) and the North Carolina Commissioner of Banks (which we refer to as the “NCCOB”). Yadkin, VantageSouth, and Piedmont have cooperated to prepare and file such applications and notifications in order to obtain the required regulatory approvals.

Although none of Yadkin, VantageSouth, or Piedmont knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Yadkin, VantageSouth, and Piedmont cannot be certain of when or if they will be obtained.

The Rights of VantageSouth and Piedmont Stockholders Will Change as a Result of the Mergers (page [—])

The rights of VantageSouth and Piedmont stockholders will change as a result of the Mergers due to differences in Yadkin’s, VantageSouth’s, and Piedmont’s governing documents and states of incorporation. The rights of VantageSouth and Piedmont stockholders are governed by Delaware law and by their respective certificates of incorporation and bylaws, each as amended to date. Upon the completion of the Mergers, VantageSouth and Piedmont stockholders will become shareholders of Yadkin, as the continuing legal entity in the Mergers, and the rights of VantageSouth and Piedmont stockholders will therefore be governed by North Carolina law and Yadkin’s Articles of Incorporation and bylaws.

See “Comparison of Shareholders’ Rights” for a description of the material differences in shareholder rights under each of the Yadkin’s, VantageSouth’s and Piedmont’s governing documents.

Information About the Companies (pages [—], [—] and [—])

Yadkin Financial Corporation

Yadkin is a bank holding company incorporated under the laws of North Carolina to serve as the holding company for Yadkin Bank, a North Carolina-chartered commercial bank with its deposits insured by the FDIC up to applicable limits. The Bank is not a member of the Federal Reserve. Yadkin Bank began operations in 1968. Effective July 1, 2006, the Bank was reorganized and the Bank became Yadkin’s wholly-owned subsidiary. On May 23, 2013, Yadkin Bank changed its name from Yadkin Valley Bank and Trust Company and now operates all of its branches under the name “Yadkin Bank.”

Yadkin Bank’s operations are primarily retail oriented and directed towards individuals and small and medium-sized businesses located in its banking market. Yadkin Bank provides most traditional commercial and consumer banking services, but its principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. Yadkin Bank’s primary source of revenue is the interest income from its lending activities. Yadkin’s operating revenues and net income are derived primarily from cash dividends from Yadkin Bank. At December 31, 2013, Yadkin had consolidated total assets of approximately $1.8 billion, total deposits of approximately $1.5 billion and shareholders’ equity of $184.5 million.

The principal executive offices of Yadkin are located at 209 North Bridge Street, Elkin, North Carolina 28621-3404, and its telephone number is (336) 526-6300. Yadkin’s website can be accessed at http://www.yadkinbank.com. Information contained on Yadkin’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Yadkin voting common stock is quoted on the NASDAQ Global Select Market under the symbol “YDKN.”

Additional information about Yadkin and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

VantageSouth Bancshares, Inc.

VantageSouth is a bank holding company incorporated under the laws of Delaware in 2011. On July 22, 2013, VantageSouth changed its name from Crescent Financial Bancshares, Inc. to VantageSouth Bancshares, Inc. VantageSouth conducts its business operations primarily through its commercial bank subsidiary, VantageSouth Bank (formerly known as Crescent State Bank). VantageSouth is a subsidiary of Piedmont, and its headquarters are in Raleigh, North Carolina. VantageSouth Bank was incorporated in 1998 as a North Carolina-chartered commercial bank and operates 45 banking offices in central and eastern North Carolina.

On April 1, 2013, VantageSouth completed the merger of ECB Bancorp, Inc. with and into VantageSouth and The East Carolina Bank, a wholly-owned subsidiary of ECB Bancorp, Inc., with and into VantageSouth Bank. On November 30, 2012, VantageSouth completed the merger of legacy VantageSouth Bank into Crescent State Bank in a share exchange. VantageSouth rebranded Crescent State Bank as VantageSouth Bank immediately following the share exchange. VantageSouth’s operating revenues and net income are derived primarily from cash dividends from VantageSouth Bank. At December 31, 2013, VantageSouth had consolidated total assets of approximately $2.12 billion, total deposits of approximately $1.67 billion and stockholders’ equity of $232 million.

The principal executive offices of VantageSouth are located at 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina, and its telephone number is (919) 659-9000. VantageSouth’s website can be accessed at

http://www.vantagesouth.com. Information contained in VantageSouth’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. VantageSouth common stock is quoted on the NYSE MKT, LLC under the symbol “VSB.”

Additional information about VantageSouth and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Piedmont Community Bank Holdings, Inc.

Piedmont, a Delaware corporation, was organized on May 7, 2009 as a bank holding company to build a community banking franchise in the North Carolina, South Carolina, and Virginia markets. Piedmont is headquartered in Raleigh, North Carolina and is focused on building its community banking franchise to be the bank of choice for businesses, business owners, and professionals within its markets. VantageSouth is a subsidiary of Piedmont in which Piedmont owns approximately 58.4% of the outstanding equity. Both Piedmont and VantageSouth conduct their business operations primarily through VantageSouth Bank, which is the wholly-owned banking subsidiary of VantageSouth. Since it was formed in 2009, Piedmont has directly and through its subsidiaries acquired or invested in community banks as part of its operations. Among those acquisitions and investments are VantageSouth Bank, Crescent Financial Bancshares, Inc., Community Bank of Rowan and ECB Bancorp, Inc. Piedmont also wholly-owns VantageSouth Holdings, LLC, which was formed on October 12, 2010 solely to hold certain loans purchased by Piedmont from its banking subsidiaries. As of April 18, 2014, all loans held by VantageSouth Holdings, LLC had been sold, and VantageSouth Holdings, LLC is now in the process of dissolving. Other than its interest in VantageSouth and its interest in VantageSouth Holdings, LLC, Piedmont does not own an interest in any other entity. VantageSouth Holdings, LLC is not an operating entity.

The principal executive offices of Piedmont are located at 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina, and its telephone number is (919) 659-9000.

Risk Factors (page [—])

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Because the market price of Yadkin voting common stock will fluctuate, VantageSouth and Piedmont stockholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the Mergers, each share of VantageSouth common stock (except for specified shares of VantageSouth common stock held by Yadkin, VantageSouth or Piedmont) will be converted into 0.3125 shares of Yadkin voting common stock. Each share of Piedmont common stock (other than shares owned by Piedmont stockholders properly exercising dissenters’ rights and other than specified shares of Piedmont common stock held by Piedmont, VantageSouth, or Yadkin), in addition to the other merger consideration provided to Piedmont stockholders pursuant to the Merger Agreement, will be converted into 6.28597 shares of Yadkin voting common stock. The market value of the merger consideration may vary from the closing price of Yadkin voting common stock on the date Yadkin announced the Mergers, on the date that this joint proxy statement/prospectus is mailed, on the dates that the VantageSouth and Piedmont stockholders vote to approve the Merger Agreement and on the date the Mergers are completed and thereafter. Any change in the market price of Yadkin voting common stock prior to the completion of the Mergers will affect the market value of the merger consideration that VantageSouth and Piedmont stockholders will receive upon completion of the Mergers, and there will be no adjustment to the merger consideration for changes in the market price of shares of Yadkin voting common stock, shares of VantageSouth common stock or shares of Piedmont common stock. Stock price changes may result from a variety of factors that are beyond the control of Yadkin, VantageSouth, and Piedmont, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the times that the VantageSouth and Piedmont stockholders vote to approve the Merger Agreement, the precise market value of the merger consideration to be received at the effective time of the Mergers will not be known. You should obtain current market quotations for shares of Yadkin voting common stock and for shares of VantageSouth common stock.

The market price of Yadkin voting common stock after the Mergers may be affected by factors different from those affecting the shares of Yadkin, VantageSouth, and Piedmont currently.

Upon completion of the Mergers, holders of VantageSouth and Piedmont common stock will become holders of Yadkin voting common stock. Yadkin’s business differs in important respects from that of VantageSouth and Piedmont, and, accordingly, the results of operations of the combined company and the market price of Yadkin voting common stock after the completion of the Mergers may be affected by factors different from those currently affecting the independent results of operations of each of Yadkin, VantageSouth, and Piedmont.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Mergers.

Before the Mergers and the Bank Merger may be completed, Yadkin, VantageSouth, and Piedmont must obtain approvals from the Federal Reserve, the FDIC and the NCCOB, as applicable. Other approvals, waivers or consents from regulators may also be required. These regulators may impose conditions on the completion of the Mergers or require changes to the terms of the Mergers. Such conditions or changes could have the effect of delaying or preventing completion of the Mergers or imposing additional costs on or limiting the revenues of the combined company following the Mergers, any of which might have an adverse effect on the combined company following the Mergers. See “The Mergers—Regulatory Approvals Required for the Mergers.”

Combining the companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the Mergers may not be realized.

Yadkin has operated and, until the completion of the Mergers, will continue to operate, independently of VantageSouth and Piedmont. The success of the Mergers, including anticipated benefits and cost savings, will depend, in part, on Yadkin’s ability to successfully combine the businesses of VantageSouth and Piedmont with Yadkin. To realize these anticipated benefits and cost savings, after the completion of the Mergers, Yadkin expects to integrate VantageSouth’s and Piedmont’s businesses into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the Mergers. The loss of key employees could adversely affect Yadkin’s ability to successfully conduct its business in the markets in which VantageSouth and Piedmont now operate, which could have an adverse effect on Yadkin’s financial results and the value of its common stock. If Yadkin experiences difficulties with the integration process, the anticipated benefits of the Mergers may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Yadkin and/or VantageSouth to lose customers or cause customers to remove their accounts from Yadkin and/or VantageSouth and move their business to competing financial institutions. Integration efforts among the companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Yadkin, VantageSouth, and Piedmont during this transition period and for an undetermined period after completion of the Mergers on the combined company. In addition, the actual cost savings of the Mergers could be less than anticipated.

Termination of the Merger Agreement could negatively impact Yadkin, VantageSouth or Piedmont.

If the Merger Agreement is terminated, there may be various consequences. For example, Yadkin, VantageSouth or Piedmont’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the Mergers, without realizing any of the anticipated benefits of completing the Mergers. Additionally, if the Merger Agreement is terminated, the market price of Yadkin’s or VantageSouth’s common stock could decline to the extent that the current market prices reflect a market assumption that the Mergers will be completed. If the Merger Agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Yadkin’s or VantageSouth’s board of directors, Yadkin or VantageSouth may be required to pay to the other party a termination fee of $10 million.

If the Mergers are not completed, Yadkin, VantageSouth, and Piedmont will have incurred substantial expenses without realizing the expected benefits of the Mergers.

Each of Yadkin, VantageSouth, and Piedmont have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the Mergers. If the Mergers are not completed, Yadkin, VantageSouth, and Piedmont would have to recognize these expenses without realizing the expected benefits of the Mergers.

Certain of Yadkin’s directors and executive officers have interests in the Mergers that may differ from the interests of Yadkin’s shareholders including, if the Mergers are completed, the receipt of financial and other benefits.

Yadkin shareholders should be aware that some of Yadkin’s directors and executive officers have interests in the Mergers and have arrangements that are different from, or in addition to, those of Yadkin shareholders generally. These interests and arrangements may create potential conflicts of interest. Yadkin’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the Merger Agreement, and in recommending that Yadkin shareholders vote in favor of approving the Merger Agreement.

These interests include:

•	Each individual restricted stock award granted under the Yadkin 2008 Omnibus Stock Ownership and Long Term Incentive Plan fully vests upon a “change in control.” In addition, stock options granted under the plan may vest if so determined at the discretion of the Nominating and Compensation Committee of the Yadkin board of directors. The Mergers are expected to constitute a “change in control” under the terms of such award agreements.

•	Pursuant to the Merger Agreement, Messrs. Joseph H. Towell, Wm. Mark DeMarcus, and Edwin H. Shuford have entered into employment agreements with the surviving corporation and surviving bank. The employment agreements are each for an initial term of three years and provide for base salaries of $500,000, $385,000, and $250,000 for Messrs. Towell, DeMarcus, and Shuford, respectively. Under the employment agreements, each of Messrs. Towell, DeMarcus, and Shuford are eligible for discretionary bonuses and will be entitled to certain severance benefits upon termination by the surviving company or the surviving bank without cause or upon the executive’s termination for “good reason” (as defined in the agreements), conditioned upon their compliance with certain noncompete restrictions.

•	Ms. Jan H. Hollar and Mr. J. Rick Patterson have entered into employment agreements with Yadkin which provides that if he or she is terminated without cause or resigns for good reason within two years following a change in control, he or she will be entitled to certain compensation and benefits. Yadkin has also previously entered into similar change in control severance agreements with other Yadkin executive officers. For more information, see “The Mergers—Interests of Yadkin’s Directors and Executive Officers in the Mergers.”

•	Seven members currently serving on the Yadkin board of directors, including Mr. Joseph H. Towell, will be appointed to the board of directors of Yadkin and Yadkin Bank following the closing of the Mergers. The Yadkin directors, other than Mr. Towell, who ultimately serve on the boards of Yadkin and Yadkin Bank following the Mergers will participate in the director compensation program set forth in Yadkin’s Annual Report on Form 10-K that was filed with the SEC on February 28, 2014.

For a more complete description of these interests, see “The Mergers—Interests of Yadkin’s Directors and Executive Officers in the Mergers.”

Certain of VantageSouth’s and Piedmont’s directors and executive officers have interests in the Mergers that may differ from the interests of VantageSouth’s and Piedmont’s stockholders including, if the Mergers are completed, the receipt of financial and other benefits.

VantageSouth and Piedmont stockholders should be aware that some of VantageSouth’s and Piedmont’s directors and executive officers have interests in the Mergers and have arrangements that are different from, or in addition to, those of VantageSouth and Piedmont stockholders generally. These interests and arrangements may create potential conflicts of interest. VantageSouth’s and Piedmont’s respective boards of directors were aware of these interests and considered these interests, among other matters, when making their respective decisions to approve the Merger Agreement, and in recommending that VantageSouth or Piedmont stockholders vote in favor of approving the Merger Agreement.

These interests include:

•	Pursuant to the Merger Agreement, Messrs. Scott M. Custer, Terry S. Earley, and Steven W. Jones have entered into employment agreements with the surviving corporation and surviving bank. The employment agreements are each for an initial term of three years and provide for base salaries of $500,000 for Mr. Custer and $350,000 for Messrs. Earley and Jones. Under the employment agreements, each of Messrs. Custer, Earley, and Jones are eligible for discretionary bonuses and will be entitled to certain severance benefits upon termination by the surviving company or the surviving bank without cause or upon the executive’s termination for “good reason” (as defined in the agreements), conditioned upon their compliance with certain noncompete restrictions.

•	Seven members currently serving on the VantageSouth board of directors, including Mr. Scott M. Custer the current President and Chief Executive Officer of VantageSouth and Piedmont and Mr. Adam Abram, the current Chairman of the Board of VantageSouth and Piedmont will be appointed to the board of directors of Yadkin and Yadkin Bank following the closing of the Mergers. In addition, David S. Brody, Alan N. Colner, Thierry Ho. Steven J. Lerner and Nicolas D. Zerbib, each of whom currently serve on the VantageSouth board of directors, will serve on the board of Yadkin and Yadkin Bank following the Mergers will participate in the director compensation program set forth in Yadkin’s Annual Report on Form 10-K that was filed with the SEC on February 28, 2014.

•	Yadkin has agreed to indemnify the directors and officers of VantageSouth and Piedmont following the Mergers against certain liabilities arising from their acts or omissions before the Mergers. Yadkin has agreed to provide directors’ and officers’ liability insurance for the directors and officers of VantageSouth and Piedmont for a period of six years following the Mergers with respect to acts or omissions occurring before the Mergers that were committed by such officers and directors in their capacities as such.

•	VantageSouth and Piedmont directors and executive officers will receive Yadkin voting common stock in exchange for their VantageSouth and/or Piedmont common stock in connection with the Mergers.

•	Certain of VantageSouth’s and Piedmont’s executive officers and directors, namely, Messrs. Abram, Custer, Lerner, Earley, and Jones, participate in the Piedmont Phantom Equity Plan and will therefore be indirect beneficiaries of the rabbi trust that will have 856,447 shares of Yadkin voting common stock issued to it in connection with the Mergers.

For a more complete description of these interests, see “The Mergers—Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers” and “The Merger Agreement—Treatment of Stock Options and Other Equity-Based Awards.”

Yadkin, VantageSouth, and Piedmont will be subject to contractual restrictions and business uncertainties and risks, including the risk of litigation, while the Mergers are pending.

Uncertainly about the effect of the Mergers on employees and customers may have an adverse effect on Yadkin, VantageSouth, and/or Piedmont. These uncertainties may impair each company’s ability to attract, retain and motivate key personnel until the Mergers are completed, and could cause customers and others that deal with Yadkin, VantageSouth, and/or Piedmont to seek to change existing business relationships with them. Retention of certain employees by Yadkin, VantageSouth, and/or Piedmont may be challenging while the Mergers are pending, as certain employees may experience uncertainty about their future roles with the combined company, if any. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, each company’s business could be harmed in the interim. In addition, subject to certain exceptions, Yadkin, VantageSouth, and Piedmont have agreed to operate their businesses in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to each company.

Several law firms recently announced that they are investigating whether the VantageSouth board of directors breached its fiduciary duties before agreeing to the merger, and whether the VantageSouth stockholders are receiving adequate consideration for their shares. The VantageSouth board of directors believes that it fulfilled its fiduciary duties and acted in the best interests of VantageSouth stockholders by entering into the Merger Agreement, and therefore that the investigations are without merit. No lawsuit or other proceeding has been initiated at this time. However, if a lawsuit is initiated or there is an adverse judgment in any lawsuit following such investigations, such actions could delay or prevent the Mergers from becoming effective.

The fairness opinions obtained by Yadkin and VantageSouth from their respective financial advisors will not reflect changes in circumstances between the date of the signing of the Merger Agreement and the completion of the Mergers.

Yadkin has obtained a fairness opinion dated January 27, 2014 from KBW, and VantageSouth has obtained a fairness opinion dated January 27, 2014 from Sandler O’Neill. Those opinions have not been updated as of the date of this document and will not be updated at the time of the completion of the Mergers. Changes in the operations and prospects of Yadkin or VantageSouth, general market and economic conditions and other factors that may be beyond the control of Yadkin and VantageSouth, and on which the fairness opinions were based, may alter the value of Yadkin or VantageSouth or the prices of shares of Yadkin voting common stock or VantageSouth common stock by the time the Mergers are completed. The fairness opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the Mergers are completed or as of any other date than the date of the opinions. The fairness opinions that Yadkin and VantageSouth received from their respective financial advisors are attached as Annex B and Annex C to this joint proxy statement/prospectus. For a description of the opinions, see “The Mergers—Opinion of Keefe, Bruyette & Woods” and “The Mergers—Opinion of Sandler O’Neill + Partners, L.P.” For a description of the other factors considered by Yadkin’s board of directors in determining to approve the Mergers, see “The Mergers—Yadkin’s Reasons for the Mergers; Recommendation of Yadkin’s Board of Directors.” For a description of the other factors considered by VantageSouth’s board of directors in determining to approve the Mergers, see “The Mergers—VantageSouth’s Reasons for the Merger; Recommendation of VantageSouth’s Board of Directors.”

The shares of Yadkin voting common stock to be received by VantageSouth and Piedmont stockholders as a result of the Mergers will have different rights from the shares of VantageSouth and Piedmont common stock.

Upon completion of the Mergers, VantageSouth and Piedmont stockholders will become Yadkin shareholders, and their rights as shareholders will be governed by North Carolina law and the Yadkin Articles of Incorporation and bylaws. The rights associated with VantageSouth and Piedmont common stock are different from the rights associated with Yadkin voting common stock. Please see “Comparison of Shareholders’ Rights” beginning on page [—] for a discussion of the different rights associated with Yadkin voting common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF YADKIN

The following table summarizes financial results achieved by Yadkin for the periods and the dates indicated and should be read in conjunction with Yadkin’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Yadkin has previously filed with the SEC. See “Where You Can Find More Information.”

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Operating Data
Total Interest income	$74,299	$78,972	$88,546	$97,840	$93,578
Total Interest expense	10,241	17,988	26,041	34,344	31,915

Net interest income	64,058	60,984	62,505	63,496	61,663
Provision for loan losses	(2,685)	40,374	20,843	24,349	48,439

Net interest income after provision for loan losses	66,743	20,610	41,662	39,147	13,224
Noninterest income	18,404	13,566	18,180	21,935	25,691
Noninterest expenses	55,920	66,811	67,543	62,483	122,848

Income (loss) before income taxes	29,227	(32,635)	(7,701)	(1,401)	(83,933)
Provision for income taxes	10,401	(23,961)	6,694	(1,389)	(8,876)

Net income (loss)	18,826	(8,674)	(14,395)	(12)	(75,057)
Preferred stock dividend and amortization of preferred stock discount	1,877	3,911	2,987	3,181	2,435

Net income (loss) to common shareholders	$16,949	$(12,585)	$(17,382)	$(3,193)	$(77,492)

Per Share Data(1)
Net income available to common shareholders, Basic	$1.19	$(1.91)	$(2.86)	$(0.60)	$(15.69)
Net income available to common shareholders, Diluted	1.19	(1.91)	(2.86)	(0.60)	(15.69)
Cash dividends declared	—	—	—	—	0.36
Weighted-Average Number of Shares Outstanding(2)
Basic	14,203,099	6,589,971	6,079,668	5,376,547	4,936,108
Diluted	14,224,720	6,589,971	6,079,668	5,376,547	4,936,108

Selected Year-End Balance Sheet Data
Assets	$1,806,027	$1,923,438	$1,993,188	$2,300,594	$2,113,612
Loans, net, and loans held for sale	1,359,596	1,312,034	1,437,610	1,613,206	1,677,538
Investments	288,922	343,120	330,422	298,002	183,841
Deposits	1,518,423	1,631,662	1,731,341	2,020,406	1,821,752
Borrowings	89,214	105,136	105,539	116,768	123,467
Shareholders’ equity	184,470	170,794	140,586	147,457	152,266
Number of shares outstanding	14,383,986	14,383,882	6,508,729	5,382,547	5,376,547
Book value per share	10.85	9.93	14.32	18.71	19.74
Tangible book value per share	10.71	9.75	13.75	16.88	17.67

Selected Balance Sheet Averages
Assets	$1,823,564	$1,949,589	$2,127,570	$2,232,155	$1,957,295
Loans and loans held for sale	1,333,647	1,399,590	1,534,929	1,696,469	1,596,094
Investments	342,156	343,137	309,199	232,577	189,933
Deposits	1,530,591	1,674,895	1,860,065	1,942,025	1,592,967
Borrowings	105,286	102,895	107,725	120,717	161,099
Shareholders’ Equity	175,633	157,133	143,163	154,401	191,363

Selected Ratios
Return (loss) on average assets	0.93%	(0.64%)	(0.82%)	(0.14%)	(3.96%)
Return (loss) on average equity	9.65%	(7.99%)	(12.14%)	(2.08%)	(40.50%)
Return (loss) on tangible equity	9.78%	(8.15%)	(12.74%)	(2.23%)	(55.78%)
Net interest margin	3.86%	3.40%	3.21%	3.09%	3.41%
Efficiency ratio	64.85%	70.56%	69.28%	67.93%	62.26%

Asset Quality Ratios
Allowance for loan losses to period end loans	1.31%	1.88%	2.23%	2.29%	2.82%
Allowance for loan losses to nonperforming loans	117.34%	110.22%	46.69%	57.72%	134.12%
Net charge-off to average loans	0.33%	3.43%	1.68%	2.08%	1.39%
Nonperforming assets to period end loans	1.37%	2.41%	6.57%	5.68%	3.02%
Nonperforming assets to total assets	1.03%	1.64%	4.78%	3.95%	2.39%

Capital Ratios
Equity to assets ratio	10.22%	8.88%	7.05%	6.41%	7.20%
Tangible equity to tangible assets	10.12%	8.75%	6.88%	6.01%	6.71%

(1)	Per share data adjusted, where applicable, to account for one-for-three reverse stock split effective May 28, 2013.
(2)	Weighted average shares outstanding excludes shares of nonvested, restricted stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF VANTAGESOUTH

The following table summarizes financial results achieved by VantageSouth for the periods and the dates indicated and should be read in conjunction with VantageSouth’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that VantageSouth has previously filed with the SEC. See “Where You Can Find More Information.” VantageSouth’s financial results were significantly impacted by the acquisitions of Community Bank of Rowan and Crescent Financial Bancshares, Inc. in 2011 and ECB Bancorp, Inc. in 2013.

	Successor Company		Predecessor Company
(Dollars in thousands, except per share data)	As of and for the Year Ended December 31,	Period from February 1 to December 31,	Period from January 1 to January 31,	As of and for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009
Summary of Operations
Interest income	$78,742	$43,519	$4,206	$14,334	$4,319	$4,945
Interest expense	8,653	6,170	633	2,778	1,181	1,909

Net interest income	70,089	37,349	3,573	11,556	3,138	3,036
Provision for loan losses	5,469	5,159	195	880	3,172	1,792

Net interest income (loss) after the provision for loan losses	64,620	32,190	3,378	10,676	(34)	1,244
Non-interest income	25,180	11,327	657	1,716	(824)	280
Non-interest expense	80,612	43,210	3,236	11,236	3,953	3,066

Income (loss) before income taxes	9,188	307	799	1,156	(4,811)	(1,542)
Income tax expense (benefit)	2,014	(3,486)	270	188	—	—

Net income (loss)	7,174	3,793	529	968	(4,811)	(1,542)
Dividends and accretion on preferred stock	2,493	1,346	122	182	—	—

Net income (loss) available to common stockholders	$4,681	$2,447	$407	$786	$(4,811)	$(1,542)

Per Common Share
Net income (loss), basic	$0.11	$0.07	$0.01	$0.07	$(0.77)	$(0.27)
Net income (loss), diluted	$0.11	$0.07	$0.01	$0.07	$(0.77)	$(0.27)
Book value	$4.12	$4.18	NA	$4.08	$0.72	$1.09
Tangible book value	$3.42	$3.37	NA	$3.27	$0.72	$1.09
Weighted average shares outstanding:
Basic	43,473,096	35,724,513	35,511,770	10,858,223	6,241,901	5,732,356
Diluted	43,636,498	35,796,731	35,534,050	10,916,115	6,241,901	5,732,356
Common shares outstanding	46,037,685	35,549,785	35,566,535	35,566,535	11,831,770	5,732,356
Balance Sheet Data
Total assets	$2,119,948	$1,085,225	NA	$1,087,621	$81,140	$94,766
Cash and cash equivalents	100,779	50,463	NA	46,472	2,722	10,475
Investment securities(1)	404,888	136,491	NA	170,004	10,454	6,731
Loans(2)	1,398,329	779,855	NA	740,303	63,402	73,535
Allowance for loan losses	7,043	3,998	NA	2,131	1,880	1,964
Deposits	1,675,309	873,222	NA	886,244	63,766	78,620
Stockholders’ equity	232,299	173,941	NA	169,509	8,564	6,262
Selected Performance Ratios
Return on average assets	0.40%	0.39%	0.58%	0.32%	(5.41)%	(1.61)%
Return on average stockholders’ equity	3.28%	2.41%	3.67%	2.56%	(42.49)%	(20.69)%
Net interest margin	4.43%	4.40%	4.55%	4.19%	3.78%	3.38%
Efficiency ratio(3)	84.62%	88.77%	76.50%	84.66%	101.96%	92.46%
Asset Quality Ratios
Net charge-offs to average loans	0.20%	0.37%	—%	0.31%	4.77%	1.28%
Allowance for loan losses to loans	0.51%	0.52%	NA	0.29%	2.98%	2.67%
Nonperforming loans to loans	1.51%	1.67%	NA	5.09%	0.71%	8.46%
Nonperforming assets to total assets	1.50%	1.71%	NA	3.44%	1.65%	8.07%
Capital Ratios
Total risk-based capital(4)	12.70%	14.96%	NA	11.85%	14.65%	9.18%
Tier 1 risk-based capital(4)	11.85%	13.66%	NA	10.59%	13.38%	7.91%
Tier 1 leverage(4)	10.16%	11.45%	NA	8.49%	10.47%	6.29%
Tangible common equity to tangible assets	7.54%	11.42%	NA	10.99%	10.55%	6.61%

(1)	Investment securities include available-for-sale and held-to-maturity securities.
(2)	Loans include loans held for sale.
(3)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Regulatory capital ratios reflect VantageSouth Bank’s capital ratios. Predecessor periods reflect regulatory capital ratios of Legacy VantageSouth only, which was the predecessor company due to the change in reporting entity.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PIEDMONT

The following table summarizes financial results achieved by Piedmont for the periods and the dates indicated and should be read in conjunction with Piedmont’s consolidated financial statements and the notes to the consolidated financial statements contained in Annex E of this joint proxy statement/prospectus. Piedmont’s financial results were significantly impacted by the acquisitions of VantageSouth Bank in 2010, Community Bank of Rowan and Crescent Financial Bancshares, Inc. in 2011, and ECB Bancorp, Inc. in 2013.

(Dollars in thousands, except per share data)	As of and for the Years Ended December 31,				Period from May 7, 2009 to December 31,
	2013	2012	2011	2010	2009
Summary of Operations
Interest income	$79,090	$48,092	$14,057	$3,381	$—
Interest expense	8,653	6,804	2,756	642	—

Net interest income	70,437	41,288	11,301	2,739	—
Provision for loan losses	5,469	5,354	1,621	2,376	—

Net interest income after provision for loan losses	64,968	35,934	9,680	363	—
Non-interest income	25,180	11,983	1,710	572	—
Non-interest expense	81,870	50,345	17,569	6,801	1,051

Income (loss) before income taxes	8,278	(2,428)	(6,179)	(5,866)	(1,051)
Income tax expense (benefit)	2,014	(3,216)	188	—	—

Net income (loss)	6,264	788	(6,367)	(5,866)	(1,051)
Net income (loss) attributable to non-controlling interest	3,718	1,935	(424)	(1,076)	—

Net income (loss) attributable to Piedmont Community Bank Holdings, Inc.	$2,546	$(1,147)	$(5,943)	$(4,790)	$(1,051)

Per Common Share
Net income (loss), basic	$1.74	$(0.78)	$(13.89)	$(38.91)	$(26.06)
Net income (loss), diluted	$1.74	$(0.78)	$(13.89)	$(38.91)	$(26.06)
Book value	$96.19	$96.78	$95.94	$57.03	$62.52
Tangible book value	$81.92	$79.73	$80.83	$55.15	$62.52
Weighted average shares outstanding:
Basic	1,466,664	1,466,664	427,826	123,096	40,333
Diluted	1,466,664	1,466,664	427,826	123,096	40,333
Common shares outstanding	1,466,664	1,466,664	1,466,664	158,900	40,333
Balance Sheet Data
Total assets	$2,123,104	$1,089,808	$1,101,373	$98,235	$11,032
Cash and cash equivalents	100,780	50,513	58,666	4,287	2,906
Investment securities(1)	404,888	136,491	169,708	10,079	—
Loans(2)	1,401,496	784,648	740,608	67,554	—
Allowance for loan losses	7,043	3,998	1,081	2,083	—
Deposits	1,672,231	870,962	885,507	63,777	—
Total stockholders’ equity	238,450	180,722	183,510	25,037	10,588
Piedmont Community Bank Holdings, Inc. stockholder’s equity	141,074	141,938	140,709	20,955	10,588
Selected Performance Ratios
Return on average assets	0.35%	0.07%	(2.10)%	(7.14)%	(24.48)%
Return on average stockholders’ equity	2.78%	0.43%	(12.52)%	(37.64)%	(14.48)%
Net interest margin	4.44%	4.44%	4.35%	3.89%	N/A
Efficiency ratio(3)	85.62%	94.51%	135.03%	205.41%	N/A
Asset Quality Ratios
Net charge-offs to average loans	0.20%	0.33%	1.29%	0.49%	N/A
Allowance for loan losses to loans	0.51%	0.52%	0.15%	3.08%	N/A
Nonperforming loans to loans	1.58%	1.93%	3.56%	3.73%	N/A
Nonperforming assets to total assets	1.55%	1.89%	3.44%	3.47%	N/A
Capital Ratios
Total risk-based capital(4)	12.70%	14.96%	16.47%	N/A	N/A
Tier 1 risk-based capital(4)	11.85%	13.66%	15.56%	N/A	N/A
Tier 1 leverage(4)	10.16%	11.45%	19.55%	N/A	N/A

(1)	Investment securities include available-for-sale and held-to-maturity securities.
(2)	Loans include loans held for sale.
(3)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Piedmont was not required to report consolidated regulatory capital ratios for 2010 or 2009; therefore, capital ratios have been omitted for these years.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of Yadkin following the completion of the VantageSouth Merger and following completion of the Piedmont Merger. The unaudited pro forma condensed combined financial statements are based upon the historical financial statements of Yadkin, VantageSouth, and Piedmont, as applicable, after giving effect to the VantageSouth Merger or the Piedmont Merger and adjustments described in the following footnotes, and are intended to reflect the impact of each of the proposed Mergers on Yadkin. There are no significant differences between the assets and liabilities of VantageSouth and Piedmont (other than a small amount of cash held by Piedmont as a result of the sale of loans held by VantageSouth Holdings, LLC, a wholly-owned subsidiary of Piedmont).

On January 31, 2014, VantageSouth completed the sale of 9.2 million shares of its common stock for $46.9 million in a private placement issuance to new and existing accredited investors, including certain members of VantageSouth’s board of directors and their affiliates. The net proceeds of the VantageSouth capital raise were primarily used to repurchase its Series A and Series B preferred stock, which occurred on February 19, 2014. The unaudited pro forma condensed combined financial statements also include adjustments giving effect to the VantageSouth capital raise and the VantageSouth preferred stock repurchase.

The unaudited pro forma condensed combined balance sheets reflect the Mergers as if each had been consummated on December 31, 2013. The unaudited pro forma condensed combined balance sheets also reflect the VantageSouth capital raise and the VantageSouth preferred stock repurchase as if each had occurred on December 31, 2013. The VantageSouth Merger and Piedmont Merger will be accounted for as a reverse merger using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10, Business Combinations. See “Accounting Treatment” beginning on page [—] of this joint proxy statement/prospectus. Following the VantageSouth capital raise, existing stockholders of Piedmont and VantageSouth controlled approximately 55% of pro forma voting interests in the combined company, which is the primary reason that Yadkin is the accounting acquiree in the Mergers.

The unaudited pro forma condensed combined balance sheets relating to the VantageSouth Merger and the Piedmont Merger reflect the Mergers as if each had been consummated on December 31, 2013 and includes pro forma adjustments for preliminary valuations of certain tangible and intangible assets by Yadkin management pursuant to certain purchase accounting guidance. These adjustments are subject to further revision upon completion of the contemplated transaction and related intangible asset valuations.

The unaudited pro forma condensed combined statements of operations reflect the Mergers as if each had been consummated on January 1, 2013 and combine Yadkin’s historical results for the year ended December 31, 2013 with VantageSouth’s historical results for the year ended December 31, 2013, and Piedmont’s historical results for the year ended December 31, 2013. In addition, the unaudited pro forma condensed combined statements of operations include adjustments giving effect to the VantageSouth capital raise and the VantageSouth preferred stock repurchase as if each had occurred on January 1, 2013. The unaudited pro forma condensed combined statements of operations also include adjustments giving effect to VantageSouth’s acquisition of ECB Bancorp, Inc. as if it had occurred on January 1, 2013.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the realization of potential cost savings, revenue synergies or any potential restructuring costs. Certain cost savings and revenue synergies may result from the Mergers. However, there can be no assurance that these cost savings or revenue synergies will be achieved. Cost savings, if achieved, could result from, among other things, the reduction of operating expenses, changes in corporate infrastructure and governance, the elimination of duplicative operating systems, and the combination of regulatory and financial reporting requirements under one state-chartered bank. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had each of the Mergers been completed at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company after completion of the Mergers.

Pro Forma Adjustments

Since the Mergers are considered reverse mergers where Piedmont along with its consolidated subsidiaries (which include VantageSouth) is the accounting acquirer and Yadkin is the accounting acquiree, pro forma adjustments are necessary to reflect estimated fair values of Yadkin’s assets and liabilities as well as other equity interests. Additionally, pro forma adjustments were made to the condensed combined statements of operations to give effect to pro forma events that are (1) directly attributable to the Mergers, (2) factually supportable, and (3) expected to have a continuing impact on the combined results.

The pro forma adjustments reflecting the completion of the Mergers are based upon the acquisition method of accounting in accordance with Section 805 of the FASB Codification and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the estimated purchase price to identifiable net assets acquired. Since the Mergers are to be accounted for as a reverse merger, the estimated purchase price was determined in accordance with FASB ASC 805-40-30-2. The guidance in this paragraph explains that the purchase price in a reverse merger is determined based on “the number of equity interests the legal [acquiree] would have had to issue to give the owners of the legal [acquirer] the same percentage equity interest in the combined entity that results from the reverse acquisition.” See footnote 3 to the unaudited pro forma condensed combined financial statements for detailed calculations of the estimated purchase price based on the applicable accounting guidance. The final allocation of the purchase price will be determined after the completion of the Mergers. This allocation is dependent upon certain valuations and other studies that have not progressed to a stage where sufficient information is available to make a definitive allocation. The purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma combined financial statements are preliminary and have been made solely for the purpose of preparing these statements.

The pro forma adjustments are based upon available information and certain assumptions that Yadkin, VantageSouth, and Piedmont believe are reasonable under the circumstances. A final determination of the fair value of the assets acquired and liabilities assumed, which cannot be made prior to the completion of the acquisition, may differ materially from the preliminary estimates. This final valuation will be based on the actual fair values of tangible and intangible assets and liabilities assumed of Yadkin that are acquired as of the date of completion of the Mergers. The final valuation may change the purchase price allocation, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in a change to the unaudited pro forma combined financial statements.

Yadkin expects to incur costs associated with integrating VantageSouth and, to a lesser extent, Piedmont, and each of their respective businesses. The unaudited pro forma condensed combined financial statements do not reflect nonrecurring merger costs, the cost of any integration activities, or benefits that may result from synergies that may be derived from any integration activities. Also, Piedmont and VantageSouth incurred significant merger and conversion costs in 2013 related to the ECB merger. Pro forma adjustments have been made to Piedmont’s and VantageSouth’s historical results of operations for nonrecurring ECB merger expenses directly related to completing the transaction. However, system conversion and other integration related expenses have not been adjusted out of the results of operations. Although these items are not expected to have a continuing impact on the combined results, they were not required to complete the ECB merger and have therefore not been eliminated.

You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma combined financial statements included in this joint proxy statement/prospectus;

•	separate historical audited consolidated financial statements of VantageSouth as of and for the year ended December 31, 2013 (Successor) and periods from February 1 to December 31, 2012 (Successor) and from January 1 to January 31, 2012 (Predecessor), incorporated by reference in this joint proxy statement/prospectus;

•	separate historical audited consolidated financial statements of Yadkin as of and for the years ended December 31, 2013, 2012 and 2011, incorporated by reference in this joint proxy statement/prospectus; and

•	audited financial statements of Piedmont as of and for the years ended December 31, 2013 and 2012, included in this joint proxy statement/prospectus. See “Annex E: Piedmont Audited Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012.”

YADKIN FINANCIAL CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2013

REFLECTING THE VANTAGESOUTH MERGER

(Dollars in thousands)	VantageSouth Bancshares, Inc. (As Reported by Accounting Acquirer)	Yadkin Financial Corporation (As Reported by Accounting Acquiree)	Adjustments to Reflect Yadkin / VantageSouth Merger		Adjustments to Reflect VantageSouth’s Capital Raise and Preferred Stock Repurchase		Yadkin Financial Corporation (Pro Forma)
Assets
Cash and due from banks	$29,080	$32,226	$—		$1,721	(k)	$63,027
Interest-earning deposits with banks	71,699	8,759	—		—		80,458
Federal funds sold	—	10	—		—		10
Investment securities available for sale	404,388	288,922	—		—		693,310
Investment securities held to maturity	500	—	—		—		500
Loans held for sale	8,663	18,913	—		—		27,576
Loans, net of allowance for loan losses	1,382,623	1,340,683	(29,025	)(a)	—		2,694,281
Federal Home Loan Bank stock	8,929	3,473	—		—		12,402
Premises and equipment, net	44,875	40,698	—		—		85,573
Bank-owned life insurance	33,148	27,032	—		—		60,180
Foreclosed assets	10,823	3,267	(600	)(b)	—		13,490
Deferred tax asset, net	54,622	23,425	3,753	(c)	—		81,800
Goodwill	26,254	—	131,677	(d)	—		157,931
Other intangible assets, net	5,883	1,974	9,819	(e)	—		17,676
Accrued interest receivable and other assets	38,461	16,645	—		—		55,106

Total assets	$2,119,948	$1,806,027	$115,624		$1,721		$4,043,320

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$220,659	$267,596	$—		$—		$488,255
Interest bearing	1,454,650	1,250,827	3,830	(f)	—		2,709,307

Total deposits	1,675,309	1,518,423	3,830		—		3,197,562
Short-term borrowings	126,500	43,260	172	(g)	—		169,932
Long-term debt	72,921	48,235	(14,060	)(h)	—		107,096
Accrued interest payable and other liabilities	12,919	11,639	—		—		24,558

Total liabilities	1,887,649	1,621,557	(10,058)		—		3,499,148

Shareholders’ equity
Preferred stock	42,785	28,405	—		(42,785	)(l)	28,405
Common stock	46	14,384	14,341	(i)	2,874	(m)	31,645
Common stock warrants	1,457	1,850	(447	)(j)	—		2,860
Additional paid-in capital	188,908	187,118	64,501	(i)	41,696	(m)	482,223
Retained earnings	3,276	(47,292)	47,292	(i)	(64	)(l)	3,212
Accumulated other comprehensive loss	(4,173)	5	(5	)(i)	—		(4,173)

Total shareholders’ equity	232,299	184,470	125,682		1,721		544,172

Total liabilities and shareholders’ equity	$2,119,948	$1,806,027	$115,624		$1,721		$4,043,320

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements (VantageSouth Merger)” below for additional information.

YADKIN FINANCIAL CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2013

REFLECTING THE VANTAGESOUTH MERGER

(Dollars in thousands)	VantageSouth Bancshares, Inc. (As Reported by Accounting Acquirer)	ECB Bancorp, Inc. (As Reported for Period from January 1 to March 31, 2013)	Adjustments to Reflect ECB Bancorp, Inc. Merger		Adjustments to Reflect VantageSouth’s Capital Raise and Preferred Stock Repurchase		VantageSouth Bancshares, Inc. (Pro Forma for ECB Merger, Capital Raise, and Preferred Stock Repurchase)	Yadkin Financial Corporation (As Reported by Accounting Acquiree)	Adjustments to Reflect Yadkin / VantageSouth Merger		Yadkin Financial Corporation (Pro Forma)
Interest income
Loans	$71,627	$6,448	$1,051	(n)	$—		$79,126	$67,604	$7,133	(n)	$153,863
Investment securities	7,026	1,399	—		—		8,425	6,623	—		15,048
Federal funds sold and interest-earning deposits	89	16	—		—		105	72	—		177

Total interest income	78,742	7,863	1,051		—		87,656	74,299	7,133		169,088

Interest expense
Deposits	6,203	1,150	(357	)(o)	—		6,996	8,548	(2,553	)(o)	12,991
Borrowings and debt	2,450	154	(50	)(p)	—		2,554	1,693	531	(p)	4,778

Total interest expense	8,653	1,304	(407)		—		9,550	10,241	(2,022)		17,769

Net interest income	70,089	6,559	1,458		—		78,106	64,058	9,155		151,139
Provision for loan losses	5,469	1,258	—		—		6,727	(2,685)	—		4,042

Net interest income after provision for loan losses	64,620	5,301	1,458		—		71,379	66,743	9,155		147,277

Non-interest income
Service charges and fees	4,959	900	—		—		5,859	9,839	—		15,698
Mortgage banking	2,265	236	—		—		2,501	8,709	—		11,210
Government guaranteed lending	5,586	—	—		—		5,586	—	—		5,586
Bank-owned life insurance	1,226	93	—		—		1,319	599	—		1,918
Gain (loss) on sales of available for sale securities	1,215	305	—		—		1,520	(2,355)	—		(835)
Other-than-temporary impairment of equity securities	—	—	—		—		—	(39)	—		(39)
Gain on sale of loans	—	—	—		—		—	575	—		575
Gain on sale of branch	—	—	—		—		—	310	—		310
Gain on acquisition	7,773	—	(7,773	)(q)	—		—	—	—		—
Other	2,156	328	—		—		2,484	766	—		3,250

Total non-interest income	25,180	1,862	(7,773)		—		19,269	18,404	—		37,673

Non-interest expense
Salaries and employee benefits	36,486	3,676	—		—		40,162	30,976	—		71,138
Occupancy and equipment	9,052	1,064	—		—		10,116	7,816	—		17,932
Merger and conversion costs	14,638	2,314	(1,148	)(r)	—		15,804	—	—		15,804
Other	20,436	2,501	122	(s)	—		23,059	17,128	1,179	(s)	41,366

Total non-interest expense	80,612	9,555	(1,026)		—		89,141	55,920	1,179		146,240

Net income before income taxes	9,188	(2,392)	(5,289)		—		1,507	29,227	7,976		38,710
Income tax expense	2,014	(823)	515	(t)	—		1,706	10,401	3,075	(t)	15,182

Net income	7,174	(1,569)	(5,804)		—		(199)	18,826	4,901		23,528
Dividends and accretion on preferred stock	2,493	265	—		(2,758	)(u)	—	1,877	—		1,877

Net income available to common shareholders	$4,681	$(1,834)	$(5,804)		$(2,758)		$(199)	$16,949	$4,901		$21,651

Net income per common share
Basic	$0.11						$(0.00)	$1.19			$0.69

Diluted	$0.11						$(0.00)	$1.19			$0.69

Weighted average common shares
Basic	43,473,096		2,494,587	(v)	9,197,475	(w)	55,165,158	14,203,099	17,239,112	(x)	31,442,211

Diluted	43,636,498		2,494,587	(v)	9,197,475	(w)	55,328,560	14,224,720	17,290,175	(x)	31,514,895

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements (VantageSouth Merger)” below for additional information.

YADKIN FINANCIAL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(VANTAGESOUTH MERGER)

1.	Basis of Presentation

The unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations. However, management believes that the disclosures are adequate to make the information presented not misleading.

2.	Pro Forma Adjustments

Below is a summary of the adjustments made to develop these unaudited condensed pro forma combined financial statements.

(a)	Adjustment reflects the elimination of Yadkin’s historical allowance for loan losses of $18.1 million and the recording of a fair value discount of $47.1 million on the loan portfolio. The fair value discount was calculated by forecasting cash flows over the expected remaining life of each loan and discounting those cash flows to present value using current market rates for similar loans. Forecasted cash flows include an estimate of lifetime credit losses on the loan portfolio and reflect the difference between contractual interest rates and current market rates for similar loans.

(b)	Adjustment reflects the write-down of certain foreclosed assets based on current estimates of property values given current market conditions and additional discounts based on the combined Yadkin’s disposition strategy.

(c)	Adjustment reflects the tax impact of pro forma acquisition accounting fair value adjustments.

(d)	Goodwill represents the excess of the purchase price over the fair value of acquired net assets. The purchase price will not be finalized until the Mergers are completed and will be based on the share price of Yadkin stock on that date. See “Purchase Price Allocation” below for more information regarding the allocation of the estimated Yadkin purchase price.

(e)	Adjustment reflects the fair value of the acquired core deposit intangible. The core deposit intangible is calculated as the present value of the difference between a market participant’s cost of obtaining alternative funds and the cost to maintain the acquired deposit base. Deposit accounts that are evaluated as part of the core deposit intangible include demand deposit accounts, money market and savings accounts.

(f)	Adjustment reflects the fair value premium on time deposits, which was calculated by discounting future contractual payments at a current market interest rate.

(g)	Adjustment reflects the fair value premium on short-term FHLB advances, which was calculated by discounting future contractual payments at current market interest rates. This fair value premium is also consistent with the prepayment penalty the FHLB would charge to terminate the advances.

(h)	Adjustment primarily reflects the fair value discount on junior subordinated debt to unconsolidated trusts (“trust preferred securities”). This discount was calculated by discounting future contractual payments at current market interest rates to issue similar securities, which was estimated at 8%.

(i)	Adjustments reflect the elimination of Yadkin’s historical accumulated deficit and accumulated other comprehensive income, an increase in common stock to reflect the par value of pro forma outstanding common shares following the Merger, and an increase in additional paid-in-capital to reflect the adjusted common equity in the combined entity based the purchase price in the Merger.

(j)	Adjustment reflects the fair value discount on outstanding common stock warrants. Estimated fair value for these warrants was calculated using a Black-Scholes stock option pricing model, which considered Yadkin’s recent stock price volatility and current U.S. Treasury bond yields and assumed a 0% dividend rate.

(k)	Adjustment represents net cash received in the VantageSouth capital raise and VantageSouth preferred stock repurchase. This adjustment was calculated based on an increase of $46.9 million of proceeds from the capital raise, a decrease of $2.4 million for direct issuance costs related to the capital raise, and a decrease of $42.8 million from the preferred stock repurchase.

(l)	The carrying value of VantageSouth’s preferred stock was eliminated and the remaining difference of $64 thousand between the liquidation value of the preferred stock and the carrying value of the preferred stock was reflected as accelerated accretion on the preferred stock discount in retained earnings.

(m)	The common stock adjustment reflects the par value of additional shares of common stock issued in the VantageSouth capital raise. The remainder of the proceeds of the capital raise, less issuance costs, was reflected in additional paid-in capital.

(n)	Interest income on loans was adjusted to reflect the difference between the contractual interest earned on loans and estimated income accretion over the remaining life of the acquired loans based on current market yields for similar loans. Income accretion was estimated on a level yield basis.

(o)	Interest expense on deposits was adjusted to reflect the amortization of the estimated time deposit fair value premium over the remaining life of the deposits.

(p)	Interest expense on borrowings and debt was adjusted to reflect the amortization of the estimated fair value premium on FHLB advances over the remaining life of the advances and the accretion of the estimated fair value discount on trust preferred securities over the remaining life of the junior subordinated debt.

(q)	Adjustment reflects the elimination of the acquisition gain recognized in connection with the ECB merger. This gain was a nonrecurring item directly related to the merger and represents the excess of the fair value of acquired net assets over the ECB purchase price and fair value of other equity interests (i.e., preferred stock and common stock warrants).

(r)	Adjustment reflects the elimination of nonrecurring expenses that were necessary to complete the ECB merger (e.g., legal, accounting, and investment banking fees).

(s)	Adjustment reflects amortization of the core deposit intangible over an estimated ten-year life.

(t)	Adjustment reflects the tax impact of pro forma acquisition accounting adjustments on the pro forma condensed combined statement of operations.

(u)	Adjustment reflects the elimination of VantageSouth and ECB preferred stock dividends paid in 2013.

(v)	ECB weighted average basic and diluted shares outstanding for the period from January 1 to March 31, 2013 totaled 2,849,841. Adjustment reflects the conversion of ECB weighted average shares outstanding at the 3.55 ECB merger exchange ratio, adjusted for the 90 days these shares were outstanding.

(w)	Adjustment reflects common shares issued in the VantageSouth capital raise.

(x)	Adjustment reflects the conversion of VantageSouth pro forma weighted average shares outstanding at the 0.3125 VantageSouth Merger exchange ratio.

3.	Purchase Price Determination

The guidance in FASB ASC 805-40-30-2 explains that the purchase price in a reverse merger is determined based on “the number of equity interests the legal [acquiree] would have had to issue to give the owners of the legal [acquirer] the same percentage equity interest in the combined entity that results from the reverse acquisition.”

The first step in estimating the purchase price in the VantageSouth Merger is to determine the pro forma ownership of the combined institution following the Merger. The table below summarizes, for each current shareholder group, the pro forma ownership of Yadkin common stock following the Mergers as well as the pro forma market capitalization of the combined institution using Yadkin’s closing stock price on April 22, 2014, the latest practicable trading date.

	Yadkin Financial Corporation Ownership and Market Value Table (Pro Forma)
(Dollars in thousands)	Number of Yadkin Outstanding Shares	Percentage Ownership	Market Value at $19.49 Yadkin Share Price
Current Piedmont stockholders	9,219,406	29.1%	$179,686
Current VantageSouth stockholders (excluding Piedmont)	7,185,136	22.7%	140,038
Shares to be issued and held in Rabbi Trust	856,447	2.7%	16,692

Total current Piedmont & VantageSouth stockholders	17,260,989	54.5%	336,417
Current Yadkin shareholders	14,383,986	45.5%	280,344

Total	31,644,975	100.0%	$616,761

Next, the number of shares VantageSouth would have to issue to give Yadkin owners the same percentage ownership in the combined institution is calculated in the table below.

	Hypothetical VantageSouth Ownership
	Number of VantageSouth Outstanding Shares	Percentage Ownership
Current Piedmont shares outstanding	29,502,099	29.1%
Current VantageSouth stockholders (excluding Piedmont)	22,992,434	22.7%
Shares to be issued and held in Rabbi Trust	2,740,630	2.7%

Total current Piedmont & VantageSouth stockholders	55,235,163	54.5%
Current Yadkin shareholders	46,028,755	45.5%

Total	101,263,918	100.0%

Finally, the purchase price is calculated based on the number of hypothetical VantageSouth shares issued to Yadkin shareholders multiplied by the share price as demonstrated in the table below. Because Piedmont is the accounting acquirer in the Mergers and is a private company, the market price per share was derived from Yadkin’s closing stock price on April 22, 2014. The equivalent VantageSouth market price per share was calculated based on the 0.3125 exchange ratio in the VantageSouth Merger.

(Dollars in thousands, except per share data)	Calculation of Yadkin Purchase Price
Equivalent VantageSouth market price per share	$6.09
Number of VantageSouth shares issued to Yadkin shareholders	46,028,755

Purchase price	$280,344

4.	Purchase Price Allocation

Below is a summary of the purchase price allocation used to develop the pro forma condensed combined balance sheet.

	Yadkin Financial Corporation (As Reported)	Adjustments to Reflect Yadkin / VantageSouth Merger	Yadkin Financial Corporation (As Adjusted for Acquisition Accounting)
Fair value of assets acquired:
Cash and cash equivalents	$40,995	$—	$40,995
Investment securities available for sale	288,922	—	288,922
Loans held for sale	18,913	—	18,913
Loans	1,340,683	(29,025)	1,311,658
Federal Home Loan Bank stock	3,473	—	3,473
Premises and equipment	40,698	—	40,698
Bank owned life insurance	27,032	—	27,032
Foreclosed assets	3,267	(600)	2,667
Deferred tax asset, net	23,425	3,753	27,178
Goodwill	—	131,677	131,677
Other intangibles	1,974	9,819	11,793
Accrued interest receivable and other assets	16,645	—	16,645

Total assets acquired	1,806,027	115,624	1,921,651
Fair value of liabilities acquired:
Deposits	1,518,423	3,830	1,522,253
Borrowings and debt	91,495	(13,888)	77,607
Accrued interest payable and other liabilities	11,639	—	11,639

Total liabilities acquired	1,621,557	(10,058)	1,611,499

Net assets acquired	184,470	125,682	310,152

Other equity interests at fair value:
Preferred stock	28,405	—	28,405
Common stock warrant	1,850	(447)	1,403

Total other equity interests	30,255	(447)	29,808

Purchase price	`		$280,344

YADKIN FINANCIAL CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2013

REFLECTING THE PIEDMONT MERGER

(Dollars in thousands)	Piedmont Community Bank Holdings, Inc. (As Reported by Accounting Acquirer)	Yadkin Financial Corporation (As Reported by Accounting Acquiree)	Adjustments to Reflect Yadkin / Piedmont Merger			Adjustments to Reflect VantageSouth’s Capital Raise and Preferred Stock Repurchase			Yadkin Financial Corporation (Pro Forma)
Assets
Cash and due from banks	$29,081	$32,226	$—			$1,721	(m	)	$63,028
Interest-earning deposits with banks	71,699	8,759	—			—			80,458
Federal funds sold	—	10	—			—			10
Investment securities available for sale	404,388	288,922	—			—			693,310
Investment securities held to maturity	500	—	—			—			500
Loans held for sale	8,663	18,913	—			—			27,576
Loans, net of allowance for loan losses	1,385,790	1,340,683	(29,025)	(a	)	—			2,697,448
Federal Home Loan Bank stock	8,929	3,473	—			—			12,402
Premises and equipment, net	44,875	40,698	—			—			85,573
Bank-owned life insurance	33,148	27,032	—			—			60,180
Foreclosed assets	10,823	3,267	(600)	(b	)	—			13,490
Deferred tax asset, net	54,622	23,425	3,753	(c	)	—			81,800
Goodwill	26,254	—	131,677	(d	)	—			157,931
Other intangible assets, net	5,883	1,974	9,819	(e	)	—			17,676
Accrued interest receivable and other assets	38,449	16,645	—			—			55,094

Total assets	$2,123,104	$1,806,027	$115,624			$1,721			$4,046,476

Liabilities and Shareholders’ Equity
Deposits:
Non-Interest bearing	$220,659	$267,596	—			$—			$488,255
Interest bearing	1,451,572	1,250,827	3,830	(f	)	—			2,706,229

Total deposits	1,672,231	1,518,423	3,830			—			3,194,484
Short-term borrowings	126,500	43,260	172	(g	)	—			169,932
Long-term debt	72,921	48,235	(14,060)	(h	)	—			107,096
Accrued interest payable and other liabilities	13,002	11,639	—			—			24,641

Total liabilities	1,884,654	1,621,557	(10,058)			—			3,496,153

Shareholders’ equity
Preferred stock	—	28,405	42,785	(i	)	(42,785)	(n	)	28,405
Common stock	15	14,384	14,372	(j	)	2,874	(o	)	31,645
Common stock warrants	—	1,850	1,010	(k	)	—			2,860
Additional paid-in capital	154,168	187,118	119,052	(j	)	41,696	(o	)	502,034
Accumulated deficit	(10,384)	(47,292)	47,292	(j	)	(64)	(n	)	(10,448)
Accumulated other comprehensive loss	(2,725)	5	(1,453)	(j	)	—			(4,173)

Total shareholders’ equity before non-controlling interests	141,074	184,470	223,058			1,721			550,323

Non-controlling interests	97,376	—	(97,376)	(l	)	—			—

Total shareholders’ equity	238,450	184,470	125,682			1,721			550,323

Total liabilities and shareholders’ equity	$2,123,104	$1,806,027	$115,624			$1,721			$4,046,476

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Piedmont Merger)” below for additional information.

YADKIN FINANCIAL CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

REFLECTING THE PIEDMONT MERGER

(Dollars in thousands)	Piedmont Community Bank Holdings, Inc. (As Reported by Accounting Acquirer)	ECB Bancorp, Inc. (As Reported for Period from January 1 to March 31, 2013)	Adjustments to Reflect ECB Bancorp, Inc. Merger		Adjustments to Reflect VantageSouth’s Capital Raise and Preferred Stock Repurchase		Piedmont Community Bank Holdings, Inc. (Pro Forma for ECB Merger, Capital Raise and Preferred Stock Repurchase)	Yadkin Financial Corporation (As Reported by Accounting Acquiree)	Adjustments to Reflect Yadkin / Piedmont Merger		Yadkin Financial Corporation (Pro Forma)
Interest income
Loans	$71,975	$6,448	$1,051	(p)	$—		$79,474	$67,604	$7,133	(p)	$154,211
Investment securities	7,026	1,399	—		—		8,425	6,623	—		15,048
Federal funds sold and interest-earning deposits	89	16	—		—		105	72	—		177

Total interest income	79,090	7,863	1,051		—		88,004	74,299	7,133		169,436

Interest expense
Deposits	6,203	1,150	(357	)(q)	—		6,996	8,548	(2,553	)(q)	12,991
Borrowings and debt	2,450	154	(50	)(r)	—		2,554	1,693	531	(r)	4,778

Total interest expense	8,653	1,304	(407)		—		9,550	10,241	(2,022)		17,769

Net interest income	70,437	6,559	1,458		—		78,454	64,058	9,155		151,667
Provision for (recovery of) loan losses	5,469	1,258	—		—		6,727	(2,685)	—		4,042

Net interest income after provision for loan losses	64,968	5,301	1,458		—		71,727	66,743	9,155		147,625

Non-interest income
Service charges and fees	4,959	900	—		—		5,859	9,839	—		15,698
Mortgage banking	2,265	236	—		—		2,501	8,709	—		11,210
Government guaranteed lending	5,586	—	—		—		5,586	—	—		5,586
Bank-owned life insurance	1,226	93	—		—		1,319	599	—		1,918
Gain (loss) on sales of available for sale securities	1,215	305	—		—		1,520	(2,355)	—		(835)
Other-than-temporary impairment of equity securities	—	—	—		—		—	(39)	—		(39)
Gain on sale of loans	—	—	—		—		—	575	—		575
Gain on sale of branch	—	—	—		—		—	310	—		310
Gain on acquisition	7,773	—	(7,773	)(s)	—		—	—	—		—
Other	2,156	328	—		—		2,484	766	—		3,250

Total non-interest income	25,180	1,862	(7,773)		—		19,269	18,404	—		37,673

Non-interest expense
Salaries and employee benefits	37,255	3,676	—		—		40,931	30,976	—		71,907
Occupancy and equipment	9,133	1,064	—		—		10,197	7,816	—		18,013
Merger and conversion costs	14,650	2,314	(1,148	)(t)	—		15,816	—	—		15,816
Other	20,832	2,501	122	(u)	—		23,455	17,128	1,179	(u)	41,762

Total non-interest expense	81,870	9,555	(1,026)		—		90,399	55,920	1,179		147,498

Net income before income taxes	8,278	(2,392)	(5,289)		—		597	29,227	7,976		37,800
Income tax expense	2,014	(823)	515	(v)	—		1,706	10,401	3,075	(t)	15,182

Net income	6,264	(1,569)	(5,804)		—		(1,109)	18,826	4,901		22,618
Dividends and accretion on preferred stock	—	265	—		(265	)(w)	—	1,877	—		1,877

Net income available to common shareholders	6,264	(1,834)	(5,804)		265		(1,109)	16,949	4,901		20,741
Net income attributable to non-controlling interests	3,718	—	(4,290	)(x)	110	(x)	(462)	—	462	(y)	—

Net income available to controlling interests	$2,546	$(1,834)	$(1,514)		$155		$(647)	$16,949	$4,439		$20,741

Net income per common share
Basic	$1.74						$(0.44)	$1.19			$0.66

Diluted	$1.74						$(0.44)	$1.19			$0.66

Weighted average common shares
Basic	1,466,664						1,466,664	14,203,099	17,239,112	(z)	31,442,211

Diluted	1,466,664						1,466,664	14,224,720	17,290,175	(z)	31,514,895

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Piedmont Merger)” below for additional information.

YADKIN FINANCIAL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(PIEDMONT MERGER)

1.	Basis of Presentation

The unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations. However, management believes that the disclosures are adequate to make the information presented not misleading.

2.	Pro Forma Adjustments

Below is a summary of the adjustments made to develop these unaudited condensed pro forma combined financial statements.

(a)	Adjustment reflects the elimination of Yadkin’s historical allowance for loan losses of $18.1 million and the recording of a fair value discount of $47.1 million on the loan portfolio. The fair value discount was calculated by forecasting cash flows over the expected remaining life of each loan and discounting those cash flows to present value using current market rates for similar loans. Forecasted cash flows include an estimate of lifetime credit losses on the loan portfolio and reflect the difference between contractual interest rates and current market rates for similar loans.

(b)	Adjustment reflects the write-down of certain foreclosed assets based on current estimates of property values given current market conditions and additional discounts based on the combined Yadkin’s disposition strategy.

(c)	Adjustment reflects the tax impact of pro forma acquisition accounting fair value adjustments.

(d)	Goodwill represents the excess of the purchase price over the fair value of acquired net assets. The purchase price will not be finalized until the Mergers are completed and will be based on the share price of Yadkin stock on that date. See “Purchase Price Allocation” below for more information regarding the allocation of the estimated Yadkin purchase price.

(e)	Adjustment reflects the fair value of the acquired core deposit intangible. The core deposit intangible is calculated as the present value of the difference between a market participant’s cost of obtaining alternative funds and the cost to maintain the acquired deposit base. Deposit accounts that are evaluated as part of the core deposit intangible include demand deposit accounts, money market and savings accounts.

(f)	Adjustment reflects the fair value premium on time deposits, which was calculated by discounting future contractual payments at a current market interest rate.

(g)	Adjustment reflects the fair value premium on short-term FHLB advances, which was calculated by discounting future contractual payments at current market interest rates. This fair value premium is also consistent with the prepayment penalty the FHLB would charge to terminate the advances.

(h)	Adjustment primarily reflects the fair value discount on junior subordinated debt to unconsolidated trusts (“trust preferred securities”). This discount was calculated by discounting future contractual payments at current market interest rates to issue similar securities, which was estimated at 8%.

(i)	Adjustment reflects transfer of preferred stock out of non-controlling interests. The merger of Piedmont into Yadkin eliminates non-controlling interests from the ownership structure of the combined entity.

(j)	Adjustments reflect the elimination of Yadkin’s historical accumulated deficit and accumulated other comprehensive income, an increase in common stock to reflect the par value of pro forma outstanding common shares following the Piedmont Merger, and an increase in additional paid-in-capital to reflect the adjusted common equity in the combined entity based the purchase price in the Piedmont Merger. Additionally, amounts have been transferred out of non-controlling interests to reflect the combined entity’s basis in Piedmont’s accumulated deficit and accumulated other comprehensive income.

(k)	Adjustment reflects the fair value discount on outstanding common stock warrants. Estimated fair value for these warrants was calculated using a Black-Scholes stock option pricing model, which considered Yadkin’s recent stock price volatility and current U.S. Treasury bond yields and assumed a 0% dividend rate.

(l)	Non-controlling interests have been eliminated from the ownership structure with the Piedmont merger into Yadkin.

(m)	Adjustment represents net cash received in the VantageSouth capital raise and VantageSouth preferred stock repurchase. This adjustment was calculated based on an increase of $46.9 million of proceeds from the capital raise, a decrease of $2.4 million for direct issuance costs related to the capital raise, and a decrease of $42.8 million from the preferred stock repurchase.

(n)	The carrying value of VantageSouth’s preferred stock was eliminated and the remaining difference of $64 thousand between the liquidation value of the preferred stock and the carrying value of the preferred stock was reflected as accelerated accretion on the preferred stock discount in retained earnings.

(o)	The common stock adjustment reflects the par value of additional shares of common stock issued in the VantageSouth capital raise. The remainder of the proceeds of the capital raise, less issuance costs, was reflected in additional paid-in capital.

(p)	Interest income on loans was adjusted to reflect the difference between the contractual interest earned on loans and estimated income accretion over the remaining life of the acquired loans based on current market yields for similar loans. Income accretion was estimated on a level yield basis.

(q)	Interest expense on deposits was adjusted to reflect the amortization of the estimated time deposit fair value premium over the remaining life of the deposits.

(r)	Interest expense on borrowings and debt was adjusted to reflect the amortization of the estimated fair value premium on FHLB advances over the remaining life of the advances and the accretion of the estimated fair value discount on trust preferred securities over the remaining life of the junior subordinated debt.

(s)	Adjustment reflects the elimination of the acquisition gain recognized in connection with the ECB merger. This gain was a nonrecurring item directly related to the merger and represents the excess of the fair value of acquired net assets over the ECB purchase price and fair value of other equity interests (i.e., preferred stock and common stock warrants).

(t)	Adjustment reflects the elimination of nonrecurring expenses that were necessary to complete the ECB merger (e.g., legal, accounting, and investment banking fees).

(u)	Adjustment reflects amortization of the core deposit intangible over an estimated ten-year life.

(v)	Adjustment reflects the tax impact of pro forma acquisition accounting adjustments on the pro forma condensed combined statement of operations.

(w)	Adjustment reflects the elimination of ECB preferred stock dividends paid.

(x)	Adjustments reflect the change in net income attributable to non-controlling interests due to the ECB merger and VantageSouth capital raise and preferred stock repurchase, which are assumed to have occurred on January 1, 2013.

(y)	Adjustment reflects the elimination of non-controlling interests in the Piedmont Merger.

(z)	Adjustment reflects the conversion of pro forma weighted average shares of Piedmont and weighted average non-controlling shares of VantageSouth at the applicable Merger exchange ratios. This adjustment is the same number as is reflected in the VantageSouth Merger pro forma results of operations.

3.	Purchase Price Determination

The guidance in FASB ASC 805-40-30-2 explains that the purchase price in a reverse merger is determined based on “the number of equity interests the legal [acquiree] would have had to issue to give the owners of the legal [acquirer] the same percentage equity interest in the combined entity that results from the reverse acquisition.” The first step in estimating the purchase price in the Piedmont Merger is to determine the pro forma ownership of the combined institution following the Merger. The table below summarizes, for each current shareholder group, the pro forma ownership of Yadkin common stock following the Mergers as well as the pro forma market capitalization of the combined institution using Yadkin’s closing stock price on April 22, 2014, the latest practicable trading date.

	Yadkin Financial Corporation Ownership and Market Value Table (Pro Forma)
	Number of Yadkin Outstanding Shares	Percentage Ownership	Market Value at $19.49 Yadkin Share Price
Current Piedmont stockholders	9,219,406	29.1%	$179,686
Current VantageSouth stockholders (excluding Piedmont)	7,185,136	22.7%	140,038
Shares to be issued and held in Rabbi Trust	856,447	2.7%	16,692

Total current Piedmont & VantageSouth stockholders	17,260,989	54.5%	336,417
Current Yadkin shareholders	14,383,986	45.5%	280,344

Total	31,644,975	100.0%	$616,761

Next, the number of shares Piedmont would have to issue to give Yadkin and other owners the same percentage ownership in the combined institution is calculated in the table below.

	Hypothetical Piedmont Ownership
	Number of Piedmont Outstanding Shares	Percentage Ownership
Current Piedmont shares outstanding	1,466,664	29.1%
Current VantageSouth stockholders (excluding Piedmont)	1,143,043	22.7%
Shares to be issued and held in Rabbi Trust	136,247	2.7%

Total current Piedmont & VantageSouth stockholders	2,745,955	54.5%
Current Yadkin shareholders	2,288,268	45.5%

Total	5,034,223	100.0%

Finally, the purchase price is calculated based on the number of hypothetical Piedmont shares issued to Yadkin shareholders multiplied by the share price as demonstrated in the table below. Because Piedmont is the accounting acquirer in the Mergers and is a private company, the market price per share was derived from Yadkin’s closing stock price on April 22, 2014. The equivalent Piedmont market price per share was calculated based on the 6.28597 exchange ratio in the Piedmont Merger.

(Dollars in thousands, except per share data)	Calculation of Yadkin Purchase Price
Equivalent Piedmont market price per share	$122.51
Number of Piedmont shares issued to Yadkin shareholders	2,288,268

Purchase price	$280,344

4.	Purchase Price Allocation

Below is a summary of the purchase price allocation used to develop the pro forma condensed combined balance sheet.

	Yadkin Financial Corporation (As Reported)	Adjustments to Reflect Yadkin / VantageSouth Merger	Yadkin Financial Corporation (As Adjusted for Acquisition Accounting)
Fair value of assets acquired:
Cash and cash equivalents	$40,995	$—	$40,995
Investment securities available for sale	288,922	—	288,922
Loans held for sale	18,913	—	18,913
Loans	1,340,683	(29,025)	1,311,658
Federal Home Loan Bank stock	3,473	—	3,473
Premises and equipment	40,698	—	40,698
Bank owned life insurance	27,032	—	27,032
Foreclosed assets	3,267	(600)	2,667
Deferred tax asset, net	23,425	3,753	27,178
Goodwill	—	131,677	131,677
Other intangibles	1,974	9,819	11,793
Accrued interest receivable and other assets	16,645	—	16,645

Total assets acquired	1,806,027	115,624	1,921,651
Fair value of liabilities acquired:
Deposits	1,518,423	3,830	1,522,253
Borrowings and debt	91,495	(13,888)	77,607
Accrued interest payable and other liabilities	11,639	—	11,639

Total liabilities acquired	1,621,557	(10,058)	1,611,499

Net assets acquired	184,470	125,682	310,152

Other equity interests at fair value:
Preferred stock	28,405	—	28,405
Common stock warrant	1,850	(447)	1,403

Total other equity interests	30,255	(447)	29,808

Purchase price	`		$280,344

COMPARATIVE PER SHARE DATA

Presented below for Yadkin, VantageSouth, and Piedmont is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2013. The information presented below should be read together with the historical consolidated financial statements of Yadkin and VantageSouth, including the related notes, filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The unaudited pro forma and pro forma equivalent per share information gives effect to the Mergers as if the Mergers had been effective on December 31, 2013, in the case of the book value data, and as if the Mergers had been effective as of January 1, 2013, in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of VantageSouth and Piedmont into Yadkin’s consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2013.

In addition, the unaudited pro forma data includes adjustments, which are preliminary and may be revised. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the Mergers or consider any potential impacts of current market conditions or the Mergers on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

	Historical							Yadkin Pro Forma Combined			Per Equivalent VantageSouth Share(1)			Per Equivalent Piedmont Share(2)
	Yadkin			VantageSouth			Piedmont
Basic Income from Continuing Operations
For the year ended December 31, 2013		$1.19			$0.11		$1.74		$0.66			$0.21			$4.15
Diluted Income from Continuing Operations
For the year ended December 31, 2013		$1.19			$0.11		$1.74		$0.66			$0.21			$4.15
Cash Dividends
For the year ended December 31, 2013		$—			$—		$—		$—			$—			$—
Book Value per common share
For the year ended December 31, 2013		$10.85			$4.12		$96.19		$16.49			$5.15			$103.66
Market Value
As of January 24, 2014(3)		$17.31			$5.14		N/A		$17.31			$5.41			$108.81
As of [—](4)	$	[—	]	$	[—	]	N/A	$	[—	]	$	[—	]	$	[—	]

(1)	Reflects VantageSouth shares at the exchange ratio of 0.3125.
(2)	Reflects Piedmont shares at the exchange ratio of 6.28597.
(3)	Business date immediately prior to the public announcement of the Mergers.
(4)	A recent date before the date of this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin’s, VantageSouth’s and Piedmont’s shareholders expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin, VantageSouth, and Piedmont, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors previously disclosed in Yadkin’s and VantageSouth’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the Mergers, including approval by Yadkin, VantageSouth, and Piedmont shareholders, on the expected terms and schedule; delay in closing the Mergers; difficulties and delays in integrating the Yadkin, VantageSouth, and Piedmont businesses; business disruption following the proposed transactions; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with Mergers, acquisitions and divestitures; economic conditions; changes in Yadkin’s stock price before closing; the reaction to the transactions of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, legislative and regulatory actions and other actions of various regulatory bodies, including without limitation the Federal Reserve, the FDIC, and the NCCOB.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Yadkin, VantageSouth, and Piedmont claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. Yadkin, VantageSouth, and Piedmont do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the Mergers or other matters addressed in this joint proxy statement/prospectus and attributable to Yadkin, VantageSouth, Piedmont or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

THE YADKIN ANNUAL MEETING

This section contains information for Yadkin shareholders about the annual meeting that Yadkin has called to allow its shareholders to consider and vote on the Merger Agreement and other proposals set forth herein. Yadkin is mailing this joint proxy statement/prospectus to you, as a Yadkin shareholder, on or about [—], 2014. Together with this joint proxy statement/prospectus, Yadkin is also sending to you a notice of the annual meeting of Yadkin shareholders and a form of proxy card that Yadkin’s board of directors is soliciting for use at the annual meeting and at any adjournments or postponements of the annual meeting.

Date, Time, and Place of Meeting

The Yadkin Annual Meeting will be held on June 19, 2014 at The Liberty Reception Hall, 222 E. Main Street, Elkin, NC 28621, at 10:00 a.m. local time.

Matters to Be Considered

At the annual meeting of shareholders, you will be asked to consider and vote upon the following matters:

•	a proposal to approve the Merger Agreement;

•	a proposal to amend the Articles of Incorporation of Yadkin to increase the number of authorized shares of common stock to 75,000,000 shares;

•	a proposal to elect nine directors, each for a term expiring at the 2015 annual meeting of Yadkin shareholders;

•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP, as Yadkin’s independent registered public accounting firm for the fiscal year ending December 31, 2014;

•	a proposal to adjourn the Yadkin Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Yadkin Merger Proposal and/or the Yadkin Articles of Amendment Proposal;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of Yadkin;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Yadkin may receive in connection with the Mergers pursuant to existing agreements or arrangements with Yadkin; and

•	any other business properly presented at the Yadkin Annual Meeting, or any adjournments or postponements thereof.

Recommendation of Yadkin’s Board of Directors

Yadkin’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Yadkin and its shareholders, has unanimously approved the Merger Agreement and unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Merger Proposal. In addition, the Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Articles of Amendment proposal, “FOR” the Yadkin Directors Proposal, “FOR” the Yadkin Accountant Proposal, “FOR” the Yadkin Adjournment Proposal, “FOR” the Yadkin Compensation Proposal, and “FOR” the Yadkin Merger-Related Compensation Proposal.

Record Date and Quorum

Yadkin’s board of directors has fixed the close of business on May 6, 2014 as the record date for determining the holders of Yadkin common stock entitled to receive notice of and vote at the Yadkin Annual Meeting.

As of the record date, there were 13,725,676 shares of Yadkin voting common stock outstanding and entitled to vote at the Yadkin Annual Meeting held by approximately 5,673 holders of record. Each share of Yadkin voting common stock entitles the holder to one vote at the Yadkin Annual Meeting on each proposal to be considered thereat. Also as of the record date, there were 654,997 shares of Yadkin non-voting common stock outstanding, held by approximately 6 holders of record, and entitled to vote on the Yadkin Articles of Amendment Proposal at the Yadkin Annual Meeting.

The presence at the Yadkin Annual Meeting, in person or by proxy, of holders of a majority of the outstanding shares of Yadkin common stock entitled to vote at the Yadkin Annual Meeting will constitute a quorum for the transaction of business. All shares of Yadkin common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Yadkin Annual Meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the Yadkin Merger Proposal and the Yadkin Articles of Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Yadkin common stock entitled to vote. For purposes of the Yadkin Articles of Amendment Proposal, holders of Yadkin non-voting common stock are entitled to vote, along with holders of Yadkin voting common stock, as a single voting group. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the Yadkin Merger Proposal or the Yadkin Articles of Amendment proposal, it will have the same effect as a vote “AGAINST” the proposals.

The Yadkin Accountant proposal, Yadkin Adjournment Proposal, Yadkin Compensation Proposal and Yadkin Merger-Related Compensation Proposal will be approved if the number of shares of Yadkin voting common stock, represented in person or by proxy at the Yadkin Annual Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal.

A plurality of votes cast at the Yadkin Annual Meeting is required for the election of directors.

Shares Held by Officers and Directors and Support Agreements

As an inducement to and a condition of VantageSouth’s willingness to enter into the Merger Agreement, each of the directors of Yadkin entered into a support agreement with VantageSouth. Pursuant to the support agreements, each of the directors of Yadkin agreed, among other things, to vote (or cause to be voted) all shares owned beneficially by each of them, (i) in favor of the Merger Agreement and (ii) against any alternative transaction. A copy of the form of this support agreement is attached as Exhibit B to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference. As of the record date, there were 13,725,676 shares of Yadkin voting common stock and 654,997 shares of Yadkin non-voting common stock entitled to vote at the annual meeting. As of the record date, the directors and executive officers of Yadkin and their affiliates beneficially owned and were entitled to vote approximately [—] shares of Yadkin voting common stock representing approximately [—]% of the shares of Yadkin voting common stock outstanding on that date, and held options to purchase [—] shares of Yadkin voting common stock and [—] shares underlying restricted stock awards. As of the record date, VantageSouth and its subsidiaries and affiliates did not hold shares of Yadkin voting common stock (other than shares held as a fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold shares of Yadkin voting common stock.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of Yadkin common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Yadkin Annual Meeting.

If you hold stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that Yadkin receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Yadkin Merger Proposal, “FOR” the Yadkin Articles of Amendment Proposal, “FOR” the Yadkin Directors Proposal, “FOR” the Yadkin Accountant Proposal, “FOR” the Yadkin Adjournment Proposal, “FOR” the Yadkin Compensation Proposal, and “FOR” the Yadkin Merger-Related Compensation Proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Yadkin Annual Meeting or at any adjournment or postponement of the Yadkin Annual Meeting. However, if other business properly comes before the Yadkin Annual Meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers and other nominees who hold shares of Yadkin common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Yadkin Annual Meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Yadkin common stock in “street name,” your broker, bank or other nominee will vote your shares of Yadkin common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Revocability of Proxies and Changes to a Yadkin Shareholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Yadkin’s corporate secretary or (3) attending the Yadkin Annual Meeting in person, notifying the corporate secretary and voting by ballot at the annual meeting.

Any shareholder entitled to vote in person at the annual meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Yadkin’s corporate secretary) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Yadkin Financial Corporation

209 North Bridge Street

Elkin, North Carolina 28621

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

Yadkin is soliciting your proxy in conjunction with the Mergers. Yadkin will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Yadkin will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Yadkin common stock and secure their voting instructions. Yadkin will reimburse the record holders for their reasonable expenses incurred in taking those actions. If necessary, Yadkin may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Yadkin shareholders, either personally or by telephone, facsimile, letter or electronic means. Yadkin has also engaged Regan & Associates, Inc., a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $15,000 plus per item and certain out-of-pocket expenses.

Attending the Meeting

All holders of Yadkin common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the annual meeting. Shareholders of record can vote in person at the annual meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meeting. If you plan to attend the annual meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Yadkin reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Yadkin’s express written consent.

Assistance

If you have any questions concerning the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Yadkin common stock, please contact Yadkin’s proxy solicitor, at the following telephone number: (212) 587-3005, or please contact Patricia H. Wooten, Corporate Secretary:

209 North Bridge Street

Elkin, North Carolina 28621

(704) 768-1125

YADKIN PROPOSALS

PROPOSAL NO. 1—YADKIN MERGER PROPOSAL

Yadkin is asking its shareholders to approve the Merger Agreement and the transactions contemplated thereby (including the issuance of Yadkin voting common stock in the Mergers pursuant to the Merger Agreement). Holders of Yadkin common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, Yadkin’s board of directors unanimously approved the Merger Agreement and declared the transactions contemplated thereby, including the Mergers, to be advisable and in the best interests of Yadkin and its shareholders. See “The Mergers—Yadkin’s Reasons for the Mergers; Recommendation of Yadkin’s Board of Directors” on page [—] for a more detailed discussion of the Yadkin board of directors’ recommendation.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Merger Proposal.

PROPOSAL NO. 2—YADKIN ARTICLES OF AMENDMENT PROPOSAL

Yadkin is asking its shareholders to approve the Yadkin Articles of Amendment proposal. Approval of the Yadkin Articles of Amendment proposal would increase the number of shares of authorized Yadkin common stock to 75,000,000, thereby allowing Yadkin to have a sufficient number of authorized shares to consummate the Mergers and the transactions contemplated by the Merger Agreement. Yadkin currently has 33,333,333 shares of common stock authorized, with 31,666,667 shares designated as voting common stock and 1,666,666 shares designated as non-voting common stock. A copy of the Yadkin Articles of Amendment proposal is attached to this joint proxy statement/prospectus as Annex D.

The Yadkin board of directors has unanimously approved, subject to shareholder approval, an amendment to Yadkin’s Articles of Incorporation to increase the number of authorized shares of Yadkin common stock from 33,333,333 shares to 75,000,000 shares. If shareholder approval is received for the Yadkin Articles of Amendment Proposal and the Yadkin Merger Proposal, Yadkin will issue 17,268,805 shares of voting common stock in connection with the Mergers and the transactions contemplated by the Merger Agreement. The following table summarizes the shares of Yadkin voting common stock outstanding and reserved for general issuance upon the exercise of all outstanding warrants and options, the issuance of shares under Yadkin’s deferred compensation plan, and the conversion of shares of non-voting common stock to shares of voting common stock. In addition, the table shows an aggregate of 17,729,122 shares reserved for issuance in connection with the Mergers upon the approval of the Yadkin Articles of Amendment Proposal and the Yadkin Merger Proposal.

Voting Common Stock—Shares	March 21, 2014	If Yadkin Articles of Amendment Proposal Approved
Outstanding	13,725,676	31,454,798	(2)
Generally Reserved for Issuance	1,113,291	1,113,291
Reserved for the Mergers	17,729,122 (1)	—
Potential Outstanding	32,568,089	32,568,089
Available for Future Issuance	(901,422)	40,765,244
Total Authorized	31,666,667	73,333,333
Shares Available for Issuance as a Percentage of Total Authorized	(2.8)%	55.6%

(1)	Includes (i) shares to be issued as merger consideration to holders of VantageSouth and Piedmont common stock, (ii) shares underlying VantageSouth stock options, (iii) shares underlying a warrant to purchase VantageSouth common stock currently held by the U.S. Treasury that may be assumed by Yadkin, and (iv) shares to be issued to and held by a rabbi trust to cover obligations potentially payable under the Piedmont Phantom Equity Plan and as contingent merger consideration.
(2)	Assumes the exercise of the VantageSouth stock options and the warrant held by the U.S. Treasury.

Purpose of Increasing Authorized Shares of Yadkin Voting Common Stock

An amendment to the Yadkin Articles of Incorporation to increase the authorized shares of Yadkin voting common stock from 33,333,333 to 75,000,000 will provide Yadkin with a number of shares sufficient to complete the Mergers, which require, among other terms, the issuance of Yadkin voting common stock to holders of VantageSouth and Piedmont common stock as merger consideration. The additional shares of Yadkin voting common stock would also enable Yadkin to act quickly to take advantage of future business opportunities, which could include the issuance of additional voting common stock.

Effect of Proposal

The increase in authorized shares of common stock under the Yadkin Articles of Amendment Proposal will not only facilitate the Mergers, but will also ensure that a number of shares (the number of shares in the second column of the “Available for Future Issuance” line in the table above) will be available, if needed, for issuance in connection with possible future transactions approved by the Yadkin board of directors, including, among others, equity offerings, acquisitions, stock dividends, stock incentive plans and other corporate purposes. The Yadkin board believes that the availability of the additional shares for such purposes without delay will be beneficial to Yadkin by providing it with the flexibility to consider and respond to future business opportunities and needs as they arise. The availability of such additional shares will also enable Yadkin to act promptly when the Yadkin board determines that the issuance of additional shares of common stock is advisable. Any future issuance of additional Yadkin voting common stock could have a dilutive effect on the book value and earnings per share of the outstanding shares and would decrease the relative voting power of current shareholders. Pursuant to the Nasdaq Global Select Market rules, Yadkin cannot issue more than 20% of its outstanding common stock for less than the greater of book value or market value of the stock without obtaining further shareholder approval.

Yadkin continually explores strategic alternatives to strengthen its capital position and enhance long-term shareholder value, but, other than in connection with the Mergers, does not currently have any agreements, arrangements, commitments or understandings with respect to the issuance of any additional shares of Yadkin voting common stock that would be authorized upon approval of the articles amendment proposal and does not currently have any plans within the next twelve months to issue additional shares of Yadkin voting common stock other than pursuant to Yadkin’s current equity incentive plans.

The Yadkin board of directors does not believe that an increase in the number of authorized shares of voting common stock will have a significant impact on any attempt to gain control of Yadkin. It is possible, however, that the availability of authorized but unissued shares of Yadkin voting common stock could discourage third parties from attempting to gain control since the Yadkin board of directors could authorize the issuance of shares of voting common stock in a manner that could dilute the voting power of a person attempting to acquire control of Yadkin, increasing the cost of acquiring such control or otherwise hindering such efforts. The Yadkin board of directors is not aware of any present threat or attempt to gain control of Yadkin and this proposal is not in response to any such action nor is it being presented with the intent that it be utilized as a type of anti-takeover device.

If this proposal is adopted, the Articles of Incorporation would be amended as set forth in Annex D.

If Yadkin’s shareholders do not approve the Yadkin Articles of Amendment Proposal, Yadkin will be unable to consummate the Mergers.

After careful consideration, the Yadkin board of directors, by a unanimous vote of all directors, approved the Yadkin Articles of Amendment proposal.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Articles of Amendment Proposal.

PROPOSAL NO. 3—YADKIN DIRECTORS PROPOSAL

The bylaws of Yadkin provide for no less than five nor more than 25 directors to serve on the board of directors for one-year terms. Directors are to be elected each year at the annual meeting of shareholders. The board of directors has currently established the number of directors at nine. The Yadkin board of directors will submit to the shareholders for their vote at the annual meeting a slate of directors comprised of nine nominees to serve one-year terms expiring at the 2015 annual meeting of shareholders.

Yadkin’s director nominees are:

Nolan G. Brown	James A. Harrell	Alison J. Smith
Harry M. Davis	Larry S. Helms	Harry C. Spell
Thomas J. Hall	Dan W. Hill, III	Joseph H. Towell

The directors will be elected by a plurality of the votes cast at the Yadkin Annual Meeting. This means that the nominees receiving the highest number of votes will be elected. Set forth below is certain information about the nominees, including business experience for the past five years and qualifications and attributes considered by Yadkin’s board of directors which led to the director’s nomination. “Year first elected” refers to the year in which each individual first took office as a director and does not necessarily indicate a continuous term.

If, and upon, the consummation of the Mergers, two of the nine Yadkin directors will immediately tender their resignations as members of the Yadkin board of directors. The seven members remaining on the surviving corporation’s board of directors will, in accordance with the surviving corporation’s bylaws, ratify the increase in the surviving corporation’s board size to 14 directors and the appointment of the seven members of VantageSouth’s board of directors chosen to serve on the surviving corporation’s board of directors.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” these nominees.

Nolan G. Brown, 73, was first elected to Yadkin’s board of directors in 2004. Mr. Brown is the owner and President of the health care company Triad Group, Inc. and its affiliates, which are located in Yadkinville, North Carolina. Additionally, Mr. Brown is a Certified Public Accountant and former audit committee financial expert for Southern Community Financial Corporation, Winston-Salem, North Carolina (NASDAQ: SCMF). His leadership experience, knowledge of financial reporting requirements of public companies and substantial experience with business administration and accounting enhance his ability to contribute as a director.

Harry M. Davis, 66, was first elected to Yadkin’s board of directors in 2004. Dr. Davis is a Professor of Finance at Appalachian State University, Boone, N.C. Dr. Davis has been a consultant to the banking industry on financial statements for over twenty years and is an instructor at the North Carolina School of Banking (where he also serves as dean), the South Carolina School of Banking and the Bank Directors College, where he teaches banking financial principles. His knowledge of the financial principles that matter to community banks enhances his ability to contribute as a director.

Thomas J. Hall, 66, was appointed to the Yadkin board of directors upon the completion of the merger between Yadkin and American Community Bancshares, Inc. on April 17, 2009 and was subsequently elected at the 2009 annual meeting of Yadkin’s shareholders. Mr. Hall has served as President of Hall Group, Inc., a real estate holding company located in Charlotte, North Carolina, since 2000. He has substantial experience with internal operations of large companies having served as an owner, President and Chief Financial Officer of an $800 million dollar company. His leadership experience, financial knowledge, and business experience enhance his ability to contribute as a director.

James A. Harrell, Jr., 67, was first elected to Yadkin’s board of directors in 1999. Dr. Harrell is a self-employed dentist in Elkin, North Carolina, former President of the North Carolina Dental Society, and current delegate of the American Dental Association. He has substantial experience with community banking, having previously served as a local director of United Savings and Loan Corporation for 12 years, BB&T for one year, and 1st Financial Corporation for five years. In addition, Mr. Harrell has been a Surry County Commissioner for twenty years. His industry knowledge gained through his experience as a director of financial institutions and his community service enhances his ability to contribute as a director.

Larry S. Helms, 68, was appointed to the Yadkin board of directors upon the completion of the merger between Yadkin and American Community Bancshares, Inc. on April 17, 2009 and was subsequently elected at the 2009 annual meeting of Yadkin shareholders. Mr. Helms is the owner of Larry S. Helms and Associates, an insurance company located in Monroe, North Carolina, and has served as its Chief Executive since 1999. Mr. Helms has also served as a mayor, a county commissioner, on the N. C. Board of Transportation, and as a past Chairman of a local Chamber of Commerce. Mr. Helms’ work experience and community service provide a valuable perspective to Yadkin’s board of directors.

Dan W. Hill, III, 69, was first elected to Yadkin’s board of directors in 2008. Mr. Hill is the founding member of Hill, Chesson and Woody, which is an association of independently owned insurance brokerage firms. Mr. Hill is also President of HCW University Medical Insurance Plans, Inc. located in Durham, North Carolina. He has substantial experience with both insurance and community banking, having previously served as a board member of Home Savings and Loan for eight years and of Cardinal State Bank for eight years, which enhances his ability to contribute as a director.

Alison J. Smith, 60, was appointed to the board of directors upon the completion of the merger between Yadkin and American Community Bancshares, Inc. on April 17, 2009 and was subsequently elected by at the 2009 annual meeting of Yadkin shareholders. Ms. Smith has served as the President of Smith Capital Inc., a financial advisory and investment banking firm, in Charlotte, North Carolina, since 1995. She has substantial experience advising, evaluating and structuring bank acquisitions, valuing bank securities and writing bank strategic plans.

Harry C. Spell, 66, was first elected to Yadkin’s board of directors in 2002. Mr. Spell is the Vice President and Secretary of MoCaro Dyeing & Finishing, Inc., a textile company in Statesville, North Carolina. His business and personal experience in certain of the communities that Yadkin Bank serves provides him with a useful appreciation of markets that we serve. He also has experience in the context of bank mergers and acquisitions from serving with Yadkin through four bank acquisitions.

Joseph H. Towell, 62, was first elected to Yadkin’s board of directors in February 2011 at the same time he was appointed as Chief Executive Officer and President of Yadkin. He has served in various executive roles with Yadkin since May 2008. Mr. Towell served as Portfolio Manager and Team Leader for leveraged loan investing with Putnam Investments in Boston, MA from 2001 to 2008. Mr. Towell was employed with First Union National Bank in various roles from 1983 through 2001. He brings to the Yadkin board of directors an understanding of Yadkin’s business and organization, as well as substantial leadership ability, banking industry expertise, and management experience.

PROPOSAL NO. 4—YADKIN ACCOUNTANT PROPOSAL

The Yadkin board of directors recommends the ratification of the appointment of Dixon Hughes Goodman LLP as Yadkin’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

Although Yadkin is not required to seek shareholder ratification on the selection of its accountants, Yadkin believes that obtaining shareholder ratification is desirable. The appointment of auditors is approved annually by the Yadkin board of directors and is subsequently being submitted to the Yadkin shareholders for ratification. The decision of the Yadkin board of directors is based upon the recommendation of its Audit Committee. In the event that the appointment of Dixon Hughes Goodman LLP is not ratified by the required vote, it is anticipated that no change in auditors would be made for the current year because of the difficulty and expense of doing so, but the vote would be considered in connection with the engagement of independent auditors for 2015. Even if the Yadkin shareholders do ratify the appointment, the Yadkin board of directors has the discretion to appoint a different independent registered public accounting firm at any time during the year if the Yadkin board of directors believes that such a change would be in the best interests of Yadkin and its shareholders. Representatives of Dixon Hughes Goodman LLP will be present at the annual meeting. Those representatives will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions that Yadkin shareholders may have. Neither Dixon Hughes Goodman LLP nor any of its members has any relation with Yadkin except in the firm’s capacity as auditors or as advisors.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the ratification of the appointment of Dixon Hughes Goodman LLP as Yadkin’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

PROPOSAL NO. 5—YADKIN ADJOURNMENT PROPOSAL

The Yadkin Annual Meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Yadkin Merger Proposal and/or the Yadkin Articles of Amendment Proposal.

If, at the Yadkin Annual Meeting, the number of shares of Yadkin common stock present or represented and voting in favor of the Yadkin Merger Proposal and/or the Yadkin Articles of Amendment Proposal is insufficient to approve such proposal, Yadkin intends to move to adjourn the Yadkin Annual Meeting to solicit additional proxies for the approval of the Merger Agreement and/or the amendment to Yadkin’s Articles of Incorporation. In that event, Yadkin will ask its shareholders to vote upon the Yadkin Adjournment Proposal, but not the Yadkin Merger Proposal and/or the Yadkin Articles of Amendment Proposal.

In this proposal, Yadkin is asking its shareholders to authorize the holder of any proxy solicited by the Yadkin board of directors on a discretionary basis to vote in favor of adjourning the Yadkin Annual Meeting to another time and place to solicit additional proxies, including the solicitation of proxies from Yadkin shareholders who have previously voted.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Adjournment Proposal.

PROPOSAL NO. 6—YADKIN COMPENSATION PROPOSAL

The SEC rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act require Yadkin to provide shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of its named executives officers as disclosed in this joint proxy statement/prospectus or Yadkin’s Annual Report on Form 10-K filed February 28, 2014 in accordance with the compensation disclosure rules of the SEC.

Yadkin seeks to align the interests of its named executive officers with the interests of Yadkin shareholders. Yadkin’s compensation programs are designed to reward its named executive officers for the achievement of strategic and operational goals and the achievement of increased shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Yadkin believes its compensation policies and procedures are competitive, focused on pay for performance principles and strongly aligned with the interests of the Yadkin’s shareholders. Yadkin also believes that both it and its shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. The Yadkin Compensation Proposal, commonly known as a “Say-on-Pay” proposal, gives Yadkin shareholders the opportunity to express their views regarding the compensation of the named executive officers by voting to approve or not approve such compensation as described in this joint proxy statement/prospectus or Yadkin’s Annual Report on Form 10-K filed February 28, 2014.

This vote is advisory, which means that it is not binding on Yadkin, the Yadkin board of directors or the Yadkin Compensation Committee. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this joint proxy statement/prospectus or Yadkin’s Annual Report on Form 10-K filed February 28, 2014 in accordance with the compensation disclosure rules of the SEC.

The Yadkin board of directors asks its shareholders to vote in favor of the following resolution at the Yadkin Annual Meeting:

“RESOLVED, that the compensation paid to Yadkin’s named executive officers, as disclosed in the joint proxy statement/prospectus or Annual Report on Form 10-K filed February 28, 2014 pursuant to the compensation disclosure rules of the Securities and Exchange Commission is hereby APPROVED.”

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Compensation Proposal.

PROPOSAL NO. 7—YADKIN MERGER-RELATED COMPENSATION PROPOSAL

In accordance with Section 14A of the Exchange Act, Yadkin’s board of directors is providing shareholders with the opportunity to cast a non-binding advisory vote on the compensation payable to the named executive officers of Yadkin in connection with the Mergers. This proposal gives Yadkin shareholders the opportunity to express their views on the compensation that Yadkin’s named executive officers will be entitled to receive that is based on or otherwise relates to the Mergers.

Under SEC rules, Yadkin’s shareholders must be provided with the opportunity to vote on a non-binding advisory resolution to approve certain “golden parachute” payments that named executive officers will receive in connection with the Mergers. The payments (or potential payments) to Mr. Joseph H. Towell, Ms. Jan H. Hollar and Mr. Wm. Mark DeMarcus will constitute “golden parachute” payments.

Under each named executive officer’s agreement with Yadkin the named executive officer will be entitled to receive a severance payment upon the occurrence of a change in control and certain qualifying terminations of employment. The compensation that is subject to such advisory vote is set forth under the heading “Interests of Yadkin’s Directors and Executive Officers in the Mergers—Potential Payments and Benefits to Yadkin Named Executive Officers in Connection with a Change in Control” on page [—] below.

As required by Section 14A of the Exchange Act, Yadkin is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Yadkin’s named executive officers in connection with the Mergers and the agreements or understandings pursuant to which such compensation may be paid or become payable, as disclosed in the ‘Compensation Subject to Compensation Proposal’ table included in the section of the proxy statement entitled ‘Interests of Yadkin’s Directors and Executive Officers in the Mergers—Potential Payments and Benefits to Yadkin Named Executive Officers in Connection with a Change in Control,’ including the associated narrative discussion, are hereby APPROVED.”

The vote on the compensation proposal is a vote separate and apart from the other proposals at the Yadkin Annual Meeting, including the vote to approve the Merger Agreement. You may vote for the Yadkin Merger-Related Compensation Proposal and against the Yadkin Merger Proposal, and vice versa. Because the vote on the Yadkin Merger-Related Compensation Proposal is advisory only, it will not be binding on Yadkin. Accordingly, because Yadkin is contractually obligated to pay the compensation, if the Mergers are completed, the compensation will be payable, subject to the conditions applicable thereto, regardless of the outcome of the advisory vote.

The affirmative vote of a majority of the shares of Yadkin voting common stock cast at the Yadkin Annual Meeting will be required to approve the Yadkin Merger-Related Compensation Proposal. Abstentions, broker non-votes and the failure to return a signed proxy will have no effect on the outcome of the Yadkin Merger-Related Compensation Proposal.

The Yadkin board of directors unanimously recommends that Yadkin shareholders vote “FOR” the Yadkin Merger-Related Compensation Proposal.

THE VANTAGESOUTH ANNUAL MEETING

This section contains information for VantageSouth stockholders about the annual meeting that VantageSouth has called to allow its shareholders to consider and vote on the Merger Agreement and other proposals set forth herein. VantageSouth is mailing this joint proxy statement/prospectus to you, as a VantageSouth stockholder, on or about May 16, 2014. Together with this joint proxy statement/prospectus, VantageSouth is also sending to you a notice of the annual meeting of VantageSouth stockholders and a form of proxy card that VantageSouth’s board of directors is soliciting for use at the annual meeting and at any adjournments or postponements of the annual meeting. This joint proxy statement/prospectus is also being provided to you in connection with the offer and sale by Yadkin of its shares of voting common stock as a result of the Mergers.

Date, Time, and Place of Meeting

The VantageSouth Annual Meeting will be held on June 19, 2014 at VantageSouth Headquarters, 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612 at 11:00 a.m. local time.

Matters to Be Considered

At the annual meeting of shareholders, you will be asked to consider and vote upon the following matters:

•	a proposal to approve the Merger Agreement;

•	a proposal to elect 13 directors, each for a term expiring at the 2015 annual meeting of VantageSouth stockholders or consummation of the Mergers, whichever is earlier;

•	a proposal to ratify the appointment of Dixon Hughes Goodman LLP, as VantageSouth’s independent registered public accounting firm for the fiscal year ending December 31, 2014;

•	a proposal to adjourn the VantageSouth Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the VantageSouth Merger Proposal;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation of certain executive officers of Yadkin;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of VantageSouth may receive in connection with the Mergers pursuant to existing agreements or arrangements with Piedmont; and

•	any other business properly presented at the VantageSouth Annual Meeting, or any adjournments or postponements thereof.

Recommendation of VantageSouth’s Board of Directors

VantageSouth’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of VantageSouth and its shareholders, has unanimously approved the Merger Agreement and unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Merger Proposal. In addition, the VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Directors Proposal, “FOR” the VantageSouth Accountant Proposal, “FOR” the VantageSouth Adjournment Proposal, “FOR” the VantageSouth Compensation Proposal, and “FOR” the VantageSouth Merger-Related Compensation Proposal.

Record Date and Quorum

VantageSouth’s board of directors has fixed the close of business on May 9, 2014 as the record date for determining the holders of VantageSouth common stock entitled to receive notice of and vote at the VantageSouth Annual Meeting.

As of the record date, there were 55,264,322 shares of VantageSouth common stock outstanding and entitled to vote at the VantageSouth Annual Meeting held by approximately 964 holders of record. Each share of VantageSouth common stock entitles the holder to one vote at the VantageSouth Annual Meeting on each proposal to be considered thereat. VantageSouth’s certificate of incorporation also authorizes the issuance of up to 5,000,000 shares of preferred stock, no par value, having such rights, privileges and preferences as the VantageSouth board of directors shall from time to time designate. As of the record date, there were no shares of VantageSouth preferred stock outstanding.

On November 18, 2011, Piedmont acquired 18,750,000 newly-issued shares of VantageSouth common stock through a direct investment of $75 million in cash, thus acquiring a controlling interest in VantageSouth. As part of Piedmont’s investment, VantageSouth was reincorporated by merger from North Carolina to Delaware. Piedmont increased its ownership of VantageSouth’s common stock pursuant to a tender offer, in which it acquired approximately 6.1 million additional shares. On November 30, 2012, Piedmont again increased its ownership of VantageSouth common stock as part of the merger of Piedmont’s subsidiary bank, VantageSouth Bank (“Legacy VantageSouth Bank”), with and into VantageSouth’s subsidiary bank, Crescent State Bank, with the resulting combined institution named “VantageSouth Bank.” At the closing of this transaction, Piedmont’s shares of Legacy VantageSouth Bank common stock were exchanged for approximately 7.4 million shares of the VantageSouth common stock. As of the record date, Piedmont owns 32,242,726 of the outstanding shares of VantageSouth common stock.

Piedmont beneficially owns shares of common stock entitling it to approximately 58.4% of the votes entitled to be cast by all stockholders of VantageSouth.

The presence at the VantageSouth Annual Meeting, in person or by proxy, of holders of a majority of the outstanding shares of VantageSouth common stock entitled to vote at the VantageSouth Annual Meeting will constitute a quorum for the transaction of business. As a result of Piedmont’s beneficial ownership of VantageSouth common stock, Piedmont’s presence at the VantageSouth Annual Meeting, in person or by proxy, will constitute a quorum for the transaction of business. All shares of VantageSouth common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the VantageSouth Annual Meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the VantageSouth Merger Proposal requires the affirmative vote of a majority of the outstanding shares of VantageSouth common stock entitled to vote on the proposal. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the VantageSouth Merger Proposal, it will have the same effect as a vote “AGAINST” the proposals.

The VantageSouth Accountant proposal, Yadkin Adjournment Proposal, VantageSouth Compensation Proposal, and VantageSouth Merger-Related Compensation Proposal will be approved if the number of shares of VantageSouth common stock, represented in person or by proxy at the VantageSouth Annual Meeting and entitled to vote thereon, voted in favor of the proposal exceeds the number of shares voted against such proposal.

A plurality of votes cast at the VantageSouth Annual Meeting is required for the election of directors.

Shares Held by Officers and Directors

As of the record date, there were 55,264,322 shares of VantageSouth common stock entitled to vote at the annual meeting. As of the record date, the directors and executive officers of VantageSouth and their affiliates beneficially owned and were entitled to vote approximately 1,865,432 shares of VantageSouth common stock representing approximately 3.4% of the shares of VantageSouth common stock outstanding on that date, and held options to purchase 20,037 shares of VantageSouth common stock and [—] shares underlying restricted stock awards.

As of the record date, neither Yadkin nor any of its subsidiaries or affiliates owned any shares of VantageSouth common stock (other than shares held as a fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold shares of VantageSouth common stock.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of VantageSouth common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the VantageSouth Annual Meeting.

If you hold stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that VantageSouth receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the VantageSouth Merger Proposal, “FOR” the VantageSouth Directors Proposal, “FOR” the VantageSouth Accountant Proposal, “FOR” the VantageSouth Adjournment Proposal, “FOR” the VantageSouth Compensation Proposal, and “FOR” the VantageSouth Merger-Related Compensation Proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the VantageSouth Annual Meeting or at any adjournment or postponement of the VantageSouth Annual Meeting. However, if other business properly comes before the VantageSouth Annual Meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers and other nominees who hold shares of VantageSouth common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the VantageSouth Annual Meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of VantageSouth common stock in “street name,” your broker, bank or other nominee will vote your shares of VantageSouth common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Revocability of Proxies and Changes to a VantageSouth Stockholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to VantageSouth’s corporate secretary or (3) attending the VantageSouth Annual Meeting in person, notifying the corporate secretary and voting by ballot at the annual meeting.

Any shareholder entitled to vote in person at the annual meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying VantageSouth’s corporate secretary) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

VantageSouth Bancshares, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

VantageSouth is soliciting your proxy in conjunction with the Mergers. VantageSouth will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, VantageSouth will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of VantageSouth common stock and secure their voting instructions. VantageSouth will reimburse the record holders for their reasonable expenses incurred in taking those actions. If necessary, VantageSouth may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the VantageSouth stockholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

All holders of VantageSouth common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the annual meeting. Shareholders of record can vote in person at the annual meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meeting. If you plan to attend the annual meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. VantageSouth reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without VantageSouth’s express written consent.

Assistance

If you have any questions concerning the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of VantageSouth common stock, please contact please contact Nancy Snow, Corporate Secretary:

3600 Glenwood Avenue, Suite 300

Raleigh, North Carolina 27612

(919) 659-9000

VANTAGESOUTH PROPOSALS

PROPOSAL NO. 1—VANTAGESOUTH MERGER PROPOSAL

At the VantageSouth Annual Meeting, VantageSouth stockholders will consider and vote on a proposal to approve the Merger Agreement. Details about the Mergers, including VantageSouth’s reasons for the Mergers, the effect of approval of the Merger Agreement and the timing of effectiveness of the Mergers, are discussed in the section entitled “The Mergers” beginning on page [—] of this document.

Approval of the VantageSouth Merger Proposal requires the presence of a quorum and the affirmative vote of a majority of the VantageSouth common stock entitled to vote on the Merger Agreement.

The VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Merger Proposal.

PROPOSAL NO. 2—VANTAGESOUTH DIRECTORS PROPOSAL

The VantageSouth Annual Meeting is being held to, among other things, elect thirteen directors of VantageSouth to serve a one-year term of office expiring at the 2015 annual meeting of stockholders or consummation of the Mergers, whichever is earlier, and until their successors have been elected and qualified. Although all nominees are expected to serve if elected, if any nominee is unable to serve, the persons voting the proxies will vote for the remaining nominees and for such replacements, if any, as may be nominated by our board of directors. Proxies cannot be voted for a greater number of persons than the number of nominees specified herein (13 persons). Cumulative voting is not authorized under the terms of VantageSouth’s certificate of incorporation. If the Mergers are consummated, VantageSouth will merge with and into Yadkin, with Yadkin being the surviving corporation. In such event, VantageSouth’s board of directors will cease, and the surviving company’s board of directors is expected to include seven VantageSouth appointees and seven Yadkin appointees. For more information on the Merger and its effect, if closed, on VantageSouth’s board of directors, please see “The Mergers” beginning on page [—] of this document.

Thirteen members of the VantageSouth board of directors are standing for election at the VantageSouth Annual Meeting with terms continuing until the 2015 annual meeting of stockholders or until consummation of the Mergers, whichever is earlier, and until their successors have been elected and qualified. The nominees are: Mr. J. Adam Abram, Mr. David S. Brody, Mr. Alan N. Colner, Mr. Scott M. Custer, Mr. George T. Davis, Jr., Mr. Thierry Ho, Mr. J. Bryant Kittrell, III, Mr. Joseph T. Lamb, Jr., Mr. Steven J. Lerner, Mr. James A. Lucas, Jr., Mr. Charles A. Paul, III, Mr. A. Wellford Tabor, and Mr. Nicolas D. Zerbib.

VantageSouth believes that its board as a whole should encompass a range of talent, skill and expertise enabling it to provide sound guidance with respect to VantageSouth’s operations and interests. In addition to considering a candidate’s background and accomplishments, candidates are reviewed in the context of the current composition of the board and the evolving needs of our business.

The board of directors seeks directors with strong reputations and experience in areas relevant to the strategy and operations of VantageSouth’s business. Each director nominee identified below holds or has held senior executive positions in relevant organizations and has operating experience that meets this objective, as described below. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, corporate governance, risk management, and leadership development. The board of directors further believes that each of the director nominees has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; and the commitment to devote significant time and energy to service on the board. A description of the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the nominees should serve as a director of VantageSouth is presented below.

The following table shows for each current director and director nominee: (1) name; (2) current age; (3) how long he or she has been one of our directors; (4) position(s) with us, other than as a director, if applicable; (5) principal occupation and business experience for the past five years; and (6) a brief discussion of the specific experience, qualifications, attributes or skills that the board believes qualifies each director for service on VantageSouth’s board. Except as otherwise indicated, each director has been engaged in his or her present principal occupation for more than five years. Six of the directors listed below are also directors of VantageSouth Bank.

The VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” these nominees.

Name (Age)	Director Since	Position with VantageSouth and Business Experience
J. Adam Abram (58)	2011	Mr. Abram has served as the Chairman of the Board of VantageSouth and VantageSouth Bank since November 2011. Mr. Abram has served as Chairman of Piedmont Community Bank Holdings, Inc., a bank holding company, since he co-founded the company in 2009. He has served as Chairman of Franklin Holdings (Bermuda), Ltd. since 2008 and served as President, Chief Executive Officer and director of James River Group, Inc., an insurance holding company, from its inception in 2002 until 2012. James River Group, Inc. was publicly traded until 2008.

David S. Brody (63)	2011	Mr. Brody has been a director of VantageSouth and VantageSouth Bank since November 2011. Mr. Brody has served as a director of Piedmont Community Bank Holdings, Inc. since November 2011. He is the founder and managing partner of Brody Associates, a real estate development company, which position he has held for over ten years. He is the past Chairman of the board of trustees of East Carolina University and is President of The Brody Brothers Foundation. Mr. Brody was a founding board member of the Little Bank, Kinston, North Carolina.

Alan N. Colner (59)	2011	Mr. Colner has been a director of VantageSouth since November 2011. Mr. Colner has served as a director of Piedmont Community Bank Holdings, Inc. since 2009. Since January 2014, he has been Senior Advisor to PensionsFirst Group LLP, a solution provider to the global defined benefit industry, and he was Chief Executive Officer, North America of PensionsFirst from 2010 to 2013. Prior to taking on this role, Mr. Colner was a partner with Compass Advisers LLP, an international investment banking firm, since 2001. From 2002 to 2007, Mr. Colner served as a director for James River Group, Inc., an insurance holding company that was publicly traded until 2008.

Scott M. Custer (57)	2011	Mr. Custer has been a director and Chief Executive Officer of VantageSouth and VantageSouth Bank since November 2011. He has served as a director and Chief Executive Officer of Piedmont Community Bank Holdings, Inc. since 2010. Before joining Piedmont, he served as Chairman and Chief Executive Officer of RBC Bank (USA), a position he held since 2004. An

Name (Age)	Director Since	Position with VantageSouth and Business Experience

		active member of the community, Mr. Custer is on the boards of trustees for the College of William and Mary and William Peace University. He holds a bachelor’s degree in economics and business administration from the College of William and Mary.

George T. Davis, Jr. (59)	2013	Mr. Davis joined VantageSouth and VantageSouth Bank as a director in 2013. Mr. Davis served as a director of ECB Bancorp, Inc. and The East Carolina Bank from 1979 to April 2013. He is an attorney and sole proprietor of Davis & Davis (law firm), Swan Quarter, NC.

Thierry Ho (56)	2011	Mr. Ho has been a director of VantageSouth since November 2011. Mr. Ho has served as a director of Piedmont Community Bank Holdings, Inc. since 2009. He has been a Managing Director of Lightyear Capital LLC, a private equity fund, and a member of its investment committee since 2008. Mr. Ho has served on the board of directors of Lightyear Capital portfolio companies ARGUS Software, Inc., a provider of technology solutions for real estate asset valuation and operation management, and Athilon Group Holdings Corp., a financial services company.

J. Bryant Kittrell, III (62)	2013	Mr. Kittrell joined VantageSouth and VantageSouth Bank as a director in 2013. Mr. Kittrell served as a director of ECB Bancorp, Inc. and The East Carolina Bank from 1990 to April 2013. He serves as the President and owner of Kittrell & Associates, Inc. and as managing partner (since 2004) of Kittrell & Armstrong LLC, a commercial/industrial real estate development sales company in Greenville, NC. Mr. Kittrell is the past Mayor Pro-Tem of the City of Greenville and serves on the Board of Vidant Medical Center.

Joseph T. Lamb, Jr. (79)	2013	Mr. Lamb joined VantageSouth as a director in 2013. Mr. Lamb served as a director of ECB Bancorp, Inc. and The East Carolina Bank from 1981 to April 2013. He is the owner of Joe Lamb, Jr. & Associates, Inc. (real estate sales and rentals) and Lamb Realty, Inc. (realty company), Kitty Hawk, NC.

Steven J. Lerner (59)	2011	Dr. Lerner has been a director of VantageSouth since November 2011. Dr. Lerner has served as a Vice Chairman of Piedmont Community Bank Holdings, Inc. since he co-founded the company in 2009. He has served as the Chairman of FGI Research, a provider of online market research services, since he founded the company in 1981. From 2000–2012, Dr. Lerner served as Chairman of Capstrat, Inc., a strategic marketing communication firm, and he was Chairman of Yankelovich, Inc., a consumer research firm, from 2000–2008. Dr. Lerner has spent the last 30 years helping small and medium sized businesses maximize their potential. He has been involved in the formation of a number of companies including Blue Hill Group, and Sterling Cellular prior to its sale in 1993. Dr. Lerner serves on the board of advisors of Bandwidth.com, a provider of next generation communications services. Dr. Lerner received both a Ph.D. and an M.A. from the University of North Carolina at Chapel Hill, and he currently serves as a member of the University’s board of trustees.

Name (Age)	Director Since	Position with VantageSouth and Business Experience

James A. Lucas, Jr. (62)	1998	Mr. Lucas has been a director of VantageSouth and VantageSouth Bank since he co-founded the Bank in 1998. Mr. Lucas, a Certified Public Accountant, is managing partner of James A. Lucas and Company LLP, a private accounting firm established in 1966. Mr. Lucas has 40 years of experience in corporate finance, accounting, tax, and auditing of businesses in various industries. He is a member of the American Institute of Certified Public Accountants and the North Carolina Association of Certified Public Accountants.

Charles A. Paul, III (48)	2006	Mr. Paul has been a director of VantageSouth since 2006. Mr. Paul was a founding director of Port City Capital Bank (2002) prior to its acquisition by VantageSouth in 2006. Mr. Paul currently serves as the President & CEO of Bald Head Island Limited LLC, the principal owner, operator and developer of the Island resort community. Additionally, since 2000, Mr. Paul has been a Managing Partner of Harbor Island Partners LLC, a private equity firm headquartered in Wilmington, North Carolina. Prior to his tenure in the private equity industry, Mr. Paul worked in the investment banking industry, principally specializing in the distressed securities area, in Manhattan, New York, and was previously employed by J.P. Morgan Chase & Co., and Salomon Brothers, Inc. Mr. Paul currently serves on the board of trustees of Cape Fear Academy, board of Cape Fear Council Boy Scouts of America (Mr. Paul is an Eagle Scout), board of the University of North Carolina at Wilmington Cameron School of Business, and serves on the North Carolina Banking Commission.

A. Wellford Tabor (45)	2011	Mr. Tabor has been a director of VantageSouth since November 2011. Mr. Tabor has served as a director of Piedmont Community Bank Holdings, Inc. since 2009. He has been the Managing Partner of Keeneland Capital LLC, an investment firm which makes public and private investments, since May 2009. Mr. Tabor was a Partner at Wachovia Capital Partners, a private equity firm, from 2000 through 2009. Mr. Tabor serves as a director of Concho Resources, Inc., and numerous private companies and community organizations. From 2003 to 2007, Mr. Tabor served as a director for James River Group, Inc., an insurance holding company that was publicly traded until 2008.

Nicolas D. Zerbib (42)	2011	Mr. Zerbib has been a director of VantageSouth since November 2011. Mr. Zerbib has served as a director of Piedmont Community Bank Holdings, Inc. since November 2011. He has been employed by Stone Point Capital LLC, a private equity fund, since 1998 and is currently a Senior Principal and a member of its investment committee. Mr. Zerbib has served as a director of several Stone Point Capital portfolio companies, including The ARC Group, LLC, a wholesale insurance broker, Amherst Holdings, LLC, a specialist broker-dealer focusing on mortgage-related

Name (Age)	Director Since	Position with VantageSouth and Business Experience
securities, Hodges Mace Holdings, LLC, an employee benefits enrollment and administration services company, Freepoint Commodities LLC, a commodities merchant trading company, Higginbotham Insurance Agency, Inc., a risk management and financial services firm, NXT Capital, Inc., a commercial finance company, Preferred Concepts LLC, a program administrator and wholesale broker, Privilege Underwriters, Inc., a managing general agent for personal lines products, and StoneRiver Holdings, L.P., a provider of insurance technology, professional services and outsourcing solutions to the insurance industry. From 2005 to 2007, Mr. Zerbib served as director for James River Group, Inc., an insurance holding company that was publicly traded until 2008.

PROPOSAL NO. 3—VANTAGESOUTH ACCOUNTANT PROPOSAL

The Audit Committee of the VantageSouth board of directors has appointed the firm of Dixon Hughes Goodman LLP, Certified Public Accountants (“Dixon Hughes”), as VantageSouth’s independent registered public accounting firm for the fiscal year ending December 31, 2014, subject to stockholder ratification. The board of directors of VantageSouth is requesting ratification of this appointment by the stockholders of VantageSouth. It should be noted, however, that even if this appointment is ratified by the stockholders of VantageSouth, the Audit Committee in its discretion may replace VantageSouth’s independent registered public accounting firm and appoint a new independent registered public accounting firm for VantageSouth at any time during the year if it determines that such a change would be in the best interests of VantageSouth.

A representative of Dixon Hughes is expected to be present at the annual meeting and available to respond to appropriate questions, and will have the opportunity to make a statement if he or she desires to do so.

The VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the ratification of the appointment of Dixon Hughes Goodman LLP as VantageSouth’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

PROPOSAL NO. 4—VANTAGESOUTH ADJOURNMENT PROPOSAL

At the VantageSouth Annual Meeting, if there are insufficient proxies to approve the Merger Agreement, the VantageSouth stockholders may vote on a proposal to adjourn the special meeting to a later date to allow additional time to solicit additional proxies. The VantageSouth board of directors currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve the VantageSouth Merger Proposal. Approval of the adjournment proposal requires the presence of a quorum and the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote thereon.

The VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Adjournment Proposal.

PROPOSAL NO. 5—VANTAGESOUTH COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and its related implementing regulations, VantageSouth is providing its stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of its named executive officers as it is described in this joint proxy statement/prospectus or VantageSouth’s Annual Report on Form 10-K (“VantageSouth’s Annual Report”) filed March 13, 2014 in accordance with the compensation disclosure rules of the SEC.

VantageSouth believes that its compensation policies and procedures, which are reviewed and recommended by the Compensation Committee of the VantageSouth board of directors and approved by the full VantageSouth board of directors, encourage a culture of pay for performance and are strongly aligned with the long-term interests of stockholders. VantageSouth did not make any equity awards during 2012 or to executive officers in 2013.

VantageSouth’s board of directors and management believe that the compensation paid to the named executive officers as disclosed in this joint proxy statement/prospectus or VantageSouth’s Annual Report is reasonable and competitive. The VantageSouth board uses various methods and analyses in setting the compensation for its named executive officers and strives to pay fair compensation to its named executive officers, and all employees, and believes its compensation practices are reasonable. VantageSouth also believe that both VantageSouth and its stockholders benefit from responsive corporate governance policies and constructive and consistent dialogue. The resolution described below, commonly known as a “Say-on-Pay” proposal, gives stockholders the opportunity to express their views regarding the compensation for the named executive officers by voting to approve or not approve that compensation as described in this joint proxy statement/prospectus or VantageSouth’s Annual Report.

This vote is advisory, which means that it is not binding on VantageSouth or its board. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of VantageSouth’s named executive officers, as described in this joint proxy statement/prospectus in accordance with the compensation disclosure rules of the SEC.

The VantageSouth board asks VantageSouth stockholders to vote in favor of the following resolution at the annual meeting:

“Resolved, the compensation paid to VantageSouth’s named executive officers, as disclosed in this joint proxy statement/prospectus or Annual Report on Form 10-K filed March 13, 2014 pursuant to the compensation disclosure rules of the Securities and Exchange Commission is hereby APPROVED.”

The VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Compensation Proposal.

PROPOSAL NO. 6—VANTAGESOUTH MERGER-RELATED COMPENSATION PROPOSAL

In accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules of the SEC adopted thereunder, VantageSouth’s board of directors is providing stockholders with the opportunity to cast a non-binding advisory vote on certain compensation payable to named executive officers of VantageSouth in connection with the Mergers, as summarized in the table below. This proposal gives VantageSouth stockholders the opportunity to express their views on the compensation arrangements that certain VantageSouth named executive officers will be entitled to receive that is based on or otherwise relates to the Mergers.

As described in greater detail under the captions “The Mergers—Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers”, certain VantageSouth “named executive officers” (Messrs. Custer, Earley and Jones), will enter into new employment agreements with Yadkin and Yadkin Bank as a result of the Mergers. In addition, Yadkin has agreed to: (i) indemnify the directors and officers of VantageSouth following the Mergers against certain liabilities arising from their acts or omissions before the Mergers; (ii) provide directors’ and officers’ liability insurance for the directors and officers of VantageSouth for a period of six years following the Mergers with respect to acts or omissions occurring before the Mergers that were committed by such directors and officers in their capacities as such; and (iii) issue 856,447 shares of Yadkin voting common stock to an irrevocable “rabbi trust”, in part, to cover obligations under the Piedmont Phantom Equity Plan which will be assumed by Yadkin under the Merger Agreement. These shares are to be used by Yadkin first to make distributions and satisfy all obligations due under the Piedmont Phantom Equity Plan. Any remaining shares of Yadkin voting common stock held by the rabbi trust will be distributed to the holders of Piedmont common stock as contingent merger consideration. Certain VantageSouth executive officers (Messrs. Custer, Earley, and Jones) and directors (Messrs. Abram and Lerner) participate in the Piedmont Phantom Equity Plan and may receive distributions of assets from this rabbi trust. The form of the rabbi trust is attached as Exhibit E to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference.

Under SEC rules, VantageSouth’s stockholders must be provided with the opportunity to vote on a non-binding advisory resolution to approve certain “golden parachute” payments that named executive officers may receive in connection with the Mergers. The arrangements for the rabbi trust and other payment obligations arising from the Piedmont Phantom Equity Plan that will be assumed by Yadkin in the Piedmont Merger are the “golden parachute” payments subject to the non-binding advisory vote.

The following table sets forth the value of the Yadkin voting common stock set aside to cover potential “golden parachute” payments that may be received by Messrs. Custer, Earley, and Jones. Approval of the arrangements is the subject of this proposal.

Name	Equity(1)	Total
Scott M. Custer	$361,946	$361,946
Terry S. Earley	$137,458	$137,458
Steven W. Jones	$172,264	$172,264

(1)	Consists of shares of Yadkin voting common stock to be issued to and held by a rabbi trust to cover the maximum obligations potentially payable under the Piedmont Phantom Equity Plan grants made prior to the Piedmont Merger and allocated to Messrs. Custer, Earley, and Jones, in the amount of 171,350.17, 70,717.94, and 82,682.42 Yadkin shares, respectively. The dollar value of $18.78 per share is based on the average closing price of Yadkin voting common stock for the first five business days after the Merger Agreement was announced, January 27, 2014. At $18.78 per share of Yadkin voting common stock, Messrs. Custer, Earley, and Jones would not receive the maximum obligations potentially payable under the Piedmont Phantom Equity Plan. Instead, each will receive 19,272.96, 7,319.39, and 9,172.74 Yadkin shares, respectively. The dollar value does not represent the value the named executive officers will receive, since not all units are vested and the value may change prior to distribution under the Piedmont Phantom Equity Plan.

Accordingly, at the annual meeting, VantageSouth is asking its stockholders to approve, in a non-binding advisory vote, the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Messrs. Custer, Earley, and Jones pursuant to the Piedmont Phantom Equity Plan to be assumed by Yadkin in the Piedmont Merger, as disclosed in the table in the section of this joint proxy statement/prospectus titled PROPOSAL NO. 6—VANTAGESOUTH MERGER-RELATED COMPENSATION PROPOSAL, including the associated narrative discussion, and the agreements, arrangements (including the rabbi trust), or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote on the VantageSouth Merger Proposal. Accordingly, you may vote to approve this proposal and not to approve the VantageSouth Merger Proposal, and vice versa. Because the vote is advisory in nature only, it will not be binding on either VantageSouth or Yadkin regardless of whether the Merger Agreement is approved. Accordingly, as both (i) the obligations to make payments pursuant to the Piedmont Phantom Equity Plan, and (ii) the establishment of the rabbi trust are contractual obligations relating to certain compensation obligations to Messrs. Custer, Earley, and Jones regardless of the outcome of this advisory vote, such obligations and trust will be in effect if the Merger Agreement is approved and the Mergers are completed, subject only to the applicable contractual conditions, rights and obligations.

Approval of this non-binding advisory vote requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal.

The VantageSouth board of directors unanimously recommends that VantageSouth stockholders vote “FOR” the VantageSouth Merger-Related Compensation Proposal.

INFORMATION ABOUT YADKIN

Yadkin is a bank holding company incorporated under the laws of North Carolina that holds all of the outstanding shares of capital stock of Yadkin Bank, a North Carolina state-chartered commercial bank with its deposits insured by the FDIC up to applicable limits. Yadkin Bank began operations in 1968 and is not a member of the Federal Reserve. Yadkin Bank offers a wide range of traditional banking products and services for small- to medium-sized businesses, professionals and other individuals in its markets, including commercial and consumer loan and deposit services, mortgage lending services, and wealth management services through its subsidiary, Yadkin Wealth. Yadkin Bank is a community-oriented financial institution and seeks to become the provider of choice for financial solutions to local businesses, professionals and other individuals in its markets who value exceptional personalized service and local decision making. Yadkin Bank currently operates in the central Piedmont, Research Triangle and northwestern areas of North Carolina, as well as in York and Cherokee counties in upstate South Carolina. As of the date of this joint proxy statement/prospectus, Yadkin Bank had 33 branches in operation. At December 31, 2013, Yadkin had, on a consolidated basis, assets of $1.8 billion, deposits of $1.5 billion and shareholders’ equity of $184.5 million.

The principal executive offices of Yadkin are located at 209 North Bridge Street, Elkin, North Carolina 28621, and its telephone number is (336) 526-6300. Yadkin’s website can be accessed at http://www.yadkinbank.com. Information contained in Yadkin’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Yadkin voting common stock is currently quoted on the NASDAQ Global Select Market under the symbol “YDKN”.

Additional information about Yadkin and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT VANTAGESOUTH

VantageSouth is a bank holding company incorporated under the laws of Delaware in 2011. VantageSouth is a subsidiary of Piedmont, also a registered bank holding company. VantageSouth conducts its business operations primarily through its commercial bank subsidiary, VantageSouth Bank. VantageSouth Bank is a community bank focused on being the bank of choice for businesses, business owners, and professionals in its markets. VantageSouth Bank aims to accomplish this by creating mutually beneficial and robust relationships with its customers and positively impacting its communities. In addition to offering standard banking products and services, VantageSouth Bank seeks to build relationships with its customers by understanding their personal and business challenges and goals, and providing tangible solutions. VantageSouth Bank offers a broad range of banking services, including checking and savings accounts, individual retirement accounts, certificates of deposit, money market accounts, commercial, consumer and personal loans, mortgage banking services, U.S. Small Business Administration loans, builder finance, agricultural finance and other associated financial services. These banking services are offered through VantageSouth Bank’s branch network and certain services are offered through its online banking and mobile banking platforms. At December 31, 2013, VantageSouth had, on a consolidated basis, assets of $2.12 billion, deposits of $1.67 billion and stockholders’ equity of $232 million.

The principal executive offices of VantageSouth are located at 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, and its telephone number is (919) 659-9000. VantageSouth’s website can be accessed at http://www.vantagesouth.com. Information contained in VantageSouth’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. VantageSouth common stock is currently quoted on the NYSE MKT under the symbol “VSB.”

Additional information about VantageSouth and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT PIEDMONT

Piedmont, a Delaware corporation, was organized on May 7, 2009 to serve as a bank holding company and build a community banking franchise in the North Carolina, South Carolina, and Virginia markets. Piedmont is headquartered in Raleigh, North Carolina and is focused on building its community banking franchise to be the bank of choice for businesses, business owners, and professionals within its markets. VantageSouth is a subsidiary of Piedmont in which Piedmont owns approximately 58.4% of the outstanding equity. Both Piedmont and VantageSouth conduct their business operations primarily through VantageSouth Bank, which is the wholly-owned banking subsidiary of VantageSouth. Since it was formed in 2009, Piedmont has directly and through its subsidiaries acquired or invested in community banks as part of its operations. These acquisitions and investments include VantageSouth Bank, Crescent Financial Bancshares, Inc., Community Bank of Rowan and ECB Bancorp, Inc.

Piedmont also wholly owns VantageSouth Holdings, LLC, which was formed on October 12, 2010 solely to hold certain loans purchased by Piedmont from its banking subsidiaries. As of April 18, 2014, all loans held by VantageSouth Holdings, LLC had been sold, and VantageSouth Holdings, LLC is now in the process of dissolving. Other than its interest in VantageSouth and its interest in VantageSouth Holdings, LLC, Piedmont does not own an interest in any other entity. VantageSouth Holdings, LLC is not an operating entity.

On January 20, 2010, Piedmont received regulatory approval to become a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”) and is subject to the supervision, examination and reporting requirements of the BHCA and the regulations of the Federal Reserve. As a bank holding company located in North Carolina, the NCCOB also regulates and monitors all significant aspects of Piedmont’s operations.

The principal executive offices of Piedmont are located at 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina, and its telephone number is (919) 659-9000.

PIEDMONT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Piedmont is a bank holding company incorporated under the laws of Delaware on May 7, 2009. Piedmont was formed to build a community banking franchise in the North Carolina, South Carolina, and Virginia markets. Piedmont currently owns approximately 58.4% of VantageSouth. Both Piedmont and VantageSouth conduct their business operations primarily through VantageSouth Bank, which is the wholly-owned banking subsidiary of VantageSouth. Piedmont also wholly owns VantageSouth Holdings, LLC, which was formed on October 12, 2010 to hold certain loans purchased by Piedmont from VantageSouth Bank. Piedmont’s headquarters are located in Raleigh, North Carolina.

Mergers and Acquisitions

In 2010 and 2011, Piedmont acquired controlling interests in three financial institutions which are summarized below.

(Dollars in thousands)
Acquired Institution	Acquisition Date	Percentage of Institution Initially Acquired	Purchase Price	Total Assets Acquired	Total Deposits Acquired
VantageSouth Bank	February 19, 2010	62%	$7,694	$99,189	$76,031
Community Bank of Rowan	April 19, 2011	100%	9,500	139,353	125,741
Crescent Financial Bancshares, Inc.	November 18, 2011	88%	75,000	995,156	678,289

On February 1, 2012, Piedmont merged Community Bank of Rowan (“Rowan”) into Legacy VantageSouth and simultaneously purchased the remaining equity interests in Legacy VantageSouth from non-controlling shareholders. Then, on November 30, 2012, Piedmont merged the combined Legacy VantageSouth into Crescent State Bank, which was immediately rebranded as VantageSouth Bank.

In 2013, VantageSouth acquired another financial institution which is summarized below.

(Dollars in thousands)
Acquired Institution	Acquisition Date	Percentage of Institution Initially Acquired	Purchase Price	Total Assets Acquired at Fair Value	Total Deposits Acquired at Fair Value
ECB Bancorp, Inc.	April 1, 2013	100%	$40,629	$856,076	$736,114

ECB Bancorp, Inc. Merger

On April 1, 2013, ECB Bancorp, Inc. (“ECB”) was merged with and into VantageSouth (the “ECB Merger”). The ECB Merger was completed pursuant to an Agreement and Plan of Merger dated as of September 25, 2012 (the “ECB Merger Agreement”). Immediately following the ECB Merger, The East Carolina Bank, a wholly-owned subsidiary of ECB, was merged with and into VantageSouth Bank. Upon the closing of the ECB Merger, each outstanding share of ECB common stock was converted into the right to receive 3.55 shares of the VantageSouth’s common stock. The aggregate merger consideration consisted of 10.3 million shares of VantageSouth’s common stock. Based upon the market price of VantageSouth’s common stock at the ECB Merger date, the aggregate purchase price was $40.6 million.

In connection with the ECB Merger, Piedmont applied the acquisition method of accounting to ECB’s balance sheet. Therefore, all acquired assets and liabilities were adjusted to fair value, and the historical allowance for loan losses was eliminated. Piedmont recorded a one-time acquisition gain of $7.8 million in the second quarter of 2013, which reflected the amount by which the fair value of acquired net assets exceeded the combined purchase price and fair value of other equity interests. Piedmont has a one-year measurement period from the acquisition date to finalize the recorded fair values of net assets acquired. The acquisition gain may change if initial fair value estimates are revised within the measurement period. The acquisition of ECB increased the VantageSouth’s total assets by 43 percent, deposits by 45 percent, and stockholders’ equity by 28 percent at the merger date. Therefore, Piedmont’s results of operations and financial position were significantly impacted in 2013 by the ECB Merger.

Proposed Merger With Yadkin Financial Corporation

On January 27, 2014, VantageSouth and Piedmont entered into an Agreement and Plan of Merger with Yadkin under which VantageSouth and Piedmont will each merge with and into Yadkin (referred to collectively as the “Yadkin Merger”). Immediately following the completion of the Yadkin Merger, VantageSouth Bank will merge with and into Yadkin Bank, Yadkin’s wholly-owned banking subsidiary.

In the VantageSouth Merger, each outstanding share of the VantageSouth’s common stock, other than shares held by Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin common stock and each share of Piedmont’s common stock will be converted into the right to receive (i) 6.28597 shares of Yadkin common stock; (ii) cash per share in an amount to be determined based upon the pro rata value of Piedmont’s deferred tax asset and cash held by Piedmont on the closing date of the Yadkin Merger; and (iii) a right to receive a pro rata share of the “Contingent Shares” (as defined in the Merger Agreement). Pursuant to the Merger Agreement, Yadkin will be the legal acquirer, but Piedmont will be the accounting acquirer due to Piedmont controlling a larger percentage of outstanding shares of the combined company. As of December 31, 2013, Yadkin had total assets of $1.8 billion, deposits of $1.5 billion, and shareholders’ equity of $184.5 million. The Yadkin Merger is subject to all stockholder and regulatory approvals.

Yadkin Bank is a full-service community bank with thirty-three branches throughout its two regions in North and South Carolina. The Western Region serves Avery, Watauga, Ashe, Surry, Wilkes, Yadkin, Durham, and Orange Counties. The Southern Region serves Iredell, Mecklenburg, and Union Counties in North Carolina, and Cherokee and York Counties in South Carolina. Yadkin Bank provides mortgage lending services through its mortgage division, Yadkin Mortgage, headquartered in Greensboro, North Carolina. Securities brokerage services are provided by Yadkin Wealth, Inc., a Yadkin Bank subsidiary with offices located throughout the branch network.

Executive Summary

Below is a summary of Piedmont’s financial results and significant accomplishments in 2013 and the beginning of 2014.

•	In January 2014, VantageSouth announced a proposed merger-of-equals with Yadkin, which will create the largest community bank in North Carolina.

•	In January 2014, VantageSouth completed a private placement of $46.9 million of its common stock, the proceeds of which were used in February 2014 to repurchase its outstanding preferred stock issued to the U.S. Treasury.

•	VantageSouth completed the ECB Merger and system conversion in the second quarter of 2013.

•	Net income was $6.3 million in 2013, which was a significant improvement from $788 thousand in 2012.

•	Pre-tax, pre-provision operating earnings totaled $19.4 million in 2013 compared to $4.9 million in 2012.

•	Net interest margin was 4.44 percent for both 2013 and 2012.

•	VantageSouth Bank was named the top small business lender in North Carolina by the Small Business Administration (“SBA”).

•	Operating efficiency ratio improved to 76.52 percent in 2013 from 88.42 percent in 2012.

The following discussion and analysis includes descriptions of significant transactions, trends and other factors affecting Piedmont’s operating results and financial condition for the years ended December 31, 2013 and 2012. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report.

Non-GAAP Financial Measures

Statements included in this management’s discussion and analysis include non-GAAP financial measures and should be read along with the accompanying tables which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. Piedmont’s management uses these non-GAAP financial measures, including: (i) net operating earnings (loss); (ii) pre-tax, pre-provision operating earnings; (iii) operating non-interest income, (iv) operating non-interest expense, (v) operating efficiency ratio, (vi) adjusted allowance for loan losses to loans; and (vii) tangible common equity, in its analysis of Piedmont’s performance. The adjusted allowance for loan losses non-GAAP reconciliation is presented within the allowance for loan losses section of management’s Analysis of Financial Condition below. The tangible common equity non-GAAP reconciliations, which include tangible book value per share and the tangible common equity to tangible assets ratio, are presented within the capital section of management’s Analysis of Financial Condition below.

(Dollars in thousands, except per share data)	2013	2012
OPERATING EARNINGS
Net income (GAAP)	$6,264	$788
Securities gains	(1,215)	(1,251)
Gain on acquisition	(7,773)	—
Merger and conversion costs	14,650	3,242
Income tax effect of adjustments	(5,179)	(215)
Deferred tax asset valuation allowance reversal	—	(3,300)
Deferred tax asset revaluation from reduction in state income tax rates	1,218	—

Net operating earnings (loss) (Non-GAAP)	$7,965	$(736)

PRE-TAX, PRE-PROVISION OPERATING EARNINGS
Net income (GAAP)	$6,264	$788
Provision for loan losses	5,469	5,354
Income tax expense (benefit)	2,014	(3,216)

Pre-tax, pre-provision income	13,747	2,926
Securities gains	(1,215)	(1,251)
Gain on acquisition	(7,773)	—
Merger and conversion costs	14,650	3,242

Pre-tax, pre-provision operating earnings (Non-GAAP)	$19,409	$4,917

OPERATING NON-INTEREST INCOME
Non-interest income (GAAP)	$25,180	$11,983
Gain on acquisition	(7,773)	—

Operating non-interest income (Non-GAAP)	$17,407	$11,983

OPERATING NON-INTEREST EXPENSE
Non-interest expense (GAAP)	$81,870	$50,345
Merger and conversion costs	(14,650)	(3,242)

Operating non-interest expense (Non-GAAP)	$67,220	$47,103

OPERATING EFFICIENCY RATIO
Efficiency ratio (GAAP)	85.62%	94.51%
Effect to adjust for gain on acquisition	7.58%	—%
Effect to adjust for merger and conversion costs	(16.68)%	(6.09)%

Operating efficiency ratio (Non-GAAP)	76.52%	88.42%

Management believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of Piedmont without regard to transactional activities. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider Piedmont’s performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of Piedmont. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of Piedmont’s results or financial condition as reported under GAAP.

Analysis of Results of Operations

Net income was $6.3 million in 2013, which was a significant improvement from $788 thousand in 2012. Net income attributable to Piedmont was $2.5 million, or $1.74 per common share, in 2013 compared to a loss of $1.1 million, or $0.78 per common share, in 2012. Net income in 2013 was significantly influenced by the ECB Merger. Net operating earnings, which exclude securities gains, merger and conversion costs, and non-recurring income tax adjustments, totaled $8.0 million in 2013 compared to a net operating loss of $736 thousand in 2012.

Two commonly used measures of bank profitability are return on average assets (net income as a percentage of average total assets)and return on average stockholders’ equity (net income as a percentage of average stockholders’ equity). Annualized return on average assets was 0.35 percent in 2013, which was an improvement from 0.07 percent in 2012. Annualized return on average stockholders’ equity was 2.78 percent in 2013 compared to 0.43 percent in 2012.

Net Interest Income

Net interest income in 2013 totaled $70.4 million, which was an increase from $41.3 million in 2012. Average earning assets totaled $1.59 billion in 2013, which was a significant increase from $936.5 million in 2012. The increase in average earning assets was primarily the result of assets acquired in the ECB Merger as well as organic loan growth.

Net interest margin was 4.44 percent in both 2013 and 2012. Net interest margin was benefited by a reduction in the cost of interest-bearing liabilities which fell from 0.87 percent in 2012 to 0.62 percent in 2013. The improvement in the cost of interest-bearing liabilities was offset by declining yields on interest-earning assets, which was primarily due to the origination of new loans at lower market rates and the reinvestment of principal paydowns and proceeds from sales of securities at lower market rates. The average yield on loans decreased from 6.01 percent in 2012 to 5.93 percent in 2013, and the average yield on investment securities declined from 2.67 percent in 2012 to 2.14 percent in 2013.

Income accretion on purchased loans totaled $20.6 million in 2013, which consisted of $13.6 million of accretion on purchased credit-impaired (“PCI”) loans and $7.0 million of accretion income on purchased non-impaired loans. Income accretion on purchased loans totaled $16.3 million in 2012. Time deposit premium amortization totaled $3.0 million in 2013, which reduced interest expense, and net premium amortization of short-term borrowings and long-term debt totaled $3 thousand, which also reduced interest expense. Acquisition accounting amortization reduced Piedmont’s cost of interest-bearing liabilities by 0.22 percent in 2013.

The following table summarizes the major components of net interest income and the related yields and costs for the periods presented.

	2013			2012
(Dollars in thousands)	Average Balance	Interest*	Yield/Cost*	Average Balance	Interest*	Yield/Cost*
Assets:
Loans	$1,214,082	$71,975	5.93%	$730,146	$43,891	6.01%
Investment securities	331,459	7,090	2.14%	165,329	4,409	2.67%
Federal funds and other interest-earning assets	40,911	89	0.22%	41,004	89	0.22%

Total interest-earning assets	1,586,452	79,154	4.99%	936,479	48,389	5.17%
Non-interest-earning assets	204,412			134,903

Total assets	$1,790,864			$1,071,382

Liabilities and Equity:
Interest-bearing demand	$297,162	645	0.22%	$149,841	649	0.43%
Money market and savings	422,543	1,363	0.32%	232,329	1,429	0.62%
Time deposits	557,853	4,195	0.75%	376,019	3,538	0.94%

Total interest-bearing deposits	1,277,558	6,203	0.49%	758,189	5,616	0.74%
Short-term borrowings	60,098	165	0.27%	3,149	19	0.60%
Long-term debt	51,239	2,285	4.46%	23,072	1,169	5.07%

Total interest-bearing liabilities	1,388,895	8,653	0.62%	784,410	6,804	0.87%
Non-interest-bearing deposits	167,058			98,089
Other liabilities	9,614			6,907

Total liabilities	1,565,567			889,406
Stockholders’ equity	225,297			181,976

Total liabilities and stockholders’ equity	$1,790,864			$1,071,382

Net interest income, taxable equivalent		$70,501			$41,585

Interest rate spread			4.37%			4.30%

Tax equivalent net interest margin			4.44%			4.44%

Percentage of average interest-earning assets to average interest-bearing liabilities			114.22%			119.39%

*	Taxable equivalent basis
(1)	Loans include loans held for sale in addition to nonaccrual loans.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rates of 34.0 percent. The taxable-equivalent adjustment was $64 thousand, and $297 thousand, for 2013 and 2012, respectively.
(3)	Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents annualized net interest income divided by average interest-earning assets.

Changes in interest income and interest expense can result from variances in both volume and rates. The following table presents the relative impact on tax-equivalent net interest income to changes in the average outstanding balances of interest-earning assets and interest-bearing liabilities and the rates earned and paid on such assets and liabilities.

	Change from 2012 to 2013 due to:
(Dollars in thousands)	Volume	Yield/Cost	Total Change
Interest earning assets:
Loans	$28,685	$(601)	$28,084
Investment securities	3,697	(1,016)	2,681
Federal funds and other interest-earning assets	—	—	—

Total interest-earning assets	32,382	(1,617)	30,765
Interest-bearing liabilities:
Interest-bearing demand	422	(426)	(4)
Money market and savings	826	(892)	(66)
Time deposits	1,474	(817)	657

Total interest-bearing deposits	2,722	(2,135)	587
Short-term borrowings	161	(15)	146
Long-term debt	1,271	(155)	1,116

Total interest-bearing liabilities	4,154	(2,305)	1,849

Change in net interest income	$28,228	$688	$28,916

Provision for Loan Losses

The following table summarizes the changes in the allowance for loan losses (“ALLL”) for both PCI and non-PCI loans for the periods presented.

(Dollars in thousands)	Non-PCI Loans	PCI Loans	Total
2013
Balance at January 1, 2013	$2,720	$1,278	$3,998
Net charge-offs	(2,424)	—	(2,424)
Provision for loan losses	4,386	1,083	5,469

Balance at December 31, 2013	$4,682	$2,361	$7,043

2012
Balance at January 1, 2012	$1,081	$—	$1,081
Net charge-offs	(2,437)	—	(2,437)
Provision for loan losses	4,076	1,278	5,354

Balance at December 31, 2012	$2,720	$1,278	$3,998

Provision for loan losses was $5.5 million in 2013 compared to $5.4 million in 2012. The 2013 provision for loan losses was comprised of $4.4 million in provision expense on non-PCI loans and $1.1 million of impairment on PCI loan pools. The ALLL was $7.0 million, or 0.51 percent of total loans as of December 31, 2013, compared to $4.0 million, or 0.52 percent of total loans as of December 31, 2012. Adjusted ALLL, which includes the ALLL and net acquisition accounting fair value adjustments for acquired loans, represented 2.74 percent of total loans as of December 31, 2013 compared to 2.69 percent as of December 31, 2012.

Nonperforming loans as a percentage of total loans was 1.58 percent as of December 31, 2013, which was a decline from 1.93 percent as of December 31, 2012. Total nonperforming assets (which include nonaccrual loans, loans past due 90 days or more and still accruing, and foreclosed assets) as a percentage of total assets was 1.55 percent as of December 31, 2013 compared to 1.89 percent as of December 31, 2012. The decline in the nonperforming assets ratio over the past year was due to the ECB Merger as well as Piedmont’s continuing efforts to resolve legacy problem assets while maximizing value. These resolution efforts have included a combination of asset sales through various channels and successful loan workout plans.

Loans acquired with evidence of credit deterioration since origination are accounted for as PCI loans. Subsequent to acquisition of these loans, estimates of cash flows expected to be collected are updated each reporting period based on assumptions regarding default rates, loss severities, and other factors that reflect current market conditions. If Piedmont has probable decreases in cash flows expected to be collected (other than due to decreases in interest rates), the provision for loan losses is charged, resulting in an increase to the allowance for loan losses. If there are probable and significant increases in cash flows expected to be collected, Piedmont will first reverse any previously established allowance for loan losses and then increase interest income as a prospective yield adjustment over the remaining life of the loans.

Piedmont’s quarterly PCI cash flow re-estimations resulted in total provision expense of $1.1 million in 2013 and $1.3 million in 2012. The ALLL related to PCI loans as of December 31, 2013 was $2.4 million. Of this amount, $1.0 million was related to a residential real estate loan pool, $1.0 million was related to a commercial real estate loan pool, $261 thousand was related to a construction and development loan pool, $53 thousand was related to a home equity loan pool, and $22 thousand was related to a consumer loan pool.

Non-Interest Income

The following table provides a summary of non-interest income for the periods presented.

(Dollars in thousands)	2013	2012
Service charges and fees on deposit accounts	$4,959	$2,131
Mortgage banking income	2,265	3,389
Government-guaranteed lending	5,586	3,159
Bank-owned life insurance	1,226	830
Gain on sales of available for sale securities	1,215	1,251
Gain on acquisition	7,773	—
Other	2,156	1,223

Total non-interest income	$25,180	$11,983

Non-interest income totaled $25.2 million in 2013 compared to $12.0 million in 2012. Non-interest income in 2013 included a one-time acquisition gain of $7.8 million related to the ECB Merger. Securities gains totaled $1.2 million as Piedmont recognized gains upon selling the majority of its municipal bonds for balance sheet management and tax purposes. Government-guaranteed, small business lending income, which includes gains on sales of the guaranteed portion of certain SBA loans originated by Piedmont as well as servicing fees on previously sold SBA loans, totaled $5.6 million. Piedmont sells the guaranteed portion of certain SBA loans in the secondary market without recourse and recognizes gains as those loans are sold at a premium. Additionally, service charges and fees, mortgage banking income, and bank-owned life insurance income totaled $5.0 million, $2.3 million, and $1.2 million, respectively, in 2013 and were all significantly impacted by the ECB Merger during the year.

Non-Interest Expense

The following table provides a summary of non-interest expense for the periods presented.

(Dollars in thousands)	2013	2012
Salaries and employee benefits	$37,255	$26,033
Occupancy and equipment	9,133	5,331
Data processing	3,920	2,833
FDIC insurance premiums	1,486	1,067
Professional services	2,857	3,142
Foreclosed asset expenses	473	649
Loan, collection, and repossession expense	2,974	1,686
Advertising and business development	1,185	1,156
Printing, postage, and supplies	1,111	833
Merger and conversion costs	14,650	3,242
Other	6,826	4,373

Total non-interest expense	$81,870	$50,345

Non-interest expense totaled $81.9 million in 2013 compared to $50.3 million in 2012. Salaries and employee benefits, occupancy and equipment, data processing, and other non-interest expense categories in 2013 were all significantly impacted by ECB Merger which added employees, branch and other facilities, and equipment to Piedmont’s expense base. Direct merger, transaction and system conversion costs, which totaled $14.7 million, as well as a higher general expense run rate following the ECB Merger significantly impacted non-interest expenses in 2013.

Piedmont’s operating efficiency ratio, which excludes non-recurring merger and conversion costs, improved from 88.42 percent in 2012 to 76.52 percent in 2013. Much of the improvement in the operating efficiency ratio was due to increased scale and operating leverage provided by the ECB Merger combined with cost cutting measures which will continue to benefit Piedmont going forward. For example, full time equivalent employees for Piedmont and VantageSouth combined decreased from 520 at the ECB Merger date to 455 as of December 31, 2013.

Income Taxes

Income tax expense was $2.0 million in 2013, which included a $1.2 million charge in the third quarter as a result of recently enacted decreases in North Carolina corporate income tax rates which are effective in future tax years. The income tax benefit in 2012 was $3.2 million, which included a $3.3 million reversal of a deferred tax valuation allowance. Taxable income is calculated using pre-tax net income adjusted for non-deductible merger costs as well as non-taxable municipal investment income and bank-owned life insurance income.

Based on Piedmont’s analysis of positive and negative evidence regarding future realization of its deferred tax assets, which included an evaluation of historical and forecasted pre-tax earnings, net operating loss carryforward periods, asset quality trends, capital levels, and potential tax planning strategies, Piedmont determined that there was sufficient positive evidence to indicate that it would likely realize the full value of VantageSouth’s deferred tax assets and therefore determined that no valuation allowance on VantageSouth’s deferred tax assets was needed as of December 31, 2013. However, due to certain limitations on the utilization of deferred taxes at the Piedmont holding company level, Piedmont has placed a full valuation allowance totaling $5.0 million on deferred taxes generated at Piedmont.

Analysis of Financial Condition

Total assets were $2.12 billion as of December 31, 2013, which was a significant increase from $1.09 billion as of December 31, 2012. The ECB Merger provided $856.1 million of asset growth in 2013. Earning assets totaled $1.89 billion, or 89 percent of total assets, as of December 31, 2013 and $958.2 million, or 88 percent of total assets, as of December 31, 2012. Earning assets as of December 31, 2013 consisted of $1.39 billion in gross loans, $8.7 million in loans held for sale, $413.8 million in investment securities, including FHLB stock, and $71.7 million in federal funds sold and interest-earning deposits with correspondent banks. Deposits were $1.67 billion as of December 31, 2013, which was an increase of $801.3 million from deposits as of December 31, 2012. The ECB Merger provided $736.1 million of deposit growth in 2013. Short-term borrowings increased by $119.0 million while long-term debt increased by $53.1 million. Stockholders’ equity, including non-controlling interests, increased by $57.7 million, which was primarily due to $66.1 million of net assets acquired in the ECB Merger, partially offset by a decline in accumulated other comprehensive income.

Since the ECB Merger significantly impacted each major component of Piedmont’s balance sheet, the following table has been provided to summarize the year-to-date changes in major balance sheet components including and excluding the acquired ECB balances.

(Dollars in thousands)	December 31, 2013	December 31, 2012	YTD Change	Acquired ECB Balances April 1, 2013	YTD Change Excluding Acquired ECB Balances
Cash and cash equivalents	$100,780	$50,513	$50,267	$24,008	$26,259
Investment securities available for sale	404,888	136,491	268,397	289,359	(20,962)
Loans held for sale	8,663	16,439	(7,776)	13,456	(21,232)
Loans	1,392,833	768,209	624,624	453,054	171,570
Allowance for loan losses	(7,043)	(3,998)	(3,045)	—	(3,045)
Other assets	222,983	122,154	100,829	76,199	24,630

Total assets	$2,123,104	$1,089,808	$1,033,296	$856,076	$177,220

Deposits	$1,672,231	$870,962	$801,269	$736,114	$65,155
Short-term borrowings	126,500	7,500	119,000	34,284	84,716
Long-term debt	72,921	19,864	53,057	16,460	36,597
Other liabilities	13,002	10,760	2,242	3,131	(889)

Total liabilities	1,884,654	909,086	975,568	789,989	185,579
Stockholders’ equity(1)	238,450	180,722	57,728	66,087	(8,359)

Total liabilities and stockholders’ equity	$2,123,104	$1,089,808	$1,033,296	$856,076	$177,220

(1)	Acquired ECB stockholders’ equity balance includes an acquisition gain of $7.8 million which was recorded in earnings in the second quarter of 2013.

Investment Securities

The amortized cost and fair value of the available-for-sale securities portfolio was $415.1 million and $404.4 million, respectively, as of December 31, 2013 compared with $132.9 million and $136.3 million, respectively, as of December 31, 2012. Excluding acquired ECB investments, available for sale securities declined by $21.0 million during 2013, which partially funded Piedmont’s core loan growth. Piedmont also drew down its investment portfolio to properly manage its liquidity and interest rate risk position following the ECB Merger.

Marketable investment securities are accounted for as available for sale and are recorded at fair value with unrealized gains and losses charged to accumulated other comprehensive income. The investment securities portfolio as of December 31, 2013 consisted of U.S. government-sponsored enterprise (“GSE”) securities, securities guaranteed by the SBA, residential mortgage-backed securities (“MBS”), which were all issued by GSEs, investment grade corporate bonds, investment grade commercial MBS issued by financial institutions, investment grade non-taxable municipal obligations, and the common stock of other financial institutions. As of December 31, 2013 and 2012, the securities portfolio had $2.4 million and $3.5 million, respectively, of unrealized gains and $13.0 million and $96 thousand, respectively, of unrealized losses. None of these securities had been in an unrealized loss position for more than twelve months at either date.

Piedmont sold most of its municipal bonds in the first quarter of 2013 for tax planning and balance sheet management purposes. Proceeds from sales of securities in 2013 totaled $174.3 million, which resulted in $1.3 million of gross gains and $35 thousand of gross losses. Proceeds from sales of securities in 2012 totaled $86.6 million, which resulted in $1.3 million of gross gains and $84 thousand of gross losses.

The following table summarizes the amortized cost and fair value of the securities portfolio for the dates indicated.

	December 31, 2013		December 31, 2012		December 31, 2011
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale securities:
U.S. government-sponsored enterprise securities	$14,834	$14,673	$—	$—	$—	$—
SBA-guaranteed securities	66,579	65,880	—	—	—	—
Residential MBS	216,818	205,260	76,249	76,777	121,816	121,901
Corporate bonds	109,423	110,740	30,861	32,508	28,042	27,966
Commercial MBS	5,867	5,938	6,612	6,885	—	—
Municipal bonds—non-taxable	600	601	15,492	16,201	13,281	13,514
Municipal bonds—taxable	—	—	2,583	2,725	1,464	1,632
Other debt securities	253	253	1,083	1,157	3,916	4,004
Marketable equity securities	677	1,043	37	58	520	566

Total	$415,051	$404,388	$132,917	$136,311	$169,039	$169,583

Held to maturity securities:
Corporate bonds	$500	$500	$180	$410	$421	$421

The following table summarizes debt securities in the investment portfolio as of December 31, 2013, segregated by major category with ranges of maturities and average yields.

	December 31, 2013
(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield (1)
U.S. government-sponsored enterprise securities:
One to five years	$14,834	$14,673	1.11%

Total	14,834	14,673	1.11

SBA-guaranteed securities:
One to five years	8,048	8,029	1.27
Over five to ten years	57,031	56,347	1.41
After ten years	1,500	1,504	2.14

Total	66,579	65,880	1.41

Residential MBS(2):
Within one year	77	77	2.91
One to five years	57,447	55,760	1.68
Over five to ten years	103,498	97,738	2.15
After ten years	55,796	51,685	2.76

Total	216,818	205,260	2.18

Corporate bonds:
One to five years	96,328	98,060	2.10
Over five to ten years	13,095	12,680	2.32

Total	109,423	110,740	2.13

Commercial MBS(2):
One to five years	5,867	5,938	2.50

Total	5,867	5,938	2.50

Municipal bonds—taxable:
Within one year	600	601	6.44

Total	600	601	6.44

Other debt securities:
One to five years	253	253	1.69

Total	253	253	1.69

Total debt securities	$414,374	$403,345	2.02%

(1)	Yields are calculated on a taxable equivalent basis using the statutory federal income tax rate of 34 percent. Yields are calculated based on the amortized cost of the securities.
(2)	Mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on contractual maturity. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.

As of December 31, 2013, the weighted average life of the investment portfolio was 6.6 years and the effective duration was 3.2 years.

Piedmont also owned $8.9 million and $2.3 million of FHLB stock as of December 31, 2013 and December 31, 2012, respectively. This stock is recorded at cost and is classified separately from investment securities on the consolidated balance sheets.

Loans

The primary goal of Piedmont’s lending function is to help clients achieve their financial goals by providing quality loan products that are fair to the client and profitable to Piedmont. In addition to the importance placed on client knowledge and continuous involvement with clients, Piedmont’s lending process incorporates the standards of a consistent company-wide credit culture and an in-depth knowledge of our local markets. Furthermore, Piedmont employs strict underwriting criteria governing the degree of assumed risk and the diversity of the loan portfolio. In this context, Piedmont strives to meet the credit needs of businesses and consumers in its markets while pursuing a balanced strategy of loan profitability, loan growth, and loan quality.

Loans, net of deferred loan fees, totaled $1.39 billion as of December 31, 2013, which was an increase of $624.6 million, or 45 percent, from December 31, 2012. Excluding acquired ECB loans, organic loan growth was $171.6 million in 2013. Piedmont generated robust net loan growth during the year which was driven by loan originations totaling $529.1 million. The following table summarizes the loan portfolio composition by category as of December 31 for the years presented.

	2013		2012		2011		2010		2009
(Dollars in thousands)	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial real estate	$670,293	48.11%	$393,218	51.18%	$367,693	49.90%	$18,854	28.04%	$—	N/A
Residential real estate and home equity	285,768	20.51%	189,758	24.70%	200,368	27.20%	29,783	44.29%	—	N/A
Commercial and industrial	230,614	16.55%	98,701	12.85%	62,754	8.52%	9,898	14.72%	—	N/A
Construction and development	198,314	14.23%	82,304	10.71%	99,878	13.56%	7,046	10.48%	—	N/A
Consumer	8,332	0.60%	4,325	0.56%	6,046	0.82%	1,658	2.47%	—	N/A

Total loans	1,393,321	100.00%	768,306	100.00%	736,739	100.00%	67,239	100.00%	—	N/A

Less: deferred loan fees	(488)		(97)		(345)		—		—

Total loans, net	$1,392,833		$768,209		$736,394		$67,239		$—

For each acquired loan portfolio, Piedmont made fair value adjustments by projecting expected future principal and interest cash flows over the remaining life of each loan and then discounting those cash flows based on then-current market rates for similar loans. Because acquired loans are marked to fair value and the legacy allowance for loan losses is eliminated at acquisition, Piedmont believes an analysis of the loan portfolio carrying value and unpaid borrower principal balances (“UPB”) is important in evaluating the portfolio.

The following table summarizes the UPB and carrying amounts of the loan portfolio by type.

	December 31, 2013			December 31, 2012
(Dollars in thousands)	UPB	Carrying Amount	% of UPB	UPB	Carrying Amount	% of UPB
Commercial:
Commercial real estate	$686,390	$670,293	97.7%	$403,145	$393,218	97.5%
Commercial and industrial	234,905	230,614	98.2	100,893	98,701	97.8%
Construction and development	184,550	175,794	95.3	83,936	76,101	90.7%
Consumer:
Residential real estate	196,343	191,378	97.5	130,235	126,272	97.0%
Construction and development	24,108	22,520	93.4	6,457	6,203	96.1%
Home equity	98,527	94,390	95.8	66,634	63,486	95.3%
Consumer	8,697	8,332	95.8	4,382	4,325	98.7%

Total	$1,433,520	$1,393,321	97.2%	$795,682	$768,306	96.6%

The following table summarizes the scheduled maturities of loans separated by fixed and variable rate loans.

	December 31, 2013
(Dollars in thousands)	Commercial Real Estate	Commercial Construction and Development	Commercial and Industrial	Residential Real Estate	Consumer Construction	Home Equity	Consumer	Total
Fixed Rate:(1)
1 year or less	$35,480	$10,870	$9,821	$12,468	$3,789	$171	$1,587	$74,186
1-5 years	327,939	29,912	51,524	69,904	12,403	3,468	4,515	499,665
After 5 years	80,953	4,162	13,611	23,382	719	261	523	123,611

Total	444,372	44,944	74,956	105,754	16,911	3,900	6,625	697,462
Variable Rate:(1)
1 year or less	29,368	76,486	78,863	9,805	4,531	1,933	689	201,675
1-5 years	136,548	37,589	48,001	14,306	1,078	8,605	682	246,809
After 5 years	60,005	16,775	28,794	61,513	—	79,952	336	247,375

Total	225,921	130,850	155,658	85,624	5,609	90,490	1,707	695,859

Total loans	$670,293	$175,794	$230,614	$191,378	$22,520	$94,390	$8,332	$1,393,321

(1)	Loan maturities are presented based on the final contractual maturity of each loan and do not reflect contractual principal payments prior to maturity on amortizing loans.

Nonperforming Assets

Loans are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. Loans are generally classified as nonaccrual if they are past due for a period of 90 days or more, unless such loans are well secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or as partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance of interest and principal by the borrower in accordance with the contractual terms.

PCI loans with common risk characteristics are grouped in pools at acquisition. These loans are evaluated for accrual status at the pool level rather than the individual loan level and performance is based on management’s ability to reasonably estimate the amount and timing of future cash flows rather than a borrower’s ability to repay contractual loan amounts. Since management is able to reasonably estimate the amount and timing of future cash flows on Piedmont’s PCI loan pools, none of these loans have been identified as nonaccrual. However, PCI loans included in pools are identified as nonperforming if they become past due 90 days or more.

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Assets acquired as a result of foreclosure are recorded at estimated fair value in other real estate (or foreclosed assets). Any excess of cost over estimated fair value at the time of foreclosure is charged to the allowance for loan losses. Valuations are periodically performed on these properties, and any subsequent write-downs are charged to earnings. Routine maintenance and other holding costs are included in non-interest expense.

A loan is classified as a troubled debt restructuring (“TDR”) by Piedmont when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. Piedmont grants concessions by (1) reduction of the stated interest rate for the remaining original life of the debt or (2) extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk. Piedmont does not generally grant concessions through forgiveness of principal or accrued interest.

Piedmont’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual until there is demonstrated performance under new terms. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on non-accrual status. Piedmont closely monitors these loans and ceases accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms.

The following table summarizes Piedmont’s nonperforming assets as of December 31 for the years presented.

(Dollars in thousands)	2013	2012	2011	2010	2009
Nonaccrual loans:
Commercial real estate	$4,747	$1,763	$731	$380	$—
Construction and development	3,285	553	1,558	—	—
Commercial and industrial	2,154	64	45	—	—
Residential real estate and home equity	4,378	3,392	1,173	67	—
Consumer	164	223	1	—	—

Total nonaccrual loans	14,728	5,995	3,508	447	—
Accruing loans past due 90 days or more(1)	7,288	8,819	22,888	2,075	—

Total nonperforming loans	22,016	14,814	26,396	2,522	—
Foreclosed assets	10,823	5,837	11,537	890	—

Total nonperforming assets	$32,839	$20,651	$37,933	$3,412	$—

Restructured loans not included above	$534	$104	$782	$—	$—

(1)	Balances are comprised of PCI loans past due 90 days or more that are grouped in pools which accrue interest based on pool yields.

Nonperforming loans as a percentage of total loans was 1.58 percent as of December 31, 2013, which was a decline from 1.93 percent as of December 31, 2012. Nonperforming assets as a percentage of total assets as of December 31, 2013 was 1.55 percent, which was a decline from 1.89 percent as of December 31, 2012. The decline in the nonperforming assets ratio over the past year was due to the ECB Merger as well as Piedmont’s continuing efforts to resolve legacy problem assets while maximizing value. These resolution efforts have included a combination of asset sales through various channels and successful loan workout plans.

The allowance for loan losses to nonperforming loans ratio was 31.99 percent as of December 31, 2013. Including net acquisition accounting fair value adjustments, this ratio was 173.49 percent as of December 31, 2013.

Allowance for Loan Losses

The ALLL and related provision are calculated for Piedmont’s two portfolio categories: PCI loans and non-PCI loans. The following description of Piedmont’s ALLL methodology primarily relates to non-PCI loans. The ALLL is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the ALLL occur as a result of provisions charged to operations and recoveries of amounts previously charged off, and decreases to the ALLL occur when loans are charged off. Management evaluates the adequacy of the ALLL on at least a quarterly basis. For non-PCI loans, the evaluation of the adequacy of the ALLL includes both loans evaluated collectively for impairment and loans evaluated individually for impairment. The determination of loss rates on loans collectively evaluated for impairment involves considerations of historic loan loss experience as well as certain qualitative factors such as current delinquency levels and trends, loan growth, loan portfolio composition, prevailing economic conditions, the loan review function, and other relevant factors. Trailing three-year historical loss rates are used in combination with the qualitative factors to determine appropriate loss rates for each identified risk category.

Piedmont utilizes an internal grading system to assign the degree of inherent risk on each loan in the portfolio. The risk grade is initially assigned by the lending officer and reviewed by the credit administration function. The internal risk grading system is reviewed and tested periodically by the loan review function. Piedmont’s ALLL model uses the internal loan grading system to segment each category of loans by risk grade. Calculated loss rates are weighted more heavily for higher risk loans.

A loan is considered individually impaired when, based on current information and events, if it is probable that Piedmont will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Only borrowers with a combined balance of $200 thousand or more or have been modified in a troubled debt restructuring (“TDR”) are individually evaluated for impairment. Reserves, or charge-offs, on individually impaired loans that are collateral dependent are based on the fair value of the underlying collateral, less an estimate of selling costs, while reserves, or charge-offs, on loans that are not collateral dependent are based on either an observable market price, if available, or the present value of expected future cash flows discounted at the historical effective interest rate.

The following table presents the allocation of the ALLL as of December 31 for the years presented.

	2013		2012		2011
(Dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate	$2,419	34.35%	$1,524	38.12%	$457	42.27%
Construction and development	1,587	22.53	615	15.38	235	21.74
Commercial and industrial	805	11.43	798	19.96	197	18.22
Residential real estate and home equity	2,149	30.51	1,025	25.64	179	16.56
Consumer	83	1.18	36	0.90	13	1.21

Total ALLL	$7,043	100.00	$3,998	100.00	$1,081	100.00

The following table summarizes changes in the ALLL for the periods presented.

(Dollars in thousands)	2013	2012	2011	2010	2009
ALLL at beginning of period	$3,998	$1,081	$2,083	$—	$—
Charge-offs:
Commercial real estate	(20)	—	(812)	(322)	—
Construction and development	(723)	(415)	(1,481)	—	—
Commercial and industrial	(483)	(250)	(3)	—	—
Residential real estate and home equity	(1,230)	(1,937)	(3)	(49)	—
Consumer	(265)	(147)	(367)	—	—

Total charge-offs	(2,721)	(2,749)	(2,666)	(371)	—

Recoveries:
Commercial real estate	26	—	—	2	—
Construction and development	47	125	20	—	—
Commercial and industrial	23	19	8	76	—
Residential real estate and home equity	185	159	9	—	—
Consumer	16	9	6	—	—

Total recoveries	297	312	43	78	—

Net charge-offs	(2,424)	(2,437)	(2,623)	(293)	—
Provision for loan losses	5,469	5,354	1,621	2,376	—

ALLL at end of period	$7,043	$3,998	$1,081	$2,083	$—

Net charge-offs to average loans	0.20%	0.33%	1.29%	0.49%	N/A

The ALLL to total loans was 0.51 percent as of December 31, 2013, which was a slight decrease from 0.52 percent as of December 31, 2012. However, including acquisition accounting fair value discounts, the adjusted ALLL increased from 2.69 percent as of December 31, 2012 to 2.74 percent as of December 31, 2013. The increase in adjusted ALLL was primarily due to the fair value adjustments applied to acquired ECB loans. The following non-GAAP reconciliation provides a calculation of the adjusted ALLL and the related adjusted ALLL as a percentage of total loans for the periods presented.

(Dollars in thousands)	December 31, 2013	December 31, 2012
Allowance for loan losses (GAAP)	$7,043	$3,998
Net acquisition accounting fair value discounts to loans	31,152	16,633

Adjusted allowance for loan losses	38,195	20,631
Loans	$1,392,833	$768,209

Adjusted allowance for loan losses to loans (Non-GAAP)	2.74%	2.69%

Deposits

Total deposits as of December 31, 2013 were $1.67 billion, an increase of $801.3 million from December 31, 2012. Excluding acquired ECB deposits, organic deposit growth was $65.2 million. The following table summarizes the average balances outstanding and average interest rates for each major category of deposits for the periods presented.

	2013			2012
(Dollars in thousands)	Average Balance	% of Total	Average Rate	Average Balance	% of Total	Average Rate
Non-interest demand	$167,058	11.56%	—%	$98,089	11.46%	—%
Interest-bearing demand	297,162	20.57	0.22	149,841	17.50	0.43
Money market and savings	422,543	29.25	0.32	232,329	27.13	0.62
Time deposits	557,853	38.62	0.75	376,019	43.91	0.94

Total average deposits	$1,444,616	100.00%	0.43%	$856,278	100.00%	0.66%

The overall mix of average deposits shifted in the periods presented above as time deposits declined as a proportion of total average deposits while interest-bearing demand and money market and savings deposits increased. Piedmont believes its deposit product offerings are properly structured to attract and retain core low-cost deposit relationships. The average cost of deposits decreased to 0.43 percent in 2013 from 0.66 percent in 2012 as Piedmont adjusted interest rates it pays on certain checking and money market accounts during 2013 and incorporated the ECB deposit base.

The following table summarizes the amounts and maturities of time deposits with balances of $100 thousand or more.

(Dollars in thousands)	December 31, 2013
Remaining maturity:
Three months or less	$94,258
Over three months through one year	125,821
Over one year through three years	105,170
Over three years through five years	37,809
Over five years	—

Total	$363,058

Short-Term Borrowings and Long-Term Debt

Piedmont uses short-term borrowings and long-term debt to provide both funding and, to a lesser extent, regulatory capital. Short-term borrowings totaled $126.5 million as of December 31, 2013 and consisted of ten FHLB advances maturing in 2014. Long-term debt totaled $72.9 million as of December 31, 2013, which was an increase from $19.9 million as of December 31, 2012. Long-term debt as of December 31, 2013 included $19.3 million of fixed-rate FHLB advances maturing from 2015 to 2017, a $7.0 million subordinated term loan due 2018, $38.1 million of subordinated notes due 2023, $5.6 million of junior subordinated to an unconsolidated trust due 2033, and a capital lease obligation of $3.1 million. The increase in total borrowings was used to fund a portion of VantageSouth Bank’s 2013 loan growth and allowed Piedmont to hedge the interest rates on short-term FHLB advances, which was intended to partially offset the risk of rising interest rates on the investment securities portfolio.

Stockholders’ Equity

Total stockholders’ equity was $238.5 million at December 31, 2013 compared to $180.7 million at December 31, 2012. Total Piedmont stockholders’ equity, excluding non-controlling interests, was $141.1 million as of December 31, 2013, which was a decrease from $141.9 million as of December 31, 2012. The decrease in Piedmont’s stockholders’ equity was primarily due to an other comprehensive loss of $4.3 million partially offset by 2013 net income of $2.5 million and $917 thousand in 2013 stock-based compensation. The decline in accumulated other comprehensive income was largely due to rising long-term interest rates in 2013 which reduced the value of the investment securities portfolio and created an unrealized loss position. The unrealized losses on securities available for sale were partially offset by the increasing value of the cash flow hedges on forecasted short-term FHLB advances that Piedmont entered into in the second quarter of 2013. These cash flow hedges were intended to partially protect stockholders’ equity against the risk of rising interest rates on the investment securities portfolio.

Liquidity

Liquidity management involves the ability to fund the needs and requirements of depositors and borrowers, paying operating expenses and ensuring compliance with regulatory liquidity requirements. To ensure Piedmont is positioned to meet immediate and future cash demands, it relies on internal analysis of liquidity, knowledge of current economic and market trends and forecasts of future conditions. Investment portfolio principal payments and maturities, loan principal payments, deposit growth, brokered deposit sources, and available borrowings from the FHLB, the Federal Reserve Bank, and various federal funds lines from correspondent banks are the primary sources of liquidity for Piedmont. The primary uses of liquidity are repayments of borrowings, deposit maturities and withdrawals, disbursements of loan proceeds, and investment purchases.

As of December 31, 2013, liquid assets (which include cash and due from banks, interest-earning deposits with banks, federal funds sold and investment securities available for sale) totaled $505.2 million, which represented 24 percent of total assets and 30 percent of total deposits. Supplementing this on-balance sheet liquidity, Piedmont has available off-balance sheet liquidity in the form of lines of credit from the FHLB and other correspondent banks which totaled $223.9 million as of December 31, 2013. Management believes that the aggregate liquidity position of Piedmont is sufficient to meet deposit maturities and withdrawals, borrowing commitments, loan funding requirements, and operating expenses. Core deposits (total deposits less brokered deposits), one of Piedmont’s most stable sources of liquidity, together with common equity capital, funded $1.67 billion, or 79 percent, of total assets as of December 31, 2013 compared with $930.1 million, or 85 percent, of total assets as of December 31, 2012.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The following table presents Piedmont’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient. The table excludes liabilities recorded where management cannot reasonably estimate the timing of any payments that may be required in connection with these liabilities.

	December 31, 2013
(Dollars in thousands)	1 Year or Less	Over 1 to 3 Years	Over 3 to 5 Years	More Than 5 Years	Total
Time deposits	$357,495	$217,442	$59,978	$—	$634,915
Short-term borrowings	126,500	—	—	—	126,500
Long-term debt	—	19,299	—	53,196	72,495
Capital lease obligation	211	584	617	3,747	5,159
Operating leases	3,095	5,499	5,217	5,901	19,712

Total contractual obligations	$487,301	$242,824	$65,812	$62,844	$858,781

Piedmont’s significant commitments and obligations are summarized in the accompanying table. Not all of the commitments presented in this table will be used, thus the actual cash requirements are likely to be significantly less than the amounts reported.

(Dollars in thousands)	December 31, 2013
Commitments to extend credit	$293,371
Financial standby letters of credit	8,571
Capital commitment to private investment fund	1,744

Total commitments	$303,686

Capital

The maintenance of appropriate levels of capital is a management priority and is monitored on a regular basis. Piedmont’s principal goals related to the maintenance of capital are to provide adequate capital to support Piedmont’s risk profile, provide financial flexibility to support future growth and client needs, comply with relevant laws, regulations, and supervisory guidance, and provide a competitive return to stockholders.

Banking regulators have defined capital into the following components: (1) Tier 1 capital, which includes common stockholders’ equity and qualifying preferred equity, and (2) Tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined Tier 1 and Tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent. In addition to the risk-based guidelines, federal regulations require financial institutions to maintain a minimum leverage ratio (Tier 1 capital as a percentage of tangible assets) of 4.0 percent.

The table below summarizes the calculation of Piedmont’s and VantageSouth Bank’s regulatory capital ratios.

(Dollars in thousands)	As Reported by Piedmont	As Reported by VantageSouth Bank	Minimum Requirements To Be:
			Adequately Capitalized	Well Capitalized
December 31, 2013
Tier 1 capital	$173,495	$202,200
Tier 2 capital	52,500	14,450

Total capital	$225,995	$216,650

Average assets for leverage ratio	$1,993,668	$1,990,502

Risk-adjusted assets	$1,710,430	$1,706,081

Regulatory capital ratios:
Total risk-based capital	13.21%	12.70%	8.00%	10.00%
Tier 1 risk-based capital	10.14	11.85	4.00	6.00
Tier 1 leverage	8.70	10.16	4.00	5.00

December 31, 2012
Tier 1 capital	$123,500	$114,988
Tier 2 capital	10,947	10,977

Total capital	$134,447	$125,965

Average assets for leverage ratio	$1,010,150	$1,004,298

Risk-adjusted assets	$846,619	$841,944

Regulatory capital ratios:
Total risk-based capital	15.88%	14.96%	8.00%	10.00%
Tier 1 risk-based capital	14.59	13.66	4.00	6.00
Tier 1 leverage	12.23	11.45	4.00	5.00

Piedmont’s tangible book value per common share was $81.92 as of December 31, 2013 compared to $79.73 as of December 31, 2012. The following table presents the calculation of tangible book value per common share.

(Dollars in thousands)	December 31, 2013	December 31, 2012
Total Piedmont Community Bank Holdings, Inc. stockholders’ equity (GAAP)	$141,074	$141,938
Less: goodwill and other intangible assets allocated to Piedmont, net of tax	20,920	24,999

Tangible common equity (Non-GAAP)	$120,154	$116,939
Common shares outstanding	1,466,664	1,466,664

Tangible book value per common share (Non-GAAP)	$81.92	$79.73

Common Stock Offering and TARP Preferred Stock Redemption

On January 31, 2014, VantageSouth completed the sale of 9.2 million shares of its common stock for $46.9 million in a private placement issuance to new and existing investors, including certain members of Piedmont’s Board of Directors and their affiliates (the “Capital Raise”). After the Capital Raise, Piedmont owns approximately 58% of VantageSouth. The net proceeds of the Capital Raise were primarily used to redeem VantageSouth’s Series A and Series B Preferred Stock, which occurred on February 19, 2014. VantageSouth also intends to use a portion of the proceeds from the Capital Raise to repurchase the common stock warrants also previously issued to Treasury.

Quantitative and Qualitative Disclosures About Market Risk

Piedmont intends to reach its strategic financial objectives through the effective management of market risk. Like many financial institutions, Piedmont’s most significant market risk exposure is interest rate risk. Piedmont’s primary goal in managing interest rate risk is to minimize the effect that changes in market interest rates have on earnings and capital. This is accomplished through the active management of the balance sheet. The goal of these activities is to structure the maturity and repricing of assets and liabilities to produce stable net interest income despite changing interest rates. Piedmont’s overall interest rate risk position is maintained within a series of policies approved by the Board of Directors and guidelines established and monitored by VantageSouth Bank’s Asset/Liability Committee (“ALCO”).

To measure, monitor, and report on interest rate risk, Piedmont begins with two models: (1) net interest income (“NII”) at risk, which measures the impact on NII over the next twelve and twenty-four months to immediate changes in interest rates and (2) net economic value of equity (“EVE”), which measures the impact on the present value of net assets to immediate changes in interest rates. NII at risk is designed to measure the potential short-term impact of changes in interest rates on NII. EVE is a long-term measure of interest rate risk to Piedmont’s balance sheet, or equity. Finally, gap analysis, which is the difference between the amount of balance sheet assets and liabilities repricing within a specified time period, is used as a secondary measurement of Piedmont’s interest rate risk position. All of these models are subject to ALCO guidelines and are monitored regularly.

In calculating NII at risk, Piedmont begins with a base amount of NII that is projected over the next twelve and twenty-four months, assuming that the balance sheet is static and the yield curve remains unchanged over the period. The current yield curve is then “shocked,” or moved immediately, ±1.0 percent, ±2.0 percent, ±3.0 percent and ±4.0 percent in a parallel fashion, or at all points along the yield curve. New twelve-month NII projections are then developed using the same balance sheet but with the new yield curves, and these results are compared to the base scenario. Piedmont also performs yield curve twist scenarios to evaluate potential NII at risk under different scenarios such as a flattening yield curve, a steepening curve, and others that management deems necessary.

EVE at risk is based on the change in the present value of all assets and liabilities under different interest rate scenarios. The present value of existing cash flows with the current yield curve serves as the base case. Piedmont then applies an immediate parallel shock to that yield curve of ±1.0 percent, ±2.0 percent, ±3.0 percent and ±4.0 percent and recalculates the cash flows and related present values.

Key assumptions used in the models described above include the timing of cash flows, the maturity and repricing of assets and liabilities, changes in market conditions, and interest-rate sensitivities of Piedmont’s non-maturity deposits with respect to interest rates paid and the level of balances. These assumptions are inherently uncertain and, as a result, the models cannot precisely calculate future NII or predict the impact of changes in interest rates on NII and EVE. Actual results could differ from simulated results due to the timing, magnitude and frequency of changes in interest rates and market conditions, changes in spreads and management strategies, among other factors. Projections of NII are assessed as part of Piedmont’s forecasting process.

NII and EVE Analysis. The following table presents the estimated exposure to NII for the next twelve months due to immediate changes in interest rates and the estimated exposure to EVE due to immediate changes in interest rates. All information is presented as of December 31, 2013.

	December 31, 2013
(Dollars in thousands)	Estimated Exposure to NII	Estimated Exposure to EVE
Immediate change in interest rates:
+ 4.0%	11.24%	8.20%
+ 3.0%	8.04	6.79
+ 2.0%	4.41	4.76
+ 1.0%	0.82	2.37
No change	—	—
- 1.0%	(1.50)	(4.00)

While the measures presented in the table above are not a prediction of future NII or EVE valuations, they do suggest that if all other variables remained constant, immediate increases in interest rates at all points on the yield curve may produce higher NII in the short term. Other important factors that impact the levels of NII are balance sheet size and mix, interest rate spreads, the slope of the yield curve, the speed of interest rates changes, and management actions taken in response to the preceding conditions.

Interest Rate Gap Analysis. Interest rate gap analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The “gap” is the difference between the amounts of such assets and liabilities that are subject to repricing.

The table below sets forth the contractual repricing schedule of interest-earning assets and interest-bearing liabilities as of December 31, 2013. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable or variable rates are shown as being due within the next twelve months. Non-maturity deposit accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled or expected amortizing principal payments that will be received throughout the lives of the loans or investments. The interest rate sensitivity of Piedmont’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used.

	December 31, 2013
(Dollars in thousands)	1 Year or Less	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Interest-earning assets:
Loans:
Adjustable or variable rate	$695,859	$—	$—	$—	$695,859
Fixed rate	74,186	174,322	325,343	123,611	697,462
Loans held for sale	8,663	—	—	—	8,663
Interest-earning deposits with banks	71,699	—	—	—	71,699
Investment securities available for sale	1,721	71,258	111,455	219,954	404,388
Investment securities held to maturity	500	—	—	—	500
FHLB stock	8,929	—	—	—	8,929

Total interest-earning assets	$861,557	$245,580	$436,798	$343,565	$1,887,500

Interest-bearing liabilities:
Deposits:
Non-maturity deposits	$1,037,316	$—	$—	$—	$1,037,316
Time	357,495	217,442	59,978	—	634,915
Short-term borrowings	126,500	—	—	—	126,500
Long-term debt	22	19,471	232	53,196	72,921

Total interest-bearing liabilities	$1,521,333	$236,913	$60,210	$53,196	$1,871,652

Quarterly Financial Information

The table below presents condensed unaudited information relating to quarterly periods in the years ended December 31, 2013 and 2012.

(Dollars in thousands, except per share data)	Fourth Quarter 2013	Third Quarter 2013	Second Quarter 2013	First Quarter 2013	Fourth Quarter 2012	Third Quarter 2012	Second Quarter 2012	First Quarter 2012
Summary of Operations:
Interest income	$22,658	$22,303	$22,484	$11,645	$11,901	$12,006	$11,910	$12,275
Interest expense	2,774	2,321	1,974	1,584	1,598	1,597	1,777	1,832

Net interest income	19,884	19,982	20,510	10,061	10,303	10,409	10,133	10,443
Provision for loan losses	757	1,280	1,492	1,940	1,167	1,077	2,046	1,064

Net interest income after provision for loan losses	19,127	18,702	19,018	8,121	9,136	9,332	8,087	9,379
Non-interest income	4,553	4,537	12,628	3,462	4,232	3,300	2,462	1,989
Non-interest expense	18,370	18,943	31,353	13,204	15,557	11,943	11,066	11,779

Income (loss) before income taxes	5,310	4,296	293	(1,621)	(2,189)	689	(517)	(411)
Income tax expense (benefit)	2,220	2,997	(2,808)	(395)	(2,467)	(66)	(486)	(197)

Net income (loss)	3,090	1,299	3,101	(1,226)	278	755	(31)	(214)
Net income (loss) attributable to non-controlling interests	1,353	820	1,343	202	(89)	278	1,682	64

Net income (loss) attributable to Piedmont Community Bank Holdings, Inc.	$1,737	$479	$1,758	$(1,428)	$367	$477	$(1,713)	$(278)

Basic earnings (loss) per common share	$1.18	$0.33	$1.20	$(0.97)	$0.25	$0.33	$(1.17)	$(0.19)

Diluted earnings (loss) per common share	$1.18	$0.33	$1.20	$(0.97)	$0.25	$0.33	$(1.17)	$(0.19)

Net income was $3.1 million in the fourth quarter of 2013 compared to $278 thousand in the fourth quarter of 2012. Net income attributable to Piedmont was $1.7 million, or $1.18 per common share, in the fourth quarter of 2013 compared to net income of $367 thousand, or $0.25 per common share, in the fourth quarter of 2012. Net operating earnings, which exclude securities gains, merger and conversion costs, and the reversal of a deferred tax valuation allowance, improved to $3.7 million in fourth quarter of 2013 from $1.6 million in the fourth quarter of 2012 as Piedmont improved its financial performance following the ECB Merger by increasing net interest income, lowering provision for loan losses, increasing non-interest income, and by improving its operating efficiency. Similarly, pre-tax, pre-provision operating earnings increased to $6.7 million in the fourth quarter of 2013 from $489 thousand in the fourth quarter of 2012.

Net interest income was $19.9 million in the fourth quarter of 2013 compared to $10.3 million in the fourth quarter of 2012. The increase in net interest income was the result of a significant increase in earning assets from organic business activity and the ECB Merger. Average earning assets increased from $1.07 billion in the fourth quarter of 2012 to $2.06 billion in the fourth quarter of 2013. Over this period, average loan balances increased by $629.4 million, of which $466.5 million was from acquired ECB loans, and average investment securities balances increased by $264.2 million. In addition, average deposits increased by $777.7 million, including $736.1 million from the ECB Merger.

Piedmont’s net interest margin declined from 4.42 percent in the fourth quarter of 2012 to 4.32 percent in the fourth quarter of 2013. The margin reduction was primarily due to declining yields on interest-earning assets partially offset by lower costs on interest-bearing liabilities. The yield on earning assets declined from 5.10 percent in the fourth quarter of 2012 to 4.92 percent in the fourth quarter of 2013, which reflected flat loan yields and lower yields on investment securities. Consistent loan yields were a product of lower prevailing market loan rates on new loan originations offset by a favorable impact from acquisition accounting fair value adjustments. Securities yields declined as Piedmont reinvested principal paydowns and proceeds from sales at lower current market rates.

The cost of interest-bearing liabilities declined from 0.80 percent in the fourth quarter of 2012 to 0.69 percent in the fourth quarter of 2013, which primarily reflected a lower cost of deposits as Piedmont adjusted interest rates it pays on certain checking and money market accounts in the second quarter of 2013 and incorporated the ECB deposit base. Piedmont also increased its level of short-term borrowings in the form of FHLB advances which lowered overall funding costs. These reductions were partially offset by an increase in the cost of long-term debt from the issuance of $38.1 million of subordinated debt in August 2013. These subordinated notes were issued to further strengthen and diversify Piedmont’s regulatory capital position.

Provision for loan losses was $757 thousand in the fourth quarter of 2013 compared to $1.2 million in the fourth quarter of 2012. The reduction in provision for loan losses was primarily due improvements in expected cash flows on certain PCI loan pools in the fourth quarter of 2013 compared to PCI loan provision expense of $371 thousand in the prior year fourth quarter. Annualized net loan charge-offs were 0.21 percent of average loans in the fourth quarter of 2013 compared to 0.17 percent in the fourth quarter of 2012. The following table summarizes the changes in the ALLL in the fourth quarters of 2013 and 2012.

(Dollars in thousands)	Non-PCI Loans	PCI Loans	Total
Q4 2013:
Balance at October 1, 2013	$4,591	$2,443	$7,034
Net charge-offs	(748)	—	(748)
Provision for loan losses	839	(82)	757

Balance at December 31, 2013	$4,682	$2,361	$7,043

Q4 2012:
Balance at October 1, 2012	$2,239	$907	$3,146
Net charge-offs	(315)	—	(315)
Provision for loan losses	796	371	1,167

Balance at December 31, 2012	$2,720	$1,278	$3,998

Non-interest income totaled $4.6 million in the fourth quarter of 2013, which was an increase from $4.2 million in the fourth quarter of 2012. The increase was primarily the result of higher income from service charges and fees, government-guaranteed lending, and bank-owned life insurance. These increases were partially offset by a reduction in mortgage banking income and gains on sales of securities.

Service charges and fees increased by $899 thousand primarily due to the addition of deposit accounts acquired in the ECB Merger. Government-guaranteed, small business lending income increased by $166 thousand. Bank-owned life insurance income increased by $189 thousand primarily due to the addition of life insurance policies acquired in the ECB Merger. Mortgage banking income decreased by $303 thousand due to several factors, including an increase in long-term interest rates which significantly reduced refinancing activities as well as declining profit margins on loans sold to investors. Piedmont has taken certain steps to improve its mortgage banking performance in the future which included hiring a veteran mortgage production manager in the third quarter of 2013, hiring FHA and VA mortgage underwriters, which generally produce higher margin loans, and reducing headcount and cutting costs in the mortgage business.

Non-interest expense totaled $18.4 million in the fourth quarter of 2013, which was a significant increase from $15.6 million in the fourth quarter of 2012. The increase in expenses was primarily due to increases in salaries and employee benefits, occupancy and equipment, data processing, and other non-interest expense categories due to the ECB Merger which added employees, branch and other facilities, and equipment to Piedmont’s expense base. Piedmont’s operating efficiency ratio, which excludes non-recurring merger and conversion costs, improved from 92.5 percent in the fourth quarter of 2012 to 72.7 percent in the fourth quarter of 2013. Much of the improvement in the operating efficiency ratio was due to increased scale and operating leverage provided by the ECB merger combined with cost cutting measures which will continue to benefit Piedmont going forward. For example, full time equivalent employees for Piedmont and VantageSouth decreased from 520 at the ECB merger date to 455 as of December 31, 2013.

Piedmont’s income tax expense was $2.2 million in the fourth quarter of 2013 compared to an income tax benefit of $2.5 million in the fourth quarter of 2012. Income tax expense in the fourth quarter of 2012 was significantly impacted by a $3.3 million reversal of a deferred tax valuation allowance.

THE MERGERS

The following discussion contains certain information about the Mergers. The discussion is qualified in its entirety by reference to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the Merger Agreement attached as Annex A, for a more complete understanding of the Mergers.

Terms of the Mergers

Each of Yadkin’s, VantageSouth’s, and Piedmont’s respective boards of directors has approved the Merger Agreement. The Merger Agreement provides for the merger of each of VantageSouth and Piedmont with and into Yadkin, with Yadkin continuing as the surviving corporation. Yadkin’s articles of incorporation will be amended at the effective time of the Mergers to increase the number of authorized shares of Yadkin common stock. Immediately following the completion of the Mergers, VantageSouth’s wholly-owned bank subsidiary, VantageSouth Bank, will merge with and into Yadkin Bank, Yadkin’s wholly-owned bank subsidiary. Yadkin Bank will be the surviving entity in the bank merger and will continue operations as a North Carolina state-chartered bank under the name “Yadkin Bank.”

In the Mergers, each share of VantageSouth common stock issued and outstanding immediately prior to the completion of the Mergers, except for specified shares of VantageSouth common stock held by Yadkin, VantageSouth, or Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin voting common stock. Each share of Piedmont common stock issued and outstanding immediately prior to the completion of the Mergers, except for shares owned by Piedmont stockholders properly exercising dissenters’ rights and except for specified shares of Piedmont common stock held by Piedmont, VantageSouth, or Yadkin, will be converted into the right to receive:

•	6.28597 shares of Yadkin voting common stock;

•	a pro rata portion of cash in an amount estimated at $4.0 million in respect of Piedmont’s $4.8 million deferred tax asset (subject to adjustment in accordance with an independent evaluation);

•	a pro rata portion of cash in an amount equal to the cash held by Piedmont at the date of the closing of the Mergers, which is expected to be in the aggregate approximately $6.1 million; and

•	a right to receive a pro rata portion of certain shares of Yadkin voting common stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan.

The pro rata portion of cash to be paid to the Piedmont stockholders in exchange for Piedmont’s deferred tax asset is subject to adjustment in accordance with an independent evaluation. Piedmont has engaged an independent accounting firm to verify the amount of Piedmont’s deferred tax asset that can be utilized by Yadkin. The evaluation will then be reviewed and confirmed by an independent tax attorney engaged by Yadkin. If the value of Piedmont’s deferred tax asset is determined to be $4.8 million, then Yadkin will pay an aggregate of $4.0 million to Piedmont’s stockholders for the deferred tax asset. If the value of Piedmont’s deferred tax asset is determined to be more or less than $4.8 million, then Yadkin will pay to Piedmont’s stockholders an aggregate amount equal to the net present value (assuming a 4.0% discount rate) of Piedmont’s deferred tax asset.

The Piedmont Phantom Equity Plan will be assumed by Yadkin. The Merger Agreement requires Yadkin to establish a “rabbi trust” to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. A total of 856,447 shares of Yadkin voting common stock that otherwise would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist will be issued to and held by the rabbi trust.

No fractional shares of Yadkin voting common stock will be issued in connection with the Mergers, and holders of VantageSouth common stock and Piedmont common stock will be entitled to receive cash in lieu thereof.

Yadkin shareholders and VantageSouth stockholders are being asked to approve the Merger Agreement. The Mergers are also subject to the approval of the Piedmont stockholders. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the Mergers, including information about the conditions to the completion of the Mergers and the provisions regarding termination or amendment of the Merger Agreement.

Background of the Mergers

Background Information on Yadkin and Yadkin Bank

Yadkin is a bank holding company incorporated under the laws of North Carolina that serves as the holding company for Yadkin Bank, a North Carolina state-chartered commercial bank. Yadkin’s voting common stock is traded on the NASDAQ Global Select Market under the trading symbol “YDKN.” Yadkin Bank commenced operations in 1968 and operates in the central Piedmont, Research Triangle and northwestern areas of North Carolina and in the upstate Piedmont area of South Carolina. Yadkin Bank is headquartered in Elkin, North Carolina. Yadkin Bank is not a member of the Federal Reserve. Through both organic growth and strategic acquisitions of several other North Carolina-based financial services companies in the 2000’s, at December 31, 2013, Yadkin Bank was the 15th largest bank headquartered in North Carolina with $1.8 billion in assets, $1.5 billion in deposits, and 33 branches across 11 counties in North Carolina and two counties in South Carolina.

Background Information on VantageSouth and VantageSouth Bank

VantageSouth is a bank holding company incorporated under the laws of Delaware that serves as the holding company for VantageSouth Bank, a North Carolina state-chartered commercial bank. VantageSouth Bank commenced operations in 1998. On July 22, 2013, VantageSouth changed its name from Crescent Financial Bancshares, Inc. to VantageSouth Bancshares, Inc. and transferred its listing from the NASDAQ Stock Market, LLC to the NYSE MKT. VantageSouth’s common stock is traded under the trading symbol “VSB.” Both VantageSouth and VantageSouth Bank are headquartered in Raleigh, North Carolina. VantageSouth Bank serves central North Carolina to the coast. Through both organic growth and acquisitions during 2010-2013, VantageSouth Bank was the 14th largest bank headquartered in North Carolina at December 31, 2013 with $2.1 billion in assets, $1.7 billion in deposits and 45 branches across 18 counties in North Carolina.

Background Information on Piedmont

Piedmont was incorporated under the laws of Delaware to serve as a bank holding company and build a community banking franchise in the North Carolina, South Carolina, and Virginia markets. Piedmont is headquartered in Raleigh, North Carolina and is focused on building its community banking franchise to be the bank of choice for businesses, business owners, and professionals within its markets. Piedmont owns approximately 58.4% of the outstanding equity of VantageSouth, and both Piedmont and VantageSouth conduct their business operations primarily through VantageSouth Bank. Since it was formed in 2009, Piedmont has directly and through its subsidiaries acquired or invested in community banks as part of its operations. These acquisitions and investments include legacy VantageSouth Bank in 2010, Crescent Financial Bancshares, Inc. and Community Bank of Rowan in 2011. Piedmont also wholly-owns VantageSouth Holdings, LLC, which was formed in 2010 to hold certain loans purchased by Piedmont from its banking subsidiaries.

Background on the Merger Process

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. In this process, management and representatives of each of Yadkin, VantageSouth, and Piedmont held many conversations, both by telephone and in person, about the potential transaction and alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every related conversation among or between the parties.

Following the closing of the acquisition of East Carolina Bank on April 1, 2013, the board of directors and executive management of VantageSouth continued to pursue implementation of its strategic plan of creating a highly profitable $5 billion asset or greater community banking franchise through organic growth and strategic acquisitions. For example, during the second quarter of 2013, VantageSouth assessed a potential strategic acquisition of a community bank acquisition target. VantageSouth entered into high level discussions with the target, the parties entered into a nondisclosure agreement and VantageSouth conducted high level due diligence but ultimately determined to cease discussions due to issues discovered during the due diligence process.

In addition, between March and May of 2013, VantageSouth assessed a potential merger of equals with another potential partner. VantageSouth entered into high level discussions with the potential partner, and the parties entered into a nondisclosure agreement and conducted high level due diligence. The parties determined to cease discussions due to material differences of opinion on key potential transaction terms.

As a part of this strategy, VantageSouth determined to raise capital (i) to support organic growth, (ii) to continue to increase growth in its commercial lending portfolio, and (iii) to repurchase all of the securities issued to the United States Department of the Treasury (“Treasury”) as a part of Treasury’s TARP Capital Purchase Program (the “TARP Securities”).

In August 2013, VantageSouth raised $38.05 million from the private placement of subordinated debentures to accredited investors and contributed most of the net proceeds to VantageSouth Bank to increase its commercial lending. Following the closing of the subordinated debenture offering, on August 20, 2013, VantageSouth filed a registration statement to commence the process of registering preferred stock for sale in an underwritten public offering. The net proceeds of the public offering were to be used by VantageSouth to repurchase all of the TARP Securities. KBW and Sandler O’Neill were named as underwriters in the registration statement filed with the SEC.

From time to time, Joseph H. Towell, Chief Executive Officer of Yadkin and Scott M. Custer, Chief Executive Officer of VantageSouth and Piedmont, would see each other at industry-related events and speak informally about their respective companies and the markets and industries in which they operate. One such meeting occurred at an investor conference at the Greenbrier in West Virginia on June 5, 2013. At this event, Mr. Towell and Mr. Custer held a brief and very general discussion about a potential transaction between the two companies and agreed to follow up for further discussions. Messrs. Towell and Custer met again over lunch on June 19, 2013, in Greensboro, North Carolina, discussing primarily the state of community banking and the financial services industry generally, but including a very general discussion about the possibility of a merger between Yadkin and VantageSouth.

Yadkin’s board regularly discusses opportunities for increasing shareholder value and, between 2011 and 2013, completed a number of key strategic measures to position the company for future growth. Following the launch of a rebranding campaign in May 2013, the board decided to invite four investment banking firms to meet with the board at its upcoming strategic planning retreat. On July 23 and 24, 2013, Yadkin’s senior management and board of directors met in Greensboro, North Carolina for a comprehensive planning session to discuss Yadkin’s overall strategic direction and strategic options available to Yadkin. The session included presentations by four investment banking firms on industry trends and the market generally and on strategic alternatives the Yadkin board should consider. Following the investment banker presentations, the board and management discussed the common themes of the presentations. Among the themes discussed were the challenges facing community banks, including Yadkin Bank, resulting from the economic and regulatory environment and the changing competitive landscape caused by the consolidation occurring in Yadkin’s markets. The board reviewed Yadkin’s operational results and the significant progress the company had made over the last several years under the guidance of the current Yadkin management team.

At this retreat, the board then discussed Yadkin’s long-term strategic objectives, including its desire to continue to drive earnings and profitability growth in the near-term, to grow its balance sheet in the areas of loans and core deposits, and to provide an acceptable return to its shareholders. The board concluded that although Yadkin’s opportunities for organic growth remained strong, the board could generate greater value for the shareholders through an acquisition strategy. The board considered the challenges in executing these strategic initiatives, including:

•	the shifting competitive landscape,

•	the high cost of regulatory compliance,

•	continued uncertainty within the housing market and broader economy,

•	the challenging interest rate environment, and

•	increased competition for deposits, especially in larger markets.

The board concluded that a merger of equals with a similar-sized institution would provide a greater opportunity for increasing shareholder value than acquisitions of smaller institutions, but a merger-of-equals would likely be more difficult to accomplish. The board also confirmed that the company’s strategic plan would not include a sale of control of the company to a third party. The board emphasized its confidence in the current management team to lead the company following any acquisition or merger of equals. At the end of the board retreat, the board directed management, with the assistance of Yadkin’s financial advisor, KBW, to begin analyzing and exploring merger-of-equal opportunities under these parameters and, if a suitable merger of equals could not be identified, to consider other acquisition opportunities. The board selected KBW as Yadkin’s financial advisor given KBW’s experience in the industry and KBW’s past performance as Yadkin’s financial advisor.

On July 30 and 31, 2013, members of the senior management teams of each of Yadkin and VantageSouth attended a community bank investor conference in New York. During this conference, Messrs. Towell and Custer held a general conversation regarding the state of the financial services industry and the performance of their respective banks, including a general discussion about a potential strategic transaction between Yadkin and VantageSouth. On July 31, 2013, after Mr. Towell returned to North Carolina, Jan H. Hollar, Chief Financial Officer of Yadkin and Wm. Mark DeMarcus, Chief Operating Officer of Yadkin, attended a dinner with Mr. Custer, Terry S. Earley, Chief Financial Officer of VantageSouth and Piedmont, and Steven M. Jones, President of VantageSouth Bank, and continued these conversations.

During executive session at its regularly scheduled board meeting on August 15, 2013, the Yadkin board resumed discussion of the strategic planning alternatives it had outlined during the July board retreat. The board recognized the potential of a transformational merger with a similar-sized institution that could expand Yadkin’s market footprint and complement its existing business lines. In addition, the board considered the cost savings and earnings accretion that could result from operating on a greater scale. The board again instructed management to explore potential acquisition or merger-of-equal opportunities under which the current Yadkin management team would remain largely in place. In August 2013, management, with the assistance of KBW, commenced the evaluation of potential merger partners or acquisition targets they believed would fit the parameters that had been identified by the Yadkin board based on publicly available information.

On August 27 and 28, 2013, Messrs. Towell and DeMarcus met with Mr. Custer, Mr. Jones, Mr. Earley, and Lee H. Roberts, Chief Operating Officer of VantageSouth, in Wilmington, North Carolina, to discuss the general terms of a potential strategic transaction between Yadkin and VantageSouth, including potential cost savings and synergies. They also discussed social issues such as the board composition, management structure, and name of the resulting company. On September 16 and 17, executive management of both companies again met at an investor conference in Atlanta, Georgia, and continued these discussions.

In late August and early September 2013, Yadkin management also held similar high level discussions with executives of three other financial institutions about their likely interest in a transaction with Yadkin.

During executive session at Yadkin’s regularly scheduled board meeting on September 19, 2013, Mr. Towell updated the board on the steps management and KBW had taken since the August board meeting, including a description of the potential merger partners that were being evaluated. Mr. Towell stated that, based on the evaluations conducted to date, he believed that two of these institutions, one of which was VantageSouth, appeared to be suitable potential merger partner candidates—banks that were large enough to create a merger-of-equals, operated in attractive markets, appeared to have sufficiently low-risk credit portfolios, and appeared to be interested in a merger that fit the parameters previously outlined by the Yadkin board. The board discussed the strategic options identified by Yadkin management and noted their respective potential, if properly structured, to enhance near-term and long-term shareholder value. Following discussion by the full board as well as a separate discussion solely among the independent directors, the board authorized management to continue discussions with each of these institutions.

Following the September 19, 2013 Yadkin board meeting, Yadkin entered into nondisclosure agreements and continued due diligence on and discussions with each of VantageSouth and the other potential merger partner. As part of this due diligence, Yadkin management toured with VantageSouth management several of VantageSouth’s eastern North Carolina branches on September 24 and 25, 2013. On October 2, 2013, Ms. Hollar, Mr. DeMarcus, and Mr. Shuford met in Greensboro, North Carolina with Mr. Earley, Mr. Jones, and Mr. Roberts to discuss various diligence matters. Around the same time, Yadkin management visited branches and held similar diligence meetings with the other potential merger partner as well. However, there were no discussions with respect to terms of a potential transaction with the other potential merger partner.

On October 15, 2013, the Yadkin board held a special meeting via teleconference. During this call, Mr. Towell briefed the board on the strategic conversations management had held with potential merger-of-equal candidates so that the board would be better prepared to ask questions and analyze these opportunities at the regularly scheduled October 17, 2013 board meeting. Following the board’s discussion, Chairman Brown announced that the board would continue these discussions at the October 17, 2013 meeting.

On October 17, 2013, the Yadkin board met at a regularly scheduled meeting. Representatives from KBW and Nelson Mullins, Yadkin’s legal counsel, also attended the meeting. At the meeting, Mr. Towell updated the board on the status of the efforts to evaluate each of the potential merger partners. Mr. Towell reviewed the board’s decision at the September board meeting to focus on two of the candidates, one of which was VantageSouth, and he described the status of the analysis of and discussions that had taken place to date with VantageSouth and the other candidate. Mr. DeMarcus then outlined the reasons why management recommended VantageSouth as the potential merger partner, which included:

•	successful integration and customer and employee retention resulting from VantageSouth’s previous acquisitions;

•	a growth strategy that was aligned with Yadkin’s growth strategy;

•	branches in growing markets; and

•	management’s belief that Yadkin would have a higher likelihood of success in structuring a transaction that met the board’s parameters.

Mr. DeMarcus also explained that the other candidate’s growth strategy did not seem aligned with Yadkin’s growth strategy, and that it had not yet completed integration of its previous acquisitions.

Next, Mr. Towell and representatives of KBW described to the board VantageSouth, including its management team, branch locations, market presence, loan and deposit composition, and business lines, including its strength in builder finance and SBA lending. They also provided the board with an overview of the pro forma company. The KBW representatives led a discussion with the Yadkin board on the banking industry generally and financial aspects of a potential merger with VantageSouth. The KBW representatives also disclosed to the board that KBW had planned to serve as an underwriter in VantageSouth’s proposed public offering, for which VantageSouth had filed a registration statement in August 2013, and noted that KBW had also represented VantageSouth in previous transactions. Nelson Mullins then discussed with the Yadkin board the specific legal standards and fiduciary duties applicable to dealing with business combination offers, factors to consider when evaluating offers, actions that can be taken when responding to offers, and legal considerations related to maintaining the confidentiality of any potential transaction being considered by the Yadkin board of directors.

The Yadkin board reviewed the decisions it made at the July 2013 strategic planning retreat and the deliberate process it had followed since then in evaluating strategic options. The board engaged in a detailed discussion about whether Yadkin was more likely to successfully achieve its strategic goals independently or through a combination with VantageSouth. The Yadkin board also discussed corporate governance of the combined entity. At the conclusion of the meeting, the board authorized management to proceed with more formal due diligence of and negotiations with VantageSouth.

On October 18, 2013, VantageSouth engaged Sandler O’Neill as its financial advisor in connection with a possible merger transaction with Yadkin. Throughout late October and into November, the parties and their legal counsel exchanged drafts of nonbinding letters of intent and continued diligence discussions. Members of the VantageSouth board and management also had informal discussions regarding a potential transaction with Yadkin.

On October 23, 2013, Messrs. Towell and Custer met in Greensboro, North Carolina to continue discussions of the potential benefits of a business combination between Yadkin and VantageSouth, noting in particular the benefits for their respective shareholders and customers of a merger that would create the largest community bank in North Carolina. Similar meetings between the management teams of each company continued throughout the diligence period and merger negotiations both on an impromptu and scheduled basis and via both telephone and in-person meetings. Messrs. Towell and Custer also discussed the complementary branch networks of Yadkin Bank and VantageSouth Bank, along with the complementary lines of business and markets served. In addition, each company began exchanging materials and information in an online data room and scheduling and conducting on-site meetings to facilitate mutual due diligence. As part of its diligence efforts, each of Yadkin and VantageSouth engaged recognized independent third party firms specializing in the review of financial institution asset quality to review the other party’s loan portfolio.

On October 29, 2013, the VantageSouth board met to discuss the potential merger transaction with Yadkin, preliminary due diligence on Yadkin, and related financial considerations. The VantageSouth board also discussed the potential deal terms and specific benefits in such a transaction. The VantageSouth board considered various scenarios and discussed situations where VantageSouth would be a legal buyer or legal seller in a business combination transaction and the benefits and challenges of each such scenario. The board discussed the specific potential terms of a merger transaction with Yadkin, including the potential exchange ratios, forms of merger consideration and related financial and business considerations related to a potential transaction. Ultimately, the VantageSouth board directed management to explore all of the various alternatives with Yadkin for a proposed merger transaction.

On November 1, 2013, the Yadkin board met via teleconference to discuss the results to date of the due diligence review of VantageSouth, including reports on credit quality, IT/operations, finance and accounting, business lines, human resources, integration of previous mergers, and legal matters. KBW briefed the board on VantageSouth’s most recent quarter. Mr. Towell updated the board on the status of the merger negotiations, including that both parties had agreed to retain a third party to help evaluate whether the combined company should use the Yadkin or VantageSouth name and brand.

On November 6, 2013, the American Banker and the Charlotte Business Journal ran stories that VantageSouth and Yadkin were in merger negotiations. On November 7, 2013, Yadkin received an unsolicited inquiry from a large regional bank in the Southeast that did not include any specific terms or offers. On November 8, 2013, the Yadkin board met via teleconference to discuss the news stories, the inquiry from the large regional bank, and the status of due diligence and merger negotiations with VantageSouth. Yadkin management provided an updated due diligence report. KBW described to the Yadkin board the large regional bank that made the inquiry, including its relative size compared to Yadkin, its previous acquisitions, and its business model and management team. Following discussion, the Yadkin board concluded that exploring a transaction with the large regional bank would be inconsistent with its existing strategic plan and the best interests of its shareholders, and the board instructed management to continue discussions with VantageSouth.

On November 12, 2013, the Yadkin board met via teleconference to discuss the status of merger negotiations with VantageSouth. Prior to the meeting, management provided the board with a draft of a nonbinding letter of intent with VantageSouth that had been previously negotiated. It was noted that the exchange ratio would continue to be negotiated following execution of the letter of intent. During the meeting, Nelson Mullins discussed with the Yadkin board its fiduciary duties, reviewed the process the board and management had taken on the transaction to date, and described the terms of the draft letter of intent. The draft letter of intent did not specify the exchange ratio for Yadkin common stock, which remained subject to further negotiations, and provided that Mr. Towell would serve as Executive Chairman and Mr. Custer would serve as President and Chief Executive Officer.

The board was informed that KBW would not assist VantageSouth in its proposed capital raise, which VantageSouth now anticipated would be structured as a private placement to be announced simultaneously with the execution of the merger agreement. Following extensive discussion, the Yadkin board unanimously approved execution of the nonbinding letter of intent with VantageSouth. The parties entered into the nonbinding letter of intent on November 12, 2013 that included a binding 45 day exclusive dealing provision.

Beginning in November and continuing until the merger was announced at the end of January, VantageSouth’s management began holding teleconference calls with representatives of Womble Carlyle and Sandler O’Neill on a generally daily basis to discuss the terms of a potential transaction and the potential private placement.

On November 13, 2013, the VantageSouth board met via teleconference and received an update from executive management on the review of the loan portfolios of both companies by the independent loan review firms, as well as other findings from the ongoing due diligence review of Yadkin. The board reviewed loan loss rates and the basis in which loan and OREO credit marks were established. The board discussed Yadkin’s field lending authorities and credit culture and its integration with VantageSouth’s centralized underwriting model. Management commented on estimates of one-time expenses and post-merger cost savings in the consolidated banks’ operations. A representative of Sandler O’Neill attended the VantageSouth board meeting and reviewed preliminary transaction scenarios, including scenarios that included a common stock and/or a preferred stock private placement for the repayment of the TARP Securities. The board had a high level discussion of pricing and exchange ratios in the context of the proposed merger.

Over the next two weeks, Yadkin and VantageSouth held a number of meetings and conference calls to negotiate the exchange ratio and other terms of the transaction, including (i) a teleconference on November 14, 2013, after the third party reviews of the loan portfolios were complete, among members of management of both Yadkin and VantageSouth, KBW, Sandler O’Neill, and each party’s independent third party loan review firm; and (ii) an in-person meeting on November 19, 2013, in Greensboro, North Carolina, among Messrs. Towell and Custer and representatives from KBW and Sandler O’Neill. VantageSouth had proposed an exchange ratio of 3.0 shares of VantageSouth common stock per share of Yadkin common stock, while Yadkin had proposed a ratio of 3.3 shares. During the meeting, each of Yadkin and VantageSouth, along with their respective financial advisors, set forth the merits behind their preferred exchange ratios for the transaction. After considering the points advanced at the meeting, Messrs. Towell and Custer continued to communicate regarding the exchange ratio later that day, when the range narrowed to between 3.15 and 3.25 shares of VantageSouth common stock per share of Yadkin common stock.

On November 21, 2013, the Yadkin board held a regularly scheduled meeting which included an extensive update on the status of the merger negotiations with VantageSouth and an extensive update on due diligence. Mr. Towell informed the board that the exchange ratio for the transaction was still being negotiated. The board discussed the exchange ratio, earnings of the two banks, corporate governance arrangements, and negotiations regarding the name of the surviving holding company and bank. Yadkin management also presented detailed results of due diligence on VantageSouth in the areas of credit, finance, IT/operations, general banking and human resources. Nelson Mullins presented the results of legal due diligence. The Yadkin board then moved into an executive session, where the independent directors continued discussion of the merger terms, including the exchange ratio negotiations. The independent directors also reiterated their confidence in Yadkin’s existing management team and their lack of familiarity with Mr. Custer and the rest of VantageSouth’s management team. After the executive session was adjourned, the Yadkin board authorized management to continue with merger negotiations with VantageSouth only if Mr. Towell would serve as the most senior executive officer of the combined company with Mr. Custer reporting to him.

On November 25, 2013, Messrs. Towell and Custer met over lunch in Yadkinville, North Carolina to discuss the exchange ratio and the Yadkin board’s position on the roles of Messrs. Towell and Custer in the combined company. Messrs. Towell and Custer decided to arrange a meeting among Messrs. Towell and Custer and several directors from each of Yadkin and VantageSouth.

On December 3, 2013, Mr. Towell and four directors from Yadkin met in Winston Salem, North Carolina for dinner with Mr. Custer and three directors from VantageSouth to discuss the transaction and the roles that each company’s existing management team would have in the combined company.

On December 10, 2013, the VantageSouth board held a regularly-scheduled meeting, which included a discussion of the status of the negotiations with Yadkin regarding the potential merger of the two companies. Management also discussed the results of the independent loan review company’s loss rates on Yadkin’s portfolio when applied to VantageSouth’s portfolio. Sandler O’Neill made a presentation to the board regarding various preliminary pricing alternatives for a proposed merger with Yadkin. Mr. Custer provided an update on recent conversations with Yadkin’s management regarding a proposed merger and he noted that the exchange ratio and other terms had not yet been negotiated. Sandler O’Neill reviewed high level pro forma financial statements and transaction assumptions for a merger of equals, which included standalone financial projections for comparisons of VantageSouth and Yadkin and a potential valuation of a business combination. Sandler O’Neill fielded questions from the directors in an extensive discussion regarding VantageSouth’s opportunities for growth and increasing earnings without the merger, and whether there may be additional benefits for both companies in moving forward with a merger. The discussion specifically included the advantages and disadvantages of the proposed merger and other alternatives available to VantageSouth. The board authorized management to continue meetings with Yadkin.

Also on December 10, 2013, the Yadkin board of directors held a special meeting to discuss the status of merger negotiations with VantageSouth. Legal counsel from Nelson Mullins and representatives from KBW were present. Yadkin management updated their due diligence findings on VantageSouth. Representatives from KBW discussed with the Yadkin board the potential strategic alternatives discussed at the July 2013 board retreat and financial aspects of a potential transaction with VantageSouth. The board held extensive discussions about the merits of a potential merger with VantageSouth. Among the factors the board considered were that the merger would create the largest community bank in North Carolina with approximately $4.0 billion in assets and over 70 branches; the combined company would have complementary business lines driving diversified revenue streams; and the merger would create mortgage banking economies of scale, expand Yadkin’s wealth management capability, and increase Yadkin’s SBA business platform and scope. The board also noted that the combined company would have representation from both banks in all key functions. Following this discussion, the board voted to proceed with negotiations on the transaction and authorized Yadkin executive management and legal counsel to begin negotiating a merger agreement with VantageSouth. The Yadkin board also concluded that Piedmont should dissolve or otherwise distribute its shares of VantageSouth common stock to Piedmont stockholders before the closing of the merger.

On the evening of December 10, 2013, Mr. Towell called Mr. Custer to review and discuss Yadkin’s conditions, which now included the dissolution of Piedmont or the distribution of Piedmont’s shares in VantageSouth in connection with the merger. On December 11, 2013, Mr. Custer called Mr. Towell to discuss post-merger management issues.

On December 19, 2013, the Yadkin board held a regularly scheduled meeting. During executive session, the board engaged in an extensive discussion of the potential merger with VantageSouth, reiterating the merits of the transaction that had been discussed at previous meetings. At the conclusion of the meeting, the board voted to proceed with negotiations and dropped the condition that Mr. Custer report to Mr. Towell, instead providing that both Mr. Custer and Mr. Towell would report directly to the board.

On December 20, 2013, Mr. Smoak resigned from the Yadkin board and Yadkin Bank board due to a disagreement relating to the company’s growth strategy. On the same day, VantageSouth and Yadkin extended the exclusivity period under the non-binding letter of intent until January 15, 2014.

On December 23, 2013, Yadkin management, VantageSouth management and representatives from Nelson Mullins, Womble Carlyle, KBW and Sandler O’Neill met via teleconference to discuss the timeline of the potential merger transaction and the VantageSouth proposed private placement.

On December 23, 2013, the VantageSouth board held a meeting to provide an update on a proposed merger of equals with Yadkin. Representatives of Sandler O’Neill and Womble Carlyle also participated in this meeting. The VantageSouth board authorized VantageSouth’s management to continue negotiations regarding the merger and the draft merger agreement. In addition, the board authorized management and Sandler O’Neill to proceed with VantageSouth’s private placement of its common stock for the repurchase of the TARP Securities. Following a discussion of open merger issues and the private placement, the board authorized management to deliver the draft merger agreement to Yadkin.

On December 23, 2013, VantageSouth sent Yadkin an initial draft of a definitive merger agreement that outlined the material terms of the proposed merger. This initial draft was a proposed agreement between VantageSouth and Yadkin only, with VantageSouth as the legal acquiror, and provided for an exchange ratio of 3.20 shares of VantageSouth common stock for each outstanding share of Yadkin common stock.

Nelson Mullins responded with initial comments on December 24, 2013 and a revised draft of the merger agreement on December 27, 2013. During the final week of December 2013, management of Yadkin and VantageSouth, along with their representatives, continued to discuss and negotiate key deal terms, including (i) the exchange ratio; (ii) the dissolution of Piedmont or the distribution of Piedmont’s shares in VantageSouth; (iii) the legal name and branding of the combined bank; (iv) the job descriptions for each of Messrs. Towell and Custer; (v) bylaw amendments relating to the corporate governance of the surviving company; (vi) the circumstances under which either party could terminate the merger agreement; (vii) the amount of the termination fee payable by each party; and (viii) the timing and transaction documents to be used in the pending VantageSouth offering.

Throughout the months of December and January, Mr. Custer provided the VantageSouth board with informal updates on the status of the merger negotiations, including the status of the terms and conditions upon which a transaction might occur. In addition, during this period Mr. Custer was regularly informing the board of the status of the VantageSouth private placement.

On January 1, 2014, Womble Carlyle delivered a second revised merger agreement to Nelson Mullins, and over the next two days the parties resolved most of the open issues. Both Yadkin and Vantage also identified an issue with the imputed stock value of the companies in a merger based on the current trading values of each company’s stock and the exchange ratio being discussed. As a way to resolve the issue, a switch of the legal acquirer was proposed and agreed to whereby Yadkin would be the legal acquirer in the merger and the exchange ratio would be inverted from 3.20 shares of VantageSouth common stock per share of Yadkin common stock to 0.3125 shares of Yadkin voting common stock per share of VantageSouth common stock. However, other open issues remained. Mr. Custer informed Mr. Towell that Piedmont would not agree to dissolve or distribute its shares in VantageSouth to its stockholders, as doing so would create unfavorable tax consequences for Piedmont stockholders and could negatively impact the Piedmont warrant holders. Mr. Custer asked Yadkin to drop its insistence on this condition.

On January 3, 2014, the Yadkin board of directors held a special meeting via teleconference to discuss the status of the merger negotiations with VantageSouth and the remaining open issues. Representatives from KBW and Nelson Mullins were present on the call. Following discussion, the Yadkin board expressed its position that the Piedmont dissolution or distribution of shares be a condition to the transaction. Following the board meeting, Mr. Towell relayed Yadkin’s position on this issue to Mr. Custer. On January 4, 2014, Mr. Towell instructed Nelson Mullins to stop work on the merger pending resolution of the Piedmont dissolution issue.

During the first week of January, the parties continued to negotiate the terms of the merger and the Piedmont dissolution issue. On January 8, 2014, VantageSouth proposed that Piedmont merge with and into Yadkin at the same time that VantageSouth merged into Yadkin, with a portion of the Yadkin shares that would otherwise be issuable to Piedmont stockholders in the merger to be held in escrow until 2019 for the benefit of the Piedmont stockholders and/or warrant holders, as the case may be. In addition to exchanging Yadkin voting common stock for the VantageSouth common stock held by Piedmont, the proposal also called for Yadkin to pay cash for the value to Yadkin of Piedmont’s deferred tax asset (calculated to be approximately $4 million to $5 million). Prior to the closing of the merger, Piedmont would sell any other non-cash assets and distribute all of its cash to its stockholders.

On January 9, 2014, representatives from Womble Carlyle and Nelson Mullins spoke via teleconference to discuss the mechanics of including Piedmont in the merger agreement, reversing the roles of the parties to reflect Yadkin’s role as legal acquirer, and the status of the pending VantageSouth offering. Yadkin also commenced further due diligence on Piedmont.

On January 10, 2014, the Yadkin board met via teleconference to discuss the proposal of including Piedmont in the merger. Representatives from KBW and Nelson Mullins were present on the call. Nelson Mullins walked through the mechanics of the proposal and, together with KBW and management, answered questions from the board of directors. The board agreed conceptually to this solution. The board also agreed to permit VantageSouth to disclose the merger negotiations to potential investors in the VantageSouth offering so long as the investors executed nondisclosure agreements acceptable to Yadkin.

On January 10, 2014, a committee consisting of the Yadkin independent directors retained Smith Moore Leatherwood LLP (“Smith Moore”) as separate counsel to ensure the independent directors conducted a thorough process. This separate counsel was provided all drafts of transaction documents and board materials as the transaction progressed.

Also on January 10, 2014, Piedmont requested Bryan Cave LLP to assist in its review of the transaction, given that Piedmont might be a party to the merger agreement.

On January 13, 2014, representatives from Womble Carlyle, Nelson Mullins, Sandler O’Neill and KBW met with members of Yadkin management and VantageSouth management via teleconference to discuss the merger terms, including how to value the Piedmont deferred tax asset, as well as the timing of the transaction and the VantageSouth offering.

On January 13, 2014, Womble Carlyle delivered a revised draft merger agreement to Nelson Mullins that provided for the merger of both VantageSouth and Piedmont with and into Yadkin. This draft merger agreement was delivered by Womble Carlyle to Bryan Cave and to VantageSouth on January 14, 2014. On January 14, 2014, Nelson Mullins, KBW, and Yadkin management spoke via teleconference to discuss outstanding issues in the draft merger agreement, including post-merger executive management and governance provisions.

On January 14, 2014, Piedmont held a call with its investors to update them on the potential transaction and the proposed escrow arrangement with the Piedmont warrant holders.

On January 16, 2014, the Yadkin board of directors met in person to discuss the status of merger negotiations with VantageSouth and to review the terms of the proposed transaction. Representatives from KBW,

Nelson Mullins, and Smith Moore were present at the board meeting, and Yadkin independent directors met with representatives of Smith Moore prior to and following the board meeting. The board of directors ratified the extension of the exclusive negotiation provision in the letter of intent with VantageSouth and agreed to a further extension until the end of January 2014. In addition, KBW and Mr. Towell informed the Yadkin board of an unsolicited inquiry that had been received from a representative of another third party institution that did not include any specific terms or offers. Following discussion, the board reiterated its long-term strategic goals and its belief that the shareholders would realize the greatest value through a merger of equals such as the proposed merger with VantageSouth and not through the sale of the bank. The board directed management to continue negotiations with VantageSouth.

Also on January 16, 2014, Bryan Cave reviewed the draft of the merger agreement with members of Piedmont’s management and provided preliminary comments to Womble Carlyle subject to, among other things, a review of the proper treatment of the Piedmont warrants and certain other matters.

On January 17, 2014, Womble Carlyle delivered a revised draft merger agreement to Nelson Mullins and Bryan Cave, and Nelson Mullins and Yadkin management distributed this draft of the merger agreement to the Yadkin board of directors on January 18, 2014 in preparation for a working session at which the board would review the agreement in detail.

On January 20, 2014, Yadkin and VantageSouth management, along with representatives of KBW and Sandler O’Neill, met via teleconference to discuss updated due diligence relating to each company’s fourth quarter 2013 financial results.

Also on January 20, 2014, the Yadkin board of directors met to review the terms of the then near-final merger agreement, with an expectation that the directors would meet again on January 23, 2014 to vote on the merger. Representatives from Nelson Mullins, KBW, and Smith Moore were present for this review. Nelson Mullins led the Yadkin board through a detailed review of the terms of the merger agreement and answered many questions from Yadkin directors, including questions relating to the Piedmont warrant holders, support for the merger from Piedmont stockholders, terms of the employment agreements to be entered into in connection with the merger, the VantageSouth capital raise, and calculation of the Piedmont deferred tax asset. Both the Yadkin and the VantageSouth boards requested that the employment agreements not be executed at the same time as the merger agreement so that the boards could have additional time to review them. The Yadkin board also requested that the size of the board of the combined company be set at 14 directors rather than 12. In addition, the independent directors of Yadkin met with representatives of Smith Moore both prior to and following the meeting of the full board.

On the evening of January 20, 2014, Bryan Cave raised a tax issue with the proposed escrow arrangement for the Piedmont warrant holders and, to solve this issue, proposed that the warrants be cancelled and subsequently replaced with a phantom equity plan designed to generally track the economic value for the Piedmont warrant holders, with certain modifications. In the merger, Yadkin would assume the Piedmont Phantom Equity Plan and establish a rabbi trust to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. An amount equal to 8.5% of the total number of shares of Yadkin voting common stock that would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist (that is, 856,447 shares of Yadkin voting common stock) would be issued to and held by the rabbi trust. Representatives of Bryan Cave, Womble Carlyle, Nelson Mullins, KBW, and VantageSouth held calls on January 21 and 22 to discuss this new proposal.

On January 21, 2014, Mr. Towell, Ms. Hollar, Mr. Custer, Mr. Earley, and representatives of Nelson Mullins met with officials with the North Carolina Office of the Commissioner of Banks in Raleigh, North Carolina and, together with representatives of Womble Carlyle, with the FDIC in Atlanta, Georgia to discuss the proposed merger. A meeting via teleconference between this group of executives and representatives with the Federal Reserve Bank of Richmond was also held on January 21, 2014 to discuss the proposed merger.

On January 22, 2014, the Yadkin board of directors met via teleconference to discuss the revised Piedmont proposal. Representatives from Nelson Mullins, KBW, and Smith Moore participated. Nelson Mullins explained the background of the Piedmont warrants, the tax issues raised by Bryan Cave, and the proposed solution to address the tax issues.

Also on January 22, 2014, Womble Carlyle delivered a revised draft merger agreement to Nelson Mullins and Bryan Cave which incorporated the new proposed solution.

On January 23, 2014, the Yadkin board of directors met to again review the merger agreement. Representatives from Nelson Mullins, KBW, and Smith Moore were present. Yadkin independent directors also met with representatives from Smith Moore prior to the board meeting. Representatives from Nelson Mullins, KBW, and Yadkin senior management reviewed with the board Yadkin’s due diligence efforts that had taken place to date. Yadkin senior management reviewed with the board the analytical framework for the valuation of Piedmont’s deferred tax asset provided by Yadkin’s independent tax counsel. In addition, KBW reviewed with the Yadkin board the financial aspects of the proposed transaction including the effective exchange ratio of 0.3125 shares of Yadkin common stock per share of VantageSouth common stock, and advised the Yadkin board that, assuming no material changes in the proposed transaction or KBW’s financial analysis, KBW would be in a position to deliver, in connection with the execution of the merger agreement, a written opinion to the effect that, as of the date of such opinion, the effective exchange ratio in the proposed transaction was fair, from a financial point of view, to Yadkin. A copy of KBW’s written opinion, dated January 27, 2014, is attached to this joint proxy statement/prospectus as Annex B, and a summary of the opinion is included below in “Opinion of Keefe, Bruyette & Woods, Inc.” The Yadkin board also reviewed and carefully considered how the proposed transaction was expected to benefit Yadkin’s constituents and enable Yadkin to achieve its strategic plan. After extensive discussion of the proposed transaction and the merger agreement terms, and after the independent directors had met with Smith Moore, the board voted unanimously to approve the merger agreement, recommended that Yadkin’s shareholders approve the merger agreement, and authorized Yadkin management to finalize, execute, and deliver the definitive merger agreement and all ancillary documents on behalf of Yadkin and Yadkin Bank, after having made or agreed to any modifications as management, upon the advice of Yadkin’s counsel and special counsel to the independent directors, deemed to be necessary or desirable. The board also directed that any significant changes to the terms of the merger agreement from the draft approved at this meeting must be submitted to the board for further approval.

On Friday, January 24, 2014, the VantageSouth board held a meeting to consider the definitive merger agreement that was provided to the board for its review on Thursday, January 23, 2014. Representatives of Womble Carlyle and Bryan Cave participated in the meeting and Womble Carlyle discussed with the board the material terms of the merger agreement and responded to questions. Representatives of Sandler O’Neill attended the meeting and made a presentation concluding the merger consideration was fair, from a financial point of view, to the stockholders of VantageSouth. In particular, Sandler O’Neill reviewed certain financial and performance information on VantageSouth and Yadkin, each entity’s historical stock price and performance, and valuation methodologies and analyses of the consideration offered by Yadkin. A copy of Sandler O’Neill’s written opinion is attached to this document as Annex B and a summary of the fairness opinion is included below in “Opinion of Sandler O’Neill + Partners, L.P.” After an extensive discussion including consideration of the presentations given by Womble Carlyle and Sandler O’ Neill, the VantageSouth board of directors unanimously approved the definitive merger agreement.

Following the VantageSouth board meeting on January 24, 2014, the Piedmont board of directors held a special meeting to consider the merger agreement. Representatives from Bryan Cave and Womble Carlyle participated in the meeting. Bryan Cave reviewed the merger agreement and provisions applicable to Piedmont with the Piedmont board, as well as the cancellation of the warrants and subsequent adoption of the Piedmont Phantom Equity Plan. After extensive discussion of the proposed transaction and the merger agreement terms, including consideration of a presentation given by Bryan Cave with respect to the specific legal standards and fiduciary duties applicable to the Piedmont board in the context of the proposed merger, the board voted unanimously to approve the merger agreement, recommended that Piedmont’s stockholders approve the merger agreement, and authorized Piedmont management to finalize, execute, and deliver the definitive merger agreement and all ancillary documents on behalf of Piedmont, after having made or agreed to any modifications as management, upon the advice of Piedmont’s counsel, deemed to be necessary or desirable. During the meeting, the Piedmont board also discussed the cancellation of the warrants and subsequent adoption of the Piedmont Phantom Equity Plan, and after extensive consideration, approved the warrant cancellations and subsequent adoption of the Piedmont Phantom Equity Plan und issuance of phantom units.

During the weekend of January 24, 2014 to January 26, 2014, management of Yadkin, VantageSouth and Piedmont, together with Nelson Mullins, Womble Carlyle and Bryan Cave, revised and circulated final drafts of the merger agreement, disclosure schedules and other ancillary transaction documents. During this process, and to better reflect the parties’ original intent, VantageSouth, on January 25, requested that the chair of the audit committee be a VantageSouth director. Because this would be a change to the terms approved by the Yadkin board of directors on January 23, 2014, the Yadkin directors met via teleconference on the evening of January 26, 2014 to discuss the requested change. Representatives of Nelson Mullins, KBW, and Smith Moore participated. After discussion and deliberation, the Yadkin directors agreed that this was not a significant change to the terms of the merger agreement previously approved by the board and therefore did not require another formal board vote on the merger.

On the evening of January 26, 2014, Yadkin, VantageSouth and Piedmont executed the definitive merger agreement. On the morning of January 27, 2014, Yadkin and VantageSouth issued a joint press release publicly announcing the transaction prior to the opening of the financial markets.

Yadkin’s Reasons for the Mergers; Recommendation of Yadkin’s Board of Directors

After careful consideration, Yadkin’s board of directors, at a meeting held on January 23, 2014, unanimously determined that the plan of merger contained in the Merger Agreement is in the best interests of Yadkin and its shareholders. Accordingly, Yadkin’s board of directors adopted and approved the Merger Agreement and unanimously recommends that Yadkin shareholders vote “FOR” Yadkin Merger Proposal, “FOR” the Yadkin Articles of Amendment Proposal, “FOR” the Yadkin Adjournment Proposal, and “FOR” the Yadkin Merger-Related Compensation Proposal.

In reaching its decision to adopt and approve the Merger Agreement, the Mergers, and the other transactions contemplated thereby, and to recommend that its shareholders approve the Mergers, the Yadkin board of directors evaluated the Merger Agreement, the Merger and such other transactions in consultation with Yadkin management, as well as its legal counsel, Nelson Mullins, and its financial advisor, KBW, and considered a number of factors in favor of the Mergers, including the following material factors, which are not presented in order of priority:

•	each of Yadkin’s and VantageSouth’s businesses, operations, financial condition, asset quality, earnings and prospects, including the view of Yadkin’s board of directors that VantageSouth’s business and operations complement Yadkin’s existing operations and lines of business;

•	the opportunity to build greater recognition and awareness in the Yadkin brand;

•	each of Yadkin’s and VantageSouth’s existing branch networks, including the view of Yadkin’s board of directors that VantageSouth’s branch network complements Yadkin’s existing branch network and allows for Yadkin to offer its products and services in new markets;

•	the ability of VantageSouth and Piedmont to complete a transaction from a financial and regulatory perspective;

•	the current and prospective environment in which Yadkin and VantageSouth operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on both Yadkin and VantageSouth both with and without the Mergers;

•	its review and discussions with Yadkin management and Yadkin’s financial and legal advisors concerning the due diligence of VantageSouth;

•	the written opinion of KBW, Yadkin’s financial advisor, dated January 27, 2014, delivered to the Yadkin board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the effective exchange ratio in the proposed transaction to combine VantageSouth with Yadkin was fair, from a financial point of view, to Yadkin;

•	the corporate governance arrangements of the surviving company and surviving bank, including Mr. Towell’s position as Executive Chairman;

•	the ability to complete a true merger of equals with VantageSouth while concurrently Piedmont as a majority stockholder of VantageSouth;

•	the increased legal lending limit available to borrowers following the Mergers;

•	the opportunity for cost savings and becoming the largest community bank in North Carolina and operating on a greater scale;

•	the financial and other terms of the Merger Agreement, including the merger consideration, tax treatment, and reciprocal deal protection and termination fee provisions, which the Yadkin board reviewed with its outside financial and legal advisors; and

•	the potential trading peer group for the surviving company’s stock and expected increase in trading multiples for the surviving company’s stock compared to Yadkin’s common stock on a stand-alone basis.

The Yadkin board of directors also considered a number of potentially negative factors in its deliberations concerning the Merger Agreement, including:

•	the potential risks associated with integrating VantageSouth’s business, operations and workforce with those of Yadkin;

•	the potential risk of diverting management attention and resources from the operation of Yadkin’s business and towards completion of the Mergers;

•	the need to obtain approval by the shareholders of Yadkin, VantageSouth, and Piedmont to complete the Mergers and the risk that those or other conditions would not be satisfied;

•	the regulatory and other approvals required in connection with the Mergers and the expectation that such approvals will be received in a timely manner and without the imposition of unacceptable conditions; and

•	the expenses to be incurred in working towards completion of the Mergers.

The foregoing discussion of the information and factors considered by the Yadkin board of directors is not intended to be exhaustive, but includes the material factors considered by Yadkin’s board. In reaching its decision to approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, the Yadkin board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Yadkin board of directors considered all these factors as a whole, including thorough discussions with, and questioning of, Yadkin’s management and financial and legal advisors. The Yadkin board of directors considered the foregoing factors as a whole and unanimously concluded that the positive factors outweighed the negative factors, and that the factors as a whole supported a determination to approve and adopt the Merger Agreement.

For the reasons set forth above, the Yadkin board of directors determined that the Merger Agreement and transactions contemplated thereby are advisable and in the best interests of Yadkin and its shareholders, and approved the Merger Agreement. The Yadkin board of directors recommends that the Yadkin shareholders vote “FOR” the Yadkin Merger Proposal, “FOR” the Yadkin Articles of Amendment Proposal, “FOR” the Yadkin Adjournment Proposal, and “FOR” the Merger-Related Compensation Proposal.

In considering the recommendation of the Yadkin board of directors with respect to the proposal to approve Merger Agreement, Yadkin shareholders should be aware that Yadkin’s directors and executive officers have interests in the Mergers that are different from, or in addition to, those of other Yadkin shareholders. The Yadkin board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Mergers and the Merger Agreement, and in making its recommendation. See “The Mergers—Interests of Yadkin Directors and Executive Officers in the Mergers,” beginning on page [—].

The above explanation of the reasoning of the Yadkin board and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Keefe, Bruyette & Woods, Inc.

Yadkin engaged KBW to render financial advisory and investment banking services to Yadkin in connection with the proposed transaction to combine VantageSouth with Yadkin, including an opinion to the Yadkin board of directors as to the fairness, from a financial point of view, to Yadkin of the effective exchange ratio of 0.3125 shares of Yadkin voting common stock to be issued for each outstanding share of VantageSouth common stock as consideration to (i) the holders of VantageSouth common stock (other than Piedmont) and (ii) the holders of Piedmont common stock solely for the shares of VantageSouth common stock owned by Piedmont. Yadkin selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction and is familiar with Yadkin and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

On January 27, 2014, in connection with the execution of the Merger Agreement, KBW rendered an opinion to the Yadkin board that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the effective exchange ratio in the proposed transaction was fair, from a financial point of view, to Yadkin.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Yadkin board (in its capacity as such) in connection with its consideration of the financial terms of the proposed transaction. The opinion addressed only the fairness, from a financial point of view, to Yadkin of the effective exchange ratio in the proposed transaction. It did not address the underlying business decision to proceed with the proposed transaction or constitute a recommendation to the Yadkin board in connection with the proposed transaction, and it does not constitute a recommendation to the shareholders of Yadkin or any other entity as to how to vote in connection with the proposed transaction or any other matter, nor does it constitute a recommendation on whether or not any Yadkin shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the proposed transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to, the proposed acquisition of Piedmont and the other assets and liabilities of Piedmont to be acquired with the shares of VantageSouth common stock owned by Piedmont as a result of the merger of Piedmont with and into Yadkin in connection with the proposed transaction, or any term or aspect of such acquisition of Piedmont.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In rendering the opinion, KBW reviewed, among other things:

•	the Merger Agreement;

•	the audited financial statements and annual reports on Form 10-K for the three years ended December 31, 2012 of Yadkin and VantageSouth;

•	the quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013, of Yadkin and VantageSouth;

•	certain other interim reports to stockholders and other communications of Yadkin and VantageSouth to their respective stockholders; and

•	other financial information concerning the businesses and operations of Yadkin and VantageSouth furnished to KBW by Yadkin and VantageSouth for purposes of KBW’s analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Yadkin and VantageSouth and the current and historical trading prices and volume of the common stock of Yadkin and VantageSouth;

•	the assets and liabilities of Yadkin and VantageSouth;

•	the nature and terms of certain other mergers and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for each of Yadkin and VantageSouth with similar information for certain other companies the securities of which are publicly traded;

•	financial and operating forecasts and projections of Yadkin and VantageSouth which were prepared by and provided to KBW and discussed with KBW by the respective managements of Yadkin and VantageSouth and which were relied upon by KBW with the consent of the Yadkin board; and

•	estimates regarding certain pro forma financial effects of the proposed transaction on Yadkin (including, without limitation, the cost savings and related expenses expected to result from the proposed transaction) that were prepared by and provided to KBW and discussed with KBW by the managements of Yadkin and VantageSouth and which were relied upon by KBW with the consent of the Yadkin board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior managements of Yadkin and VantageSouth regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters that KBW deemed relevant to its inquiry. In connection with KBW’s opinion, KBW was not requested to perform, and did not perform or rely upon, any analysis to evaluate the value of Piedmont or any of its assets (other than the shares of VantageSouth common stock owned by Piedmont) or securities.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the respective managements of Yadkin and/or VantageSouth, as the case may be, as to the reasonableness and achievability of the financial and operating forecasts and projections of Yadkin and VantageSouth and estimates regarding certain pro forma financial effects of the proposed transaction on Yadkin (and the assumptions and bases for such forecasts, projections and estimates) which were prepared by and provided to KBW by the respective managements of Yadkin and/or VantageSouth, as the case may be, and KBW assumed, with the consent of Yadkin, that such forecasts, projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Yadkin and/or VantageSouth, as the case may be, and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated by the respective managements of Yadkin and/or VantageSouth, as the case may be.

It is understood that such forecasts, projections and estimates of Yadkin and VantageSouth provided to KBW were not prepared with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth therein. KBW assumed, based on discussions with the respective management teams of Yadkin and VantageSouth, that such forecasts, projections and estimates provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on this information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Yadkin or VantageSouth since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and it assumed, without independent verification and with Yadkin’s consent that the aggregate allowances for loan and lease losses for Yadkin and VantageSouth were adequate to cover such losses. In rendering the opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Yadkin or VantageSouth, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files or evaluate the solvency, financial capability or fair value of Yadkin or VantageSouth under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed that, in all respects material to its analysis:

•	the proposed transaction and related transactions would be completed substantially in accordance with the terms set forth in the Merger Agreement with no adjustments to the effective exchange ratio (for purposes of KBW’s opinion and this section of this document, “related transactions” include, without limitation, (i) the offer and sale by VantageSouth, prior to the consummation of the proposed transaction, of approximately 9,200,000 shares of VantageSouth common stock for $5.10 per share in a qualified private placement, (ii) the redemption, repurchase or cancellation by VantageSouth, prior to the consummation of the proposed transaction, of (x) all outstanding shares of Series A and Series B preferred stock of VantageSouth and (y) all outstanding warrants to purchase shares of VantageSouth common stock, with the proceeds received from the VantageSouth capital raise, (iii) the acquisition by Yadkin of Piedmont and its other assets (in addition to the shares of VantageSouth common stock owned by Piedmont) and liabilities in connection with the merger of Piedmont with and into Yadkin, and (iv) the Bank Merger, to occur immediately following the proposed transaction);

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;

•	each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the proposed transaction and related transactions and that all conditions to the completion of the proposed transaction and related transactions would be satisfied without any waivers or modifications to the Merger Agreement; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the proposed transaction and related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Yadkin, VantageSouth or the combined entity or the contemplated benefits of the proposed transaction, including the cost savings and related expenses expected to result from the proposed transaction.

KBW assumed that the proposed transaction and related transactions would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that Yadkin relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Yadkin, VantageSouth, the proposed transaction and related transactions (including, without limitation, the Bank Merger, the VantageSouth capital raise and the VantageSouth TARP redemption as well as the acquisition of Piedmont and the assets and liabilities thereof to be acquired, together with the shares of VantageSouth common stock owned by Piedmont, as a result of the Piedmont Merger) and the Merger Agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the effective exchange ratio in the proposed transaction to Yadkin. KBW expressed no view or opinion as to any terms or other aspects of the proposed transaction or any related transaction, including without limitation, the form or structure of the proposed transaction or any related transaction (including (i) the Piedmont Merger (ii) the form, structure or allocation of the actual stock and cash consideration to be paid by Yadkin to the stockholders of Piedmont in the Piedmont Merger or (iii) the holdback, as described in the Merger Agreement, of certain shares of Yadkin voting common stock to be deposited into an irrevocable “rabbi trust” to be established by Yadkin pursuant to the terms of a trust agreement to be entered into by Yadkin and the trustee thereunder), any consequences of the proposed transaction or any related transaction to Yadkin, its shareholders, creditors or otherwise, or any terms, aspects or implications of the trust agreement or any other voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the proposed transaction, any related transactions or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. It is understood that developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and that KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Yadkin to engage in the proposed transaction or any related transaction or enter into the Merger Agreement;

•	the relative merits of the proposed transaction or any related transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by Yadkin or the Yadkin board;

•	the fairness of the amount or nature of any compensation to any of Yadkin’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Yadkin voting common stock;

•	the effect of the proposed transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Yadkin, VantageSouth or Piedmont, or any other party to any transaction contemplated by the Merger Agreement;

•

the merits or implications of the Bank Merger, the VantageSouth Equity Issuance or the VantageSouth TARP redemption (including without limitation, the timing of the foregoing or any amounts to be paid or received in respect thereof) or of the acquisition of Piedmont and the assets and liabilities thereof to be acquired, together with the shares of VantageSouth common stock owned by Piedmont, as a result of Yadkin’s merger with Piedmont (including the fairness of the cash consideration to be paid by Yadkin, in addition to the shares of Yadkin voting common stock to be issued, in the Piedmont Merger);

•	the actual value of the Yadkin voting common stock to be issued in the proposed transaction;

•	the prices, trading range or volume at which Yadkin voting common stock or VantageSouth common stock would trade following the public announcement of the proposed transaction or the prices, trading range or volume at which Yadkin voting common stock would trade following consummation of the proposed transaction;

•	any advice or opinions provided by any other advisor to any of the parties to the proposed transaction or any other transaction contemplated by the Merger Agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Yadkin, VantageSouth, their respective shareholders, or relating to or arising out of or as a consequence of the proposed transaction or any related transaction, including whether or not the proposed transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Yadkin, and VantageSouth. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Yadkin board in making its determination to approve the Merger Agreement and the proposed transaction. Consequently, the analyses described below should not be viewed as determinative of the decision of the Yadkin board with respect to the fairness of the effective exchange ratio. The effective exchange ratio was determined through negotiation between Yadkin and VantageSouth and the decision to enter into the Merger Agreement was solely that of the Yadkin board.

The following is a summary of the material financial analyses performed by KBW in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion, but summarizes the material analyses performed in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Yadkin and VantageSouth to 18 selected publicly traded banks headquartered in North Carolina, South Carolina and Virginia with assets between $1.0 billion and $5.0 billion. The selected companies included:

TowneBank	American National Bankshares Inc.
First Bancorp	Middleburg Financial Corporation
BNC Bancorp	WashingtonFirst Bankshares, Inc.
Cardinal Financial Corporation	Community Bankers Trust Corporation
First Community Bancshares, Inc.	Palmetto Bancshares, Inc.
CommunityOne Bancorp	National Bankshares, Inc.
Hampton Roads Bankshares, Inc.	Peoples Bancorp of North Carolina, Inc.
Park Sterling Corporation	Eastern Virginia Bankshares, Inc.
NewBridge Bancorp	Monarch Financial Holdings, Inc.

To perform this analysis, KBW used (i) historical financial information as of or for the last three month or 12 month period ended September 30, 2013, (ii) earnings per share (“EPS”) estimates for 2014 and 2015 from First Call, a nationally recognized earnings estimate consolidator (which, in the case of VantageSouth, reflect the estimates of the sole public research analyst covering VantageSouth) and (iii) market price data as of January 24, 2014. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Yadkin and VantageSouth’s historical financial statements, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance and financial condition of Yadkin, VantageSouth and the selected companies (excluding the impact of certain metrics of Palmetto Bancshares, Inc. considered to be not meaningful):

			Selected Companies
	Yadkin	VantageSouth	Minimum	Mean	Median	Maximum
Core Return on Average Assets(1)	0.99%	0.36%	0.26%	0.77%	0.75%	1.69%
Core Return on Average Equity(1)	10.18%	3.10%	2.06%	7.79%	6.57%	20.24%
Net Interest Margin	3.96%	4.43%	3.36%	3.94%	3.90%	4.88%
Fee Income / Revenue Ratio(2)	23.0%	18.6%	4.6%	22.5%	19.9%	63.2%
Efficiency Ratio	64.4%	72.7%	43.4%	71.1%	70.4%	92.6%
Tangible Common Equity / Tangible Assets	8.19%	7.75%	3.43%	8.75%	8.59%	12.89%
Total Risk-Based Capital Ratio	14.38%	13.38%	12.23%	15.79%	15.64%	23.89%
Loans / Deposits	89.4%	83.4%	64.0%	81.0%	82.4%	94.3%
Loan Loss Reserve / Gross Loans	1.56%	0.52%	0.66%	1.69%	1.62%	2.69%
Nonperforming Assets / Loans + OREO	2.73%	1.83%	0.22%	3.26%	3.09%	7.39%
Net Charge-Offs / Average Loans	0.58%	0.20%	(0.22%)	0.30%	0.24%	0.88%

(1)	Core income defined as net income after taxes and before extraordinary items, less the after-tax portion of income from investment securities and nonrecurring items.
(2)	Excludes gain/loss on sale of securities.

KBW’s analysis showed, to the extent publicly available, the following concerning the market performance of Yadkin, VantageSouth and the selected companies (excluding the impact of certain selected company LTM EPS multiples considered to be not meaningful):

					Selected Companies
	Yadkin		VantageSouth		Minimum		Mean		Median		Maximum
Stock Price / Book Value per Share	1.65	x	1.26	x	0.89	x	1.36	x	1.24	x	3.14	x
Stock Price / Tangible Book Value per Share	1.68	x	1.52	x	0.98	x	1.54	x	1.41	x	3.65	x
Stock Price / LTM EPS	NM	(1)	51.4	x	5.3	x	15.1	x	14.5	x	25.0	x
Stock Price / 2014 EPS	13.7	x	16.1	x	10.8	x	15.1	x	14.8	x	21.3	x
Stock Price / 2015 EPS	12.7	x	12.0	x	10.6	x	12.9	x	12.9	x	16.4	x
Dividend Yield(2)	0.0%		0.0%		0.0%		1.3%		1.2%		3.8%
LTM Dividend Payout(3)	0.0%		0.0%		(39.0%)		16.0%		21.2%		45.3%

(1)	Considered to be not meaningful.
(2)	Represents most recent quarterly dividend annualized as a percentage of stock price.
(3)	Represents most recent quarterly dividend annualized as a percentage of LTM EPS.

KBW’s analysis also showed the following data for VantageSouth after giving effect to the VantageSouth capital raise and the VantageSouth TARP redemption: (i) tangible common equity/tangible assets ratio of 9.83%; (ii) total risk-based capital ratio of 13.33%; (iii) book value per share multiple of 1.23x; and (iv) tangible book value per share multiple of 1.43x.

No company used as a comparison in the above analysis is identical to Yadkin or VantageSouth. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 24 selected mergers and acquisitions transactions involving nationwide bank and thrift targets that were announced since January 1, 2012 with disclosed deal values greater than $100 million where acquired company assets were between 30% to 170% of acquirer assets. The selected transactions included:

Acquiror:	Acquired Company:
TriCo Bancshares	North Valley Bancorp
Center Bancorp, Inc.	ConnectOne Bancorp, Inc.
ViewPoint Financial Group, Inc.	LegacyTexas Group, Inc.
Independent Bank Group, Inc.	BOH Holdings, Inc.
Rockville Financial, Inc.	United Financial Bancorp, Inc.
Cascade Bancorp	Home Federal Bancorp, Inc.
Heritage Financial Corporation	Washington Banking Company
Umpqua Holdings Corporation	Sterling Financial Corporation
Mercantile Bank Corporation	Firstbank Corporation
PacWest Bancorp	CapitalSource Inc.
MB Financial, Inc.	Taylor Capital Group, Inc.
Peoples Financial Services Corp.	Penseco Financial Services Corporation
Home BancShares, Inc.	Liberty Bancshares, Inc.
Union First Market Bankshares Corporation	StellarOne Corporation
Provident New York Bancorp	Sterling Bancorp
SCBT Financial Corporation	First Financial Holdings, Inc.
Renasant Corporation	First M&F Corporation
United Bankshares, Inc.	Virginia Commerce Bancorp, Inc.
PacWest Bancorp	First California Financial Group, Inc.
Columbia Banking System, Inc.	West Coast Bancorp
FirstMerit Corporation	Citizens Republic Bancorp, Inc.
M&T Bank Corporation	Hudson City Bancorp, Inc.
Cadence Bancorp, LLC	Encore Bancshares, Inc.
Prosperity Bancshares, Inc.	American State Financial Corporation

To the extent publicly available, KBW derived, among other things, the following implied ratios for each transaction referred to above:

•	price per share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•	price per share paid for the acquired company to last twelve months EPS based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition,

•	price per share paid for the acquired company to one-year forward EPS (“Est. EPS”) based on the latest publicly available estimates of the acquired company prior to the announcement of the acquisition, and

•	core deposit premium paid for the acquired company (calculated as tangible common equity premium paid for the acquired company to core deposits (total deposits less time deposits greater than $100,000)) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

These ratios were compared with corresponding transaction ratios for the proposed Yadkin/VantageSouth transaction based on the implied value of $5.41 per share of VantageSouth common stock derived using the effective exchange ratio in the proposed transaction and the closing price of Yadkin voting common stock on January 24, 2014 of $17.31. KBW used the 2014 EPS estimate for VantageSouth from First Call (which reflects the estimate of the sole public research analyst covering VantageSouth).

The results of the analysis are set forth in the following table (excluding the impact of certain selected transaction LTM and Est. EPS multiples considered to be not meaningful):

	Yadkin/ VantageSouth Transaction		Selected Transactions
			Minimum		Mean		Median		Maximum
Price/Tangible Book Value	1.60	x	0.84	x	1.68	x	1.65	x	2.62	x
Price/LTM EPS	54.1	x	2.6	x	18.9	x	17.0	x	55.5	x
Price/Est. EPS(2)	16.9	x	4.3	x	17.3	x	17.2	x	25.6	x
Core Deposit Premium	7.2%		(3.6%)		10.3%		8.7%		35.4%

KBW’s analysis also showed an implied tangible book value per share multiple and core deposit premium paid for VantageSouth in the proposed Yadkin/VantageSouth transaction, after giving effect to the VantageSouth capital raise and the VantageSouth TARP redemption, of 1.51x and 7.8%, respectively.

No company or transaction used as a comparison in the above analysis is identical to VantageSouth or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Yadkin and VantageSouth to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis excluded purchase accounting adjustments and the impact of the VantageSouth capital raise, the VantageSouth TARP redemption and the redemption of Yadkin preferred stock and associated warrants. To perform this analysis, KBW used (i) balance sheet data for Yadkin and VantageSouth as of September 30, 2013, (ii) net income estimates for Yadkin for 2014 and 2015 from Yadkin management and net income estimates for VantageSouth for 2014 and 2015 from VantageSouth management, and (iii) market price data as of January 24, 2014. The results of KBW’s analysis are set forth, and compared to illustrative pro forma ownership percentages of Yadkin and VantageSouth shareholders in the combined company based on the effective exchange ratio, in the following table:

	Yadkin Percentage Contribution	VantageSouth Percentage Contribution
Ownership
Effective Exchange Ratio (0.3125x)	50.0%	50.0%

Balance Sheet ($mm)
Assets	47.0%	53.0%
Gross Loans Held for Investment	49.6%	50.4%
Deposits	47.9%	52.1%
Tangible Common Equity	48.7%	51.3%

Net Income to Common ($mm)
2014 Est. GAAP Net Income	52.9%	47.1%
2015 Est. GAAP Net Income	50.0%	50.0%

Market Capitalization ($mm)
Market Capitalization on 1/24/2014	51.3%	48.7%

Standalone Discounted Cash Flow Analyses. As more fully described below, KBW performed separate discounted cash flow analyses of VantageSouth (assuming completion of the VantageSouth capital raise and the VantageSouth TARP redemption) and Yadkin (assuming the redemption of Yadkin preferred stock and associated warrants) to estimate ranges of the respective implied equity values of VantageSouth and Yadkin on a standalone basis.

•	VantageSouth. KBW used financial forecasts and projections relating to the earnings and assets of VantageSouth provided to KBW by VantageSouth management, and assumed discount rates ranging from 10.0% to 14.0%. The range of values was determined by adding (1) the present value of projected cash flows to VantageSouth shareholders from 2014 to 2018 and (2) the present value of the terminal value of VantageSouth’s common stock. In determining cash flows available to shareholders, KBW assumed that VantageSouth would maintain a tangible common equity / tangible asset ratio of 8.00%, and would retain sufficient earnings to maintain these levels. In calculating the terminal value of VantageSouth, KBW applied multiples ranging from 13.0 times to 16.0 times 2019 forecasted earnings. This resulted in a range of implied values per share of VantageSouth common stock of approximately $5.39 per share to $7.18 per share.

•	Yadkin. KBW used financial forecasts and projections relating to the earnings and assets of Yadkin provided to KBW by Yadkin management, and assumed discount rates ranging from 10.0% to 14.0%. The range of values was determined by adding (1) the present value of projected cash flows to Yadkin shareholders from 2014 to 2018 and (2) the present value of the terminal value of Yadkin’s common stock. In determining cash flows available to shareholders, KBW assumed that Yadkin would maintain a tangible common equity / tangible asset ratio of 8.00%, and would retain sufficient earnings to maintain these levels. In calculating the terminal value of Yadkin, KBW applied multiples ranging from 13.0 times to 16.0 times 2019 forecasted earnings. This resulted in a range of implied values per share of Yadkin voting common stock of approximately $14.39 per share to $19.66 per share.

Utilizing the ranges of implied per share values of VantageSouth common stock and Yadkin voting common stock derived in the standalone discounted cash flow analyses described above, KBW derived a range of implied exchange ratios of approximately 0.365x to 0.374x.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analyses did not purport to be indicative of the actual values or expected values of VantageSouth or Yadkin.

Pro Forma Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of implied equity values of Yadkin (pro forma for the proposed transaction and assuming completion of the VantageSouth capital raise, the VantageSouth TARP redemption and the redemption of Yadkin preferred stock and associated warrants). In performing this analysis, KBW used (i) financial forecasts and projections relating to the earnings and assets of Yadkin provided to KBW by Yadkin management, (ii) financial forecasts and projections relating to the earnings and assets of VantageSouth provided to KBW by VantageSouth management, and (iii) cost savings estimates, loan credit mark adjustments, other acquisition adjustments and restructuring charges provided to KBW by Yadkin and VantageSouth managements, and KBW assumed discount rates ranging from 10.0% to 14.0%. The range of values was determined by adding (1) the present value of projected cash flows to Yadkin shareholders (pro forma for the proposed transaction) from 2014 to 2018 and (2) the present value of the terminal value of Yadkin voting common stock (pro forma for the proposed transaction). In determining cash flows available to shareholders, KBW assumed that Yadkin (pro forma for the proposed transaction) would maintain a tangible common equity / tangible asset ratio of 8.00%, and would retain sufficient earnings to maintain these levels. In calculating the terminal value of Yadkin (pro forma for the proposed transaction), KBW applied multiples ranging from 13.0 times to 16.0 times 2019 forecasted earnings. This resulted in a range of implied values per share of Yadkin voting common stock (pro forma for the proposed transaction) of approximately $17.30 to $23.55 per share. The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Yadkin (pro forma for the proposed transaction).

Financial Impact Analysis. KBW performed a pro forma merger analysis that combined projected income statement and balance sheet information of Yadkin and VantageSouth, excluding one-time restructuring charges. Pro forma assumptions regarding accounting treatment, acquisition adjustments and cost savings per Yadkin and VantageSouth managements were used to calculate the potential financial impact that the proposed transaction (assuming completion of the VantageSouth capital raise, the VantageSouth TARP redemption and the redemption of Yadkin preferred stock and associated warrants) could have on certain projected financial results of Yadkin. In the course of this analysis, KBW used closing balance sheet estimates at June 30, 2014 and 2014 and 2015 earnings estimates for Yadkin provided by Yadkin management and used closing balance sheet estimates at June 30, 2014 and 2014 and 2015 earnings estimates for VantageSouth provided by VantageSouth management. This analysis indicated that the proposed transaction could be accretive to Yadkin’s estimated EPS for 2014 (assuming a full year impact) and 2015 and could be dilutive to Yadkin’s tangible book value per share at June 30, 2014. This analysis also indicated that, pro forma for the proposed transaction, Yadkin’s tangible common equity/tangible assets ratio at June 30, 2014 could be higher while Yadkin’s leverage ratio, Tier 1 capital ratio and total risk-based capital ratio, all at June 30, 2014, could be lower. For all of the above analyses, the actual results achieved by Yadkin following the proposed transaction will vary from the projected results, and the variations may be material.

Miscellaneous. KBW has acted as financial advisor to Yadkin in connection with the proposed merger, and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, or sell securities to, Yadkin, VantageSouth and Piedmont. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Yadkin and VantageSouth for its own account and for the accounts of its customers. To the extent KBW had any such positions as of the date of its opinion, it was disclosed to the Yadkin board.

Pursuant to KBW’s engagement agreement, Yadkin agreed to pay KBW a cash fee equal to the sum of (i) $1,900,000 plus (ii) 0.5% of the aggregate consideration in the proposed transaction, of which fee $250,000 was payable upon the rendering of KBW’s opinion, $150,000 became payable upon the execution of the Merger Agreement, and the balance of which fee is contingent upon the successful completion of the proposed transaction. Based on the above, KBW’s fee is estimated to be approximately $3,400,000. In addition, Yadkin agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. During the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to both Yadkin and VantageSouth and received compensation for such services. KBW received investment banking fees of approximately $400,000 plus actual out-of-pocket expenses from VantageSouth during the two years preceding the date of KBW’s opinion. KBW received investment banking fees of approximately $3.9 million plus actual out-of-pocket expenses from Yadkin during the two years preceding the date of KBW’s opinion. KBW acted as Yadkin’s sole placement agent in connection with a private placement in October 2012, and as Yadkin’s financial advisor in connection with Yadkin’s conversion of preferred stock issued under the Troubled Asset Relief Program in December 2012. KBW acted as VantageSouth’s financial advisor in connection with VantageSouth’s acquisition of ECB Bancorp, Inc. in April 2013. In August 2013, KBW also provided initial investment banking services for a registered offering by VantageSouth that was not completed, for which KBW did not receive compensation. In the past two years, KBW has not provided investment banking and financial advisory services to Piedmont. KBW may in the future provide investment banking and financial advisory services to Yadkin, VantageSouth or Piedmont and receive compensation for such services.

VantageSouth’s Reasons for the Merger; Recommendation of VantageSouth’s Board of Directors

After careful consideration, VantageSouth’s board of directors, at a meeting held on January 24, 2014, unanimously determined that the plan of merger contained in the Merger Agreement is in the best interests of VantageSouth and its stockholders. Accordingly, VantageSouth’s board of directors adopted and approved the Merger Agreement and unanimously recommends that VantageSouth stockholders vote “FOR” VantageSouth Merger Proposal, “FOR” the VantageSouth Adjournment Proposal, and “FOR” the VantageSouth Merger-Related Compensation Proposal.

In reaching its decision to adopt and approve the Merger Agreement, the Mergers, and the other transactions contemplated thereby, and to recommend that its stockholders approve the Mergers, the VantageSouth board of directors consulted with VantageSouth senior management, as well as its legal counsel, Womble Carlyle, and its financial advisor, Sandler O’Neill, and considered a number of factors in favor of the Mergers, including the following material factors, which are not presented in order of priority:

•	the exchange ratio of 0.3125 shares of Yadkin voting common stock per outstanding share of VantageSouth common stock;

•	the business strategy and strategic plan of VantageSouth, its prospects for the future, projected financial results, and expectations relating to the Mergers;

•	the nature of the VantageSouth Merger as a true merger of equals and the strategic benefits of being the largest community bank headquartered in North Carolina with a significant presence in Charlotte and Raleigh;

•	the complementary aspects of the combined company’s businesses, including revenue streams, customer focus, geographical coverage, business orientation and compatibility of the companies’ cultures, management, and operating styles, and the potential cost savings and revenue synergies in connection with the Mergers and the related impact on the combined company’s earnings;

•	the complementary branch networks of both parties and the expectation of greater market density, opportunities for consolidation and unique franchise scarcity value;

•	a review of the risks and prospects of VantageSouth remaining at its current size, including the challenges and costs of maintaining a community bank of VantageSouth’s size in the current financial and regulatory climate;

•	a review of potential merger opportunities available to VantageSouth for the foreseeable future based on an assessment of financial institutions operating in VantageSouth’s market area or in contiguous areas that are of appropriate size and liquidity to engage in a transaction with VantageSouth;

•	the potential revenue opportunities created by the Mergers including opportunities to cross-sell expanded products and services to a larger combined customer base and to larger customers;

•	a review of the historical financial statements and condition of VantageSouth and Yadkin and certain other internal information, primarily financial in nature, relating to the respective businesses, earnings and balance sheets of VantageSouth and Yadkin;

•	the potential trading peer group for the combined company and expected increased trading multiples for the combined company compared to VantageSouth on a stand-alone basis;

•	the form of merger consideration, which consists solely of Yadkin voting common stock, providing VantageSouth stockholders with the opportunity to participate in the future performance of the combined company;

•	opportunity to eliminate VantageSouth’s two bank holding company structure through the Mergers and thereby simplify regulatory requirements and corporate structure;

•	the comprehensive two way due diligence process that included internal teams from both companies, third-party credit firms and comprehensive legal due diligence performed by VantageSouth’s legal counsel;

•	the written opinion of Sandler O’Neill, VantageSouth’s financial advisor, dated as of January 27, 2014, delivered to the VantageSouth board of directors to the effect that, as of such date, and based upon and subject to and the various factors, assumptions and limitations set forth in its opinion, the exchange ratio to be received by the stockholders of VantageSouth common stock in the proposed transaction with Yadkin is fair, from a financial point of view, to such stockholders;

•	the ability of VantageSouth stockholders to benefit from the combined companies’ potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to either party’s earnings and prospects on a stand-alone basis;

•	the strong pro forma capital position of the combined company to support future growth and capital management;

•	the opportunity to mitigate integration risks and increase potential returns as a result of the complementary nature of the capital and balance sheet structures, business strategies, customers and geographic markets of the two companies;

•	an enhanced management team and board with continued participation from both parties which enhances the likelihood that the expected benefits of the Mergers will be realized; in particular, the VantageSouth board of directors considered the following with respect to VantageSouth’s board’s and management’s participation in the combined company:

•	that VantageSouth’s current CEO would be CEO of the combined company;

•	that VantageSouth’s current CFO would be the CFO of the combined company;

•	that the current President of VantageSouth would be the Chief Banking Officer of the combined bank;

•	that the board of directors of the combined company would consist of an equal number of Yadkin and VantageSouth directors;

•	the terms of the Merger Agreement, including the fixed exchange ratio, expected tax treatment, reciprocal deal protection and termination fee provisions and the reciprocal restrictions on the conduct of the business of both companies between the date of the Merger Agreement and the date of consummation of the Mergers, and the absence of burdensome contingencies in the Merger Agreement;

•	the greater market capitalization and anticipated trading liquidity of the common stock of the combined company after the Mergers; and

•	the likelihood of obtaining the necessary regulatory approvals within a reasonable time frame and without unusual or burdensome conditions.

The VantageSouth board of directors also considered a number of potentially negative factors in its deliberations concerning the Merger Agreement, including:

•	the need to obtain approval by the shareholders of Yadkin, VantageSouth, and Piedmont, as well as regulatory approvals, to complete the transaction and the risk that those or other conditions would not be satisfied;

•	the potential risks associated with achieving anticipated costs savings and successfully integrating VantageSouth’s business, operations and workforce with that of Yadkin;

•	the transaction-related restructuring charges and other merger-related costs;

•	the interests of VantageSouth’s executive officers and directors in connection with the transaction;

•	the diversion of management attention and resources from the operation of VantageSouth’s business and toward the completion of the Mergers; and

•	potential litigation brought by stockholders of VantageSouth or Yadkin arising from the Merger Agreement or the transactions contemplated thereby.

The foregoing discussion of the information and factors considered by the VantageSouth board of directors is not intended to be exhaustive, but includes the material factors considered by VantageSouth’s board. In reaching its decision to approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, the VantageSouth board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The VantageSouth board of directors considered all these factors as a whole, including thorough discussions with, and questioning of, VantageSouth’s management and financial and legal advisors. The VantageSouth board of directors considered the foregoing factors as a whole and unanimously concluded that the positive factors outweighed the negative factors, and that the factors as a whole supported a determination to approve and adopt the Merger Agreement.

For the reasons set forth above, the VantageSouth board of directors determined that the Merger Agreement and transactions contemplated thereby are advisable and in the best interests of VantageSouth and its stockholders, and approved the Merger Agreement. The VantageSouth board of directors recommends that the VantageSouth stockholders vote “FOR” the VantageSouth Merger Proposal, “FOR” the VantageSouth Adjournment Proposal, and “FOR” the VantageSouth Merger-Related Compensation Proposal.

In considering the recommendation of the VantageSouth board of directors with respect to the proposal to approve Merger Agreement, VantageSouth stockholders should be aware that VantageSouth’s directors and executive officers have interests in the Mergers that are different from, or in addition to, those of other VantageSouth stockholders. The VantageSouth board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Mergers and the Merger Agreement, and in making its recommendation. See “The Mergers—Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers,” beginning on page [—].

The above explanation of the reasoning of the VantageSouth board and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Sandler O’Neill + Partners, L.P.

By letter dated October 18, 2013, VantageSouth retained Sandler O’Neill to act as its financial advisor in connection with a potential combination of VantageSouth with Yadkin. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the VantageSouth board of directors in connection with the VantageSouth Merger and participated in certain of the negotiations leading to the execution of the Merger Agreement, dated as of January 27, 2014 with Yadkin. At its January 24, 2014 meeting, the VantageSouth board of directors reviewed the Merger Agreement, and Sandler O’Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of VantageSouth common stock from a financial point of view. The full text of Sandler O’Neill’s written opinion dated January 24, 2014 is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. VantageSouth stockholders are urged to read the entire opinion carefully in connection with their consideration of the VantageSouth Merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to VantageSouth’s board of directors and is directed only to the fairness of the merger consideration to holders of VantageSouth common stock from a financial point of view. It does not address the underlying business decision of VantageSouth to engage in the VantageSouth Merger or any other aspect of the VantageSouth Merger and is not a recommendation to any VantageSouth stockholder as to how such stockholder should vote at the annual meeting with respect to the VantageSouth Merger or any other matter.

In connection with rendering its opinion on January 24, 2014, Sandler O’Neill reviewed and considered, among other things:

•	the Merger Agreement;

•	certain publicly available financial statements and other historical financial information of VantageSouth that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Yadkin that Sandler O’Neill deemed relevant;

•	internal financial projections for VantageSouth for the years ending December 31, 2013 through December 31, 2017 as provided by and discussed with senior management of VantageSouth;

•	internal financial projections for Yadkin for the years ending December 31, 2013 through December 31, 2017 as provided by senior management of Yadkin and approved by senior management of VantageSouth;

•	the pro forma financial impact of the Mergers on VantageSouth, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as determined by the senior managements of VantageSouth and Yadkin;

•	the relative contribution of assets, liabilities, equity and earnings of VantageSouth and Yadkin to the combined entity;

•	a comparison of certain stock trading, financial and other information for VantageSouth and Yadkin with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of VantageSouth the business, financial condition, results of operations and prospects of VantageSouth and held similar discussions with certain members of senior management of Yadkin regarding the business, financial condition, results of operations and prospects of Yadkin.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to Sandler O’Neill by VantageSouth and Yadkin or their respective representatives, or that was otherwise reviewed by Sandler O’Neill, and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the respective managements of VantageSouth and Yadkin that such managements were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets, or the liabilities (contingent or otherwise) of VantageSouth and Yadkin or any of their respective subsidiaries. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of VantageSouth and Yadkin. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of VantageSouth and Yadkin, or the combined entity after the merger, and it has not reviewed any individual credit files relating to VantageSouth and Yadkin. Sandler O’Neill has assumed, with VantageSouth’s consent, that the respective allowances for loan losses for both VantageSouth and Yadkin are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections as provided by the senior management of VantageSouth and internal financial projections as provided by the senior management of Yadkin. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of VantageSouth. With respect to those projections, estimates and judgments, the respective managements of VantageSouth and Yadkin confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those managements of the future financial performance of VantageSouth and Yadkin, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they were based. Sandler O’Neill also assumed that there was no material change in VantageSouth’s and Yadkin’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that VantageSouth and Yadkin would remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct, that each party to the Merger Agreement would perform all of the covenants required to be performed by such party under the Merger Agreement and that the conditions precedent in the Merger Agreement were not waived. Finally, with the consent of VantageSouth, Sandler O’Neill relied upon the advice that VantageSouth received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the VantageSouth Merger and the other transactions contemplated by the Merger Agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. Events occurring after the date of its opinion could materially affect its opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Sandler O’Neill’s opinion was directed to VantageSouth’s board in connection with its consideration of the VantageSouth Merger and does not constitute a recommendation to any shareholder of either VantageSouth or Yadkin as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Mergers. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of VantageSouth common stock and does not address the underlying business decision of VantageSouth to engage in the VantageSouth Merger, the relative merits of the VantageSouth Merger as compared to any other alternative business strategies that might exist for VantageSouth or the effect of any other transaction in which VantageSouth might engage. Sandler O’Neill’s opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. Sandler O’Neill’s opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill has consented to inclusion of its opinion and this summary in the registration statement on Form S-4 which includes this proxy statement/prospectus. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the VantageSouth Merger by any other shareholder.

In rendering its January 24, 2014 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.

In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration to VantageSouth common stockholders on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to VantageSouth or Yadkin and no transaction is identical to the VantageSouth Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of VantageSouth or Yadkin and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of VantageSouth, Yadkin and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the VantageSouth board at the January 24, 2014 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of VantageSouth’s common stock or the prices at which VantageSouth’s common stock may be sold at any time. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by VantageSouth’s board of directors in making its determination to adopt the agreement and plan of merger contained in the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of VantageSouth’s board of directors or management with respect to the fairness of the merger consideration to VantageSouth common stockholders.

At the January 24, 2014 meeting of the VantageSouth board of directors, Sandler O’Neill presented certain financial analyses of the VantageSouth Merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to the VantageSouth board of directors, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Shares of VantageSouth common stock issued and outstanding immediately prior to the merger, except for specified shares of VantageSouth common stock held by Yadkin, VantageSouth or Piedmont , will receive consideration of 0.3125 shares of Yadkin stock per VantageSouth share. The aggregate transaction value of approximately $299 million is based upon the 0.3125 exchange ratio and 46,048,743 shares of VantageSouth common stock outstanding. Based upon financial information as or for the quarter ended September 30, 2013, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value:	136%
Transaction Value / Tangible Book Value:	164%
Transaction Value / 2013 Estimated Earnings Per Share:	46.4	x
Core Deposit Premium:	8.1%
Market Premium (as of January 24, 2014)	5.3%

Relative Contribution Analysis

Sandler O’Neill performed a contribution analysis comparing the September 30, 2013 financial information of VantageSouth and Yadkin and each company’s relative financial contribution to the pro forma entity, prior to any purchase accounting or other transaction related adjustments. The results of Sandler O’Neill’s analysis are set forth in the following table:

(Dollars in thousands)	VantageSouth		Yadkin
Cash and Securities	$497,772	57.0%	$374,853	43.0%
Net Loans	$1,353,675	50.5%	$1,325,055	49.5%
Allowance for Loan Losses	$7,034	25.1%	$21,014	74.9%
Total Assets	$2,046,071	53.0%	$1,813,517	47.0%
Total Deposits	$1,622,539	52.1%	$1,491,336	47.9%
Total Borrowings	$176,380	56.9%	$133,432	43.1%
Total Equity¹	$275,435	60.6%	$178,872	39.4%
Tangible Common Equity¹	$200,459	57.5%	$148,400	42.5%
LTM Net Income	$3,909	NM	($12,605)	NM
Q3 Net Income Annualized	$3,104	15.3%	$17,160	84.7%
2014 Projected Net Income	$15,195	47.0%	$17,114	53.0%
Nonperforming Assets	$25,093	40.5%	$36,863	59.5%
Core Deposits	$1,318,800	58.3%	$943,453	41.7%
Jumbo CDs	$121,366	33.9%	$236,824	66.1%
Market Capitalization¹	$282,265	51.3%	$267,844	48.7%
Number of Locations	45	57.7%	33	42.3%
Percent Ownership¹ (shares)	17,265,232	54.6%	14,383,986	45.4%

¹	Includes VantageSouth’s capital raise

Source: SNL Financial

VantageSouth—Regional Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for VantageSouth and a group of regional financial institutions selected by Sandler O’Neill. The VantageSouth regional peer group was selected by Sandler O’Neill and consisted of the following selected public banks and thrifts headquartered in North Carolina, South Carolina, Virginia, and West Virginia with total assets between $1.25 billion and $3.50 billion, non-performing assets to total assets less than 3.0%, tangible common equity to tangible assets between 6.0%—12%, and positive last twelve months return on average assets.

American National Bankshares, Inc. BNC Bancorp Burke & Herbert Bank & Trust Company Cardinal Financial Corporation City Holding Company	First Community Bancshares, Inc. NewBridge Bancorp Park Sterling Corporation Southern BancShares, Inc.

The analysis compared publicly available financial information for VantageSouth and the median financial and market trading data for the VantageSouth regional peer group as of and for the most recent quarter ended September 30, 2013. The table below sets forth the data for VantageSouth and the median data for the VantageSouth regional peer group as of and for the most recent quarter ended September 30, 2013, with pricing data as of January 21, 2014.

	VantageSouth	Regional Peer Group Median
Total Assets (in millions)	$2,046	$2,616
Tangible Common Equity / Tangible Assets	7.75%	9.08%
Leverage Ratio	9.95%	10.55%
Total Risk Based Capital Ratio	12.66%	16.06%
Last Twelve Months Return on Average Assets	0.39%	1.17%
Last Twelve Months Return on Average Equity	2.97%	10.06%
Last Twelve Months Net Interest Margin	4.45%	4.17%
Last Twelve Months Efficiency Ratio	77.5%	60.6%
Loan Loss Reserves / Gross Loans	0.52%	1.45%
Non-performing Assets / Total Assets	1.23%	1.11%
Most Recent Quarter Net Charge-offs / Average Loans	0.20%	0.21%
Price / Tangible Book Value	151%	148%
Price / Last Twelve Months Earnings Per Share	51.1x	13.3x
Price / 2013 Estimated Earnings Per Share	42.6x	14.7x
Market Capitalization (in millions)	$235	$323

Source: SNL Financial

VantageSouth—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of VantageSouth’s common stock for the one-year period ended January 21, 2014. Sandler O’Neill also reviewed the history of the publicly reported trading prices of VantageSouth’s common stock for the three-year period ended January 21, 2014. Sandler O’Neill then compared the relationship between the movements in the price of VantageSouth’s common stock against the movements in the prices of Yadkin, an index of its regional peer group and the NASDAQ Bank Index.

VantageSouth One-Year Stock Performance
	Beginning Index Value January 21, 2013	Ending Index Value January 21, 2014
VantageSouth	100%	116.9%

VantageSouth Three-Year Stock Performance
	Beginning Index Value January 21, 2011	Ending Index Value January 21, 2014
VantageSouth	100%	218.4%
Yadkin	100%	236.5%
Peer Group Index	100%	137.1%
NASDAQ Bank Index	100%	142.4%

Yadkin—Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Yadkin and a group of financial institutions selected by Sandler O’Neill.

The Yadkin peer group consisted of the following selected public banks and thrifts headquartered in North Carolina, South Carolina, Virginia, West Virginia with total assets between $1.0 billion and $3.0 billion, non-performing assets to total assets less than 3.0% and tangible common equity to tangible assets between 6.0%—10.0%.

American National Bankshares, Inc. BNC Bancorp Burke & Herbert Bank & Trust Company Cardinal Financial Corporation City Holding Company First Bancorp	First Community Bancshares, Inc. NewBridge Bancorp Park Sterling Corporation Southern BancShares, Inc. VantageSouth Bancshares, Inc.

The analysis compared publicly available financial information for Yadkin and the median financial and market trading data for the Yadkin peer group as of and for the most recent quarter ended September 30, 2013. The table below sets forth the data for Yadkin and the median data for the Yadkin peer group as of and for the most recent quarter ended September 30, 2013, with pricing data as of January 21, 2014.

	Yadkin	Peer Group Median
Total Assets (in millions)	$1,814	$2,616
Tangible Common Equity / Tangible Assets	8.19%	8.94%
Leverage Ratio	11.12%	10.55%
Total Risk Based Capital Ratio	14.38%	16.06%
Last Twelve Months Return on Average Assets	(0.52)%	0.98%
Last Twelve Months Return on Average Equity	(5.48)%	9.44%
Last Twelve Months Net Interest Margin	3.66%	4.19%
Last Twelve Months Efficiency Ratio	69.2%	60.6%
Loan Loss Reserves / Gross Loans	1.56%	1.45%
Non-performing Assets / Total Assets	2.03%	1.19%
Most Recent Quarter Net Charge-offs / Average Loans	0.58%	0.21%
Price / Tangible Book Value	173%	151%
Price / Last Twelve Months Earnings Per Share	NM	14.5x
Price / 2013 Estimated Earnings Per Share	15.1x	17.3x
Market Capitalization (in millions)	$268	$323

Source: SNL Financial

Yadkin—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Yadkin’s common stock for the one-year period ended January 21, 2014. Sandler O’Neill also reviewed the history of the publicly reported trading prices of Yadkin’s common stock for the three-year period ended January 21, 2014. Sandler O’Neill then compared the relationship between the movements in the price of Yadkin’s common stock against the movements in the prices of VantageSouth, an index of its peer group and the NASDAQ Bank Index.

Yadkin One-Year Stock Performance
	Beginning Index Value January 21, 2013	Ending Index Value January 21, 2014
Yadkin	100%	197.2%

Yadkin Three-Year Stock Performance
	Beginning Index Value January 21, 2011	Ending Index Value January 21, 2014
Yadkin	100%	236.5%
VantageSouth	100%	218.4
Peer Group Index	100%	134.1%
NASDAQ Bank Index	100%	142.4%

VantageSouth—Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of VantageSouth common stock through December 31, 2017.

Sandler O’Neill based the analysis on VantageSouth’s projected earnings stream as derived from the internal financial projections provided by VantageSouth management for the years ending December 31, 2013 through 2017.

To approximate the terminal value of VantageSouth’s common stock at December 31, 2017, Sandler O’Neill applied price to forward earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 125% to 250%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.55% to 15.55%.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.55%	$4.03	$4.70	$5.37	$6.04	$6.72	$7.39
10.55%	$3.88	$4.52	$5.17	$5.82	$6.46	$7.11
11.55%	$3.73	$4.35	$4.97	$5.60	$6.22	$6.84
12.55%	$3.59	$4.19	$4.79	$5.39	$5.99	$6.59
13.55%	$3.46	$4.04	$4.61	$5.19	$5.77	$6.34
14.55%	$3.33	$3.89	$4.44	$5.00	$5.56	$6.11
15.55%	$3.21	$3.75	$4.28	$4.82	$5.35	$5.89

Tangible Book Value Per Share Multiples

Discount Rate	125%	150%	175%	200%	225%	250%
9.55%	$4.39	$5.27	$6.15	$7.03	$7.91	$8.79
10.55%	$4.23	$5.07	$5.92	$6.76	$7.61	$8.46
11.55%	$4.07	$4.88	$5.70	$6.51	$7.32	$8.14
12.55%	$3.92	$4.70	$5.48	$6.27	$7.05	$7.83
13.55%	$3.77	$4.53	$5.28	$6.04	$6.79	$7.55
14.55%	$3.63	$4.36	$5.09	$5.82	$6.54	$7.27
15.55%	$3.50	$4.20	$4.90	$5.60	$6.31	$7.01

Sandler O’Neill also considered and discussed with the VantageSouth board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming VantageSouth’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for VantageSouth common stock, using a discount rate of 15.55%:

Earnings Per Share Multiples

Annual Budget Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(30.0%)	$2.51	$2.93	$3.35	$3.77	$4.19	$4.61
(20.0%)	$2.87	$3.35	$3.83	$4.31	$4.79	$5.27
(10.0%)	$3.23	$3.77	$4.31	$4.85	$5.39	$5.93
0.0%	$3.59	$4.19	$4.79	$5.39	$5.99	$6.59
10.0%	$3.95	$4.61	$5.27	$5.93	$6.59	$7.24
20.0%	$4.31	$5.03	$5.75	$6.47	$7.18	$7.90
30.0%	$4.67	$5.45	$6.23	$7.00	$7.78	$8.56
Yadkin—Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of Yadkin voting common stock through December 31, 2017.

Sandler O’Neill based the analysis on Yadkin’s projected earnings stream as provided by Yadkin senior management and approved by VantageSouth senior management for the years ending December 31, 2013 through December 31, 2017.

To approximate the terminal value of Yadkin’s common stock at December 31, 2017, Sandler O’Neill applied price to forward earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 125% to 250%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.55% to 15.55%.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.55%	$11.90	$13.88	$15.87	$17.85	$19.83	$21.82
10.55%	$11.45	$13.36	$15.26	$17.17	$19.08	$20.99
11.55%	$11.02	$12.86	$14.69	$16.53	$18.36	$20.20
12.55%	$10.61	$12.38	$14.14	$15.91	$17.68	$19.45
13.55%	$10.22	$11.92	$13.62	$15.33	$17.03	$18.73
14.55%	$9.84	$11.48	$13.12	$14.77	$16.41	$18.05
15.55%	$9.49	$11.07	$12.65	$14.23	$15.81	$17.39

Tangible Book Value Per Share Multiples

Discount Rate	125%	150%	175%	200%	225%	250%
9.55%	$13.56	$16.27	$18.98	$21.70	$24.41	$27.12
10.55%	$13.05	$15.66	$18.26	$20.87	$23.48	$26.09
11.55%	$12.56	$15.07	$17.58	$20.09	$22.60	$25.11
12.55%	$12.09	$14.51	$16.92	$19.34	$21.76	$24.18
13.55%	$11.64	$13.97	$16.30	$18.63	$20.96	$23.29
14.55%	$11.22	$13.46	$15.70	$17.95	$20.96	$22.43
15.55%	$10.81	$12.97	$15.13	$17.30	$19.46	$21.62

Sandler O’Neill also considered and discussed with the VantageSouth board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Yadkin’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for Yadkin voting common stock, using a discount rate of 15.55%:

Earnings Per Share Multiples

Annual Budget Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(30.0%)	$7.43	$8.66	$9.90	$11.14	$12.38	$13.61
(20.0%)	$8.49	$9.90	$11.32	$12.73	$14.14	$15.56
(10.0%)	$9.55	$11.14	$12.73	$14.32	$15.91	$17.50
0.0%	$10.61	$12.38	$14.14	$15.91	$17.68	$19.45
10.0%	$11.67	$13.61	$15.56	$17.50	$19.45	$21.39
20.0%	$12.73	$14.85	$16.97	$19.10	$21.22	$23.34
30.0%	$13.79	$16.09	$18.39	$20.69	$22.99	$25.28

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed a set of recent merger of equal transactions. The set of merger transactions included five merger of equal transactions announced from January 1, 2010 through January 21, 2014 involving nationwide commercial banks and thrifts with announced deal values greater than $100 million at announcement. Sandler O’Neill deemed these transactions to be reflective of the proposed VantageSouth and Yadkin combination. Sandler O’Neill reviewed the following: name kept, headquarters kept, Chairman, CEO, President, percent of pro forma board from legal seller, pro forma ownership of legal seller. As illustrated in the following table, Sandler O’Neill compared the proposed merger items to the median results of these comparable transactions.

	VantageSouth / Yadkin	Comparable Transactions Median
Name Kept	Yadkin	Legal Seller
Headquarters Kept	VantageSouth	Legal Buyer
Chairman	Yadkin	Legal Seller
CEO	VantageSouth	Legal Buyer
President	VantageSouth	Legal Seller
Percent of Pro Forma Board From Legal Seller	50%	50%
Pro Forma Ownership of Legal Seller	55%(1)	50%

(1)	Includes $47 million capital raise

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the Mergers are completed in the third quarter of 2014; (2) the fixed exchange ratio of 0.3125 shares of Yadkin voting common stock per VantageSouth share; (3) pre-tax cost savings of $5 million in 2014, $10 million in 2015, and $10 million in 2016; (4) one-time costs of $6.7 million pre-tax are expensed prior to close and $16.3 million pre-tax are expensed in 2014; (5) Yadkin’s performance was calculated in accordance with Yadkin’s management’s prepared earnings projections; (6) VantageSouth’s performance was calculated in accordance with VantageSouth’s management’s prepared earnings projections; (7) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2015 and 2016, the merger (excluding transaction expenses) would be accretive to Yadkin’s projected earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Compensation and Other Relationships

Sandler O’Neill has acted as financial advisor to the board of directors of VantageSouth in connection with the VantageSouth Merger. VantageSouth has agreed to pay Sandler O’Neill a transaction fee of 0.60% of the aggregate purchase price, 25% of which was due and payable in immediately available funds upon the signing of a definitive agreement to effect a business combination, with the remainder due and payable in immediately available funds on the day of closing of the business combination. VantageSouth has also agreed to pay Sandler O’Neill a fee of $250,000 to render an Opinion in connection with the business combination, which was due and payable in immediately available funds at the time such Opinion was rendered and which is credited towards the total transaction fee due at closing. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee.

Pursuant to Sandler O’Neill’s engagement agreement, VantageSouth also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses, including reasonable fees, if any, and expenses of counsel incurred in connection with the engagement, and to indemnify Sandler O’Neill and related parties against certain liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

In addition to acting as financial advisor to the board of directors of VantageSouth in connection with the VantageSouth Merger, there have been other material relationships between VantageSouth and Sandler O’Neill during the last two years.

The aggregate amount paid by VantageSouth to Sandler O’Neill over the last two years is approximately $3.0 million, which amount includes (i) 25% of the transaction fee paid to Sandler by VantageSouth upon the execution of the Merger Agreement and the payment for Sandler O’Neill rendering its fairness opinion and reimbursement for out-of-pocket expenses and disbursements; (ii) $1.8 million in connection with VantageSouth’s $47.0 million private placement of its common stock on January 31, 2014; and (iii) $650,000 in connection with other financial advisory services.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to VantageSouth and Yadkin and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of VantageSouth and Yadkin or their affiliates for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Yadkin and VantageSouth Unaudited Prospective Financial Information

Yadkin and VantageSouth do not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the negotiation and review of the Merger Agreement, Yadkin’s management prepared certain projections for fiscal years 2014 and 2015 for

Yadkin’s operations, and VantageSouth’s management prepared certain projections for fiscal years 2014 and 2015 for VantageSouth’s operations (which we refer to as the “Yadkin Projections” and “VantageSouth Projections”, respectively), each of which contain unaudited prospective financial information on a standalone, pre-merger basis. The Yadkin Projections were made available to VantageSouth’s financial advisor, Sandler O’Neill, and the VantageSouth Projections were made available to Yadkin’s financial advisor, KBW. The Yadkin Projections and VantageSouth Projections were not prepared with a view toward public disclosure, and the inclusion of the Yadkin Projections and VantageSouth Projections in this joint proxy statement/prospectus should not be regarded as an indication that Yadkin, VantageSouth, or any other recipient of the Yadkin Projections or VantageSouth Projections considered, or now considers, them to be necessarily predictive of actual future results. The Yadkin Projections and VantageSouth Projections were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Niether Yadkin’s and VantageSouth’s current independent registered public accounting firm, Dixon Hughes Goodman LLP, nor any other independent accounting firm, has compiled, examined, or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Yadkin Projections and VantageSouth Projections reflect numerous estimates and assumptions made by Yadkin and VantageSouth, respectively, with respect to industry performance, general business, economic, regulatory, market, and financial conditions and other future events, as well as matters specific to Yadkin’s and VantageSouth’s respective businesses, all of which are difficult to predict and many of which are beyond Yadkin’s and VantageSouth’s respective control. The Yadkin Projections and VantageSouth Projections also reflect assumptions as to certain business decisions that are subject to change. The Yadkin Projections and VantageSouth Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Yadkin Projections and VantageSouth Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Yadkin’s and VantageSouth’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Yadkin’s and VantageSouth’s reports filed with the SEC. The Yadkin Projections and VantageSouth Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement. Further, the Yadkin Projections and VantageSouth Projections do not take into account the effect of any possible failure of the Mergers to occur.

Yadkin Projections

Dollars in millions (except per share data)	Projection for the Year Ending December 31, 2014	Projection for the Year Ending December 31, 2015

Net Income	$17.1	$18.7
Earnings Per Share	$1.19	$1.30

VantageSouth Projections

Dollars in millions (except per share data)	Budget for the Year Ending December 31, 2014	Budget for the Year Ending December 31, 2015

Net Income	15.2	18.7
Earnings Per Share	0.33	0.41

Interests of Yadkin’s Directors and Executive Officers in the Mergers

In considering the recommendation of Yadkin’s board of directors that its shareholders vote to approve the Merger Agreement, Yadkin shareholders should be aware that some of Yadkin’s executive officers and directors have financial interests in the Mergers that are different from, or in addition to, those of Yadkin shareholders generally. The independent members of Yadkin’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers, and in recommending to Yadkin shareholders that the Merger Agreement be approved. For purposes of all of Yadkin’s agreements and plans described below, the completion of the Mergers will constitute a change in control.

Boards of Directors of Yadkin and Yadkin Bank

At the effective time of the Mergers, the number of directors on the boards of directors of Yadkin and Yadkin Bank will be increased to 14, and for a period of 24 months following the effective time of the Mergers, the boards of directors will consist of seven appointees from the current board of directors Yadkin and seven appointees from the current board of directors of VantageSouth. The seven appointees of Yadkin will include Mr. Joseph H. Towell, who will serve as Chairman of the Yadkin board of directors following the completion of the Mergers and the following independent directors: Harry M. Davis, Thomas J. Hall, James A. Harrell, Jr., Larry S. Helms, Dan W. Hill, III, and Harry C. Spell. The Yadkin directors who ultimately serve on the boards of directors of the surviving corporation and the surviving bank following the Mergers will participate in the director compensation program set forth in this joint proxy statement/prospectus or Yadkin’s Annual Report on Form 10-K that was filed with the SEC on February 28, 2014. See “Where You Can Find More Information.”

Acceleration of Vesting of Restricted Stock Awards

Under the terms of the restricted stock award agreements granted pursuant to Yadkin’s 2008 Omnibus Stock Ownership and Long Term Incentive Plan, shares of restricted stock which have not yet vested will automatically become fully vested upon a change in control. As of the date of this joint proxy statement/prospectus, certain of Yadkin’s directors and executive officers have unvested restricted stock awards. For details on the acceleration of vesting of restricted stock awards of named executive officers of Yadkin, see the tabular disclosure provided below.

Acceleration of Vesting of Stock Options

The Nominating and Compensation Committee of Yadkin’s board of directors may, in its absolute discretion, determine that all or any part of the options granted under the Yadkin 2008 Omnibus Stock Ownership and Long Term Incentive Plan shall become immediately exercisable in full and may thereafter be exercised at any time before the date of consummation of the change in control transaction. Some of Yadkin’s officers have unvested stock options. For details on the potential acceleration of vesting of stock options of named executive officers of Yadkin, see the tabular disclosure provided below.

Terms of Change in Control Severance Agreements

Ms. Jan H. Hollar and Mr. J Rick Patterson previously entered into employment agreements with Yadkin which provide that if the employment of any of these executive officers is terminated without “cause” or if such executive officer resigns for “good reason” (as each of those terms are defined below) within two years following a change in control, the executive will be entitled to an amount equal to 2.99 times his or her “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code. This compensation is payable in a single lump sum.

Under the terms of the employment agreements, each officer has the right to terminate his employment for “good reason” if he determines, in his sole discretion, that within two years after a “change in control,” there has been a material diminution in (i) his base compensation, (ii) his authority, duties, or responsibilities, (iii) the authority, duties, or responsibilities of the person to whom he is required to report, (iv) the budget over which he retains authority or either a (v) material change in the geographic location at which he must perform the services or (vi) any other action or inaction that constitutes a material breach by Yadkin of the employment agreement. A “change of control” is defined by reference to Treasury Regulation § 1.409A-3(i)(5) as to Yadkin or Yadkin Bank.

Under the terms of the employment agreements, “cause” means the officer’s personal dishonesty or moral turpitude, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the employment agreement.

In addition, Yadkin has the right, under each employment agreement, to reduce any such payments as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on the officer or the disallowance of a deduction to the Bank.

Pursuant to the Merger Agreement, each of Messrs. Joseph H. Towell, Wm. Mark DeMarcus and Edwin H. Shuford have entered into employment agreements with the surviving corporation and surviving bank that supersede the terms of their existing employment agreements and, as a condition of these new employment agreements, waived any right to receive cash change-in-control payments to which they could otherwise be entitled as a result of the Mergers.

In addition to the executive officers mentioned above, the following officers of Yadkin previously entered into change in control severance agreements: Mr. Walter Joyce, Ms. Ann Holt, Ms. Joan Ingle, Mr. Michael Bailey, Ms. Lisa Rogers, Ms. Patricia Wooten, Mr. Mark Patafio, Mr. George Searle, Mr. Randy Adcock, Ms. Laura Blalock, Ms. Kristi Eller and Mr. Gavin Mohr. Under the terms of each such change in control severance agreement, if the employee’s employment is terminated in connection with, or within six months after, a change in control, then the employee is entitled to receive cash compensation in an amount equal to: three months his annual base salary then in effect for Mr. Walter Joyce; one times his or her annual base salary then in effect for each of Mr. Michael Bailey, Ms. Patria Wooten, Ms. Ann Holt, Mr. Mark Patafio, Ms. Lisa Rogers, Mr. George Searle, and Ms. Joan Ingle; and two times his or her annual base salary then in effect for each of Mr. Gavin Mohr, Mr. Randy Adcock, Ms. Kristi Eller, and Ms. Laura Blalock. Pursuant to the terms of each such change in control severance agreement, payments to be made to the employee which are deemed to be “parachute payments” as defined in Section 280G of the Internal Revenue Code shall be modified or reduced to the extent deemed to be necessary by the Yadkin to avoid the imposition of excise taxes on the executive under Section 4999 of the Internal Revenue Code or the disallowance of a deduction to Yadkin under Section 280(a) of the Internal Revenue Code. Assuming each such officer’s employment is terminated immediately following completion of the Mergers, Yadkin’s officers (excluding Yadkin’s named executive officers) will be entitled to payments and benefits pursuant to the terms of the change in control severance agreements with an aggregate value of approximately $3.5 million.

New Employment Agreements Among the Surviving Corporation, Surviving Bank and Certain Executive Officers of Yadkin

Yadkin and Yadkin Bank have entered into an amended and restated employment agreement with Mr. Towell in order to establish his duties and compensation and to provide for his employment as Executive Chairman following the consummation of the Mergers. By entering into this new agreement, Mr. Towell waived any right or entitlement to any severance payments, compensation, monies, or benefits under his prior employment agreement. The agreement provides for an initial term of employment of three years following the consummation of the Mergers. Within 90 days of the second anniversary of the consummation of the Mergers, and, as may be necessary prior to each anniversary of the consummation of the Mergers thereafter, the agreement provides that the parties will meet in good faith to determine whether to extend the term of the agreement for an additional one-year period beyond the then-effective expiration date. The agreement provides that, during the initial term, Mr. Towell’s base salary will be $500,000 per year. After the initial term, base salary will be reviewed by the board of directors of Yadkin (or a committee of the Yadkin board of directors delegated such authority) not less often than annually. The agreement provides that Mr. Towell’s base salary may not be decreased without his written consent, except in connection with an across-the-board salary decrease affecting all similarly situated executives of Yadkin and Yadkin Bank in the same proportion. In addition, the agreement provides that he is eligible for discretionary bonuses and for participation in all other pension, profit-sharing or retirement plans maintained for the employees of Yadkin and Yadkin Bank, as well as fringe benefits normally associated with his position as Executive Chairman. Under the agreement, Mr. Towell may be terminated for “cause,” as defined in the agreement, and he may otherwise be terminated by Yadkin or Yadkin Bank (subject to vested rights) or may choose to terminate his employment. The agreement provides that Mr. Towell will be entitled to certain severance benefits if he is terminated by Yadkin or Yadkin Bank without cause or if he terminates the agreement for “good reason” (as defined in the agreement), contingent upon his execution of a release of claims against Yadkin or Yadkin Bank and his adherence to certain noncompete restrictions. Yadkin has the right under the agreement to reduce any such payment of severance benefits as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on Mr. Towell or the disallowance of a deduction to Yadkin. Yadkin is also required under the agreement to indemnify Mr. Towell in the event of a suit against him by reason of his current or prior service as an officer or director of Yadkin or Yadkin Bank, as well as required to purchase directors and officers liability insurance covering him for his term of employment and for six years thereafter.

Yadkin and Yadkin Bank have also entered into amended and restated employment agreements with each of Messrs. DeMarcus and Shuford in order to establish their duties and compensation and to provide for their employment as Chief Operating Officer and Chief Credit Officer, respectively, following the consummation of the Mergers. By entering into this new agreement, Messrs. DeMarcus and Shuford each waived any right or entitlement to any severance payments, compensation, monies, or benefits under his prior employment agreement. Each agreement provides for an initial term of employment of three years following the consummation of the Mergers. Within 90 days of the second anniversary of the consummation of the Mergers, and, as may be necessary prior to each anniversary of the consummation of the Mergers thereafter, each agreement provides that the parties thereto will meet in good faith to determine whether to extend the term of the agreement for an additional one-year period beyond the then-effective expiration date. During the initial term, Mr. DeMarcus’ base salary will be $385,000 per year and Mr. Shuford’s base salary will be $250,000 per year. After the initial term, base salary will be reviewed by the board of directors of Yadkin (or a committee of the Yadkin board of directors delegated such authority) not less often than annually. Each agreement provides that base salary may not be decreased without the executive’s written consent, except in connection with an across-the-board salary decrease affecting all similarly situated executives of Yadkin and Yadkin Bank in the same proportion. In addition, each agreement provides that the executive is eligible for discretionary bonuses and for participation in all other pension, profit-sharing or retirement plans maintained for the employees of Yadkin and Yadkin Bank, as well as fringe benefits normally associated with the positions of Chief Operating Officer and Chief Credit Officer, respectively. Under the agreements, each of Messrs. DeMarcus and Shuford may be terminated for “cause,” as defined in each agreement, and may otherwise be terminated by Yadkin or Yadkin Bank (subject to vested rights) or may choose to terminate his employment. With the exception of a termination upon death, for so long as Yadkin employs an Executive Chairman and Chief Executive Officer, Messrs. DeMarcus’ and Shuford’s termination will require the mutual consent of both such individuals.

The agreements provide that Messrs. DeMarcus and Shuford will be entitled to certain severance benefits upon termination by Yadkin or Yadkin Bank without cause or upon Messrs. DeMarcus’ or Shuford’s termination for “good reason” (as defined in the agreements). Each of Messrs. DeMarcus and Shuford will be entitled to additional severance benefits if he is terminated by Yadkin or Yadkin Bank without cause or if he terminates the agreement for “good reason” within one year after a “change in control.” For purposes of each agreement, a “change in control” generally will occur if (i) one person (or more than one person acting as a group) acquires ownership of stock of Yadkin or Yadkin Bank that, together with the stock already held by such person(s), brings the total amount of stock owned by such person(s) above fifty percent of the total fair market value or total voting power of the stock of either Yadkin or Yadkin Bank; (ii) one person (or more than one person acting as a group) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition) ownership of stock of Yadkin or Yadkin Bank possessing thirty percent or more of the total voting power of the stock of such corporation; (iii) a majority of the members of the board of directors of Yadkin or Yadkin Bank are replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority (or alternative larger portion) of the members of such Board prior to the date of the appointment or election; or (iv) the sale of all or substantially all of the assets of Yadkin or Yadkin Bank. The payment of any such severance benefits are contingent upon the executive’s execution of a release of claims against Yadkin or Yadkin Bank and his adherence to certain noncompete restrictions. Yadkin has the right, under each agreement, to reduce any such payment of severance benefits as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on the executive or the disallowance of a deduction to Yadkin. Yadkin is also required under the agreements to indemnify each executive in the event of a suit against the executive by reason of his current or prior service as an officer or director of Yadkin or Yadkin Bank, as well as required to purchase directors and officers liability insurance covering the executive for his term of employment and for six years thereafter.

Potential Payments and Benefits to Yadkin Named Executive Officers in Connection with a Change in Control

The following table and related footnotes are intended to comply with Item 402(t) of Regulation S-K under the Securities Exchange Act of 1934, which requires disclosure of information about the payments and benefits that each of the Yadkin “named executive officers,” as determined for the purposes of Yadkin’s most recent Annual Report on Form 10-K, will or may receive that are based on or otherwise relate to the Mergers, assuming the Mergers were completed on July 1, 2014. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including an assumption that the employment of each of the three named executive officers is terminated immediately following the completion of the Mergers, and do not reflect certain compensation actions that may occur before the completion of the Mergers and reflect some events that will not occur immediately following the Mergers.

Name	Cash ($)		Equity ($)(3)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Joseph H. Towell	—	(1)	115,867	—	—	—	—	115,867
Jan H. Hollar	602,519	(2)	46,469	—	—	—	—	648,988
Wm. Mark DeMarcus	—	(1)	61,794	—	—	—	—	61,794

(1)	Messrs. Towell and DeMarcus have waived their right to receive any cash change-in- control payments as a condition to entering into their new employment agreements.
(2)	The amount set forth represents a double trigger severance payment due to Ms. Hollar upon a termination of employment without cause or a resignation for good reason (as described above), in each case during the two year period following a change in control. This amount is payable in a single lump sum payment due 15 days following the cessation of employment. This amount also reflects a reduction of $46,469 in the amount which would be payable to Ms. Hollar due to the effect of the Internal Revenue Code Section 280G cutback provision in her employment agreements.
(3)	The amount set forth represents the value attributable to the vesting of the restricted stock and stock options with respect to Yadkin voting common stock previously granted to Mr. Towell, Ms. Hollar, and Mr. DeMarcus that will immediately vest upon completion of the Mergers.

Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers

Interests of Directors and Executive Officers of VantageSouth

When considering the recommendation of the VantageSouth board of directors that you vote to approve the Mergers on substantially the terms set forth in the Merger Agreement, you should be aware that some of VantageSouth’s directors and executive officers have interests in the Mergers and have arrangements that are different from, or are in addition to, those of VantageSouth’s stockholders generally. The VantageSouth board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the Merger Agreement and to recommend that VantageSouth stockholders vote in favor of approving the Merger Agreement.

Share Ownership. As of May 9, 2014, the directors and executive officers of VantageSouth may be deemed to be the beneficial owners of 1,348,398 shares, representing 3.4% of the outstanding shares of VantageSouth common stock. See “Security Ownership of Certain Beneficial Owners and Management of VantageSouth.”

Support Agreements. In connection with the Merger Agreement, each of the directors of VantageSouth entered into a support agreement with Yadkin. Pursuant to the support agreements, each director of VantageSouth agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval of the Merger Agreement at the meeting of VantageSouth stockholders and (ii) against any alternative transaction. As of [—], 2014, the directors of VantageSouth were entitled to vote [—] shares, or approximately [—]% of the outstanding shares of VantageSouth common stock. A copy of the form of this support agreement is attached as Exhibit B to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. VantageSouth stockholders are urged to read the form of support agreement in its entirety.

VantageSouth Director and Officer Indemnification and Insurance. Yadkin has agreed to indemnify the directors and officers of VantageSouth following the Mergers against certain liabilities arising from their acts or omissions before the Mergers. Yadkin has also agreed to provide directors’ and officers’ liability insurance for the directors and officers of VantageSouth for a period of six years following the Mergers with respect to acts or omissions occurring before the Mergers that were committed by such directors and officers in their capacities as such.

Yadkin Voting Common Stock to be Received by VantageSouth Directors and Executive Officers in Exchange for Their Shares of VantageSouth Common Stock. The following table sets forth the Yadkin Voting Common Stock VantageSouth directors and executive officers may receive in connection with the Mergers.

Name of Director/Executive Officer	Shares of VantageSouth Common Stock Beneficially Owned as of [—], 2014(1)	Consideration for Stock(2)
J. Adam Abram	107,976	$[—]
David S. Brody	157,643	$[—]
Alan N. Colner	300	$[—]
Scott M. Custer	619	$[—]
George T. Davis, Jr.	439,415	$[—]
Terry S. Earley	10,600	$[—]
Thierry Ho	300	$[—]
Steven W. Jones	12,819	$[—]
J. Bryant Kittrell, III	35,500	$[—]
Joseph T. Lamb, Jr.	437,361	$[—]
Steven J. Lerner	2,300	$[—]
James A. Lucas, Jr.	567,524	$[—]
Charles A. Paul, III	142,388	$[—]
A. Wellford Tabor	300	$[—]
Nicolas D. Zerbib	300	$[—]
All directors and executive officers as a group	[—]	$[—]

(1)	See “Security Ownership of Certain Beneficial Owners and Management of VantageSouth” on page [—] of this joint proxy statement/prospectus for additional information on the beneficial ownership of the VantageSouth directors and executive officers.
(2)	Calculated based on (i) the exchange ratio of 0.3125 and (ii) the closing price of $[—] per share of Yadkin voting common stock, as reported on NASDAQ on [—], 2014, the latest practicable trading day before the distribution of this joint proxy statement/prospectus. No fractional shares of Yadkin voting common stock will be issued in connection with the Mergers. As a result, each resulting fractional share has been multiplied by the closing price of $[—] per share of Yadkin voting common stock, as reported on NASDAQ on [—], 2014, the latest practicable trading day before the distribution of this joint proxy statement/prospectus, which is the share price under the Merger Agreement for fractional shares of Yadkin voting common stock.

New Employment Agreements Among the Surviving Corporation, Surviving Bank, and Certain Executive Officers of VantageSouth

Yadkin and Yadkin Bank have entered into an employment agreement with Mr. Custer in order to establish his duties and compensation and to provide for his employment as Chief Executive Officer following the consummation of the Mergers. By entering into this new agreement, Mr. Custer waived any right or entitlement to any severance payments, compensation, monies, or benefits under his prior employment agreement with Piedmont, VantageSouth, and VantageSouth Bank. The agreement provides for an initial term of employment of three years following the consummation of the Mergers. Within 90 days of the second anniversary of the consummation of the Mergers, and, as may be necessary prior to each anniversary of the consummation of the Mergers thereafter, the agreement provides that the parties will meet in good faith to determine whether to extend the term of the agreement for an additional one-year period beyond the then-effective expiration date. The agreement provides that, during the initial term, Mr. Custer’s base salary will be $500,000 per year. After the initial term, base salary will be reviewed by the board of directors of Yadkin (or a committee of the Yadkin board of directors delegated such authority) not less often than annually. The agreement provides that Mr. Custer’s base salary may not be decreased without his written consent, except in connection with an across-the-board salary decrease affecting all similarly situated executives of Yadkin and Yadkin Bank in the same proportion. In addition, the agreement provides that he is eligible for discretionary bonuses and for participation in all other pension, profit-sharing or retirement plans maintained for the employees of Yadkin and Yadkin Bank, as well as fringe benefits normally associated with his position as Chief Executive Officer. Under the agreement, Mr. Custer may be terminated for “cause,” as defined in the agreement, and he may otherwise be terminated by Yadkin or Yadkin Bank (subject to vested rights) or may choose to terminate his employment. The agreement provides that Mr. Custer will be entitled to certain severance benefits if he is terminated by Yadkin or Yadkin Bank without cause or if he terminates the agreement for “good reason” (as defined in the agreement), contingent upon his execution of a release of claims against Yadkin or Yadkin Bank and his adherence to certain noncompete restrictions. Yadkin has the right under the agreement to reduce any such payment of severance benefits as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on Mr. Custer or the disallowance of a deduction to Yadkin. Yadkin is also required under the agreement to indemnify Mr. Custer in the event of a suit against him by reason of his current or prior service as an officer or director of Yadkin or Yadkin Bank, as well as required to purchase directors and officers liability insurance covering him for his term of employment and for six years thereafter.

Yadkin and Yadkin Bank have also entered into employment agreements with each of Messrs. Earley and Jones in order to establish their duties and compensation and to provide for their employment as Chief Financial Officer and Chief Banking Officer, respectively, following the consummation of the Mergers. Each agreement provides for an initial term of employment of three years following the consummation of the Mergers. Within 90 days of the second anniversary of the consummation of the Mergers, and, as may be necessary prior to each anniversary of the consummation of the Mergers thereafter, each agreement provides that the parties thereto will meet in good faith to determine whether to extend the term of the agreement for an additional one-year period beyond the then-effective expiration date. During the initial term, each of Messrs. Earley’s and Jones’ base salary will be $350,000 per year. After the initial term, base salary will be reviewed by the board of directors of Yadkin (or a committee of the Yadkin board of directors delegated such authority) not less often than annually. Each agreement provides that base salary may not be decreased without the executive’s written consent, except in connection with an across-the-board salary decrease affecting all similarly situated executives of Yadkin and Yadkin Bank in the same proportion. In addition, each agreement provides that the executive is eligible for discretionary bonuses and for participation in all other pension, profit-sharing or retirement plans maintained for the employees of Yadkin and Yadkin Bank, as well as fringe benefits normally associated with the positions of Chief Financial Officer and Chief Banking Officer, respectively. Under the agreements, each of Messrs. Earley and Jones may be terminated for “cause,” as defined in each agreement, and may otherwise be terminated by Yadkin or Yadkin Bank (subject to vested rights) or may choose to terminate his employment. With the exception of a termination upon death, for so long as Yadkin employs an Executive Chairman and Chief Executive Officer, Messrs. Earley’s and Jones’ termination will require the mutual consent of both such individuals.

The agreements provide that Messrs. Earley and Jones will be entitled to certain severance benefits upon termination by Yadkin or Yadkin Bank without cause or upon Messrs. Earley’s or Jones’ termination for “good reason” (as defined in each agreement). Each of Messrs. DeMarcus and Shuford will be entitled to additional severance benefits upon termination by Yadkin or Yadkin Bank without cause or if he terminates the agreement for “good reason” within one year after a “change in control.” For purposes of each agreement, a “change in control” generally will occur if (i) one person (or more than one person acting as a group) acquires ownership of stock of Yadkin or Yadkin Bank that, together with the stock already held by such person(s), brings the total amount of stock owned by such person(s) above fifty percent of the total fair market value or total voting power of the stock of either Yadkin or Yadkin Bank; (ii) one person (or more than one person acting as a group) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition) ownership of stock of Yadkin or Yadkin Bank possessing thirty percent or more of the total voting power of the stock of such corporation; (iii) a majority of the members of the board of directors of Yadkin or Yadkin Bank are replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority (or alternative larger portion) of the members of such Board prior to the date of the appointment or election; or (iv) the sale of all or substantially all of the assets of Yadkin or Yadkin Bank. The payment of any such severance benefits are contingent upon the executive’s execution of a release of claims against Yadkin or Yadkin Bank and his adherence to certain noncompete restrictions. Yadkin has the right, under each agreement, to reduce any such payment of severance benefits as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on the executive or the disallowance of a deduction to Yadkin. Yadkin is also required under the agreements to indemnify each executive in the event of a suit against the executive by reason of his current or prior service as an officer or director of Yadkin or Yadkin Bank, as well as required to purchase directors and officers liability insurance covering the executive for his term of employment and for six years thereafter.

Piedmont Phantom Equity Plan

The Piedmont Phantom Equity Plan was established by the Piedmont board and approved by the Piedmont stockholders on January 24, 2014 to motivate, retain and reward certain current and former employees, officers and directors of Piedmont and its affiliates and subsidiaries by giving them the opportunity to share in the appreciation of the value of the company. Under the plan, a select group of key individuals were granted units (each, a “Unit”) credited to an account maintained for each participant. Some of those Units are subject to vesting on dates specific to each participant. Each participant is entitled to receive the aggregate “Unit Value” of the vested portion of his or her account, to be paid to the participant on the earlier of (i) December 31, 2018, or (ii) a “change of control” (as defined in the Piedmont Phantom Equity Plan). The Mergers will not constitute a “change of control” under the terms of the plan. In general, Unit Value is determined by subtracting the per-Unit base price for a Unit from the “full” value of such Unit. The “full” value of each Unit is currently equal to the value of one share of Piedmont common stock. If the Mergers are completed, the “full” value of each Unit will be adjusted to equal the per share consideration that a Piedmont stockholder will receive for one share of Piedmont common stock (that is, 6.28597 shares of Yadkin voting common stock plus any per share cash merger consideration). Each Unit has a per-Unit base price specific to that Unit (the initial base price), which generally will be increased by 8% per year, unless and until certain initial investors in Piedmont realize a return of their capital investment plus a cumulative return equal to 8% per year, as further provided in the Piedmont Phantom Equity Plan (such return, the “Investment Hurdle”). Once the Investment Hurdle has been met, the per-Unit base price returns to its initial base price. Any amounts paid to participants after the Mergers will be paid in common stock of Yadkin.

The Merger Agreement provides that Yadkin will assume the obligations represented by the Piedmont Phantom Equity Plan, and that Yadkin will issue 856,447 shares of Yadkin voting common stock to an irrevocable rabbi trust to assist it in meeting its obligations under the Piedmont Phantom Equity Plan and the Merger Agreement. Simultaneous with the consummation of the Mergers, Yadkin has agreed to file with the SEC a registration statement on Form S-8 to register under the Securities Act the shares of Yadkin voting common stock to be held by the rabbi trust. These shares (i) will be issued and outstanding shares of Yadkin voting common stock with all rights of a holder of such shares, including the right to vote and receive dividends, and (ii) are to be used by Yadkin first to make distributions and satisfy all obligations under the Piedmont Phantom Equity Plan and then to distribute any remaining shares of Yadkin voting common stock held by the rabbi trust to the current holders of Piedmont common stock that are participating in the Mergers. Certain of VantageSouth’s executive officers and directors, namely, Messrs. Abram, Custer, Lerner, Earley and Jones, participate in the Piedmont Phantom Equity Plan and may receive distributions of assets by reason of such participation from the rabbi trust.

If the Mergers have occurred and as of December 31, 2018 there has not been a “change of control,” then the aggregate Unit Value will be distributed to the plan participants on December 31, 2018. Shares of Yadkin voting common stock that are held in the rabbi trust will be used to satisfy these distribution obligations under the Piedmont Phantom Equity Plan. For example, if on December 31, 2018 the market value of Yadkin voting common stock is $20 per share, then the aggregate Unit Value will equal approximately $4,000,000. In this hypothetical scenario, approximately 200,000 shares of Yadkin voting common stock held in the rabbi trust would be used to satisfy obligations under the Piedmont Phantom Equity Plan and distributed to the plan participants, and approximately 656,447 shares of Yadkin common stock (that is, the shares remaining is the rabbi trust after distributions are made to the plan participants), with a value of approximately $13,128,940, would be distributed to legacy holders of Piedmont common stock as contingent merger consideration. Alternatively, for example, if on December 31, 2018 the market value of Yadkin voting common stock is $40 per share, then the aggregate Unit Value will equal approximately $23,000,000. In this hypothetical scenario, approximately 575,000 shares of Yadkin voting common stock held in the rabbi trust would be distributed to the plan participants and approximately 281,447 shares of Yadkin common stock (with a value of approximately $11,257,880) would be distributed to legacy holders of Piedmont common stock.

The principal of the rabbi trust and any earnings thereon will be held separate and apart from other funds of Yadkin and will be used exclusively for the uses and purposes of Piedmont Phantom Equity Plan participants, Piedmont stockholders participating in the Mergers, and general creditors of Yadkin in certain circumstances, including bankruptcy and insolvency. Plan participants and their beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the rabbi trust. Any rights created under the Piedmont Phantom Equity Plan, the Merger Agreement and the rabbi trust are unsecured contractual rights of each of the Piedmont Phantom Equity Plan participants and Piedmont stockholders participating in the Mergers and their beneficiaries against Yadkin. Any assets held by the rabbi trust will be subject to claims of Yadkin’s general creditors under federal and state law in certain circumstances, including bankruptcy and insolvency. The form of the rabbi trust is attached as Exhibit E to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. See “Proposal No. 6—VantageSouth Merger-Related Compensation Proposal” for the value of the Yadkin voting common stock set aside to cover potential “golden parachute” payments that may be received by Messrs. Custer, Earley, and Jones.

The Merger Agreement provides that at the closing of the Mergers, Yadkin will establish a committee for the purpose of administering the Piedmont Phantom Equity Plan, which will be comprised of three current directors of Piedmont and two current directors of Yadkin.

Interests of Directors and Executive Officers of VantageSouth as Piedmont Stockholders

In addition to their participation in the Piedmont Phantom Equity Plan, certain of VantageSouth’s executive officers and directors, namely, Messrs, Abram, Custer, Lerner and Jones, are also stockholders of Piedmont participating in the Mergers. Accordingly, these individuals will receive distributions of assets from the rabbi trust as contingent merger consideration in their capacity as Piedmont stockholders following any distributions made to the participants of the Piedmont Phantom Equity Plan. These distributions will be made pro rata in accordance with their respective ownership percentage in Piedmont immediately prior to the Mergers (assuming there are no dissenting Piedmont stockholders). See “Security Ownership of Certain Beneficial Owners and Management of Piedmont” for the current ownership percentage in Piedmont of each of Messrs, Abram, Custer, Lerner and Jones.

VantageSouth Executive Officer Agreements with Yadkin

It is a condition to Yadkin’s obligation to consummate the Mergers that Mr. Custer, Mr. Earley, and Mr. Jones enter into release agreements to voluntarily terminate their rights to receive any cash change-in-control payments to which they could otherwise be entitled as a result of the Mergers in consideration of their continued employment with Yadkin and/or Yadkin Bank. None of Messrs. Custer, Earley, or Jones are entitled to receive any such cash payments.

Yadkin Board Seats

The Merger Agreement provides that at the closing of the Mergers, Yadkin will appoint seven current directors of VantageSouth to the board of directors of Yadkin. VantageSouth expects to appoint Mr. Scott Custer, Mr. Adam Abram, and the following five independent directors from the current VantageSouth board of directors Mr. David S. Brody, Mr. Alan N. Colner, Mr. Thierry Ho, Mr. Steven J. Lerner and Mr. Nicolas D. Zerbib. The VantageSouth directors, other than Mr. Custer, who ultimately serve on the board of Yadkin and Yadkin Bank following the Mergers will participate in the director compensation programs set forth in Yadkin’s Annual Report on Form 10-K that was filed with the SEC on February 28, 2014.

Public Trading Markets

Yadkin voting common stock is currently listed for trading on the NASDAQ Global Select Market under the symbol “YDKN,” and VantageSouth common stock is listed for trading on the NYSE MKT under the symbol “VSB.” Upon completion of the Mergers, VantageSouth common stock will no longer be quoted on the NYSE MKT LLC.

Under the Merger Agreement, Yadkin must use commercially reasonable efforts to cause the shares of Yadkin voting common stock to be issued in connection with the Mergers to be approved for listing on the New York Stock Exchange. In addition, a condition to each of Yadkin’s, VantageSouth’s and Piedmont’s obligations to complete the Mergers is that the Yadkin voting common stock to be issued to VantageSouth and Piedmont stockholders in the Mergers be authorized for listing on the New York Stock Exchange (or such other national securities exchange mutually agreed upon by the parties).

Yadkin’s Dividend Policy

No assurances can be given that any dividends will be paid by Yadkin or that dividends, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by the policies and regulations of the Federal Reserve, be paid in addition to, or in lieu of, regular cash dividends. Dividends from Yadkin will depend, in large part, upon receipt of dividends from Yadkin Bank, and any other banks which Yadkin acquires, because Yadkin will have limited sources of income other than dividends from Yadkin Bank and earnings from the investment of proceeds from the sale of shares of common stock retained by Yadkin. Yadkin’s board of directors may change its dividend policy at any time, and the payment of dividends by financial holding companies is subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends.”

Dissenters’ Rights in the Mergers

Under Section 262 of the DGCL, holders of shares listed on a national securities exchange are not entitled to appraisal rights or dissenters’ rights for their shares if such holders are required, under a plan of merger, to accept in exchange therefor only shares of the surviving corporation in the merger and cash in lieu of fractional shares. VantageSouth common stock and Yadkin voting common stock are listed on national securities exchanges, and VantageSouth stockholders are not required to accept in exchange for their shares anything other than shares of Yadkin, the surviving corporation in the Mergers, and cash in lieu of fractional shares. Accordingly, holders of VantageSouth common stock are not entitled to any appraisal rights or dissenters’ rights in connection with the Mergers.

Holders of shares of Piedmont common stock have the right under Section 262 of the DGCL to dissent from the adoption of the Merger Agreement, to exercise appraisal rights and to receive payment in cash of the judicially determined fair value for their shares, plus interest, if any, on the amount determined to be the fair value, in accordance with Delaware law. The fair value of shares of Piedmont common stock, as determined in accordance with Delaware law, may be more or less than, or equal to, the merger consideration to be paid to non-dissenting Piedmont stockholders in the Piedmont Merger. To preserve their rights, Piedmont stockholders who wish to exercise appraisal rights must not vote in favor of the proposal to adopt the Merger Agreement at the Piedmont special meeting of stockholders on June 19, 2014, and must follow the specific procedures provided under Delaware law for perfecting appraisal rights. Dissenting Piedmont stockholders must precisely follow these specific procedures to exercise appraisal rights or their appraisal rights may be lost. These procedures will be described in a proxy statement to be distributed by Piedmont to its stockholders separately from, but including, this joint proxy statement/prospectus, along with a copy of Section 262 of the DGCL. It is a condition to Yadkin’s obligation to effect the Mergers that Piedmont receive notices of dissent with respect to no more than 15% of the outstanding shares of Piedmont common stock.

Regulatory Approvals Required for the Mergers

Completion of the Mergers is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities, without certain conditions being imposed by any governmental authority as part of a regulatory approval that would be reasonably likely to have a material adverse effect on any of the parties. Subject to the terms and conditions of the Merger Agreement, Yadkin, VantageSouth, and Piedmont have agreed to use their reasonable best efforts and cooperate to prepare and file, as promptly as possible, all necessary documentation and to obtain as promptly as practicable all regulatory approvals required or advisable to complete the transactions contemplated by the Merger Agreement. These approvals include, among others, approval from the Federal Reserve, the FDIC, and the NCCOB. Yadkin, VantageSouth, and Piedmont are in the process of filing applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board

Yadkin is a bank holding company under Section 3 of the BHC Act. The primary regulator of Yadkin is the Federal Reserve. Accordingly, the transactions contemplated by the Merger Agreement are subject to approval by the Federal Reserve under Section 3 of the BHC Act. In considering the approval of transactions such as the Mergers, the BHC Act requires the Federal Reserve to review, with respect to the bank holding companies and the banks concerned: (1) the competitive impact of the transaction; (2) the financial condition and future prospects, including capital positions and managerial resources of the institutions, on both a current and pro forma basis; (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”); (4) the effectiveness of the companies and the depository institutions concerned in combating money-laundering activities and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that such meeting or other proceeding would be appropriate.

Under the CRA, the Federal Reserve must take into account the record of performance of the companies and the depository institutions concerned in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisory and are assigned ratings. In evaluating the record of performance of an institution in meeting the credit needs of the entire community served by the institution, the Federal Reserve considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, each of Yadkin Bank and VantageSouth Bank was rated “Satisfactory” with respect to CRA compliance.

Federal Deposit Insurance Corporation

The prior approval of the FDIC will be required under the federal Bank Merger Act to merge VantageSouth Bank with and into Yadkin Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction; (2) financial and managerial resources of the bank parties to the bank merger or mergers both on a current and pro forma basis; (3) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings; (4) the banks’ effectiveness in combating money-laundering activities and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate. Yadkin filed its application regarding the Bank Merger on May 5, 2014.

North Carolina Office of the Commissioner of Banks

The mergers of VantageSouth and Piedmont with and into Yadkin, and of VantageSouth Bank with and into Yadkin Bank, must be approved by the NCCOB under the North Carolina Code. The matters to be addressed in the application to the NCCOB are the same as the matters to be addressed in the application to the Federal Reserve under Section 3 of the BHC Act and in the application to the FDIC under the Bank Merger Act. In connection with its review, the NCCOB provides an opportunity for public comment on the application, and the North Carolina Banking Commission will meet publicly to consider and issue final approval of the proposed Mergers. Yadkin filed its applications regarding the Mergers and the Bank Merger on April 3, 2014.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Yadkin, VantageSouth, and Piedmont do not believe that the Mergers raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, none of Yadkin, VantageSouth, or Piedmont can assure you that all of the regulatory approvals described above will be obtained and, if obtained, cannot assure you as to the timing of any such approvals, their ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Yadkin following completion of the Mergers.

The parties’ obligations to complete the Mergers is conditioned upon the receipt of all required regulatory approvals. Yadkin, VantageSouth, and Piedmont will use their respective reasonable best efforts to resolve any objections that may be asserted by any regulatory authority with respect to the Merger Agreement or the Mergers or other transactions contemplated by the Merger Agreement.

THE MERGER AGREEMENT

The following describes certain aspects of the Mergers, including certain material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Mergers.

Structure of the Merger

Each of Yadkin’s, VantageSouth’s and Piedmont’s boards of directors have unanimously approved the Merger Agreement. The Merger Agreement provides for the merger of VantageSouth with and into Yadkin, with Yadkin continuing as the surviving corporation. Yadkin’s new corporate headquarters will be located in Raleigh, North Carolina following the Mergers. In addition, the Merger Agreement provides for the merger of Piedmont with and into Yadkin, with Yadkin continuing as the surviving corporation. Immediately following the Mergers, VantageSouth Bank, a wholly owned bank subsidiary of VantageSouth, will merge with and into Yadkin Bank, Yadkin’s wholly-owned bank subsidiary, with Yadkin Bank continuing as the surviving bank. Yadkin Bank’s headquarters will be located in Statesville, North Carolina following the Bank Merger.

Merger Consideration

Each share of VantageSouth common stock issued and outstanding immediately prior to the completion of the VantageSouth Merger, except for specified shares of VantageSouth common stock held by Yadkin, VantageSouth or Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin voting common stock (the “VantageSouth Exchange Ratio”).

Each share of Piedmont common stock issued and outstanding immediately prior to the completion of the Piedmont Merger, except for shares owned by Piedmont stockholders properly exercising dissenters’ rights and except for specified shares of Piedmont common stock held by Piedmont, VantageSouth or Yadkin, will be converted into the right to receive:

•	6.28597 shares of Yadkin voting common stock (the “Piedmont Exchange Ratio”);

•	a pro rata portion of cash in an aggregate amount estimated at $4.0 million in respect of Piedmont’s $4.8 million deferred tax asset (with the precise amount to be determined by an independent evaluation prior to completion of the Mergers, as more fully described in “The Mergers—Terms of the Mergers”);

•	a pro rata portion of cash equal to the amount of cash held by Piedmont at the closing date of the Mergers, which is expected to be in the aggregate approximately $6.1 million; and

•	a right to receive a pro rata portion of certain shares of Yadkin voting common stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. For further information, see “The Mergers—Interests of VantageSouth’s and Piedmont’s Directors and Executive Officers in the Mergers—Piedmont Phantom Equity Plan.”

The Piedmont Phantom Equity Plan will be assumed by Yadkin. A rabbi trust will be created pursuant to the Merger Agreement to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Piedmont Merger. A total of 856,447 shares of Yadkin voting common stock that otherwise would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist will be issued to and held by the rabbi trust. The Piedmont Exchange Ratio was calculated using the number of shares of Yadkin voting common stock that Piedmont would have received for its shares of VantageSouth common stock based on the VantageSouth Exchange Ratio, and adjusting for the number of shares of Yadkin voting common stock that will be issued by Yadkin to the rabbi trust. The resulting number of shares of Yadkin voting common stock was then divided by the number of issued and outstanding shares of Piedmont common stock.

If the number of shares of common stock of Yadkin, VantageSouth, or Piedmont changes before the Mergers are completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision, combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the exchange ratios for VantageSouth and Piedmont common stock will be proportionately adjusted.

Fractional Shares

Yadkin will not issue any fractional shares of Yadkin voting common stock in the Mergers. VantageSouth or Piedmont stockholders who otherwise would have received a fractional share of Yadkin voting common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fractional share of Yadkin voting common stock to which the holder would otherwise be entitled by the closing price of Yadkin voting common stock on the date immediately prior to the date the Mergers become effective.

Corporate Governance

The Merger Agreement includes proposed amendments to the bylaws of the surviving corporation that will become effective upon completion of the Mergers. These bylaw amendments will effect the corporate governance arrangements described below. Following completion of the Mergers and for a period of 36 months, the affirmative vote of at least 75% of the entire board of directors of the surviving corporation will be required to amend, repeal or modify the bylaw provisions providing for these governance arrangements, or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

•	Composition of the Board of Directors. Upon completion of the Mergers and for a period of 24 months thereafter, the board of directors of the surviving corporation will initially be comprised of seven directors designated by Yadkin, including Joseph H. Towell, the current President and Chief Executive Officer of Yadkin, along with six independent directors: Harry M. Davis, Thomas J. Hall, James A. Harrell, Jr., Larry S. Helms, Dan W. Hill, III, and Harry C. Spell.; and seven directors designated by VantageSouth, including Scott M. Custer, the current President and Chief Executive Officer of VantageSouth and Piedmont, J. Adam Abram, the current Chairman of the Board of VantageSouth and Piedmont, and David S. Brody, Alan N. Colner, Thierry Ho, Steven J. Lerner and Nicolas D. Zerbib. For a period of 24 months after the effective time of the Mergers, Joseph H. Towell will be the Chairman of the Board of Directors and J. Adam Abram will be the Lead Independent Director.

•	Replacement of Vacant Directorships and Nominations of Directors. For a period of 24 months after the effective time of the Mergers, any vacancy created by the cessation of service of a Yadkin or VantageSouth designee will be filled by an individual whose appointment or election is endorsed by at least a majority of the continuing Yadkin or VantageSouth directors, as the case may be, subject to the approval of the entire board of directors of the surviving corporation, which approval cannot be unreasonably withheld. During this time, the Yadkin designees will have the exclusive right to nominate, on behalf of the board of directors of the surviving corporation, directors for election at each annual meeting to fill a seat previously held by a Yadkin designee. Likewise, the VantageSouth designees will have the exclusive right to nominate, on behalf of the board of directors of the surviving corporation, directors for election at each annual meeting to fill a seat previously held by a VantageSouth designee.

•	Committees of the Board of Directors. For a period of 24 months after the effective time of the Mergers, the following committees will be comprised of at least 50% Yadkin designees and 50% VantageSouth designees: the Executive Committee, the Audit Committee, the Nominating and Compensation Committee, and the Risk Management Committee. The Executive Committee will be chaired by Joseph H. Towell, the Nominating and Compensation Committee will be chaired by a Yadkin designee, and the Risk Management and Audit Committees will be chaired by a VantageSouth designee.

•	Senior Management of the Surviving Corporation and Surviving Bank. For a period of 36 months after the effective time of the Mergers, Joseph H. Towell will serve as Executive Chairman of the surviving corporation and the surviving bank. The Executive Chairman is an officer position and will serve as Chairman of the surviving corporation’s and surviving bank’s Operating Committee, which will be comprised of members of executive management. For a period of 36 months after the effective time of the Mergers, Scott M. Custer will serve as President and Chief Executive Officer of the surviving corporation and surviving bank. For a period of 36 months following the effective time of the Mergers, any removal of or failure to reelect Messrs. Towell or Custer in their respective capacities or any amendment or modification to or termination of any employment or similar agreement with either Messrs. Towell or Custer will require the affirmative vote of at least 75% of the independent members of the board of directors of the surviving corporation. Pursuant to the Merger Agreement, at the effective time of the Mergers, Terry S. Earley will serve as the Chief Financial Officer; Wm. Mark DeMarcus will serve as the Chief Operating Officer; Steven W. Jones will serve as the Chief Banking Officer; and Edwin H. Shuford will serve as the Chief Credit Officer. The foregoing individuals have entered into employment agreements with the surviving corporation and the surviving bank at the effective time of the Mergers.

•	Conversion to a Delaware Corporation. As soon as practicable following the effective time of the Mergers, Yadkin will consider converting from a North Carolina corporation to a Delaware corporation.

Treatment of Stock Options and Other Equity-Based Awards

VantageSouth Stock Options and Equity-Based Awards

Each outstanding option to purchase shares of VantageSouth common stock will vest if required by its terms and, if not exercised prior to the effective time of the VantageSouth Merger, will either be (i) assumed by Yadkin substantially in accordance with the terms of such option award or (ii) substituted for substantially identical awards under a Yadkin plan providing for the issuance of stock options. In either case, the number of shares of Yadkin voting common stock subject to such VantageSouth option will be equal to the number of shares of VantageSouth common stock subject to such VantageSouth option immediately prior to the effective time of the VantageSouth Merger, multiplied by the exchange ratio for VantageSouth common stock, and the per share exercise price under each such VantageSouth option will be adjusted to reflect the exchange ratio for VantageSouth common stock.

Piedmont Phantom Equity Plan

At the effective time, Yadkin will assume the Piedmont Phantom Equity Plan and will issue 856,447 shares of Yadkin voting common stock to a rabbi trust, which represents 8.5% of the total number of shares of Yadkin voting common stock that would have been issued to Piedmont stockholders as merger consideration if the Piedmont Phantom Equity Plan did not exist, in part to serve as a source of payments due under the Piedmont Phantom Equity Plan. If the shares of Yadkin voting common stock held in the rabbi trust are not fully used to fund the Piedmont Phantom Equity Plan, Yadkin will distribute any remaining shares of Yadkin voting common stock to the holders of Piedmont common stock on a pro rata basis as contingent merger consideration.

Closing and Effective Time of the Mergers

The Mergers will be completed only if all conditions to the Mergers discussed in this joint proxy statement/prospectus and set forth in the Merger Agreement are either satisfied or waived. For more information, see “The Merger Agreement—Conditions to Complete the Mergers.”

The Mergers will become effective when the Certificate of Merger, as described in Section 252 of the DGCL, and the Articles of Merger, as described in Section 55-11-05 of the North Carolina Business Corporation

Act (“NCBCA”), are filed with the Delaware Secretary of State and the North Carolina Secretary of State, respectively. The closing of the transactions contemplated by the Mergers will occur at 10:00 a.m. on a date no later than five business days after the satisfaction or waiver of the last of the conditions specified in the Merger Agreement, or such other date as mutually agreed to by the parties. It currently is anticipated that the completion of the Mergers will occur in the third quarter of 2014, subject to the receipt of regulatory approvals and other customary closing conditions, but none of Yadkin, VantageSouth, or Piedmont can guarantee when or if the Mergers will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of VantageSouth common stock and Piedmont common stock into the right to receive the merger consideration will occur automatically at the effective time of the Mergers. At the completion of the Mergers, the exchange agent will exchange certificates representing shares of VantageSouth common stock or Piedmont common stock, as the case may be, for the merger consideration to be received pursuant to the terms of the Merger Agreement.

Letter of Transmittal

Within three business days after the effective time of the Mergers, the exchange agent will mail appropriate transmittal materials and instructions to those persons who were holders of VantageSouth common stock or Piedmont common stock immediately prior to the completion of the Mergers. These materials will contain instructions on how to surrender shares of VantageSouth common stock and Piedmont common stock in exchange for the merger consideration the holder is entitled to receive under the Merger Agreement.

If a certificate for VantageSouth common stock or Piedmont common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) such bond as Yadkin may determine is necessary as indemnity against any claim that may be made against Yadkin with respect to such lost, stolen or destroyed certificate.

After completion of the Mergers, there will be no further transfers on the stock transfer books of VantageSouth or Piedmont.

Dividends and Distributions

Whenever a dividend or other distribution is declared by Yadkin on Yadkin voting common stock for which the record date is after the effective time of the Mergers, the declaration will include dividends or other distributions on all shares of Yadkin voting common stock issuable under the Merger Agreement, but such dividends or other distributions will not be paid to the holders thereof until such holders have duly surrendered their VantageSouth or Piedmont stock certificates.

Representations and Warranties

The representations, warranties, and covenants described below and included in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, are solely for the benefit of Yadkin, VantageSouth, and Piedmont, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk among Yadkin, VantageSouth, and Piedmont rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Yadkin, VantageSouth, Piedmont or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Yadkin or VantageSouth. The representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus.

The Merger Agreement contains customary representations and warranties of Yadkin, VantageSouth and Piedmont relating to their respective businesses. The representations and warranties in the Merger Agreement do not survive the effective time of the Mergers.

The Merger Agreement contains representations and warranties made by VantageSouth to Yadkin and by Yadkin to VantageSouth and Piedmont relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Mergers;

•	required governmental and other regulatory filings and consents and approvals in connection with the Mergers;

•	reports to regulatory authorities;

•	absence of agreements with regulatory authorities;

•	financial statements, internal controls, books and records and absence of off-balance sheet arrangements;

•	absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefits matters;

•	labor matters;

•	compliance with applicable laws;

•	certain material contracts;

•	investment securities;

•	derivative instruments and transactions;

•	environmental matters;

•	insurance matters;

•	real and personal property;

•	intellectual property matters;

•	broker’s fees payable in connection with the Mergers;

•	investment adviser and broker-dealer matters;

•	loan matters;

•	customer relationships;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of knowledge of any reasons why all required regulatory approvals should not be obtained on a timely basis; and

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents.

The Merger Agreement contains representations and warranties made by Piedmont to Yadkin relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Piedmont Merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the Piedmont Merger;

•	reports to regulatory authorities;

•	absence of agreements with regulatory authorities;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	certain material contracts; and

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents.

Certain representations and warranties of Yadkin, VantageSouth, and Piedmont are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” when used in reference to Yadkin, VantageSouth or Piedmont, means any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (1) is, or would be reasonably likely to be, material and adverse to the business, assets, liabilities, properties, results of operations, financial condition or management team of such party or its subsidiaries taken as a whole or (2) materially impairs or would be reasonably likely to materially impair the ability of such party to timely consummate the transactions contemplated by the Merger Agreement; provided that in the case of clause (1) of this sentence, a material adverse effect will not be deemed to include any adverse event, change or effect to the extent arising from:

•	changes in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally;

•	changes in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or governmental entities, in each case except to the extent such party is affected in a disproportionate manner as compared to other community banks in the southeastern United States;

•	changes in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, in each case except to the extent such party is affected in a disproportionate manner as compared to other community banks in the southeastern United States; or

•	the direct effects of compliance with the Merger Agreement on the operating performance of Yadkin and its subsidiaries.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Mergers

Each of Yadkin, VantageSouth, and Piedmont have agreed that, prior to the effective time, it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees.

Additionally, each of Yadkin and VantageSouth have agreed that prior to the effective time of the Mergers, except as expressly required by the Merger Agreement or with the prior written consent of the other party (which shall not be unreasonably withheld or delayed), each of Yadkin and VantageSouth will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of another individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person;

•	(1) adjust, split, combine or reclassify any of its capital stock; (2) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of capital stock (other than (A) dividends paid by subsidiaries, (B) acceptance of shares of common stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards, and (C) regular quarterly cash dividends on preferred stock); (3) grant any stock options, restricted shares or other equity-based awards or grant any right to acquire any shares of its capital stock or (4) issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards;

•	enter into any new employment agreements or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

•	make any loan or extension of credit in an amount in excess of $6 million (or renew or extend any existing commitment in an amount in excess of $5 million);

•	except as required under applicable law or the terms of any employee benefit plan, (1) increase the compensation or benefits payable to any employee, director, consultant, independent contractor or other service provider except for payments in the ordinary course of business consistent with past practice; (2) establish, adopt or become a party to, or agree to amend, modify, change or terminate any employee benefit plan; (3) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (4) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any employee benefit plan; (5) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests; (6) enter into any collective-bargaining agreement or (7) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any employee benefit plan;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (other than to a subsidiary), or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the Merger Agreement; provided that prior approval is not required for transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 90% of the carrying value for such real estate;

•	except as required by applicable law, regulation or policies, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies;

•	make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

•	take any action, or knowingly fail to take any action, that prevents or impedes, or is reasonably likely to prevent the Mergers from qualifying as reorganizations within the meaning of Section 368(a) of the Code;

•	amend its certificate of incorporation or articles of incorporation, as the case may be, or bylaws;

•	restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting it or any of its subsidiaries to any material restrictions on its current or future business operations;

•	take any action or fail to take any action that is intended to or may reasonably be expected to result in any of the conditions to the completion of the Mergers not being satisfied;

•	implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

•	file or amend any tax return other than in the ordinary course of business, make any significant change in any method of tax or accounting, make or change any tax election or settle or compromise any tax liability in excess of $50,000;

•	terminate or waive any material provision of any material contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

•	take any action that would materially impede or materially delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions; or

•	agree to take, make any commitment to take or adopt any resolutions of the board of directors in support of, any of the above prohibited actions.

Piedmont has agreed that prior to the effective time of the Mergers, except as expressly required by the Merger Agreement or with the prior written consent of Yadkin (which shall not be unreasonably withheld or delayed), Piedmont will not, subject to certain exceptions, undertake the following actions:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of another individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person;

•	(1) adjust, split, combine or reclassify any of its capital stock; (2) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of capital stock (other than dividends paid by subsidiaries);

•	grant any stock options, stock appreciation rights, phantom stock, restricted stock or other stock-based or stock-related awards with respect to shares of Piedmont common stock, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	issue any additional shares of capital stock or other securities;

•	enter into any new employment agreements or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

•	make any loan or extension of credit;

•	(1) establish, adopt or become a party to any new employee benefit plan or (2) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Piedmont or any securities exchangeable for or convertible into the same or other Piedmont common stock;

•	sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (other than to a subsidiary), or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the Merger Agreement; provided that Piedmont may sell all or substantially all of the assets held by VantageSouth Holdings, LLC, a wholly-owned subsidiary of Piedmont, and subsequently dissolve it;

•	make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

•	take any action, or knowingly fail to take any action, that is reasonably likely to prevent the Piedmont Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	amend its certificate of incorporation or bylaws;

•	restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting it to any material restrictions on its current or future business operations;

•	take any action or fail to take any action that is intended to or may reasonably be expected to result in any of the conditions to the completion of the Piedmont Merger not being satisfied;

•	implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

•	file or amend any tax return other than in the ordinary course of business, make any significant change in any method of tax or accounting, make or change any tax election or settle or compromise any tax liability in excess of $50,000;

•	take any action that would materially impede or materially delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions; or

•	agree to take, make any commitment to take or adopt any resolutions of the board of directors in support of, any of the above prohibited actions.

Regulatory Matters

Yadkin, VantageSouth, and Piedmont have agreed to use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement. None of the parties will be required to take any action, or commit to take any action, or agree to any condition or restriction that the parties agree would have a material adverse effect on either Yadkin, VantageSouth or Piedmont. The parties have also agreed to furnish each other with all information as may be reasonably necessary in connection with any statement, filing, notice or application in connection with the transactions contemplated by the Merger Agreement, as well as to keep the other parties apprised of the status of matters related to the completion of the transactions contemplated by the Merger Agreement.

Employee Benefits Matters

The Merger Agreement provides that all individuals employed by Yadkin or VantageSouth or any of their respective subsidiaries immediately before the effective time of the Mergers, shall automatically become employees of the surviving corporation as of the effective time thereof, and shall be provided employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar to those provided to such individuals prior to the effective time of the Mergers. If an employee is terminated during the six months following the effective time, the surviving corporation will provide severance payments equal to two weeks of severance pay for every year of employment with Yadkin or VantageSouth, as applicable, with a minimum severance payment of one month and a maximum of one year.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that after the completion of the Mergers, Yadkin will indemnify and hold harmless all present and former directors and officers of VantageSouth and Piedmont against any liability arising out of the fact that such persons were directors or officers of VantageSouth or Piedmont, if the claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the Mergers, to the fullest extent permitted by applicable law and VantageSouth’s or Piedmont’s governing documents, as the case may be.

The Merger Agreement requires Yadkin to maintain, for a period of six years after completion of the Mergers, VantageSouth’s existing directors’ and officers’ liability insurance policy (covering individuals serving as officers and directors of VantageSouth and Piedmont or any of their subsidiaries immediately before the effective time of the Mergers), or policies of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to such officers and directors, with respect to acts or omissions occurring before the completion of the Mergers.

VantageSouth Offering and Redemption of TARP Preferred Stock

The Merger Agreement provides that VantageSouth had to close the offering of shares of VantageSouth common stock for approximately $47 million within 30 days of the date of the Merger Agreement and, on January 31, 2014, VantageSouth closed the offering. Prior to the closing of the Mergers, VantageSouth must use the proceeds from the offering to redeem its outstanding shares of Series A Preferred Stock and Series B Preferred Stock. On February 19, 2014, VantageSouth completed the redemption of the Series A Preferred Stock and Series B Preferred Stock held by the United States Department of the Treasury for approximately $42.8 million, and such shares were subsequently cancelled.

Piedmont Matters

Prior to the closing of the Mergers, Piedmont must (i) terminate any contracts and agreements except for the Piedmont Phantom Equity Plan, award agreements underlying the Piedmont Phantom Equity Plan and a lease agreement for office space used by Piedmont and its subsidiaries; and (ii) have no other assets or liabilities on the balance sheet of Piedmont except for (A) cash; (B) 32,242,726 shares of common stock of VantageSouth; (C) a deferred tax asset; (D) the Piedmont Phantom Equity Plan and (E) obligations under the lease agreement.

Certain Additional Agreements

The Merger Agreement also contains additional covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Yadkin voting common stock to be issued in the Mergers on a national securities exchange, access to information of the other company, notification of certain matters, exemption from takeover laws and public announcements with respect to the transactions contemplated by the Merger Agreement.

Yadkin Annual Meeting and Recommendation of Yadkin’s Board of Directors

Yadkin will hold an annual meeting of its shareholders for the purpose of voting upon adoption of the Merger Agreement, in addition to other proposals. Yadkin will solicit approval from its shareholders, including a recommendation that its shareholders approve the Merger Agreement.

VantageSouth Annual Meeting and Recommendation of VantageSouth’s Board of Directors

VantageSouth will hold an annual meeting of its stockholders for the purpose of voting upon adoption of the Merger Agreement, in addition to other proposals. VantageSouth will solicit approval from its stockholders, including a recommendation that its stockholders approve and adopt the Merger Agreement.

Piedmont Stockholder Meeting and Recommendation of Piedmont’s Board of Directors

Piedmont has agreed to hold a special meeting of its stockholders as promptly as practicable for the purpose of voting upon adoption of the Merger Agreement. Piedmont will solicit approval from its stockholders, including a recommendation that its stockholders approve and adopt the Merger Agreement.

Agreement Not to Solicit Other Offers

For purposes of the Merger Agreement:

•	a “takeover proposal” means any inquiry, proposal or offer related to any (i) acquisition of assets of Yadkin or VantageSouth, including each of their respective subsidiaries, equal to or more than 10% of the consolidated assets or to which more than 10% of net income on a consolidated basis are attributable of either Yadkin or VantageSouth, as the case may be; (ii) acquisition of more than 10% of the outstanding common stock of Yadkin or VantageSouth or the capital stock of any subsidiary of Yadkin or VantageSouth; (iii) tender offer or exchange offer that is consummated would result in any person beneficially owning more than 10% of the outstanding common stock of Yadkin or VantageSouth; (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution of similar transaction involving Yadkin or VantageSouth or any their respective subsidiaries; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income and shares of common stock involved is more than 10% other than the Mergers contemplated under the Merger Agreement; and

•	a “superior proposal” for Yadkin or VantageSouth means any bona fide written takeover proposal that the board of directors of Yadkin or VantageSouth, as applicable, determines in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the shareholders of Yadkin or VantageSouth, as applicable, from a financial point of view.

Each of Yadkin and VantageSouth has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents and representatives not to, directly or indirectly:

•	solicit, initiate, facilitate or encourage any takeover proposal;

•	engage or enter into, continue or otherwise participate any discussions or negotiations regarding any takeover proposal; or

•	otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such discussions or negotiations or any effect to make a takeover proposal.

However, each of Yadkin’s and VantageSouth’s board of directors will be permitted, prior to their respective meetings of shareholders and subject to compliance with their non-solicitation obligations as described above and to first entering into a confidentiality agreement having provisions that are no less favorable to such party than those contained in the confidentiality agreement between Yadkin and VantageSouth, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited superior proposal.

Both Yadkin and VantageSouth have agreed to provide the other party (i) a copy of any takeover proposal made in writing and the identity of the person making the takeover proposal; and (ii) a written summary of the material terms of any such takeover proposal. Yadkin and VantageSouth will keep each other reasonably informed of any material developments, discussions or negotiations regarding any takeover proposal on a current basis and will notify the other party of the status of such takeover proposal.

Furthermore, neither Yadkin’s nor VantageSouth’s board of directors may withhold, withdraw or modify in any manner adverse to the other party (or propose publicly to do so) its recommendation of the transactions contemplated under the Merger Agreement unless (i) a bona fide written takeover proposal is made; (ii) the board of directors of the applicable company concludes in good faith (in consultation with its outside legal counsel and financial advisors) that the takeover proposal constitutes a superior proposal; (iii) five business days elapse since providing written notice to other party that the notifying party is intending to accept such superior proposal (three business days for any notice regarding the amendment to any material term of the takeover proposal); (iv) the notifying party considers any adjustments or modifications to the Merger Agreement offered by the other party and engages in good faith discussions if requested; and (v) the board of directors of the applicable company again reasonably determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account any proposed modifications to the Merger Agreement) that the takeover proposal continues to constitute a superior proposal.

The Merger Agreement provides that nothing in the non-solicitation provisions of the Merger Agreement prohibits Yadkin or VantageSouth from (i) disclosing to its shareholders a position contemplated by Rule 14e-2(a)(2)-(3) under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act; or (ii) making any “stop-look-and-listen” statement pending disclosure of its position under such rules. However, compliance with such rules will not eliminate or modify the effect that any action would otherwise have under the Merger Agreement.

Conditions to Complete the Mergers

Yadkin’s, VantageSouth’s and Piedmont’s respective obligations to complete the Mergers are subject to the fulfillment or waiver of the following conditions:

•	the approval of the Merger Agreement by Yadkin’s, VantageSouth’s and Piedmont’s shareholders;

•	the receipt of the required regulatory approvals without a condition or restriction that the parties agree would have a material adverse effect on any of the parties, and the expiration of all statutory waiting periods;

•	the absence of any order, injunction or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Mergers or the other transactions contemplated by the Merger Agreement;

•	the authorization of the listing of the Yadkin voting common stock to be issued upon the consummation of the Mergers on the New York Stock Exchange (or such other national securities exchange mutually agreed upon by the parties);

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings initiated or continuing for that purpose);

•	the redemption by VantageSouth of its Series A Preferred Stock and Series B Preferred Stock;

•	the waiver by employees of Yadkin and VantageSouth who enter into employment agreements with the surviving corporation and surviving bank prior to the effective time of the Mergers of any cash change-in-control payments to which they could otherwise be entitled to receive as a result of the Mergers;

•	the accuracy of the representations and warranties of each party in the Merger Agreement as of the day on which the Mergers are completed, subject to the materiality standards provided in the Merger

Agreement and the performance of the other party in all material respects of all obligations required to be performed by it at or prior to the effective date of the Mergers under the Merger Agreement (and the receipt by each party of certificates from the other party to such effect);

•	the receipt by each of Yadkin, VantageSouth, and Piedmont of an opinion of legal counsel as to certain tax matters; and

•	the execution by each member of the Yadkin and VantageSouth board of directors of a support agreement.

Yadkin’s obligations to complete the Mergers are further subject to:

•	the execution and delivery to Yadkin by holders of at least 45% of the outstanding shares of Piedmont common stock of stockholder agreements; and

•	the receipt by Piedmont of timely notices of dissent with respect to no more than 15% of the outstanding shares of Piedmont common stock.

Piedmont’s obligations to complete the Piedmont Merger are further subject to:

•	the execution and delivery by Yadkin and certain Piedmont stockholders of a registration rights agreement; and

•	the establishment of a rabbi trust by Yadkin in which to deposit the shares of Yadkin voting common stock to be used to fund obligations under the Piedmont Phantom Equity Plan assumed by Yadkin.

Termination of the Merger Agreement

The Merger Agreement can be terminated at any time prior to completion of the Mergers by mutual written consent of the parties, or by Yadkin, VantageSouth or Piedmont in the following circumstances:

•	the Mergers have not been completed by December 31, 2014 (we refer to this date, as extended, as the “end date”), if the failure to complete the Mergers by the end date is not caused by the terminating party’s breach of the Merger Agreement;

•	a relevant regulatory authority has issued an order or taken any other action permanently enjoining, restraining, or otherwise prohibiting the completion of either the Mergers and such order or other action is final and non-appealable, if the failure to obtain approval by the relevant regulatory authority is not caused by the terminating party; or

•	Yadkin, VantageSouth or Piedmont shareholders do not approve the Merger Agreement at their respective meetings called for such purpose, or adjournment thereof, if the failure to obtain such approval is not caused by the terminating party.

In addition, Yadkin may terminate the Merger Agreement in the following circumstances:

•	there is a breach by VantageSouth or Piedmont that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach;

•	prior to receipt by VantageSouth of the approval of VantageSouth’s stockholders of the Merger Agreement, (1) VantageSouth’s board of directors fails to recommend to VantageSouth’s stockholders that they approve the Merger Agreement, (2) VantageSouth’s board of directors fails to reject a takeover proposal that is publicly announced and reaffirm its recommendation to VantageSouth stockholders that they approve the Merger Agreement, (3) VantageSouth enters into another acquisition agreement, (4) VantageSouth fails to comply in all material respects with the non-solicitation provision of the Merger Agreement, (5) VantageSouth fails to hold a meeting of VantageSouth stockholders to approve the Merger Agreement or (6) VantageSouth or the VantageSouth board of directors publicly announces the intention to do any of the foregoing;

•	prior to receipt by Yadkin of the approval of Yadkin’s shareholders of the Merger Agreement, Yadkin enters into another acquisition agreement, if Yadkin has complied in all material respects with the non-solicitation provision of the Merger Agreement and has paid the termination fee and expense reimbursement fee (as further described below) to VantageSouth; or

•	VantageSouth does not receive stockholder approval of the Merger Agreement as a result of Piedmont not voting its shares of VantageSouth common stock in favor of the VantageSouth Merger.

In addition, VantageSouth may terminate the Merger Agreement in the following circumstances:

•	there is a breach by Yadkin that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach;

•	prior to receipt by Yadkin of approval of its shareholders of the Merger Agreement, (1) Yadkin’s board of directors fails to recommend to Yadkin’s shareholders that they approve the Merger Agreement; (2) Yadkin’s board of directors fails to reject a takeover proposal that is publicly announced and reaffirm its recommendation to Yadkin shareholders that they approve the Merger Agreement; (3) Yadkin enters into another acquisition agreement; (4) Yadkin fails to comply in all material respects with the non-solicitation provision of the Merger Agreement; (5) Yadkin fails to hold a meeting of Yadkin shareholders to approve the Merger Agreement or (6) Yadkin or the Yadkin board of directors publicly announces the intention to do any of the foregoing; or

•	prior to receipt by VantageSouth of the approval by VantageSouth’s stockholders of the Merger Agreement, VantageSouth enters into another acquisition agreement, if VantageSouth has complied in all material respects with the non-solicitation provision of the Merger Agreement and has paid the termination fee and expense reimbursement fee (as further described below) to Yadkin.

Effect of Termination

If the Merger Agreement is terminated, it will become void, except that (1) Yadkin, VantageSouth, and Piedmont will remain liable for any fraud or willful breach thereof and (2) designated provisions of the Merger Agreement will survive a termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

VantageSouth will pay Yadkin a $2.0 million termination fee and reimburse Yadkin for all out-of-pocket expenses incurred in connection with the Merger Agreement up to $1.0 million if (1) the Merger Agreement is terminated by Yadkin and (2) prior to receipt by VantageSouth of stockholder approval of the Merger Agreement, (A) VantageSouth’s board of directors fails to recommend to VantageSouth stockholders that they approve the Merger Agreement; (B) VantageSouth’s board of directors fails to reject a takeover proposal that is publicly announced and reaffirm its recommendation to VantageSouth’s stockholders that they approve the Merger Agreement; (C) VantageSouth enters into another acquisition agreement; (D) VantageSouth fails to comply in all material respects with the non-solicitation provision of the Merger Agreement; (E) VantageSouth fails to hold a meeting of VantageSouth stockholders to approve the Merger Agreement or (F) VantageSouth or the VantageSouth board of directors publicly announce the intention to do any of the foregoing. In addition, VantageSouth will pay Yadkin an additional $8.0 million termination fee if, within 12 months after the date of termination, VantageSouth enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal.

VantageSouth will pay Yadkin a $10.0 million termination fee and reimburse Yadkin for all out-of-pocket expenses incurred in connection with the Merger Agreement up to $1.0 million in the following circumstances:

•	(1) the Merger Agreement is terminated by Yadkin because the Merger has not been completed by the end date, (2) a takeover proposal was made to VantageSouth prior to termination of the Merger Agreement, and (3) VantageSouth enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal within 12 months after the date of termination;

•	(1) the Merger Agreement is terminated by Yadkin because there is a breach by VantageSouth or Piedmont that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach (at which time VantageSouth will reimburse Yadkin for its out-of-pocket expenses incurred in connection with the Merger Agreement up to $1.0 million), (2) a takeover proposal has been made prior to the date the Merger Agreement is terminated or the date of the meeting of VantageSouth stockholders to approve the Merger Agreement and (3) VantageSouth enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal within 12 months after the date of termination;

•	the Merger Agreement is terminated by Yadkin because VantageSouth does not obtain stockholder approval of the Merger Agreement as a result of Piedmont not voting its shares of VantageSouth common stock in favor of the VantageSouth Merger or Piedmont does not obtain stockholder approval of the Merger Agreement; or

•	the Merger Agreement is terminated by VantageSouth because VantageSouth enters into a definitive agreement with a third party that constitutes a superior proposal.

Yadkin will pay VantageSouth a $2.0 million termination fee and reimburse VantageSouth for all out-of-pocket expenses incurred in connection with the Merger Agreement up to $1.0 million if (1) the Merger Agreement is terminated by VantageSouth and (2) prior to receipt by Yadkin of shareholder approval of the Merger Agreement (A) Yadkin’s board of directors fails to recommend to Yadkin shareholders that they approve the Merger Agreement; (B) Yadkin’s board of directors fails to reject a takeover proposal that is publicly announced and reaffirm its recommendation to Yadkin shareholders that they approve the Merger Agreement; (C) Yadkin enters into another acquisition agreement; (D) Yadkin fails to comply in all material respects with the non-solicitation provision of the Merger Agreement; (E) Yadkin fails to hold a meeting of Yadkin shareholders to approve the Merger Agreement; or (F) Yadkin or the Yadkin board of directors publicly announces the intention to do any of the foregoing. In addition, Yadkin will pay VantageSouth an additional $8.0 million termination fee if, within 12 months after the date of termination, Yadkin enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal.

Yadkin will pay VantageSouth a $10.0 million termination fee and reimburse VantageSouth for all out-of-pocket expenses incurred in connection with the Merger Agreement up to $1.0 million in the following circumstances:

•	(1) the Merger Agreement is terminated by VantageSouth or Piedmont because the Mergers have not been completed by the end date, (2) a takeover proposal was made to Yadkin prior to termination of the Merger Agreement, and (3) Yadkin enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal within 12 months after the date of termination;

•	(1) the Merger Agreement is terminated by VantageSouth because there is a breach by Yadkin that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach (at which time Yadkin will reimburse VantageSouth for its out-of-pocket expenses incurred in connection with the Merger Agreement up to $1.0 million), (2) a takeover proposal has been made prior to the date the Merger Agreement is terminated or the date of the meeting of Yadkin shareholders to vote on the Merger Agreement and (3) Yadkin enters into any definitive agreement providing for a takeover proposal or consummates a takeover proposal within 12 months after the date of termination; or

•	the Merger Agreement is terminated by Yadkin because Yadkin enters into a definitive agreement with a third party that constitutes a superior proposal.

Expenses and Fees

Except as set forth above, each of the parties will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the Merger Agreement by written agreement. However, after any approval of the Merger Agreement by Yadkin’s, VantageSouth’s or Piedmont’s shareholders, there may not be, without further approval of Yadkin’s, VantageSouth’s or Piedmont’s stockholders, as applicable, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the Mergers, each party, to the extent legally allowed, may extend the time for the performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties of the other party; and waive compliance by the other party with any of the agreements and conditions contained in the Merger Agreement.

ACCOUNTING TREATMENT

The mergers of Piedmont and VantageSouth with and into Yadkin will be accounted for as a reverse merger using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10, Business Combinations, which provides guidance to determine the accounting acquiring entity in this transaction, which included, but were not limited to, the following factors:

•	the relative voting interests in Yadkin after the Mergers are completed;

•	the composition of the governing body of Yadkin after the Mergers are completed;

•	the composition of the senior management of Yadkin after the Mergers are completed;

•	the terms of the exchange of equity securities in the Mergers; and

•	the relative size of Piedmont, VantageSouth, and Yadkin at the time of Mergers.

Given that the Piedmont Merger is a merger of equals, most of the factors are non-determinative because they are evenly split between Yadkin and Piedmont. However, the relative voting interests factor weighs in favor of Piedmont and its consolidated subsidiaries (including VantageSouth) as the accounting acquirer because Yadkin will be issuing a number of shares of voting common stock representing approximately 120% of its currently outstanding shares of common stock in connection with the Mergers. The relative size factor also weighs in favor of Piedmont as the accounting acquirer because Piedmont is slightly larger in size (in terms of assets and deposits) than Yadkin. Based on these factors and consideration of all the relevant facts and circumstances of the Mergers, including the above factors, for accounting purposes, Piedmont is considered to be acquiring Yadkin in this transaction. As a result, the historical financial statements of the combined company will be the historical financial statements of Piedmont following the completion of the Mergers. The Mergers will be effected by the issuance of shares of Yadkin stock to VantageSouth and Piedmont stockholders. The assets and liabilities of Yadkin as of the effective date of the Mergers will be recorded at their respective estimated fair values and added to those of Piedmont. Any excess of the purchase price over the net estimated fair values of the acquired assets and liabilities of Yadkin will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill; the goodwill resulting from the Mergers will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Customer-related intangibles and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

In periods following the completion of the Mergers, the comparative historical financial statements of Yadkin will be those of Piedmont prior to the Mergers. These financial statements will reflect the results attributable to the acquired operations of Yadkin, as the acquired company for accounting purposes, beginning on the date the Mergers are completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 28 of this joint proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following is a discussion of the material U.S. federal income tax considerations of the Mergers generally applicable to U.S. holders (as defined below) of VantageSouth common stock and Piedmont common stock. The following discussion is based on, and subject to, the Internal Revenue Code of 1986, as amended, (the “Code”) the treasury regulations promulgated under the Code, existing interpretations, court decisions, and administrative rulings, all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the following discussion.

This summary only addresses the material U.S. federal income tax consequences of the Mergers to the VantageSouth stockholders and Piedmont stockholders that hold VantageSouth common stock and Piedmont common stock, respectively, as a capital asset within the meaning of Section 1221 of the Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to VantageSouth stockholders and Piedmont stockholders in light of their particular circumstances or to VantageSouth stockholders and Piedmont stockholders subject to special treatment under U.S. federal income tax law, such as:

•	stockholders who are not U.S. holders;

•	entities treated as partnerships for U.S. federal income tax purposes or VantageSouth stockholders and Piedmont stockholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

•	qualified insurance plans;

•	insurance companies, banks, thrifts and other financial institutions;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	stockholders who acquired their shares of VantageSouth common stock or Piedmont common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation;

•	persons who purchased or sell their shares of VantageSouth common stock or Piedmont common stock as part of a wash sale; and

•	stockholders who hold their shares of VantageSouth common stock or Piedmont common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

For purposes of this summary, the term “U.S. holder” means a beneficial holder of VantageSouth common stock or Piedmont common stock that is:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any of its political subdivisions;

•	a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds VantageSouth common stock or Piedmont common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. We recommend that partnerships and partners in such a partnership consult their tax advisers about the tax consequences of the Mergers to them.

Tax Consequences to VantageSouth and Piedmont Stockholders

General

Based on representations contained in representation letters provided by Yadkin, VantageSouth, and Piedmont and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Womble Carlyle Sandridge & Rice, LLP, Nelson Mullins Riley & Scarborough LLP and Bryan Cave, LLP that the Mergers will be treated for federal income tax purposes as “reorganizations” within the meaning of Section 368(a) of the Code. The opinions described above will not be binding on the IRS or any court. Yadkin, VantageSouth and Piedmont have not sought and will not seek any ruling from the IRS regarding any matters relating to the Mergers and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Mergers could be adversely affected.

VantageSouth Stockholders

A VantageSouth stockholder receiving shares of Yadkin voting common stock in exchange for the stockholder’s VantageSouth common stock will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Yadkin voting common stock (as discussed below). The aggregate adjusted tax basis of the shares of Yadkin voting common stock received in the VantageSouth Merger will be equal to the aggregate adjusted tax basis of the shares of VantageSouth common stock surrendered for the Yadkin voting common stock (reduced by the tax basis allocable to any fractional share of Yadkin voting common stock for which cash is received), and the holding period of the Yadkin voting common stock will include the period during which the shares of VantageSouth common stock were held. If a VantageSouth stockholder has differing bases or holding periods in respect of its shares of VantageSouth common stock, we recommend it consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Yadkin voting common stock received in the exchange.

Piedmont Stockholders

A Piedmont stockholder receiving a combination of shares of Yadkin voting common stock, the right (the “Rights”) to receive additional shares (the “Contingent Shares”) of Yadkin voting common stock and cash in exchange for the stockholder’s Piedmont common stock will recognize gain, but not loss, as a result of the exchange equal to the lesser of : (1) the amount of cash received by the stockholder in exchange for the stockholder’s Piedmont common stock in the Piedmont Merger (excluding any cash received in lieu of fractional shares of Yadkin voting common stock) and (2) the excess, if any, of (a) the sum of the amount of cash (excluding any cash received in lieu of fractional shares of Yadkin voting common stock) plus the fair market value of Yadkin voting common stock (including the fair market value of any fractional share), over (b) the stockholder’s tax basis in the Piedmont common stock exchanged. Any recognized gain will generally be long-term capital gain if, as of the effective time of the Piedmont Merger, the stockholder’s holding period with respect to the surrendered Piedmont common stock exceeds one year.

The aggregate tax basis of the Yadkin voting common stock received in the Piedmont Merger will be the same as the stockholder’s aggregate tax basis in the Piedmont common stock surrendered in the Piedmont

Merger, decreased by the amount of cash received in exchange for such Piedmont common stock (excluding any cash received in lieu of a fractional share of Yadkin voting common stock) and increased by the amount of gain, if any, recognized in the exchange (excluding any gain recognized with respect to a fractional share of Yadkin voting common stock deemed sold in the Piedmont Merger). A Piedmont stockholder’s aggregate tax basis is initially allocated among the maximum number of shares of Yadkin voting common stock that could be issued to the Piedmont stockholder including any Contingent Shares (not including that any Contingent Shares representing interest (“Interest Contingent Shares”) as discussed in “—Receipt of Contingent Shares”). If the maximum number of Contingent Shares is not received, an adjustment to the basis of the Yadkin voting common stock and the Contingent Shares (excluding the Interest Contingent Shares) should be made once it becomes known how many (if any) Contingent Shares one is entitled to receive. It is unclear how this adjustment should be made, particularly if a Piedmont stockholder no longer retains all of the Yadkin voting common stock or the Rights received in the Piedmont Merger. We recommend each Piedmont stockholder consult its own tax advisor as to the allocation of its tax basis among the Yadkin voting common stock and the Contingent Shares.

The holding period of the Yadkin voting common stock (including such shares received as a result of the Rights, but excluding the Interest Contingent Shares) received as a result of the exchange will include the holding period of the Piedmont common stock surrendered in the Piedmont Merger. If a Piedmont stockholder has differing bases or holding periods in respect of its shares of Piedmont common stock, we recommend it consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Yadkin voting common stock received in the exchange. See “—Receipt of Contingent Shares” for a discussion of the holding period of Yadkin voting common stock received pursuant to the Rights.

Receipt of Contingent Shares

A portion of the Contingent Shares actually received by a Piedmont stockholder more than six months from the effective time of the Piedmont Merger pursuant to the Rights will be treated as interest for federal income tax purposes (the “Interest Contingent Shares”). Pursuant to treasury regulations, the Interest Contingent Shares are equal to the excess of the value of the Contingent Shares on the date of receipt over the present value of such Contingent Shares as of the effective time of the Piedmont Merger. This present value will be determined by discounting the fair market value of each such share from the date of receipt to the effective time of the Piedmont Merger using the 3-month test rate of interest provided for in Treasury Regulation section 1.1274-4(a)(1)(ii) and employing a semi-annual compounding period as of the effective time of the Piedmont Merger. Under treasury regulations, any amount so treated as interest will be taken into account by a Piedmont stockholder under its regular method of accounting. Yadkin will issue separate share certificates for the Interest Contingent Shares and the remainder of the Contingent Shares received (the “Non-Interest Contingent Shares”).

Other than the amount of cash received in lieu of a fractional share, a Piedmont stockholder should not recognize gain or loss for federal income tax purposes upon the receipt of the Non-Interest Contingent Shares. Upon receipt of the Non-Interest Contingent Shares, a Piedmont stockholder should recalculate the aggregate tax basis of the Yadkin voting common stock received as discussed in “—Piedmont Stockholders” above.

The holding period of the Non-Interest Contingent Shares will include the holding period of the Piedmont common stock surrendered in the Piedmont Merger. If a Piedmont stockholder has differing bases or holding periods in respect of its shares of Piedmont common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Yadkin voting common stock received in the exchange. The holding period of the Interest Contingent Shares will begin upon receipt of such Interest Contingent Shares.

Cash Instead of Fractional Shares

A VantageSouth stockholder or a Piedmont stockholder who receives cash in the Mergers instead of a fractional share in Yadkin voting common stock, will be treated as having received such fractional share in the

Mergers, and then as having received cash in exchange for such fractional share. Gain or loss will be recognized in an amount equal to the difference between the amount of cash received and the stockholder’s adjusted tax basis allocable to such fractional share. Except as described below under “—Dividend Treatment”, this gain or loss will generally be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Mergers, the stockholder’s holding period with respect to the VantageSouth common stock or the Piedmont common stock, as the case may be, surrendered in the exchange exceeds more than one year.

Dividend Treatment

There are certain circumstances in which all or part of the gain recognized by a VantageSouth stockholder or a Piedmont stockholder will be treated as a dividend rather than as capital gains. In general, such determination depends on whether, and to what extent, the Mergers reduce the stockholder’s percentage share ownership interest in Yadkin that the stockholder actually and constructively owns in comparison to the percentage interest the stockholder actually and constructively would have owned in Yadkin had the stockholder received only Yadkin voting common stock (and no cash or other property) in the Mergers. Because the possibility of dividend treatment depends primarily upon a stockholder’s particular circumstances, including the application of certain constructive ownership rules, each stockholder should consult its own tax advisor regarding the potential income tax treatment by the stockholder of any gain recognized in connection with the Mergers.

Dissenting Stockholders and Appraisal Rights

Each Piedmont stockholder who contemplates exercising statutory dissenters’ or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to a VantageSouth stockholder or a Piedmont stockholder in connection with the Mergers, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 28% if the stockholder (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a stockholder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the stockholder’s applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, VANTAGESOUTH AND PIEDMONT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

DESCRIPTION OF CAPITAL STOCK OF YADKIN

The following is a brief description of the terms of the capital stock of Yadkin. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the NCBCA, federal law, Yadkin’s Articles of Incorporation, and Yadkin’s bylaws. Copies of Yadkin’s Articles of Incorporation and bylaws have been filed with the SEC and are also available upon request from Yadkin.

Authorized Capital Stock

The authorized capital stock of Yadkin consists of 33,333,333 shares of common stock, $1.00 par value, 1,666,666 of which are designated as non-voting common stock, and 1,000,000 shares of preferred stock, no par value. As of March 21, 2014 there were 13,725,676 shares of Yadkin voting common stock outstanding, 654,997 shares of Yadkin non-voting common stock outstanding, 24,158 shares of Series T Preferred Stock outstanding and 4,247 shares of Series T-ACB Preferred Stock outstanding.

Common Stock

Yadkin’s Articles of Incorporation currently authorize the issuance of up to 33,333,333 shares of common stock, of which 14,380,673 shares were outstanding as of March 21, 2014. Yadkin’s common stock consists of two classes, of which 31,666,667 shares are designated as voting common stock, $1.00 par value, and 1,666,666 shares are designated as non-voting common stock, $1.00 par value. As of March 21, 2014, there were 13,725,676 shares of voting common stock issued and outstanding, held of record by approximately 5,275 shareholders. In addition, as of March 21, 2014, (i) 51,118 shares of Yadkin’s voting common stock were reserved for issuance upon exercise of stock options that were currently outstanding; (ii) 315,998 shares of Yadkin’s voting common stock were reserved for future issuance in connection with stock options, restricted stock, or other equity-based awards; (iii) 91,178 shares of Yadkin’s voting common stock are reserved for issuance upon exercise of the warrant by the U.S. Department of the Treasury; and (iv) 654,997 shares of Yadkin’s voting common stock are reserved for conversion of non-voting common stock.

Yadkin’s voting common stock is currently listed for quotation on the NASDAQ Global Select Market under the symbol “YDKN.” Prior to the closing of the Mergers and pursuant to the Merger Agreement, Yadkin will list its voting common stock on the New York Stock Exchange. Yadkin’s non-voting common stock will not be listed on any exchange, and Yadkin does not intend to list its non-voting common stock on any exchange. Outstanding shares of Yadkin’s voting common stock and non-voting common stock are validly issued, fully paid, and non-assessable. Except for voting privileges, non-voting common stock carries the same rights and privileges as voting common stock (including in respect of dividends and in respect of distributions upon Yadkin’s dissolution, liquidation or winding up) and is treated the same as voting common stock (including in any merger, consolidation, share exchange or other similar transaction).

Voting Common Stock

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

Yadkin’s voting common stock does not have preemptive rights, redemption rights, conversion rights, sinking fund, or redemption provisions.

Voting Rights

Each holder of Yadkin voting common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, unless such matter relates solely to the terms of one or more classes of preferred stock, in which case holders of voting common stock will only be permitted to vote as required by law. Shareholders are not entitled to cumulate their votes for the election of directors. Yadkin’s bylaws currently provide that Yadkin’s board of directors shall consist of a minimum of five and a maximum of

25 directors, with the exact number fixed from time to time by a board resolution adopted by a majority of the entire board of directors prior to the annual meeting at which such directors are to be elected. In addition, Yadkin shareholders may authorize up to two additional directorships at any shareholder meeting, with the additional seats filled at the discretion of Yadkin directors. Yadkin’s board of directors currently has ten directors that serve one-year terms. Directors are elected by a plurality of votes cast.

Liquidation Rights

In the event of Yadkin’s liquidation, dissolution or winding up, holders of Yadkin voting common stock are entitled to share ratably in all of Yadkin’s assets remaining after payment of liabilities, including but not limited to Yadkin’s outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because Yadkin is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of its subsidiary’s creditors, except to the extent that Yadkin may be a creditor with recognized claims against Yadkin’s subsidiary.

Dividend Rights

Holders of Yadkin voting common stock are entitled to receive ratably such dividends as may be declared by Yadkin’s board of directors out of legally available funds. The ability of Yadkin’s board of directors to declare and pay dividends on Yadkin’s voting common stock is subject to the terms of applicable North Carolina law, banking regulations and the terms of Yadkin’s Series T and Series T-ACB Preferred Stock as described in “Dividend Policy” and its periodic reports. Yadkin’s principal source of income is dividends that are declared and paid by Yadkin Bank on its capital stock. Therefore, Yadkin’s ability to pay dividends is dependent upon the receipt of dividends from the Yadkin Bank. North Carolina commercial banks, such as Yadkin Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Yadkin Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, insured depository institutions such as Yadkin Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In addition, Yadkin may not pay dividends on its capital stock if Yadkin is in default or has elected to defer payments of interest under its junior subordinated debentures. Yadkin is currently prohibited from paying any dividends, common or preferred, without the prior approval of the Federal Reserve Bank of Richmond. There can be no assurances such approvals would be granted or with regard to how long these restrictions will remain in place. In the future, any declaration and payment of cash dividends will be subject to the Yadkin board’s evaluation of Yadkin’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by Yadkin in the future will also be subject to certain other legal and regulatory limitations (including the requirement that Yadkin’s capital be maintained at certain minimum levels) and ongoing review by the Yadkin’s banking regulators.

Transfer Agent and Registrar

The transfer agent and registrar for Yadkin’s voting common stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

The BHCA requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve before acquiring 5% or more of Yadkin’s voting common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of Yadkin’s voting common stock under the Change in Bank Control Act. Any holder of 25% or more of Yadkin’s voting common stock, a holder of 33% or more of Yadkin’s total equity or a holder of 5% or more of Yadkin’s voting common stock if such holder otherwise exercises a “controlling influence” over Yadkin, is subject to regulation as a bank holding company under the BHCA.

Non-Voting Common Stock

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

Yadkin’s non-voting common stock does not have preemptive rights, redemption rights, sinking fund, or redemption provisions but does possess conversion rights. Any holder of non-voting common stock may convert any number of shares of non-voting common stock into an equal number of shares of voting common stock at the option of the holder; provided, however, that each share of non-voting common stock is not convertible at the election of the initial holder or any affiliate thereof and may only be converted in connection with or after a transfer to a third party unaffiliated with such initial holder. The non-voting common stock may only be transferred through one or more of the following alternatives: (i) to an affiliate of the holder or to us; (ii) in a widely distributed public offering of voting common stock; (iii) in a transfer that is part of a private placement of common stock in which no one transferee (or group of associated transferees) acquires the rights to purchase in excess of 2% of Yadkin’s voting securities then outstanding (including pursuant to a related series of transfers); (iv) in a transfer of voting common stock to an underwriter for the purpose of conducting a widely distributed public offering; or (v) a transaction approved by the Federal Reserve or, if the Federal Reserve is not the relevant regulatory authority, any other regulatory authority with the relevant jurisdiction.

Voting Rights

The holders of non-voting common stock do not have any voting power and are not entitled to vote on any matter except as otherwise required by law.

Liquidation Rights

In the event of Yadkin’s liquidation, dissolution or winding up, holders of non-voting common stock are entitled to share ratably in all of Yadkin’s assets remaining after payment of liabilities, including but not limited to its outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because Yadkin is a bank holding company, Yadkin’s rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of its subsidiary’s creditors, except to the extent that Yadkin may be a creditor with recognized claims against its subsidiary.

Dividend Rights

Holders of Yadkin’s non-voting common stock are entitled to receive ratably such dividends as may be declared by Yadkin’s board of directors out of legally available funds. The ability of Yadkin’s board of directors to declare and pay dividends on Yadkin’s non-voting common stock is subject to the terms of applicable North Carolina law, banking regulations and its Series T and Series T-ACB Preferred Stock as described in “Dividend Policy” and Yadkin’s periodic reports. Yadkin’s principal source of income is dividends that are declared and paid by Yadkin Bank on its capital stock. Therefore, Yadkin’s ability to pay dividends is dependent upon the receipt of dividends from Yadkin Bank. North Carolina commercial banks, such as Yadkin Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. The Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, insured depository institutions such as Yadkin Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In addition, Yadkin may not pay dividends on its capital stock if Yadkin is in default or has elected to defer payments of interest under its junior subordinated debentures. Yadkin is currently prohibited from paying any dividends, common or preferred, without the prior approval of the Federal Reserve Bank of Richmond. There can be no assurances such approvals would be granted or with regard to how long these restrictions will remain in place. In the future, any declaration and payment of cash dividends will be subject to the Yadkin board’s evaluation of Yadkin’s operating results, financial condition, future growth plans, general business and economic conditions, tax, and other relevant considerations. The payment of cash dividends by Yadkin in the future will also be subject to certain other legal and regulatory limitations (including the requirement that Yadkin’s capital be maintained at certain minimum levels) and ongoing review by Yadkin’s banking regulators.

Transfer Agent and Registrar

The transfer agent and registrar for Yadkin’s non-voting common stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

Any holder of 33% or more of Yadkin’s total equity (including non-voting common stock) or a holder of Yadkin’s non-voting common stock if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

Series T and T-ACB Preferred Stock

This section summarizes the terms of the Series T and T-ACB Preferred Stock. The Series T and T-ACB Preferred Stock rank equally and have identical terms.

The Series T and T-ACB Preferred Stock have no maturity date. Yadkin issued the Series T Preferred Shares to the U.S. Department of the Treasury (the “Treasury”) on January 16, 2009 for an aggregate purchase price of $36.0 million and the Series T-ACB Preferred Shares to the Treasury on July 24, 2009 for an aggregate purchase price of $13.3 million. The Series T and T-ACB Preferred Stock were issued in connection with the Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act. The Series T and T-ACB Preferred Stock qualify as Tier 1 capital for regulatory purposes. The Series T and T-ACB Preferred Stock were sold by Treasury to unaffiliated third parties on September 18, 2012 in a Dutch public auction process. Pursuant to the Share Exchange Agreement, 20,907 shares of the Series T and T-ACB Preferred Stock were exchanged for 5,128,389 shares of common stock and 1,965,000 shares of non-voting common stock. 28,405 shares of Series T and T-ACB Preferred Stock remain outstanding.

Dividends

Rate. Dividends on the Series T and T-ACB Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by Yadkin’s board of directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., for the Series T Preferred Stock, 5% per annum from February 15, 2009 to but excluding February 15, 2014 and for the Series T-ACB Preferred Stock, 5% per annum from August 15, 2009 to but excluding August 15, 2014); and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., for the Series T-Preferred Stock, 9% per annum on and after February 15, 2014 and for the Series T-ACB Preferred Stock, 9% per annum on or after August 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. As of the date of this prospectus, Yadkin has paid in full all of its quarterly dividend obligations on the Series T and

T-ACB Preferred Stock. Yadkin must obtain regulatory approval prior to paying future dividends on the Series T and T-ACB Preferred Stock. Each dividend will be payable to holders of record as they appear on Yadkin’s stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by Yadkin’s board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series T and T-ACB Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series T and T-ACB Preferred Stock are cumulative. If for any reason Yadkin’s board of directors does not declare a dividend on the Series T and T-ACB Preferred Stock for a particular dividend period, or if the board of directors declares less than a full dividend, Yadkin will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

Yadkin is not obligated to pay holders of the Series T and T-ACB Preferred Stock any dividend in excess of the dividends on the Series T and T-ACB Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series T and T-ACB Preferred Stock.

Priority of Dividends. So long as any of the Series T and T-ACB Preferred Stock remain outstanding, Yadkin may not declare or pay a dividend or other distribution on Yadkin’s common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series T and T-ACB Preferred Stock), and Yadkin generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series T and T-ACB Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means Yadkin’s common stock and any other class or series of its stock the terms of which expressly provide that it ranks junior to the Series T and T-ACB Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Yadkin. Yadkin does not currently have any outstanding class or series of stock constituting Junior Stock other than the common stock.

“Parity Stock” means any class or series of Yadkin’s stock, other than the Series T and T-ACB Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series T and T-ACB Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Yadkin, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. The Series T Preferred Shares and Series T-ACB Preferred Shares are considered Parity Stock as to each other.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Yadkin, holders of the Series T and T-ACB Preferred Stock will be entitled to receive for each share of the Series T and T-ACB Preferred Stock, out of the assets of Yadkin or proceeds available for distribution to Yadkin’s shareholders, subject to any rights of its creditors, before any distribution of assets or proceeds is made to or set aside for the holders of its common stock and any other class or series of Yadkin’s stock ranking junior to the Series T and T-ACB Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series T and T-ACB Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series T and T-ACB Preferred Stock and the holders of any other class or series of Yadkin’s stock ranking equally with the Series T and T-ACB Preferred Stock, the holders of the Series T and T-ACB Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series T and T-ACB Preferred Stock, neither a merger or consolidation of Yadkin with another entity, including a merger or consolidation in which the holders of the Series T and T-ACB Preferred Stock receive cash, securities or other property for their shares, nor a sale, lease or exchange of all or substantially all of Yadkin’s assets will constitute a liquidation, dissolution or winding up of the affairs of Yadkin.

Redemptions and Repurchases

Yadkin may redeem the Series T and T-ACB Preferred Stock, at any time, in whole or in part, at Yadkin’s option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Series T and T-ACB Preferred Stock plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date.

To exercise the redemption right described above, Yadkin must give notice of the redemption to the holders of record of the Series T and T-ACB Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series T and T-ACB Preferred Stock must state: (i) the redemption date; (ii) the number of Series T and T-ACB Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series T and T-ACB Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as Yadkin’s board of directors determines to be fair and equitable.

Series T and Series T-ACB Preferred Stock that Yadkin redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series T and T-ACB Preferred Stock.

No Conversion Rights

Holders of the Series T and T-ACB Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series T and T-ACB Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by North Carolina law.

If Yadkin does not pay dividends on the Series T and T-ACB Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Yadkin will automatically increase by two and the holders of the Series T and T-ACB Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a single class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at the next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) for all past dividend periods on all outstanding Preferred Shares have been paid in full at which time this right will terminate with respect to the Series T and T-ACB Preferred Stock, subject to revesting in the event of each and every subsequent default by Yadkin in the payment of dividends on the Series T and T-ACB Preferred Stock. There is no limit on the number of nominations and a plurality of eligible votes would determine the election of the two new directors.

Yadkin’s bylaws do not specify a process for nominating candidates to fill Preferred Director positions. Unless a nominating process for such directors is adopted, nominations would be made by holders of the Series T and T-ACB Preferred Stock and any voting party stock at the meeting at which the Preferred Directors are elected. Yadkin’s board of directors may, prior to any meeting at which such Preferred Directors would be elected, adopt a process for the nomination of such candidates in advance of such meeting.

No person may be elected as a Preferred Director who would cause Yadkin to violate any corporate governance requirements of any securities exchange or other trading facility on which its securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series T and T-ACB Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series T and T-ACB Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders of a majority of the outstanding Preferred Shares voting separately as a class, together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series T and T-ACB Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends” above) upon which voting rights similar to those of the Series T and T-ACB Preferred Stock have been conferred and are exercisable with respect to such matter. Other than the Series T and T-ACB Preferred Stock, which are considered Parity Stock as to each other, Yadkin does not currently have an outstanding class or series of stock constituting Parity Stock.

Although Yadkin does not believe the Series T and T-ACB Preferred Stock are considered “voting securities” currently, if they were to become voting securities for the purposes of the BHCA, whether because Yadkin has missed six dividend payments and holders of the Series T and T-ACB Preferred Stock have the right to elect directors as a result, or for other reasons, a holder of 25% of more of the Series T and T-ACB Preferred Stock, or a holder of a lesser percentage of Yadkin’s Preferred Shares that is deemed to exercise a “controlling influence” over Yadkin, may become subject to regulation under the BHCA. In addition, if the Series T and T-ACB Preferred Stock become “voting securities”, then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Series T and T-ACB Preferred Stock, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Series T and T-ACB Preferred Stock. A holder or group of holders may also be deemed to control us if they own one-third or more of Yadkin’s total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Series T and T-ACB Preferred Stock should consult their own counsel with regard to regulatory implications.

In addition to any other vote or consent required by North Carolina law or by Yadkin’s Articles of Incorporation, the vote or consent of the holders of at least 66-2/3% of the outstanding Series T and T-ACB Preferred Stock, voting as a separate class, is required in order to do the following:

•	amend or alter Yadkin’s Articles of Incorporation or the Articles of Amendment for the Series T and T-ACB Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of Yadkin’s capital stock ranking senior to the Series T and T-ACB Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Yadkin; or

•	amend, alter or repeal any provision of Yadkin’s Articles of Incorporation or the Articles of Amendment for the Series T and T-ACB Preferred Stock in a manner that adversely affects the rights, preferences, privileges, or voting powers of the Series T and T-ACB Preferred Stock; or

•	consummate a binding share exchange or reclassification involving the Series T and T-ACB Preferred Stock or a merger or consolidation of Yadkin with another entity, unless (i) the Series T and T-ACB Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Yadkin is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Series T and T-ACB Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series T and T-ACB Preferred Stock immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of Yadkin’s authorized shares of preferred stock, including authorized Series T and T-ACB Preferred Stock necessary to satisfy preemptive or similar rights granted by Yadkin to other persons prior to the date of the issuance of the Series T and T-ACB Preferred Stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series T and T-ACB Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon its liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series T and T-ACB Preferred Stock and will not require the vote or consent of the holders of the Series T and T-ACB Preferred Stock.

To the extent holders of the Series T and T-ACB Preferred Stock are entitled to vote, holders of Series T and T-ACB Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series T and T-ACB Preferred Stock would otherwise be required, all outstanding Series T and T-ACB Preferred Stock have been redeemed by Yadkin or called for redemption upon proper notice and sufficient funds have been set aside by Yadkin for the benefit of the holders of Series T and T-ACB Preferred Stock to effect the redemption.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the Mergers are completed, holders of VantageSouth common stock and Piedmont common stock will receive shares of Yadkin voting common stock in exchange for their shares of VantageSouth common stock and Piedmont common stock. Yadkin is organized under the laws of the State of North Carolina, and VantageSouth and Piedmont are organized under the laws of the State of Delaware. The following is a summary of the material differences among (1) the current rights of Yadkin shareholders under the NCBCA and Yadkin’s Articles of Incorporation and Bylaws, (2) the current rights of VantageSouth stockholders under the DGCL and VantageSouth’s Certificate of Incorporation and Bylaws and (3) the current rights of Piedmont stockholders under the DGCL, Piedmont’s Certificate of Incorporation and Bylaws, each as amended, and Piedmont’s Third Amended and Restated Stockholders’ Agreement.

Yadkin, VantageSouth, and Piedmont believe that this summary describes the material differences among the rights of holders of Yadkin voting common stock as of the date of this joint proxy statement/prospectus and the rights of holders of VantageSouth common stock and Piedmont common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Yadkin’s and VantageSouth’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

Yadkin

Yadkin’s articles of incorporation currently authorize it to issue up to 33,333,333 shares of common stock, par value $1.00 per share and 1,000,000 shares of preferred stock, no par value. As of the record date for the Yadkin Annual Meeting, there were 13,725,676 shares of Yadkin voting common stock outstanding, 654,997 shares of Yadkin non-voting common stock outstanding, 28,405 shares of Yadkin preferred stock outstanding and warrants to purchase [—] shares of Yadkin voting common stock outstanding.

VantageSouth

VantageSouth’s certificate of incorporation authorizes it to issue up to 75,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, no par value. As of the record date of the VantageSouth Annual Meeting, there were 55,264,322 shares of VantageSouth common stock outstanding, no shares of VantageSouth preferred stock outstanding and warrants to purchase 1,348,398 shares of VantageSouth common stock outstanding.

Piedmont

Piedmont’s certificate of incorporation, as amended, authorizes it to issue up to 2,500,000 shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. As of the record date of the Piedmont special meeting, there were 1,466,664 shares of Piedmont common stock outstanding and no shares of Piedmont preferred stock outstanding.

Voting Limitations

Yadkin

The North Carolina Control Share Acquisition Act generally provides that, except as provided below, “Control Shares” will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of the corporation’s directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors of the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. The Control Share Acquisition Act is applicable to Yadkin, and Yadkin has not expressly provided in its articles of incorporation or bylaws that the Control Share Acquisition Act is applicable.

VantageSouth

The DGCL does not contain a control share acquisition statute.

Piedmont

The DGCL does not contain a control share acquisition statute.

Size of Board of Directors and Classes of Directors

Yadkin

Yadkin’s bylaws currently provide that Yadkin’s board of directors shall consist of a minimum of five and a maximum of 25 directors, with the exact number fixed from time to time by a board resolution adopted by a majority of the entire board of directors prior to the annual meeting at which such directors are to be elected. In addition, Yadkin shareholders may authorize up to two additional directorships at any shareholder meeting, with the additional seats filled at the discretion of Yadkin directors. Yadkin’s board of directors currently has ten directors that serve one-year terms.

VantageSouth

VantageSouth’s certificate of incorporation provides that the number of directors is fixed in accordance with the VantageSouth bylaws. VantageSouth’s bylaws currently provide that VantageSouth’s board of directors shall consist of a minimum of five and a maximum of 25 directors, with the exact number fixed from time to time by a board resolution adopted by a majority of the entire board of directors. VantageSouth’s board of directors currently has 13 directors that serve one-year terms.

Piedmont

Piedmont’s bylaws, as amended, provide that the number of directors of Piedmont shall be no less than two nor more than 15 and shall be fixed from time to time by the Piedmont board of directors, with each director holding office until the next annual meeting of stockholders or until his successor is elected and qualified. Piedmont’s Third Amended and Restated Stockholders’ Agreement provides that Piedmont shall be governed by a board of directors consisting of no less than five nor more than 15 members, with the authorized number of directors increased or decreased from time to time as determined in the discretion of the Piedmont board of directors. Piedmont’s board of directors currently has eight directors that serve one-year terms.

Cumulative Voting and Election of Directors

Yadkin

Yadkin shareholders do not have the right to cumulate their votes with respect to the election of directors. In order to be elected, each director nominee must receive a plurality of votes cast by Yadkin shareholders entitled to vote in the election of directors at each annual meeting of the shareholders, or a similar vote at any special meeting called for the purpose of electing directors.

VantageSouth

VantageSouth stockholders do not have the right to cumulate their votes with respect to the election of directors. In order to be elected, each director nominee must receive a plurality of votes cast by VantageSouth stockholders entitled to vote in the election of directors at each annual meeting of the stockholders, or a similar vote at any special meeting called for the purpose of electing directors.

Piedmont

Piedmont stockholders do not have the right to cumulate their votes with respect to the election of directors. All elections are decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at a meeting of stockholders. Pursuant to Piedmont’s Third Amended and Restated Stockholders’ Agreement, each of Mr. Abram and Dr. Lerner will be members of the Piedmont board of directors for so long as he continues to meet certain conditions. In addition, three other Piedmont stockholders are each entitled to designate a nominee to Piedmont’s board of directors, so long as such stockholder continues to meet certain conditions (such stockholders are referred to as the “Investors”). All of Piedmont’s stockholders agreed to vote their shares for the election of Mr. Abram, Dr. Lerner, and the director nominees of the Investors.

Required Vote for Certain Business Combinations

Yadkin

Under the NCBCA, business combinations such as the Mergers must be approved by a simple majority of votes entitled to be cast by shareholders. There are no provisions to the contrary in Yadkin’s corporate organizational documents.

VantageSouth

Under the DGCL, business combinations such as the VantageSouth Merger must be approved by a simple majority of votes entitled to be cast by stockholders. There are no provisions to the contrary in VantageSouth’s corporate organizational documents.

Piedmont

Under the Third Amended and Restated Stockholders’ Agreement among Piedmont stockholders, certain business combinations require the affirmative vote of holders of two-thirds of the issued and outstanding shares of Piedmont common stock. This provision is applicable to the Mergers.

Removal of Directors

Yadkin

Yadkin’s bylaws provide that its directors may be removed from office at any time, with or without cause, by a vote of shareholders whenever the number of votes cast in favor of removal of the director exceeds the number of votes cast against such removal. A director may only be removed by the shareholders at a meeting unless the notice of the meeting states that purpose as one of the purposes of such meeting. If any directors are so removed, new directors may be elected at the same meeting of shareholders to fill the unexpired terms of the removed directors.

VantageSouth

Under Delaware law, which is the law of the state in which VantageSouth is incorporated, holders of a majority of VantageSouth shares then entitled to vote at an election of directors may remove a VantageSouth director, with or without cause.

Piedmont

Piedmont’s bylaws, as amended, provide that any Piedmont director may be removed with or without cause at any time by the affirmative vote of Piedmont stockholders holding of record, in the aggregate, at least a majority of the outstanding shares of stock of Piedmont at a special meeting called for that purpose. Pursuant to Piedmont’s Third Amended and Restated Stockholders’ Agreement, Piedmont, Mr. Abram, Dr. Lerner, and the Investors will not take any action to remove a director designated by an Investor unless removal is requested by regulators or the Investor who designated such director.

Filling Vacancies on the Board of Directors

Yadkin

Yadkin’s bylaws provide that vacancies created by an increase in the authorized number in directors, other than increases in the authorized number of directors by shareholders, are filled only by election at annual meetings of shareholders or special meetings called for the purpose of electing directors. Any other vacancy may be filled by a majority of the remaining Yadkin directors, even if less than a quorum exists. Yadkin shareholders may elect a director at any time to fill any vacancy not filled by directors.

VantageSouth

VantageSouth’s bylaws provide that vacancies on the board of directors may be filled by a majority of the VantageSouth directors then in office, even if less than a quorum exists.

Piedmont

Piedmont’s bylaws, as amended, provide that vacancies on the board of directors may be filled either by a majority of the Piedmont stockholders, by vote of a majority of the Piedmont directors then in office, or by unanimous written consent of the directors. Pursuant to Piedmont’s Third Amended and Restated Stockholders’ Agreement, a vacancy created by the death, disability, retirement, resignation, or removal of a director designated by an Investor may be filled by such Investor, so long as such Investor still has the right to designate a director. Piedmont, Mr. Abram, Dr. Lerner, and the other Investors will take all action necessary to cause the vacancy to be filled by the replacement designated by such Investor.

Special Meetings of Shareholders

Yadkin

Yadkin’s bylaws provide that special meetings of shareholders may be called at any time by the President, Secretary, Chairman of the board of directors or board of directors of the corporation, and may be held at any place designated in the notice of meeting or agreed upon by a majority of shareholders entitled to vote thereat.

VantageSouth

VantageSouth’s bylaws provide that special meetings may be called by the Chairman of the board of directors or by the Secretary upon direction of the board of directors at a place designated by the board of directors.

Piedmont

Piedmont’s bylaws, as amended, provide that special meetings of Piedmont stockholders may be called by the President, Chairman or by the board of directors of Piedmont, or at the request in writing by stockholders of record owning a majority of the issued and outstanding shares of Piedmont common stock.

Quorum

Yadkin

Yadkin’s bylaws provide that the presence in person or by proxy of holders of record of a majority of the shares entitled to vote constitutes a quorum for purposes of transacting business at meetings of shareholders.

VantageSouth

VantageSouth’s bylaws provide that the presence in person or by proxy of holders of record of a majority of the shares entitled to vote constitutes a quorum for purposes of transacting business at meetings of stockholders.

Piedmont

Piedmont’s bylaws, as amended, provide that the presence in person or by proxy of stockholders entitled to cast a majority of the votes thereat shall constitute a quorum at any meeting of Piedmont stockholders.

Dividends

Yadkin

Under North Carolina law, which is the law of the state where Yadkin is incorporated, Yadkin may not declare a dividend if, after giving effect to such dividend, (i) Yadkin would not be able to pay its debts as they become due in the usual course of business; or (ii) Yadkin’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of holders of Yadkin preferred shares. In addition, the Federal Reserve has the authority to restrict dividends issued by bank holding companies, including Yadkin.

VantageSouth

Under Delaware law, which is the law of the state where VantageSouth is incorporated, VantageSouth may declare and pay dividends upon the shares of its capital stock either: (i) out of its surplus; or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If the capital of VantageSouth shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of VantageSouth shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. In addition, the Federal Reserve has the authority to restrict dividends issued by bank holding companies, including VantageSouth. VantageSouth’s bylaws provide that dividends may be paid in cash, property, or in shares of capital stock of VantageSouth.

Piedmont

Under Delaware law, which is the law of the state where Piedmont is incorporated, Piedmont may declare and pay dividends upon the shares of its capital stock either: (i) out of its surplus; or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If the capital of Piedmont shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of Piedmont shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. In addition, the Federal Reserve has the authority to restrict dividends issued by bank holding companies, including Piedmont. Piedmont’s bylaws, as amended, provide that before declaring any dividend, there may be set apart from the funds legally available for dividends such sums as the Piedmont board of directors deems proper for working capital or other purposes.

Notice of Shareholder Meetings

Yadkin

Yadkin’s bylaws provide that Yadkin must give written or printed notice of the time and place of a shareholder meeting to each shareholder entitled to vote thereat between 10 and 60 days prior to such meeting. For special meetings of shareholders or annual meetings of shareholders at which any business other than the election of directors is to be transacted, the notice must include a statement on the business to be so transacted.

VantageSouth

VantageSouth’s bylaws provide that VantageSouth must give written notice between 10 and 60 days before any stockholder meeting to each stockholder entitled to vote as of the record date at such meeting. The notice must state the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting.

Piedmont

Piedmont’s bylaws, as amended, provide that Piedmont must give written notice between 10 and 60 days before any stockholder meeting to each stockholder entitled to vote as of the record date at such meeting. The notice must state the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting.

Anti-Takeover Provisions and Other Shareholder Protections

Yadkin

Under the North Carolina Shareholder Protection Act, the affirmative vote of the holders of 95% of the voting shares of Yadkin is required to approve certain business combinations with another entity if, as of the record date for the determination of Yadkin shareholders entitled to notice thereof and to vote thereon, the other entity is the beneficial owner of more than 20% of the voting shares of the corporation.

VantageSouth

Section 203 of the DGCL requires supermajority approval of certain business combinations with interested stockholders. However, VantageSouth’s certificate of incorporation provides that it has elected not to be governed by Section 203 of the DGCL.

Piedmont

The DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder” (for purposes of Section 203 of the DGCL), that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies: (i) the corporation’s board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder; (ii) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction in which it became an interested stockholder, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of stockholders. Under the DGCL, the term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an “interested stockholder.” The Mergers do not constitute a prohibited business combination under this statute.

A Delaware corporation may elect not to be governed by Section 203. Piedmont has not made such an election and accordingly is subject to Section  203.

Limitation of Personal Liability of Officers and Directors

Yadkin

Yadkin’s articles of incorporation provide that no director shall be held liable in an action for monetary damages for breach of such person’s duty as a director; provided, however, that a director may be held liable for (i) acts or omissions not made in good faith that the director at the time of breach knew or believed were in conflict with the best interests of Yadkin; (ii) any liability under Section 55-8-33 of the NCBCA; or (iii) any transaction from which the director derived an improper personal benefit. If the NCBCA is amended after the effective date of Yadkin’s articles of incorporation, the Yadkin articles of incorporation provide that the liability of Yadkin directors shall be eliminated or limited to the fullest extent then permitted by North Carolina law. Yadkin’s bylaws also provide that each Yadkin director shall be immune from personal liability arising out of an action for breach of any duty as a director to the fullest extent permitted by law.

VantageSouth

VantageSouth’s certificate of incorporation provides that the personal liability of VantageSouth directors is eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended or supplemented. Section 102 of the DGCL currently permits the elimination of personal liability of a director except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (liability of directors for unlawful payment of dividends, stock purchases or redemptions); or (iv) for any transaction from which the director derived an improper personal benefit.

Piedmont

Piedmont’s certificate of incorporation, as amended, provides that Piedmont directors shall not be personally liable to Piedmont or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to Piedmont or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (liability of directors for unlawful payment of dividends, stock purchases or redemptions); or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers and Insurance

Yadkin

Yadkin’s articles of incorporation provide that Yadkin shall indemnify and hold harmless to the fullest extent from time to time permitted by law any person who was or is a party or is threatened to be made a party to any legal proceeding and any appeal therein by reason of the fact that such person is or was a director, officer, employee, or agent of Yadkin. Yadkin’s bylaws likewise provide that Yadkin shall, to the fullest extent from time to time permitted by law, indemnify (a) all directors, officers, employees or agents of the Yadkin and (b) any person who, at Yadkin’s request, is or was serving as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses in any legal proceeding (including, without limitation, a proceeding brought by or on behalf of Yadkin itself) arising out of their status as such, or their activities in any of the foregoing capacities; provided, however, that Yadkin shall not indemnify or agree to indemnify any of the foregoing persons against liability or expenses he may incur on account of his activities which were at the time taken known or believed by him to be clearly in conflict with Yadkin’s best interests. Yadkin’s bylaws further provide that Yadkin may purchase and maintain insurance on behalf of directors and officers against liability asserted or incurred by them in that capacity or arising from their status as such.

VantageSouth

VantageSouth’s certificate of incorporation and bylaws provide for indemnification of VantageSouth’s directors and officers to the fullest extent permitted by the DGCL. VantageSouth’s bylaws provide for the payment of expenses incurred by officers and directors in defending legal proceedings instituted on the basis of the officer’s or director’s status as such.

Piedmont

Piedmont’s certificate of incorporation and bylaws, each as amended, provide for indemnification of Piedmont’s directors and officers to the fullest extent permitted by the DGCL. Piedmont’s bylaws, as amended, provide for the payment of expenses incurred by Piedmont officers and directors in defending legal proceedings instituted on the basis of the officer’s or director’s status as such.

Amendments to Articles of Incorporation and Bylaws

Yadkin

The NCBA provides that Yadkin’s articles of incorporation generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of Yadkin voting common stock entitled to vote on the amendment.

Yadkin’s bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Yadkin board of directors.

VantageSouth

The DGCL provides that VantageSouth’s certificate of incorporation generally may be amended upon approval by the holders of a majority of the VantageSouth outstanding shares of common stock entitled to vote on the amendment.

VantageSouth’s bylaws may be amended by the VantageSouth board of directors, except to the extent otherwise provided by law, and except that a bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the board of directors unless the bylaw adopted by the stockholders authorized the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally.

Piedmont

The DGCL provides that Piedmont’s certificate of incorporation generally may be amended upon approval of the holders of a majority of the Piedmont shares of common stock outstanding entitled to vote. Under Piedmont’s bylaws, as amended, the bylaws may be altered, amended or repealed, or new bylaws may be made or adopted, by the vote of the holders of a majority of the shares then entitled to vote or by the written consent of Piedmont stockholders. Pursuant to Piedmont’s Third Amended and Restated Stockholders’ Agreement, however, Piedmont may not amend or repeal any provision in its certificate of incorporation or bylaws without the prior affirmative vote or written consent of a majority of all members of the board of directors, together with stockholders holding at least two-thirds of Piedmont’s outstanding shares, acting at a duly called and held meeting of the stockholders or by written consent in accordance with the DGCL.

Action by Written Consent of the Shareholders

Yadkin

Under Yadkin’s bylaws, Yadkin shareholders may only act at annual or special meetings of Yadkin shareholders.

VantageSouth

Under the DGCL (unless otherwise provided in the certificate of incorporation), any action required to be taken at an annual or special meeting may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. VantageSouth’s certificate of incorporation does not eliminate the ability of VantageSouth stockholders to act by written consent.

Piedmont

Under the DGCL (unless otherwise provided in the certificate of incorporation), any action required to be taken at an annual or special meeting may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Piedmont’s certificate of incorporation does not eliminate the ability of Piedmont stockholders to act by written consent, and Piedmont’s bylaws and Third Amended and Restated Stockholders’ Agreement further contemplate action by written consent of Piedmont stockholders.

Shareholder Rights Plan

None of Yadkin, VantageSouth, or Piedmont currently have a shareholder rights plan in effect.

Rights of Dissenting Shareholders

Yadkin

The NCBCA provides that a holder of shares may not demand the fair value of the shareholder’s shares and is bound by the terms of transactions such as the Mergers if, among other things, the class or series of shares are “covered securit[ies]” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933. Shares of Yadkin voting common stock are currently listed on the NASDAQ Global Select Market and are thus “covered securit[ies]” under Section 18(b)(1)(A) of the Securities Act of 1933. Accordingly, there are no dissenters’ rights for shares of Yadkin voting common stock in the Mergers.

VantageSouth

The dissenters’ rights of VantageSouth stockholders are governed in accordance with the DGCL. Under Section 262 of the DGCL, holders of shares listed on a national securities exchange are not entitled to appraisal rights or dissenters’ rights for their shares if such holders are required, under a plan of merger, to accept in exchange therefor only shares of the surviving corporation in the merger and cash in lieu of fractional shares. VantageSouth common stock is listed on the New York Stock Exchange, a national securities exchange, and VantageSouth stockholders are not required to accept in exchange for their shares anything other than shares of Yadkin, the surviving corporation in the Mergers, and cash in lieu of fractional shares. Accordingly, stockholders of VantageSouth common stock are not entitled to any appraisal rights or dissenters’ rights in connection with the Mergers.

Piedmont

The dissenters’ rights of Piedmont stockholders are governed in accordance with the DGCL. Piedmont is not listed on a national securities exchange and does not have more than 2,000 stockholders, among other things. Piedmont’s stockholders are therefore entitled to dissenters’ rights in the Piedmont Merger pursuant to Section 262 of the DGCL. It is a condition to Yadkin’s obligation to effect the Mergers that Piedmont receive notices of dissent with respect to no more than 15% of the outstanding shares of Piedmont common stock.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Yadkin voting common stock is currently listed on the NASDAQ Global Select Market under the symbol “YDKN,” and VantageSouth common stock is quoted on the NYSE MKT under the symbol “VSB.” Prior to the closing of the Mergers and pursuant to the Merger Agreement, Yadkin will list its voting common stock on the New York Stock Exchange. Piedmont’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Piedmont’s common stock. As of May 9, 2014, there were 1,466,664 shares of Piedmont common stock outstanding, which were held by approximately 40 holders of record, and 146,666 additional shares of Piedmont’s common stock were reserved for issuance underlying management equity awards. Piedmont has never declared or paid a cash dividend on its common stock and there are no plans to declare or pay a cash dividend on its common stock at this time.

The following table sets forth the high and low reported intra-day sales prices per share of Yadkin voting common stock and VantageSouth common stock, and the cash dividends declared per share for the periods indicated.

	Yadkin Voting Common Stock(1)			VantageSouth Common Stock
	High	Low	Dividend	High	Low	Dividend
2012
First Quarter	$8.85	$4.89	$—	$4.60	$2.88	$—
Second Quarter	10.08	7.23	—	6.28	3.28	—
Third Quarter	11.22	7.50	—	5.59	4.46	—
Fourth Quarter	10.95	8.49	—	5.49	3.51	—
2013
First Quarter	12.36	8.61	—	4.77	3.91	—
Second Quarter	14.05	10.77	—	4.41	3.77	—
Third Quarter	17.89	13.61	—	5.98	4.26	—
Fourth Quarter	19.30	15.15	—	5.45	4.51	—
2014
First Quarter	22.02	16.62	—	7.48	5.00	—
Second Quarter (through May 6)	21.77	18.50	—	7.20	5.78	—

(1)	Historical prices adjusted, where applicable, to account for one-for-three reverse stock split effective May 28, 2013.

On January 24, 2014, the last full trading day before the public announcement of the Merger Agreement, the high and low sales prices of shares of Yadkin voting common stock as reported on the NASDAQ Global Select Market were $17.39 and $16.62, respectively. On [—], 2014, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of Yadkin voting common stock as reported on the NASDAQ Global Select Market were $[—] and $[—], respectively.

On January 24, 2014, the last full trading day before the public announcement of the Merger Agreement, the high and low sales prices of shares of VantageSouth Bancshares, Inc. common stock as reported on the NYSE MKT were $5.17 and $5.01, respectively. On [—], 2014, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of VantageSouth common stock as reported on the NYSE MKT were $ [—] and $[—], respectively.

As of [—], 2014, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for Yadkin and VantageSouth, respectively, there were approximately [—] registered holders of Yadkin voting common stock and approximately 964 registered holders of VantageSouth common stock.

Each of Yadkin’s and VantageSouth’s shareholders are advised to obtain current market quotations for Yadkin voting common stock and VantageSouth common stock. The market price of Yadkin voting common stock and VantageSouth common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the Mergers. No assurance can be given concerning the market price of Yadkin voting common stock or VantageSouth common stock before or after the effective date of the Mergers. Changes in the market price of Yadkin voting common stock prior to the completion of the Mergers will affect the market value of the merger consideration that VantageSouth stockholders will receive upon completion of the Mergers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF YADKIN

The following tables set forth certain information as of March 21, 2014, unless otherwise specified, with respect to shares of Yadkin voting common stock beneficially owned by: (1) each person known to Yadkin to be the beneficial owner of more than 5% of Yadkin’s common stock; (2) each director, each director nominee and each named executive officer of Yadkin for the year ended December 31, 2013; and (3) all Yadkin directors and executive officers as a group. This information has been provided by each of the directors and executive officers at Yadkin’s request or derived from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Beneficial ownership of securities means the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Unless otherwise indicated, to Yadkin’s knowledge the beneficial owner has sole voting and dispositive power over the shares.

Beneficial Owners of More Than 5% of Yadkin’s Common Stock:

Name	Shares Beneficially Owned	Percent(2)
Wellington Management Company, LLP(3)	1,359,181	9.8%
Ithan Creek Master Investors Cayman, L.P.(3)	975,413	7.1%
BancFunds Co. LLC(4)	712,066	5.1%
Manufacturers Life Insurance Company(4)	712,209	5.1%

Beneficial Ownership of Yadkin Directors, Director Nominees and Executive Officers:

Name	Shares Beneficially Owned(1)	Percent(2)
Nolan G. Brown (director)	90,041	*	%
Harry M. Davis (director)	17,141	*	%
Wm. Mark DeMarcus (Executive Vice President & Chief Banking Officer)(5)	44,031	*	%
Thomas J. Hall (director)	18,664	*	%
James A. Harrell, Jr. (director)(6)	27,929	*	%
Larry S. Helms (director)	9,625	*	%
Dan W. Hill, III (director)	54,470	*	%
Jan H. Hollar (Executive Vice President & CFO)(7)	47,626	*	%
James L. Poindexter (director)	47,273	*	%
Alison J. Smith (director)	37,899	*	%
Harry C. Spell (director)	126,255	*	%
Joseph H. Towell (President & CEO)(8)	118,377	*	%
All directors & executive officers as a group (13 persons)	639,332	4.6%

*	Indicates less than 1% ownership
(1)	For each director or executive officer listed above, the beneficial ownership includes the following options to acquire the indicated number of shares that are exercisable within 60 days of March 21, 2014: DeMarcus (2,839); Hall (1,419); Helms (1,419); Hollar (1,332); Smith (1,419); Towell (3,333); directors and principal officers as a group (11,761). To Yadkin’s knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following shares, which the individual indicates that he or she shares voting and/or investment power: Harrell (9,491); Poindexter (17,627); Spell (18,996); directors and principal officers as a group (46,114).

(2)	The ownership percentage is calculated based on the total of 13,725,676 shares issued and outstanding as of March 21, 2014, plus the number of shares that can be issued to that individual within 60 days of March 21, 2014, upon the exercise of stock options held by such individual. The ownership percentage of the group is based on the total shares outstanding plus the number of shares that can be issued to the entire group within 60 days of March 21, 2014, upon the exercise of all stock options held by the group.
(3)	Information based on a Schedule 13G filed with the SEC on February 14, 2014.
(4)	Information based on a Schedule 13F filed with the SEC on February 14, 2014.
(5)	Includes 26,667 unvested shares of restricted stock awarded March 15, 2012.
(6)	Stock held by Yadkin’s Amended and Restated Director Deferred Compensation Plan (the “DDCP”) is beneficially owned by its plan administrator. For Mr. Harrell, the table includes the number of shares held for his account, being all the shares held in the DDCP, which equals 4,061 shares as of March 21, 2014.
(7)	Includes 20,000 unvested shares of restricted stock awarded March 15, 2012.
(8)	Includes 50,000 unvested shares of restricted stock awarded March 15, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VANTAGESOUTH

The following tables set forth certain information as of May 9, 2014, unless otherwise specified, with respect to shares of VantageSouth common stock beneficially owned by: (1) each person known to VantageSouth to be the beneficial owner of more than 5% of VantageSouth’s common stock; (2) each director, each director nominee and each named executive officer of VantageSouth for the year ended December 31, 2013; and (3) all VantageSouth directors and executive officers as a group. This information has been provided by each of the directors and executive officers at VantageSouth’s request or derived from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Beneficial ownership of securities means the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Unless otherwise indicated, to VantageSouth’s knowledge the beneficial owner has sole voting and dispositive power over the shares.

Beneficial Owners of More Than 5% of VantageSouth’s Common Stock:

Name	Shares Beneficially Owned	Percent(1)
Piedmont Community Bank Holdings, Inc.(2)	32,242,726	58.4%
Wellington Management Company, LLP(3)	4,085,777	7.39%

Beneficial Ownership of VantageSouth Directors, Director Nominees and Executive Officers:

Name	Shares Beneficially Owned	Percent(1)
J. Adam Abram (director)	107,976	*	%
David S. Brody (director)(4)	157,643	*	%
Alan N. Colner (director)	300	*	%
Scott M. Custer (President and Chief Executive Officer and director)	619	*	%
George T. Davis, Jr. (director)(5)	439,415	*	%
Terry S. Earley (Executive Vice President and Chief Financial Officer)	24,600	*	%
Thierry Ho (director)	300	*	%
Steven W. Jones (President of VantageSouth Bank)	20,819	*	%
J. Bryant Kittrell, III (director)(6)	25,500	*	%
Joseph T. Lamb, Jr. (director)(7)	393,485	*	%
Steven J. Lerner (director)	2,300	*	%
James A. Lucas, Jr. (director)(8)	567,524	1.3%
Charles A. Paul, III (director)(9)	122,351	*	%
Lee H. Roberts (former Chief Operating Officer)(10)	2,000	*	%
A. Wellford Tabor (director)	300	*	%
Nicolas D. Zerbib (director)	300	*	%
All directors & executive officers as a group (16 persons)(11)	1,865,432	3.4%

*	Indicates less than 1% ownership
(1)

The percentage of our common stock beneficially owned was calculated based on 55,264,322 shares of common stock issued and outstanding as of May 9, 2014. The percentage treats as outstanding all shares underlying equity awards that are exercisable within 60 days after April 16, 2014 held by the directors and executive officers noted below, but not shares underlying equity awards that are exercisable by other stockholders.
(2)	The information regarding Piedmont is based on a Schedule 13D/A filed with the SEC on March 6, 2014. On the Schedule 13D/A filed on such date, Piedmont reported that it had sole voting and dispositive power with respect to 32,242,726 shares of common stock of VantageSouth.
(3)	Wellington Management Company, LLP (“Wellington Management”), in its capacity as an investment adviser, may be deemed to have had beneficial ownership of 4,085,777 shares of common stock that are owned by numerous investment advisory client, none of which is known to have such interest with respect to more than five percent of the class of shares. Wellington Management has shared voting authority over 4,085,777 shares and shared dispositive power over 4,085,777 shares. Wellington Management is a registered investment adviser under the Investment Adviser Act of 1940, as amended.
(4)	Includes 58,366 shares held by a Trust in which Mr. Brody is Trustee, 29,183 shares held by a Foundation of which Mr. Brody is co-president, 19,455 shares held by a limited liability company of which Mr. Brody holds a 25% interest, and 29,184 shares held by a GST Trust in which Mr. Brody is Trustee.
(5)	Includes 31,037 shares held by Mr. Davis’s spouse and 9,728 shares held by a Trust in which Mr. Davis’s spouse is Trustee. Also includes an aggregate of 327,572 shares held directly by Mr. Davis’s mother and aunt for whom he acts as attorney-in-fact and as to which shares Mr. Davis disclaims beneficial ownership.
(6)	Includes 3,550 shares held by Mr. Kittrell’s spouse.
(7)	Includes 135,137 shares held by Mr. Lamb’s spouse, 34,878 shares held by corporations in which Mr. Lamb is a director, officer and/or principal stockholder, and 2,485 shares held as custodian for Mr. Lamb’s grandchildren.
(8)	Includes 5,200 shares held in Mr. Lucas’s IRA, 153,147 shares held by a limited liability company of which Mr. Lucas holds a 50% interest, 80,600 shares held by another limited liability company of which Mr. Lucas holds a 50% interest, and 3,499 shares held by a corporation of which Mr. Lucas holds a 43% interest.
(9)	Includes 51,008 shares held by a limited liability company of which Mr. Paul is managing partner, and 29,159 shares subject to vested stock options.
(10)	On February 5, 2014, Mr. Roberts resigned as Chief Operating Officer of the Company effective immediately.
(11)	Includes all shares reflected in this table as beneficially owned by each director of the Company, and by Messrs. Earley, Jones, and Roberts, each of whom was a named executive officer of VantageSouth for the year ended December 31, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF PIEDMONT

The following tables set forth certain information as of May 9, 2014, unless otherwise specified, with respect to shares of Piedmont common stock beneficially owned by: (1) each person known to Piedmont to be the beneficial owner of more than 5% of Piedmont’s common stock; (2) each director and each executive officer of Piedmont; and (3) all Piedmont directors and executive officers as a group. Except as indicated in the footnotes to the tables below, to Piedmont’s knowledge the beneficial owners listed in the tables below have sole voting and dispositive power with respect to all shares of Piedmont common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of each of the beneficial owners identified is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

Beneficial Owners of More Than 5% of Piedmont’s Common Stock:

Name	Shares Beneficially Owned	Percent(1)
Lightyear Fund II, L.P.(2)	365,199	24.90%
Lightyear Co-Invest Partnership II, L.P.(3)	365,199	24.90%
Trident IV Depository Holdings LLC(4)	365,199	24.90%
Trident IV PF Depository Holdings LLC(5)	365,199	24.90%
Harvard Management Private Equity Corporation	145,199	9.90%
State of Wisconsin Investment Board	145,199	9.90%
KC-Piedmont, LLC	110,752	7.55%
A. Wellford Tabor (director)(6)	110,752	7.55%
J. Adam Abram (director)	77,803	5.30%

Beneficial Ownership of Piedmont Directors and Executive Officers:

Name	Shares Beneficially Owned	Percent(1)
J. Adam Abram (director)	77,803	5.30%
David S. Brody (director)	1,416	*	%
Alan N. Colner (director)	5,161	*	%
Scott M. Custer (director, President & CEO)	12,742	*	%
Terry S. Earley (CFO)	—	—
Thierry Ho (director)(7)	—	—
Steven W. Jones (Head of Sales and Market Management)	472	*	%
Steven J. Lerner (director)	7,514	*	%
A. Wellford Tabor (director)(6)	110,752	7.55%
Nicholas D. Zerbib (director)(8)	—	—
All directors & executive officers as a group (12 persons)	216,758	14.78%

*	Indicates less than 1% ownership.
(1)	Applicable percentage ownership is based on 1,466,664 shares of Piedmont common stock issued and outstanding as of March 21, 2014.
(2)	Includes 822 shares owned by Lightyear Co-Invest Partnership II, L.P. The business address of this person is 375 Park Avenue, 11th Floor, New York, NY 10152.
(3)	Includes 364,377 owned by Lightyear Fund II, L.P. The business address of this person is 375 Park Avenue, 11th Floor, New York, NY 10152.
(4)	Includes 6,081 shares owned by Trident IV PF Depository Holdings LLC. The business address of this person is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

(5)	Includes 359,118 shares owned by Trident IV Depository Holdings LLC. The business address of this person is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.
(6)	Includes 110,752 shares owned by KC-Piedmont, LLC, for which Mr. Tabor has voting control. The business address of this person is 2820 Selwyn Avenue, Suite 550, Charlotte, NC 28209.
(7)	Mr. Ho is an officer at Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., which collectively own 365,199 shares of common stock in Piedmont, but Mr. Ho has no voting or dispositive powers over such shares.
(8)	Mr. Zerbib is a Senior Principal of Stone Point Capital LLC (“Stone Point”). Stone Point is the designated manager of Trident IV, L.P. and Trident IV Professionals Fund, L.P., the parents of Trident IV Depository Holdings LLC and Trident IV PF Depository Holdings LLC, which collectively own 365,199 shares of common stock in Piedmont. Mr. Zerbib is a member of the investment committees of Trident IV, L.P. and Trident IV Professionals Fund, L.P., but does not have control over the voting or dispositive powers over the shares held by Trident IV Depository Holdings LLC and Trident IV PF Depository Holdings LLC. Mr. Zerbib controls one of the general partners of the sole general partner of Trident IV, L.P., but does not have control over the voting or dispositive powers over the shares held by Trident.

LEGAL MATTERS

The validity of the Yadkin voting common stock to be issued in connection with the Mergers will be passed upon for Yadkin by Nelson Mullins Riley & Scarborough LLP (Greenville, South Carolina). Certain U.S. federal income tax consequences relating to the Mergers will also be passed upon for Yadkin by Nelson Mullins Riley & Scarborough LLP (Greenville, South Carolina), for VantageSouth by Womble Carlyle Sandridge & Rice, LLP (Greenville, South Carolina) and for Piedmont by Bryan Cave LLP (New York, New York).

EXPERTS

Yadkin

The consolidated financial statements of Yadkin Financial Corporation as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in reliance upon the reports of Dixon Hughes Goodman LLP, independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

VantageSouth

The consolidated financial statements of VantageSouth Bancshares, Inc. and subsidiaries as of December 31, 2013 and 2012, and for the year ended December 31, 2013 (Successor), the period from February 1 to December 31, 2012 (Successor), and the period from January 1 to January 31, 2012 (Predecessor), have been incorporated by reference herein in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accountants, and upon the authority of said firm as experts in auditing and accounting.

Piedmont

The consolidated financial statements of Piedmont Community Bank Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012, and for the years then ended, have been included herein in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accountants, and upon the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Yadkin or VantageSouth annual meetings or at any adjournments or postponements of the Yadkin or VantageSouth annual meetings.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

Yadkin

Yadkin shareholders who wish to present a proposal for inclusion in the proxy materials relating to Yadkin’s annual meeting of shareholders to be held in 2015 should ensure that such proposal is received by Yadkin’s Corporate Secretary at 300 E. Broad Street, Statesville, North Carolina 28677, no later than [—], 2015. After that date, the proposal will not be considered timely. Shareholders submitting proposals for inclusion in the proxy statement must comply with the proxy rules under the Securities Exchange Act of 1934.

In addition, if a Yadkin shareholder desires to make a proposal at an annual meeting and does not intend to include the proposal in Yadkin’s proxy statement, Yadkin’s bylaws require that the shareholder submit information regarding the proposal, together with the proposal, to Yadkin at least 60 days prior to the annual meeting of shareholders at which such proposal is to be presented.

VantageSouth

Pursuant to Rule 14a-8 of the Securities Exchange Act, as amended (“Rule 14a-8”) stockholders are entitled to submit proposals to be included in our proxy statement and identified in our form of proxy if they are received by us at our principal executive office of 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, addressed to our Corporate Secretary, on or before [—]. Proposals by stockholders must comply with all requirements of applicable rules of the SEC, including other provisions of Rule 14a-8. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with Rule 14a-8 and other applicable requirements.

Stockholders who wish to nominate persons for election to our board of directors or propose other matters to be considered at our 2015 annual meeting of stockholders pursuant to the procedures in our bylaws must provide us advance notice of the director nomination or stockholder proposal, as well as the information specified in our bylaws, no earlier than [—] and no later than [—]. Stockholders are advised to review our bylaws, which contain the requirements for advance notice of director nominations and stockholder proposals. Notice of director nominations and stockholder proposals must be mailed to our Corporate Secretary at our principal executive offices at 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. However, if the 2015 annual meeting is scheduled to take place more than 30 days before or more than 70 days after the one-year anniversary of the 2014 Annual Meeting, notice must be provided to the Corporate Secretary no earlier than 120 days prior to the 2014 annual meeting and not later than the later of (i) 90 days prior to the scheduled 2014 annual meeting; and (ii) 10 days following the day on which the public announcement of the scheduled date of the 2014 annual meeting is made by the Company. The requirements for advance notice of stockholder proposals under our bylaws do not apply to proposals properly submitted under Rule 14a-8 under the Exchange Act, as those stockholder proposals are governed by Rule 14a-8. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any director nomination or stockholder proposal that does not comply with our bylaws and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Yadkin has filed with the SEC a registration statement under the Securities Act that registers the issuance to VantageSouth and Piedmont stockholders of the shares of Yadkin voting common stock to be issued in connection with the Mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Yadkin in addition to being a proxy statement for Yadkin and VantageSouth stockholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about Yadkin and Yadkin voting common stock.

Yadkin (File No. 000-52099) and VantageSouth (File No. 001-36009) also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Yadkin and VantageSouth, who file electronically with the SEC. The address of the website is http://www.sec.gov. This joint proxy statement/prospectus and the other reports and information filed by Yadkin with the SEC are also available at Yadkin’s website at http://www.yadkinbank.com. This joint proxy statement/prospectus and the other reports and information filed by VantageSouth with the SEC are available at VantageSouth’s website at http://www.vantagesouth.com. The web addresses of the SEC, Yadkin and VantageSouth are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

The SEC allows Yadkin and VantageSouth to incorporate by reference information in this joint proxy statement/prospectus. This means that Yadkin and VantageSouth can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Yadkin and VantageSouth previously filed with the SEC. They contain important information about the companies and their financial condition.

Yadkin SEC Filings

(SEC File No. 000-52099; CIK No. 0001366367)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2013

Current Reports on Form 8-K	Filed on January 27, 2014; January 29, 2014; January 30, 2014; March 4, 2014; April 24, 2014; and April 25, 2014 (other than those portions of the documents deemed to be furnished and not filed)

The description of Yadkin common stock set forth in its Registration Statement filed on Form S-3 (File No. 333-185058) and any amendment or report filed for the purpose of updating such description	Filed on November 20, 2012

VantageSouth SEC Filings

(SEC File No. 001-36009; CIK No. 0001143921)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2013

Current Reports on Form 8-K

Filed on January 27, 2014; January 29, 2014;

January 30, 2014; January 31, 2014; February 10, 2014; February 19, 2014; March 4, 2014; April 23, 2014; and April 25, 2014 (other than those portions of the documents deemed to be furnished and not filed)

In addition, Yadkin and VantageSouth also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the later of the date of the Yadkin Annual Meeting and the date of the VantageSouth special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Yadkin has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Yadkin, as well as all pro forma financial information, and VantageSouth has supplied all information contained or incorporated by reference relating to VantageSouth.

Documents incorporated by reference are available from Yadkin and VantageSouth without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Yadkin Financial Corporation 209 North Bridge Street Elkin, North Carolina 28621 Attention: Corporate Secretary Telephone: (704) 768-1125	VantageSouth Bancshares, Inc. 3600 Glenwood Avenue, Suite 300 Raleigh, North Carolina 27612 Attention: Corporate Secretary Telephone: (919) 659-9000

Yadkin shareholders and VantageSouth stockholders requesting documents must do so by June 12, 2014 to receive them before their respective annual meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Yadkin or VantageSouth, the documents will be mailed to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither Yadkin nor VantageSouth has authorized anyone to give any information or make any representation about the Mergers or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

YADKIN FINANCIAL CORPORATION,

VANTAGESOUTH BANCSHARES, INC., AND

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

DATED AS OF JANUARY 27, 2014

A-i

4.3	Authority; No Violation.	A-27
4.4	Consents and Approvals	A-27
4.5	Reports; Regulatory Matters.	A-28
4.6	Financial Statements.	A-29
4.7	Broker’s Fees	A-30
4.8	Absence of Certain Changes or Events.	A-31
4.9	Legal Proceedings.	A-31
4.10	Taxes and Tax Returns	A-31
4.11	Employee Matters.	A-32
4.12	Compliance with Applicable Law	A-36
4.13	Certain Contracts.	A-36
4.14	Risk Management Instruments	A-37
4.15	Investment Securities and Commodities.	A-37
4.16	Loan Portfolio.	A-38
4.17	Property.	A-38
4.18	Insurance	A-39
4.19	Intellectual Property.	A-39
4.20	Environmental Liability.	A-39
4.21	Leases	A-40
4.22	Privacy of Customer Information	A-40
4.23	Bank Secrecy Act; Patriot Act; Money Laundering	A-40
4.24	CRA Compliance	A-40
4.25	State Takeover Laws	A-41
4.26	Reorganization; Approvals	A-41
4.27	Transactions with Affiliates.	A-41
4.28	Opinion of Financial Advisor	A-41
4.29	Disaster Recovery and Business Continuity	A-41
4.30	Vantage Information	A-41
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PIEDMONT		A-41
5.1	Corporate Organization.	A-41
5.2	Capitalization.	A-42
5.3	Authority; No Violation.	A-42
5.4	Consents and Approvals	A-43
5.5	Reports; Regulatory Matters.	A-43
5.6	Legal Proceedings.	A-44
5.7	Taxes and Tax Returns	A-44
5.8	Compliance with Applicable Law	A-45
5.9	Certain Contracts.	A-45
5.10	Piedmont Information	A-45
ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		A-46
6.1	Conduct of Business Before the Effective Time	A-46
6.2	Yadkin Forbearances	A-46
6.3	Vantage Forbearances	A-48
6.4	Piedmont Forbearances	A-51
ARTICLE VII ADDITIONAL AGREEMENTS		A-53
7.1	Regulatory Matters.	A-53
7.2	Access to Information; Confidentiality.	A-53
7.3	Preparation of the Joint Proxy Statement and Registration Statement; Shareholders’ Meetings.	A-54
7.4	NYSE Listing	A-56
7.5	Employee Matters.	A-56
7.6	Indemnification; Directors’ and Officers’ Insurance.	A-57
7.7	Additional Agreements	A-58

A-ii

7.8	Advice of Changes	A-58
7.9	No Solicitation by Yadkin.	A-58
7.10	No Solicitation by Vantage.	A-61
7.11	Corporate Governance	A-63
7.12	Restructuring Efforts	A-64
7.13	Reasonable Best Efforts; Cooperation	A-64
7.14	Exemption from Liability Under Section 16(b)	A-64
7.15	Vantage Offering	A-64
7.16	Piedmont Matters	A-64
7.17	Form S-8	A-65
ARTICLE VIII CONDITIONS PRECEDENT		A-65
8.1	Conditions to Each Party’s Obligation To Effect the Mergers	A-65
8.2	Conditions to Obligations of Vantage	A-65
8.3	Conditions to Obligations of Yadkin	A-66
8.4	Conditions to Obligations of Piedmont	A-67
ARTICLE IX TERMINATION AND AMENDMENT		A-67
9.1	Termination	A-67
9.2	Effect of Termination.	A-69
9.3	Amendment	A-71
9.4	Extension; Waiver	A-72
ARTICLE X GENERAL PROVISIONS		A-72
10.1	Closing	A-72
10.2	Standard	A-72
10.3	Nonsurvival of Representations, Warranties and Agreements	A-72
10.4	Notices	A-72
10.5	Interpretation	A-73
10.6	Counterparts	A-74
10.7	Entire Agreement	A-74
10.8	Governing Law; Jurisdiction	A-74
10.9	Publicity	A-74
10.10	Assignment; Third-Party Beneficiaries.	A-74
10.11	Enforcement	A-75

A-iii

Defined Term	Section
Acceptable Vantage Confidentiality Agreement	7.10(b)
Acceptable Yadkin Confidentiality Agreement	7.9(b)
Agreement	Preamble
Bank Merger	1.1(c)
Bank Secrecy Act	3.23
Benefit Plan	10.10(b)
BHC Act	3.1(b)
Certificate	1.4(e)
Certificates of Merger	1.2
Claim	7.6(a)
Closing	10.1
Closing Date	10.1
COBRA	3.11(c)
Code	Recitals
Contingent Shares	1.4(g)
Covered Employees	7.5(a)
Derivative Transactions	3.14(a)
DGCL	1.1(a)
Dissenter Shares	1.4(d)
Effective Time	1.2
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.5(c)
Exchange Agent	2.1
Expense Reimbursement	8.3(b)
Fair Credit Reporting Act	3.22
FDIC	3.1(d)
FFIEC	3.29
Federal Reserve Board	3.4
Form S-4	4.4
GAAP	3.1(c)
Governmental Entity	3.4
Gramm-Leach-Bliley Act	3.22
Holdback Shares	1.4(g)
IIPI	3.22
Indemnified Parties	7.6(a)
Injunction	8.1(d)
Intellectual Property	3.19
IRS	3.10(a)
Joint Proxy Statement	7.3(a)
Knowledge	10.5
Liens	3.2(b)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	7.1(b)
Mergers	Recitals
NCBCA	1.1(a)
NYSE MKT	4.4
Other Regulatory Approvals	3.4
Party(ies)	Preamble
Patriot Act	3.23
Permitted Encumbrances	3.17

A-iv

Defined Term	Section
Person	10.5
Phantom Plan	1.4(g)
Piedmont	Preamble
Piedmont Board	Recitals
Piedmont Bylaws	5.1(b)
Piedmont Capitalization Date	5.2(a)
Piedmont Cash Merger Consideration	1.4(d)
Piedmont Certificate	5.1(b)
Piedmont Common Stock	1.4(d)
Piedmont Common Stock Merger Consideration	1.4(d)
Piedmont Contingent Shares Merger Consideration	1.4(d)
Piedmont Contract	5.9(a)
Piedmont Disclosure Schedule	Article V
Piedmont Exchange Ratio	1.4(d)
Piedmont Merger	Recitals
Piedmont Merger Consideration	1.4(d)
Piedmont Preferred Stock	5.2(a)
Piedmont Regulatory Agreement	5.5(b)
Piedmont Stockholders	1.4(g)
Piedmont Stockholder Approval	7.3(d)
Piedmont Stockholder Meeting	7.3(d)
Policies, Practices and Procedures	3.15(b)
Registration Statement	7.3
Regulatory Agencies	3.5(a)
Sarbanes-Oxley Act	3.5(c)
SEC	3.5(a)
Section 409(A)	3.11(m)
Securities Act	3.2(a)
SERP	3.11(c)
SRO	3.4
Subsidiary	3.1(c)
Subsidiary Plan of Merger	1.1(c)
Surviving Bank	Recitals
Surviving Corporation	Recitals
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Date	9.1
Trust	1.4(g)
Trust Account Common Shares	1.4(b)
Trust Agreement	1.4(g)
Vantage	Preamble
Vantage Acquisition Agreement	7.10(d)
Vantage Adverse Recommendation Change	7.10(d)
Vantage Bank	Recitals
Vantage Benefit Plans	4.11(a)
Vantage Board	Recitals
Vantage Bylaws	4.1(b)
Vantage Capitalization Date	4.2(a)
Vantage Certificate	4.1(b)
Vantage Common Stock	1.4(b)
Vantage Common Stock Merger Consideration	1.4(c)

A-v

Defined Term	Section
Vantage Contract	4.13(a)
Vantage Disclosure Schedule	Art. IV
Vantage Exchange Ratio	1.4(c)
Vantage Expense Reimbursement	9.2(a)
Vantage Leased Properties	4.17
Vantage Loans	4.16(a)
Vantage Merger	Recitals
Vantage Offering	7.15
Vantage Options	1.5(b)
Vantage Owned Properties	4.17
Vantage Policies	4.18
Vantage Preferred Stock	4.2(a)
Vantage Property Lease	4.21
Vantage Real Property	4.17
Vantage Regulatory Agreement	4.5(b)
Vantage Requisite Regulatory Approvals	4.4
Vantage SEC Reports	4.5(c)
Vantage Stockholders	7.3(a)
Vantage Stockholder Approval	7.3(c)
Vantage Stockholder Meeting	7.3(c)
Vantage Stock Plans	1.5(a)
Vantage Subsidiary	3.1(c)
Vantage Superior Proposal	7.10(h)
Vantage Takeover Proposal	7.10(g)
Vantage Termination Fee	9.2(a)
VantageSouth Holdings Cash Merger Consideration	1.4(d)
VSH	6.4(i)
Yadkin	Preamble
Yadkin Adverse Recommendation Change	7.9(d)
Yadkin Acquisition Agreement	7.9(d)
Yadkin Articles	3.1(b)
Yadkin Bank	Recitals
Yadkin Benefit Plans	3.11(a)
Yadkin Board	Recitals
Yadkin Bylaws	3.1(b)
Yadkin Capital Stock	3.2(a)
Yadkin Capitalization Date	3.2(a)
Yadkin Common Stock	1.4(a)
Yadkin Contract	3.13(a)
Yadkin Disclosure Schedule	Art. III
Yadkin Expense Reimbursement	9.2(a)
Yadkin Leased Properties	3.17
Yadkin Loans	3.16(a)
Yadkin Non-Voting Common Stock	3.2(a)
Yadkin Owned Properties	3.17
Yadkin Policies	3.18
Yadkin Preferred Stock	3.2(a)
Yadkin Real Property	3.17
Yadkin Regulatory Agreement	3.5(b)
Yadkin Requisite Regulatory Approvals	3.4
Yadkin SEC Reports	3.5(c)

A-vi

Defined Term	Section
Yadkin Series T Preferred Stock	3.2(a)
Yadkin Series T-ACB Preferred Stock	3.2(a)
Yadkin Shareholders	7.3(a)
Yadkin Shareholder Approval	7.3
Yadkin Shareholder Meeting	7.3
Yadkin Subsidiary	3.1(c)
Yadkin Superior Proposal	7.9(h)
Yadkin Takeover Proposal	7.9(g)
Yadkin Termination Fee	9.2(a)

Schedule of Exhibits

Exhibit A	—	Form of Subsidiary Plan of Merger
Exhibit B	—	Form of Support Agreements
Exhibit C	—	Form of Piedmont Stockholders’ Agreement
Exhibit D	—	Form of Registration Rights Agreement
Exhibit E	—	Form of Trust Agreement
Exhibit F	—	Form of Bylaw Amendment
Exhibit G	—	Form of Operating Committee Charter

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of January 27, 2014 (this “Agreement”), by and among Yadkin Financial Corporation, a North Carolina corporation (“Yadkin”), VantageSouth Bancshares, Inc., a Delaware corporation (“Vantage”), and Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”). Each of Vantage, Yadkin and Piedmont are referred to herein as a “Party” and, together, as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Yadkin, Vantage and Piedmont have determined that it is in the best interests of their respective companies and their shareholders or stockholders, as applicable, to consummate the strategic business combination transactions provided for in this Agreement in which (i) Vantage will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Yadkin (the “Vantage Merger”), so that Yadkin is the surviving corporation in the Vantage Merger, with the name of the surviving corporation to be Yadkin Financial Corporation (sometimes referred to in such capacity as the “Surviving Corporation”); and (ii) Piedmont will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Yadkin (the “Piedmont Merger,” and, together with the Vantage Merger, the “Mergers”), so that Yadkin is the surviving corporation in the Piedmont Merger, with the name of the surviving corporation to be Yadkin Financial Corporation (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, the Boards of Directors of Yadkin, Vantage and Piedmont (the “Yadkin Board”, the “Vantage Board” and the “Piedmont Board”, respectively) have unanimously adopted this Agreement and the transactions contemplated hereby, including, respectively, the Vantage Merger and the Piedmont Merger, as applicable, and have resolved to recommend that, respectively, the shareholders of Yadkin and the stockholders of each of Vantage and Piedmont approve this Agreement and the transactions contemplated hereby, including, respectively, the Vantage Merger and the Piedmont Merger;

WHEREAS, it is intended that, immediately following the Vantage Merger, or as soon as is practicable thereafter, VantageSouth Bank, a North Carolina banking corporation (“Vantage Bank”), will be merged with and into Yadkin Bank, a North Carolina banking corporation (“Yadkin Bank”) so that Yadkin Bank is the surviving bank in the Merger (“Surviving Bank”);

WHEREAS, for federal income Tax purposes, it is intended that the Vantage Merger and the Piedmont Merger shall qualify as reorganizations under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Vantage Merger and the Piedmont Merger and also to prescribe certain conditions to the Vantage Merger and the Piedmont Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers.

(a) Subject to the terms and conditions of this Agreement, in accordance with Delaware General Corporation Law (“DGCL”) and the North Carolina Business Corporation Act (the “NCBCA”), at the Effective

Time Vantage shall merge with and into Yadkin. Yadkin, under the name of Yadkin Financial Corporation, shall be the Surviving Corporation in the Vantage Merger and shall continue its corporate existence under the laws of the State of North Carolina. As of the Effective Time, the separate corporate existence of Vantage shall cease.

(b) Subject to the terms and conditions of this Agreement, in accordance with DGCL and the NCBCA, at the Effective Time Piedmont shall merge with and into Yadkin. Yadkin, under the name of Yadkin Financial Corporation, shall be the Surviving Corporation in the Piedmont Merger and shall continue its corporate existence under the laws of the State of North Carolina. As of the Effective Time, the separate corporate existence of Piedmont shall cease.

(c) Immediately following the Effective Time, Vantage Bank will merge with and into Yadkin Bank, a wholly owned subsidiary of Yadkin (the “Bank Merger”). Yadkin Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence, and, following the Bank Merger, the separate corporate existence of Vantage Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in the form attached hereto as Exhibit A (the “Subsidiary Plan of Merger”), with such changes thereto as Vantage and Yadkin may mutually agree upon. In order to obtain the necessary Regulatory Approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for such Regulatory Approvals: (i) Yadkin shall cause Yadkin Bank to approve the Subsidiary Plan of Merger; (ii) Yadkin, as the sole shareholder of Yadkin Bank, shall approve the Subsidiary Plan of Merger; (iii) Yadkin shall cause the Subsidiary Plan of Merger to be duly executed by Yadkin Bank and delivered to Vantage; (iv) Vantage shall cause Vantage Bank to approve the Subsidiary Plan of Merger; (v) Vantage, as the sole shareholder of Vantage Bank, shall approve the Subsidiary Plan of Merger; and (vi) Vantage shall cause Vantage Bank to duly execute and deliver the Subsidiary Plan of Merger to Yadkin.

1.2 Effective Time. Each of the Vantage Merger and the Piedmont Merger shall become effective as set forth in the certificates of merger (the “Certificates of Merger”) that shall be filed with the Delaware Secretary of State and the North Carolina Secretary of State, respectively, on the Closing Date. The term “Effective Time” shall be the date and time when the Vantage Merger and the Piedmont Merger become effective as set forth in the Certificates of Merger.

1.3 Effects of the Mergers. At and after the Effective Time, the Vantage Merger and the Piedmont Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the NCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Vantage and Piedmont shall vest in the Surviving Corporation, and all debts, liabilities and duties of Vantage and Piedmont shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Vantage, Yadkin, Piedmont or the holder of any of the following securities:

(a) Each share of voting common stock, par value $1.00 per share, of Yadkin (the “Yadkin Common Stock”) and each share of non-voting common stock, par value $1.00 per share, of Yadkin issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by either the Vantage Merger or the Piedmont Merger.

(b) All shares of voting common stock, par value $0.001 per share, of Vantage issued and outstanding immediately before the Effective Time (the “Vantage Common Stock”) that are owned, directly or indirectly, by Yadkin or Vantage (other than shares of Vantage Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, any such shares, “Trust Account Common Shares”) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Yadkin or other consideration shall be delivered in exchange therefor.

(c) Subject to Sections 1.4(f), each share of Vantage Common Stock, except for shares of Vantage Common Stock owned by Piedmont, Vantage or Yadkin or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares), shall be converted into the right to receive 0.3125 shares (the “Vantage Exchange Ratio”) of validly issued, fully paid and nonassessable voting shares of Yadkin Common Stock (together, with any cash in lieu of fractional shares of Yadkin Common Stock to be paid pursuant to Section 2.1, the “Vantage Common Stock Merger Consideration”).

(d) Subject to Section 1.4(f), each share of common stock, par value $0.01 per share, of Piedmont issued and outstanding immediately before the Effective Time (the “Piedmont Common Stock”), except for shares of Piedmont Common Stock that are owned by shareholders properly exercising their dissenters’ rights pursuant to Section 262 of the DGCL (the “Dissenter Shares”) or shares of Piedmont Common Stock owned by Piedmont, Vantage or Yadkin or any of their respective wholly owned Subsidiaries, shall be converted into the right to receive (i) 6.28597 shares (the “Piedmont Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Yadkin Common Stock (together, with any cash in lieu of fractional shares of Yadkin Common Stock to be paid pursuant to Section 2.1, the “Piedmont Common Stock Merger Consideration”); and (ii) cash per share in an amount equal to $4.0 million/number of outstanding Piedmont Common Stock (the “Piedmont Cash Merger Consideration”); provided, however, an independent accounting firm shall perform an analysis of Piedmont’s deferred tax assets that (x) is in accordance with the applicable provisions of the Code and GAAP and (y) gives priority usage to Piedmont’s deferred tax assets while not sacrificing utilization of other competing deferred tax assets of the Surviving Corporation over time, which shall be reviewed by Yadkin and its advisors; provided, further, that if such analysis results in the expected utilization of more or less than $4.8 million of Piedmont’s deferred tax assets then the Piedmont Cash Merger Consideration shall be increased or decreased, as applicable, to equal the quotient of the net present value (assuming a 4.0% discount rate) of Piedmont’s deferred tax assets divided by the number of outstanding shares of Piedmont Common Stock; (iii) cash per share equal to the aggregate amount of any cash held by Piedmont and VantageSouth Holdings, LLC, on the Closing Date divided by the number of shares of Piedmont Common Stock outstanding (the “VantageSouth Holdings Cash Merger Consideration”), and (iv) a right to receive a pro rata share of the “Contingent Shares” (as defined below) (together with any cash in lieu of fractional shares) (the “Piedmont Contingent Shares Merger Consideration”), and together with the VantageSouth Holdings Cash Merger Consideration, the Piedmont Cash Merger Consideration and Piedmont Common Stock Merger Consideration, the “Piedmont Merger Consideration”);

(e) All of the shares of Vantage Common Stock and Piedmont Common Stock converted into the right to receive the Vantage Common Stock Merger Consideration and the Piedmont Merger Consideration, respectively, pursuant to this Article I shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Vantage Common Stock or Piedmont Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Vantage Common Stock Merger Consideration or the Piedmont Merger Consideration, as applicable, into which the shares of Vantage Common Stock or Piedmont Common Stock represented by such Certificate have been converted pursuant to this Section 1.4, as well as any dividends to which holders of Vantage Common Stock or Piedmont Common Stock become entitled in accordance with Section 2.2, as well as the Piedmont Cash Consideration as provided in Section 1.4(d).

(f) If, between the date hereof and the Effective Time, the outstanding shares of Yadkin Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Vantage Exchange Ratio, the Piedmont Exchange Ratio and the number of Holdback Shares.

(g) Yadkin and Piedmont agree that 856,447 shares of Yadkin Common Stock (the “Holdback Shares”) shall be deposited in an irrevocable “Rabbi Trust” (within the meaning of Revenue Procedure 92-64, the “Trust”) to be established by Yadkin pursuant to the terms and conditions of a trust agreement (the “Trust Agreement”), reasonably acceptable to Yadkin and Piedmont and substantially in the form attached hereto as Exhibit E, to be entered into by Yadkin and the trustee under the Trust on or prior to the Closing Date. The Holdback Shares issued to the trustee of the Trust shall be fully paid and nonassessable voting shares of Yadkin Common Stock and shall have all rights appurtenant thereto, including, without limitation, the right to any dividends or distributions. Yadkin hereby acknowledges and agrees that the Holdback Shares shall, after the Closing Date, be used by it and the Surviving Corporation (i) to make all payments due (and at the time payable) under the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan (“Phantom Plan”) that was assumed by the Surviving Corporation in the Piedmont Merger, and (ii) to distribute all remaining shares of Yadkin Common Stock held by the Trust immediately after satisfying all of its obligations under clause (i) above (such remaining shares the “Contingent Shares”) to the holders of Piedmont Common Stock (other than holders of Dissenter Shares). The Holdback Shares shall not be used for any purpose except as expressly provided in this Agreement and the Trust Agreement.

1.5 Stock Options, Other Stock-Based Awards and Warrants.

(a) Unless otherwise noted, the provisions of this Section 1.5 pertain to all plans sponsored by Vantage under which options and other stock-based awards are granted, including Vantage’s 2006 Omnibus Stock Ownership and Long Term Incentive Plan, as amended, and the award agreements thereunder (collectively, the “Vantage Stock Plans”); provided, however, that any accelerated vesting performed pursuant to this Section 1.5 shall only be performed if required by the terms of the Vantage Stock Plans as in effect on the date hereof without any further action by Vantage.

(b) As of the Effective Time, Yadkin shall have the right, with the consent of Vantage not to be unreasonably withheld, to (i) either assume any options or other stock-based awards (“Vantage Options”) substantially in accordance with the terms of the Vantage Stock Plans and the option grants or other award agreements by which they are evidenced in accordance with the terms of the Vantage Stock Plans or (ii) substitute the Vantage Options for substantially identical awards under any Yadkin Stock Plans, such that after the Vantage Merger and without any action on the part of the holders of any Vantage Options, the Vantage Options shall be converted into and become rights with respect to Yadkin Common Stock. From and after the Effective Time, (i) each Vantage Option assumed or substituted by Yadkin may be exercised solely for shares of Yadkin Common Stock, (ii) the number of shares of Yadkin Common Stock subject to such Vantage Option shall be equal to the number of shares of Vantage Common Stock subject to such Vantage Option immediately prior to the Effective Time multiplied by the Vantage Exchange Ratio (rounded down to the nearest whole share), and (iii) the per share exercise price under each such Vantage Option shall be adjusted to reflect the Vantage Exchange Ratio (rounded up to the nearest whole cent). It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a “modification” as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an “incentive stock option.” Yadkin and Vantage agree to take all necessary steps to effect the provisions of this Section 1.5.

(c) At or prior to the Effective Time, Vantage, the Vantage Board and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any Vantage or Vantage Bank employee or other participant consents) that may be necessary to effectuate the provisions of paragraphs (a) and (b) of this Section 1.5.

(d) Except as specifically provided in Section 1.4(g) and Section 7.5(f) of this Agreement, at or prior to the Effective Time, any and all options, warrants or other stock-based awards of Piedmont shall automatically be cancelled and shall cease to exist. Piedmont shall adopt any resolutions and take any other actions (including obtaining any Piedmont employee or other participant consents) that may be necessary to effectuate the provision of this Section 1.5(d).

1.6 Articles of Incorporation of Yadkin. At the Effective Time, the Yadkin Articles shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.7 Bylaws of Yadkin. At the Effective Time, the Yadkin Bylaws, as amended in accordance with Section 6.11, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that each of the Vantage Merger and the Piedmont Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9 Headquarters Locations. From and after the Effective Time, until determined otherwise by the Boards of Directors of the Surviving Corporation and Surviving Bank, respectively, in accordance with the terms of their amended bylaws, (i) the location of the headquarters and principal executive offices of the Surviving Corporation shall be at Vantage’s current headquarters location in Raleigh, North Carolina, and (ii) the location of the headquarters and principal executive offices of the Surviving Bank shall be in Statesville, North Carolina.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Procedures. Within three business days after the Effective Time, Yadkin shall cause the exchange agent selected by Yadkin, and reasonably acceptable to Vantage and Piedmont (the “Exchange Agent”) to mail to the former holders of Vantage Common Stock and Piedmont Common Stock appropriate transmittal materials which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing the Vantage Common Stock and Piedmont Common Stock, as applicable, shall pass, only upon proper delivery of such certificates to the Exchange Agent. After the Effective Time, each holder of Vantage Common Stock and Piedmont Common Stock, as applicable, issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the Vantage Common Stock Merger Consideration or the Piedmont Merger Consideration, as applicable, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 2.2 of this Agreement. The Exchange Agent shall not be obligated to deliver the consideration to which any former holder of Vantage Common Stock or Piedmont Common Stock is entitled as a result of the Vantage Merger or the Piedmont Merger until such holder surrenders his or her certificate or certificates representing the Vantage Common Stock and Piedmont Common Stock, as applicable, for exchange as provided in this Section 2.1. The certificate or certificates of Vantage Common Stock and Piedmont Common Stock, as applicable, so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of the Vantage Common Stock and Piedmont Common Stock, as applicable, for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law. Notwithstanding anything to the contrary contained in this Agreement, no certificates representing fractional shares of Yadkin Common Stock shall be issued upon the surrender for exchange of the Vantage Common Stock and Piedmont Common Stock, as applicable, and such fractional Yadkin Common Stock interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation. Each holder of Vantage Common Stock and Piedmont Common Stock, as applicable, who would otherwise be entitled to receive a fractional share of Yadkin Common Stock shall instead receive an amount of cash, without interest, equal to the product obtained by multiplying (a) the fractional share of Yadkin Common Stock to which such holder (after taking into account all Vantage Common Stock and Piedmont Common Stock, as applicable, held at the Effective Time by such holder) would otherwise be entitled by (b) the closing price of Yadkin Common Stock on the date immediately prior to the Effective Time. A holder of Vantage Common Stock and Piedmont Common Stock, as applicable, whose certificate or certificates have been lost, destroyed, stolen or are otherwise missing shall be entitled to receive the Vantage Common Stock Merger Consideration or the Piedmont Merger Consideration, as applicable, and dividends or distributions, and cash in lieu of fractional shares to which such shareholder shall be entitled upon compliance with reasonable conditions imposed by the Surviving Corporation and the Exchange Agent pursuant to applicable law and as required in accordance with the Surviving Corporation’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

2.2 Rights of Former Vantage and Piedmont Stockholders. At the Effective Time, the stock transfer books of Vantage and Piedmont shall be closed as to holders of Vantage Common Stock and Piedmont Common Stock, as applicable, and no transfer of Vantage Common Stock and Piedmont Common Stock, as applicable, by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.1 of this Agreement, each certificate theretofore representing shares of Vantage Common Stock and Piedmont Common Stock (other than certificates representing Dissenter Shares), as applicable, shall from and after the Effective Time represent for all purposes only the right to receive the Vantage Common Stock Merger Consideration or the Piedmont Merger Consideration, as applicable, in exchange therefor. To the extent permitted by law, former holders of record of Vantage Common Stock and Piedmont Common Stock (other than holders of Dissenter Shares) shall be entitled to vote after the Effective Time at any meeting of Yadkin shareholders the number of whole shares of Yadkin Common Stock into which their respective shares of Vantage Common Stock and Piedmont Common Stock, as applicable, are converted, regardless of whether such holders have exchanged their certificates representing Vantage Common Stock and Piedmont Common Stock, as applicable, for certificates representing Yadkin Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Yadkin on the Yadkin Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Vantage Common Stock or Piedmont Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Vantage Common Stock and Piedmont Common Stock (other than certificates representing Dissenter Shares), as applicable, issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 2.1 of this Agreement. However, upon surrender of such certificate of Vantage Common Stock and Piedmont Common Stock, as applicable, the Yadkin Common Stock certificate, together with all such undelivered dividends or other distributions without interest, shall be delivered and paid with respect to each share represented by such certificate.

2.3 Piedmont Contingent Shares Merger Consideration. Any Piedmont Contingent Shares Merger Consideration paid hereunder shall be treated as comprised of two components, a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Reg. § 1.483-4(b) example (2) using the 3-month test rate of interest provided for in Reg. § 1.1274-4(a)(1)(ii) employing the semi-annual compounding period. As to each such contingent stock payment made to each Piedmont Stockholder, shares representing the principal component (with a value equal to the principal component) and shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.

2.4 Dissenting Shareholders. Any holder of shares of Piedmont Common Stock who perfects such holder’s dissenters’ rights in accordance with and as contemplated by Section 262 of the DGCL shall be entitled to receive from Yadkin, in lieu of the Piedmont Merger Consideration, the value of such shares as to which dissenters’ rights have been perfected in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such Law, and surrendered to Yadkin the certificate or certificates representing the shares for which payment is being made. In the event that, after the Effective Time, a dissenting shareholder of Piedmont fails to perfect, or effectively withdraws or loses such holder’s right to appraisal of and payment for such holder’s Dissenter Shares, the Surviving Corporation shall deliver to such holder of shares of Piedmont Common Stock the Piedmont Merger Consideration in respect of such shares upon surrender by such holder of the certificate or certificates representing such shares of Piedmont Common Stock held by such holder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF YADKIN

Except as disclosed in the disclosure schedule (the “Yadkin Disclosure Schedule”) delivered by Yadkin to Vantage before the execution of this Agreement, Yadkin, and to the extent applicable, each Subsidiary of Yadkin, hereby represents and warrants to Vantage and Piedmont as follows:

3.1 Corporate Organization.

(a) Yadkin is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina. Yadkin has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Yadkin is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the articles of incorporation of Yadkin, as amended (the “Yadkin Articles”), and the bylaws of Yadkin (the “Yadkin Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Vantage. Yadkin Bank is incorporated under the laws of the State of North Carolina.

(c) Each of Yadkin’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Yadkin Subsidiary, copies of which have previously been made available to Vantage, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either Party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Yadkin Subsidiary” and “Vantage Subsidiary” shall mean any direct or indirect Subsidiary of Yadkin or Vantage, respectively.

(d) The deposit accounts of Yadkin Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

3.2 Capitalization.

(a) The authorized capital stock of Yadkin consists of 33,333,333 shares of common stock, of which, as of the date of this Agreement (the “Yadkin Capitalization Date”), 13,728,989 shares of Yadkin Common Stock were issued and outstanding and 654,997 shares of Non-Voting Common Stock (the “Yadkin Non-Voting Common Stock”), and 1,000,000 shares of preferred stock (the “Yadkin Preferred Stock”), of which, as of the Yadkin Capitalization Date, 24,158 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series T, no par value, stated liquidation amount $1,000 per share (the “Yadkin Series T Preferred Stock”) were issued and outstanding and 4,247 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series T-ACB, no par value, stated liquidation amount $1,000 per share, of Yadkin (the “Yadkin Series T-ACB Preferred Stock”) were issued and outstanding. As of the Yadkin Capitalization Date, no shares of Yadkin Common Stock or Yadkin Preferred Stock were reserved for issuance, except for 51,673 shares of Yadkin Common Stock underlying options currently outstanding; 315,998 shares of Yadkin Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to the Yadkin Stock Plans; and 654,997 shares of Yadkin Common Stock reserved for issuance in connection with the conversion of the Yadkin Non-Voting Common Stock. The Yadkin Common Stock and the Yadkin Preferred Stock are sometimes collectively referred to herein as the “Yadkin Capital Stock.” All of the issued and outstanding shares of Yadkin Capital Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Yadkin having the right to vote on any matters on which its shareholders may vote are issued or outstanding. Except as set forth in Section 3.2(a) of the Yadkin Disclosure Schedule, as of the date of this Agreement, except pursuant to this Agreement, including with respect to the Yadkin Stock Plans as set forth herein, Yadkin does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Yadkin Capital, or any other equity securities of Yadkin or any securities representing the right to purchase or otherwise receive any shares of Yadkin Capital Stock, or other equity securities of Yadkin. As of the date of this Agreement, there are no contractual obligations of Yadkin or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Yadkin or any equity security of Yadkin or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Yadkin or its Subsidiaries or (ii) pursuant to which Yadkin or any of its Subsidiaries is or could be required to register shares of Yadkin capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). The shares of Yadkin Common Stock to be issued pursuant to the Mergers will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as set forth on Section 3.2(a) of the Yadkin Disclosure Schedule, no options or other equity-based awards are outstanding as of the Yadkin Capitalization Date. Except as set forth on Section 3.2(a) of the Yadkin Disclosure Schedule, since December 31, 2012 through the date hereof, Yadkin has not (A) issued or repurchased any shares of Yadkin Capital Stock, or other equity securities of Yadkin or (B) issued or awarded any options, restricted shares or any other equity-based awards under the Yadkin Stock Plans.

(b) Section 3.2(b) of the Yadkin Disclosure Schedule sets forth each Subsidiary of Yadkin. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Yadkin are owned by Yadkin, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No such Yadkin Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 3.2(c) of the Yadkin Disclosure Schedule sets forth Yadkin’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Yadkin, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

(d) Section 3.2(d) of the Yadkin Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Yadkin Common Stock and Yadkin Non-Voting Common Stock issued under the Yadkin Stock Plans, the number of shares of Yadkin Common Stock and Yadkin Non-Voting Common Stock subject to outstanding awards granted under the Yadkin Stock Plans and the number of shares of Yadkin Common Stock and Yadkin Non-Voting Common Stock reserved for future issuance under the Yadkin Stock Plans; (ii) all outstanding awards granted under the Yadkin Stock Plans, indicating with respect to each such award the name of the holder thereof, the number of shares of Yadkin Common Stock or Yadkin Non-Voting Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Yadkin Common Stock or Yadkin Non-Voting Common Stock subject to such warrant and the exercise price thereof. Yadkin has provided to Vantage complete and accurate copies of the Yadkin Stock Plans and the forms of all award agreements related thereto and copies of all warrants.

3.3 Authority; No Violation.

(a) Yadkin has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly authorized and approved by the Yadkin Board. The Yadkin Board has determined that the Mergers, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Yadkin and its shareholders, and that the Agreement and the transactions contemplated hereby are at a price and terms that are fair to and in the best interest of the Yadkin and its shareholders. The Yadkin Board has directed that the Mergers, on substantially the terms and conditions set forth in this Agreement, be submitted to Yadkin’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that Yadkin’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Yadkin Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Yadkin are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Yadkin and (assuming due authorization, execution and delivery by Vantage) constitutes the valid and binding obligation of Yadkin, enforceable against Yadkin in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Yadkin nor the consummation by Yadkin of the transactions contemplated hereby, nor compliance by Yadkin with any of the terms or provisions of this Agreement, will (i) assuming that shareholder approval referred to in Section 3.3(a) has been obtained, violate any provision of the Yadkin Articles or the Yadkin Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Yadkin, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Yadkin or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Yadkin or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act, as amended, (b) the filing of any required applications, filings or notices with the FDIC and any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (c) the filing with the SEC of a registration statement on Form S-4 (the “Form S-4”), and declaration of effectiveness of the Form S-4; (d) the filing of the Certificates of Merger with the Delaware Secretary of State and the North Carolina Secretary of State pursuant to the DGCL and NCBCA, (e) the filing of the Bank Merger Certificates, and (f) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), the New York Stock Exchange, or that are required under consumer finance, mortgage banking and other similar laws, if any, (g) notices or filings under the HSR Act, if any, and (h) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Yadkin Common Stock pursuant to this Agreement (all such approvals in this Section 3.4, the “Yadkin Requisite Regulatory Approvals”), no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Yadkin of the Mergers and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Yadkin of this Agreement.

3.5 Reports; Regulatory Matters.

(a) Yadkin and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any state insurance commission or other state regulatory authority, (iv) any foreign regulatory authority, (v) any SRO and (vi) the Securities and Exchange Commission (“SEC”) (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Yadkin and its Subsidiaries, or as disclosed in the Yadkin SEC Reports, no Regulatory Agency or Governmental Entity has initiated since January 1, 2012 or has pending any proceeding, enforcement action or, to the knowledge of Yadkin, investigation into the business, disclosures or operations of Yadkin or any of its Subsidiaries. Since January 1, 2012, except as disclosed in the Yadkin SEC Reports, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Yadkin, investigation into the business, disclosures or operations of Yadkin or any of its Subsidiaries. Except as set forth on Section 3.5(a) of the Yadkin Disclosure Schedule, Yadkin and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Yadkin or any of its Subsidiaries. Since January 1, 2012, there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Yadkin or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Yadkin’s ordinary course of business or as disclosed in the Yadkin SEC Reports).

(b) Except as disclosed in the Yadkin SEC Reports or as set forth on Section 3.5(b) of the Yadkin Disclosure Schedule, neither Yadkin nor any of its Subsidiaries is subject to any cease-and desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2012 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2012 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Yadkin Regulatory Agreement”), nor has Yadkin or any of its Subsidiaries been advised since January 1, 2012 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Yadkin Regulatory Agreement.

(c) Yadkin has made available to Vantage an accurate and complete copy of each registration statement, prospectus, report schedule, information statement, and proxy statement filed with or furnished to the SEC by Yadkin pursuant to the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”) and before the date of this Agreement (the “Yadkin SEC Reports”). No such Yadkin SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective effective or filed dates, all Yadkin SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, with respect thereto.

(d) Since January 1, 2012, Yadkin, and each of its officers and directors, have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, including, without limitation, Section 404 thereof, and the rules and regulations promulgated thereunder, and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e) Yadkin has not received notice in writing from the SEC that either Yadkin itself or any of the Yadkin SEC Reports is the subject of any ongoing review by the SEC or of any outstanding SEC investigation (whether formal or informal, including but not limited to a voluntary document request), and as of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Yadkin SEC Reports. Yadkin has made available to Vantage correct and complete copies of all material correspondence between the SEC, on the one hand, and Yadkin and any of its Subsidiaries, on the other hand, occurring since December 31, 2012 and prior to the date hereof.

(f) Neither Yadkin nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Yadkin or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Yadkin or any of its Subsidiaries in Yadkin’s consolidated financial statements.

(g) Yadkin has made available to Vantage a complete and correct copy of any amendments or modifications to any agreements, reports or schedules which previously had been filed by Yadkin with the SEC pursuant to the Securities Act or the Exchange Act, which amendments or modifications have not yet been filed with the SEC but which are required to be filed.

3.6 Financial Statements.

(a) Since January 1, 2010, the financial statements of Yadkin and its Subsidiaries included (or incorporated by reference) in the Yadkin SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Yadkin and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Yadkin and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Yadkin and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Dixon Hughes Goodman LLP has served as independent registered public accountant for Yadkin or its bank Subsidiary, as applicable, for all periods covered in the Yadkin SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Yadkin or its bank Subsidiary, as applicable, as a result of or in connection with any disagreements with Yadkin or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Yadkin nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Yadkin included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2013 or in connection with this Agreement and the transactions contemplated hereby.

(c) Since September 30, 2013, (i) through the date hereof, neither Yadkin nor any of its Subsidiaries nor, to the knowledge of the officers of Yadkin, any director, officer, employee, auditor, accountant or representative of Yadkin or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Yadkin or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Yadkin or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney or auditor representing Yadkin or any of its Subsidiaries, whether or not employed by Yadkin or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Yadkin or any of its officers, directors, employees or agents to the Board of Directors of Yadkin or any committee thereof or to any director or officer of Yadkin.

(d) Yadkin and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Yadkin and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of Yadkin, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Yadkin’s and its Subsidiaries’ assets that could have a material effect on Yadkin’s financial statements.

(e) Yadkin’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Yadkin in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Yadkin’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Yadkin required under the Exchange Act with respect to such reports. Yadkin has disclosed, based on its most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, to Yadkin’s auditors and the audit committee of the board of directors of Yadkin and on Section 3.6(e) of the Yadkin Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect Yadkin’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Yadkin’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(f) Each of Yadkin’s principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to its SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Yadkin is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Broker’s Fees. Neither Yadkin nor any Yadkin Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Yadkin Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Vantage.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2013, except as disclosed in the Yadkin SEC Reports, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate with all other events, a Material Adverse Effect on Yadkin. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Vantage, Piedmont, Yadkin or the Surviving Corporation, as the case may be, any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations, financial condition or management team of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a Material Adverse Effect shall not be deemed to include any adverse event, change or effect to the extent arising from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or Governmental Entities, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States or (D) the direct effects of compliance with this Agreement on the operating performance of Yadkin and its Subsidiaries) or (ii) materially impairs or would be reasonably likely to materially impair the ability of such Party to timely consummate the transactions contemplated by this Agreement.

(b) Other than as set forth on Section 3.8(b) of the Yadkin Disclosure Schedule, since September 30, 2013, through and including the date of this Agreement, Yadkin and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Except as set forth on Section 3.8(c) of the Yadkin Disclosure Schedule, since September 30, 2013, neither Yadkin nor any of its Subsidiaries has (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2012, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11(a) of the Yadkin Disclosure Schedule, as in effect as of the date hereof), obligated itself to pay or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Yadkin Common Stock, any restricted, performance or fully vested shares of Yadkin Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Yadkin or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Yadkin Benefit Plan, except as required by applicable laws, or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

3.9 Legal Proceedings.

(a) Except as disclosed on Section 3.9(a) of the Yadkin Disclosure Schedule, neither Yadkin nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Yadkin’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Yadkin or any of its Subsidiaries, including, without limitation any lender liability claims, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9(a) of the Yadkin Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Yadkin.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Yadkin, any of its Subsidiaries or the assets of Yadkin or any of its Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Each of Yadkin and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Yadkin and its Subsidiaries are not subject to any ongoing or unresolved examination or audit by the Internal Revenue Service (“IRS”). There are no material disputes pending, or claims asserted, for Taxes or assessments upon Yadkin or any of its Subsidiaries for which Yadkin does not have reserves that are adequate under GAAP. Neither Yadkin nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Yadkin and its Subsidiaries). Within the past five years, neither Yadkin nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Yadkin nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Yadkin or any of its Subsidiaries. Neither Yadkin nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither Yadkin nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Mergers from qualifying as reorganizations under Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, bank, estimated, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat, unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup-withholding, value-added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c) As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Yadkin or any of its Subsidiaries.

3.11 Employee Matters.

(a) Section 3.11(a) of the Yadkin Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten or subject to ERISA, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Yadkin or any of its ERISA Affiliates (as defined herein) entered into, maintained or contributed to by Yadkin or any of its ERISA Affiliates or to which Yadkin or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Yadkin Benefit Plans”). For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes Yadkin or any of its Subsidiaries. No other Yadkin Benefit Plan exists.

(b) With respect to each Yadkin Benefit Plan, Yadkin has made available to Vantage true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Yadkin Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Yadkin Benefit Plan; and (ix) a list of each person who has options to purchase Yadkin Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Yadkin or any of its Subsidiaries, noting for each person the number of options, units and other awards available and the strike price, if any, associated therewith. Section 3.11(b) of the Yadkin Disclosure Schedule sets forth as of December 31, 2013 the accrued liability for any such plans, programs and arrangements.

(c) With respect to each Yadkin Benefit Plan:

(i) each Yadkin Benefit Plan is being and has been administered in all respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Yadkin Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Yadkin Benefit Plan, and each Yadkin Benefit Plan;

(ii) each Yadkin Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, to the knowledge of Yadkin, no fact, circumstance or event has occurred since the date of such determination letter or exists that would reasonably be expected to adversely affect the qualified status of any such Yadkin Benefit Plan;

(iii) either an application for a new determination letter was filed by the end of such Yadkin Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure 2005-66 or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied or the applicable plan is eligible to rely on an IRS opinion letter relating to a volume submitter document;

(iv) each Yadkin Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 3.11(c)(iv) of the Yadkin Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any supplemental executive retirement plans (the “SERPs”) and (C) an analysis of the cash surrender value of the split-dollar insurance policies held pursuant to the SERPs. Any trust agreement supporting such plan has been provided as described in Section 3.11(b)(iii);

(v) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Yadkin’s or any ERISA Affiliate’s knowledge, is anticipated against any of the Yadkin Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Yadkin (including any Subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Yadkin Benefit Plans;

(vi) all contributions, premiums and other payments required to be made with respect to any Yadkin Benefit Plan have been made on or before their due dates under applicable law and the terms of such Yadkin Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Yadkin Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Yadkin for the fiscal year ended December 31, 2012 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2012;

(vii) except as set forth on Section 3.11(c)(vii) of the Yadkin Disclosure Schedule, no Yadkin Benefit Plan is under, and Yadkin (including any Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(viii) no Yadkin Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Yadkin Benefit Plan that is funded in whole or in part through an insurance policy, neither Yadkin (including any Subsidiary thereof) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix) all reports and disclosures relating to each Yadkin Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Yadkin Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x) except as set forth on Section 3.11(c)(x) of the Yadkin Disclosure Schedule, neither the execution, delivery or performance of this Agreement by Yadkin nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Yadkin to make a larger contribution to, or pay greater benefits or provide other rights under, any Yadkin Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Yadkin Benefit Plan or (C) conflict with the terms of any Yadkin Benefit Plan;

(xi) all obligations of Yadkin, each Subsidiary and ERISA Affiliate and each fiduciary under each Yadkin Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(xii) to the knowledge of Yadkin, Yadkin and each Subsidiary and ERISA Affiliate of Yadkin, as applicable, has maintained in all material respects all employee data necessary to administer each Yadkin Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii) except as disclosed on Section 3.11(c)(xiii) of the Yadkin Disclosure Schedule, no Yadkin Benefit Plan provides for any gross-up payment associated with any Taxes.

(d) No Yadkin Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither Yadkin nor any of its Subsidiaries or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither Yadkin nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Yadkin Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Yadkin or any of its Subsidiaries or ERISA Affiliates.

(e) Except as otherwise provided in this Agreement or as disclosed on Section 3.11(e) of the Yadkin Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Yadkin or any of its Subsidiaries or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f) Neither Yadkin, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) and, to the knowledge of Yadkin, any trustee or administrator of any Yadkin Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in

Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. All “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Yadkin Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA. Yadkin and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Yadkin Benefit Plans.

(g) No payment made or to be made in respect of any employee or former employee of Yadkin or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h) With respect to Yadkin and each of its Subsidiaries:

(i) Neither Yadkin nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Yadkin or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Yadkin, threatened and neither Yadkin nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

(ii) Neither Yadkin nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii) Each of Yadkin and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(iv) Neither Yadkin nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v) To the knowledge of Yadkin, no executive of Yadkin or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi) Section 3.11(h)(vi) of the Yadkin Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Yadkin and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; Yadkin or expected bonus; and Yadkin’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i) Section 3.11(i) of the Yadkin Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, non-solicitation, noninterference, nondisclosure and similar agreements between Yadkin or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Vantage. Each of the agreements set forth on Section 3.11(i) of the Yadkin Disclosure Schedule is valid and binding and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(j) Except as disclosed in Section 3.11(j) of the Yadkin Disclosure Schedule (which shall contain the actual value of the obligations of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Yadkin nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k) Neither Yadkin nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l) Any individual who performs services for Yadkin or any of Yadkin’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Yadkin or any of Yadkin’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Yadkin Benefit Plan purposes.

(m) (i) Each Yadkin Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since its date of inception in good faith compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”) and has been since January 1, 2010, in documentary compliance with the applicable provisions of Section 409A; (ii) neither Yadkin nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Yadkin Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Yadkin Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1 (a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Yadkin Benefit Plan to Section 409A.

3.12 Compliance with Applicable Law.

(a) Except as set forth on Section 3.12(a) of the Yadkin Disclosure Schedule, Yadkin and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Yadkin or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Yadkin nor any Yadkin Subsidiary acts, or has acted since January 1, 2010, as a fiduciary for any person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b) Section 3.12(b) of the Yadkin Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Yadkin or entities controlled by executive officers and directors of Yadkin who have outstanding loans from Yadkin or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

3.13 Certain Contracts.

(a) Except as otherwise provided in this Agreement or as disclosed on Section 3.13(a) of the Yadkin Disclosure Schedule, neither Yadkin nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Yadkin, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Yadkin or any Subsidiary thereof, (iii) that is a contract material to the business of Yadkin to be performed after the date of this Agreement, (iv) that materially restricts the conduct of any line of business, or the area in which such business is conducted, by Yadkin or, to the knowledge of Yadkin, upon consummation of the Mergers will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Yadkin Disclosure Schedule, is referred to as a “Yadkin Contract,” and neither Yadkin nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Yadkin Contract by any of the other parties thereto.

(b) (i) Each Yadkin Contract is valid and binding on Yadkin or its applicable Subsidiary and is in full force and effect, (ii) Yadkin and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Yadkin Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Yadkin or any of its Subsidiaries under any such Yadkin Contract.

3.14 Risk Management Instruments.

(a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b) All Derivative Transactions, whether entered into for the account of Yadkin or any of its Subsidiaries or for the account of a customer of Yadkin or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Yadkin and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Yadkin or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Yadkin and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Yadkin’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on Yadkin, each of Yadkin and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Yadkin or its Subsidiaries. Such securities and commodities are valued on the books of Yadkin in accordance with GAAP in all material respects.

(b) Yadkin and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that Yadkin believes are prudent and reasonable in the context of such businesses. Before the date hereof, Yadkin has made available to Vantage in writing the material Policies, Practices and Procedures.

3.16 Loan Portfolio.

(a) Section 3.16(a) of the Yadkin Disclosure Schedule sets forth, as of December 31, 2013 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Yadkin or its Subsidiaries (collectively, “Yadkin Loans”), other than “nonaccrual” Yadkin Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Yadkin Loans, (iii) a summary of all Yadkin Loans designated as of such date by Yadkin as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Yadkin Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Yadkin Loans by category and the amount of specific reserves with respect to each such category of Yadkin Loans and (iv) each asset of Yadkin or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Yadkin Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Yadkin Loans originated by Yadkin or its Subsidiaries, and all such Yadkin Loans purchased by Yadkin or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Yadkin Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Yadkin or its Subsidiaries have complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Yadkin Loans.

(c) Since September 30, 2013, none of the Yadkin Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Yadkin and its Subsidiaries on a consolidated basis; to Yadkin’s knowledge and in light of each of the Yadkin Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the Yadkin SEC Reports were, on the respective dates thereof, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

3.17 Property. Yadkin or one of its Subsidiaries (a) has fee simple title to all the real property assets reflected in the latest audited balance sheet included in the Yadkin SEC Reports as being owned by Yadkin or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Yadkin Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Yadkin on the date hereof or otherwise materially impair business operations at such properties, as conducted by Yadkin on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used on the date hereof (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Yadkin SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Yadkin Leased Properties” and, collectively with the Yadkin Owned Properties, the “Yadkin Real Property”), free and clear of all Liens of any nature whatsoever encumbering Yadkin’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Yadkin or one of its Subsidiaries or, to Yadkin’s knowledge, the lessor. The Yadkin Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Yadkin Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the knowledge of Yadkin, threatened condemnation proceedings against the Yadkin Real Property. Yadkin and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Yadkin Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

Yadkin currently maintains insurance on all its property, including the Yadkin Real Property, in amounts, scope and coverage reasonably necessary for its operations. Yadkin has not received any notice of termination, nonrenewal or material premium adjustment for such policies.

3.18 Insurance. Yadkin and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Yadkin and its Subsidiaries. Yadkin has a true and complete list of all insurance policies applicable and available to Yadkin and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for Yadkin or any of its Subsidiaries (the “Yadkin Policies”) and has provided true and complete copies of all such Yadkin Policies to Vantage. Except as set forth in Section 3.18 of the Yadkin Disclosure Schedule, there is no claim for coverage by Yadkin or any of its Subsidiaries pending under any of such Yadkin Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Yadkin Policies or in respect of which such underwriters have reserved their rights. Each Yadkin Policy is in full force and effect and all premiums payable by Yadkin or any of its Subsidiaries have been timely paid, by Yadkin or its Subsidiaries, as applicable. To the knowledge of the Yadkin, neither Yadkin nor any of its Subsidiaries have received written notice of any threatened termination of, material premium increase with respect to, lapse of coverage under, or material alteration of coverage under, any of such Yadkin Policies. To the best of Yadkin’s knowledge, no Yadkin Policy has been issued by a company that is rated less than “A-” by A.M. Best & Co.

3.19 Intellectual Property. Yadkin and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with Yadkin’s Intellectual Property have been paid. The use of any Intellectual Property by Yadkin and its Subsidiaries does not, to the knowledge of Yadkin, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Yadkin or any Subsidiary acquired the right to use any Intellectual Property. To Yadkin’s knowledge, no person is challenging, infringing on or otherwise violating any right of Yadkin or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Yadkin or its Subsidiaries. Neither Yadkin nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Yadkin and its Subsidiaries and, to Yadkin’s knowledge, no Intellectual Property owned and/or licensed by

Yadkin or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.20 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any material liability or obligation of Yadkin or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to Yadkin’s knowledge, threatened against Yadkin or any of its Subsidiaries. To the knowledge of Yadkin, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any material liability or obligation on the part of Yadkin or any of its Subsidiaries. Neither Yadkin nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. Each of Yadkin and its Subsidiaries, and, to Yadkin’s knowledge (except as set forth in written third-party environmental reports included in the relevant loan documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an affiliate of Yadkin), any property in which Yadkin or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

3.21 Leases. Section 3.21 of the Yadkin Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $25,000 to which Yadkin or any Subsidiary is a party and (b) a list of each parcel of real property leased by Yadkin or any of its Subsidiaries together with the current annual rent (each, a “Yadkin Property Lease”). Each Yadkin Property Lease is valid and binding on Yadkin or its applicable

Subsidiary and is in full force and effect. Yadkin and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Yadkin Property Lease. Neither Yadkin nor any of its Subsidiaries is in material default under any Yadkin Property Lease.

3.22 Privacy of Customer Information. Yadkin is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Vantage pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.22, “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Yadkin nor the Yadkin Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Yadkin, the transfer of such IIPI to Vantage, and the use of such IIPI by Vantage as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. In accordance with the requirements of the Gramm-Leach-Bliley Act, and the regulations promulgated thereunder, Yadkin and Yadkin Bank (i) maintain the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of such records; and (iii) protect against unauthorized access to or use of such records or information, which could result in substantial harm or inconvenience to any customer.

3.23 Bank Secrecy Act; Patriot Act; Money Laundering. Neither Yadkin nor any Yadkin Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Yadkin or the Yadkin Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Part 103) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Board of Directors of Yadkin and its Subsidiaries has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

3.24 CRA Compliance. Neither Yadkin nor any Yadkin Subsidiary has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder. As of the date hereof, Yadkin and Yadkin Bank are “well-capitalized” (as that term is defined at 12 C.F.R. 225.2(r) or the relevant regulation of Yadkin’s or Yadkin Bank’s primary federal regulator), “well managed” (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of Yadkin’s or Yadkin Bank’s primary federal bank regulator) and its and each Yadkin Subsidiary’s most recent examination rating under the CRA was “satisfactory” or better. Yadkin knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Yadkin or any Yadkin Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Yadkin or any Yadkin Subsidiary to decrease below the “satisfactory” level.

3.25 State Takeover Laws. The Yadkin Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.

3.26 Reorganization; Approvals. Except as set forth on Section 3.26 of the Yadkin Disclosure Schedule, as of the date of this Agreement, Yadkin (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as “reorganizations” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.27 Transactions with Affiliates. All “covered transactions” between Yadkin and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

3.28 Opinion of Financial Advisor. Before the execution of this Agreement, the Yadkin Board has received an opinion from Keefe, Bruyette & Woods, Inc. to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the effective exchange ratio of 0.3125 shares of Yadkin Common Stock for each share of Vantage Common Stock issued and outstanding immediately prior to the Effective Time is fair to Yadkin from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.29 Disaster Recovery and Business Continuity. Yadkin has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect Yadkin’s customers, assets, or employees. To the best of Yadkin’s knowledge, such program ensures that Yadkin and Yadkin Bank can recover its mission critical functions, and complying with the requirements of the Federal Financial Institutions Examination Council (“FFIEC”), the SEC, and the FDIC.

3.30 Yadkin Information. The information relating to Yadkin and its Subsidiaries that is provided by Yadkin or its representatives for inclusion in the Joint Proxy Statements, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VANTAGE

Except as disclosed in the disclosure schedule (the “Vantage Disclosure Schedule”) delivered by Vantage to Yadkin before the execution of this Agreement, Vantage, and to the extent applicable, each Subsidiary of Vantage, hereby represents and warrants to Yadkin as follows:

4.1 Corporate Organization.

(a) Vantage is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Vantage has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Vantage is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the certificate of incorporation of Vantage, as amended (the “Vantage Certificate”) and Bylaws of Vantage, as amended (the “Vantage Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Yadkin. Vantage Bank is incorporated under the laws of the State of North Carolina.

(c) Each Vantage Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Vantage Subsidiary, copies of which have previously been made available to Yadkin, are true, complete and correct copies of such documents as of the date of this Agreement.

(d) The deposit accounts of Vantage Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

4.2 Capitalization.

(a) The authorized capital stock of Vantage consists of 75,000,000 shares of Vantage Common Stock, of which, as of the date of this Agreement (the “Vantage Capitalization Date”), 46,048,743 shares were issued and outstanding, and 5,000,000 shares of preferred stock, (the “Vantage Preferred Stock”), of which, as of the Vantage Capitalization Date, 24,900 shares of Vantage Series A Preferred Stock and 17,949 shares of Vantage Series B Preferred Stock were issued and outstanding. As of the Vantage Capitalization Date, no shares of Vantage Common Stock or Vantage Preferred Stock were reserved for issuance, except for 149,635 shares of

Vantage Common Stock underlying options currently outstanding; 293,921 shares of Vantage Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards (of which no shares have been approved for issuance in the form of performance-based restricted stock grants), in each case reserved for issuance pursuant to employee and director stock plans of Vantage in effect as of the date of this Agreement (the “Vantage Stock Plans”); and 1,348,398.2 shares of Vantage Common Stock reserved for issuance in connection with warrants granted to the Treasury Department. All of the issued and outstanding shares of Vantage Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Vantage having the right to vote on any matters on which its stockholders may vote are issued or outstanding. Except as set forth in Section 4.2(a) of the Vantage Disclosure Schedule, as of the Vantage Capitalization Date, except pursuant to this Agreement, including with respect to the Vantage Stock Plans as set forth herein, Vantage does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Vantage Common Stock, Vantage Preferred Stock, or any other equity securities of Vantage or any securities representing the right to purchase or otherwise receive any shares of Vantage Common Stock, Vantage Preferred Stock, or other equity securities of Vantage. As of the date of this Agreement, there are no contractual obligations of Vantage or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Vantage or any equity security of Vantage or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Vantage or its Subsidiaries or (ii) pursuant to which Vantage or any of its Subsidiaries is or could be required to register shares of Vantage capital stock or other securities under the Securities Act. Other than as set forth on Section 4.2(a) of the Vantage Disclosure Schedule, no options or other equity-based awards are outstanding as of the Vantage Capitalization Date. Except as set forth on Section 4.2(a) of the Vantage Disclosure Schedule, since December 31, 2012 through the date hereof, Vantage has not (A) issued or repurchased any shares of Vantage capital stock, or other equity securities of Vantage or (B) issued or awarded any options, restricted shares or any other equity-based awards under the Vantage Stock Plans.

(b) Section 4.2(b) of the Vantage Disclosure Schedule sets forth each Subsidiary of Vantage. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Vantage are owned by Vantage, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No such Vantage Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 4.2(c) of the Vantage Disclosure Schedule sets forth Vantage’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Vantage, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

(d) Section 4.2(d) of the Vantage Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Vantage Common Stock issued under the Vantage Stock Plans, the number of shares of Vantage Common Stock subject to outstanding awards granted under the Vantage Stock Plans and the number of shares of Vantage Common Stock reserved for future issuance under the Vantage Stock Plans; (ii) all outstanding awards granted under the Vantage Stock Plans, indicating with respect to each such award the name of the holder thereof, the number of shares of Vantage Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Vantage Common Stock subject to such warrant and the exercise price thereof. Vantage has provided to Yadkin complete and accurate copies of the Vantage Stock Plans and the forms of all award agreements related thereto, along with copies of all warrants.

4.3 Authority; No Violation.

(a) Vantage has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly authorized and approved by the Vantage Board. The Vantage Board has determined that the Vantage Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Vantage and its stockholders, and that the Agreement and the transactions contemplated hereby are at a price and terms that are fair to and in the best interest of Vantage and its stockholders. The Vantage Board has directed that the Vantage Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Vantage’s stockholders for consideration at a duly held meeting of such stockholders and has recommended that Vantage’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Vantage Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Vantage are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Vantage and (assuming due authorization, execution and delivery by Yadkin) constitutes the valid and binding obligation of Vantage, enforceable against Vantage in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Vantage, nor the consummation by Vantage of the transactions contemplated hereby, nor compliance by Vantage with any of the terms or provisions of this Agreement, will (i) assuming that stockholder approval referred to in Section 4.3(a) has been obtained, violate any provision of the Vantage Certificate or the Vantage Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Vantage, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Vantage or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Vantage or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, as amended, and the Federal Reserve Act, as amended, and approval of such applications and notices, (b) the Other Regulatory Approvals, (c)the filing of the Certificates of Merger with the Delaware Secretary of State and the North Carolina Secretary of State pursuant to the DGCL and NCBCA, (d) the filing of the Bank Merger Certificates, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, and the rules and regulations of the NYSE MKT (“NYSE MKT”), or that are required under consumer finance, mortgage banking and other similar laws, if any, all such approvals in this Section 4.4 (the “Vantage Requisite Regulatory Approvals”), no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Vantage of the Vantage Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Vantage of this Agreement.

4.5 Reports; Regulatory Matters.

(a) Except as set forth on Section 4.5 of the Vantage Disclosure Schedule, Vantage and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Vantage and its Subsidiaries, or as disclosed in the Vantage SEC Reports, no Regulatory Agency or Governmental Entity has initiated since January 1, 2012 or has pending any proceeding, enforcement action or, to the knowledge of Vantage, investigation into the business, disclosures or operations of Vantage or any of its Subsidiaries. Since January 1, 2012, except as disclosed in the Vantage SEC Reports, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Vantage, investigation into the business, disclosures or operations of Vantage or any of its Subsidiaries. Vantage and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Vantage or any of its Subsidiaries. Since January 1, 2012, there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Vantage or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Vantage’s ordinary course of business or as disclosed in the Vantage SEC Reports).

(b) Except as disclosed in the Vantage SEC Reports, neither Vantage nor any of its Subsidiaries is subject to any cease-and desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2012 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2012 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Vantage Regulatory Agreement”), nor has Vantage or any of its Subsidiaries been advised since January 1, 2012 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Vantage Regulatory Agreement.

(c) Vantage has made available to Yadkin an accurate and complete copy of each registration statement, prospectus, report, schedule, information statement and proxy statement filed with or furnished to the SEC by Vantage pursuant to the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (including the rules and regulations promulgated thereunder) and before the date of this Agreement (the “Vantage SEC Reports”). No such Vantage SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective effective or filed dates, all Vantage SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, with respect thereto.

(d) Since January 1, 2012, Vantage, and each of its officers and directors, have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, including, without limitation, Section 404 thereof and the rules and regulations promulgated thereunder, and (ii) the applicable listing and corporate governance rules and regulations of the NYSE MKT.

(e) Vantage has not received notice in writing from the SEC that either Vantage itself or any of the Vantage SEC Reports is the subject of any ongoing review by the SEC or of any outstanding SEC investigation (whether formal or informal, including but not limited to a voluntary document request), and as of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Vantage SEC Reports. Vantage has made available to Yadkin correct and complete copies of all material correspondence between the SEC, on the one hand, and Vantage and any of its Subsidiaries, on the other hand, occurring since December 31, 2012 and prior to the date hereof.

(f) Neither Vantage nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Vantage or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Vantage or any of its Subsidiaries in the Vantage’s consolidated financial statements.

(g) Vantage has made available to Yadkin a complete and correct copy of any amendments or modifications to any agreements, reports or schedules which previously had been filed by Vantage with the SEC pursuant to the Securities Act or the Exchange Act, which amendments or modifications have not yet been filed with the SEC but which are required to be filed.

4.6 Financial Statements.

(a) Since January 1, 2010, the financial statements of Vantage and its Subsidiaries included (or incorporated by reference) in the Vantage SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Vantage and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Vantage and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Vantage and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Dixon Hughes Goodman LLP has served as independent registered public accountant for Vantage or its bank Subsidiary, as applicable, for all periods covered in the Vantage SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Vantage or its bank Subsidiary, as applicable, as a result of or in connection with any disagreements with Vantage or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Vantage nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Vantage included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2013 or in connection with this Agreement and the transactions contemplated hereby.

(c) Since September 30, 2013, (i) through the date hereof, neither Vantage nor any of its Subsidiaries nor, to the knowledge of the officers of Vantage, any director, officer, employee, auditor, accountant or representative of Vantage or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Vantage or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Vantage or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney or auditor representing Vantage or any of its Subsidiaries, whether or not employed by Vantage or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Vantage or any of its officers, directors, employees or agents to the Board of Directors of Vantage or any committee thereof or to any director or officer of Vantage.

(d) Vantage and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Vantage and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of Vantage, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Vantage’s and its Subsidiaries’ assets that could have a material effect on Vantage’s financial statements.

(e) Vantage’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Vantage in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Vantage’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Vantage required under the Exchange Act with respect to such reports. Vantage has disclosed, based on its most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, to Vantage’s auditors and the audit committee of the board of directors of Vantage and on Section 4.6(e) of the Vantage Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect Vantage’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Vantage’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(f) Each of Vantage’s principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to its SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Vantage is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.7 Broker’s Fees. Neither Vantage nor any Vantage Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Vantage Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Vantage Disclosure Schedule or pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Yadkin.

4.8 Absence of Certain Changes or Events.

(a) Since September 30, 2013, except as disclosed in the Vantage SEC Reports, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on Vantage.

(b) Other than as set forth on Section 4.8(b) of the Vantage Disclosure Schedule, since September 30, 2013 through and including the date of this Agreement, Vantage and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Except as set forth on Section 4.8(c) of the Vantage Disclosure Schedule, since September 30, 2013, neither Vantage nor any of its Subsidiaries has (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2012, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 4.11(a) of the Vantage Disclosure Schedule, as in effect as of the date hereof), obligated itself to pay or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Vantage Common Stock, any restricted, performance or fully vested shares of Vantage Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Vantage or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Vantage Benefit Plan, except as required by applicable laws, or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

4.9 Legal Proceedings.

(a) Except as disclosed on Section 4.9(a) of the Vantage Disclosure Schedule, neither Vantage nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Vantage’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Vantage or any of its Subsidiaries, including, without limitation any lender liability claims, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions, or other governmental or regulatory investigations set forth on Section 4.9(a) of the Vantage Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Vantage.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Vantage, any of its Subsidiaries or the assets of Vantage or any of its Subsidiaries.

4.10 Taxes and Tax Returns. Each of Vantage and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Vantage and its Subsidiaries are not subject to any ongoing or unresolved examination or audit by the IRS. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Vantage or any of its Subsidiaries for which Vantage does not have reserves that are adequate under GAAP. Neither Vantage nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Vantage and its Subsidiaries). Within the past five years, neither Vantage nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Vantage nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Vantage or any of its Subsidiaries. Neither Vantage nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither Vantage nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Vantage Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.11 Employee Matters.

(a) Section 4.11(a) of the Vantage Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in ERISA, whether or not written or unwritten or subject to ERISA, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Vantage or any of its ERISA Affiliates entered into, maintained or contributed to by Vantage or any of its ERISA Affiliates or to which Vantage or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Vantage Benefit Plans”). No other Vantage Benefit Plan exists.

(b) With respect to each Vantage Benefit Plan, Vantage has made available to Yadkin true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Vantage Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Vantage Benefit Plan; and (ix) a list of each person who has options to purchase Vantage Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Vantage or any of its Subsidiaries, noting for each person the number of options, units and other awards available and the strike price, if any, associated therewith. Section 4.11(b) of the Vantage Disclosure Schedule sets forth as of December 31, 2013 the accrued liability for any such plans, programs and arrangements.

(c) With respect to each Vantage Benefit Plan:

(i) each Vantage Benefit Plan is being and has been administered in all respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Vantage Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Vantage Benefit Plan, and each Vantage Benefit Plan;

(ii) each Vantage Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, to the knowledge of Vantage, no fact, circumstance or event has occurred since the date of such determination letter or exists that would reasonably be expected to adversely affect the qualified status of any such Vantage Benefit Plan;

(iii) either an application for a new determination letter was filed by the end of such Vantage Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure 2005-66 or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied;

(iv) each Vantage Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 4.11(c)(iv) of the Vantage Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any SERPs and (C) an analysis of the cash surrender value of the split-dollar insurance policies held pursuant to the SERPs. Any trust agreement supporting such plan has been provided as described in Section 4.11(b)(iii);

(v) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Vantage’s or any ERISA Affiliate’s knowledge, is anticipated against any of the Vantage Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Vantage (including any Subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Vantage Benefit Plans;

(vi) all contributions, premiums and other payments required to be made with respect to any Vantage Benefit Plan have been made on or before their due dates under applicable law and the terms of such Vantage Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Vantage Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Vantage for the fiscal year ended December 31, 2012 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2012;

(vii) no Vantage Benefit Plan is under, and Vantage (including any Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(viii) no Vantage Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Vantage Benefit Plan that is funded in whole or in part through an insurance policy, neither Vantage (including any Subsidiary thereof) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix) all reports and disclosures relating to each Vantage Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Vantage Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x) neither the execution, delivery or performance of this Agreement by Vantage nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Vantage to make a larger contribution to, or pay greater benefits or provide other rights under, any Vantage Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Vantage Benefit Plan or (C) conflict with the terms of any Vantage Benefit Plan;

(xi) all obligations of Vantage, each Subsidiary and ERISA Affiliate and each fiduciary under each Vantage Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and COBRA, including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(xii) to the knowledge of Vantage, Vantage and each Subsidiary and ERISA Affiliate of Vantage, as applicable, has maintained in all material respects all employee data necessary to administer each Vantage Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii) except as disclosed on Section 4.11(c)(xiii) of the Vantage Disclosure Schedule, no Vantage Benefit Plan provides for any gross-up payment associated with any Taxes.

(d) Except as disclosed in Section 4.11(d) of the Vantage Disclosure Schedule, no Vantage Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither Vantage nor any of its Subsidiaries or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither Vantage nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Vantage Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Vantage or any of its Subsidiaries or ERISA Affiliates.

(e) Except as otherwise provided in this Agreement or as disclosed on Section 4.11(e) of the Vantage Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Vantage or any of its Subsidiaries or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f) Neither Vantage, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) and, to the knowledge of Vantage, any trustee or administrator of any Vantage Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in

Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. All “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Vantage Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA. Vantage and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Vantage Benefit Plans.

(g) No payment made or to be made in respect of any employee or former employee of Vantage or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h) With respect to Vantage and each of its Subsidiaries:

(i) Neither Vantage nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Vantage or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Vantage, threatened and neither Vantage nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

(ii) Neither Vantage nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii) Each of Vantage and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(iv) Neither Vantage nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v) To the knowledge of Vantage, no executive of Vantage or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi) Section 4.11(h)(vi) of the Vantage Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Vantage and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; expected bonus; and Vantage’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i) Section 4.11(i) of the Vantage Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, non-solicitation, noninterference, nondisclosure and similar agreements between Vantage or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Yadkin. Each of the agreements set forth on Section 4.11(i) of the Vantage Disclosure Schedule is valid and binding and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(j) Except as disclosed in Section 4.11(j) of the Vantage Disclosure Schedule (which shall contain the actual value of the obligations of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Vantage nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k) Neither Vantage nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l) Any individual who performs services for Vantage or any of Vantage’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Vantage or any of Vantage’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Vantage Benefit Plan purposes.

(m) Each Vantage Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since its date of inception in good faith compliance with Section 409A and has been since January 1, 2010, in documentary compliance with the applicable provisions of Section 409A; (ii) neither Vantage nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Vantage Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Vantage Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1 (a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Vantage Benefit Plan to Section 409A.

4.12 Compliance with Applicable Law.

(a) Vantage and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Vantage or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Vantage nor any Vantage Subsidiary acts, or has acted since January 1, 2012, as a fiduciary for any person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b) Section 4.12(b) of the Vantage Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Vantage or entities controlled by executive officers and directors of Vantage who have outstanding loans from Vantage or its Subsidiaries, and, except as disclosed on Section 4.12(b) of the Vantage Disclosure Schedule, there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

4.13 Certain Contracts.

(a) Except as otherwise provided in this Agreement or as disclosed on Section 4.13(a) of the Vantage Disclosure Schedule, neither Vantage nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or stockholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Vantage, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Vantage or any Subsidiary thereof, (iii) that is a contract material to the business of Vantage to be performed after the date of this Agreement, (iv) that materially restricts the conduct of any line of business, or the area in which such business is conducted, by Vantage or, to the knowledge of Vantage, upon consummation of the Vantage Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not set forth in the Vantage Disclosure Schedule, is referred to as a “Vantage Contract,” and neither Vantage nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Vantage Contract by any of the other parties thereto.

(b) (i) Each Vantage Contract is valid and binding on Vantage or its applicable Subsidiary and is in full force and effect, (ii) Vantage and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Vantage Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Vantage or any of its Subsidiaries under any such Vantage Contract.

4.14 Risk Management Instruments. All Derivative Transactions, whether entered into for the account of Vantage or any of its Subsidiaries or for the account of a customer of Vantage or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Vantage and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Vantage or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Vantage and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Vantage’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on Vantage, each of Vantage and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Vantage or its Subsidiaries. Such securities and commodities are valued on the books of Vantage in accordance with GAAP in all material respects.

(b) Vantage and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with Policies, Practices, and Procedures that Vantage believes are prudent and reasonable in the context of such businesses. Before the date hereof, Vantage has made available to Yadkin in writing the material Policies, Practices and Procedures.

4.16 Loan Portfolio.

(a) Section 4.16(a) of the Vantage Disclosure Schedule sets forth, as of December 31, 2013 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Vantage or its Subsidiaries (collectively, “Vantage Loans”), other than “nonaccrual” Vantage Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Vantage Loans, (iii) a summary of all Vantage Loans designated as of such date by Vantage as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Vantage Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Vantage Loans by category and the amount of specific reserves with respect to each such category of Vantage Loans and (iv) each asset of Vantage or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Vantage Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Vantage Loans originated by Vantage or its Subsidiaries, and all such Vantage Loans purchased by Vantage or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Vantage Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Vantage or its Subsidiaries have complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Vantage Loans.

(c) Since September 30, 2013, none of the Vantage Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Vantage and its Subsidiaries on a consolidated basis; to Vantage’s knowledge and in light of each of the Vantage Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the Vantage SEC Reports were, on the respective dates thereof, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

4.17 Property. Vantage or one of its Subsidiaries (a) has fee simple title to all the real property assets reflected in the latest audited balance sheet included in the Vantage SEC Reports as being owned by Vantage or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Vantage Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Vantage on the date hereof or otherwise materially impair business operations at such properties, as conducted by Vantage on the date hereof and (iv) Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Vantage SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Vantage Leased Properties” and, collectively with the Vantage Owned Properties, the “Vantage Real Property”), free and clear of all Liens of any nature whatsoever encumbering Vantage’s or its Subsidiaries’ leasehold estate, except for

Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Vantage or one of its Subsidiaries or, to Vantage’s knowledge, the lessor. The Vantage Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Vantage Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the knowledge of Vantage, threatened condemnation proceedings against the Vantage Real Property. Vantage and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Vantage Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.Vantage currently maintains insurance on all its property, including the Vantage Real Property, in amounts, scope and coverage reasonably necessary for its operations. Vantage has not received any notice of termination, nonrenewal or material premium adjustment for such policies.

4.18 Insurance. Vantage and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Vantage and its Subsidiaries. Vantage has a true and complete list of all insurance policies applicable and available to Vantage and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for Vantage or any of its Subsidiaries (the “Vantage Policies”) and has provided true and complete copies of all such Vantage Policies to Yadkin. Except as set forth in Section 4.18 of the Vantage Disclosure Schedule, there is no claim for coverage by Vantage or any of its Subsidiaries pending under any of such Vantage Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Vantage Policies or in respect of which such underwriters have reserved their rights. Each Vantage Policy is in full force and effect and all premiums payable by Vantage or any of its Subsidiaries have been timely paid, by Vantage or its Subsidiaries, as applicable. To the knowledge of Vantage, neither Vantage nor any of its Subsidiaries have received written notice of any threatened termination of, material premium increase with respect to, lapse of coverage under, or material alteration of coverage under, any of such Vantage Policies. To the best of Vantage’s knowledge, no Vantage Policy has been issued by a company that is rated less than “A-” by A.M. Best & Co.

4.19 Intellectual Property. Vantage and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with Vantage’s Intellectual Property have been paid. The use of any Intellectual Property by Vantage and its Subsidiaries does not, to the knowledge of Vantage, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Vantage or any Subsidiary acquired the right to use any Intellectual Property. To Vantage’s knowledge, no person is challenging, infringing on or otherwise violating any right of Vantage or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Vantage or its Subsidiaries. Neither Vantage nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Vantage and its Subsidiaries and, to Vantage’s knowledge, no Intellectual Property owned and/or licensed by Vantage or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

4.20 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any material liability or obligation of Vantage or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to Vantage’s knowledge, threatened against Vantage or any of its Subsidiaries. To the knowledge of Vantage, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any material liability or obligation on the part of Vantage or any of its Subsidiaries. Neither Vantage nor any of its

Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. Each of Vantage and its Subsidiaries, and, to Vantage’s knowledge (except as set forth in written third-party environmental reports included in the relevant loan documentation regarding real property securing a Vantage Loan made in the ordinary course of business to a third party that is not an affiliate of Vantage), any property in which Vantage or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

4.21 Leases. Section 4.21 of the Vantage Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $25,000 to which Vantage or any Subsidiary is a party and (b) a list of each parcel of real property leased by Vantage or any of its Subsidiaries together with the current annual rent (each, a “ Vantage Property Lease”). Each Vantage Property Lease is valid and binding on Vantage or its applicable Subsidiary and is in full force and effect. Vantage and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Vantage Property Lease. Neither Vantage nor any of its Subsidiaries is in material default under any Vantage Property Lease.

4.22 Privacy of Customer Information. Vantage is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all IIPI relating to customers, former customers and prospective customers. For purposes of this Section 4.22, “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Vantage nor the Vantage Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Vantage and the use of such IIPI by Vantage as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. In accordance with the requirements of the Gramm-Leach-Bliley Act, and the regulations promulgated thereunder, Vantage and its Subsidiaries (i) maintain the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of such records; and (iii) protect against unauthorized access to or use of such records or information, which could result in substantial harm or inconvenience to any customer.

4.23 Bank Secrecy Act; Patriot Act; Money Laundering. Neither Vantage nor any Vantage Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Vantage or the Vantage Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. Furthermore, the Board of Directors of Vantage and its Subsidiaries has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

4.24 CRA Compliance. Neither Vantage nor any Vantage Subsidiary has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder. As of the date hereof, Vantage and Vantage Bank are “well-capitalized” (as that term is defined at 12 C.F.R. 225.2(r) or the relevant regulation of Vantage’s or Vantage Bank’s primary federal regulator), “well managed” (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of Vantage’s or Vantage Bank’s primary federal bank regulator) and its and each Vantage Subsidiary’s most recent examination rating under the CRA was “satisfactory” or better. Vantage knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Vantage or any Vantage Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Vantage or any Vantage Subsidiary to decrease below the “satisfactory” level.

4.25 State Takeover Laws. The Vantage Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law.

4.26 Reorganization; Approvals. As of the date of this Agreement, Vantage (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Vantage Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.27 Transactions with Affiliates. All “covered transactions” between Vantage and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

4.28 Opinion of Financial Advisor. Before the execution of this Agreement, the Vantage Board has received an opinion from Sandler O’ Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Vantage Merger is fair to the stockholders of Vantage from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.29 Disaster Recovery and Business Continuity. Vantage has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect Vantage’s customers, assets, or employees. To the best of Vantage’s knowledge, such program ensures that Vantage and its Subsidiaries can recover its mission critical functions, and complies with the requirements of the FFIEC, the SEC, and the FDIC.

4.30 Vantage Information. The information relating to Vantage and its Subsidiaries that is provided by Vantage or their representatives for inclusion in the Joint Proxy Statements, the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PIEDMONT

Except as disclosed in the disclosure schedule (the “Piedmont Disclosure Schedule”) delivered by Piedmont to Yadkin before the execution of this Agreement, Piedmont, hereby represents and warrants to Yadkin as follows:

5.1 Corporate Organization.

(a) Piedmont is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Piedmont has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Piedmont is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the certificate of incorporation of Piedmont, as amended (the “Piedmont Certificate”) and Bylaws of Piedmont, as amended (the “Piedmont Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Yadkin.

5.2 Capitalization.

(a) The authorized capital stock of Piedmont consists of 2,500,000 shares of Piedmont Common Stock, of which, as of the date of this Agreement (the “Piedmont Capitalization Date”), 1,466,644 shares were issued and outstanding, and 500,000 shares of preferred stock, (the “Piedmont Preferred Stock”), of which, as of the Piedmont Capitalization Date, no shares of Piedmont Preferred Stock were issued and outstanding. As of the Piedmont Capitalization Date, no shares of Piedmont Common Stock or Piedmont Preferred Stock were reserved for issuance, except for 146,666 shares of Piedmont Common Stock underlying warrants. All of the issued and outstanding shares of Piedmont Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Piedmont having the right to vote on any matters on which its stockholders may vote are issued or outstanding. Except as set forth in Section 5.2(a) of the Piedmont Disclosure Schedule, as of the Piedmont Capitalization Date, except pursuant to this Agreement, Piedmont does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Piedmont Common Stock, Piedmont Preferred Stock, or any other equity securities of Piedmont or any securities representing the right to purchase or otherwise receive any shares of Piedmont Common Stock, Piedmont Preferred Stock, or other equity securities of Piedmont. As of the date of this Agreement, except as set forth in Section 5.2(a) of the Piedmont Disclosure Schedule, there are no contractual obligations of Piedmont (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Piedmont or any equity security of Piedmont or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Piedmont or (ii) pursuant to which Piedmont is or could be required to register shares of Piedmont capital stock or other securities under the Securities Act. Other than as set forth on Section 5.2(a) of the Piedmont Disclosure Schedule, no options or other equity-based awards are outstanding as of the Piedmont Capitalization Date. Except as set forth on Section 5.2(a) of the Piedmont Disclosure Schedule, since December 31, 2012 through the date hereof, Piedmont has not issued or repurchased any shares of Piedmont capital stock, or other equity securities of Piedmont.

(b) Section 5.2(b) of the Piedmont Disclosure Schedule sets forth each Subsidiary of Piedmont. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Piedmont are owned by Piedmont, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(c) Section 5.2(c) of the Piedmont Disclosure Schedule sets forth Piedmont’s capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Piedmont, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

5.3 Authority; No Violation.

(a) Piedmont has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions of Piedmont contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions of Piedmont contemplated hereby have been duly and validly authorized and approved by the Piedmont Board. The Piedmont Board has determined that the Piedmont Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Piedmont and its stockholders, and that the Agreement and the transactions of Piedmont contemplated hereby are at a price and terms that are fair to and in the best interest of Piedmont and its stockholders. The Piedmont Board has directed that this Agreement, be submitted to Piedmont’s stockholders for consideration at a duly held meeting of such stockholders and has recommended that Piedmont’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Piedmont Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Piedmont are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Piedmont and (assuming due authorization, execution and delivery by Yadkin and Vantage) constitutes the valid and binding obligation of Piedmont, enforceable against Piedmont in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Piedmont, nor the consummation by Piedmont of the transactions contemplated hereby, nor compliance by Piedmont with any of the terms or provisions of this Agreement, will (i) assuming that stockholder approval referred to in Section 5.3(a) has been obtained, violate any provision of the Piedmont Certificate or the Piedmont Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Piedmont, or its properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Piedmont under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Piedmont is a party or by which it or any of them or any of its properties or assets is bound.

5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and the Federal Reserve Act, as amended, and approval of such applications and notices, (b) the Other Regulatory Approvals, (c) the filing of the Certificates of Merger with the Delaware Secretary of State and the North Carolina Secretary of State pursuant to the DGCL and NCBCA, or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, or that are required under consumer finance, mortgage banking and other similar laws, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Piedmont of the Piedmont Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Piedmont of this Agreement.

5.5 Reports; Regulatory Matters.

(a) Except as set forth on Section 5.5(a) of the Piedmont Disclosure Schedule, Piedmont has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Piedmont, no Regulatory Agency or Governmental Entity has initiated since January 1, 2012 or has pending any proceeding, enforcement action or, to the knowledge of Piedmont, investigation into the business, disclosures or operations of Piedmont. Since January 1, 2012, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Piedmont, investigation into the business, disclosures or operations of Piedmont. Piedmont has fully complied with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Piedmont. Since January 1, 2012, there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Piedmont (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Piedmont’s ordinary course of business).

(b) Piedmont is not subject to any cease and desist or other order or enforcement action issued by, or is a party to any written agreement or consent agreement, or is subject to any order or directive by, or has been since January 1, 2012 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2012 has adopted any policies or procedures that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies (each, a “Piedmont Regulatory Agreement”), nor has Piedmont been advised since January 1, 2012 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Piedmont Regulatory Agreement.

5.6 Legal Proceedings.

(a) Except as disclosed on Section 5.6(a) of the Piedmont Disclosure Schedule, Piedmont is not a party to any, and there are no pending or, to the best of Piedmont’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Piedmont, including, without limitation any lender liability claims, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 5.6(a) of the Piedmont Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Piedmont.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Piedmont or the assets of Piedmont.

5.7 Taxes and Tax Returns. Piedmont has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Piedmont is not subject to any ongoing or unresolved examination or audit by the IRS. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Piedmont for which Piedmont does not have reserves that are adequate under GAAP. Piedmont is not a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Piedmont and its Subsidiaries). Within the past five years, Piedmont has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Piedmont is not required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Piedmont. Piedmont has not participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Piedmont has not taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Piedmont Merger from qualifying as a reorganization under Section 368(a) of the Code.

5.8 Compliance with Applicable Law.

(a) Piedmont holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Piedmont. Other than as required by (and in conformity with) law, Piedmont does not act, or has not acted since January 1, 2012, as a fiduciary for any person, or administer any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b) Section 5.8(b) of the Piedmont Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Piedmont or entities controlled by executive officers and directors of Piedmont who have outstanding loans from Piedmont, and, except as disclosed on Section 5.8(b) of the Piedmont Disclosure Schedule, there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

5.9 Certain Contracts.

(a) Except as otherwise provided in this Agreement or as disclosed on Section 5.9(a) of the Piedmont Disclosure Schedule, Piedmont is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or stockholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Piedmont, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Piedmont, (iii) that is a contract material to the business of Piedmont to be performed after the date of this Agreement, (iv) that materially restricts the conduct of any line of business, or the area in which such business is conducted, by Piedmont or, to the knowledge of Piedmont, upon consummation of the Piedmont Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 5.9, whether or not set forth in the Piedmont Disclosure Schedule, is referred to as a “Piedmont Contract,” and Piedmont does not know of, or has not received notice of, any material violation of any Piedmont Contract by any of the other parties thereto.

(b) Each Piedmont Contract is valid and binding on Piedmont and is in full force and effect, (ii) Piedmont has in all material respects performed all obligations required to be performed by it to date under each Piedmont Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Piedmont under any such Piedmont Contract.

5.10 Piedmont Information. The information relating to Piedmont that is provided by Piedmont or its representatives for inclusion in the proxy statements, the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Business Before the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other Party, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the Effective Time, each Party shall, and shall cause each of its subsidiaries, as applicable, to:

(a) conduct its business in the ordinary course in all material respects; and

(b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees.

6.2 Yadkin Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Yadkin shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Vantage (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit and entering into repurchase agreements);

(b) adjust, split, combine or reclassify any of its capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Yadkin to Yadkin or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Yadkin Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards in respect of Yadkin Common Stock granted under a Yadkin Stock Plan, in each case in accordance with past practice and the terms of the applicable Yadkin Stock Plans and related award agreements and (C) regular quarterly cash dividends on the Series T Preferred Stock and Series T-ACB Preferred Stock in accordance with the terms thereof);

(d) except as set forth on Section 6.2(d) of the Yadkin Disclosure Schedule, grant any stock options, restricted shares or other equity-based award with respect to shares of Yadkin Common Stock under the Yadkin Stock Plans, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards previously granted under the Yadkin Stock Plans;

(f) enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(g) make any loan or extension of credit in an amount in excess of $6,000,000, or renew or amend any existing loan or extension of credit in an amount in excess of $5,000,000, if at the time of such renewal or amendment such loan or extension of credit is graded as “Watch” or worse; provided, however, that, if Yadkin shall request the prior approval of Vantage in accordance with this Section 6.2 to make a loan or extend credit in an amount in excess of $6,000,000, or amend or renew any existing loan in an amount in excess of $5,000,000, and Vantage shall not have disapproved such request in writing within four business days upon receipt of such request from Yadkin, then such request shall be deemed to be approved by Vantage and thus Yadkin or its Subsidiary, may make the loan or extend the credit referenced in such request on the terms described in such request; provided, further, that Yadkin will give Vantage notice in writing, within four business days of closing of any such loan, extension of credit, renewal or amendment of any loan or extension of credit in an amount in excess of $4,000,000, or renew or amend any existing loan or extension of credit in an amount in excess of $2,500,000, if at the time of such renewal or amendment such loan or extension of credit is graded as “Watch” or worse;

(h) except as required by applicable law or the terms of any Yadkin Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of Yadkin, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Yadkin or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Yadkin or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Yadkin Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Yadkin Benefit Plan; (v) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Yadkin or any securities exchangeable for or convertible into the same or other Yadkin Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Yadkin Benefit Plan;

(i) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary, or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that, if Yadkin or any of its Subsidiaries shall request the prior approval of Vantage in accordance with this Section 6.2 to make sell, transfer or dispose of any “Other Real Estate Owned” of Yadkin, and Vantage shall not have disapproved such request in writing within five business days upon receipt of such request from Yadkin or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Vantage in writing and thus Yadkin or its Subsidiary, as applicable, may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 6.2(i) of the Yadkin Disclosure Schedule or (ii) transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 90% of the carrying value for such real estate on Yadkin’s financial statements as of September 30, 2013;

(j) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(k) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(l) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Mergers from qualifying as reorganizations within the meaning of Section 368(a) of the Code;

(m) amend the Yadkin Articles or Yadkin Bylaws, or otherwise take any action to exempt any person (other than Vantage or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(n) other than in prior consultation with Vantage, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(o) other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting Yadkin or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(p) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Mergers set forth in Article VIII not being satisfied;

(q) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(r) file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(s) except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any Yadkin Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

(t) take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2.

6.3 Vantage Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Vantage shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Yadkin (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit and entering into repurchase agreements);

(b) adjust, split, combine or reclassify any of its capital stock;

(c) except for the Vantage Offering, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Vantage to Vantage or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Vantage Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of equity-based awards in respect of Vantage Common Stock granted under Vantage Stock Plans, in each case in accordance with past practice and the terms of the applicable Vantage Stock Plans and related award agreements and (C) regular quarterly cash dividends on the Vantage Series A Preferred Stock and the Vantage Series B Preferred Stock in accordance with the terms thereof);

(d) grant any stock options, restricted shares or other equity-based award with respect to shares of Vantage Common Stock under the Vantage Stock Plans, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) except for the Vantage Offering, issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards previously granted under the Vantage Stock Plans;

(f) except as disclosed in Section 6.3(f) of the Vantage Disclosure Schedule, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(g) make any loan or extension of credit in an amount in excess of $6,000,000, or renew or amend any existing loan or extension of credit in an amount in excess of $5,000,000, if at the time of such renewal or amendment such loan or extension of credit is graded as “Watch” or worse; provided, however, that, if Vantage shall request the prior approval of Yadkin in accordance with this Section 6.3 to make a loan or extend credit in an amount in excess of $6,000,000, or amend or renew any existing loan in an amount in excess of $5,000,000, and Yadkin shall not have disapproved such request in writing within four business days upon receipt of such request from Vantage, then such request shall be deemed to be approved by Yadkin and thus Vantage or its Subsidiary, may make the loan or extend the credit referenced in such request on the terms described in such request; provided, further, that Vantage will give Yadkin notice in writing, within four business days of closing of any such loan, extension of credit, renewal or amendment of any loan or extension of credit in an amount in excess of $4,000,000, or renew or amend any existing loan or extension of credit in an amount in excess of $2,500,000, if at the time of such renewal or amendment such loan or extension of credit is graded as “Watch” or worse;

(h) except as required by applicable law or the terms of any Vantage Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of Vantage, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Vantage or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Vantage or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Vantage Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Vantage Benefit Plan; (v) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Vantage or any securities exchangeable for or convertible into the same or other Vantage Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Vantage Benefit Plan;

(i) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary, or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that, if Vantage or any of its Subsidiaries shall request the prior approval of Yadkin in accordance with this Section 6.3 to make sell, transfer or dispose of any “Other Real Estate Owned” of Vantage, and Yadkin shall not have disapproved such request in writing within five business days upon receipt of such request from Vantage or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Yadkin in writing and thus Vantage or its Subsidiary, as applicable, may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 6.3(i) of the Vantage Disclosure Schedule or (ii) transactions with respect to any real estate valued at less than $500,000, in each case, so long as the sale or transfer price is at least 90% of the carrying value for such real estate on Vantage’s financial statements as of September 30, 2013;

(j) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(k) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(l) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Vantage Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(m) amend the Vantage Certificate or Vantage Bylaws, or otherwise take any action to exempt any person (other than Yadkin or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(n) other than in prior consultation with Yadkin, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(o) other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting Vantage or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(p) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Vantage Merger set forth in Article VIII not being satisfied;

(q) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(r) file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(s) except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any Vantage Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

(t) take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.3.

6.4 Piedmont Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Piedmont shall not, without the prior written consent of Yadkin (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person;

(b) adjust, split, combine or reclassify any of its capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except dividends paid by any of the Subsidiaries of Piedmont to Piedmont or to any of its wholly owned Subsidiaries);

(d) grant any stock options, restricted shares or other equity-based award with respect to shares of Piedmont Common Stock, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) issue any additional shares of capital stock or other securities;

(f) enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(g) make any loan or extension of credit;

(h) (i) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend or modify any of the foregoing; (ii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iii) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Piedmont or any securities exchangeable for or convertible into the same or other Piedmont Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; or (iv) enter into any collective-bargaining agreement;

(i) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary, or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that nothing herein shall prohibit Piedmont from selling all or substantially all of the assets held by VantageSouth Holdings, LLC (“VSH”), a wholly-owned subsidiary of Piedmont, and subsequently dissolving VSH;

(j) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(k) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Piedmont Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(l) amend the Piedmont Certificate or Piedmont Bylaws, or otherwise take any action to exempt any person (other than Piedmont or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(m) other than in prior consultation with Yadkin, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(n) other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $200,000 or subjecting Piedmont to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(o) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Piedmont Merger set forth in Article VIII not being satisfied;

(p) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(q) file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(r) take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.4.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Regulatory Matters.

(a) The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Vantage Merger, the Piedmont Merger, and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Piedmont, Yadkin and Vantage shall have the right to review in advance and each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Yadkin, Vantage and Piedmont, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. Each party shall consult with the other Parties in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other Parties and/or their counsel the opportunity to attend and participate in such meetings and conferences. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require any Party to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that the Parties agree would have a Material Adverse Effect (measured on a scale relative to Yadkin) on either Vantage, Yadkin or Piedmont (a “Materially Burdensome Regulatory Condition”).

(b) Each Party shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the proxy statements, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Piedmont, Vantage, Yadkin or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Each Party shall promptly advise the other Parties upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Piedmont Requisite Regulatory Approval, Vantage Requisite Regulatory Approval or Yadkin Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed or subject to a Materially Burdensome Regulatory Condition.

7.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each Party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Parties, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Parties (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such Party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request. None of Piedmont, Yadkin or Vantage or any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each Party shall, and shall cause its respective agents and representatives to, maintain in confidence all information received from the other Parties (other than disclosure to that Party’s agents and representatives in connection with the evaluation and consummation of the Mergers) in connection with this Agreement or the Mergers (including the existence and terms of this Agreement) and use such information solely to evaluate the Mergers, unless (i) such information is already known to the receiving Party or its agents and representatives, (ii) such information is subsequently disclosed to the receiving Party or its agents and representatives by a third party that, to the knowledge of the receiving Party, is not bound by a duty of confidentiality, (iii) such information becomes publicly available through no fault of the receiving Party, (iv) the receiving Parties in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the Mergers (in which case the receiving Party shall advise the other Parties before making the disclosure) or (v) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any applicable laws or any listing or trading agreement concerning its publicly traded securities (in which case the receiving Party shall advise the other Parties before making the disclosure).

All information and materials provided by Yadkin and Vantage pursuant to this Agreement shall be subject to the provisions of the Joint Confidentiality Letter entered into between Vantage and Yadkin dated September 24, 2013.

(c) No investigation by a Party or its representatives shall affect the representations and warranties of the other Parties set forth in this Agreement.

7.3 Preparation of the Joint Proxy Statement and Registration Statement; Shareholders’ Meetings.

(a) As promptly as practicable following the date of this Agreement, Vantage, Yadkin and Piedmont shall use commercially reasonable efforts to: (i) jointly prepare and cause to be filed with the SEC a joint proxy statement to be sent to the Vantage stockholders (the “Vantage Stockholders”), the Yadkin shareholders (the “Yadkin Shareholders”) and the Piedmont stockholders (the “Piedmont Stockholders”) relating to the Vantage Stockholder Meeting, the Yadkin Shareholder Meeting and the Piedmont Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) jointly prepare and Yadkin shall cause to be filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), in which the Joint Proxy Statement will be included as a prospectus, and Vantage, Yadkin and Piedmont shall use their respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and use all commercially reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Mergers. Prior to the filing of the Joint Proxy Statement or the Registration Statement, each of Vantage, Yadkin and Piedmont shall consult with the other parties with respect to such filings and shall afford the other Parties and their Representatives reasonable opportunity to comment thereon. Each of Vantage, Yadkin and Piedmont shall furnish all information concerning itself and its Affiliates to the other Parties, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Joint Proxy Statement and the Registration Statement, and the Joint Proxy Statement and the Registration Statement shall include all information reasonably requested by such other parties to be included. Yadkin shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Vantage and Piedmont shall furnish all information concerning Vantage and Piedmont and the holders of Vantage Common Stock and Piedmont Common Stock as may be reasonably requested in connection with any such action.

(b) Yadkin shall, as soon as practicable following the effective date of the Registration Statement, duly call, give proper notice of, convene and hold a special meeting of the Yadkin Shareholders (“Yadkin Shareholder Meeting”) for the purpose of (i) approving this Agreement and the transactions contemplated thereby; and (ii) amending the Yadkin Articles to increase the authorized number of Yadkin Common Stock to 75,000,000 (the “Yadkin Shareholder Approval”), including the issuance of the Yadkin Common Stock in the Mergers. Yadkin shall use its commercially reasonable efforts to (a) cause the Joint Proxy Statement to be mailed to the Yadkin Shareholders and to hold the Yadkin Shareholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (b) except if the Yadkin Board of Directors shall have made a Yadkin Adverse Recommendation Change as permitted by Section 7.9, solicit the Yadkin Shareholder Approval. Yadkin shall, through the Yadkin Board of Directors, recommend to the Yadkin Shareholders that they vote for approval of the Mergers and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Yadkin Board of Directors shall have made a Yadkin Adverse Recommendation Change as permitted by Section 7.9. Except as expressly contemplated by the two immediately preceding sentences, Yadkin agrees that its obligations pursuant to this Section 7.3 shall not be affected by the commencement, public proposal, public disclosure or communication to Yadkin of any Yadkin Takeover Proposal or by the making of any Yadkin Adverse Recommendation Change by the Yadkin Board of Directors. For avoidance of doubt, in no event shall the making of a Yadkin Adverse Recommendation Change relieve Yadkin of any obligation to call, give proper notice of, convene, and hold the Yadkin Shareholder Meeting, and to distribute, collect, tabulate and vote proxies for the Yadkin Shareholder Meeting, in each case to the extent generally consistent with past practice for Yadkin shareholder meetings.

(c) Vantage shall, as soon as practicable following the date the Registration Statement is declared effective under the Securities Act, duly call, give proper notice of, convene and hold a special meeting of the Vantage Stockholders (“Vantage Stockholder Meeting”) for the purpose of approving the Vantage Merger (the “Vantage Stockholder Approval”). Vantage shall use its commercially reasonable efforts to (a) cause the Joint Proxy Statement to be mailed to the Vantage Stockholders and to hold the Vantage Stockholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (b) except if the Vantage Board of Directors shall have made a Vantage Adverse Recommendation Change as permitted by Section 7.10, solicit the Vantage Stockholder Approval. Vantage shall, through the Vantage Board of Directors, recommend to the Vantage Stockholders that they vote for the Vantage Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Vantage Board of Directors shall have made a Vantage Adverse Recommendation Change as permitted by Section 7.10. Except as expressly contemplated by the two immediately preceding sentences, Vantage agrees that its obligations pursuant to this Section 7.3 shall not be affected by the commencement, public proposal, public disclosure or communication to Vantage of any Vantage Takeover Proposal or by the making of any Vantage Adverse Recommendation Change by the Vantage Board of Directors. For avoidance of doubt, in no event shall the making of a Vantage Adverse Recommendation Change relieve Vantage of any obligation to call, give proper notice of, convene, and hold the Vantage Stockholder Meeting, and to distribute, collect, tabulate and vote proxies for the Vantage Stockholder Meeting, in each case to the extent generally consistent with past practice for Vantage stockholder meetings.

(d) Piedmont shall, as soon as practicable following the date the Registration Statement is declared effective under the Securities Act, duly call, give proper notice of convene and hold a special meeting of the Piedmont Stockholders (“Piedmont Stockholder Meeting”) for the purpose of approving the Piedmont Merger by a vote of stockholders holding two-thirds of all issued and outstanding shares of Piedmont Common Stock (the “Piedmont Stockholder Approval”). Piedmont shall use its commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to the Piedmont Stockholders and to hold the Piedmont Stockholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act and solicit the Piedmont Stockholder Approval. Piedmont shall, through the Piedmont Board of Directors, recommend to the

Piedmont Stockholders that they vote to approve the Piedmont Merger and shall include such recommendation in the Joint Proxy Statement.

7.4 NYSE Listing. Yadkin shall use commercially reasonable efforts to cause the shares of Yadkin Common Stock to be issued in the Mergers to be approved for listing on the New York Stock Exchange before the Effective Time.

7.5 Employee Matters.

(a) All individuals employed by, or on an authorized leave of absence from, Yadkin or Vantage or any of their respective Subsidiaries immediately before the Effective Time (collectively, the “Covered Employees”) shall automatically become employees of the Surviving Corporation and its affiliates as of the Effective Time. Immediately following the Effective Time, the Surviving Corporation shall, or shall cause its applicable Subsidiaries to, provide to those Covered Employees employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar, in the aggregate, to the aggregate rates of base salary or hourly wage and the aggregate employee benefits and annual bonus opportunities provided to such Covered Employees under the Yadkin Benefit Plans or Vantage Benefit Plans, as applicable, as in effect immediately before the Effective Time; provided, however, that, notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Yadkin Benefit Plan or Vantage Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 7.5, (iii) limit the right of the Surviving Corporation or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require the Surviving Corporation or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination, or (iv) obligate Yadkin, Vantage or any of their respective Subsidiaries to (A) maintain any particular Yadkin Benefit Plan or Vantage Benefit Plans, as applicable, or (B) retain the employment of any particular Covered Employee.

(b) If a Covered Employee who does not have an employment, change-of-control or severance agreement with Yadkin, Vantage or any of their Subsidiaries (i) is terminated by the Surviving Corporation or any of its Subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position (including a position that had been held at Yadkin or any of its Subsidiaries) as the result of an organizational or business restructuring or the integration of Yadkin or any of its Subsidiaries with Vantage or any of its Subsidiaries, discontinuance of an operation, relocation of all or a part of Vantage’s or its Subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of Vantage’s or its Subsidiaries’ business or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s base salary will be materially decreased, in any case or both cases, during the period beginning at the Effective Time and ending six months following the Effective Time, such Covered Employee shall be entitled to receive severance payments equal to (after providing customary releases) two weeks of severance pay for every year of employment with Yadkin or Vantage, as applicable, with a minimum severance payment of one month and a maximum of one year, regardless of employee classification; provided that any such decision to terminate or materially decrease the salary of a Covered Employee shall be mutually agreed upon by the Executive Chairman, or his designee, and the Chief Executive Officer, or his designee, of the Surviving Corporation, such agreement not to be unreasonably withheld.

Yadkin and Vantage shall, and shall each cause their Subsidiaries to, take whatever action is necessary to terminate any and all other severance arrangements and to ensure that Yadkin and Vantage have no other liability for any other severance payments (other than as set forth in this Section 7.5(b) of the Yadkin Disclosure Schedule and Section 7.5(b) of the Vantage Disclosure Schedule). The Parties shall cooperate to effectuate the foregoing, including compliance with the Worker Adjustment Retraining and Notification Act or any similar state or local law.

Nothing contained in this Section7.5(b) shall be construed or interpreted to limit or modify in any way Yadkin’s at-will employment policy. In addition, in no event shall severance pay payable under this

Section 7.5(b) to any Covered Employee who does not have an employment, change-in-control or severance agreement with Vantage or Yadkin be taken into account in determining the amount of any other benefit (including an individual’s benefit under any retirement plan, SERP or agreement). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay.

(c) If Yadkin so requests (which request shall be made no less than 15 days before the Effective Time), Vantage shall take any and all actions required (including the adoption of resolutions by its Board of Directors) to amend, freeze and/or terminate any or all Vantage Benefit Plans (excluding the Vantage Stock Plans) immediately before the Effective Time, and, if requested by Yadkin, to implement any such actions.

(d) Vantage shall provide to Yadkin at least 15 days before the Effective Time, documentation that shows that the requirements of ERISA, the Code or other applicable laws are met by or with respect to each Vantage Benefit Plan subject to such requirements as to the plan’s latest three plan years that have ended before the date of this Agreement.

(e) Prior to the Effective Time, each of Joseph H. Towell, who shall be the Executive Chairman; Scott M. Custer, who shall be the Chief Executive Officer; and Terry S. Earley, who shall be the Chief Financial Officer; Wm. Mark DeMarcus, who shall be the Chief Operating Officer; Steven W. Jones, who shall be the Chief Banking Officer; and Edwin H. Shuford, who shall be the Chief Credit Officer, shall have entered into an employment agreement in a form mutually agreed to by Yadkin and Vantage with the Surviving Corporation and the Surviving Bank, which shall become effective only upon consummation of the Mergers at the Effective Time.

(f) In the Piedmont Merger, the Surviving Corporation shall assume, and following the Closing the Surviving Corporation shall continue to honor, the obligations set forth in the Phantom Plan and shall not, at any time following Closing, terminate and liquidate the Phantom Plan prior to the time all amounts due thereunder have been paid in full. Notwithstanding the foregoing, the Surviving Corporation may cause distributions to be made in accordance with the terms of the Phantom Plan from the Trust to be established pursuant to Section 1.4(g) hereof.

7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director, officer or employee of Vantage, Piedmont or any of their Subsidiaries or who is or was serving at the request of Vantage, Piedmont or any of their Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Vantage, Piedmont or any of their Subsidiaries before the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or before the Effective Time now existing in favor of any Indemnified Party as provided in their respective articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth on Section 7.6(a) of the Vantage Disclosure Schedule or the Piedmont Disclosure Schedule, shall survive the Mergers and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or before the Effective Time or taken at the request of Yadkin pursuant to Section 7.7, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or bylaws of the Surviving Corporation.

(b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Vantage, Piedmont or any Subsidiary of Vantage or Piedmont, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time, whether asserted or claimed before, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Yadkin pursuant to Section 7.7.

(c) Yadkin shall cause the individuals serving as officers and directors of Vantage and Piedmont or any of their Subsidiaries immediately before the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Vantage (provided that Yadkin may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such.

(d) The provisions of this Section 7.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.7 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Vantage or Piedmont, on the one hand, and a Subsidiary of Yadkin, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Parties to the Mergers, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Yadkin.

7.8 Advice of Changes. Each of Piedmont, Vantage and Yadkin shall promptly advise the other Parties of any change or event (a) having or reasonably likely to have a Material Adverse Effect on it or (b) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 7.8 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

7.9 No Solicitation by Yadkin.

(a) Except as specifically permitted by this Section 7.9, Yadkin shall not and shall cause each of its Subsidiaries and Representatives not to, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.1, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Yadkin Takeover Proposal, or (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with any Yadkin Takeover Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a Yadkin Takeover Proposal. Yadkin shall, and shall cause each of the Yadkin Subsidiaries and each of its and the Yadkin Subsidiaries’ Representatives to (1) immediately upon execution of this Agreement, cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Yadkin Takeover Proposal as of the date of this Agreement, (2) request promptly thereafter that such Person promptly return or destroy all confidential information concerning Yadkin and the Yadkin Subsidiaries delivered or made available to such Person or its Representatives by Yadkin, the Yadkin Subsidiaries or any Representatives thereof, in connection with its consideration of a Yadkin Takeover Proposal and any summaries, analyses or extracts thereof or based thereon, and any files, copies or records containing such information in any computer or electronic media, and (3) immediately upon execution of this Agreement terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Notwithstanding anything to the contrary contained herein, if at any time prior to obtaining the Yadkin Shareholder Approval, Yadkin or any of its Representatives receives a bona fide written Yadkin Takeover Proposal from any Person or group of Persons, which Yadkin Takeover Proposal did not result from any breach of this Section 7.9, then Yadkin and its Representatives may, if the Yadkin Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Yadkin Takeover Proposal constitutes a Yadkin Superior Proposal (i) furnish, pursuant to an Acceptable Yadkin Confidentiality Agreement, information (including non-public information) with respect to Yadkin and its Subsidiaries to the Person or group of Persons who has made such Yadkin Takeover Proposal and their respective Representatives; provided that Yadkin shall (subject to the terms of the Confidentiality Agreement) promptly make available to Vantage (through an electronic dataroom or otherwise), and concurrently provide express written notification, via electronic mail notification to Vantage in accordance with the applicable provisions of Section 10.4, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to Vantage or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Yadkin Takeover Proposal and their respective Representatives; provided, further that Yadkin shall promptly provide to Vantage (1) a copy of any Yadkin Takeover Proposal made in writing by any such Person or group of Persons to Yadkin, any of its Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Yadkin Takeover Proposal, and (2) a written summary of the material terms of any such Yadkin Takeover Proposal not made in writing. For the purposes of this Agreement, “Acceptable Yadkin Confidentiality Agreement” means any confidentiality agreement and standstill agreement that contains provisions with respect to confidentiality matters that are no less favorable to Yadkin than those contained in the Confidentiality Agreement.

(c) Yadkin shall keep Vantage reasonably informed of any material developments, discussions or negotiations regarding any Yadkin Takeover Proposal, including any such proposal first made or discussed with Yadkin prior to the date of this Agreement (including forwarding to Vantage any written materials provided to Yadkin or its Representatives in connection with any such Yadkin Takeover Proposal) on a current basis, and shall notify Vantage of the status of such Yadkin Takeover Proposal. Yadkin agrees that it and its Subsidiaries will not enter into any confidentiality or other agreements with any Person subsequent to the date of this Agreement which prohibits Yadkin from providing any information to Vantage in accordance with this Section 7.9.

(d) Except as permitted by Section 7.9(e), the Yadkin Board of Directors shall not (i) (A) fail to recommend to the Yadkin Shareholders that the Yadkin Shareholder Approval be given or fail to include the Yadkin Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Vantage, the Yadkin Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer or a temporary “stop, look and listen” communication by the Yadkin Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act, or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the Yadkin Shareholders, a Yadkin Takeover Proposal (actions described in this clause (i) being referred to as a “Yadkin Adverse Recommendation Change”) or (ii) cause or permit Yadkin or any of the Yadkin Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Yadkin Takeover Proposal (other than an Acceptable Yadkin Confidentiality Agreement) (each, a “Yadkin Acquisition Agreement”).

(e) Notwithstanding anything to the contrary herein, prior to the time the Yadkin Shareholder Approval is obtained, the Yadkin Board of Directors may, in connection with a bona fide written Yadkin Takeover Proposal, which Yadkin Takeover Proposal was made after the date of this Agreement (or that was made prior to the date of this Agreement and remade after the date of this Agreement) and that did not result from any breach of this Section 7.9, make a Yadkin Adverse Recommendation Change or terminate this Plan of Merger pursuant to Section 9.1(e) to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Yadkin Takeover Proposal, if and only if, prior to taking such action, Yadkin has complied with its obligations under this Section 7.9 and the Yadkin Board of Directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Yadkin Takeover Proposal constitutes a Yadkin Superior Proposal; provided , however , that prior to taking any such action (i) Yadkin has given Vantage at least five Business Days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Yadkin Superior Proposal, including the identity of the party making such Yadkin Superior Proposal) and has contemporaneously provided a copy to Vantage of all written materials (including all transaction agreements and related documents) with or from the party making such Yadkin Superior Proposal, (ii) Yadkin has negotiated, and has caused its Representatives to negotiate, in good faith with Vantage during such notice period to the extent Vantage wishes to negotiate, to enable Vantage to revise the terms of this Agreement such that it would cause such Yadkin Superior Proposal to no longer constitute a Yadkin Superior Proposal and (iii) following the end of such notice period, the Yadkin Board of Directors shall have considered in good faith any changes to this Agreement proposed in writing by Vantage, and shall have determined that the Yadkin Superior Proposal would continue to constitute a Yadkin Superior Proposal if such revisions were to be given effect. In the event of any material revisions to a Yadkin Takeover Proposal that could have an impact, influence or other effect on the Yadkin Board of Directors’ decision or discussion with respect to whether such proposal is a Yadkin Superior Proposal, Yadkin shall deliver a new written notice to Vantage pursuant to the foregoing clause (i) and again comply with the requirements of this Section 7.9(e) with respect to such new written notice; provided, however, that references herein to the five Business Day period shall be deemed to be references to a three Business Day period with respect thereto.

(f) Provided that Yadkin and the Yadkin Board of Directors comply with their applicable obligations under Section 7.9(e), nothing in this Section 7.9 shall prohibit the Yadkin Board of Directors from (i) taking and disclosing to the Yadkin Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any “stop-look-and-listen” communications to Yadkin Shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Yadkin Shareholders); provided, however, that the taking of any action pursuant to either of the preceding clauses (i) or (ii) shall in no way limit or modify the effect of this Agreement with respect to any such action taken.

(g) As used in this Agreement, “Yadkin Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Vantage and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of Yadkin and its Subsidiaries equal to more than 10% of Yadkin’s consolidated assets or to which more than 10% of Yadkin’s net income on a consolidated basis are attributable, (ii) acquisition of more than 10% of the outstanding Yadkin Common Stock or the capital stock of any Subsidiary of Yadkin, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 10% of the outstanding Yadkin Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Yadkin or any of its Subsidiaries or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income and Yadkin Common Stock involved is more than 10%; in each case, other than the Merger.

(h) As used in this Agreement, “Yadkin Superior Proposal” shall mean any bona fide written Yadkin Takeover Proposal that the Yadkin Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Yadkin Shareholders from a financial point of view than the Merger, taking into account (a) all legal, regulatory and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (b) any changes to the terms of this Agreement proposed by Vantage in response to such proposal or otherwise.

7.10 No Solicitation by Vantage.

(a) Except as specifically permitted by this Section 7.10, Vantage shall not and shall cause each of its Subsidiaries and Representatives not to, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.1, directly or indirectly, (i) solicit, initiate, facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Vantage Takeover Proposal, or (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with any Vantage Takeover Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a Vantage Takeover Proposal. Vantage shall, and shall cause each of the Vantage Subsidiaries and each of its and the Vantage Subsidiaries’ Representatives to (1) immediately upon execution of this Agreement, cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Vantage Takeover Proposal as of the date of this Agreement, (2) request promptly thereafter that such Person promptly return or destroy all confidential information concerning Vantage and the Vantage Subsidiaries delivered or made available to such Person or its Representatives by Vantage, the Vantage Subsidiaries or any Representatives thereof, in connection with its consideration of a Vantage Takeover Proposal and any summaries, analyses or extracts thereof or based thereon, and any files, copies or records containing such information in any computer or electronic media, and (iii) immediately upon execution of this Agreement terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Notwithstanding anything to the contrary contained herein, if at any time prior to obtaining the Vantage Stockholder Approval, Vantage or any of its Representatives receives a bona fide written Vantage Takeover Proposal from any Person or group of Persons, which Vantage Takeover Proposal did not result from any breach of this Section 7.10, then Vantage and its Representatives may, if the Vantage Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Vantage Takeover Proposal constitutes a Vantage Superior Proposal (i) furnish, pursuant to an Acceptable Vantage Confidentiality Agreement, information (including non-public information) with respect to Vantage and its Subsidiaries to the Person or group of Persons who has made such Vantage Takeover Proposal and their respective Representatives; provided that Vantage shall (subject to the terms of the Confidentiality Agreement) promptly make available to Yadkin (through an electronic dataroom or otherwise), and concurrently provide express written notification, via electronic mail notification to Yadkin in accordance with the applicable provisions of Section 10.4, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to Yadkin or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Vantage Takeover Proposal and their respective Representatives; provided, further that Vantage shall promptly provide to Yadkin (1) a copy of any Vantage Takeover Proposal made in writing by any such Person or group of Persons to Vantage, any of its Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Vantage Takeover Proposal, and (2) a written summary of the material terms of any such Vantage Takeover Proposal not made in writing. For the purposes of this Agreement, “Acceptable Vantage Confidentiality Agreement” means any confidentiality agreement and standstill agreement that contains provisions with respect to confidentiality matters that are no less favorable to Vantage than those contained in the Confidentiality Agreement.

(c) Vantage shall keep Yadkin reasonably informed of any material developments, discussions or negotiations regarding any Vantage Takeover Proposal, including any such proposal first made or discussed with Vantage prior to the date of this Agreement (including forwarding to Yadkin any written materials provided to Vantage or its Representatives in connection with any such Vantage Takeover Proposal) on a current basis, and shall notify Yadkin of the status of such Vantage Takeover Proposal. Vantage agrees that it and its Subsidiaries will not enter into any confidentiality or other agreements with any Person subsequent to the date of this Agreement which prohibits Vantage from providing any information to Yadkin in accordance with this Section 7.10.

(d) Except as permitted by Section 7.10(e), the Yadkin Board of Directors shall not (i)(A) fail to recommend to the Vantage Stockholders that the Vantage Stockholder Approval be given or fail to include the Vantage Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Vantage, the Vantage Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer or a temporary “stop, look and listen” communication by the Vantage Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act, or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the Vantage Stockholders, a Vantage Takeover Proposal (actions described in this clause (i) being referred to as a “Vantage Adverse Recommendation Change”) or (ii) cause or permit Vantage or any of the Vantage Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Vantage Takeover Proposal (other than an Acceptable Vantage Confidentiality Agreement) (each, a “Vantage Acquisition Agreement”).

(e) Notwithstanding anything to the contrary herein, prior to the time the Vantage Stockholder Approval is obtained, the Vantage Board of Directors may, in connection with a bona fide written Vantage Takeover Proposal, which Vantage Takeover Proposal was made after the date of this Agreement (or that was made prior to the date of this Agreement and remade after the date of this Agreement) and that did not result from any breach of this Section 7.10, make a Vantage Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(f) to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Vantage Takeover Proposal, if and only if, prior to taking such action, Vantage has complied with its obligations under this Section 7.10 and the Vantage Board of Directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Vantage Takeover Proposal constitutes a Vantage Superior Proposal; provided, however, that prior to taking any such action (i) Vantage has given Yadkin at least five Business Days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Vantage Superior Proposal, including the identity of the party making such Vantage Superior Proposal) and has contemporaneously provided a copy to Yadkin of all written materials (including all transaction agreements and related documents) with or from the party making such Vantage Superior Proposal, (ii) Vantage has negotiated, and has caused its Representatives to negotiate, in good faith with Yadkin during such notice period to the extent Yadkin wishes to negotiate, to enable Yadkin to revise the terms of this Agreement such that it would cause such Vantage Superior Proposal to no longer constitute a Vantage Superior Proposal and (iii) following the end of such notice period, the Vantage Board of Directors shall have considered in good faith any changes to this Plan of Merger proposed in writing by Yadkin, and shall have determined that the Vantage Superior Proposal would continue to constitute a Vantage Superior Proposal if such revisions were to be given effect. In the event of any material revisions to a Vantage Takeover Proposal that could have an impact, influence or other effect on the Vantage Board of Directors’ decision or discussion with respect to whether such proposal is a Vantage Superior Proposal, Vantage shall deliver a new written notice to Yadkin pursuant to the foregoing clause (i) and again comply with the requirements of this Section 7.10(e) with respect to such new written notice; provided, however, that references herein to the five Business Day period shall be deemed to be references to a three Business Day period with respect thereto.

(f) Provided that Vantage and the Vantage Board of Directors comply with their applicable obligations under Section 7.10(e), nothing in this Section 7.10 shall prohibit the Vantage Board of Directors from (i) taking and disclosing to the Vantage Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any “stop-look-and-listen” communications to Vantage Stockholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Vantage Stockholders); provided, however, that the taking of any action pursuant to either of the preceding clauses (i) or (ii) shall in no way limit or modify the effect of this Agreement with respect to any such action taken.

(g) As used in this Agreement, “Vantage Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Yadkin and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of Vantage and its Subsidiaries equal to more than 10% of Vantage’s consolidated assets or to which more than 10% of Vantage’s net income on a consolidated basis are attributable, (ii) acquisition of more than 10% of the outstanding Vantage Common Stock or the capital stock of any Subsidiary of Vantage, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 10% of the outstanding Vantage Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Vantage or any of its Subsidiaries, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income and Vantage Common Stock involved is more than 10%; in each case, other than the Merger.

(h) As used in this Plan of Merger, “Vantage Superior Proposal” shall mean any bona fide written Vantage Takeover Proposal that the Vantage Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Vantage Stockholders from a financial point of view than the Merger, taking into account (i) all legal, regulatory and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (ii) any changes to the terms of this Agreement proposed by Yadkin in response to such proposal or otherwise.

7.11 Corporate Governance.

(a) Prior to the Effective Time, Yadkin shall take all actions necessary to adopt the amendments to the Yadkin Bylaws substantially in the form set forth in Exhibit F, effective as of the Effective Time.

(b) At the Effective Time, seven current members of the Yadkin Board will be appointed to the Board of Directors of the Surviving Corporation and the Board of Directors of the Surviving Bank, such members to be selected by the current members of the Yadkin Board, with the consent of the current members of the Vantage Board, which consent shall not be unreasonably withheld, to serve along with seven current members of the Vantage Board and Vantage Bank Board, such members to be selected by the current members of the Vantage Board, with the consent of the current members of the Yadkin Board, which consent shall not be unreasonably withheld, for a period of 24 months following the Effective Time in accordance with the Bylaws of the Surviving Corporation as amended pursuant to Section 7.11(a).

(c) At the Effective Time, the Board of Directors of the Surviving Corporation shall establish a committee for the purpose of administering the Phantom Plan as follows: (i) the members of such committee shall be mutually agreed upon by the Piedmont Board and the Yadkin Board prior to the Effective Time; (ii) the committee shall be comprised of three members of the Piedmont Board immediately prior to the Effective Time and two members of the Yadkin Board immediately prior to the Effective Time; and (iii) thereafter, the Board of Directors of the Surviving Corporation may not alter the composition of such committee unless a majority of the then members of such committee consent to such alteration.

(d) Subject to and in accordance with the Bylaws of the Surviving Corporation, Mr. Joseph H. Towell will serve as the Executive Chairman of the Surviving Corporation and Surviving Bank, and Mr. Scott M. Custer will serve as President and Chief Executive Officer of the Surviving Corporation and the Surviving Bank. The Executive Chairman shall (i) serve as the Chairman of the Boards of Directors of the Surviving Corporation and Surviving Bank, and (ii) be an officer position, and, together with the Chief Executive Officer, shall report to the Boards of Directors of the Surviving Corporation and Surviving Bank. Mr. Joseph H. Towell will serve as Chairman of the Operating Committee of the Surviving Bank. Mr. Adam Abram will serve as the Lead Independent Director of the Board of Directors of the Surviving Corporation and Surviving Bank. At the Effective Time, the Board will adopt a charter substantially in the form attached hereto as Exhibit G for the Operating Committee of the Surviving Corporation and the Surviving Bank.

(e) As soon as practicable following the Effective Time, Yadkin shall consider a proposal to convert to a Delaware corporation.

(f) As soon as practicable following the date of this Agreement, Yadkin will use reasonable commercial efforts to obtain the approval of the listing of the Yadkin Common Stock on the New York Stock Exchange, such that the Yadkin Common Stock, (including the shares of Yadkin Common Stock to be issued in the Mergers) shall, at the Effective Time be listed on the New York Stock Exchange.

7.12 Restructuring Efforts. If Yadkin shall have failed to obtain the requisite vote or votes of its shareholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its shareholders or at any adjournment or postponement thereof, then, unless this Agreement shall have been terminated pursuant to its terms, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that no Party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such Party or its shareholders or stockholders, as applicable) and to resubmit the transaction to Yadkin’s shareholders for approval, with the timing of such resubmission to be determined at the request of Vantage.

7.13 Reasonable Best Efforts; Cooperation. Each of Yadkin and Vantage agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement.

7.14 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Vantage shall take all such steps as may be required to cause any acquisitions of Vantage Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of Yadkin who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Vantage to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.15 Vantage Offering. As of the date of this Agreement, Vantage shall have entered into securities purchase agreements with investors to purchase shares of capital stock of Vantage for approximately $47 million in order to redeem the Series A and Series B Preferred Stock (the “Vantage Offering”). The Vantage Offering shall close within 30 days of the date of this Agreement.

7.16 Piedmont Matters. As of the Effective Time, Piedmont shall (i) have terminated any and all contracts and agreements except for: (A) the Phantom Plan and underlying award agreements set forth in Section 5.2(a) of the Piedmont Disclosure Schedule; and (B) that certain lease agreement between Piedmont and Highwood

Properties, Inc.; and (ii) have no other assets or liabilities on the balance sheet of Piedmont except for: (A) cash; (B) 32,242,726 shares of Vantage Common Stock; (C) a deferred tax asset; (D) the Phantom Plan, and (E) obligations under that certain lease agreement between Piedmont and Highwood Properties, Inc.

7.17 Form S-8. Simultaneous with the Closing, the Surviving Corporation shall file with the SEC a registration statement on Form S-8 to register under the Securities Act the Holdback Shares deposited in the Trust.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation To Effect the Mergers. The respective obligations of the Parties to effect the Mergers shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a) Shareholder Approvals. The Piedmont Stockholder Approval, the Yadkin Shareholder Approval and the Vantage Stockholder Approval shall have been obtained by the requisite affirmative vote of the holders of Piedmont Shares, Yadkin Shares and the Vantage Shares entitled to vote thereon.

(b) The NYSE Listing. The shares of Yadkin Common Stock to be issued to the holders of Vantage Common Stock and Piedmont Common Stock upon consummation of the Mergers shall have been authorized for listing on the New York Stock Exchange (or such other national securities exchange mutually agreed upon by the Parties).

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Mergers.

(e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Mergers, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(f) Vantage TARP Redemption. The Vantage Series A Preferred Stock and the Vantage Series B Preferred Stock shall have been redeemed by Vantage.

(g) Change-In-Control Payments. The Employees of Vantage and Yadkin that enter into employment agreements with the Surviving Corporation and the Surviving Bank pursuant to Section 7.5(e) shall have waived the right to receive any cash change-in-control payments to which they could otherwise be entitled as a result of the Mergers in consideration of such employees’ continued employment with the Surviving Corporation and Surviving Bank following the Effective Time.

8.2 Conditions to Obligations of Vantage. The obligation of Vantage to effect the Vantage Merger is also subject to the satisfaction, or waiver by Vantage, at or before the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 10.2, the representations and warranties of Yadkin set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Vantage shall have received a certificate signed on behalf of Yadkin by the Chief Executive Officer or the Chief Financial Officer of Yadkin to the foregoing effect.

(b) Performance of Obligations of Yadkin. Yadkin shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Vantage shall have received a certificate signed on behalf of Yadkin by the Chief Executive Officer or the Chief Financial Officer of Yadkin to such effect.

(c) Federal Tax Opinion. Vantage shall have received the opinion of its counsel, Womble Carlyle Sandridge & Rice, LLP, in form and substance reasonably satisfactory to Vantage, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Vantage Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Yadkin, Vantage and Piedmont.

(d) Support Agreements. Each member of the Yadkin Board shall have executed and delivered to Vantage a Support Agreement in the form attached as Exhibit B.

8.3 Conditions to Obligations of Yadkin. The obligation of Yadkin to effect the Vantage Merger and the Piedmont Merger is also subject to the satisfaction or waiver by Yadkin at or before the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 10.2, the representations and warranties of Vantage and Piedmont set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Yadkin shall have received certificates signed on behalf of Vantage and Piedmont by the Chief Executive Officer or the Chief Financial Officer of Vantage and Piedmont, respectively, to the foregoing effect.

(b) Performance of Obligations of Vantage and Piedmont. Vantage and Piedmont shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Effective Time, and Yadkin shall have received certificates signed on behalf of Vantage and Piedmont by the Chief Executive Officer or the Chief Financial Officer of Vantage and Piedmont, respectively, to such effect.

(c) Federal Tax Opinion. Yadkin shall have received the opinion of its counsel, Nelson Mullins Riley & Scarborough LLP, in form and substance reasonably satisfactory to Yadkin, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Vantage Merger and the Piedmont Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by any of the holders of Yadkin Common Stock in the Mergers. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Piedmont, Yadkin and Vantage.

(d) Support Agreements. Each member of the Vantage Board shall have executed and delivered to Yadkin a Support Agreement in the form attached as Exhibit B.

(e) Stockholder Agreements. Holders of at least 45% of shares of Piedmont shall have executed and delivered to Yadkin a Stockholder Agreement in the form attached as Exhibit C.

(f) Notices of Dissent. Piedmont shall have not received timely notice from its stockholders of their intent to exercise their statutory right to dissent with respect to more than 15% of the outstanding shares of Piedmont Common Stock.

8.4 Conditions to Obligations of Piedmont. The obligation of Piedmont to effect the Piedmont Merger is also subject to the satisfaction, or waiver by Piedmont, at or before the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 10.2, the representations and warranties of Yadkin set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Piedmont shall have received a certificate signed on behalf of Yadkin by the Chief Executive Officer or the Chief Financial Officer of Yadkin to the foregoing effect.

(b) Performance of Obligations of Yadkin. Yadkin shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Piedmont shall have received a certificate signed on behalf of Yadkin by the Chief Executive Officer or the Chief Financial Officer of Yadkin to such effect.

(c) Federal Tax Opinion. Piedmont shall have received the opinion of its counsel, Bryan Cave, LLP, in form and substance reasonably satisfactory to Piedmont, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Piedmont Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Piedmont, Yadkin and Vantage.

(d) Support Agreements. Each member of the Yadkin Board shall have executed and delivered to Vantage a Support Agreement in the form attached as Exhibit B.

(e) Registration Rights Agreement. Yadkin and the Piedmont stockholders that are parties thereto shall have executed and delivered a Registration Rights Agreement substantially in the form attached hereto as Exhibit D.

(f) Trust. Yadkin shall have established the Trust in accordance with Section 1.4(g) hereof, and the Trust Agreement substantially in the form attached hereto as Exhibit E shall have been executed and delivered by Yadkin and the trustee thereunder.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms of this Agreement, after receipt of the Yadkin Shareholder Approval, the Vantage Stockholder Approval or the Piedmont Stockholder Approval (the date of such termination, the “Termination Date”), as follows:

(a) by mutual written consent of Yadkin, Vantage and Piedmont;

(b) by either Piedmont, Yadkin or Vantage, if any Governmental Entity has issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of either of the

Mergers and such Order or other action is final and nonappealable. The right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to the party seeking to terminate if (i) the failure of Yadkin, in the case of a termination by Yadkin, or (ii) the failure of Vantage, in the case of a termination by Vantage, to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the issuance of such an Order or the taking of such an action;

(c) by either Piedmont, Yadkin or Vantage, if the Mergers do not occur on or before December 31, 2014; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the party seeking to terminate if (i) the failure of Yadkin, in the case of a termination by Yadkin, or (ii) the failure of Vantage, in the case of a termination by Vantage, or (iii) the failure of Piedmont, in the case of a termination by Piedmont to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Effective Time to occur on or before December 31, 2014;
(d) by any of Yadkin, Vantage or Piedmont (i) if the Yadkin Shareholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Yadkin Shareholder Approval shall not have been obtained, (ii) if the Vantage Stockholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Vantage Stockholder Approval shall not have been obtained, or (iii) if the Piedmont Stockholder Meeting (including any postponements or adjournments) shall have concluded and finally adjourned and the Piedmont Stockholder Approval shall not have been obtained. The right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to the party seeking to terminate if (A) the failure of Yadkin, in the case of a termination by Yadkin, (B) the failure of Vantage, in the case of a termination by Vantage, or (C) the failure by Piedmont in the case of a termination by Piedmont, to perform any of its obligations under this Agreement required to be performed at or prior to the Yadkin Shareholder Meeting, the Vantage Stockholder Meeting, or the Piedmont Stockholder Meeting, as applicable, has been a substantial cause of, or a substantial factor that resulted in, the Yadkin Shareholder Approval, the Vantage Stockholder Approval, or the Piedmont Stockholder Approval, as applicable, not having been obtained;

(e) by Yadkin, if Vantage or Piedmont shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.3 and (ii) (A) cannot be cured by December 31, 2014, or (B) if capable of being cured by December 31, 2014, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Yadkin’s intention to terminate this Agreement if such breach or failure is not cured) from Yadkin of such breach or failure; provided, that Yadkin shall not have a right to terminate this Agreement pursuant to this Section 9.1(e) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 8.1 or Section 8.2;

(f) by Vantage, if Yadkin shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) (A) cannot be cured by December 31, 2014 or (B) if capable of being cured by December 31, 2014, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Vantage’s intention to terminate this Agreement if such breach or failure is not cured) from Vantage of such breach or failure; provided, that Vantage shall not have a right to terminate this Agreement pursuant to this Section 9.1(f) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 8.1 or Section 8.3;

(g) by Yadkin prior to the receipt of the Vantage Stockholder Approval if (i) the Vantage Board of Directors shall have effected a Vantage Adverse Recommendation Change; (ii) the Vantage Board of Directors

shall have failed to reject a Vantage Takeover Proposal and reaffirm the Vantage Board Recommendation within five Business Days following the public announcement of such Vantage Takeover Proposal and in any event at least two Business Days prior to the Vantage Stockholder Meeting; (iii) Vantage enters into a Vantage Acquisition Agreement; (iv) Vantage shall have failed to comply in all material respects with its obligations under Section 7.10; (v) subject to Vantage’s rights to adjourn or postpone the Vantage Stockholder Meeting, Vantage shall have failed to call, give proper notice of, convene and hold the Vantage Stockholder Meeting; or (vi) Vantage or the Vantage Board of Directors shall have publicly announced its intention to do any of the foregoing;

(h) by Vantage prior to the receipt of the Yadkin Shareholder Approval if (i) the Yadkin Board of Directors shall have effected a Yadkin Adverse Recommendation Change; (ii) the Yadkin Board of Directors shall have failed to reject a Yadkin Takeover Proposal and reaffirm the Yadkin Board Recommendation within five Business Days following the public announcement of such Yadkin Takeover Proposal and in any event at least two Business Days prior to the Yadkin Shareholder Meeting; (iii) Yadkin enters into a Yadkin Acquisition Agreement; (iv) Yadkin shall have shall have failed to comply in all material respects with its obligations under Section 7.9; (v) subject to Yadkin’s rights to adjourn or postpone the Yadkin Shareholder Meeting as permitted by Section 7.4, Yadkin shall have failed to call, give proper notice of, convene and hold the Yadkin Shareholder Meeting; or (vi) Yadkin or the Yadkin Board of Directors shall have publicly announced its intention to do any of the foregoing;

(i) by Yadkin prior to receipt of the Yadkin Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Yadkin Superior Proposal; provided, however, that (i) Yadkin has complied with Section 7.9 in all material respects and (ii) Yadkin pays (or causes to be paid) the Yadkin Termination Fee and Yadkin Expense Reimbursement prior to or simultaneously with such termination;

(j) by Vantage prior to receipt of the Vantage Stockholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Vantage Superior Proposal; provided, however, that (a) Vantage has complied with Section 7.10 in all material respects and (b) Vantage pays (or causes to be paid) the Vantage Termination Fee and Vantage Expense Reimbursement prior to or simultaneously with such termination;

(k) by Yadkin, if (i) the Vantage Stockholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Vantage Stockholder Approval shall not have been obtained as a result of a failure by Piedmont to vote any of Piedmont’s shares of Vantage Common Stock in favor of the Vantage Merger, or (ii) the Piedmont Stockholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Piedmont Stockholder Approval shall not have been obtained.

9.2 Effect of Termination.

(a) In the event that:

(i) this Agreement is terminated by Yadkin pursuant to Section 9.1(g), Vantage shall pay, or cause to be paid, to Yadkin cash in the amount of $2,000,000, plus the out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants, and other Representatives) actually incurred by or on behalf of Yadkin in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated by this Agreement and the due diligence and evaluation by Yadkin of the transactions contemplated by this Agreement, in an aggregate amount not to exceed $1,000,000 (the “Vantage Expense Reimbursement”), and, if at any time prior to the date that is 12 months after the date of such termination, Vantage or any of its Affiliates enters into any definitive agreement providing for a Vantage Takeover Proposal or consummates a Vantage Takeover Proposal,

Vantage shall pay, or cause to be paid, to Yadkin cash in an amount equal to $10,000,000 (the “Vantage Termination Fee”), minus the $2,000,000 paid to Yadkin as provided above;

(ii) this Agreement is terminated by Yadkin pursuant to Section 9.1(e), Vantage shall pay, or cause to be paid, to Yadkin cash in an amount equal to the Vantage Expense Reimbursement; and if (A) any Person shall have made (whether or not subsequently withdrawn) a Vantage Takeover Proposal prior to (1) the date that this Agreement is terminated in the case of a termination pursuant to Section 9.1(e) or (2) the Vantage Stockholder Meeting, and (B) at any time prior to the date that is 12 months after the date of any such termination, Vantage or any of its Affiliates enters into any definitive agreement providing for a Vantage Takeover Proposal or consummates a Vantage Takeover Proposal, then Vantage shall pay, or cause to be paid, to Yadkin cash in an amount equal to the Vantage Termination Fee plus the Vantage Expense Reimbursement (to the extent such Vantage Expense Reimbursement has not been previously paid to Yadkin);

(iii) (A) this Agreement is terminated by Yadkin pursuant to Section 9.1(c), (B) any Person shall have made (whether or not subsequently withdrawn) a Vantage Takeover Proposal prior to the date of any such termination, and (C) at any time prior to the date that is 12 months after the date of any such termination, Vantage or any of its Affiliates enters into any definitive agreement providing for a Vantage Takeover Proposal or consummates a Vantage Takeover Proposal, then Vantage shall pay, or cause to be paid, to Yadkin cash in an amount equal to the Vantage Termination Fee plus the Vantage Expense Reimbursement;

(iv) this Agreement is terminated by Vantage pursuant to Section 9.1(j), then Vantage shall pay, or cause to be paid, to Yadkin, prior to or contemporaneously with such termination, cash in an amount equal to the Vantage Termination Fee plus the Vantage Expense Reimbursement (and any purported termination pursuant to Section 9.1(j) shall be void and of no force or effect unless Vantage shall have made such payment);

(v) this Agreement is terminated by Vantage pursuant to Section 8.1(h), Yadkin shall pay, or cause to be paid, to Vantage cash in the amount of $2,000,000, plus the out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants, and other Representatives) actually incurred by or on behalf of Vantage in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated by this Agreement and the due diligence and evaluation by Vantage of the transactions contemplated by this Agreement, in an aggregate amount not to exceed $1,000,000 (the “Yadkin Expense Reimbursement”), and, if at any time prior to the date that is 12 months after the date of any such termination, Vantage or any of its Affiliates enters into any definitive agreement providing for a Yadkin Takeover Proposal or consummates a Yadkin Takeover Proposal, Yadkin shall pay, or cause to be paid, to Vantage cash in an amount equal to $10,000,000 (the “Yadkin Termination Fee”) minus the $2,000,000 paid to Vantage as provided above;

(vi) this Agreement is terminated by Vantage pursuant to Section 9.1(f), Yadkin shall pay, or cause to be paid, to Vantage cash in an amount equal to the Yadkin Expense Reimbursement; and if (A) any Person shall have made (whether or not subsequently withdrawn) a Yadkin Takeover Proposal prior to (1) the date that this Agreement is terminated in the case of a termination pursuant to Section 9.1(f) or (2) the Yadkin Shareholder Meeting, and (B) at any time prior to the date that is 12 months after the date of any such termination, Yadkin or any of its Affiliates enters into any definitive agreement providing for a Yadkin Takeover Proposal (provided that, for purposes of this Section 9.2(a)(vi)(B), the references to “10%” in the definition of “Yadkin Takeover Proposal” shall be deemed to be references to “50%”) or consummates a Yadkin Takeover Proposal, then Yadkin shall pay, or cause to be paid, to Vantage cash in an amount equal to the Yadkin Termination Fee plus the Yadkin Expense Reimbursement (to the extent such Yadkin Expense Reimbursement has not been previously paid to Vantage);

(vii) (A) this Agreement is terminated by Vantage or Piedmont pursuant to Section 9.1(c), (B) any Person shall have made (whether or not subsequently withdrawn) a Yadkin Takeover Proposal prior to the date of any such termination, and (C) at any time prior to the date that is 12 months after the date of any such termination, Yadkin or any of its Affiliates enters into any definitive agreement providing for a Yadkin Takeover

Proposal (provided that, for purposes of this Section 9.2(a)(vii)(B), the references to “10%” in the definition of “Yadkin Takeover Proposal” shall be deemed to be references to “50%”) or consummates a Yadkin Takeover Proposal, then Yadkin shall pay, or cause to be paid, to Vantage cash in an amount equal to the Yadkin Termination Fee plus the Yadkin Expense Reimbursement;

(viii) this Agreement is terminated by Yadkin pursuant to Section 9.1(i), then Yadkin shall pay, or cause to be paid, to Vantage, prior to or contemporaneously with such termination, cash in an amount equal to the Yadkin Termination Fee plus the Yadkin Expense Reimbursement (and any purported termination pursuant to Section 9.1(i) shall be void and of no force or effect unless Yadkin shall have made such payment); or

(ix) this Agreement is terminated by Yadkin pursuant to Section 9.1(k), then Vantage shall pay, or cause to be paid, to Yadkin, prior to or contemporaneously with such termination, cash in an amount equal to the Vantage Termination Fee plus the Vantage Expense Reimbursement.

(b) Each of the Parties hereto acknowledge and agree that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. Accordingly, (i) if Vantage fails to pay the amounts due pursuant to this Section 9.2 and, in order to obtain such payment, Yadkin commences a suit that results in a judgment against Vantage for the Vantage Termination Fee or the Vantage Expense Reimbursement, then Vantage shall pay Yadkin its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Vantage Termination Fee and the Vantage Expense Reimbursement, as applicable, from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made and (ii) if Yadkin fails to pay the amount due pursuant to this Section 9.2 and, in order to obtain such payment, Vantage commences a suit that results in a judgment against Yadkin for the Yadkin Termination Fee or the Yadkin Expense Reimbursement, then Yadkin shall pay Vantage its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Yadkin Termination Fee or the Yadkin Expense Reimbursement, as applicable, from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made.

(c) On any termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate and forthwith become void and have no further force or effect (except for the provisions of Section 7.2(b), Section 9.2 and Article X), and, subject to the payment of any amounts owing pursuant to this Section 9.2, there shall be no other liability on the part of Yadkin, Vantage or Piedmont to the other Parties. Notwithstanding anything in this Agreement to the contrary, no party hereto will be relieved or released from any liability or damages arising from a willful or intentional breach of any provision of this Agreement or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

9.3 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Mergers by the shareholders of Yadkin; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Yadkin, there may not be, without further approval of such shareholders, any amendment of this Agreement that (a) alters or changes the amount or the form of the merger consideration to be delivered under this Agreement, if such alteration or change would adversely affect the holders of any security of Yadkin, (b) alters or changes any term of the certificate of incorporation of the Surviving Corporation, if such alteration or change would adversely affect the holders of any security of Yadkin, or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of Yadkin, in each case other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.4 Extension; Waiver. At any time before the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the Parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”). If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Vantage, then Vantage may postpone the Closing until the first full week after the end of that fiscal quarter.

10.2 Standard. No representation or warranty of Yadkin contained in Article III of Vantage contained in Article IV or Piedmont in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no Party shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Yadkin, Article IV, in the case of Vantage or Article V in the case of Piedmont, has had or would be reasonably likely to have a Material Adverse Effect with respect to Yadkin, Vantage or Piedmont, respectively (disregarding for purposes of this Section 10.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.2, 3.3(a), 3.3(b)(i) and 3.7 in the case of Yadkin; Sections 4.2, 4.3(a), 4.3(b)(i), and 4.7, in the case of Vantage, and Sections 6.2(a) and 6.2(d) in the case of Piedmont, shall be deemed untrue and incorrect if not true and correct in all material respects; and (y) Section 3.8(a), in the case of Yadkin, and Section 4.8(a), in the case of Vantage, shall be deemed untrue and incorrect if not true and correct in all respects.

10.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 7.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Yadkin, to:

Yadkin Financial Corporation

300 E. Broad Street

Statesville, NC 28677

Attention: Joseph Towell, President and Chief Executive Officer

E-mail: Joe.Towell@yadkinbank.com

with a copy to:

Nelson Mullins Riley & Scarborough LLP

Poinsett Plaza, Suite 900

104 South Main Street

Greenville, SC 29601

Attention: Neil E. Grayson

Email: neil.grayson@nelsonmullins.com

(b) if to Vantage, to:

VantageSouth Bancshares, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, NC 27612

Attention: Scott M. Custer, President and Chief Executive Officer

Email: Scott.Custer@vsb.com

with a copy to:

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW, Suite 2400

Atlanta, GA 30363

Attention: Richard T. Hills

Email: rhills@wcsr.com

(c) if to Piedmont, to:

Piedmont Community Bank Holdings, Inc.

3600 Glenwood Avenue

Raleigh, NC 27612

Attention: Scott M. Custer, President and Chief Executive Officer

Email: Scott.Custer@vsb.com

with a copy to:

Bryan Cave, LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Kenneth L. Henderson

email: kenneth.henderson@bryancave.com

10.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Yadkin Disclosure Schedule, the Vantage Disclosure Schedule and the Piedmont Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. For purposes of this Agreement, (a) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns) and (b) “Knowledge” of any person that is not an individual means the actual knowledge (without investigation) of such person’s directors and senior executive officers.

10.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

10.7 Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

10.8 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts-of-law principles. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Raleigh, North Carolina. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.9 Publicity. Neither Yadkin, Vantage nor Piedmont shall, and neither Yadkin, Vantage nor Piedmont shall permit any of its Subsidiaries or agents to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Vantage and Piedmont, in the case of a proposed announcement by Yadkin, or Yadkin, in the case of a proposed announcement by Vantage or Piedmont; provided, however, that any Party may, without the prior consent of the other Parties (but after prior consultation with the other Parties to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of NASDAQ, NYSE MKT, or the New York Stock Exchange.

10.10 Assignment; Third-Party Beneficiaries.

(a) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties any rights or remedies under this Agreement.

(b) No provision in this Agreement modifies or amends or creates any employee benefit plan, program or document (“Benefit Plan”) unless this Agreement explicitly states that the provision “amends” or “creates” that Benefit Plan, and no third party shall be entitled to enforce any provision of this Agreement on the grounds that it is an amendment to, or a creation of, a Benefit Plan, unless that provision explicitly states that such enforcement rights are being conferred. This provision shall not prevent the Parties to this Agreement from enforcing any provision of this Agreement. If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to, or creation of a Benefit Plan, and that provision is construed to be such an amendment or creation despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively, thereby precluding it from having any effect.

10.11 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. The Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, Yadkin, Vantage and Piedmont have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

YADKIN FINANCIAL CORPORATION

By:	/s/ Joseph H. Towell
Name: Joseph H. Towell
Title: President and Chief Executive Officer

VANTAGESOUTH BANCSHARES, INC.

By:	/s/ Scott M. Custer
Name: Scott M. Custer
Title: President and Chief Executive Officer

PIEDMONT COMMUNITY BANK HOLDINGS, INC.
By:	/s/ Scott M. Custer
Name: Scott M. Custer
Title: President and Chief Executive Officer

EXHIBIT A

SUBSIDIARY PLAN OF MERGER

This SUBSIDIARY PLAN OF MERGER (the “Plan of Merger”) is made and entered into as of the     day of             , 2014, by and between Yadkin Bank, a North Carolina banking corporation (“Yadkin Bank”), and VantageSouth Bank, a North Carolina banking corporation (“VantageSouth Bank”).

WITNESSETH:

WHEREAS, Yadkin Financial Corporation, a North Carolina corporation (“Yadkin”), VantageSouth Bancshares, Inc., a Delaware corporation (“VantageSouth”), and Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”) entered into that certain Agreement and Plan of Merger dated as of January 27, 2014 (the “Merger Agreement”), which provides for the merger of VantageSouth with and into Yadkin (the “VantageSouth Merger”) and the merger of Piedmont with and into Yadkin (the “Piedmont Merger”);

WHEREAS, following consummation of the VantageSouth Merger and the Piedmont Merger, Yadkin and VantageSouth, as the current sole-shareholders, respectively, of Yadkin Bank and VantageSouth Bank, desire to consolidate the operations of Yadkin Bank and VantageSouth Bank pursuant to the merger of VantageSouth Bank with and into Yadkin Bank (the “Subsidiary Merger”);

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements herein contained, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, VantageSouth Bank shall be merged with and into Yadkin Bank as authorized by the relevant provisions of the Bank Merger Act (12 U.S.C. § 1828(c)) and Chapter 53C of the North Carolina General Statutes. Yadkin Bank shall be the surviving bank resulting from the Subsidiary Merger (the “Surviving Bank”) and shall be operated as a wholly owned subsidiary of Yadkin. At the Effective Time, the separate existence of VantageSouth Bank shall cease.

Section 1.2 Effective Time. The Subsidiary Merger shall not be effective unless and until (i) the VantageSouth Merger is consummated; (ii) the Piedmont Merger is consummated; and (iii) the Subsidiary Merger receives all necessary approvals from the Federal Deposit Insurance Commission (“FDIC”) pursuant to 12 C.F.R. § 303.62 and the North Carolina Commissioner of Banks (“NCCOB”) pursuant to N.C.G.S. § 53C-7 or such later time as specified in the Articles of Merger filed with the North Carolina Secretary of State (the “Effective Time”).

Section 1.3 Articles of Incorporation and Bylaws.

(a) The Articles of Incorporation of Yadkin Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank from and after the Effective Time.

(b) The Bylaws of Yadkin Bank in effect immediately prior the Effective Time shall be the Bylaws of the Surviving Bank from and after the Effective Time until otherwise amended or repealed.

Section 1.4 Directors and Officers. The directors and officers of the Surviving Bank as set forth in Section 7.5(e) and Section 7.11 of the Merger Agreement, together with such additional persons as may thereafter be appointed, shall serve as the directors and officers of the Surviving Bank from and after the Effective Time, in accordance with the Bylaws of the Surviving Bank.

Section 1.5 Offices. The principal office of the Surviving Bank will be located in Statesville, North Carolina. Immediately after the Effective Time, a branch of the Surviving Bank will be established at each branch location of Yadkin Bank and VantageSouth Bank which existed immediately prior to the Effective Time.

Section 1.6 Existence, Rights, Franchises, Duties, Assets and Liabilities of the Surviving Bank.

(a) As of the Effective Time, the corporate existence of Yadkin Bank and VantageSouth Bank shall be merged into and continued in the Surviving Bank, and the Surviving Bank shall be deemed to be the same institution as Yadkin Bank and VantageSouth Bank.

(b) As of the Effective Time, all rights, franchises, and interests of both Yadkin Bank and VantageSouth Bank in and to every type of property (real, personal, and mixed), and all choses in action of both Yadkin Bank and VantageSouth Bank shall be transferred to and vested in the Surviving Bank without any deed or other transfer. The Surviving Bank, upon consummation of the Subsidiary Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of incompetent persons, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by either Yadkin Bank or VantageSouth Bank at the Effective Time.

(c) All liabilities and obligations of both Yadkin Bank and VantageSouth Bank of every kind and description shall be assumed by the Surviving Bank, and the Surviving Bank shall be bound thereby in the same manner and to the same extent that Yadkin Bank and VantageSouth Bank were so bound at the Effective Time.

ARTICLE II

MANNER AND BASIS OF CONVERTING SHARES OF STOCK

Section 2.1 Manner of Conversion. At the Effective Time, by virtue of the Subsidiary Merger and without any action on the part of the holders thereof, the shares of the constituent institutions shall be converted as follows:

(a) Each share of Yadkin Bank common stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time, and shall be the only issued and outstanding shares of the Surviving Bank.

(b) Each share of VantageSouth Bank common stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be canceled and retired and shall cease to exist.

ARTICLE III

COVENANTS AND AGREEMENTS

Section 3.1 Commercially Reasonable Efforts, Cooperation. Subject to the terms and conditions of this Plan of Merger, each of the parties hereto agrees to use its commercially reasonable efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary regulatory approvals, to consummate and make effective, as soon as practicable, the transactions contemplated by this Plan of Merger.

Section 3.2 Regulatory Matters.

(a) Following the execution and delivery of this Plan of Merger, Yadkin Bank and VantageSouth Bank shall cause to be prepared and filed all required applications and filings with the FDIC and NCCOB, and any other state or federal regulatory authority having jurisdiction over the Subsidiary Merger (collectively, such regulatory authorities are referred to herein as the “Regulatory Authorities”) which are necessary or contemplated for the obtaining of the consents or approvals of the Regulatory Authorities for consummation of the Subsidiary Merger. Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require. The parties hereto will cooperate with each other and use their commercially reasonable efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Plan of Merger, including, without limitation, those required or contemplated from the Regulatory Authorities.

(b) Each party hereto will furnish the other parties with all information concerning itself, its directors, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such party to any governmental body in connection with the transactions, applications or filings contemplated by this Plan of Merger. The parties hereto will promptly furnish each other with copies of written communications received by them from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 3.3 Tax Treatment. Each of the parties undertakes and agrees to use its commercially reasonable efforts to cause the Subsidiary Merger to qualify, and to take no action which would cause the Subsidiary Merger not to quality, for treatment as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

ARTICLE IV

CONDITIONS TO CLOSING

The obligations of Yadkin Bank and VantageSouth Bank to consummate the transactions provided for in this Plan of Merger shall be subject to the satisfaction of the following conditions, unless waived by the parties as hereinafter provided for:

Section 4.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Subsidiary Merger shall be subject to the satisfaction of the conditions set forth in Article VIII of the Merger Agreement. In addition, the closing of the Subsidiary Merger is expressly conditioned on the prior closing of the VantageSouth Merger and the Piedmont Merger.

Section 4.2 Regulatory Approvals. The Regulatory Authorities shall have approved or consented to the Subsidiary Merger, and all other required regulatory approvals of the VantageSouth Merger and the Piedmont Merger shall have been received and any applicable waiting periods shall have expired.

ARTICLE V

TERMINATION AND AMENDMENT

Section 5.1 Termination. This Plan of Merger may be terminated and the Subsidiary Merger abandoned at any time prior to the Effective Time by mutual consent of the parties hereto. In the event of the termination and abandonment of this Plan of Merger pursuant to this Section 5.1, this Agreement shall terminate and become void and shall have no effect, without further liability on behalf of any party. The Plan of Merger shall also be terminated automatically in the event the Merger Agreement is terminated pursuant to the provisions of Article IX thereof.

Section 5.2 Amendments. To the extent permitted by law, this Plan of Merger may be amended by a subsequent writing signed by each of Yadkin Bank and VantageSouth Bank.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Counterparts. This Plan of Merger may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

Section 6.2 Persons Bound; No Assignment. This Plan of Merger shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but notwithstanding the foregoing, this Plan of Merger may not be assigned by any party hereto unless the prior written consent of the other parties is first obtained.

Section 6.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of North Carolina.

IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Plan of Merger to be dated as of the date and year first above written.

YADKIN BANK

By:
Joseph H. Towell, President and
Chief Executive Officer

VANTAGESOUTH BANK

By:
Scott M. Custer, Chief Executive Officer

EXHIBIT B

SUPPORT AGREEMENT

January     , 2014

Ladies and Gentlemen:

The undersigned is a director of                             , a                     corporation (“            ”), and the beneficial holder of shares of common stock of             (the “             Common Stock”).

                             , a                     corporation (“            ”), and              are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Yadkin through the merger of Yadkin with and into Vantage (the “Merger”). The consummation of the Merger pursuant to the Agreement by             is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that             will incur in connection with the transactions contemplated by the Agreement and to induce             to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of             , and not in his or her capacity as a director or officer of             , as follows:

1. While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of         , which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) before the record date of the meeting of                     shareholders to approve the Merger (the “            Shareholders Meeting”) any or all of his or her shares of                     Common Stock or (b) deposit any shares of                     Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of             Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2. While this letter agreement is in effect, the undersigned shall vote all of the shares of             Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of             Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the                     Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) (other than the Merger).

3. The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available,             shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of              and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of             .

6. This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7. As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of              Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name
Number of shares owned with sole voting authority:
Number of shares owned with shared voting authority:

Accepted and agreed to as of the date first above written:

By:
Its:

EXHIBIT C

STOCKHOLDERS’ AGREEMENT

January     , 2014

Ladies and Gentlemen:

The undersigned is a beneficial holder of shares of common stock (the “Piedmont Common Stock”) of Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”). Piedmont is the beneficial holder of shares of common stock of VantageSouth Bancshares, Inc. (the “Vantage Common Stock”).

Yadkin Financial Corporation, a North Carolina corporation (“Yadkin”), VantageSouth Bancshares, Inc. (“Vantage”), have entered into an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Vantage through the merger of Vantage with and into Yadkin and the acquisition of Piedmont through the merger of Piedmont with and into Yadkin (the “Mergers”). The consummation of the Mergers pursuant to the execution of the Agreement by Yadkin is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Yadkin will incur in connection with the transactions contemplated by the Agreement and to induce Yadkin to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in its capacity as a shareholder of Piedmont, as follows:

1. While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Yadkin, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) before the record date of the meeting of Piedmont shareholders to approve the Merger (the “Piedmont Shareholders Meeting”) any or all of its shares of Piedmont Common Stock, (b) vote its shares of Piedmont Common Stock in favor of the sale or other disposition, or encumbrance (other than in connection with an ordinary bank loan), by Piedmont, before the record date of the meeting of Vantage shareholders (the “Vantage Shareholders Meeting”), of any or all of Piedmont’s shares of Vantage Common Stock, (c) deposit any shares of Piedmont Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Piedmont Common Stock, or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Mergers and matters related thereto or (d) vote its shares of Piedmont Common Stock in favor of the deposit by Piedmont of any shares of its Vantage Common Stock into a voting trust or the entry by Piedmont into a voting agreement or arrangement with respect to any shares of Vantage Common Stock, or the granting by Piedmont of any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Mergers and matters related thereto.

2. While this letter agreement is in effect, the undersigned shall vote all of the shares of Piedmont Common Stock for which the undersigned has sole voting authority, if any, and shall use its best efforts to cause to be voted all of the shares of Piedmont Common Stock and Vantage Common Stock, if any, for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Mergers at the Piedmont Shareholders Meeting and Vantage Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) (other than the Mergers).

3. The undersigned hereby waives any rights of appraisal, or rights to dissent from the Mergers, that the undersigned may have.

4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Yadkin shall be entitled to temporary and permanent injunctive relief without having to prove actual damages in respect of the foregoing provisions.

5. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in its capacity as a shareholder of Piedmont.

6. This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Mergers or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7. As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Piedmont Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name
Number of shares of Piedmont Common Stock owned with sole voting authority:

Number of shares of Piedmont Common Stock owned with shared voting authority:

Accepted and agreed to as of the date first above written:

By:
Its:

EXHIBIT D

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (the “Agreement”) made and entered into as of this                 , 2014, by and among Yadkin Financial Corporation, a North Carolina corporation (the “Company”), each of the entities listed on Schedule A hereto and each of the natural persons listed on Schedule B.

RECITALS

WHEREAS, the Company entered into an Agreement and Plan of Merger, dated January __, 2014, (the “Merger Agreement”) by and among the Company, VantageSouth Bancshares, Inc. (“VantageSouth”), a Delaware corporation and Piedmont Community Bank Holdings, Inc. (“Piedmont”), a Delaware corporation, pursuant to which, each of VantageSouth and Piedmont will be merged into the Company, with the Company as the surviving entity in the merger (the “Merger”);

WHEREAS, on the date hereof (the “Closing Date”), as a result of the transactions contemplated by the Merger Agreement, the Primary Holders and the Secondary Holders will receive shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”) in the amount set forth next to their names on Schedules A and B, respectively; and

WHEREAS, it is a condition to the consummation of the transactions contemplated by the Merger Agreement that the Company enter into this Agreement with the Holders.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I CERTAIN DEFINITIONS.

In addition to the other terms defined in this Agreement, the following terms shall have the following meanings, applicable to both the singular and plural forms thereof:

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day on which the New York Stock Exchange is open for trading.

“Holders” means the Primary Holders and the Secondary Holders.

“Holders’ Counsel” means one counsel for the selling Holders chosen by Holders holding a majority interest in the Registrable Securities being registered.

“Marketed Offering” shall mean a registered underwritten offering of Registrable Securities (including any registered underwritten Shelf Takedown) that is consummated, withdrawn or abandoned by the applicable Holders following formal participation by the Company’s management in a customary “road show” (including an “electronic road show”) or other similar marketing effort by the Company.

“Other Registration Rights Agreements” means registration rights agreements entered into by the Company after the date hereof.

“Person” means an individual, a partnership (general or limited), corporation, limited liability company, joint venture, business trust, cooperative, association or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary) or any other entity.

“Primary Holders” means any one or more of the Persons (or any Affiliate thereof to which rights are assigned in accordance with Section 23 of this Agreement) whose names are on Schedule A, provided, however, that the term “Primary Holders” shall not include any of the foregoing that ceases to own or hold any Registrable Securities.

“Prospectus” means the prospectus related to any registration statement (including, without limitation, a prospectus or prospectus supplement that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance on Rule 415, 430A, 430B or 430C under the Securities Act, as amended or supplemented by any amendment or prospectus supplement), including post-effective amendments, and all materials incorporated by reference in such prospectus.

“Registrable Security(ies)” means any shares of Common Stock acquired on the Closing Date or hereafter owned by the Holders; provided that as to any particular Registrable Securities, such securities shall cease to constitute Registrable Securities (i) when a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of thereunder; or (ii) when and to the extent such securities are permitted to be publicly sold without limitation as to amount pursuant to Rule 144 (or any successor provision to such Rule) under the Securities Act or are otherwise freely transferrable to the public without further registration under the Securities Act; or (iii) when such securities shall have ceased to be issued and outstanding.

“Registration Expenses” means all expenses incurred by the Company in effecting any registration pursuant to this Agreement or with respect to which rights to Piggyback Registration are exercised with respect to Registrable Securities (whether or not any registration or prospectus becomes effective or final), including, without limitation, the following: all registration, qualification, filing and listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses incurred in connection with any “road show”, the reasonable fees and disbursements of Holders’ Counsel (not to exceed $50,000), and expenses of the Company’s independent accountants in connection with the registration under the Securities Act of Registrable Securities (including the expenses of any regular or special reviews or audits or “comfort” letters incident to or required by any such registration); but shall not include any underwriting discounts, selling commissions, brokerage fees and stock transfer taxes attributable to the sale of Registrable Securities by the Holders, or the fees and expenses of any legal counsel and any other advisors engaged by the Holders (other than fees and disbursements of Holders’ Counsel not in excess of $50,000).

“Secondary Holders” means any one or more of the nature persons named on Schedule B; provided, however, that the term “Secondary Holders” shall not include any of the foregoing that ceases to own or hold any Registrable Securities.

“SEC” means the United States Securities and Exchange Commission, or such other federal agency at the time having the principal responsibility for administering the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the relevant time.

“WKSI” means a well-known seasoned issuer, as defined in the SEC’s Rule 405.

ARTICLE II DEMAND REGISTRATION.

2.1 (a) Subject to the limitations contained in Section 2(b), at any time after the date that is three months after the Closing Date (the “Rights Effective Date”), Primary Holders may request by written notice delivered to the Company (a “Demand Notice”) that the Company register under the Securities Act all or any portion of the Registrable Securities then held by such Primary Holders, for sale in the manner specified in such notice (including, but not limited to, an underwritten public offering) (a “Demand Registration”). In each such case, the Demand Notice shall specify the number of Registrable Securities for which registration is requested and the proposed manner of disposition of such securities.

(b) The Company shall use its best efforts to file with the SEC within thirty (30) days after the Company’s receipt of a Demand Notice a registration statement for the public offering and sale, in accordance with the method of disposition specified by Primary Holders, of the number of Registrable Securities specified in such notice, and thereafter use its commercially reasonable efforts to cause such registration statement to become effective within sixty (60) days after its filing. Such registration statement may be on Form S-3 or another appropriate form that the Company is eligible to use and that is reasonably acceptable to the managing underwriter, if any; provided that if the Company is a WKSI, an automatic shelf registration on Form S-3 will, at the request of Primary Holders, cover an unspecified number of shares of Common Stock to be sold by the Company and Holders and the Company shall file such a shelf registration statement within fifteen (15) days after receipt of a request by the Primary Holders therefor; provided further that if requested at least fifteen (15) days prior to the Rights Effective Date, the Company shall file such a shelf registration statement on the Rights Effective Date.

(c) The Company shall not have any obligation hereunder to register any Registrable Securities under Section 2(a)(ii) unless it shall have received a request from Primary Holders to register at least ten percent (10%) of the aggregate amount of Registrable Securities held by all of the Primary Holders as of the date of such request.

(d) If the Company is required to use its best efforts to register Registrable Securities in a registration initiated upon the demand of Primary Holders pursuant to Section 2(a)(ii) of this Agreement and the Approved Underwriters, if any, for such offering advise that the inclusion of all securities sought to be registered pursuant to Section 2 hereof may interfere with an orderly sale and distribution of or may materially adversely affect the price of such offering, then the Company will include in such offering, first, the aggregate number of Registrable Securities that are participating in such offering pursuant to Sections 2(a)(ii) or 3(a), allocated pro rata among the Registrable Securities based on the number of shares of Common Stock beneficially owned by each such Holder on the date that the Demand Notice is received by the Company which the Approved Underwriters, if any, advise will not likely have such effect, and second, all other securities requested or proposed to be included in such registration (including shares of Common Stock to be sold for the account of the Company).

(e) Upon the demand of Primary Holders pursuant to Section 2(a)(ii) made at any time and from time to time, the Company will facilitate in the manner described in this Agreement a “takedown” of shares of Common Stock off of an effective shelf registration statement on Form S-3 pursuant to Rule 415 of the Securities Act (a “Shelf Takedown”), including, subject to the limitations set forth in Section 2(b), an underwritten Shelf Takedown. Notwithstanding the foregoing, such Primary Holders may not demand a Shelf Takedown for an offering that will result in the imposition of a lockup on the Company and the Primary Holders unless the shares requested to be sold by the Primary Holders in such takedown have an aggregate market value (based on the most recent closing price of the Common Stock at the time of the demand) of at least $10 million.

(f) If any Demand Registration of Registrable Securities is in the form of an underwritten public offering, the Primary Holders shall select and obtain one or more investment banking firms of national or regional reputation to act as the managing underwriter or underwriters of the offering; provided, however, that such firm or firms shall, in any case, also be approved by the Company, such approval not to be unreasonably withheld, delayed or conditioned. An investment banking firm or firms selected pursuant to this Section 2(a)(vi) shall be referred to as the “Approved Underwriter” herein.

(g) Upon the demand of Holders, the Company will file and seek the effectiveness of a post-effective amendment to an existing shelf registration statement on Form S-3 in order to register up to the number of shares previously taken down off of such shelf by such Holders and not yet “reloaded” onto such shelf registration statement. The Holders and the Company will consult and coordinate with each other in order to accomplish such replenishments from time to time in a sensible manner.

2.2 The obligations of the Company to effect, or to take any action to effect, a Demand Registration or an underwritten Shelf Takedown shall be limited as follows:

(a) In connection with the provisions of this Section 2, the Primary Holders may require the Company to effect no more than three (3) Demand Registrations or underwritten Shelf Takedowns in the aggregate in any 365 day period during the six (6) year period commencing on the Rights Effective Date. After the expiration of the such period, the Company shall no longer have any obligation to file Demand Registrations at the request of the Primary Holders.

(b) For the avoidance of doubt, until the six (6) year anniversary of the Rights Effective Date, there shall be no limit on the number of non-underwritten Shelf Takedowns that Primary Holders may request (but after such date, Primary Holders shall no longer have the right to make any such requests), and, to the extent that Registrable Securities are not covered by an effective shelf registration on Form S-3, the Primary Holders shall be entitled to demand that the Company effect such a shelf-registration, notwithstanding the limits set forth in this Section 2(b) and no such demand for a shelf registration statement shall count against the limits set forth in this Section 2(b).

2.3 Notwithstanding any other provision of this Agreement, the Company shall have the right to defer or suspend the filing or effectiveness of a registration statement relating to any registration requested under Section 2(a) for a reasonable period of time not to exceed 90 days if a prior registration statement of the Company for an underwritten, public offering by the Company of its securities was declared effective by the SEC less than 120 days prior to the anticipated effective date of the requested registration.

2.4 No registration of Registrable Securities under this Section 2 shall relieve the Company of its obligation (if any) to effect registrations of Registrable Securities pursuant to Section 3.

ARTICLE III INCIDENTAL REGISTRATION.

3.1 After the three (3) month anniversary of the Rights Effective Date, and until the date that is the fifth anniversary of the Rights Effective Date, subject to the other restrictions contained in this Section 3, if the Company proposes, other than pursuant to Section 2, to register any equity securities of the Company (collectively, “Other Securities”) for public sale under the Securities Act (whether proposed to be offered for sale by the Company or by any other Person) on a form and in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, it will give prompt written notice (which notice shall specify the intended Registration and distribution) to Holders of its intention to do so (such notice, an “Incidental Notice”), and upon the written request of Holders delivered to the Company within five (5) Business Days after the giving of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by Holders) the Company will use its commercially reasonable efforts to effect, in connection with the registration of the Other Securities, the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holders (a “Piggyback Registration”); provided, however, that:

(a) if, at any time after giving such written notice of its intention to register Other Securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such Other Securities, the Company may, at its election, give written notice of such determination to Holders, if they requested registration, and thereupon the Company shall be relieved of its obligation to register such Registrable Securities in connection with the registration of such Other Securities (but not from its obligation to pay Registration Expenses to the extent incurred in connection therewith as provided in Section 11), without prejudice, however, to the rights (if any) of Holders to request that such registration be effected as a registration under Section 2;

(b) the Company will not be required to effect any registration of Registrable Securities pursuant to this Section 3 if the Company shall have been advised by the managing underwriter for the offering selected by the Company that, in such firm’s opinion, a registration of Registrable Securities and other securities of the Company at that time may interfere with an orderly sale and distribution of the securities being sold in such offering or materially and adversely affect the price of such securities; provided, however, that if an offering of some but not all of the Registrable Securities requested to be registered by the Holders and securities of all other Persons having rights to include securities held by them in such registration would not adversely affect the distribution or price of the securities to be sold in the offering in the opinion of such firm, then the Company will include in such offering: first, the Other Securities to be registered for the Company’s account, second, the Registrable Securities requested to be registered pursuant to Section 3, allocated pro rata among the Registrable Securities based on the number of shares of Common Stock that the Holders beneficially own as of the date of the Incidental Notice, and third, all Other Securities requested to be included in such registration; and

(c) the Company shall not be required to give notice of, or effect any registration of Registrable Securities under this Section 3 incidental to, the registration of any of its securities in connection with mergers, consolidations, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other employee benefit or compensation plans.

3.2 No registration of Registrable Securities effected under this Section 3 shall relieve the Company of its obligations (if any) to effect registrations of Registrable Securities pursuant to Section 2.

ARTICLE IV HOLDBACKS; OTHER RESTRICTIONS AND ACKNOWLEDGEMENTS.

4.1 Each Holder agrees with all other Holders and the Company in connection with any underwritten offering made pursuant to a registration statement filed pursuant to Section 2 or 3(a), (whether or not such Holder elected to include Registrable Securities in such registration statement), if requested (pursuant to a written notice) by the managing underwriter or underwriters in such offering, not to effect any public sale or distribution of any of the Company’s securities (except as part of such underwritten offering), including a sale pursuant to Rule 144 or any swap or other economic arrangement that transfers to another any of the economic consequences of owning the Common Stock, or to give any Demand Notice during the period commencing on the date of the Prospectus and continuing for not more than 90 days after the date of the Prospectus (or, in either case, Prospectus supplement if the offering is made pursuant to a “shelf” registration), pursuant to which such public offering shall be made, plus, a then customary “booster shot” extension required to permit research analysts to publish research reports compliant with Rule 139 under the Securities Act pursuant to FINRA Rule 2711 (or a successor thereto). In connection with any underwritten offering made pursuant to a registration statement filed pursuant to Section 2 or 3, the Company shall be responsible for negotiating all “lock-up” agreements with the underwriters and, in addition to the foregoing provisions of this Section 4, the Holders agree to execute the form so negotiated; provided that the form so negotiated is reasonably acceptable to the Holders and consistent with the agreement set forth in this Section 5 and that, in the case of a Marketed Offering, the Company’s executive officers and directors shall also have executed such form of agreement so negotiated.

4.2 If any registration pursuant to Section 2 of this Agreement shall be in connection with any: (i) Marketed Offering, the Company will cause each of its executive officers and directors to sign a “lock-up” agreement consistent with that contemplated in the immediately preceding paragraph and (ii) underwritten offering, the

Company will also not affect any public sale or distribution of any Common Stock (or securities convertible into or exchangeable or exercisable for common equity) (other than a Registrations on Form S-4, Form S-8 or any successor form for the registration of securities issued or to be issued in connection with a merger, acquisition or employee benefit plan or dividend reinvestment plan) for its own account, within 90 days (plus, a then customary “booster shot” extension required to permit research analysts to publish research reports compliant with Rule 139 under the Securities Act pursuant to FINRA Rule 2711 (or a successor thereto)) after the date of the Prospectus for such offering except as may otherwise be agreed with the Holders in such offering.

4.3 The Company covenants and agrees not to enter into any Other Registration Rights Agreement after the date hereof and prior to the fifth anniversary of the Rights Effective Date that (i) contains registration rights in favor of a third party that would have priority to the rights of the Primary Holders contained in this Agreement or (ii) grants any third party with a right to cause the Company to effect a registration similar to the Demand Registration during such period.

ARTICLE V REGISTRATION PROCEDURES.

If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect or cause a registration as provided in this Agreement and at such times as customarily occur in registered offerings or Shelf Takedowns, as applicable, the Company will:

5.1 Use its best efforts to prepare and file with the SEC, a registration statement within the time periods specified herein, and use its best efforts to cause such registration statement to become effective as promptly as practicable and to remain effective for the lesser of (x) one hundred twenty days (or, in the case of an shelf registration statement on Form S-3, three years from the effective date of the registration statement if such registration statement is filed pursuant to Rule 415 promulgated under the Securities Act) and (y) such shorter period which will terminate when all Registrable Securities covered by such registration statement have been sold (or, if such registration Statement is an automatic shelf registration statement, on the third anniversary of the date of filing of such automatic shelf registration statement); and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

5.2 Prepare and file with the SEC such amendments, post-effective amendments and supplements to such registration statement and the Prospectus used in connection therewith as may be necessary to keep such registration statement effective for such period of time required by Section 5(a) above;

5.3 Within a reasonable time prior to the filing of any registration statement, any Prospectus, any amendment to a registration statement, amendment or supplement to a Prospectus or any free writing prospectus, provide copies of such documents to the Holders of the Registrable Securities being sold and to the underwriter or underwriters of an underwritten offering, if applicable, and to underwriter’s counsel; fairly consider such reasonable changes in any such documents prior to or after the filing thereof as Holders or the underwriter or the underwriters may request;

5.4 Within a reasonable time prior to the filing of any document which is to be incorporated by reference into a registration statement or a Prospectus, provide copies of such document to underwriter’s counsel and counsel for the Holders; fairly consider such reasonable changes in such document prior to or after the filing thereof as underwriter’s counsel or counsel for the Holders shall request; and make such of the representatives of the Company as shall be reasonably requested by such counsel available for discussion of such document;

5.5 Comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during the period during which any such registration statement is required to be effective;

5.6 Furnish to Holders and any underwriter of Registrable Securities, (i) such number of copies (including manually executed and conformed copies) of such registration statement and of each amendment thereof and supplement thereto (including all annexes, appendices, schedules and exhibits), (ii) such number of copies of the Prospectus, used in connection with such registration statement (including each preliminary Prospectus, any summary Prospectus and the final Prospectus), and (iii) such number of copies of other documents, in each case as Holders or such underwriter may reasonably request;

5.7 Use its best efforts to register or qualify all Registrable Securities covered by such registration statement under the securities or “blue sky” laws of states of the United States as Holders or any underwriter shall reasonably request, and do any and all other acts and things which may be reasonably requested by Holders or such underwriter to consummate the offering and disposition of Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business as a foreign corporation or as a dealer in securities, subject itself to taxation, or consent to general service of process in any jurisdiction wherein it is not then so qualified or subject;

5.8 Reasonably cooperate with Holders and the sole underwriter or managing underwriter of an underwritten offering of shares, if any, to facilitate the timely preparation and delivery of certificates representing the shares to be sold and not bearing any restrictive legends; and enable such shares to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the Holders or the sole underwriter or managing underwriter of an underwritten offering of shares, if any, may reasonably request at least five days prior to any sale of such shares;

5.9 Use, as soon as practicable after the effectiveness of the registration statement, best efforts to cause the Registrable Securities covered by such registration statement to be registered with, or approved by, such other United States public, governmental or regulatory authorities, if any, as may be required in connection with the disposition of such Registrable Securities;

5.10 Use its best efforts to list the securities covered by such registration statement on any securities exchange on which any securities of the Company is then listed, if the listing of such Registrable Securities are then permitted under the applicable rules of such exchange;

5.11 Cooperate with each selling Holder and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

5.12 Take all other steps reasonably necessary to effect the registration of the Registrable Securities contemplated hereby and reasonably cooperate with the holders or underwriters (in the case of an underwritten offering) of such Registrable Securities to facilitate the disposition of such Registrable Securities pursuant thereto;

5.13 Notify each selling Holder, its counsel and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a registration statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (iv) if at any time the Company has reason to believe that the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 5(o) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) if the Company has knowledge of the happening of any event that makes any statement made in such registration statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, Prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (which notice shall notify the selling holders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information);

5.14 upon the occurrence of, and its knowledge of, any event contemplated by Section 5(m)(vi) above, prepare a supplement or post-effective amendment to the registration statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such that the registration statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and the Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

5.15 enter into such agreements and take such other appropriate actions as are customary and reasonably necessary to expedite or facilitate the disposition of such Registrable Securities (including, in the case of an underwritten offering, underwriting agreements in customary form, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein), and in that regard, deliver to the Holders such documents and certificates as may be reasonably requested by any Holder of the Registrable Securities being sold or, as applicable, the managing underwriters, to evidence the Company’s compliance with this Agreement including, without limitation, using its commercially reasonable efforts to cause its independent accountants to deliver to the Company (and to the Holders of Registrable Securities being sold in any registration) an accountants’ comfort letter substantially similar to that in scope delivered in an underwritten public offering and covering audited and interim financial statements included in the registration statement or, if such letter can not be obtained through the exercise of the Company’s commercially reasonable efforts, cause its independent accountants to deliver to the Company (and to the Holders of Registrable Securities being sold in any registration) a comfort letter based on negotiated procedures providing comfort with respect to the Company’s financial statements included or incorporated by reference in the registration statement at the highest level permitted to be given by such accountants under the then applicable standards of the Association of Independent Certified Accountants with respect to such registration statement. In addition, the Company shall furnish to the Holders of Registrable Securities being included in any registration hereunder an opinion of counsel in substance and scope to that customarily delivered to underwriters in public offerings; and

5.16 if such sale is pursuant to an underwritten public offering, obtain a “cold comfort” letter dated the effective date of the registration statement and the date of the closing under the underwriting agreement from the Company’s independent registered public accounting firm in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter reasonably requests.

Each Holder agrees if such Holder has Registrable Securities covered by such registration statement that, upon receipt of any written notice from the Company of the happening of any event of the kind described in Section 5(m)(vi) or the existence of a Blackout Period, such holder will forthwith discontinue disposition of such Registrable Securities covered by such registration statement or Prospectus until such holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(n), or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such

Prospectus; provided, however, that the time periods under Section 5(a) with respect to the length of time that the effectiveness of a registration statement must be maintained shall automatically be extended by the amount of time the holder is required to discontinue disposition of such securities.

ARTICLE VI UNDERWRITING.

6.1 If requested by the underwriters for any underwritten offering of Registrable Securities pursuant to a registration hereunder, the Company will enter into and perform its obligations under an underwriting agreement with the underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, customary provisions relating to indemnities and contribution and the provision of opinions of counsel and accountants’ letters.

6.2 If any registration pursuant to Section 3 hereof shall involve, in whole or in part, an underwritten offering, the Company may require Registrable Securities requested to be registered pursuant to Section 3 to be included in such underwriting on the same terms and conditions as shall be applicable to the securities being sold through underwriters under such registration. In such case, Holders, if requesting registration, shall be a party to any such underwriting agreement. Such agreement shall contain such representations and warranties by the Holders requesting registration and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, provisions relating to indemnities and contribution.

6.3 In any offering of Registrable Securities pursuant to a registration hereunder, Holders shall also enter into such additional or other agreements as may be customary in such transactions, which agreements may contain, among other provisions, such representations and warranties as the Company or the underwriters of such offering may reasonably request (including, without limitation, those concerning Holders their Registrable Securities, Holders’ intended plan of distribution and any other information supplied by it to the Company for use in such registration statement), and customary provisions relating to indemnities and contribution.

ARTICLE VII INFORMATION BLACKOUT.

7.1 Upon written notice from the Company to Holders that the Company has determined in good faith that sale of Registrable Securities pursuant to the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law (A) which disclosure would have a material adverse effect on the Company or (B) relating to a material business transaction involving the Company (an “Information Blackout”), the Company may postpone the filing of effectiveness of any registration statement required hereunder and, if such registration statement has become effective, the Company shall not be required to maintain the effectiveness of such registration statement and Holders shall suspend sales of Registrable Securities pursuant to such registration statement, in each case, until the earlier of (i) forty-five (45) days after the Company makes such good faith determination, which may, upon advanced written notice to Holders, be renewed for a second forty-five day period if deemed necessary in the good faith judgment of the Company, and (ii) such time as the Company notifies the Holders that such material information has been disclosed to the public or has ceased to be material or that sales pursuant to such registration statement may otherwise be resumed (the number of days from such notice from the Company until the day when the Information Blackout terminates hereunder is hereinafter called a “Blackout Period”).

7.2 Any delivery by the Company of notice of an Information Blackout during the forty-five (45) days immediately following effectiveness of any registration statement effected pursuant to Section 2(a) hereof shall give the Holders the right, by written notice to the Company within twenty (20) Business Days after the end of such Blackout Period, to cancel such registration; in which event, such registration shall not count towards the limits on registrations under Section 2(b).

7.3 If one or more Information Blackouts should occur, then the periods of time that Holders may require the Company to effect the number of Demand Registrations or Shelf Takedowns set forth in each of Sections 2(b)(i) and 2(b)(ii) shall be extended by an aggregate number of days equal to the total number of days in the Blackout Period(s).

ARTICLE VIII RULE 144.

The Company shall use all commercially reasonable efforts to take all actions necessary to comply with the filing requirements described in Rule 144(c)(1) or any successor thereto so as to enable the Holders to sell Registrable Securities without registration under the Securities Act. Upon the written request of Holders, the Company will deliver a written statement as to whether it has complied with the filing requirements under Rule 144(c)(1) or any successor thereto and will cooperate in all reasonable respects with the Holders to remove any restrictive legends contained on any certificates so as to facilitate a sale by the Holders of such shares under Rule 144.

ARTICLE IX PREPARATION; REASONABLE INVESTIGATION; INFORMATION

(a) In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, (i) the Company will give the Holders and underwriters, if any, and their respective counsel and accountants, drafts of such registration statement for their review and comment prior to filing, (ii) during normal business hours and subject to such reasonable limitations as the Company may impose to prevent disruption of its business, the Company will provide the underwriters, its counsel and accountants, as well as counsel and accountants to Holders, reasonable and customary access to the Company’s books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of such underwriters, its counsel and Holder’s counsel, to conduct a reasonable investigation within the meaning of the Securities Act and (iii) as a condition precedent to including any Registrable Securities in any such registration, the Company may require Holders to furnish the Company such information regarding Holders and the distribution of such securities as the Company may from time to time reasonably request in writing or as shall be required by law or the SEC in connection with any registration.

(b) In connection with each registration and offering of Registrable Securities to be sold by Holders, the Company will, in accordance with customary practice, make available for inspection by representatives of the underwriters and any counsel or accountant retained by such Holders or underwriters all relevant financial and other records, pertinent corporate documents and properties of the Company and cause appropriate officers, managers and employees of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with their due diligence exercise.

ARTICLE X INDEMNIFICATION AND CONTRIBUTION.

10.1 In the case of each offering of Registrable Securities made pursuant to this Agreement, the Company shall, to the extent permitted by law, indemnify and hold harmless Holders, their officers, directors and Affiliates, each underwriter of Registrable Securities so offered and each Person, if any, who controls any of the foregoing Persons within the meaning of the Securities Act (“Holders Indemnitees”), from and against any and all claims, liabilities, losses, damages, expenses and judgments, joint or several, to which they or any of them may become subject, under the Securities Act arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement (or in any preliminary or final Prospectus included therein) relating to the offering and sale of such Registrable Securities, or any amendment thereof or supplement thereto, or in any document incorporated by reference therein, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that the Company shall not be liable to any Holders Indemnitee in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement, or any omission, if such statement or omission shall have been made in reliance upon and in conformity with information furnished to the Company in writing by or on behalf of Holders specifically for use in the preparation of the registration statement (or in any preliminary or final Prospectus included therein), or any amendment thereof or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Holders and shall survive the transfer of such securities. The foregoing indemnity is in addition to any liability which the Company may otherwise have to any Holders Indemnitee.

10.2 In the case of each offering of Registrable Securities made pursuant to this Agreement, each Holder shall, severally, and not jointly, to the extent permitted by law, indemnify and hold harmless the Company, its officers and Affiliates, and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act and (if requested by the underwriters) each underwriter who participates in the offering and each Person, if any, who controls any such underwriter within the meaning of the Securities Act (the “Company Indemnitees”), from and against any and all claims, liabilities, losses, damages, expenses and judgments, joint or several, to which they or any of them may become subject, under the Securities Act arising out of or based upon, any untrue statement or alleged untrue statement of a material fact contained in the registration statement (or in any preliminary or final Prospectus included therein) relating to the offering and sale of such Registrable Securities or any amendment thereof or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that such untrue statement is contained in, or such fact is omitted from, information furnished in writing to the Company by or on behalf of such Holder specifically for use in the preparation of such registration statement (or in any preliminary or final Prospectus included therein). The aggregate liability of each Holder under such indemnity provision shall be limited to an amount equal to the total net proceeds received by such Holder from such offering. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company and shall survive the transfer of such securities. The foregoing indemnity is in addition to any liability which a Holder may otherwise have to any Company Indemnitee.

10.3 In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Section 10, such Person (the “indemnified party”) shall promptly notify the Person against whom such indemnity may be sought (the “indemnifying party”) in writing; provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations provided for in Section 10(a) or (b), except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the indemnifying party shall pay as incurred the fees and expenses of one specified counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel, in the written opinion of such counsel, would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party will consent to entry of any judgment or enter into any settlement which (A) does not include as an unconditional term the giving by the claimant or plaintiff, to the indemnified party, of a release from all liability in respect of such claim or litigation or (B) involves the imposition of equitable remedies or the imposition of any non-financial obligations on the indemnified party.

10.4 If the indemnification provided for in this Section 10 is held by a court of competent jurisdiction to be unavailable in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to herein, then each indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in proportion as is appropriate to reflect the relative fault of all parties in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The parties agree that it would not be just and equitable if contributions pursuant to this Section 10(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation and no indemnifying party shall be required to contribute any amount in excess of the amount by which the total price at which the securities were offered to the public by the indemnifying party exceeds the amount of any damages which the indemnifying party has otherwise been required to pay by reason of an untrue statement or omission.

10.5 The indemnity provided for hereunder shall not inure to the benefit of any indemnified party to the extent that such indemnified party failed to comply with the applicable Prospectus delivery requirements of the Securities Act as then applicable to the person asserting the loss, claim, damage or liability for which indemnity is sought.

ARTICLE XI EXPENSES.

In connection with any registration under this Agreement, the Company shall pay all Registration Expenses. Holders shall be responsible for all other expenses incurred in connection with such registration.

ARTICLE XII IN-KIND DISTRIBUTIONS.

If a Holder seeks to effectuate an in-kind distribution of all or part of its shares to its direct or indirect equityholders, the Company will, subject to applicable lockups, work with such Holder and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder.

ARTICLE XIII MERGER OR CONSOLIDATION.

In the event the Company engages in a merger or consolidation in which the shares of Common Stock are converted into securities of another company, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to Holders by the issuer of such securities. To the extent such new issuer, or any other company acquired by the Company in a merger or consolidation, was bound by registration rights obligations that would conflict with the provisions of this Agreement, the Company will use its reasonable best efforts to modify any such “inherited” registration rights obligations so as not to interfere in any material respects with the rights provided under this Agreement.

ARTICLE XIV NOTICES.

Except as otherwise provided below, whenever it is provided in this Agreement that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties hereto, or whenever any of the parties hereto desires to provide to or serve upon the other party any other communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be delivered in person, mailed by registered or certified mail (return receipt requested) or sent by overnight courier service or via facsimile transmission (which is confirmed), to the following address (or such other address as may be provided by a the Company or a Holder in accordance with this Section):

14.1 if to the Company, to:

Yadkin Financial Corporation

300 E. Broad Street

Statesville, NC 28677

Attention: [                                ]

Fax: [                            ]

14.2 if to any Holder, at its address as it appears in the books and records of the Company.

The furnishing of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been duly furnished or served on the party to which it is addressed, in the case of delivery in person or by facsimile, on the date when sent, in the case of overnight mail, on the day after it is sent and in all other cases, five Business Days after it is sent. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to the persons designated above to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

ARTICLE XV ENTIRE AGREEMENT; AMENDMENT.

This Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral and written agreements, arrangements and understandings among the parties hereto with respect to such subject matter, and this Agreement can be amended, supplemented or changed, and any provision hereof can be waived or a departure from any provision hereof can be consented to, only by a written instrument making specific reference to this Agreement signed by the Company and the Holders; provided that any waiver must be signed by the party entitled to the benefit of the term or matter being waived.

ARTICLE XVI PARAGRAPH HEADINGS.

The paragraph headings contained in this Agreement are for general reference purposes only and shall not affect in any manner the meaning, interpretation or construction of the terms or other provisions of this Agreement.

ARTICLE XVII APPLICABLE LAW.

This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of North Carolina applicable to contracts to be made, executed, delivered and performed wholly within such state and, in any case, without regard to the conflicts of law principles of such state.

ARTICLE XVIII CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

18.1 The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the State of North Carolina and the federal courts of the United States of America located in the State of North Carolina, and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. This consent to jurisdiction is being given solely for purposes of this Agreement and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a party to this Agreement may become involved.

18.2 EACH PARTY, ON BEHALF OF ITSELF AND ITS RESPECTIVE SUCCESSORS AND ASSIGNS, HEREBY IRREVOCABLY WAIVES ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION BASED UPON, OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE XIX SEVERABILITY.

If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

ARTICLE XX EQUITABLE REMEDIES.

The parties hereto agree that irreparable harm would occur in the event that any of the agreements and provisions of this Agreement were not performed fully by the parties hereto in accordance with their specific terms or conditions or were otherwise breached, and that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining and quantifying the amount of damage that will be suffered by the parties hereto in the event that this Agreement is not performed in accordance with its terms or conditions or is otherwise breached. It is accordingly hereby agreed that the parties hereto shall be entitled to an injunction or injunctions to restrain, enjoin and prevent breaches of this Agreement by the other parties and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to and not in lieu of, any other rights and remedies to which the other parties are entitled to at law or in equity.

ARTICLE XXI NO WAIVER.

The failure of any party at any time or times to require performance of any provision hereof shall not affect the right at a later time to enforce the same. No waiver by any party of any condition, and no breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

ARTICLE XXII COUNTERPARTS.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same original instrument.

ARTICLE XXIII SUCCESSORS AND ASSIGNS.

Any and all rights, duties and obligations hereunder shall not be assigned, transferred or delegated by any party hereto without the prior written consent of the other party hereto, except that without the prior written consent of the Company, a Holder may assign, transfer or delegate any of its rights, duties and obligations hereunder to one or more of its Affiliates who receives Registrable Securities. Any transfer or assignment made other than as provided in the first sentence of this Section 23 shall be null and void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written.

THE COMPANY:
YADKIN FINANCIAL CORPORATION

By:
Name: Title:

THE PRIMARY HOLDERS:
[LIGHTYEAR]

By:
Name: Title:

[STONEPOINT]

By:
Name: Title:

THE SECONDARY HOLDERS:

Name:	J. Adam Abram

Name:	Scott Custer

Name:

Name:

Name:

Schedule A

Primary Holders

Name	Number of Shares
[Lightyear]
[Stonepoint]

Schedule B

Secondary Holders

Name	Number of Shares
J. Adam Abram
Scott Custer

EXHIBIT E

RABBI TRUST UNDER

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

PHANTOM EQUITY PLAN

This agreement made this     day of     , by and between Yadkin Financial Corporation, a North Carolina corporation (“Company”) and [            ] (“Trustee”)

WHEREAS, on or prior to the date hereof, Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”) merged with and into Company (the “Merger”) pursuant to the terms and conditions set forth in that certain Agreement and Plan of Merger by and among Yadkin Financial Corporation, VantageSouth Bancshares, Inc., and Piedmont Community Bank Holdings, Inc. dated as of January 24, 2014 (the “Merger Agreement”);

WHEREAS, in connection with the Merger, Company assumed all obligations and liabilities under the Piedmont Community Bank Holdings, Inc. Phantom Equity Plan dated effective as of January 24, 2014 (the “Plan”) attached hereto as Exhibit A;

WHEREAS, Company wishes to establish a trust (hereinafter called “Trust”) and to contribute to the Trust assets that shall be held therein, subject to the claims of Company’s creditors in the event of Company’s Insolvency, as herein defined, until paid to Plan participants and their beneficiaries in such manner and at such times as specified in the Plan;

WHEREAS, it is the intention of the parties that this Trust shall constitute an unfunded arrangement and shall not affect the status of the Plan as an unfunded plan maintained for the purpose of providing deferred compensation for a select group of management or highly compensated employees;

WHEREAS, as part of the Merger, Company is obligated to distribute to the stockholders of Piedmont who participated in the Merger (“Participating Stockholders”) contingent consideration consisting of the “Contingent Shares” as that term is defined in the Merger Agreement;

WHEREAS, this Trust is being established to serve as a source of payment of both (i) amounts payable under the Plan to Plan participants, and (ii) amounts distributable as Contingent Shares to Participating Stockholders under the Merger Agreement;

WHEREAS, it is the intention of Company to make contributions to the Trust to provide itself with a source of shares of common stock of the Company to assist it in the meeting of its liabilities under the Plan and the Merger Agreement;

NOW, THEREFORE, the parties do hereby establish the Trust and agree that the Trust shall be comprised, held and disposed of as follows:

ARTICLE I

ESTABLISHMENT OF TRUST

1.1 For purposes of this Trust agreement, the term Company shall refer to the Company and its successors and assigns.

1.2 Company hereby deposits with Trustee in trust [856,447] shares of Common Stock of the Company (the “Shares”), which shall become the principal of the Trust to be held, administered and disposed of by Trustee as provided in this Trust Agreement.

1.3 The Trust hereby established shall be irrevocable.

1.4 The Trust is intended to be a grantor trust, of which Company is the grantor, within the meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as amended, and shall be construed accordingly.

1.5 The principal of the Trust, and any earnings thereon shall be held separate and apart from other funds of Company and shall be used exclusively for the uses and purposes of Plan participants, Participating Stockholders and general creditors as herein set forth. Plan participants and their beneficiaries shall have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. Any rights created under the Plan, the Merger Agreement and this Trust Agreement shall be mere unsecured contractual rights of Plan participants, Participating Stockholders and their beneficiaries against Company. Any assets held by the Trust will be subject to the claims of Company’s general creditors under federal and state law in the event of Insolvency, as defined in Article 4 herein.

ARTICLE II

PAYMENTS TO PLAN PARTICIPANTS AND THEIR BENEFICIARIES

2.1 The Plan Administrator (as defined in the Plan) shall deliver to Trustee a schedule (the “Payment Schedule”) that indicates the amounts payable in respect of each Plan participant (and his or her beneficiaries), that provides instructions acceptable to Trustee for determining the amounts so payable, the form in which such amount is to be paid (as provided for or available under the Plan), and the time of commencement for payment of such amounts. Except as otherwise provided herein, Trustee shall make payments to the Plan participants and their beneficiaries in accordance with such Payment Schedule. The Trustee shall make provision for the reporting and withholding of any federal, state or local taxes that may be required to be withheld with respect to the payment of benefits pursuant to the terms of the Plan and shall pay amounts withheld to the appropriate taxing authorities or determine that such amounts have been reported, withheld and paid by Company.

2.2 The entitlement of a Plan participant or his or her beneficiaries to benefits under the Plan shall be determined by the Plan Administrator or such party as it shall designate under the Plan.

2.3 Trustee shall make payment of benefits directly to Plan participants or their beneficiaries as they become due under the terms of the Plan, with amounts required for withholding to be paid by each Plan participant to the Company or the Trustee, as applicable, (in the amounts determined by the Plan Administrator) or otherwise provided for in a manner acceptable to the Company or the Trustee, as applicable, for remittance to the appropriate taxing authority. In addition, if the principal of the Trust, and any earnings thereon, are not sufficient to make payments of benefits in accordance with the terms of the Plan, Company shall make the balance of each such payment as it falls due.

2.4 Each Plan participant who would otherwise be entitled to receive a fractional share of Company common stock shall instead receive an amount of cash, without interest, equal to such fraction of the then fair market value of a Share less a proportionate amount of any costs incurred to convert a Share into cash.

ARTICLE III

PAYMENTS TO PARTICIPATING STOCKHOLDERS AND THEIR SUCCESSORS AND BENEFICIARIES

3.1 All Shares held in this Trust by the Trustee after all of the obligations to Plan participants have been fully satisfied under Article II above plus any other assets then held in this Trust by the Trustee, shall be distributed to the Participating Stockholders in accordance with their “Participating Percentages”, as set forth in Schedule 1 hereto.

3.2 Each Participating Stockholder who would otherwise be entitled to receive a fractional share of Company common stock shall instead receive an amount of cash, without interest, equal to such fraction of the then fair market value of a Share less a proportionate amount of any costs incurred to convert a Share into cash.

ARTICLE IV

TRUSTEE RESPONSIBILITY REGARDING PAYMENTS TO TRUST BENEFICIARY

WHEN COMPANY IS INSOLVENT

4.1 Trustee shall cease payment of benefits to Plan participants and their beneficiaries if the Company is Insolvent. Company shall be considered “Insolvent” for purposes of this Trust Agreement if (i) Company is unable to pay its debts as they become due, (ii) Company is subject to a pending proceeding as a debtor under the United States Bankruptcy Code, or (iii) Company is determined to be insolvent by any applicable federal or state bank regulator.

4.2 At all times during the continuance of this Trust, the principal and income of the Trust shall be subject to claims of general creditors of Company under federal and state law as set forth below.

(a) The Board of Directors and the Chief Executive Officer of Company shall have the duty to inform Trustee in writing of Company’s Insolvency. If a person claiming to be a creditor of Company alleges in writing to Trustee that Company has become Insolvent, Trustee shall determine whether Company is Insolvent and, pending such determination, Trustee shall discontinue payment of benefits to Plan participants or their beneficiaries.

(b) Unless Trustee has actual knowledge of Company’s Insolvency, or has received notice from Company or a person claiming to be a creditor alleging that Company is Insolvent, Trustee shall have no duty to inquire whether Company is Insolvent. Trustee may in all events rely on such evidence concerning Company’s solvency as may be furnished to Trustee and that provides Trustee with a reasonable basis for making a determination concerning Company’s solvency.

(c) If at any time Trustee has determined that Company is Insolvent, Trustee shall discontinue payments to Plan participants, Participating Stockholders or their beneficiaries and shall hold the assets of the Trust for the benefit of Company’s general creditors. Nothing in this Trust Agreement shall in any way diminish any rights of Plan participants, Participating Stockholders or their beneficiaries to pursue their rights as general creditors of Company with respect to benefits due under the Plan or otherwise.

(d) Trustee shall resume the payment of benefits to Plan participants, Participating Stockholders or their beneficiaries in accordance with Articles 2 and 3 of this Trust Agreement only after Trustee has determined that Company is not Insolvent (or is no longer Insolvent).

(e) Provided that there are sufficient assets, if Trustee discontinues the payment of benefits from the Trust pursuant to this Article 4 hereof and subsequently resumes such payments, the first payment following such discontinuance shall include the aggregate amount of all payments due to Plan participants, Participating Stockholders or their beneficiaries under the terms of the Plan for the period of such discontinuance, less the aggregate amount of any payments made to Plan participants, Participating Stockholders or their beneficiaries by Company in lieu of the payments provided for hereunder during any such period of discontinuance.

ARTICLE V

NO PAYMENTS TO COMPANY

5.1 The Company shall have no right or power to direct Trustee to return to Company or to divert to others any of the Trust assets.

ARTICLE VI

INVESTMENT AUTHORITY

6.1 Trustee shall hold title to all Trust assets for the purposes set forth in this Trust. All rights associated with assets of the Trust shall be exercised by Trustee or the person designated by the Trustee, and shall in no event be exercisable by or rest with Plan participants or Participating Stockholders.

6.2 All voting rights with respect to the Shares (or any other assets of the Trust) will be exercised by the Trustee or the person designated by the Trustee. The Trustee hereby appoints [insert names of individuals selected by Piedmont Board], acting by majority vote, as the persons with such voting rights. No change shall be made to the foregoing appointments without the consent of the Plan Administrator.

6.3 In connection with the payment to a Plan participant or Participating Stockholder of cash in lieu of the receipt of a fractional share pursuant to Section 2.4 or Section 3.2 hereof, the Trustee shall have the power to aggregate all fractional shares that Plan participants and Participating Stockholders would then be otherwise entitled to receive, and sell them as soon as practicable on or after the date that the fractional shares would otherwise be issuable at the then prevailing prices on the open market, on behalf of those Plan participants and Participating Stockholders who would otherwise be entitled to receive a fractional share. After the completion of any such sale, Plan participants and Participating Stockholders shall be entitled to receive a cash payment in an amount equal to their respective pro rata share of the total net proceeds of that sale, less a proportionate amount of any costs incurred in connection with such sale.

ARTICLE VII

DISPOSITION OF INCOME

7.1 During the term of this Trust, all dividends and other distributions received by the Trust, net of expenses and taxes, shall be accumulated and held, and not reinvested in other assets.

ARTICLE VIII

ACCOUNTING BY TRUSTEE

8.1 Trustee shall keep accurate and detailed records of all investments, receipts, disbursements, and all other transactions required to be made, including such specific records as shall be agreed upon in writing between Company and Trustee. Within 90 days following the close of each calendar year and within 60 days after the resignation of Trustee, Trustee shall deliver to Company a written account of its administration of the Trust during such year or during the period from the close of the last preceding year to the date of such resignation, setting forth all investments, receipts, disbursements and other transactions effected by it, and showing all cash, securities and other property held in the Trust at the end of such year or as of the date of such removal.

ARTICLE IX

RESPONSIBILITY OF TRUSTEE

9.1 Trustee shall act with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, provided, however, that Trustee shall incur no liability to any person for any action taken pursuant to a direction, request, or approval given in writing by the Company or Plan Administrator which is contemplated by, and in conformity with the terms of the Plan or this Trust. In the event of a dispute between the Company, Plan Administrator, and/or a Plan participant, Trustee may apply to a court of competent jurisdiction to resolve the dispute.

9.2 If Trustee undertakes or defends any litigation arising in connection with this Trust, Company agrees to indemnify Trustee against Trustee’s costs, expenses and liabilities (including, without limitation, attorneys’ fees and expenses) relating thereto and to be primarily liable for such payments. If Company does not pay such costs, expenses and liabilities in a reasonably timely manner, Trustee may obtain payment from the Trust.

9.3 Trustee may consult with legal counsel (who may also be counsel for Company generally) with respect to any of its duties or obligations hereunder.

9.4 Trustee shall have, without exclusion, all powers conferred on Trustees by applicable law, unless expressly provided otherwise herein.

9.5 Notwithstanding any powers granted to Trustee pursuant to this Trust Agreement or to applicable law, Trustee shall not have any power that could give this Trust the objective of carrying on a business and dividing the gains therefrom, within the meaning of section 301.7701-2 of the Procedure and Administrative Regulations promulgated pursuant to the Internal Revenue Code.

ARTICLE X

COMPENSATION AND EXPENSES OF TRUSTEE

10.1 Company shall pay all administrative and Trustee’s fees and expenses. If not so paid, the fees and expenses shall be paid from the Trust.

ARTICLE XI

RESIGNATION OF TRUSTEE

11.1 Trustee may resign at any time by written notice to Company, which shall be effective 90 days after receipt of such notice unless Company and Trustee agree otherwise.

11.2 Upon resignation of Trustee and appointment of a successor Trustee, all assets shall subsequently be transferred to the successor Trustee. The transfer shall be completed within 120 days after receipt of notice of resignation, removal or transfer, unless Company extends the time limit.

11.3 If Trustee resigns, a successor shall be appointed, in accordance with Article 12 hereof, by the effective date of resignation. If no such appointment has been made, Trustee may apply to a court of competent jurisdiction for appointment of a successor or for instructions. All expenses of Trustee in connection with the proceeding shall be allowed as administrative expenses of the Trust.

ARTICLE XII

APPOINTMENT OF SUCCESSOR

12.1 If Trustee resigns, Trustee may appoint any third party such as a bank trust department or other party that may be granted corporate trustee powers under state law. The appointment of a successor trustee shall be effective when accepted in writing by the new Trustee. The new Trustee shall have all the rights and powers of the former Trustee, including ownership rights in trust assets. The former Trustee shall execute any instrument necessary or reasonably requested by the successor Trustee to evidence such transfer.

12.2 The successor Trustee need not examine the records and acts of any prior Trustee and may retain or dispose of existing trust assets, subject to Articles 8 and 9 hereof. The successor Trustee shall not be responsible for and Company shall indemnify and defend the successor Trustee from any claim or liability resulting from any action or inaction of any prior trustee or from any other past event, or any condition existing at the time it becomes successor Trustee.

ARTICLE XIII

AMENDMENT OR TERMINATION

13.1 This Trust Agreement may be amended by a written instrument executed by Trustee and Company, except that any amendment that would adversely affect any Plan participants or Participating Stockholders shall also require the written consent of both (i) the Participating Stockholders holding at least 66 2/3% of the aggregate Participating Percentages, and (ii) Participants holding at least 66 2/3% of all Units (as defined in the Plan) then outstanding under the Plan. The Participating Stockholders and Plan participants shall be third party beneficiaries of this Section 13.1. Notwithstanding the foregoing, no such amendment shall conflict with the terms of the Plan or shall make the Trust revocable.

13.2 The Trust shall not terminate until the date on which Plan participants, Participating Stockholders and their beneficiaries are no longer entitled to benefits pursuant to the terms of the Plan and the Merger Agreement.

ARTICLE XIV

MISCELLANEOUS

14.1 Any provision of this Trust Agreement prohibited by law shall be ineffective to the extent of any such prohibition, without invalidating the remaining provisions hereof.

14.2 Benefits payable to Plan participants and their beneficiaries under this Trust Agreement may not be anticipated, assigned (either at law or in equity), alienated, pledged, encumbered or subjected to attachment, garnishment, levy, execution or other legal or equitable process.

14.3 This Trust Agreement shall be governed by and construed in accordance with the laws of North Carolina.

ARTICLE XV

EFFECTIVE DATE

The effective date of this Trust Agreement shall be                 , 2014.

[the remainder of this page is left intentionally blank; signature page follows]

IN WITNESS WHEREOF, the Company and Trustee have executed this Plan this     day of                 , 2014.

Yadkin Financial Corporation
By:
Title:

[Trustee]

By:

Title:

[Signature Page to Rabbi Trust Agreement]

Schedule 1

Participating Stockholder	Participating Percentage

EXHIBIT F

(See page A-115 of this Annex A for the revised Form of Bylaw Amendment pursuant to the First Amendment to the Merger Agreement)

FORM OF BYLAW AMENDMENT

ARTICLE

Certain Governance Matters

Section 1. DEFINITIONS. The following definitions shall apply to this Article and otherwise as applicable in these Bylaws:

(a)	“Continuing Vantage Directors” shall mean the Directors as of the Effective Time who were nominated to be Directors by the Board of Directors of Vantage prior to the Effective Time and any additional Directors whose appointment or election is endorsed by at least a majority of the Continuing Vantage Directors then in office.

(b)	“Continuing Yadkin Directors” shall mean the Directors as of the Effective Time who were nominated to be Directors by the Board of Directors of Yadkin prior to the Effective Time and any additional Directors whose appointment or election is endorsed by at least a majority of the Continuing Yadkin Directors then in office.

(c)	“Effective Time” has the meaning specified in the Agreement and Plan of Merger, dated as of January __, 2014, by and among Vantage, Yadkin and Piedmont Community Bank Holdings, Inc., as amended.

(d)	“Entire Board of Directors” means the total number of Directors which the Corporation would have if there were no vacancies.

(e)	“Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six month anniversary of the Effective Time.

(f)	“Vantage” means VantageSouth Bancshares, Inc., a Delaware corporation.

(g)	“Yadkin” means Yadkin Financial Corporation, a North Carolina corporation.

Section 2. EXECUTIVE CHAIRMAN; CEO AND PRESIDENT.

(a) Effective as of the Effective Time, Mr. Joseph H. Towell shall become and serve as Executive Chairman of the Corporation and the Board of Directors and Mr. Scott M. Custer shall become and serve as Chief Executive Officer and President of the Corporation.

(b) During the Specified Period, the Chairman shall be designated “Executive Chairman”, shall be an officer of the Corporation, and shall report directly to the Board of Directors. In addition, during the Specified Period, the Executive Chairman shall also serve as the chairman of the executive committee of the Board of Directors and of the operating committee comprised of members of executive management.

(c) During the Specified Period, any removal of, or failure to reelect (if such person is willing to serve), any of the individuals serving in the capacities set forth in subsection 2(a) above or any amendment or modification to or termination of any employment or similar agreement with either of Messrs. Joseph H. Towell and Scott M. Custer shall require the affirmative vote of at least 75 percent of the Entire Board of Directors. In the event that during the Specified Period any of the individuals set forth in subsection 2(a) above shall be unable (whether by reason of death, permanent disability, retirement or otherwise) or unwilling to continue in such office, the vacancy created thereby shall be filled only by the affirmative vote of at least 75 percent of the Entire Board of Directors.

Section 3. COMPOSITION OF THE BOARD OF DIRECTORS. From the Effective Time until 24 months after the Effective Time, the Board of Directors shall be comprised of 14 Directors, of which seven shall be Continuing Yadkin Directors (one of whom shall be the Executive Chairman of the Corporation and the remainder of whom shall consist of Directors who are not officers of the Corporation) and seven shall be Continuing Vantage Directors (one of whom shall be the Chief Executive Officer and President of the Corporation and the remainder of whom shall consist of Directors who are not officers of the Corporation). Vacancies resulting from the cessation of service by any Continuing Yadkin Director or Continuing Vantage Director shall be filled by, and each nomination for election to the Board of Continuing Yadkin Directors and Continuing Vantage Directors shall be, an individual whose appointment or election is endorsed by at least a majority of Continuing Yadkin Directors or Continuing Vantage Directors, respectively, then in office, subject to the approval by the Entire Board of Directors, which approval shall not be unreasonably withheld. From the Effective Time until 24 months after the Effective Time, the requirement in Section 2(b) of Article 3 of the Bylaws to not serve as a director past the annual meeting of shareholders following attainment of the age of seventy years shall not apply to this Section 3 of Article     of the Bylaws.

Section 4. LEAD DIRECTOR. From the Effective Time until 24 months after the Effective Time, J. Adam Abram shall serve as Lead Director. Thereafter, the Lead Director shall be a Director selected by a majority of the Entire Board of Directors. The Lead Director shall chair any meeting of the independent directors in executive session. The Lead Director shall have such duties and responsibilities as may be set forth in the Corporation’s Board policies from time to time.

Section 5. COMPOSITION OF COMMITTEES. From the Effective Time until 24 months after the Effective Time, unless otherwise determined by at least 75 percent of the Entire Board of Directors, the Board shall have only four committees: Executive, Audit, Nominating and Compensation, and Risk Management (the “Required Committees”). From the Effective Time until 24 months after the Effective Time, the Required Committees will be composed of 50 percent independent Continuing Yadkin Directors and 50 percent independent Continuing Vantage Directors. The Nominating and Compensation Committee will be chaired by a Continuing Yadkin Director and the Risk Management and Audit Committee will be chaired by a Continuing Vantage Director.

Section 6. AMENDMENTS. During the Specified Period, the provisions of this Article may be modified, amended or repealed, and any Bylaw provision or other resolution inconsistent with this Article may be adopted, or any such modification, amendment, repeal or inconsistent Bylaw provisions or other resolutions recommended for adoption by the shareholders of the Corporation, only by an affirmative vote of at least 75 percent of the Entire Board of Directors. In the event of any inconsistency between any other provision of these Bylaws and any provision of this Article, the provisions of this Article shall control.

FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated April 23, 2014 (this “Amendment”) amends that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 27, 2014, by and among Yadkin Financial Corporation (“Yadkin”), VantageSouth Bancshares, Inc. (“VantageSouth”), and Piedmont Community Bank Holdings, Inc. (“Piedmont”), pursuant to which VantageSouth and Piedmont will each merge with and into Yadkin.

RECITALS

WHEREAS, pursuant to Section 7.11(a) of the Merger Agreement, Yadkin must take all actions necessary to adopt amendments to its bylaws substantially in the form attached thereto as Exhibit F prior to the consummation of the Mergers;

WHEREAS, the form of amendments to the bylaws attached as Exhibit F to the Merger Agreement currently provides that any removal of, failure to reelect (if such person is willing to serve), or filling of a vacancy created by the cessation of service of either of Mr. Joseph H. Towell, who will be the Executive Chairman of the surviving company, or Mr. Scott M. Custer, who will be the Chief Executive Officer and President of the surviving company, or any amendment to or termination of any employment or similar agreement with either of them, requires the affirmative vote of 75% of the full board of directors, including Messrs. Towell and Custer;

WHEREAS, Yadkin, VantageSouth, and Piedmont have determined that it is in the best interests of the surviving company and its shareholders, as a matter of proper corporate governance, that only outside directors vote on any amendment to or termination of any employment or similar agreement with Messrs. Towell and Custer;

WHEREAS, Yadkin, VantageSouth, and Piedmont have determined that there is a clerical error in Section 5.2(a) of the Merger Agreement; and

WHEREAS, pursuant to Section 9.3 of the Merger Agreement, the Merger Agreement may be amended by Yadkin, VantageSouth, and Piedmont by action taken or authorized by their respective boards of directors.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in the Merger Agreement and this Amendment, and intending to be legally bound, Yadkin, VantageSouth, and Piedmont hereby agree as follows:

1. Amendment to Exhibit F of the Merger Agreement. The parties agree that Exhibit F to the Merger Agreement shall be amended and restated in its entirety and replaced with a new Exhibit F attached to this Amendment and incorporated herein by this reference.

2. Amendment to Section 5.2(a) of the Merger Agreement. The parties agree that the first sentence of Section 5.2(a) of the Merger Agreement shall be amended and restated in its entirety and replaced with the following:

“The authorized capital stock of Piedmont consists of 2,500,000 shares of Piedmont Common Stock, of which, as of the date of this Agreement (the “Piedmont Capitalization Date”), ~~1,466,644~~1,466,664 shares were issued and outstanding, and 500,000 shares of preferred stock, (the “Piedmont Preferred Stock”), of which, as of the Piedmont Capitalization Date, no shares of Piedmont Preferred Stock were issued and outstanding.”

3. Limited Effect. Except as specifically amended hereby, the terms and provisions of the Merger Agreement shall continue and remain in full force and effect and the valid and binding obligation of the parties thereto in accordance with its terms. All references in the Merger Agreement to the “Agreement” shall be deemed for all purposes to refer to the Merger Agreement, as amended by this Amendment.

4. Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

5. Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Delaware, without regard for conflict of law provisions.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

YADKIN FINANCIAL CORPORATION

By:	/s/ Joseph H. Towell
Name:	Joseph H. Towell
Title:	President and Chief Executive Officer

VANTAGESOUTH BANCSHARES, INC.

By:	/s/ Scott M. Custer
Name:	Scott M. Custer
Title:	Chief Executive Officer

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

By:	/s/ Scott M. Custer
Name:	Scott M. Custer
Title:	Chief Executive Officer

EXHIBIT F

(the underlined language reflects the revisions from the original exhibit)

FORM OF BYLAW AMENDMENT

ARTICLE

Certain Governance Matters

Section 1. DEFINITIONS. The following definitions shall apply to this Article and otherwise as applicable in these Bylaws:

(a)	“Continuing Vantage Directors” shall mean the Directors as of the Effective Time who were nominated to be Directors by the Board of Directors of Vantage prior to the Effective Time and any additional Directors whose appointment or election is endorsed by at least a majority of the Continuing Vantage Directors then in office.

(b)	“Continuing Yadkin Directors” shall mean the Directors as of the Effective Time who were nominated to be Directors by the Board of Directors of Yadkin prior to the Effective Time and any additional Directors whose appointment or election is endorsed by at least a majority of the Continuing Yadkin Directors then in office.

(c)	“Effective Time” has the meaning specified in the Agreement and Plan of Merger, dated as of January 27, 2014, by and among Vantage, Yadkin and Piedmont Community Bank Holdings, Inc., as amended.

(d)	“Entire Board of Directors” means the total number of Directors which the Corporation would have if there were no vacancies.

(e)	“Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six month anniversary of the Effective Time.

(f)	“Vantage” means VantageSouth Bancshares, Inc., a Delaware corporation.

(g)	“Yadkin” means Yadkin Financial Corporation, a North Carolina corporation.

Section 2. EXECUTIVE CHAIRMAN; CEO AND PRESIDENT.

(a) Effective as of the Effective Time, Mr. Joseph H. Towell shall become and serve as Executive Chairman of the Corporation and the Board of Directors and Mr. Scott M. Custer shall become and serve as Chief Executive Officer and President of the Corporation.

(b) During the Specified Period, the Chairman shall be designated “Executive Chairman”, shall be an officer of the Corporation, and shall report directly to the Board of Directors. In addition, during the Specified Period, the Executive Chairman shall also serve as the chairman of the executive committee of the Board of Directors and of the operating committee comprised of members of executive management.

(c) During the Specified Period, any removal of, or failure to reelect (if such person is willing to serve), any of the individuals serving in the capacities set forth in subsection 2(a) above or any amendment or modification to or termination of any employment or similar agreement with either of Messrs. Joseph H. Towell and Scott M. Custer shall require the affirmative vote of at least 75 percent of the Entire Board of Directors (excluding for this purpose directors who are then serving as officers of the Corporation). In the event that during the Specified Period any of the individuals set forth in subsection 2(a) above shall be unable (whether by reason of death, permanent disability, retirement or otherwise) or unwilling to continue in such office, the vacancy created thereby shall be filled only by the affirmative vote of at least 75 percent of the Entire Board of Directors (excluding for this purpose directors who are then serving as officers of the Corporation).

Section 3. COMPOSITION OF THE BOARD OF DIRECTORS. From the Effective Time until 24 months after the Effective Time, the Board of Directors shall be comprised of 14 Directors, of which seven shall be Continuing Yadkin Directors (one of whom shall be the Executive Chairman of the Corporation and the remainder of whom shall consist of Directors who are not officers of the Corporation) and seven shall be Continuing Vantage Directors (one of whom shall be the Chief Executive Officer and President of the Corporation and the remainder of whom shall consist of Directors who are not officers of the Corporation). Vacancies resulting from the cessation of service by any Continuing Yadkin Director or Continuing Vantage Director shall be filled by, and each nomination for election to the Board of Continuing Yadkin Directors and Continuing Vantage Directors shall be, an individual whose appointment or election is endorsed by at least a majority of Continuing Yadkin Directors or Continuing Vantage Directors, respectively, then in office, subject to the approval by the Entire Board of Directors, which approval shall not be unreasonably withheld. From the Effective Time until 24 months after the Effective Time, the requirement in Section 2(b) of Article 3 of the Bylaws to not serve as a director past the annual meeting of shareholders following attainment of the age of seventy years shall not apply to this Section 3 of Article              of the Bylaws.

Section 4. LEAD DIRECTOR. From the Effective Time until 24 months after the Effective Time, J. Adam Abram shall serve as Lead Director. Thereafter, the Lead Director shall be a Director selected by a majority of the Entire Board of Directors. The Lead Director shall chair any meeting of the independent directors in executive session. The Lead Director shall have such duties and responsibilities as may be set forth in the Corporation’s Board policies from time to time.

Section 5. COMPOSITION OF COMMITTEES. From the Effective Time until 24 months after the Effective Time, unless otherwise determined by at least 75 percent of the Entire Board of Directors, the Board shall have only four committees: Executive, Audit, Nominating and Compensation, and Risk Management (the “Required Committees”). From the Effective Time until 24 months after the Effective Time, the Required Committees will be composed of 50 percent independent Continuing Yadkin Directors and 50 percent independent Continuing Vantage Directors. The Nominating and Compensation Committee will be chaired by a Continuing Yadkin Director and the Risk Management and Audit Committee will be chaired by a Continuing Vantage Director.

Section 6. AMENDMENTS. During the Specified Period, the provisions of this Article may be modified, amended or repealed, and any Bylaw provision or other resolution inconsistent with this Article may be adopted, or any such modification, amendment, repeal or inconsistent Bylaw provisions or other resolutions recommended for adoption by the shareholders of the Corporation, only by an affirmative vote of at least 75 percent of the Entire Board of Directors. In the event of any inconsistency between any other provision of these Bylaws and any provision of this Article, the provisions of this Article shall control.

EXHIBIT G

FORM OF OPERATING COMMITTEE CHARTER

YADKIN FINANCIAL CORPORATION

AND

SURVIVING BANK

OPERATING COMMITTEE CHARTER

Purpose

The Operating Committee shall be a management (rather than a board) committee comprised of the senior management of Yadkin Financial Corporation (the “Corporation”) and the Surviving Bank (the “Bank”) to aid management in the monitoring of performance and review of operations of the Corporation, the Bank, and any significant subsidiaries thereof. The Operating Committee shall serve as a means through which the Executive Chairman and Chief Executive Officer develop and implement operational initiatives of the Corporation and its subsidiaries and provide guidance to the other committee members regarding these initiatives. The Operating Committee shall meet on a regular basis to discuss strategic initiatives, foster greater knowledge-sharing among executive management, and accelerate organizational decision making and implementation of initiatives.

Committee Composition and Procedures

Members of the Operating Committee shall include the following officers of the Corporation and the Bank: the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Credit Officer, the Chief Banking Officer, the Chief Human Resources Officer. The Executive Chairman and the Chief Executive Officer shall have the authority to appoint, by mutual agreement, other officers to the Operating Committee from time to time, including officers of other subsidiaries of the Corporation.

The Operating Committee shall meet on a frequency basis to be determined by the Executive Chairman. Meetings shall alternate as feasible between the Corporation’s headquarters in Raleigh, North Carolina and Bank’s headquarters in Statesville, North Carolina. In the event of a holiday or other impediment to an otherwise scheduled meeting of the Operating Committee, the Committee shall meet at a date and time determined by the Executive Chairman. Meetings of the Operating Committee shall be open only to members of the Operating Committee and those invited to be present by the Executive Chairman. Members of the Operating Committee are expected to attend meetings in person but may participate via conference call with the permission of the Executive Chairman.

The Executive Chairman shall serve as the Chair of the Operating Committee. The Chief Executive Officer shall serve as the Vice Chair and shall preside in the Executive Chairman’s absence. The Chair shall preside over all meetings of the Operating Committee and shall be responsible for setting the agenda for Committee meetings. The agenda for each meeting of the Operating Committee shall include, among other items deemed appropriate by the Chair, a report from each officer in attendance regarding matters for which the officer is currently responsible.

This Operating Committee Charter may be amended or repealed by the mutual agreement of the Executive Chairman and the Chief Executive Officer.

ANNEX B

January 27, 2014

The Board of Directors

Yadkin Financial Corporation

209 North Bridge Street

Elkin, NC 28621

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Yadkin Financial Corporation (“Yadkin”) of the Exchange Ratio (as defined below) in the proposed Transaction (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Yadkin, VantageSouth Bancshares, Inc. (“VantageSouth”) and Piedmont Community Bank Holdings, Inc. (“Piedmont”). The Agreement provides for, among other things, a business combination between Yadkin and VantageSouth with Yadkin as the surviving corporation (the “Transaction”) through (a) the merger of VantageSouth with and into Yadkin and (b) the concurrent separate merger of Piedmont, an approximately 70% stockholder of VantageSouth, with and into Yadkin (such concurrent separate merger, the “Piedmont Merger”). Pursuant to the terms of the Agreement and subject to the terms and conditions set forth therein and as described to us by representatives of Yadkin, at the Effective Time (as defined in the Agreement), shares of common stock, par value $1.00 per share, of Yadkin (“Yadkin Common Stock”) will become issuable by Yadkin at an effective exchange ratio of 0.3125 (the “Exchange Ratio”) of a share of Yadkin Common Stock for each outstanding share of voting common stock, par value $0.001 per share, of VantageSouth (“VantageSouth Common Stock”) issued and outstanding immediately prior to the Effective Time (including shares of VantageSouth Common Stock to be issued in the VantageSouth Equity Issuance (as defined below)), as consideration to (x) the stockholders of VantageSouth (other than Piedmont) for their shares of VantageSouth Common Stock and (y) to the stockholders of Piedmont (other than any holders of Dissenter Shares (as defined in the Agreement) solely for the shares of VantageSouth Common Stock owned by Piedmont. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In addition, as more fully described in the Agreement and by representatives of Yadkin, subsequent to the public announcement of the Transaction and prior to the consummation of the Transaction, VantageSouth will (i) effect a private placement of approximately 9,200,000 shares of VantageSouth Common Stock for $5.10 (the “VantageSouth Equity Issuance”) and

Keefe, Bruyette & Woods, Inc. • 787 Seventh Avenue, New York, NY 10019

The Board of Directors

Yadkin Financial Corporation

January 27, 2014

(ii) using the proceeds of the VantageSouth Equity Issuance, redeem, repurchase or cancel all outstanding shares of Series A and Series B preferred stock of VantageSouth from the United States Department of the Treasury or any other holders (collectively, the “VantageSouth TARP Redemption”). The Agreement also provides for the merger of VantageSouth Bank, a wholly owned subsidiary of VantageSouth, with and into Yadkin Bank, a wholly owned subsidiary of Yadkin (the “Bank Merger”), immediately following the Effective Time.

KBW has acted as financial advisor to Yadkin and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Yadkin, VantageSouth and Piedmont, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Yadkin and VantageSouth for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Yadkin. We have acted exclusively for the board of directors of Yadkin (the “Yadkin Board”) in rendering this opinion and will receive a fee from Yadkin for our services. A portion of our fee is payable upon the rendering of this opinion, a portion is contingent upon the execution by Yadkin and VantageSouth of the Agreement and a significant portion is contingent upon the successful completion of the Transaction. In addition, Yadkin has agreed to indemnify us for certain liabilities arising out of our engagement.

In the past two years, KBW has provided investment banking and financial advisory services to Yadkin and VantageSouth and received compensation for such services. KBW acted as Yadkin’s sole placement agent in connection with a private placement in October 2012. KBW also acted as Yadkin’s financial advisor in connection with Yadkin’s conversion of preferred stock issued under the Troubled Asset Relief Program in December 2012. KBW acted as VantageSouth’s financial advisor in connection with VantageSouth’s acquisition of ECB Bancorp, Inc. in April 2013. In August 2013, KBW also provided initial investment banking services for a registered offering by VantageSouth that was not completed, for which KBW did not receive compensation. In the past two years, KBW has not provided investment banking and financial advisory services to Piedmont. We may in the future provide investment banking and financial advisory services to Yadkin, VantageSouth or Piedmont and receive compensation for such services.

The Board of Directors

Yadkin Financial Corporation

January 27, 2014

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Yadkin and VantageSouth and the Transaction, including among other things, the following: (i) the Agreement dated January 27, 2014; (ii) the audited financial statements and Annual Reports on Form 10-K for the three years ended December 31, 2012 of Yadkin and VantageSouth; (iii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 of Yadkin and VantageSouth; (iv) certain other interim reports and other communications of Yadkin and VantageSouth to their respective shareholders; and (v) other financial information concerning the businesses and operations of Yadkin and VantageSouth furnished to us by Yadkin and VantageSouth for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Yadkin and VantageSouth and the current and historical trading prices and volume of Yadkin Common Stock and VantageSouth Common Stock; (ii) the assets and liabilities of Yadkin and VantageSouth; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for each of Yadkin and VantageSouth with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of Yadkin and VantageSouth which were prepared by and provided to us and discussed with us by the respective managements of Yadkin and VantageSouth and which were relied upon by us with the consent of the Yadkin Board; and (vi) estimates regarding certain pro forma financial effects of the Transaction on Yadkin (including, without limitation, the cost savings and related expenses expected to result from the Transaction) which were prepared by and provided to us and discussed with us by the managements of Yadkin and VantageSouth and which were relied upon by us with the consent of the Yadkin Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior managements of Yadkin and VantageSouth regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In connection with this opinion, we have not been requested to perform, and have not performed or relied upon, any analysis to evaluate the value of Piedmont or any of its assets (other than the shares of VantageSouth Common Stock owned by Piedmont) or securities.

The Board of Directors

Yadkin Financial Corporation

January 27, 2014

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the respective managements of Yadkin and/or VantageSouth, as the case may be, as to the reasonableness and achievability of the financial and operating forecasts and projections of Yadkin and VantageSouth and estimates regarding certain pro forma financial effects of the Transaction on Yadkin (and the assumptions and bases for such forecasts, projections and estimates) which were prepared by and provided to us by the respective managements of Yadkin and/or VantageSouth, as the case may be, and we have assumed, with the consent of Yadkin, that such forecasts, projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Yadkin and/or VantageSouth, as the case may be, and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated by the respective managements of Yadkin and/or VantageSouth, as the case may be.

It is understood that such forecasts, projections and estimates of Yadkin and VantageSouth provided to us were not prepared with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. We have assumed, based on discussions with the respective managements of Yadkin and VantageSouth, that such forecasts, projections and estimates provide a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Yadkin or VantageSouth since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Yadkin and VantageSouth are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Yadkin or VantageSouth, the collateral securing any of such assets or liabilities, or the

The Board of Directors

Yadkin Financial Corporation

January 27, 2014

collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Yadkin or VantageSouth under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and related transactions (including, without limitation, the Bank Merger, the VantageSouth Equity Issuance and the VantageSouth TARP Redemption as well as the acquisition of Piedmont and its other assets (in addition to the shares of VantageSouth Common Stock owned by Piedmont) and liabilities as a result of the Piedmont Merger) will be completed substantially in accordance with the terms set forth in the Agreement with no adjustments to the Exchange Ratio; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction and related transactions and that all conditions to the completion of the Transaction and related transactions will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Yadkin, VantageSouth or the combined entity or the contemplated benefits of the Transaction, including the cost savings and related expenses expected to result from the Transaction. We have assumed that the Transaction and related transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that Yadkin has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Yadkin, VantageSouth, the Transaction and related transactions (including, without limitation, the Bank Merger, the VantageSouth Equity Issuance and the VantageSouth TARP Redemption as well as the acquisition of Piedmont and the assets and liabilities thereof to be acquired, together with the shares of VantageSouth Common Stock owned by Piedmont, as a result of the Piedmont Merger) and the Agreement. KBW has not provided advice with respect to any such matters.

The Board of Directors

Yadkin Financial Corporation

January 27, 2014

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Transaction to Yadkin. We express no view or opinion as to any terms or other aspects of the Transaction or any related transaction, including without limitation, the form or structure of the Transaction or any related transaction (including (i) the Piedmont Merger, (ii) the form, structure or allocation of the actual stock and cash consideration to be paid by Yadkin to the stockholders of Piedmont in the Piedmont Merger or (iii) the holdback of the Holdback Shares (as defined in the Agreement) to be deposited into an irrevocable “Rabbi Trust” (the “Trust”) to be established by Yadkin pursuant to the terms of a trust agreement (the “Trust Agreement”) to be entered into by Yadkin and the trustee under the Trust), any consequences of the Transaction or any related transaction to Yadkin, its shareholders, creditors or otherwise, or any terms, aspects or implications of the Trust Agreement or any other voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any related transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Yadkin to engage in the Transaction or any related transaction or enter into the Agreement, (ii) the relative merits of the Transaction or any related transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by Yadkin or the Yadkin Board, (iii) the fairness of the amount or nature of any compensation to any of Yadkin’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Yadkin Common Stock, (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Yadkin, VantageSouth or Piedmont or any other party to any transaction contemplated by the Agreement, (v) the merits or implications of the Bank Merger, the VantageSouth Equity Issuance or the VantageSouth TARP Redemption (including without limitation, the timing of the foregoing or any amounts to be paid or received in respect thereof) or of the acquisition of Piedmont and the assets and liabilities thereof to be acquired, together with the shares of VantageSouth Common Stock owned by Piedmont, as a result of the Piedmont Merger (including the fairness of the cash consideration to be paid by Yadkin, in addition to the shares of Yadkin Common Stock to be issued, in the Piedmont Merger pursuant to the Agreement), (vi) the actual value of Yadkin Common Stock to be issued in the Transaction, (vii) the prices, trading range or volume at which Yadkin Common Stock or VantageSouth Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which Yadkin Common Stock will trade following consummation of the Transaction, (viii) any

The Board of Directors

Yadkin Financial Corporation

January 27, 2014

advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Yadkin, VantageSouth, their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction, including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Yadkin Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose or published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the Yadkin Board in connection with the Transaction nor does it constitute a recommendation to the shareholders of Yadkin, VantageSouth, Piedmont or any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation on whether or not any shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to Yadkin.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

ANNEX C

January 27, 2014

Board of Directors

VantageSouth Bancshares, Inc.

3600 Glenwood Avenue, Suite 300

Raleigh, NC 27612

Ladies and Gentlemen:

VantageSouth Bancshares, Inc. (“VantageSouth”), Piedmont Community Bank Holdings, Inc. (“Piedmont”) and Yadkin Financial Corporation (“Yadkin”) have entered into an agreement and plan of merger dated as of January 27, 2014 (the “Agreement”) pursuant to which VantageSouth will merge with and into Yadkin (the “Merger”). Pursuant to the terms of the Merger, upon the effective date of the Merger, each share of VantageSouth common stock issued and outstanding immediately before the Effective Time, except for certain shares as specified in the Agreement, will be converted into and represent the right to receive 0.3125 shares of Yadkin common stock (the “Merger Consideration”). The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of VantageSouth common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of VantageSouth that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Yadkin that we deemed relevant; (iv) internal financial projections for VantageSouth for the years ending December 31, 2013 through December 31, 2017 as provided by senior management of VantageSouth; (v) internal financial projections for Yadkin for the years ending December 31, 2013 through December 31, 2017 as provided by senior

Board of Directors

VantageSouth Bancshares, Inc.

January 27, 2014

management of Yadkin and approved by senior management of VantageSouth; (vi) the pro forma financial impact of the Merger on VantageSouth based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior managements of VantageSouth and Yadkin; (vii) the relative contribution of assets, liabilities, equity and earnings of VantageSouth and Yadkin to the combined entity; (viii) a comparison of certain stock trading, financial and other information for VantageSouth and Yadkin with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (ix) the terms and structures of other recent mergers and acquisition transactions, including merger of equal transactions, in the commercial banking sector; (x) the current market environment generally and in the commercial banking sector in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of VantageSouth the business, financial condition, results of operations and prospects of VantageSouth and held similar discussions with the senior management of Yadkin regarding the business, financial condition, results of operations and prospects of Yadkin.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by VantageSouth and Yadkin or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the senior management of VantageSouth and Yadkin that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of VantageSouth or Yadkin or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of VantageSouth, Yadkin or the combined entity after the Merger and we have not reviewed any individual credit files relating to VantageSouth or Yadkin. We have assumed, with your consent, that the respective allowances for loan losses for both VantageSouth and Yadkin are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections as provided by the senior managements of VantageSouth and Yadkin, respectively. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of VantageSouth and Yadkin. With respect to these projections, the respective senior managements of VantageSouth and Yadkin confirmed

Board of Directors

VantageSouth Bancshares, Inc.

January 27, 2014

to us that those projections reflected the estimates and judgments of those respective managements of the future financial performance of VantageSouth and Yadkin, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of VantageSouth and Yadkin since the date of the most recent financial data made available to us, as of the date hereof. We have also assumed in all respects material to our analysis that VantageSouth and Yadkin would remain as a going concern for all periods relevant to our analyses and that the Merger will be consummated as a tax-free reorganization under Section 368 of the Internal Revenue Code. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith, including the determination of the accounting acquirer or legal acquirer in the Merger.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We render no opinion as to the trading values of each of VantageSouth’s and Yadkin’s common shares at any time.

We have acted as financial advisor to the Board of Directors of VantageSouth in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee for providing this opinion. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other parties. VantageSouth has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to VantageSouth and Yadkin and their affiliates. We may also actively trade the securities of VantageSouth and Yadkin or their affiliates for our own account and for the accounts of our customers.

This letter is directed to the Board of Directors of VantageSouth in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of VantageSouth as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of VantageSouth common stock and does not address the underlying business decision of VantageSouth to engage in the Merger, the relative merits of the Merger as compared to any other alternative business

Board of Directors

VantageSouth Bancshares, Inc.

January 27, 2014

strategies that might exist for VantageSouth or the effect of any other transaction in which VantageSouth might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent, which consent will not be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by VantageSouth’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of VantageSouth.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of VantageSouth common stock from a financial point of view.

Very truly yours,

ANNEX D

FORM OF PROPOSED ARTICLES OF AMENDMENT TO ARTICLES OF

INCORPORATION OF YADKIN

Section 2.1 to be deleted in its entirety and now reads as follows:

Section 2.1 Total Authorized Shares of Capital Stock. The Corporation shall have the authority to issue a total of 76,000,000 shares of capital stock, divided into the classes as follows:

Class	Number of Shares	Par Value
Common Stock	75,000,000	$1.00
Preferred Stock	1,000,000	None

The first sentence of Section 2.2 to be amended as follows:

Section 2.2. Common Stock. The Common Stock shall consist of two separate classes, of which 73,333,334 shares shall be designated as Voting Common Stock (“Voting Common Stock”) and 1,666,666 shares shall be designated as Non-Voting Common Stock (“Non-Voting Common Stock,” and together with Voting Common Stock, “Common Stock”). All other attributes of the Voting Common Stock and Non-Voting Common Stock shall remain.

D-1

ANNEX E

CONSOLIDATED FINANCIAL STATEMENTS

Piedmont Community Bank Holdings, Inc.

As of and For the Years Ended December 31, 2013 and 2012

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED FINANCIAL STATEMENTS

PIEDMONT COMMUNITY BANK HOLDINGS. INC. AND SUBSIDIARIES

E-i

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

Piedmont Community Bank Holdings, Inc.

Raleigh, North Carolina

We have audited the accompanying consolidated balance sheets of Piedmont Community Bank Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Community Bank Holdings, Inc. at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

March 19, 2014

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(Dollars in thousands, except per share data)	2013	2012

Assets
Cash and due from banks	$29,081	$15,785
Interest-earning deposits with banks	71,699	7,978
Federal funds sold	—	26,750
Investment securities available for sale	404,388	136,311
Investment securities held to maturity	500	180
Loans held for sale	8,663	16,439
Loans	1,392,833	768,209
Allowance for loan losses	(7,043)	(3,998)

Net loans	1,385,790	764,211
Federal Home Loan Bank stock, at cost	8,929	2,307
Premises and equipment, net	44,875	17,351
Bank-owned life insurance	33,148	19,976
Foreclosed assets	10,823	5,837
Deferred tax asset, net	54,622	36,659
Goodwill	26,254	26,254
Other intangible assets, net	5,883	2,376
Accrued interest receivable and other assets	38,449	11,394

Total assets	$2,123,104	$1,089,808

Liabilities
Deposits:
Non-interest demand	$217,581	$71,613
Interest-bearing demand	351,921	186,583
Money market and savings	467,814	260,966
Time	634,915	351,800

Total deposits	1,672,231	870,962
Short-term borrowings	126,500	7,500
Long-term debt	72,921	19,864
Accrued interest payable and other liabilities	13,002	10,760

Total liabilities	1,884,654	909,086

Stockholders’ Equity
Preferred stock, $0.01 par value, 500,000 shares authorized	—	—
Common stock, $0.01 par value, 2,500,000 shares authorized, 1,466,664 shares issued and outstanding as of December 31, 2013 and 2012	15	15
Additional paid-in capital	154,168	153,251
Accumulated deficit	(10,384)	(12,930)
Accumulated other comprehensive income (loss)	(2,725)	1,602

Total Piedmont Community Bank Holdings, Inc. stockholders’ equity	141,074	141,938

Non-controlling interests	97,376	38,784

Total stockholders’ equity	238,450	180,722

Total liabilities and stockholders’ equity	$2,123,104	$1,089,808

See accompanying Notes to Consolidated Financial Statements.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2013 and 2012

(Dollars in thousands, except per share data)	2013	2012

Interest income
Loans	$71,975	$43,891
Investment securities	7,026	4,112
Federal funds sold and interest-earning deposits	89	89

Total interest income	79,090	48,092

Interest expense
Non-maturity deposits	2,008	2,078
Time deposits	4,195	3,538
Short-term borrowings	165	19
Long-term debt	2,285	1,169

Total interest expense	8,653	6,804

Net interest income	70,437	41,288
Provision for loan losses	5,469	5,354

Net interest income after provision for loan losses	64,968	35,934

Non-interest income
Service charges and fees on deposit accounts	4,959	2,131
Mortgage banking income	2,265	3,389
Government-guaranteed lending	5,586	3,159
Bank-owned life insurance	1,226	830
Gain on sales of available for sale securities	1,215	1,251
Gain on acquisition	7,773	—
Other	2,156	1,223

Total non-interest income	25,180	11,983

Non-interest expense
Salaries and employee benefits	37,255	26,033
Occupancy and equipment	9,133	5,331
Data processing	3,920	2,833
FDIC insurance premiums	1,486	1,067
Professional services	2,857	3,142
Foreclosed asset expenses	473	649
Loan, collection, and repossession expense	2,974	1,686
Advertising and business development	1,185	1,156
Printing, postage, and supplies	1,111	833
Merger and conversion costs	14,650	3,242
Other	6,826	4,373

Total non-interest expense	81,870	50,345

Income (loss) before income tax expense (benefit)	8,278	(2,428)
Income tax expense (benefit)	2,014	(3,216)

Net income	6,264	788
Net income attributable to non-controlling interests	3,718	1,935

Net income (loss) attributable to Piedmont Community Bank Holdings, Inc.	$2,546	$(1,147)

Net income (loss) per common share
Basic	$1.74	$(0.78)

Diluted	$1.74	$(0.78)

Weighted average common shares outstanding
Basic	1,466,664	1,466,664

Diluted	1,466,664	1,466,664

See accompanying Notes to Consolidated Financial Statements.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2013 and 2012

(Dollars in thousands)	2013	2012

Net income	$ 6,264	$ 788
Other comprehensive income (loss):
Securities available for sale:
Unrealized holding gains (losses) on available for sale securities	(12,844)	4,150
Tax effect	4,952	(1,576)
Reclassification of gains on sales of securities recognized in net income	(1,215)	(1,251)
Tax effect	468	482

Net of tax amount	(8,639)	1,805

Cash flow hedging activities:
Unrealized gains (losses) on cash flow hedges	4,305	(434)
Tax effect	(1,657)	167

Net of tax amount	2,648	(267)

Total other comprehensive income (loss)	(5,991)	1,538

Comprehensive income	$ 273	$ 2,326

See accompanying Notes to Consolidated Financial Statements.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Piedmont Community Bank Holdings, Inc Total	Non-Controlling Interests	Total Stockholders’ Equity
(Dollars in thousands, except per share data)	Shares	Amount

Balance at January 1, 2012	1,466,664	$15	$152,287	$(11,783)	$190	$140,709	$42,801	$183,510
Net income (loss)	—	—	—	(1,147)	—	(1,147)	1,935	788
Other comprehensive income	—	—	—		1,364	1,364	174	1,538
Purchase of Legacy VantageSouth Bank non-controlling interests	—	—	(1,135)	—	48	(1,087)	(3,714)	(4,801)
Purchase of shares from Community Bank of Rowan directors	—	—	(7)	—	—	(7)	—	(7)
Issuance of Legacy VantageSouth Bank common stock to directors	—	—	14	—	—	14	—	14
Issuance costs	—	—	(64)	—	—	(64)	—	(64)
Subsidiary share repurchase	—	—	(6)	—	—	(6)	—	(6)
Stock-based compensation	—	—	2,162	—	—	2,162	104	2,266
Forfeited restricted stock	—	—	—	—	—	—	32	32
Accretion of discount on preferred stock	—	—	—	—	—	—	—	—
Preferred stock dividend	—	—	—	—	—	—	(2,548)	(2,548)

Balance at December 31, 2012	1,466,664	$15	$153,251	$(12,930)	$1,602	$141,938	$38,784	$180,722
Net income	—	—	—	2,546	—	2,546	3,718	6,264
Other comprehensive loss	—	—	—	—	(4,327)	(4,327)	(1,664)	(5,991)
Acquisition of ECB Bancorp, Inc.	—	—	—	—	—	—	58,314	58,314
Stock-based compensation	—	—	917	—	—	917	236	1,153
Stock options exercised	—	—	—	—	—	—	111	111
Restricted stock, canceled for tax withholding	—	—	—	—	—	—	(205)	(205)
Preferred stock dividends	—	—	—	—	—	—	(1,918)	(1,918)

Balance at December 31, 2013	1,466,664	$15	$154,168	$(10,384)	$(2,725)	$141,074	$97,376	$238,450

See accompanying Notes to Consolidated Financial Statements.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

(Dollars in thousands)	2013	2012
Cash flows from operating activities
Net income	$6,264	$788
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	5,469	5,354
Depreciation	2,521	1,362
Amortization of core deposit intangible	800	448
Gain on acquisition	(7,773)	—
Stock-based compensation	1,153	2,266
Gain on sales of securities available for sale	(1,215)	(1,251)
Net amortization of premiums on investment securities	1,749	926
Accretion of acquisition discount on purchased loans	(20,961)	(16,166)
Loss (gain) on mortgage loan commitments	441	(742)
Gain on sales of loans held for sale	(7,436)	(5,567)
Originations of loans held for sale	(188,070)	(147,064)
Proceeds from sales of loans held for sale	216,738	140,406
Increase in cash surrender value of bank-owned life insurance	(923)	(715)
Deferred income tax expense (benefit)	2,474	(1,347)
Change in deferred tax asset valuation allowance	(460)	(1,869)
Net loss on disposal of foreclosed assets	—	68
Valuation adjustments on foreclosed assets	467	1,119
Gains from change in fair value of interest rate swaps	(103)	(228)
Amortization of acquisition premium on time deposits	(3,049)	(3,048)
Net accretion (amortization) of acquisition discount (premium) on long-term debt	(3)	148
Change in assets and liabilities:
Increase in accrued interest receivable	(5)	(1,714)
(Increase) decrease in other assets	(13,870)	3,398
Increase (decrease) in accrued interest payable	1,017	(367)
Increase (decrease) in accrued expenses and other liabilities	(1,919)	3,215

Net cash used in operating activities	(6,694)	(20,580)

Cash flows from investing activities
Purchase of subsidiary stock, net of costs	—	(4,878)
Purchases of securities available for sale	(201,919)	(86,187)
Proceeds from maturities and repayments of securities available for sale	33,962	36,027
Proceeds from sales of securities available for sale	174,326	86,601
Loan originations and principal collections, net	(158,917)	(29,567)
Proceeds from sales of loans	2,595	15,454
Purchases of loans	(2,567)	(7,698)
Purchases of premises and equipment	(5,454)	(2,156)
Proceeds from disposal of foreclosed assets	6,776	8,238
Net cash received in acquisition of ECB Bancorp, Inc.	24,008	—
Proceeds (disbursements) from sales (purchases) of Federal Home Loan Bank stock	(3,472)	7,592

Net cash provided by (used in) investing activities	(130,662)	23,426

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

(Dollars in thousands)	2013	2012
Cash flows from financing activities
Net increase (decrease) in deposits	$68,204	$(11,497)
Issuance of subsidiary stock	—	14
Proceeds from issuance of short-term borrowings, net	84,716	3,000
Proceeds from issuance (repayments) of long-term debt, net	36,600	—
Proceeds from exercise of stock options	111	32
Restricted stock, canceled for tax withholding	(205)	—
Dividends paid on preferred stock	(1,803)	(2,548)

Net cash provided by (used in) financing activities	187,623	(10,999)

Net change in cash and cash equivalents	50,267	(8,153)
Cash and cash equivalents, beginning	50,513	58,666

Cash and cash equivalents, ending	$100,780	$50,513

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$10,364	$9,032
Income taxes	—	—
Supplemental Disclosure of Non-cash Investing Activities:
Transfer of loans to foreclosed assets	$5,856	$3,690
Change in fair value of securities available for sale, net of tax	(8,639)	1,238
Change in fair value of cash flow hedge, net of tax	2,648	(267)
Acquisition:
Assets acquired	856,076	—
Liabilities assumed	789,989	—
Other equity interests acquired	17,685	—
Purchase price	40,629	—
Gain on acquisition	7,773	—

See accompanying Notes to Consolidated Financial Statements.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

NOTE A – ORGANIZATION AND OPERATIONS

Piedmont Community Bank Holdings, Inc. (the “Company” or “Piedmont”) is a bank holding company incorporated under the laws of Delaware on May 7, 2009. The Company was formed to build a community banking franchise in North Carolina and surrounding markets. The Company owns 70 percent of VantageSouth Bancshares, Inc. (“VantageSouth”), which is also a Delaware-chartered bank holding company. Both the Company and VantageSouth conduct their business operations primarily through VantageSouth Bank (the “Bank”), which is the wholly-owned banking subsidiary of VantageSouth. Piedmont also wholly owns VantageSouth Holdings, LLC, which was formed on October 12, 2010 to hold certain loans purchased by Piedmont from the Bank. The Company’s headquarters are located in Raleigh, North Carolina.

In 2010 and 2011, Piedmont acquired controlling interests in three financial institutions which are summarized below.

Acquired Institution	Acquisition Date	Percentage of Institution Initially Acquired	Purchase Price	Total Assets Acquired	Total Deposits Acquired
VantageSouth Bank	February 19, 2010	62%	$7,694	$99,189	$76,031
Community Bank of Rowan	April 19, 2011	100%	9,500	139,353	125,741
Crescent Financial Bancshares, Inc.	November 18, 2011	88%	75,000	995,156	678,289

On February 1, 2012, Piedmont merged Community Bank of Rowan (“Rowan”) into VantageSouth Bank (“Legacy VantageSouth”) and simultaneously purchased the remaining equity interests in Legacy VantageSouth from non-controlling shareholders. Then, on November 30, 2012, Piedmont merged the combined Legacy VantageSouth into Crescent State Bank, which was immediately rebranded as VantageSouth Bank.

In 2013, VantageSouth acquired another financial institution which is summarized below.

Acquired Institution	Acquisition Date	Percentage of Institution Initially Acquired	Purchase Price	Total Assets Acquired	Total Deposits Acquired
ECB Bancorp, Inc.*	April 1, 2013	100%	$40,629	$856,076	$736,114

* See further discussion of this transaction in Note C “Mergers and Acquisitions.”

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Piedmont and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with current year presentation. These reclassifications had no impact on previously reported net income or retained earnings.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Change in Accounting Estimate

Due to rapidly declining loss rates in the Company’s loan portfolio and in peer loan portfolios in recent quarters, in the second quarter of 2013, the Company expanded the time period of historical losses it uses to determine reserve rates for loans evaluated collectively in its allowance for loan losses (“ALLL”) model from two to three years. The Company believes that this change was necessary to maintain an adequate ALLL based on its evaluation of portfolio risk and market conditions. This change in accounting estimate to expand the historical loss period from two to three years increased the provision for non-acquired loans by $168 in the second quarter of 2013.

In the fourth quarter of 2013, the Company combined its ALLL models for both non-acquired loans and purchased non-impaired loans into a single model. Prior to this change, the Company maintained separate models for these two loan groupings and based its calculation of reserve rates for non-acquired loans on peer loss rates. Because of the significant changes the Company made to credit risk management practices when it completed its various troubled bank acquisitions in recent years, management did not view historical losses from the acquired loan portfolios as the best basis for determining reserves on the non-acquired (or originated) portfolio. These peer loss rates were used as a proxy for charge-off rates on the Company’s non-acquired loan portfolio in a manner similar to a de novo bank portfolio. Though there are still minimal charge-offs on the non-acquired portfolio and the enhanced credit risk management practices still prevail, the Company believes that the fourth quarter of 2013 was an appropriate time to discontinue use of peer loss data in its ALLL model. One reason for this change is that sufficient time has elapsed since the Company’s first bank acquisition such that non-acquired loan performance is now factored into the entire three-year historical loss period used for the combined ALLL model. The combined ALLL model bases reserve rates by loan type and risk grade on trailing three-year historical losses, which includes historical predecessor losses from all acquired banks over this period. This change in accounting estimate decreased the provision for loan losses by $432 in the fourth quarter of 2013.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold.

Securities Available for Sale

Available for sale securities are carried at fair value and consist of debt and equity securities not classified as trading or held to maturity. Unrealized holding gains and losses on available for sale securities are reported as a net amount in other comprehensive income, net of related tax effects. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Each available for sale security in a loss position is evaluated for other-than-temporary impairment on at least a quarterly basis. The review includes an analysis of the facts and circumstances of each individual investment such as (1) the length of time and the extent to which the fair value has been below cost, (2) changes in the earnings performance, credit rating, asset quality, or business prospects of the issuer, (3) the ability of the issuer to make principal and interest payments, (4) changes in the regulatory, economic, or technological environment of the issuer, and (5) changes in the general market condition of either the geographic area or industry in which the issuer operates.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Regardless of these factors, if the Company has developed a plan to sell the security or it is likely that we will be forced to sell the security in the near future, then the impairment is considered other-than-temporary and the carrying value of the security is permanently written down to the current fair value with the difference between the new carrying value and the amortized cost charged to earnings. If the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment is separated into the following: (1) the amount representing the credit loss and (2) the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings, and the amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes.

Loans

Loans that the Company has the intent and ability to hold for the foreseeable future, or until maturity, are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased or acquired loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan. Interest on loans is recorded based on the principal amount outstanding. The accrual of interest on impaired loans, for all classes, is discontinued when the future collectability of the recorded loan balance is in doubt. When the future collectability of the recorded loan balance is not in doubt, interest income may be recognized on the cash basis. Generally, loans are placed on nonaccrual when they are past due 90 days or more. When a loan is placed in nonaccrual status, all unpaid accrued interest is reversed and subsequent collections of interest and principal payments are generally applied as a reduction to the principal outstanding. Should the credit quality of a nonaccrual loan improve, the loan can be returned to an accrual status after demonstrating consist payment history for at least six months.

A loan is classified as a troubled debt restructuring (“TDR”) when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. In the past, the Company has granted concessions by (1) reduction of the stated interest rate for the remaining original life of the debt or (2) extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk. The Company does not generally grant concessions through forgiveness of principal or accrued interest. The Company’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual until a period of performance under the modified terms has been established. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status. These loans are closely monitored, and the Company ceases accruing interest on them if the borrowers may not continue performing based on the restructured note terms.

The Company’s loan policies, guidelines, and procedures establish the basic guidelines governing its lending operations. They address the types of loans sought, target markets, underwriting, collateral requirements, term, interest rate, yield considerations and compliance with laws and regulations. The loan policies are reviewed and approved annually by the Board of Directors of the Bank. The summary below provides an overview of the primary types of loans the Company provides, or classes of loans, including a discussion of relevant underwriting guidelines and risk characteristics.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Commercial and Industrial Loans. These loans are typically for working capital, equipment, and business expansion. Commercial and industrial loans are generally secured by accounts receivable, inventory, equipment and owner-occupied real estate. With few exceptions, the Company requires personal guarantees from the principal business owners. Commercial loans are generally originated with one to seven year maturities for working capital and equipment loans and five to seven year maturities with 15 to 25-year amortizations for owner occupied real estate.

Commercial Real Estate Loans. These loans are secured principally by leased apartments, retail centers, and commercial office and industrial buildings, acquired by the borrower for both investment and owner-occupied purposes. The Company generally requires the personal guaranty of the principal business owners on all such loans. The real estate collateral is a secondary source of repayment. Commercial real estate loans are generally originated with three-to-seven year maturities with up to 25-year amortizations.

Construction Loans. These loans are generally originated with one to five year maturities and may have an amortization feature that could extend up to 25 years once the properties are stabilized. The Company’s primary focus on one-to-four family residential construction loans is to borrowers who are the primary end users or to builders in situations in which the home is pre-sold to the end user and the loan is repaid when the end user secures a permanent mortgage. These loans are generally originated with maturities up to 18 months in length. Construction loans to home builders for speculative residential homes are not a focus for the Company. In many cases, home builders do require a speculative component to their lending facilities; however, credit exposure is controlled through the covenants relating to the home builder’s speculative-to-sold ratio. Any loans made in this product would be to well-established home builders with an excellent track record who are focused on delivering commodity-style housing. Through its Builder Finance division, the Company lends to home builders in its markets who have demonstrated a favorable record of performance and profitable operations. The Company’s loan policies require personal guarantees of the principal business owners.

Consumer Loans, Home Equity Lines of Credit and Residential Real Estate Loans. Consumer loans include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans, and miscellaneous secured and unsecured personal loans. Residential real estate loans are made for purchasing and refinancing one-to-four family properties. The Company also offers construction-to-permanent loans for one-to-four family properties. These loans are generally sold to investors when construction is complete and the loan converts to permanent financing. The Company offers fixed and variable rate options on consumer loans but generally limits the maximum term to five to seven years for non-real estate secured loans.

Purchased Credit-Impaired Loans

Loans acquired in a transfer, including business combinations, where there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments, are accounted for as purchased credit-impaired (“PCI”) loans. Where possible, PCI loans with common risk characteristics are grouped into pools at acquisition. For PCI loan pools, the excess of the cash flows initially expected to be collected over the fair value of the loans at the acquisition date (i.e., the accretable yield) is accreted into interest income over the estimated remaining life of the PCI loans using the effective yield method, provided that the timing and the amount of future cash flows is reasonably estimable. Accordingly, such loans are not classified as nonaccrual and they are considered to be accruing because their interest income relates to the accretable yield recognized under accounting for PCI loans and not to contractual interest payments. The difference between the contractually required payments and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Subsequent to acquisition, estimates of cash flows expected to be collected are updated each reporting period based on updated assumptions regarding default rates, loss severities, and other factors that are reflective of current market conditions. If the Company has probable decreases in pool-level cash flows expected to be collected, the provision for loan losses is charged, resulting in an increase to the ALLL. If the Company has probable and significant increases in pool-level cash flows expected to be collected, the Company will first reverse any previously established allowance for loan losses and then increase interest income as a prospective yield adjustment over the remaining life of the loan pool. The impact of changes in variable interest rates is recognized prospectively as adjustments to interest income.

Purchased Non-impaired Loans

Purchased non-impaired loans are also recorded at fair value at acquisition, and the related fair value discount or premium is recognized as an adjustment to yield over the remaining life of each loan using the interest method.

Allowance for Loan Losses

The ALLL and related provision are calculated for the Company’s two portfolio categories: PCI loans and non-PCI loans. The following description of the Company’s ALLL methodology primarily relates to non-PCI loans. The evaluation of PCI loans for impairment follows a different methodology which is described above. The ALLL is a reserve established through a provision for probable loan losses charged to expense. Balances are charged against the ALLL when the collectability of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. The ALLL is maintained at a level based on management’s best estimate of probable credit losses that are inherent in the loan portfolio. Management evaluates the adequacy of the ALLL on at least a quarterly basis.

For non-PCI loans, the evaluation of the adequacy of the ALLL includes both loans evaluated collectively for impairment and loans evaluated individually for impairment. The determination of loss rates on loans collectively evaluated for impairment involves considerations of historic loan loss experience as well as certain qualitative factors such as current delinquency levels and trends, loan growth, loan portfolio composition, prevailing economic conditions, the loan review function, and other relevant factors. The annualized trailing three-year historical loss rates are used in combination with the qualitative factors to determine appropriate loss rates for each identified risk category.

The Company utilizes an internal grading system to assign the degree of inherent risk on each loan in the portfolio. The risk grade is initially assigned by the lending officer and reviewed by the credit administration function. The internal risk grading system is reviewed and tested periodically by the loan review function. The Company’s allowance for loan loss model uses the internal loan grading system to segment each category of loans by risk grade. Calculated loss rates are weighted more heavily for higher risk loans.

A loan is considered individually impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. These loans are evaluated individually for impairment if they exceed a quantitative threshold of $200 at the borrower level or have been modified in a TDR. Reserves, or charge-offs, on individually impaired loans that are collateral dependent are based on the fair value of the underlying collateral, less an estimate of selling costs, while reserves, or charge-offs, on loans that are not collateral dependent are based on either an observable market price, if available, or the present value of expected future cash flows discounted at the historical effective interest rate. The Company evaluates loans that are classified as doubtful, substandard or special mention to determine whether or not they are individually impaired. This evaluation includes several factors, including review of the loan payment status and the borrower’s financial condition and operating results such as cash flows, operating income or loss, etc.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The evaluation of the ALLL is inherently subjective, and management uses the best information available to establish this estimate. However, if factors such as economic conditions differ substantially from assumptions, or if amounts and timing of future cash flows expected to be received on impaired loans vary substantially from the estimates, future adjustments to the allowance for loan losses may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the ALLL based on their judgments about all relevant information available to them at the time of their examination. Any adjustments to original estimates are made in the period in which the factors and other considerations indicate that adjustments to the ALLL are necessary.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are classified as held for sale and are carried at the lower of cost or fair value. Upon closing, these loans, together with their servicing rights, are sold to mortgage loan investors under pre-arranged terms. Origination and service release fees are recognized upon the sale and are included in non-interest income. Related to the mortgage business, the Company enters into interest rate lock commitments and commitments to sell mortgages on a best-efforts basis. Interest rate lock commitments are entered into to manage interest rate risk associated with the fixed rate loan commitments. The period of time between the issuance of a loan commitment and the closing and sale of the loan generally ranges from 10 to 60 days. Such interest rate lock commitments represent derivative instruments which are carried at fair value. These derivative instruments do not qualify for hedge accounting. The fair value of interest rate lock commitments is based on current secondary market pricing and is included in other assets on the balance sheet and in non-interest income on the income statement. Gains and losses from sales of the mortgages are recognized when the Company sells the loan to the investor and such gains and losses are also recorded in non-interest income.

The Company provides loans guaranteed by the Small Business Administration (“SBA”) for the purchase of businesses, business startups, business expansion, equipment, and working capital. All SBA loans are underwritten and documented as prescribed by the SBA. SBA loans are generally fully amortizing and have maturity dates and amortizations of up to 25 years. The portion of SBA loans originated that are guaranteed and intended for sale on the secondary market are classified as held for sale and are carried at the lower of cost or fair value. The loan participations are sold and the servicing rights are retained. At the time of the sale, an asset is recorded for the value of the servicing rights and is amortized over the remaining life of the loan on the effective interest method. The servicing asset is included in other assets and the amortization of the servicing asset is included in non-interest expense. Servicing fees are recorded in non-interest income. A gain is recorded for any premium paid in excess of the carrying value of the net assets transferred in the sale and is also included in non-interest income. The portion of SBA loans that are retained are included in the appropriate loan classification for disclosure purposes. These loans are primarily commercial real estate or commercial and industrial.

Federal Home Loan Bank of Atlanta Stock

As a requirement for membership, the Company has invested in common stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost and is periodically evaluated for impairment.

Premises and Equipment

Land is carried at cost. Other components of premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which range from 37 to 40 years for buildings and three to ten years for furniture, software, and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in earnings.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Assets to be disposed of are transferred to other real estate owned and are reported at the lower of the carrying amount or fair value less costs to sell.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain current and former employees and directors. These policies are recorded in other assets at their cash surrender value, or the amount that can be realized. Income from these policies and changes in the net cash surrender value are recorded in non-interest income.

Foreclosed Assets

Foreclosed assets include repossessed assets and other real estate owned. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell upon foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and valuation adjustments are included in net expenses from foreclosed assets.

Income Taxes

Deferred income taxes are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company had no uncertain tax positions as of December 31, 2013.

A valuation allowance is recorded for deferred tax assets if the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s valuation allowance as of December 31, 2013 was related to deferred taxes at the Piedmont parent company level.

SBA Servicing Asset

All sales of SBA guaranteed loans are executed on a servicing retained basis, and the Company retains the rights and obligations to service the loans. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for the Company to retain a portion of the cash flow from the interest payment received on the loan. This cash flow is commonly known as a servicing spread. SBA regulations require the lender to keep a minimum 100 basis points in servicing spread for any guaranteed loan sold for a premium. The minimum servicing spread is further defined as a minimum service fee of 40 basis points and a minimum premium protection fee of 60 basis points. The servicing spread is recognized as a servicing asset to the extent the spread exceeds adequate compensation for the servicing function. Industry practice recognizes adequate compensation for servicing SBA loans as the minimum service fee of 40 basis points. The fair value of the servicing asset is measured at the discounted present value of the premium protection fee over the expected life of the related loan

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

using appropriate discount rates and prepayment assumptions based on industry statistics. SBA servicing assets are initially recognized at fair value and amortized over the expected life of the related loans as a reduction of the servicing income recognized from the servicing spread.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, acquired assets and assumed liabilities are included with the acquirer’s accounts as of the date of acquisition at estimated fair value, with any excess of purchase price over the fair value of the net assets acquired (including identifiable core deposit intangibles) capitalized as goodwill. In the event that the fair value of the net assets acquired exceeds the purchase price, an acquisition gain is recorded for the difference in consolidated statements of operations for the period in which the acquisition occurred. The core deposit intangible asset is recognized as an asset apart from goodwill when it arises from contractual or other legal rights or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In addition, acquisition-related costs and restructuring costs are recognized as period expenses as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The goodwill impairment analysis is a two-step test. The first, used to identify potential impairment, involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The Company performs its annual goodwill impairment test as of October 31 of each year. For 2013, the results of the first step of the goodwill impairment test provided no indication of potential impairment. Goodwill will continue to be monitored for triggering events that may indicate impairment prior to the next scheduled annual impairment test.

Intangible assets with finite lives are amortized over their estimated useful lives. Other intangible assets, which consist of core deposit intangibles, are being amortized over seven to ten-year periods using an accelerated method.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards of VantageSouth stock issued to employees and directors. Compensation cost is measured as the fair value of these awards on their date of grant. An option pricing model is utilized to estimate the fair value of stock options, while the market price of VantageSouth’s common stock at the date of grant is used as the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock options awards and as the restriction period for restricted stock awards.

Compensation cost is recognized for Piedmont compensatory stock warrants granted to certain directors and members of management over the respective vesting periods of the awards. Compensation cost is measured as the fair value of these awards on their date of grant. A Monte Carlo option pricing model is utilized to estimate the fair value of Piedmont’s stock warrants issued.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the fair value hierarchy which gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to the management’s assumptions (unobservable inputs). For assets and liabilities recorded at fair value, the Company’s policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available-for-sale investment securities and derivatives are recorded at fair value on a recurring basis. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, impaired loans and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls to a lower level in the hierarchy. These levels are described as follows:

•	Level 1 – Valuations for assets and liabilities traded in active exchange markets.

•

Level 2 – Valuations for assets and liabilities that can be obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company’s principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets.

•

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The determination of where an asset or liability falls in the fair value hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures at each reporting period and based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, management expects that changes in classifications between levels will be rare.

Per Share Results

Basic and diluted net income per share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. Diluted net income per share reflects the potential dilution that could occur if common stock warrants were exercised, resulting in the issuance of common stock that then shared in the net income of the Company.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Basic and diluted net income per share have been computed based upon net income available to common stockholders as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below.

	2013	2012
Weighted average number of common shares	1,466,664	1,466,664
Effect of dilutive stock warrants	—	—

Weighted average number of common shares and dilutive potential common shares	1,466,664	1,466,664

Anti-dilutive warrants	146,666	143,253

Accumulated Other Comprehensive Income (Loss)

The Company’s accumulated other comprehensive income (loss) is comprised of unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges to the extent that the hedges were effective. Details on the components of accumulated other comprehensive income are outlined in Note R of the Notes to Consolidated Financial Statements.

Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Management has determined that the Company has one significant operating segment, which is providing general commercial banking and financial services to individuals and businesses primarily located in North Carolina. The Company’s various products and services are those generally offered by community banks, and the allocation of resources is based on the overall performance of the company versus individual regions, branches, products and services.

Recently Adopted and Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-02 - Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments were effective for periods beginning after December 15, 2012. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment. The amendments in this update give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is impaired, then the entity must perform the quantitative impairment test. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. The amendments were effective beginning January 1, 2013. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles — Goodwill and Other, to amend FASB Accounting Standards Codification (“ASC”) Topic 350, Testing Goodwill for Impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments were effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, to amend FASB ASC Topic 220, Comprehensive Income. The amendments in this update eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and will require them to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement format would include the traditional income statement and the components and total other comprehensive income as well as total comprehensive income. In the two statement approach, the first statement would be the traditional income statement which would immediately be followed by a separate statement which includes the components of other comprehensive income, total other comprehensive income and total comprehensive income. The amendments in this update were effective for the first interim or annual period beginning after December 15, 2011. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to amend ASC Topic 820, Fair Value Measurement. The amendments in this update result in common fair value measurement and disclosure requirements in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. Many of the previous fair value requirements are not changed by this standard. The amendments in this update were effective during interim and annual periods beginning after December 15, 2011. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

NOTE C – MERGERS AND ACQUISITIONS

ECB Bancorp, Inc. Merger

On April 1, 2013, ECB Bancorp, Inc. (“ECB”) was merged with and into VantageSouth (the “ECB Merger”). The ECB Merger was completed pursuant to an Agreement and Plan of Merger dated as of September 25, 2012 (the “Merger Agreement”). Immediately following the ECB Merger, The East Carolina Bank, a wholly-owned subsidiary of ECB, was merged with and into the Bank. Upon the closing of the ECB Merger, each outstanding share of ECB common stock was converted into the right to receive 3.55 shares of VantageSouth’s common stock. The aggregate merger consideration consisted of 10.3 million shares of VantageSouth’s common stock. Based upon the closing price of VantageSouth’s common stock immediately prior to the ECB Merger, the aggregate purchase price was $40,628. Following the ECB Merger, Piedmont owned approximately 70 percent of VantageSouth’s outstanding common stock.

Pursuant to the Merger Agreement, each share of ECB’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, was exchanged into one share of VantageSouth’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B. At the closing of the ECB Merger, VantageSouth also issued a warrant to purchase 514,693.2 shares of its common stock to the U.S. Department of the Treasury (“Treasury”) in exchange for the warrant issued by ECB to Treasury on January 16, 2009 to purchase 144,984 shares of ECB’s common stock. The warrant issuance reflected the exchange ratio associated with the ECB Merger.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The table below presents the ECB assets acquired, liabilities assumed and other equity interests as of April 1, 2013 as well as the calculation of the transaction purchase price and gain on acquisition. The Company has a one-year measurement period from the acquisition date to finalize the recorded fair values of net assets acquired. Therefore, the acquisition gain may change if initial fair value estimates are revised within the measurement period.

	As Reported by ECB at April 1, 2013	Initial Fair Value Adjustments		Measurement Period Adjustments		As Reported by the Company at April 1, 2013
Assets:
Cash and cash equivalents	$24,008	$—		$—		$24,008
Investment securities available for sale	289,058	301	(a)	—		289,359
Loans, net	483,474	(30,420)	(c)	—		453,054
Loans held for sale	3,857	9,790	(b)	(191)	(m)	13,456
Federal Home Loan Bank stock, at cost	3,150	—		—		3,150
Premises and equipment, net	25,633	(1,177)	(d)	135	(m)	24,591
Bank-owned life insurance	12,249	—		—		12,249
Foreclosed assets	7,090	(717)	(e)	—		6,373
Deferred tax asset, net	6,986	9,082	(f)	294	(m)	16,362
Other intangible assets, net	—	4,307	(g)	—		4,307
Other assets	10,423	(665)	(h)	(591)	(m)	9,167

Total assets	865,928	(9,499)		(353)		856,076

Liabilities:
Deposits	$731,926	$4,188	(i)	$—		$736,114
Short-term borrowings	34,284	—		—		34,284
Long-term debt	16,000	460	(j)	—		16,460
Other liabilities	2,867	148	(k)	116	(m)	3,131

Total liabilities	785,077	4,796		116		789,989

Net assets acquired	80,851	(14,295)		(469)		66,087

Other equity interests:
Preferred stock	17,660	(107)	(l)	—		17,553
Common stock warrant	878	(746)	(l)	—		132

Total other equity interests	18,538	(853)		—		17,685

Gain on acquisition						7,773

Purchase price						$40,629

Explanation of fair value adjustments

(a) Adjustment reflects opening fair value of securities portfolio, which was established as the new book basis of the portfolio.

(b) Adjustment reflect the reclassification of the fair value of certain loans identified by management as being held for sale at acquisition.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

(c) Adjustment reflects the estimated lifetime credit losses on the loan portfolio, the present value of the differences between contractual interest rates and market interest rates, and a reclassification of certain loans that were identified as held for sale at acquisition.

(d) Adjustment reflects fair value adjustments on certain acquired branch offices as well as certain software and computer equipment.

(e) Adjustment reflects the write down of certain foreclosed assets based on current estimates of property values given current market conditions and additional discounts based on the Company’s planned disposition strategy.

(f) Adjustment reflects the tax impact of acquisition accounting fair value adjustments.

(g) Adjustment reflects the fair value of the acquired core deposit intangible.

(h) Adjustment reflects the impact of fair value adjustments on other assets, which include the write down of certain unusable prepaid expenses and the elimination of accrued interest on purchased credit-impaired loans.

(i) Adjustment reflects the fair value premium on time deposits, which was calculated by discounting future contractual interest payments at a current market interest rate.

(j) Adjustment reflects the fair value premium on FHLB advances, which was calculated by discounting future contractual interest payments at a current market interest rate. This fair value premium is also consistent with the prepayment penalty the FHLB would charge to terminate the advance.

(k) Adjustment reflects the impact of fair value adjustments on other liabilities, which primarily includes the accrual of a preferred stock dividend at acquisition.

(l) Amount reflects the adjustment to record other equity interests at fair value. The fair value of preferred stock issued to Treasury was estimated by discounting future contractual dividend payments at a current market interest rate for preferred stocks of issuers with similar risk. The assumed liquidation date of the preferred stock was February 15, 2014, which is the date the dividend resets from 5 to 9 percent. The fair value of the common stock warrant issued to Treasury was estimated using a Black Scholes option pricing model assuming a warrant life through the dividend reset date.

(m) Adjustments reflect changes to acquisition date fair values of certain assets based on additional information received post-acquisition within the measurement period. Measurement period adjustments included tax-effected adjustments to reduce the estimated fair value of a non-marketable investment, to reduce the fair value of certain distressed loans held for sale, recognize a liability for employee credit card balances outstanding at the merger date, and to increase the fair value of a bank-owned office.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The table below presents unaudited pro forma information as if VantageSouth’s acquisition of ECB had occurred at the beginning of the earliest period presented, which was January 1, 2012. The unaudited pro forma financial information is not indicative of the results of operations that would have occurred had the transaction been effected on the assumed date.

	2013	2012

Net interest income	$78,454	$75,325

Net income (loss)	$(1,109)	$9,130

Net income (loss) attributable to Piedmont Community Bank Holdings, Inc.	$(2,707)	$4,619

Net income (loss) per common share - basic	$(1.85)	$3.15

Net income (loss) per common share - diluted	$(1.85)	$3.15

Weighted average basic common shares outstanding	1,466,664	1,466,664

Weighted average diluted common shares outstanding	1,466,664	1,466,664

ECB was merged into VantageSouth on April 1, 2013, and the combined organization began operating as a single reporting segment on the merger date.

NOTE D – INVESTMENT SECURITIES

The tables below summarize the amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale and held to maturity by major classification.

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. government-sponsored enterprise securities	$14,834	$—	$161	$14,673
SBA-guaranteed securities	66,579	52	751	65,880
Residential mortgage-backed securities (MBS)	216,818	69	11,627	205,260
Corporate bonds	109,423	1,800	483	110,740
Commercial MBS	5,867	71	—	5,938
Municipal obligations - non-taxable	600	1	—	601
Other debt securities	253	—	—	253
Marketable equity securities	677	366	—	1,043

Total securities available for sale	$415,051	$2,359	$13,022	$404,388

Securities held to maturity:
Corporate bonds	$500	$—	$—	$500

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
Residential MBS	$76,249	$574	$46	$76,777
Corporate bonds	30,861	1,697	50	32,508
Commercial MBS	6,612	273	—	6,885
Municipal obligations – non-taxable	15,492	709	—	16,201
Municipal obligations – taxable	2,583	142	—	2,725
Other debt securities	1,083	74	—	1,157
Marketable equity securities	37	21	—	58

Total securities available for sale	$132,917	$3,490	$96	$136,311

Securities held to maturity:
Corporate bonds	$180	$230	$—	$410

The table below summarizes gross unrealized losses and fair values, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2013
U.S. government-sponsored enterprise securities	$14,673	$161	$—	$—	$14,673	$161
SBA-guaranteed securities	57,277	751	—	—	57,277	751
Residential MBS	198,885	11,627	—	—	198,885	11,627
Corporate bonds	19,420	483	—	—	19,420	483

Total temporarily impaired securities	$290,255	$13,022	$—	$—	$290,255	$13,022

December 31, 2012
Residential MBS	$28,802	$46	$—	$—	$28,802	$46
Corporate bonds	2,013	50	—	—	2,013	50

Total temporarily impaired securities	$30,815	$96	$—	$—	$30,815	$96

All residential MBSs in the Company’s portfolio as of December 31, 2013 and 2012 were backed by government sponsored enterprises (“GSEs”). Unrealized losses on investment securities as of December 31, 2013 related to sixty-five residential MBSs issued by GSEs, twenty-three SBA-guaranteed securities, six investment grade corporate bonds, and two U.S. government-sponsored enterprise securities. Unrealized losses on investment securities as of December 31, 2012 related to nine residential MBSs and two investment grade corporate bonds. As of December 31, 2013, none of the Company’s securities had been in an unrealized loss position for more

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

than a twelve month period. The increase in gross unrealized losses since year end 2012 was primarily due to increases in long-term market interest rates in the second quarter of 2013 which negatively affected values of fixed income securities. The Company had $483 in total unrealized losses on corporate bonds, which were the only securities in a loss position that were not issued or guaranteed by a U.S. government agency or GSE. These corporate bonds were all issued by large national or international financial institutions, and the Company does not believe the recent unrealized losses on these bonds were due to issuer-related credit events.

The securities in an unrealized loss position as of December 31, 2013 continue to perform and are expected to perform through maturity, and the issuers have not experienced significant adverse events that would call into question their ability to repay these debt obligations according to contractual terms. Further, because the Company does not intend to sell these investments and does not believe that it will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider unrealized losses on such securities to represent other-than-temporary impairment as of December 31, 2013.

As of December 31, 2013, the Company held no individual investment securities with an aggregate book value greater than 10 percent of total stockholders’ equity. As of December 31, 2013 and 2012, investment securities with carrying values of $226,048 and $50,685, respectively, were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

The year end amortized cost and fair values of securities available for sale, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2013		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
Due within one year	$677	$678	$13,327	$13,420
Due after one year through five years	182,777	182,713	78,671	81,064
Due after five years through ten years	173,624	166,765	24,039	24,669
Due after ten years	57,296	53,189	16,843	17,100
Other equity securities	677	1,043	37	58

	$415,051	$404,388	$132,917	$136,311

Securities held to maturity:
Due after one year through five years	$500	$500	$—	$—
Due after five years through ten years	—	—	180	410

	$500	$500	$180	$410

The table below summarizes securities gains (losses) for the periods presented.

	2013	2012
Gross gains on sales of securities available for sale	$1,250	$1,335
Gross losses on sales of securities available for sale	(35)	(84)

Total securities gains, net	$1,215	$1,251

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

NOTE E – LOANS AND ALLOWANCE FOR LOAN LOSSES

The following table summarizes the Company’s loans by type.

	December 31, 2013	December 31, 2012
Commercial:
Commercial real estate	$670,293	$393,218
Commercial and industrial	230,614	98,701
Construction and development	175,794	76,101
Consumer:
Residential real estate	191,378	126,272
Construction and development	22,520	6,203
Home equity	94,390	63,486
Other consumer	8,332	4,325

Gross loans	1,393,321	768,306
Less:
Deferred loan fees	(488)	(97)
Allowance for loan losses	(7,043)	(3,998)

Net loans	$1,385,790	$764,211

As of December 31, 2013 and 2012, loans totaling $424,414 and $237,560, respectively, were pledged to secure borrowings or available lines of credit with correspondent banks.

The Company has granted loans to certain directors and executive officers of the Company and VantageSouth and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectability. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of contractual obligations due from directors and executive officers, and their related interests, follows.

	2013	2012
Loans to directors and officers at beginning of period	$29,999	$30,910
Additions for new directors	1,232	—
Reductions for retirement of directors	(1,816)	—
New advances to directors and officers	8	1,741
Payoffs and principal reductions	(2,986)	(2,652)

Loans to directors and officers at end of period	$26,437	$29,999

The Company completed various sales of loans held for investment to investors during 2013 and 2012. The proceeds from these loan sales totaled $2,595 and $20,497 in 2013 and 2012, respectively. There was no gain or loss recorded on these loan sales. In the fourth quarter of 2012, the Company purchased commercial and industrial loans from an unrelated third party. These loans were recorded at their estimated fair value at the date of purchase of $7,698.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Purchased Credit-Impaired Loans

Loans for which it is probable at acquisition that all contractually required payments will not be collected are considered PCI loans. The following table relates to PCI loans acquired in the ECB merger and summarizes the contractually required payments, which includes principal and interest, expected cash flows to be collected, and the fair value of acquired PCI loans at the ECB merger date of April 1, 2013.

Contractually required payments	$61,801
Nonaccretable difference	(11,433)

Cash flows expected to be collected at acquisition	50,368
Accretable yield	(4,242)

Fair value of acquired loans at acquisition	$46,126

The remaining carrying value and outstanding balances of PCI loans totaled $180,035 and $203,179, respectively as of December 31, 2013. The remaining carrying value and outstanding balances of PCI loans totaled $207,900 and $231,766, respectively as of December 31, 2012.

The following table summarizes changes in accretable yield, or income expected to be collected, related to all of the Company’s PCI loans for the periods presented.

	2013	2012
Balance, beginning of period	$27,632	$29,645
Loans purchased	4,242	—
Accretion of income	(13,640)	(15,252)
Reclassifications from nonaccretable difference	9,595	14,031
Other, net	(2,480)	(792)

Balance, end of period	$25,349	$27,632

Purchased Non-Impaired Loans

Purchased non-impaired loans are also recorded at fair value at acquisition, and the related fair value discount or premium is recognized as an adjustment to yield over the remaining life of each loan. The following table relates to purchased non-impaired loans acquired in the ECB merger and provides the contractually required payments, fair value, and estimate of contractual cash flows not expected to be collected at the ECB merger date of April 1, 2013.

Contractually required payments	$499,963

Fair value of acquired loans at acquisition	$406,928

Contractual cash flows not expected to be collected	$10,098

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Allowance for Loan Losses

The following tables summarize the activity in the allowance for loan losses for the periods presented as well as the ending recorded investment in loans by portfolio segment and impairment method.

	Year Ended December 31, 2013
	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Residential Real Estate	Consumer Construction	Home Equity	Other Consumer	Total

Beginning allowance	$1,524	$798	$597	$940	$18	$85	$36	$3,998
Charge-offs	(20)	(483)	(723)	(672)	—	(558)	(265)	(2,721)
Recoveries	26	23	47	146	—	39	16	297
Provision	889	467	1,479	1,259	169	910	296	5,469

Ending allowance	$2,419	$805	$1,400	$1,673	$187	$476	$83	$7,043

Ending allowance attributable to loans:
Individually evaluated for impairment	$57	$323	$—	$—	$—	$270	$2	$652
Collectively evaluated for impairment	1,322	482	1,139	688	187	153	59	4,030
Purchased credit-impaired	1,040	—	261	985	—	53	22	2,361

Ending allowance balance	$2,419	$805	$1,400	$1,673	$187	$476	$83	$7,043

Loans:
Individually evaluated for impairment	$4,590	$343	$2,609	$695	$242	$424	$13	$8,916
Collectively evaluated for impairment	562,081	219,251	137,911	164,106	20,447	92,592	7,982	1,204,370
Purchased credit-impaired	103,622	11,020	35,274	26,577	1,831	1,374	337	180,035

Total loans	$670,293	$230,614	$175,794	$191,378	$22,520	$94,390	$8,332	$1,393,321

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

	Year Ended December 31, 2012
	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Residential Real Estate	Consumer Construction	Home Equity	Other Consumer	Total

Beginning allowance	$457	$197	$207	$128	$28	51	13	$1,081
Charge-offs	—	(250)	(400)	(341)	(15)	(1,596)	(147)	(2,749)
Recoveries	—	19	125	153	—	6	9	312
Provision	1,067	832	665	1,000	5	1,624	161	5,354

Ending allowance	$1,524	$798	$597	$940	$18	$85	$36	$3,998

Ending allowance attributable to loans:
Individually evaluated for impairment	$14	$—	$8	$9	$—	$14	$1	$46
Collectively evaluated for impairment	1,067	798	322	379	18	71	19	2,674
Purchased credit-impaired	443	—	267	552	—	—	16	1,278

Ending allowance balance	$1,524	$798	$597	$940	$18	$85	$36	$3,998

Loans:
Individually evaluated for impairment	$1,697	$—	$415	$1,452	$—	$1,342	$224	$5,130
Collectively evaluated for impairment	266,001	85,356	31,741	100,794	5,392	62,101	3,891	555,276
Purchased credit-impaired	125,520	13,345	43,945	24,026	811	43	210	207,900

Total loans	$393,218	$98,701	$76,101	$126,272	$6,203	$63,486	$4,325	$768,306

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk which is reviewed at least annually. The Company uses the following general definitions for risk ratings:

•	Pass. These loans range from superior quality with minimal credit risk to loans requiring heightened management attention but that are still an acceptable risk and continue to perform as contracted.

•

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

•

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

•

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following tables summarize the risk category of loans by class of loans.

	December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total
Non-PCI Loans
Commercial:
Commercial real estate	$532,669	$24,245	$9,757	$—	$566,671
Commercial and industrial	210,382	5,195	3,993	24	219,594
Construction and development	134,074	3,400	2,847	199	140,520
Consumer:
Residential real estate	153,123	7,812	3,866	—	164,801
Construction and development	19,566	921	202	—	20,689
Home equity	87,891	2,524	2,601	—	93,016
Other consumer	7,773	43	179	—	7,995

Total loans	$1,145,478	$44,140	$23,445	$223	$1,213,286

PCI Loans
Commercial:
Commercial real estate	$53,900	$35,399	$14,323	$—	$103,622
Commercial and industrial	7,921	2,382	669	48	11,020
Construction and development	9,666	17,408	7,124	1,076	35,274
Consumer:
Residential real estate	13,794	7,070	5,692	21	26,577
Construction and development	212	510	1,109	—	1,831
Home equity	28	850	496	—	1,374
Other consumer	21	281	35	—	337

Total loans	$85,542	$63,900	$29,448	$1,145	$180,035

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Total
Non-PCI Loans
Commercial:
Commercial real estate	$261,039	$4,417	$1,978	$—	$267,434
Commercial and industrial	83,730	1,365	261	—	85,356
Construction and development	29,159	1,859	(2,396)	—	28,622
Consumer:
Residential real estate	96,246	3,835	1,170	—	101,251
Construction and development	4,845	463	84	—	5,392
Home equity	59,255	2,041	2,147	—	63,443
Other consumer	3,859	23	233	—	4,115

Total loans	$538,133	$14,003	$3,477	$—	$555,613

PCI Loans
Commercial:
Commercial real estate	$74,599	$37,294	$13,628	$—	$125,521
Commercial and industrial	11,065	1,059	1,221	—	13,345
Construction and development	14,631	19,117	9,813	383	43,944
Consumer:
Residential real estate	13,982	3,741	6,265	38	24,026
Construction and development	278	163	370	—	811
Home equity	—	—	43	—	43
Other consumer	88	122	—	—	210

Total loans	$114,643	$61,496	$31,340	$421	$207,900

The following tables summarize the past due status of the loan portfolio (excluding PCI loans) based on contractual terms.

	December 31, 2013
	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Non-PCI Loans
Commercial:
Commercial real estate	$2,419	$2,142	$4,561	$562,110	$566,671
Commercial and industrial	1,945	505	2,450	217,144	219,594
Construction and development	146	1,316	1,462	139,058	140,520
Consumer:
Residential real estate	5,097	1,365	6,462	158,339	164,801
Construction and development	603	237	840	19,849	20,689
Home equity	990	701	1,691	91,325	93,016
Other consumer	245	136	381	7,614	7,995

Total	$11,445	$6,402	$17,847	$1,195,439	$1,213,286

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

	December 31, 2012
	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans
Non-PCI Loans
Commercial:
Commercial real estate	$2,198	$1,457	$3,655	$264,043	$267,698
Commercial and industrial	878	30	908	84,448	85,356
Construction and development	326	230	556	31,600	32,156
Consumer:
Residential real estate	1,595	1,075	2,670	99,576	102,246
Construction and development	83	70	153	5,239	5,392
Home equity	1,200	712	1,912	61,531	63,443
Other consumer	204	223	427	3,688	4,115

Total	$6,484	$3,797	$10,281	$550,125	$560,406

The following table summarizes the recorded investment of loans on nonaccrual status and loans greater than 90 days past due and accruing (excluding PCI loans) by class.

	December 31, 2013		December 31, 2012
	Nonaccrual	Loans Greater Than 90 Days Past Due and Accruing	Nonaccrual	Loans Greater Than 90 Days Past Due and Accruing
Non-PCI Loans
Commercial:
Commercial real estate	$4,747	$—	$1,763	$—
Commercial and industrial	2,154	—	64	—
Construction and development	2,632	—	483	—
Consumer:
Residential real estate	2,450	—	1,842	—
Construction and development	653	—	70	—
Home equity	1,928	—	1,550	—
Other consumer	164	—	223	—

Total	$14,728	$—	$5,995	$—

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The following table provides information on impaired loans, which excludes PCI loans and loans evaluated collectively as a homogeneous group.

	December 31, 2013
	Recorded Investment With a Recorded Allowance	Recorded Investment With no Recorded Allowance	Total	Related Allowance	Unpaid Principal Balance
Non-PCI Loans
Commercial:
Commercial real estate	$732	$3,858	$4,590	$57	$5,257
Commercial and industrial	323	20	343	323	343
Construction and development	—	2,609	2,609	—	3,042
Consumer:
Residential real estate	—	695	695	—	877
Construction and development	—	242	242	—	255
Home equity	334	90	424	270	442
Other consumer	13	—	13	2	13

Total	$1,402	$7,514	$8,916	$652	$10,229

	December 31, 2012
	Recorded Investment With a Recorded Allowance	Recorded Investment With no Recorded Allowance	Total	Related Allowance	Unpaid Principal Balance
Non-PCI Loans
Commercial:
Commercial real estate	$208	$1,489	$1,697	$14	$1,702
Commercial and industrial	—	—	—	—	—
Construction and development	40	375	415	8	628
Consumer:
Residential real estate	756	696	1,452	9	1,605
Construction and development	—	—	—	—	—
Home equity	153	1,189	1,342	14	2,172
Other consumer	224	—	224	1	224

Total	$1,381	$3,749	$5,130	$46	$6,331

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The following table provides the average balance of impaired loans for each period presented and interest income recognized during the period in which the loans were considered impaired.

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Average Balance	Interest Income	Average Balance	Interest Income
Non-PCI Loans
Commercial:
Commercial real estate	$2,964	$22	$1,076	$—
Commercial and industrial	144	—	—	—
Construction and development	1,282	—	137	—
Consumer:
Residential real estate	1,029	—	766	4
Construction and development	48	—	—	—
Home equity	1,183	—	933	4
Other consumer	100	—	56	—

Total	$6,750	$22	$2,968	$8

The Company may modify certain loans under terms that are below market in order to maximize the amount collected from a borrower that is experiencing financial difficulties. These modifications are considered troubled debt restructurings (“TDRs”). TDRs are evaluated individually for impairment based on the collateral value, if the loan is determined to be collateral dependent, or discounted expected cash flows, if the loan is not determined to be collateral dependent. The Company has no commitments to lend additional funds to any borrowers that have had a loan modified in a TDR. The following table provides the number and recorded investment of TDRs outstanding.

	December 31, 2013		December 31, 2012
	Recorded Investment	Number	Recorded Investment	Number
TDRs:
Commercial real estate	$815	2	$306	1
Commercial and industrial	20	1	20	1
Commercial construction	161	1	118	1
Residential real estate	133	2	209	2
Home equity	90	2	37	1
Consumer	13	1	—	—

Total	$1,232	9	$690	6

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The following table provides the number and recorded investment of TDRs modified during the year ended December 31, 2013 and the number and recorded investment of those loans that subsequently defaulted.

	TDRs Modified		TDRs Defaulted
	Recorded Investment	Number	Recorded Investment	Number
TDRs:
Below market interest rate modifications:
Commercial real estate	$534	1	$—	—
Commercial construction	161	1	—	—
Residential real estate	47	1	47	1
Home equity	90	2	—	—
Consumer	13	1	13	1

Total	$845	6	$60	2

The Company does not generally forgive principal or unpaid interest as part of TDRs. Therefore, the recorded investment in TDRs during 2013 did not change following the modifications. All TDRs are subject to an individual impairment analysis and are valued at fair value. Fair value for TDRs is based on collateral values for collateral dependent loans or discounted expected cash flows for non-collateral dependent loans. There were no loans modified in a TDR in 2012.

NOTE F – PREMISES AND EQUIPMENT

A summary of premises and equipment is presented in the table below.

	December 31, 2013	December 31, 2012
Land	$15,386	$6,955
Buildings and leasehold improvements	25,409	8,513
Furniture, software, and equipment	8,455	3,741
Less: accumulated depreciation	(4,375)	(1,858)

Total	$44,875	$17,351

Depreciation on premises and equipment, which is recorded in occupancy and equipment expense, totaled $2,521 for the year ended December 31, 2013 and $1,362 for the year ended December 31, 2012.

NOTE G – SBA SERVICING ASSET

All sales of SBA guaranteed loans are executed on a servicing retained basis, and the Company retains the rights and obligations to service the loans. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for the Company to retain a portion of the cash flow from the interest payment received on the loan. This cash flow is commonly known as a servicing spread. SBA regulations require the lender to keep a minimum 100 basis points in servicing spread for any guaranteed loan sold for a premium. The minimum servicing spread is further defined as a minimum service fee of 40 basis points and a minimum premium protection fee of 60 basis points. The servicing spread is recognized as a servicing asset to the extent the spread exceeds adequate compensation for the servicing function. Industry practice recognizes adequate compensation for servicing SBA loans as the minimum service fee of 40 basis points. The fair value of the servicing asset is measured at the discounted present value of the premium protection fee over the expected life of the related loan using appropriate discount rates and prepayment assumptions based on industry statistics.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

SBA servicing assets are initially recognized at fair value and amortized over the expected life of the related loans as a reduction to the servicing income recognized from the servicing spread. Gross servicing spread income, which is recorded within government-guaranteed lending income in the Consolidated Statements of Operations, totaled $522 for the year ended December 31, 2013.

The table below summarizes the activity in the SBA servicing asset for the period presented.

2013
Balance at January 1	$976
Additions	995
Amortization	(212)

Balance at December 31	$1,759

The amortized basis in the servicing asset is tested for impairment quarterly. The fair value of the servicing asset is recalculated and compared to the amortized basis. If the amortized basis exceeds the fair value, the asset is considered impaired and is written down to fair value through a valuation allowance on the asset and a charge against earnings. There was no valuation allowance recorded on the SBA servicing asset at December 31, 2013 or 2012.

The risks inherent in the SBA servicing asset includes prepayments at different rates than anticipated or resolution of the loan at a date not consistent with the estimated expected life. These events would cause the value of the servicing asset to decline at a faster or slower rate than originally anticipated.

NOTE H – GOODWILL AND OTHER INTANGIBLE ASSETS

The table below summarizes the changes in carrying amounts of goodwill and other intangibles (core deposit intangibles) for the periods presented.

		Core Deposit Intangible
	Goodwill	Gross	Accumulated Amortization	Net
Balance at January 1, 2012	$26,254	$3,128	$(304)	$2,824
Amortization expense	—	—	(448)	(448)

Balance at December 31, 2012	$26,254	$3,128	$(752)	$2,376

Acquired in ECB merger	$—	$4,307	$—	$4,307
Amortization expense	—	—	(800)	(800)

Balance at December 31, 2013	$26,254	$7,435	$(1,552)	$5,883

Goodwill represents the excess of the purchase price over the fair value of acquired net assets under the acquisition method of accounting. The acquisitions by the Company were nontaxable and, as a result, there is no tax basis in the goodwill. Accordingly, none of the goodwill associated with the respective acquisitions is deductible for tax purposes.

For the ECB merger, the value of the core deposit relationships was determined using the present value of the difference between a market participant’s cost of obtaining alternative funds and the cost to maintain the acquired deposit base. The core deposit intangible from the ECB merger is being amortized over a ten-year period using the accelerated method.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The table below presents estimated amortization expense for the Company’s other intangible assets.

2014	$899
2015	776
2016	709
2017	676
2018	650
Thereafter	2,173

$5,883

Goodwill is reviewed for potential impairment at least annually at the reporting unit level. The goodwill impairment test requires a two-step method to evaluate and calculate impairment. The first step requires estimation of the reporting unit’s fair value. If the fair value exceeds the carrying value, no further testing is required. If the carrying value exceeds the fair value, a second step is performed to determine whether an impairment charge must be recorded and, if so, the amount of such charge. The Company performed its annual goodwill impairment test as of October 31, 2013 and no impairment was indicated by this test. The Company has not identified any triggering events since the impairment test date that would indicate potential impairment.

Core deposit intangibles are evaluated for impairment if events and circumstances indicate a potential for impairment. Such an evaluation of other intangible assets is based on undiscounted cash flow projections. No impairment charges were recorded for other intangible assets in any of the periods presented.

NOTE I – DEPOSITS

The scheduled maturities of time deposits as of December 31, 2013 are presented below.

	Less than $100	$100 and greater	Total
2014	$137,416	$220,079	$357,495
2015	71,558	56,347	127,905
2016	40,714	48,823	89,537
2017	10,054	15,902	25,956
2018	12,115	21,907	34,022
Thereafter	—	—	—

Total	$271,857	$363,058	$634,915

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

NOTE J – BORROWINGS

A summary of short-term borrowings and long-term debt is presented below.

	December 31, 2013	December 31, 2012
Short-term borrowings:
FHLB advances maturing within one year	$126,500	$7,500

Long-term debt:
FHLB advances maturing beyond one year	$19,299	$7,500
Subordinated term loan due 2018	6,961	6,867
Subordinated notes due 2023	38,050	—
Junior subordinated debt to unconsolidated trust due 2033	5,560	5,497
Capital lease obligation and other debt	3,051	—

Total long-term debt	$72,921	$19,864

The Company may purchase federal funds through unsecured federal funds lines of credit with various correspondent banks, which totaled $128,500 as of December 31, 2013. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and terms of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate. The Company had no outstanding balances on the lines of credit as of December 31, 2013 or 2012.

The Company may borrow funds through the Federal Reserve Bank’s discount window. These borrowings are secured by a blanket floating lien on qualifying construction, land acquisition and development loans, commercial and industrial loans, and consumer loans with a total collateral value of $8,298. Depending on the type of loan collateral, the Company may borrow between 60 and 65 percent of the collateral value pledged. The Company had no outstanding borrowings at the discount window as of December 31, 2013 or 2012.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

FHLB Advances

The Company had an $87,106 credit line available with the FHLB for advances as of December 31, 2013. These advances are secured by a blanket floating lien on qualifying commercial real estate, first mortgage loans and pledged investment securities with a total book value of $415,187 as of December 31, 2013.

Below is a summary of the contractual balances outstanding on FHLB advances.

Maturity Date	Contractual Rate	Rate Type	December 31, 2013	December 31, 2012

March 14, 2013	0.78%	Fixed	$—	$1,500
October 11, 2013	0.33%	Fixed	—	3,000
October 15, 2013	0.89%	Fixed	—	2,000
November 4, 2013	0.83%	Fixed	—	1,000
January 7, 2014	0.20%	Fixed	20,000	—
January 22, 2014	0.18%	Fixed	18,000	—
February 5, 2014	0.21%	Fixed	25,000	—
March 5, 2014	0.25%	Fixed	25,000	—
April 4, 2014	0.23%	Fixed	25,000	—
August 4, 2014	1.11%	Fixed	1,500	1,500
August 18, 2014	1.49%	Fixed	3,000	—
August 20, 2014	1.48%	Fixed	3,000	—
October 28, 2014	0.91%	Fixed	2,000	2,000
December 16, 2014	0.87%	Fixed	4,000	4,000
February 26, 2015	0.43%	Fixed	3,000	—
August 17, 2015	1.85%	Fixed	4,500	—
August 20, 2015	1.83%	Fixed	3,000	—
February 26, 2016	0.61%	Fixed	3,000	—
August 17, 2016	2.21%	Fixed	2,500	—
February 27, 2017	0.82%	Fixed	3,000	—

Totals			$145,500	$15,000

Subordinated Term Loan Due 2018

In September 2008, the Bank entered into an unsecured subordinated term loan agreement in the amount of $7,500. The agreement requires the Bank to make quarterly payments of interest at an annual contract rate, reset quarterly, equal to three-month LIBOR plus 4.00 percent. The subordinated term loan qualifies as Tier 2 capital for regulatory capital purposes, subject to a phase out of the capital qualification five years prior to maturity. The subordinated term loan was adjusted to fair value in connection with Piedmont’s acquisition of Crescent, and as of December 31, 2013 and 2012, the carrying value was $6,961 and $6,867, respectively.

The subordinated term loan agreement matures on October 18, 2018 and is currently redeemable, subject to regulatory approval.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Subordinated Notes Due 2023

In August 2013, the Company issued an aggregate of $38,050 of subordinated notes in a private placement to accredited investors. The notes bear interest, payable on the 1st of January and July of each year, at a fixed annual interest rate of 7.625 percent. The notes mature in August 2023 and qualify as Tier 2 capital for regulatory purposes, subject to a phase out of the capital qualification five years prior to maturity.

Junior Subordinated Debt to Unconsolidated Trust Due 2033

In August 2003, $8,000 in trust preferred securities (“TRUPs”) were issued through the Trust. The Trust invested the proceeds from the sale of its TRUPs in junior subordinated deferrable interest debentures issued by VantageSouth, which fully and unconditionally guarantees the TRUPs. These TRUPs qualify as Tier 1 capital for regulatory capital purposes, subject to certain limitations. The TRUPs mature on October 7, 2033 and are currently redeemable, subject to regulatory approval. These TRUPs were adjusted to fair value in connection with Piedmont’s acquisition of Crescent, and as of December 31, 2013 and 2012, their carrying value was $5,560 and $5,497, respectively. The TRUPs pay cash distributions quarterly at an annual contract rate, reset quarterly, equal to three-month LIBOR plus 3.10 percent.

NOTE K – LEASES

Operating Leases

The Company has entered into twenty-five noncancelable operating leases for the corporate headquarters, operations center, and certain branch offices. Future minimum lease payments under these leases for the years ending December 31 are presented below.

2014	$3,095
2015	2,817
2016	2,682
2017	2,641
2018	2,576
Thereafter	5,901

Total	$19,712

Certain of the leases contain renewal options for various additional terms after the expiration of the current lease term. Lease payments for the renewal period are not included in the future minimum lease table above. Rent expense totaled $2,818 for the year ended December 31, 2013 and $2,490 for the year ended December 31, 2012.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Two of the properties used for bank branch operations are leased from related parties. Lease payments made to related parties for the year ended December 31, 2013 totaled $755. Lease payments made to related parties for the year ended December 31, 2012 totaled $729.

Capital Lease

The Company has entered into one capital lease for a banking office. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are reflected as part of long-term debt. The capital lease asset totaled $2,974 as of December 31, 2013. Future minimum lease payments under the capital lease for the years ended December 31 are presented below.

2014	$211
2015	288
2016	296
2017	304
2018	313
Thereafter	3,747

Total	$5,159

Imputed interest	(2,133)

Present value of minimum lease payments	$3,026

NOTE L – INCOME TAXES

The table below summarizes significant components of income tax expense (benefit) for the periods presented.

	2013	2012
Current tax expense:
Federal	$—	$69
State	—	—

Total current tax expense	—	69

Deferred tax expense (benefit):
Federal	432	(1,163)
State	2,042	(253)

Total deferred tax expense (benefit)	2,474	(1,416)

Income tax expense (benefit) before change in deferred tax asset valuation allowance	2,474	(1,347)
Change in deferred tax asset valuation allowance	(460)	(1,869)

Income tax expense (benefit)	$2,014	$(3,216)

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Income tax expense (benefit) is reconciled to the amount computed by applying the statutory federal income tax rate of 34 percent to net income before income taxes as follows.

	2013	2012

Tax computed at statutory rate of 34%	$2,815	$(815)
Effect of state income taxes	1,348	11
Gain on acquisition	(2,643)	—
Non-taxable interest income	(78)	(189)
Non-taxable bank-owned life insurance	(348)	(247)
Non-deductible merger costs	309	488
Change in deferred tax asset valuation allowance	(460)	(1,870)
Other	1,071	(594)

	$2,014	$(3,216)

Significant components of deferred taxes are summarized below.

	December 31, 2013	December 31, 2012
Deferred tax assets:
Net operating loss carryforward	$32,596	$27,613
Recognized built-in loss carryforward	6,570	6,055
Acquisition accounting fair value adjustments	12,330	5,895
Allowance for loan losses	2,499	1,164
Unrealized losses on securities	4,109	—
Stock-based compensation	1,808	1,385
Organizational expenses	315	356
Foreclosed assets	248	—
Other	1,088	1,048

Total deferred tax assets	61,563	43,516
Valuation allowance	(4,992)	(4,531)

Net deferred tax assets	56,571	38,985

Deferred tax liabilities:
Unrealized gains on securities	—	1,309
Unrealized gains on cash flow hedges	1,490	—
Foreclosed assets	—	722
Premises and equipment	203	122
Prepaid expenses	256	173

Total deferred tax liabilities	1,949	2,326

Net deferred tax asset	$54,622	$36,659

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The Company’s federal income tax returns are open and subject to examination from the 2010 tax return year and forward. The Company’s state income tax returns are open and subject to examination from the 2010 tax return year and forward.

The acquisitions of Legacy VantageSouth, Rowan, Crescent, and ECB were each considered a change in control under Internal Revenue Code Section 382 (“Section 382”) and the Regulations thereunder. Accordingly, the Company is required to evaluate potential limitation or deferral of its ability to carryforward pre-acquisition net operating losses (“NOLs”) and to determine the amount of net unrealized built-in losses (“NUBIL”), which may be subject to similar limitation or deferral. Under the Internal Revenue Code and Regulations, NUBIL recognized within five years of the change in control are subject to potential limitation. Recognized built-in losses (“RBIL”) are generally limited to a carryforward period of twenty years, subject to the annual limitation and expire if not used by the end of that period. The Company believes that all of these benefits from pre-acquisition NOLs and RBIL will ultimately be realized, however, that amount is subject to continuing analysis and will not be finalized until the five-year recognition period for each acquisition expires.

As of December 31, 2013, the Company had NOLs available for carryforward of $81,300 that will expire, if unused, from 2025 through 2033. The Company also had recognized built-in losses in excess of annual limitations of $19,323 that will expire, if unused, from 2031 through 2033.

The Company evaluates its deferred tax assets (“DTAs”) each reporting period to determine whether a valuation allowance is necessary. In conducting this evaluation, all available evidence is considered, both positive and negative, based on the more-likely-than-not criteria that such assets will be realized. Due to certain limitations on the utilization of deferred taxes at the Piedmont holding company level, the Company has placed a full valuation allowance on deferred taxes generated at Piedmont. Therefore, the DTA valuation allowance evaluation and following discussion is primarily focused on VantageSouth and the Bank. Some of the positive and negative evidence management considered in its year-end 2013 evaluation of VantageSouth’s DTAs is summarized below.

Positive evidence regarding the VantageSouth’s DTAs in order of significance is as follows:

•	Earnings trends and forecasts

VantageSouth continued to improve its earnings performance in 2013, especially following its acquisition of ECB. Its three-year cumulative pre-tax income position was $11,450 as of December 31, 2013. Additionally, management monitors the Company’s performance against its business plan and forecast on a regular basis. Based on the business plan and forecast, which consider certain improvements to VantageSouth’s business, management currently expects pre-tax income to fully absorb the existing DTAs.

•	Sufficient carryforward period

VantageSouth’s tax loss carryforward periods were evaluated to determine whether it has sufficient time to execute on its business plan, considering the applicable annual Section 382 limitations. The earliest NOL period and related expiration for each acquired bank is described below.

•	Legacy VantageSouth’s earliest NOL year was 2006, and this 2006 NOL is available to be used through 2025.

•	Rowan’s earliest NOL year was 2011, and this 2011 NOL is available to be used through 2030.

•	Crescent’s earliest NOL year was 2010, and this 2010 NOL is available to be used through 2029.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

•	ECB’s earliest NOL year was 2013, and this 2013 NOL is available to be used through 2032.

•	Robust capital levels and access to capital

The Bank’s tier 1 capital and total risk-based capital ratios were 10.16 percent and 12.70 percent, respectively, as of December 31, 2013, both of which were in excess of the regulatory definition of a “well capitalized” bank. Additionally, Piedmont has demonstrated its ability to source new capital by raising approximately $153,500 in capital from its investors since its first bank acquisition in 2010. VantageSouth has also recently demonstrated its ability to access new capital. In August 2013, VantageSouth issued $38,050 in fixed rate subordinated notes, which qualify as Tier 2 regulatory capital, and in January 2014, it completed another private placement offering when it issued $46,900 of common stock for the primary purpose of redeeming outstanding cumulative perpetual preferred stock and common stock warrants issued to Treasury pursuant to the Troubled Asset Relief Program (“TARP”).

•	Sufficient liquidity

Piedmont and VantageSouth were both in compliance with all liquidity policy requirements as of December 31, 2013 and maintained high levels of off balance sheet liquidity.

•	Declining problem asset levels

VantageSouth’s nonperforming loans to total loans declined from 1.67 percent as of December 31, 2012 to 1.51 percent as of December 31, 2013, and nonperforming assets to total assets declined from 1.71 percent to 1.50 percent in that period. Further, the Bank’s classified asset ratio to tier 1 capital plus allowance for loan losses improved to approximately 30 percent as of December 31, 2013 from 35 percent as of December 31, 2012. The Company has developed a strong underwriting culture and requires all loans to be approved by the credit administration function. Credit administrators with specific credit expertise have been designated for each line of business, i.e., commercial real estate, commercial and industrial, SBA, Builder Finance, mortgage, and consumer.

•	Tax planning strategies

Reasonable tax planning strategies were considered, including liquidation of bank-owned life insurance to realized built-in gains, sale-leaseback of office buildings in an unrealized gain position, and others. Management has no current plans to execute these tax planning strategies, and in particular, liquidation of bank-owned life insurance would carry a tax penalty. These tax planning strategies would only be considered for possible execution if the ultimate realization of DTAs were in question.

Negative evidence regarding the necessity of a DTA valuation allowance is as follows:

•	Annual Section 382 limitations on acquired NOLs and RBIL

The annual Section 382 limitations on the Company’s acquisitions may extend the time period necessary to utilize the related NOLs and RBIL. Therefore, the Company needs to execute on its business plan over the next several years to avoid concerns regarding its ability to realize these tax benefits.

•	Limited track record of taxable income

VantageSouth has a limited track record of generating taxable income. While its pre-tax income has substantially improved, VantageSouth needs to begin generating significant amounts of taxable income to utilize its NOLs and RBIL.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

•	Uncertain regulatory environment

The risks from an uncertain regulatory environment negatively affect nearly all financial institutions.

•	Merger risks

The Company’s business plan calls for significant growth over the coming years through organic activity as well as merger and acquisition activity. Future mergers may significantly impact the VantageSouth’s ability to realize its tax benefits, both positively and negatively.

Based on the Company’s evaluation, which considered the weight of the positive evidence compared to the negative evidence, management concluded that a valuation allowance was not necessary as of December 31, 2013 with respect to the VantageSouth’s DTAs.

NOTE M – REGULATORY MATTERS

Banking regulators have defined capital into the following components: (1) Tier 1 capital, which includes common stockholders’ equity and qualifying preferred equity, and (2) Tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined Tier 1 and Tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent. In addition to the risk-based guidelines, federal regulations require the Bank to maintain a minimum leverage ratio (Tier 1 capital as a percentage of tangible assets) of 4.0 percent. Management believes, as of December 31, 2013 and 2012, that the Company and the Bank met all capital adequacy requirements to which they are subject.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Piedmont and the Bank’s capital amounts and ratios are presented in the table below.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013
Piedmont:
Total Capital (to Risk-Weighted Assets)	$225,995	13.21%	$136,834	8.00%	N/A	N/A
Tier I Capital (to Risk-Weighted Assets)	173,495	10.14%	68,417	4.00%	N/A	N/A
Tier I Capital (to Average Assets)	173,495	8.70%	79,747	4.00%	N/A	N/A

VantageSouth Bank:
Total Capital (to Risk-Weighted Assets)	$216,650	12.70%	$136,486	8.00%	$170,608	10.00%
Tier I Capital (to Risk-Weighted Assets)	202,200	11.85%	68,243	4.00%	102,365	6.00%
Tier I Capital (to Average Assets)	202,200	10.16%	79,620	4.00%	99,525	5.00%

December 31, 2012
Piedmont:
Total Capital (to Risk-Weighted Assets)	$134,447	15.88%	$67,730	8.00%	N/A	N/A
Tier I Capital (to Risk-Weighted Assets)	123,500	14.59%	33,865	4.00%	N/A	N/A
Tier I Capital (to Average Assets)	123,500	12.23%	40,406	4.00%	N/A	N/A

VantageSouth Bank:
Total Capital (to Risk-Weighted Assets)	$125,965	14.96%	$67,356	8.00%	$84,194	10.00%
Tier I Capital (to Risk-Weighted Assets)	114,988	13.66%	33,678	4.00%	50,517	6.00%
Tier I Capital (to Average Assets)	114,988	11.45%	40,172	4.00%	50,215	5.00%

NOTE N – DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage its interest rate risk. These instruments carry varying degrees of credit, interest rate, and market or liquidity risks. Derivative instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Subsequent changes in the fair value of derivatives are recognized in other comprehensive income for effective hedges, and changes in fair value are recognized in earnings for all other derivatives.

Derivative Instruments Related to Short-Term FHLB Advances

In May 2013, the Company entered into a series of forward starting interest rate swaps on $75,000 of forecasted short-term FHLB advances to reduce its exposure to variability in interest payments attributable to changes in LIBOR. Beginning on the respective effective date, these interest rate swaps will exchange the three month LIBOR component of future variable rate interest on short-term borrowings with fixed interest rates ranging from 1.65 to 1.72 percent. Each 90-day FHLB advance, or other short-term borrowing, will be executed to correspond to the effective dates of the respective interest rate swaps and will continue to be rolled for the term of each

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

respective swap. These interest rate swaps are expected to be highly effective and are accounted for as cash flow hedges with the change in fair value recognized in other comprehensive income (“OCI”). The purpose of these cash flow hedges is to better position the Company’s balance sheet for a potentially rising interest rate environment.

The following table summarizes key terms of each swap.

	Notional Amount	Effective Date	Maturity Date	Fixed Rate

Swap 1	$25,000	April 6, 2015	April 5, 2020	1.650%
Swap 2	25,000	May 5, 2015	May 5, 2020	1.683%
Swap 3	25,000	June 5, 2015	June 5, 2020	1.720%

	$75,000

Derivative Instruments Related to Trust Preferred Securities

In August 2003, $8,000 in TRUPs were issued through the Trust. The Trust invested the total proceeds from the sale of its TRUPs in junior subordinated deferrable interest debentures issued by VantageSouth, which fully and unconditionally guarantees the TRUPs. The TRUPs were adjusted to fair value in connection with Piedmont’s acquisition of Crescent, and as of December 31, 2013 and 2012, their carrying value was $5,560, and $5,497, respectively.

The TRUPs pay cash distributions quarterly at an annual contract rate, reset quarterly, equal to three-month LIBOR plus 3.10 percent. Crescent elected to defer interest payments on its TRUPs beginning with the payment due April 7, 2011. Under the terms of the indenture governing the junior subordinated debentures, Crescent was able to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. In the second quarter of 2012, the Company received approval from the Federal Reserve Bank of Richmond to resume interest payments on its TRUPs and paid all accrued deferred interest plus current interest on the quarterly payment date of July 7, 2012.

In June 2009, the Company entered into two interest rate contracts which swapped the variable rate payments for fixed payments. These instruments consisted of a three-year and four-year swap, each for one-half of the notional amount of the TRUPs for fixed rates of 5.49 percent and 5.97 percent, respectively. The three-year swap matured in July 2012 and the four-year swap matured in July 2013. Due to the deferral of interest payments on the TRUPs beginning in April 2011, the interest rate swaps no longer qualified for cash flow hedge accounting and were, therefore, marked to fair value through earnings within other non-interest income.

In May 2012, the Company entered into an interest rate cap contract which began in July 2012. This derivative financial instrument caps the interest rate on the the full $8,000 notional amount of the TRUPs at 3.57 percent through July 2017. In the event that the variable rate on the TRUPs exceeds the cap rate, the counterparty would pay the Company the difference between the variable rate due to the holders of the debentures and the cap rate. This interest rate cap contract is expected to be highly effective and is classified as a cash flow hedge. Therefore, the change in fair value of the cap is recognized in OCI.

Derivative Instruments Related to Subordinated Term Loan

In September 2008, the Bank entered into an unsecured subordinated term loan agreement in the amount of $7,500. The agreement requires the Bank to make quarterly payments of interest at an annual contract rate, reset

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

quarterly, equal to three-month LIBOR plus 4.00 percent. The subordinated term loan was adjusted to estimated fair value in with Piedmont’s acquisition of Crescent, and as of December 31, 2013 and 2012, the carrying value was $6,961 and $6,867, respectively.

In June 2009, the Bank entered into two interest rate contracts which swapped the variable rate payments for fixed payments. These instruments consisted of a three-year and four-year swap, each for one-half of the notional amount of the subordinated debt for fixed rates of 6.39 percent and 6.87 percent, respectively. The three-year swap matured in June 2012 and the four-year swap matured in July 2013. Beginning at Piedmont’s acquisition of Crescent, the Company no longer designated these interest rate swaps as qualifying for hedge accounting and therefore began to mark them to fair value through earnings within other non-interest income.

In May 2012, the Company entered into an interest rate cap which began in July 2012. This derivative financial instrument caps the interest rate on the the full $7,500 notional amount of the subordinated term loan at 4.47 percent through July 2017. In the event that the variable rate on the subordinated term loan exceeds the cap rate, the counterparty would pay the Company the difference between the variable rate due on the subordinated term loan and the cap rate. This interest rate cap contract is expected to be highly effective and is classified as a cash flow hedge. Therefore, the change in fair value of the cap is recognized in OCI.

Loan Commitments

Related to the mortgage business, the Company enters into interest rate lock commitments with customers and commitments to sell mortgages to investors under best-efforts contracts. The interest rate lock commitments are entered into to manage the interest rate risk associated with the best-efforts contracts and are considered derivative financial instruments.

The following table summarizes the balances sheet location and fair value amounts of outstanding derivative instruments.

		December 31, 2013		December 31, 2012
	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
FHLB advances:
Interest rate swaps	Other assets	$75,000	$3,962	$—	$—

Trust preferred securities:
Interest rate swap	Other liabilities	—	—	4,000	(54)
Interest rate cap	Other assets	8,000	208	8,000	109

Subordinated term loan:
Interest rate swap	Other liabilities	—	—	3,750	(49)
Interest rate cap	Other assets	7,500	193	7,500	101

Loan commitments:
Interest rate lock commitments	Other assets	17,654	354	44,156	795

		$108,154	$4,717	$67,406	$902

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The table below presents activity in accumulated OCI related to the cash flow hedges for the periods presented.

	2013	2012

Accumulated OCI resulting from cash flow hedges, net of tax, at beginning of period	$(267)	$—
Other comprehensive loss (income), net of tax	2,648	(267)

Accumulated OCI resulting from cash flow hedges, net of tax, at end of period	2,381	(267)
Non-controlling interests, net of tax	749	(33)

AOCI attributable to Piedmont at December 31, 2013	$1,632	$(234)

For derivative instruments classified as cash flow hedges, several events would result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income. If the Company was no longer obligated to pay the underlying cash flows being hedged due to prepayment of the underlying obligation or if the hedged transactions are no longer likely to occur, the amounts in AOCI would be recognized in earnings over the remaining life of the derivative. The Company does not expect any amounts classified in AOCI to be reclassified to earnings in 2014.

The Company monitors the credit risk of the counterparties to the interest rate swaps and caps.

NOTE O – COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the maximum exposure the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on a credit evaluation of the borrower. Collateral obtained varies but may include real estate, equipment, stocks, bonds, and certificates of deposit.

The following table provides a summary of the contractual amount of the Company’s exposure to off-balance sheet commitments.

	December 31, 2013	December 31, 2012

Commitments to extend credit	$293,371	$156,580
Financial standby letters of credit	8,571	4,415
Capital commitment to private investment funds	1,744	175

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The reserve for unfunded commitments was $281 and $112 as of December 31, 2013 and 2012, respectively, which was recorded in other liabilities on the consolidated balance sheet.

NOTE P – FAIR VALUE MEASUREMENTS

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, impaired loans and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets. The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities. Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market exchange prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include marketable equity securities and SBA-guaranteed securities traded on an active exchange. Level 2 securities include GSE issued mortgage-backed securities and collateralized mortgage obligations, municipal bonds, and corporate debt securities. Level 3 securities include certain corporate debt securities with limited trading activity. The following table provides the components of the change in fair value of level 3 available for sale securities for the periods presented.

	2013	2012

Level 3 available for sale securities at beginning of period	$—	$—
Purchases	7,505	—
Sales	—	—
Unrealized gains	78	—

Level 3 available for sale securities at end of period	$7,583	$—

Loans. Loans are not recorded at fair value on a recurring basis. However, certain loans are determined to be impaired, and those loans are charged down to estimated fair value. The fair value of impaired loans that are collateral dependent is based on collateral value. For impaired loans that are not collateral dependent, estimated value is based on either an observable market price, if available, or the present value of expected future cash flows. Those impaired loans not requiring a charge-off represent loans for which the estimated fair value exceeds the recorded investments in such loans. When the fair value of an impaired loan is based on an observable market price or a current appraised value with no adjustments, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available, or the Company determines the fair value of the collateral is further impaired below the appraised value, and there is no observable market price, the impaired loan is classified as nonrecurring Level 3.

Foreclosed Assets. Foreclosed assets are adjusted to fair value upon transfer of loans to foreclosed assets. Subsequently, foreclosed assets are carried at lower of cost or net realizable value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. Given the lack of observable market prices for identical properties and market discounts applied to appraised values, the Company generally classifies foreclosed assets as nonrecurring Level 3.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Interest Rate Lock Commitments. The fair value of interest rate lock commitments is based on servicing rate premium, origination income net of origination costs, fall out rates and changes in loan pricing between the commitment date and period end. There have been no changes in valuation techniques during the year ended December 31, 2013. Interest rate lock commitments are measured at fair value on a recurring basis and are classified as Level 3. The following table provides the components of the change in fair value of interest rate lock commitments for the periods presented.

	2013	2012

Interest rate lock commitments at beginning of period	$795	$212
Issuances	2,909	2,600
Settlements	(3,350)	(2,016)

Interest rate lock commitments at end of period	$354	$796

The difference between the gross issuances and settlements for the period is included in mortgage banking income within non-interest income.

Derivatives. Derivative instruments include interest rate swaps and caps and are valued on a recurring basis using quoted market prices, dealer quotes, or third party pricing models that are primarily sensitive to market observable data. Currently outstanding derivatives are classified as Level 2 within the fair value hierarchy.

The following tables summarize information about assets and liabilities measured at fair value.

		Fair Value Measurements at December 31, 2013
	Assets/ (Liabilities) Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

Description		(Level 1)	(Level 2)	(Level 3)
Securities available for sale:
U.S. government-sponsored enterprise securities	$14,673	$—	$14,673	$—
SBA-guaranteed securities	65,880	65,880	—	—
Residential MBS	205,260	—	205,260	—
Corporate bonds	110,740	—	103,157	7,583
Commercial MBS	5,938	—	5,938	—
Municipal obligations - non-taxable	601	—	601	—
Other debt securities	253	—	253	—
Marketable equity securities	1,043	1,043	—	—
Impaired loans	8,264	—	—	8,264
Foreclosed assets	10,823	—	—	10,823
Interest rate lock commitments	354	—	—	354
Derivative assets	4,363	—	4,363	—

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

		Fair Value Measurements at December 31, 2012
	Assets/ (Liabilities) Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

Description		(Level 1)	(Level 2)	(Level 3)
Securities available for sale:
Residential MBS	$76,777	$—	$76,777	$—
Commercial MBS	6,885	—	6,885	—
Corporate bonds	32,508	—	32,508	—
Municipal obligations - non-taxable	18,926	—	18,926	—
Other debt securities	1,157	—	1,157	—
Marketable equity securities	58	58	—	—
Impaired loans	5,084	—	—	5,084
Foreclosed assets	5,837	—	—	5,837
Interest rate lock commitments	795	—	—	795
Derivative assets	210	—	210	—
Derivative liabilities	(103)	—	(103)	—

Quantitative Information about Level 3 Fair Value Measurements

	Valuation Technique	Unobservable Input	Range	Fair Value at December 31, 2013
Recurring measurements:
Interest rate lock commitments	Pricing model	Pull through rates	80-85%	$354
Investment securities	Pricing model	Illiquidity or credit factor in discount rates	1-2%	7,583

Nonrecurring measurements:
Foreclosed assets	Discounted appraisals	Collateral discounts	15-50%	$10,823
Impaired loans	Discounted appraisals	Collateral discounts	15-50%	$8,264
	Discounted expected cash flows	Expected loss rates	0-75%

The significant unobservable input used in the fair value measurement of the Company’s interest rate lock commitments is the closing ratio, which represents the percentage of loans currently in a lock position which management estimates will ultimately close. Generally, the fair value of an interest rate lock commitment is positive (negative) if the prevailing interest rate is lower (higher) than the interest rate lock commitment rate. Therefore, an increase in the pull through rates (i.e., higher percentage of loans estimated to close) will result in the fair value of the interest rate lock commitments increasing in a gain position, or decreasing in a loss position. The pull through ratio is largely dependent on the loan processing stage that a loan is currently in and the change in prevailing interest rates from the time of the rate lock. The pull through rate is computed based on historical internal data and the ratio is periodically reviewed by the Company’s mortgage banking function.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Due to the nature of the Company’s business, a significant portion of its assets and liabilities consist of financial instruments. Accordingly, the estimated fair values of these financial instruments are disclosed. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. The fair value of such instruments has been derived based on assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net amounts ultimately collected could be materially different from the estimates presented below. In addition, these estimates are only indicative of the values of individual financial instruments and should not be considered an indication of the fair value of the Company taken as a whole.

Cash and Cash Equivalents. The carrying amounts for cash and cash equivalents are equal to fair value.

Investment Securities Available for Sale. See discussion related to fair value estimates for securities available for sale in the fair value hierarchy section above.

Investment Securities Held to Maturity. The fair value of the one corporate bond classified as held to maturity is estimated based on recent issuance prices on subordinated debt from companies with a similar credit and liquidity profile. Due to the non-marketable nature of this bond, it is classified as Level 3.

Loans Held For Sale. The fair value of mortgage loans held for sale is based on commitments from investors within the secondary market for loans with similar characteristics.

Loans. Expected cash flows are forecasted over the remaining life of each loan and are discounted to present value at current market interest rates for similar loans considering loan collateral type and credit quality.

Federal Home Loan Bank Stock. Given the option to redeem this stock at par through the FHLB, the carrying value of FHLB stock approximates fair value.

Bank-Owned Life Insurance. Bank-owned life insurance investments are recorded at their cash surrender value, or the amount that can be realized upon surrender. Therefore, carrying value approximates fair value.

Purchased Accounts Receivable. Purchased accounts receivable, which are classified in other assets on the consolidated balance sheet, are initially recorded at fair value and generally have maturities between 30 and 60 days. Due to the short duration of these assets, the carrying value approximates fair value.

Deposits. The fair value of demand deposits, savings, money market and NOW accounts represents the amount payable on demand. The fair value of time deposits is estimated by calculating the present value of cash flows on the time deposit portfolio discounted using interest rates currently offered for instruments of similar remaining maturities.

Short-Term Borrowings and Long-Term Debt. The fair value of short-term borrowings and long-term debt are based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

Accrued Interest Receivable and Accrued Interest Payable. The carrying amounts of accrued interest receivable and payable approximate fair value due to the short maturities of these instruments.

Derivative Instruments. See discussion related to fair value estimates for derivative instruments in the fair value hierarchy section above.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The following tables summarize the carrying amounts and estimated fair values of the Company’s financial instruments.

	December 31, 2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$100,780	$100,780	$100,780	$—	$—
Investment securities available for sale	404,388	404,388	66,923	333,707	3,758
Investment securities held to maturity	500	500	—	—	500
Loans held for sale	8,663	8,663	—	8,663	—
Loans, net	1,385,790	1,380,437	—	—	1,380,437
FHLB stock	8,929	8,929	—	8,929	—
Bank-owned life insurance	33,148	33,148	—	33,148	—
Derivative assets	4,717	4,717	—	4,363	354
Purchased accounts receivable	18,725	18,725	—	18,725	—
Accrued interest receivable	5,356	5,356	—	5,356	—
Financial liabilities:
Deposits	1,672,231	1,674,175	—	1,674,175	—
Short-term borrowings	126,500	126,726	—	—	126,726
Long-term debt	72,921	72,397	—	—	72,397
Accrued interest payable	1,817	1,817	—	1,817	—

	December 31, 2012
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$50,513	$50,513	$50,513	$—	$—
Investment securities available for sale	136,311	136,311	58	136,253	—
Investment securities held to maturity	180	410	—	—	410
Loans held for sale	16,439	16,439	—	16,439	—
Loans, net	764,211	768,365	—	—	768,365
Federal Home Loan Bank stock	2,307	2,307	—	2,307	—
Bank-owned life insurance	19,976	19,976	—	19,976	—
Derivative assets	1,005	1,005	—	210	795
Accrued interest receivable	5,351	5,351	—	5,351	—

Financial liabilities:
Deposits	870,962	874,414	—	874,414	—
Short-term borrowings	7,500	7,456	—	—	7,456
Long-term debt	19,864	19,821	—	—	19,821
Derivative liabilities	103	103	—	103	—
Accrued interest payable	476	476	—	476	—

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

NOTE Q – EMPLOYEE AND DIRECTOR BENEFIT PLANS

VantageSouth Stock Compensation Plan

The Crescent 2006 Omnibus Stock Ownership and Long-Term Incentive Plan (the “2006 Stock Plan”) authorized the issuance of awards to directors of the Company and its subsidiaries, as well as eligible employees. The awards may be issued in the form of incentive stock option grants, nonstatutory stock option grants, restricted stock grants, long-term incentive compensation units or stock appreciation rights. In the event the number of shares of common stock that remain available for future issuance under the 2006 Stock Plan as of the last day of each calendar year is less than 1.5 percent of the total number of shares of common stock issued and outstanding as of such date, then the pool of awards shall be increased by the difference between 1.5 percent of the total number of shares of common stock issued and outstanding and the number of awards still remaining in the 2006 Stock Plan pool.

Vesting provisions for granted stock options are at the discretion of the Compensation Committee of the Board of Directors. As of December 31, 2013, all outstanding options had been granted with a three-year vesting schedule, with 25 percent vesting at the date of grant and additional 25 percent vesting at each of the next three grant date anniversaries.

The share-based awards granted under the aforementioned plan have similar characteristics, except that some awards have been granted in stock options and certain awards have been granted in restricted stock. Therefore, the following disclosures have been disaggregated for the stock option and restricted stock awards. Vesting provisions for granted restricted stock awards are at the discretion of the Compensation Committee of the Board of Directors. As of December 31, 2013, all outstanding restricted stock awards vest in full at either the three year or five year anniversary date of the grant. The Company funds the option shares and restricted stock from authorized but unissued shares.

In addition to option grants pursuant to the 2006 Stock Plan, the Company has assumed outstanding stock options that had been granted under the stock option plans of acquired companies. Of the total options outstanding as of December 31, 2013, 122,718 acquired options remain exercisable at a weighted average exercise price of $4.65 per share. As of December 31, 2013, there were 26,917 options granted under the 2006 Stock Plan that were exercisable at a weighted average exercise price of $9.74 per share, and 305,932 shares remained available for future issuance under the 2006 Stock Plan. The following tables present a summary of all shares to be issued upon exercise of outstanding stock options.

Stock Options

A summary of stock option activity for the year ended December 31, 2013 is presented below.

	Outstanding Options		Exercisable Options
	Number	Weighted Average Option Price	Number	Weighted Average Option Price
Options outstanding at January 1, 2013	223,701	$5.55	223,701	$5.55
Granted pursuant to ECB merger	12,425	7.56	12,425	7.56
Exercised	27,758	3.98	27,758	3.98
Expired	25,633	5.43	25,633	5.43
Forfeited	33,100	7.68	33,100	7.68

Options outstanding at December 31, 2013	149,635	$5.56	149,635	$5.56

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The weighted average remaining life of options outstanding and options exercisable was 1.55 years and 2.06 years as of December 31, 2013 and 2012, respectively.

The table below provides the range of exercise prices for options outstanding and exercisable as of December 31, 2013.

Range of Exercise Prices	Stock Options Outstanding	Stock Options Exercisable

$3.01 - $6.00	128,218	128,218
$6.01 - $9.00	5,000	5,000
$9.01 - $12.00	5,692	5,692
$12.01 - $12.71	10,725	10,725

	149,635	149,635

The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the Company’s stock price based upon the previous three years trading history. The expected term of the options is based upon the average life of previously issued stock options.

There were no stock options granted in 2012, and there were 12,425 shares were granted in 2013 pursuant to the ECB merger which were subsequently forfeited in 2013. Compensation cost related to stock options was $0 for the year ended December 31, 2013 and $2 for the year ended December 31, 2012. There were 8,835 options exercised in the year ended December 31, 2012.

The aggregate intrinsic value of total options outstanding and exercisable options as of December 31, 2013 was $95. As of December 31, 2013, there was no unrecognized compensation cost related to stock options as all options had fully vested.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Restricted Stock

A summary of non-vested restricted stock award activity is included below for the periods presented.

	Shares	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2011	54,575	$7.10
Granted	—	—
Vested	3,575	12.64
Forfeited	33,500	6.80

Non-vested at December 31, 2012	17,500	6.54
Granted	—	—
Vested	9,500	8.75
Forfeited	4,000	3.91

Non-vested at December 31, 2013	4,000	$3.91

The total fair value of restricted stock grants vested in the year ended December 31, 2013 was $83. As of December 31, 2013, there was $4 of unrecognized compensation cost related to the non-vested stock award plan. That cost is expected to be recognized over a weighted average period of 1.32 years.

VantageSouth Defined Contribution Plan

VantageSouth sponsors a contributory profit-sharing plan which provides for participation by substantially all employees. Participants may make voluntary contributions resulting in salary deferrals in accordance with Section 401(k) of the Internal Revenue Code. The plans provide for employee contributions up to $17.5 and an employer contribution of 100 percent matching of the first 6 percent of pre-tax salary contributed by each participant. Anyone who turned 50 years old in 2013 could also add a catch-up contribution of $5.5 above the normal limit bringing the maximum contribution to $23 for those employees. VantageSouth may make additional discretionary profit sharing contributions to the plan on behalf of all participants, which amounts would be in addition to the 6 percent pre-tax salary match. There were no discretionary contributions for 2013 or 2012. Amounts deferred above the first 6 percent of salary are not matched by VantageSouth. Expense related to this plan for the year ended December 31, 2013 was $1,140. Expense related to this plan for the year ended December 31, 2012 was $658.

Piedmont Stock Warrants

Certain directors and management of the Company were granted compensatory warrants for Piedmont common stock in 2010, 2011, and 2013. Compensation cost, which is recorded in non-interest expense over the vesting periods of these stock warrants, was $1,145 in the year ended December 31, 2013 and $2,235 in the year ended December 31, 2012.

All Piedmont stock warrants had an initial contractual term of ten years. Stock warrants issued in 2010 were granted to two of Piedmont’s directors with 25 percent vesting on the grant date and 25 percent vesting on each of the first, second and third anniversaries of the grant date. Stock warrants issued in 2011 and 2013 were granted with 25 percent vesting on each of the first, second, third and fourth anniversaries of the grant date. The initial

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

exercise price of each grant equaled the price of the respective equity offering and increases at an 8 percent annual rate until a required investment return is achieved, at which time the exercise price adjusts to the initial exercise price. The required investment return is achieved when, and if, Piedmont’s Board of Directors determines that the initial investors have realized a return of 100 percent of the capital each initial investor invested in Piedmont plus a cumulative, non-compounded annual return of at least 8 percent.

The fair value of each stock warrant award is determined with a Monte Carlo-based option pricing model. The model assumes that the stock warrants will be exercised at the mid-point of the time to achieve the performance condition and contractual term of ten years, weighted by the probability of a change in control event. The weighted average per share fair value of stock warrants granted in 2013, 2011, and 2010 was $33.80, $33.47 and $36.41, respectively. No grants were made in 2012.

The fair value of stock warrants granted was determined using the following weighted-average assumptions as of the grant date.

	2013	2011	2010
Risk-free interest rate	2.19%	2.19%	3.78%
Expected time until conditions are satisfied (in years)	1.61	1.61	1.71
Expected stock price volatility	38.07%	38.07%	37.5%
Dividend yield	–%	–%	–%

A summary of stock warrant activity for 2013 and 2012 is as follows:

	2013			2012
	Shares	Weighted Average Initial Exercise Price	Weighted Average Remaining Contractual Term	Shares	Weighted Average Initial Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at beginning of year	143,253	$104.62		143,253	$104.62
Granted	3,413	106.00		—	—
Exercised	—	—		—	—
Forfeited or expired	—	—		—	—

Outstanding at end of year	146,666	$104.65	7.95	143,253	$104.62	7.95

Exercisable at end of year	78,447			42,633

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

NOTE R – CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss) are summarized below.

	December 31, 2013			December 31, 2012
	Accumulated other comprehensive income (loss)	Deferred tax liability (asset)	Accumulated other comprehensive income (loss), net of tax	Accumulated other comprehensive income (loss)	Deferred tax liability (asset)	Accumulated other comprehensive income (loss), net of tax
Unrealized gains (losses) on securities available for sale	$(10,663)	$4,109	$(6,554)	$3,394	$(1,309)	$2,085
Unrealized gains (losses) on cash flow hedges	3,871	(1,490)	2,381	(434)	167	(267)

Total	(6,792)	2,619	(4,173)	2,960	(1,142)	1,818

Non-controlling interests	(2,365)	917	(1,448)	351	(135)	216

AOCI attributable to Piedmont	$(4,427)	$1,702	$(2,725)	$2,609	$(1,007)	$1,602

The following table summarizes the activity in accumulated other comprehensive income (loss), net of tax, in 2013.

	Investment Securities Available For Sale	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2013	$2,085	$(267)	$1,818
Other comprehensive income (loss) before reclassifications, net of tax	(7,892)	2,648	(5,244)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	(747)	—	(747)

Net other comprehensive income (loss) during period	(8,639)	2,648	(5,991)

Balance at December 31, 2013	(6,554)	2,381	(4,173)
Non-controlling interests, net of tax	(2,197)	749	(1,448)

AOCI attributable to Piedmont at December 31, 2013	$(4,357)	$1,632	$(2,725)

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Amounts reclassified from accumulated other comprehensive are included in the consolidated statements of operations as follows.

Accumulated Other Comprehensive Income Component	Year Ended December 31, 2013	Line Item Within Statement of Operations
Investment securities available for sale:
Gross reclassification	$(1,215)	Gain on sales of available for sale securities
Income tax expense	468	Income taxes

Reclassification, net of tax	$(747)

NOTE S – CUMULATIVE PERPETUAL PREFERRED STOCK

VantageSouth Series A Preferred Stock

Pursuant to the Treasury’s TARP Capital Purchase Program, Crescent issued $24,900 in Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), on January 9, 2009. In addition, Crescent provided a warrant to the Treasury to purchase 833,705 shares of its common stock at an exercise price of $4.48 per share. This warrant was immediately exercisable and expire ten years from the date of issuance. The Series A Preferred Stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5 percent per annum for the first five years and 9 percent per annum thereafter. The Series A Preferred Stock is redeemable at the option of the Company, subject to regulatory approval.

The Company assigned a fair value to both the Series A Preferred Stock and common stock warrant in acquisition accounting in connection with Piedmont’s acquisition of Crescent. These securities represent other equity interests that were recorded at estimated fair value. The Series A Preferred Stock was valued based on forecasting expected cash flows with an assumed repayment date and discounting these cash flows based on current market yields for preferred stock with similar risk. For purposes of the discount rate, the Company used the market yield on an index of publicly traded preferred stocks adjusted for a liquidity factor. The Series A Preferred Stock was assigned a fair value of $24,400 at the acquisition date, and the discount between this value and the redemption value is being accreted as a reduction to retained earnings over the expected life.

The common stock warrants were valued at $1.59 per share, or $1,325 in the aggregate, at the acquisition date using a Black-Scholes option pricing model. Assumptions used in the Black-Scholes option pricing model were as follows:

Risk-free interest rate*	0.31%
Expected life of warrants	2 years
Expected dividend yield	—%
Expected volatility	65.10%
*	The risk-free interest rate was based on the market yield for two-year U.S. Treasury securities at the acquisition date.

In the second quarter of 2012, the Company received approval from the Federal Reserve Bank of Richmond to resume payment of preferred dividends on its Series A Preferred Stock. Crescent had deferred dividend payments

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

with the payment due February 15, 2011, but it paid all deferred cumulative preferred dividends of approximately $1,600 plus then-current dividends on the quarterly payment date of May 15, 2012. The Company is current on all Series A Preferred Stock dividend payments.

VantageSouth Series B Preferred Stock

Pursuant to the ECB Merger Agreement, Vantage agreed to exchange each share of ECB’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, into one share of Vantage’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”). The redemption value of the Series B Preferred Stock is $17,949. At the closing of the ECB Merger, Vantage also issued a warrant to purchase 514,693.2 shares of Vantage’s common stock to the Treasury in exchange for the warrant issued by ECB to Treasury on January 16, 2009 to purchase 144,984 shares of ECB’s common stock. The warrant issuance reflects the exchange ratio associated with the ECB merger. This warrant was immediately exercisable and expires ten years from the date of issuance. The Series B Preferred Stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5 percent per annum for the first five years and 9 percent per annum thereafter. The Series B Preferred Stock is redeemable at the option of Vantage subject to regulatory approval.

The Company assigned a fair value to both the Series B Preferred Stock and common stock warrant in acquisition accounting. These securities represent other equity interests that were recorded at estimated fair value. The Series B Preferred Stock was valued based on forecasting expected cash flows with an assumed repayment date and discounting these cash flows based on current market yields for preferred stock with similar risk. For purposes of the discount rate, the Company used the market yield on an index of publicly traded preferred stocks adjusted for a liquidity factor. The Series B Preferred Stock was assigned a fair value of $17,553 at acquisition, and the discount between this value and the redemption value is being accreted as a reduction to retained earnings over the expected life.

The common stock warrant was valued at $0.26 per share, or $132 in the aggregate, at acquisition using a Black-Scholes option pricing model. Assumptions used in the Black-Scholes option pricing model were as follows:

Risk-free interest rate*	0.14%
Expected life of warrants	10.5 months
Expected dividend yield	—
Expected volatility	42.97%
*	The risk-free interest rate was based on the market yield for one-year U.S. Treasury securities as of the ECB acquisition date.

Series A and B Preferred Stock Redemption

See subsequent events at Note U for a description of the Company’s redemption of the Series A and Series B Preferred Stock and related common stock warrants.

NOTE T – PARENT COMPANY FINANCIAL DATA

The following tables present the parent company-only condensed balance sheets as of December 31, 2013 and 2012 and related condensed statements of operations and cash flows for the years ended December 31, 2013 and 2012.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Condensed Balance Sheets

	December 31, 2013	December 31, 2012
Assets
Cash and due from banks	$631	$53
Investment in subsidiaries	140,507	142,405
Other assets	19	365

Total assets	$141,157	$142,823

Liabilities and stockholders’ equity
Other liabilities	$83	$885
Stockholders’ equity	141,074	141,938

Total liabilities and stockholders’ equity	$141,157	$142,823

Condensed Statements of Operations

	2013	2012
Income:
Interest income	$—	$—
Dividends from subsidiaries	—	—

Total income	—	—
Expense:
Interest expense	—	—
Other expense	1,247	3,939

Total expense	1,247	3,939
Loss before income tax expense and equity in undistributed earnings of subsidiaries	(1,247)	(3,939)
Income tax expense	—	—

Loss before equity in undistributed earnings of subsidiary	(1,247)	(3,939)
Equity in undistributed earnings of subsidiary	5,199	5,027

Net income	$3,952	$1,088

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Condensed Statements of Cash Flows

	2013	2012
Cash flows from operating activities:
Net income	$3,952	$1,088
Adjustments to reconcile net income to net cash used in operating activities:
Stock-based compensation	280	1,412
Equity in undistributed earnings of subsidiaries	(5,199)	(5,027)
Changes in assets and liabilities:
(Increase) decrease in other assets	346	(343)
Increase (decrease) in accrued expenses and other liabilities	(801)	398

Net cash used in operating activities	(1,422)	(2,472)

Cash flows from investing activities:
Proceeds from return of investment in subsidiary	2,000	—
Proceeds from sale of fixed assets to subsidiary	—	300
Investment in subsidiary	—	(9,905)

Net cash provided by (used in) investing activities	2,000	(9,605)

Cash flows from financing activities:
Other	—	(63)

Net increase (decrease) in cash and cash equivalents	578	(12,140)
Cash and cash equivalents, beginning	53	12,193

Cash and cash equivalents, ending	$631	$53

NOTE U – SUBSEQUENT EVENTS

Proposed Merger With Yadkin Financial Corporation

On January 27, 2014, VantageSouth and Piedmont entered into an Agreement and Plan of Merger (“The Merger Agreement”) with Yadkin Financial Corporation (“Yadkin”) under which VantageSouth and Piedmont will each merge with and into Yadkin (referred to collectively as the “Yadkin Merger”). Immediately following the completion of the Yadkin Merger, VantageSouth Bank will merge with and into Yadkin Bank, Yadkin’s wholly-owned banking subsidiary.

In the Yadkin Merger, each outstanding share of the VantageSouth’s common stock, other than shares held by Piedmont, will be converted into the right to receive 0.3125 shares of Yadkin common stock and each share of Piedmont’s common stock will be converted into the right to receive (i) 6.28597 shares of Yadkin common stock; (ii) cash per share in an amount to be determined based upon the pro rata value of Piedmont’s deferred tax asset and cash held by Piedmont on the closing date of the Yadkin Merger; and (iii) a right to receive a pro rata share of the “Contingent Shares” (as defined in the Merger Agreement). Pursuant to the Yadkin Merger Agreement, Yadkin will be the legal acquirer, but the Company will be the accounting acquirer due to the Company controlling a larger percentage of outstanding shares of the combined company. As of December 31, 2013, Yadkin had total assets of $1.8 billion, deposits of $1.5 billion, and shareholders’ equity of $184.5 million. The Yadkin Merger is subject to all stockholder and regulatory approvals.

PIEDMONT COMMUNITY BANK HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Yadkin Bank is a full-service community bank with thirty-three branches throughout its two regions in North and South Carolina. The Western Region serves Avery, Watauga, Ashe, Surry, Wilkes, Yadkin, Durham, and Orange Counties. The Southern Region serves Iredell, Mecklenburg, and Union Counties in North Carolina, and Cherokee and York Counties in South Carolina. Yadkin Bank provides mortgage lending services through its mortgage division, Yadkin Mortgage, headquartered in Greensboro, North Carolina. Securities brokerage services are provided by Yadkin Wealth, Inc., a Yadkin Bank subsidiary with offices located throughout the branch network.

VantageSouth Common Stock Offering and TARP Preferred Stock Redemption

On January 31, 2014, VantageSouth completed the sale of 9,197,475 shares of its common stock for $46,900 in a private placement issuance to new and existing accredited investors, including certain members of the VantageSouth’s Board of Directors and their affiliates (the “Capital Raise”). After the Capital Raise, Piedmont owns approximately 58% of VantageSouth. The net proceeds of the Capital Raise were primarily used to redeem VantageSouth’s Series A and Series B Preferred Stock, which occurred on February 19, 2014. VantageSouth also intends to use a portion of the proceeds from the Capital Raise to repurchase the common stock warrants also previously issued to Treasury. See Note S “Cumulative Perpetual Preferred Stock” for a description of the Series A and B Preferred Stock as well as the common stock warrants issued to Treasury.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Yadkin’s Articles of Incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

Yadkin’s bylaws provide that Yadkin shall indemnify, to the fullest extent provided by law, all directors, officers, employees, agents of the corporation, and any person who, at the corporation’s request, is or was serving as director, officer, partner, trustee, employee, or agent of another corporation, against liability and expenses in any proceeding arising out of their status or activities in any of the foregoing capacities except when the party’s activities were at the time of action known or believed by such party to be clearly in conflict with the best interests of Yadkin.

Under Yadkin’s Articles of Incorporation and bylaws, indemnification will be disallowed for (i) acts or omissions not made in good faith that the director at the time of breach knew or believed were in conflict with the best interests of Yadkin; (ii) any liability under Section 55-8-33 of the North Carolina General Statutes; or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s compensation or other incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Yadkin). In addition to Yadkin’s Articles of Incorporation and bylaws, Section 55-8-52 of the NCBCA requires that “unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger, by and among Yadkin Financial Corporation, VantageSouth Bancshares, Inc. and Piedmont Community Bank Holdings, Inc., dated January 27, 2014 (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

Exhibit 2.2	First Amendment to the Merger Agreement dated April 22, 2014 (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement).

Exhibit 3.1	Amended and Restated Articles of Incorporation of Yadkin (incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K dated July 1, 2006)

Exhibit 3.2	Amended and Restated Bylaws of Yadkin (incorporated by reference to Exhibit 3.1 of the Form 8-K filed on December 19, 2008)

Exhibit 3.3	Articles of Amendment to Yadkin’s Restated Articles of Incorporation establishing the terms of the Series T Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on January 20, 2009)

Exhibit 3.4	Articles of Amendment to Yadkin’s Restated Articles of Incorporation establishing the terms of the Series T-ACB Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on July 27, 2009)

Exhibit 3.5	Articles of Amendment to Designate the Terms of the Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series A, of Yadkin (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on October 25, 2012)

Exhibit No.	Description

Exhibit 3.6	Articles of Amendment to the Articles of Incorporation of Yadkin (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on December 21, 2012)

Exhibit 3.7	Articles of Amendment to the Articles of Incorporation of Yadkin (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on May 23, 2013)

Exhibit 3.8	Articles of Amendment to the Articles of Incorporation of Yadkin (incorporated by reference to Exhibit 3.2 to the Form 8-K filed on May 23, 2013)

Exhibit 3.9	Form of Proposed Amendment to the Articles of Incorporation of Yadkin, increasing the number of authorized shares of Yadkin common stock from 33,333,333 to 75,000,000 (attached as Annex D to the joint proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)

Exhibit 3.10	Form of Proposed Amendments to the Amended and Restated Bylaws of Yadkin (attached as Exhibit F to Annex A attached to the joint proxy statement/prospectus included in this Registration Statement and incorporated therein by reference)

Exhibit 4.1	Form of certificate for the Common Stock (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013)

Exhibit 5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the validity of the securities to be issued*

Exhibit 8.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding certain tax matters*

Exhibit 8.2	Opinion of Womble Carlyle Sandridge & Rice LLP regarding certain tax matters*

Exhibit 8.3	Opinion of Bryan Cave LLP regarding certain tax matters*

Exhibit 10.1	Piedmont Community Bank Holdings, Inc. Phantom Equity Plan, dated January 24, 2014 (incorporated by reference as Exhibit 10.1 to the Registration Statement on Form S-4 filed on March 26, 2014)

Exhibit 10.2

Employment Agreement by and among Yadkin Financial Corporation, Yadkin Bank,

and Joseph H. Towell dated April 23, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 25, 2014)

Exhibit 10.3

Employment Agreement by and among Yadkin Financial Corporation, Yadkin Bank,

and Scott M. Custer dated April 23, 2014 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on April 25, 2014)

Exhibit 10.4

Employment Agreement by and among Yadkin Financial Corporation, Yadkin Bank,

and Wm. Mark DeMarcus dated April 23, 2014 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on April 25, 2014)

Exhibit 10.5

Employment Agreement by and among Yadkin Financial Corporation, Yadkin Bank,

and Terry S. Earley dated April 23, 2014 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on April 25, 2014)

Exhibit 10.6

Employment Agreement by and among Yadkin Financial Corporation, Yadkin Bank,

and Steven W. Jones dated April 23, 2014 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on April 25, 2014)

Exhibit 10.7

Employment Agreement by and among Yadkin Financial Corporation, Yadkin Bank,

and Edwin H. Shuford dated April 23, 2014 (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on April 25, 2014)

Exhibit 21.1	List of Subsidiaries of Yadkin (filed as Exhibit 21 to Yadkin’s Annual Report on Form 10-K, filed on February 28, 2014, and incorporated herein by reference)

Exhibit No.	Description

Exhibit 23.1	Consent of Nelson, Mullins, Riley & Scarborough LLP (included in Exhibit 5.1)

Exhibit 23.2	Consent of Nelson, Mullins, Riley & Scarborough LLP (included in Exhibit 8.1)

Exhibit 23.3	Consent of Womble, Carlyle, Sandridge & Rice LLP (included in Exhibit 8.2)

Exhibit 23.4	Consent of Bryan Cave LLP (included in Exhibit 8.3)

Exhibit 23.5	Consent of Dixon Hughes Goodman LLP (with respect to Yadkin)*

Exhibit 23.6	Consent of Dixon Hughes Goodman LLP (with respect to VantageSouth)*

Exhibit 23.7	Consent of Dixon Hughes Goodman LLP (with respect to Piedmont)*

Exhibit 24.1	Power of Attorney *

Exhibit 99.1	Consent of Keefe, Bruyette & Woods, Inc.*

Exhibit 99.2	Consent of Sandler O’Neill + Partners, L.P.*

Exhibit 99.3	Consent of Scott M. Custer *

Exhibit 99.4	Consent of J. Adam Abram *

Exhibit 99.5	Form of proxy card of VantageSouth Bancshares, Inc.*

Exhibit 99.6	Form of proxy card of Yadkin Financial Corporation Voting Common Stock*

Exhibit 99.7	Form of proxy card of Yadkin Financial Corporation Non-Voting Common Stock*

Exhibit 99.8	Proxy Statement of Piedmont Community Bank Holdings, Inc.*

Exhibit 99.9	Consent of David S. Brody

Exhibit 99.10	Consent of Alan N. Colner

Exhibit 99.11	Consent of Thierry Ho

Exhibit 99.12	Consent of Steven J. Lerner

Exhibit 99.13	Consent of Nicolas D. Zerbib

*	Previously filed.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That each prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Elkin, State of North Carolina on May 8, 2014.

YADKIN FINANCIAL CORPORATION

By:	/s/ Joseph H. Towell
Joseph H. Towell President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph H. Towell Joseph H. Towell President and Chief Executive Officer Director “Principal Executive Officer”	Date: May 8, 2014

* Nolan G. Brown Director	Date: May 8, 2014

* Harry M. Davis Director	Date: May 8, 2014

* Thomas J. Hall Director	Date: May 8, 2014

* James A. Harrell, Jr. Director	Date: May 8, 2014

* Larry S. Helms Director	Date: May 8, 2014

* Dan W. Hill, III Director	Date: May 8, 2014

/s/ Jan H. Hollar Jan H. Hollar Executive Vice President and Chief Financial Officer “Principal Accounting Officer”	Date: May 8, 2014

* James L. Poindexter Director	Date: May 8, 2014

* Alison J. Smith Director	Date: May 8, 2014

* Harry C. Spell Director	Date: May 8, 2014